Form 20-F/A
period 2001-12-31
HEALTHCARE TECHNOLOGIES LTD
filed 2003-03-17
CIK 835688

FORM 20-F/A ~~F~~

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from ____________ to ____________

Commission File No. 0-17788

Healthcare Technologies Ltd.

(Exact name of registrant as specified in its charter

and translation of Registrant's Name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

3 Habosem Street, Kiryat Minrav, Ashdod, Israel 77610

(Address of principal executive offices)

Securities registered or to be registered pursuant to

Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 0.04 par value per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2001, the registrant had outstanding 7,643,727 Ordinary Shares, NIS 0.04 nominal value per share. As of June 30, 2002, the registrant had outstanding 7,643,727 Ordinary Shares, NIS 0.04 nominal value per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes X No _____

Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17. Item 18. __X___

ii

In addition to historical information, this annual report on Form 20-F contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such difference include, but are not limited to, those discussed in Item 3. "Key Information - D. Risk Factors" and Item 5. "Operating and Financial Review and Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that the Company files from time to time with the Securities and Exchange Commission.

INTRODUCTION

This Annual Report on Form 20-F (the "Annual Report" or "Report") is being filed by Healthcare Technologies Ltd., an Israeli corporation ("Healthcare" or the "Company").

The Company specializes in the development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Company is also engaged in the research and development, production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans, including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases.

In addition, the Company through its holdings in Glycodata, Ltd. has been involved in the design of glycobiology-based tools for drug discovery and development and bioinformatics. Glycodata was formerly a subsidiary of the Company, but in April 2002 secured an investment of $14.3 million, as a result of which the Company's ownership interest in Glycodata has been reduced to ~~the~~ a level of 14.4% ~~(~~on a fully diluted basis~~)~~. For the purposes of this financing, a newly organized company registered in England, Procognia Ltd., has acquired 100% ownership of Glycodata~~,~~ in consideration for which Healthcare (as well as another existing Glycodata shareholder) is receiving ordinary shares of Procognia in exchange for its Glycodata shares, while the subsequent investors are receiving preferred shares carrying certain dividend and liquidation preferences and veto rights. As part of this transaction, Glycodata's name was changed to Procognia (Israel) Ltd., however, unless otherwise indicated, this company will be referred to as Glycodata throughout this Report.

In October 2001, the Company issued 2,000,000 additional ordinary shares to Gamida for Life B.V. ("Gamida") in a private placement for an aggregate purchase price of $1.58 million. Gamida, now based in Amsterdam, the Netherlands, is the principal holding company of the Gamida Group (formerly the Eryphile Group), which engages in research, development, production and distribution of products and services for healthcare in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria. Following this transaction, Gamida now owns approximately 51% of the Company's issued and outstanding share capital.

The Company operates as a holding company with currently three main active direct subsidiaries (and one additional indirect subsidiary), which together comprise the Healthcare group of companies. Unless the context indicates otherwise, the term "Company" as used herein refers to Healthcare and its subsidiaries. As explained above, Healthcare's interest in Glycodata continues through its investment in Procognia.

A schematic presentation of the Company and its interests (as of June 30, 2002) appears below:

		Healthcare Technologies Ltd. (Israel) ("Healthcare")

100%	100%	80%	14.4%
Gamida-Gen Marketing (1979) Ltd. (Israel) ("Gamida-Gen Marketing")	Savyon Diagnostics Ltd. (Israel) ("Savyon')	Danyel Biotech Ltd. (Israel) ("Danyel")	Procognia Ltd. (UK) ("Procognia")
			100%
100%
Gamidor Diagnostics (1984) Ltd. (Israel) ("Gamidor Diagnostics")			~~Glycodata~~ Procognia (Israel) Ltd. (Israel) ("Procognia Israel") (formerly known as Glycodata Ltd.)~~("Glycodata")~~

The Company's business activities are organized into four main functional groups: research and development; manufacturing and marketing worldwide of diagnostic tools; marketing and distribution to biotechnology researchers in Israel; and marketing and distribution to clinical diagnostics laboratories in Israel.

The Company's research, development and manufacturing activities are conducted primarily by Savyon. Glycodata is also engaged in research and development. Savyon, a leader in the serological diagnosis of Chlamydial infections, develops and manufactures immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays.

An immunoassay is an analytical test that uses antibodies to detect the presence of a target compound in a sample matrix such as blood, urine or saliva. A serological test utilizes blood as the sample matrix. Antibodies are proteins made by cells within the body as part of the immune response to invasion by antigens, which are foreign substances like bacteria and viruses such as Chlamydia. An antibody physically binds only to the substance that elicited its production. This characteristic of specific binding makes antibodies useful tools for detecting substances in sample matrices. The Company's microplate-based enzyme immunoassays are automated tests that utilize enzyme-based color changes to demonstrate the presence of the target antigen in the sample.

Savyon focuses on specific segments of the clinical diagnostic markets and is positioned to identify ideas and turn them into marketable products. Savyon provides ~~tools for in vitro diagnostics (IVD)~~ in vitro diagnostic kits and related products to laboratory professionals ~~in Israel, and IVD tools to professionals in laboratories and at~~ and other point of care ~~(POC)~~ locations in Israel and worldwide. An in vitro diagnostic kit is a test that is performed outside of the subject's body on a test sample from the subject such as blood. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the over-the-counter ~~(OTC)~~ market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the ~~IVD~~ in vitro diagnostics healthcare field.

Since the acquisition by the Company of GamidaGen Ltd. ("GamidaGen") in January 2001 and its subsequent merger with Savyon as of December 31, 2001, Savyon has also been engaged in the research and development, production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans using Pronto™, a molecular biology based technology for genetic screening and testing of certain human genetic disorders, including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases that are prevalent in the Jewish population, and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases.

The Company's marketing and sales activities in Israel are conducted by Danyel in the field of biotech research, and by the Gamidor Group (as defined below) in the fields of clinical diagnostic laboratories and laboratories in general. The Company's sales and marketing activities worldwide (other than in Israel) are conducted by Savyon.

Danyel conducts the Company's marketing and sales activities to biotechnology researchers in Israel in the genomics field and also in the fields of proteomics and proteins separation, operating with other technologies, such as sequencing and microarray technologies. Danyel also imports and distributes a range of specialized instruments, reagents and radioactively labeled compounds for academic and biomedical research laboratories, as well as consumable products in the fields of cell culture, molecular biology and immunology, including analytical and laboratory systems such as spectrophotometers, fluorometers, ~~electrophoresis equipment~~ which are designed to read the results of specific types of tests, electrophoresis, which is used to separate materials according to their movement in electromagnetic fields and consumables.

The Gamidor Group consists of GamidaGen-Marketing~~(formerly~~, which owns Gamidor Diagnostics Ltd.~~, which changed its name to Gamida-Gen Marketing in order, among other things, to retain what the Company believes to be the goodwill associated with the name "GamidaGen" in the fields of molecular biology in Israel) and its wholly-owned subsidiary Gamidor Diagnostics (collectively "the Gamidor Group").~~ The Gamidor Group conducts the Company's marketing and sales activities of systems, chemicals, reagents and services to clinical diagnostic laboratories throughout Israel and provides doctors' offices with near-patient testing systems.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

Item 3. KEY INFORMATION

Not Applicable.

A. Selected Financial Data

The following selected consolidated financial data for the five years ended December 31, 2001 are derived from the Consolidated Financial Statements of the Company which have been prepared in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States (see Note 19 to the Consolidated Financial Statements). The data appearing below for the five years ended December 31, 2001 should be read in conjunction with the financial statements, related notes and other financial information included elsewhere in this Report.

INCOME STATEMENT DATA:

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands of U.S. Dollars except loss per share)
	2001	2000	1999	1998	1997
Sales	16,013	15,456	16,583	18,562	16,327
Cost of Sales	9,984	10,006	10,286	11,937	9,914
Gross Profit	6,029	5,450	6,297	6,625	6,413
Research and development costs, net	3,164	1,408	855	725	914
Selling and marketing expenses	3,167	2,755	3,300	3,440	3,338
General and Administrative Expenses	3,966	2,669	2,268	3,378	2,903
Amortization of goodwill	246	196	196	324	377
Impairment of property and equipment	-	-	-	190	-
Operating loss	(4,514)	(1,578)	(322)	(1,432)	(1,119)
Financial income (expenses), net	(312)	129	156	(619)	35
Other income (expenses), net	897	754	36	(655)	(4)
Loss before taxes	(3,929)	(695)	(130)	(2,706)	(1,088)
Taxes on income	-	-	-	93	(1)
Loss after taxes on income	(3,929)	(695)	(130)	(2,799)	(1,089)
Minority interest in losses (earning) of consolidated subsidiaries	916	204	(61)	119	-
Net loss for year	(3,013)	(491)	(191)	(2,680)	(1,089)
Loss per ~~share(*) (0.50) (0.10) (0.04) (0.58) (0.26)~~ NIS 1 par value of shares (*)	(12.6)	(2.64)	(1.03)	(14.55)	(6.56)
Weighted average number of shares and Equivalents outstanding (in thousands) (*)	5,977	4,644	4,627	4,596	4,129
Net loss for year according to ~~US~~ U.S. GAAP (See Note 1)	(6,046)	(2,045)	(654)	(3,143)	(1,436)
~~Loss~~ Net earning loss per share according to ~~US~~ U.S. GAAP (*)	(0.94)	(0.44)	(0.14)	(0.69)	(0.35)

(*) All share and per share amounts have been restated to retroactively reflect the share consolidation.

Note 1: Effect of material differences between Israeli GAAP and U.S. GAAP

	Fiscal Year Ended December 31,
	2001	2000	1999	1998	1997
Net income (loss) as reported according to Israeli GAAP	(3,013)	(491)	(191)	(2,680)	(1,089)
Impairment of goodwill				(1,594)	-
Income from sale of production line in subsidiary	-	-	-	1,280	-
Income from sale of production line in jointly controlled entity				70	-
Amortization of goodwill	(1,046)	(463)	(463)	(463)	(347)
Compensation expenses	(113)	(72)	-	-	-
Minority interest in losses of subsidiaries	(971)	(214)	-	-	-
Other income (expenses)	(903)	(805)	-	(244)	-
Net income (loss) according to U.S. GAAP	(6,046)	(2,045)	(654)	(3,143)	(1,436)

BALANCE SHEET DATA:

(in thousands of U.S. Dollars)
	2001	2000	1999	1998	1997
Working capital	655	2,821	2,362	2,775	3,168
Total assets	12,485	15,609	14,261	14,740	17,862
Short-term credit including current maturities	1,160	1,837	700	1,278	1,327
Long-term liabilities, not including current maturities	1,226	670	1,123	972	1,417
Shareholders equity	3,779	6,355	6,810	7,005	9,716
Shareholders' equity according to ~~US~~ U.S. GAAP (See Note 2)	4,483	8,230	10,167	10,825	13,999

Note 2: Effect of material differences between Israeli GAAP and U.S. GAAP on the shareholders' equity

	Fiscal Year Ended December 31,
	2001	2000	1999	1998	1997
Shareholders' equity according to Israeli GAAP)	(3,779)	(6,355)	(6,810)	(7,005)	(9,716)
Goodwill	(3,597)	(2,894)	(3,357)	(3,820)	(4,283)
Deferred capital gain	-	(903)	-	-	-
Minority interest	-	(555)	-	-	-
Convertible debentures	416	-	-	-	-
Preferred shares in a subsidiary	2,477	2,477	-	-	-
Shareholders' equity according to U.S. GAAP)	(4,483)	(8,230)	(10,167)	(10,825)	(13,999)

B. Capitalization and Indebtedness

Not Applicable.

C. Reason for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

An investment in the Company's securities involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described below and the other information in this report before deciding whether to invest in the Company's ordinary shares. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations. If any of the following risks actually occur, the Company's business, financial condition and operating results could be materially adversely affected. In such case, the trading price of the Company's ordinary shares could decline and investors may lose part or all of their investments.

Risks Related To The Company's Business

The Company Has Sustained Operating Losses In The Past, Has An Accumulated Deficit And May Not Become Profitable.

~~The Company incurred substantial operating losses during the five fiscal years ending December 31, 2001~~

For the three fiscal years ended December 31, 2001, the Company had net losses of approximately $3 million, $491 thousand and $191 thousand, respectively.

Such losses resulted principally from:

    expenses associated with the research, development, patenting and testing of the Company's products and technologies of approximately $3.2 million in fiscal 2001, $1.4 million in fiscal 2000 and $850 thousand in fiscal 1999; and ~~;~~
    ~~expenses associated with comprehensive organizational and personnel changes that the Company implemented in 1997 through 2001; bad debt expenses; the write-off of impaired fixed assets and obsolete inventory; foreign currency losses mainly during 1998~~ the write-off of obsolete inventory of approximately $104 thousand in fiscal 2001, $216 thousand in fiscal 2000 and $60 thousand in fiscal 1999.

    ~~As of December 31, 2001, the Company's accumulated deficit was approximately $12.5 million.~~

The Company may incur significant operating losses in the future as it continues its research and development efforts, expands its marketing, sales and distribution activities, develops strategies for competing with other manufacturers, and scales up its research and development and manufacturing capabilities. There can be no assurance that the Company will be able to successfully commercialize its products or that it will achieve profitability in the future. As of December 31, 2001, the Company's accumulated deficit was approximately $12.5 million.

If The Company Cannot Maintain Adequate Operating Capital, Its Business Will Suffer.

At December 31, 2001, the Company had working capital of $655 thousand, including cash of $1.1 million. The Company anticipates that these funds, together with funds from operations, will be sufficient to meet its anticipated cash requirements for 2002. For the fiscal year ended December 31, 2001, the Company used net cash flows in operations of $ 2.97 million. Although the Company currently believes that it will generate positive cash flow from operations in fiscal 2003, it is possible that it will not succeed in doing so.

On a longer term ~~On a going forward~~ basis, the Company's operations may not provide sufficient internally generated cash flows to meet its projected requirements. The Company's ability to continue to finance its operations, including the research, development and introduction of new products and technologies, will depend on its ability to achieve profitability by improving sales and margins, its ability to reduce cash outflows and, if necessary, its ability to obtain other sources of funding sufficient to support its operations. There can be no assurance that such funding will be available on satisfactory terms or at all.

Other than as described in Item 4. "Information ~~On The~~ on the Company -- A. History and Development of the Company -- Recent Developments" below, the Company has not ~~as~~ yet explored whether any additional sources for capital will be available. To the extent, if any, that the Company is able to obtain equity capital from other sources, the issuance of more ordinary shares may dilute the economic interest and will dilute the voting interests of current shareholders. To the extent, if any, that the Company is able to obtain debt financing, the terms of such financing may be expensive and may subject it to covenants that materially restrict it.

The Success Of Competitive Products Could Have An Adverse Effect On the Company's Business.

The medical products industry, including the medical ~~diagnostics~~ diagnostic testing industry, is rapidly evolving and intensely competitive and the Company's customers have a wide variety of products and technologies from which to choose.

Danyel Biotech's principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Agentek and Sigma Israel in the field of chromatography; Pharmatec (Tecan) and Lumitron (Packard) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot, Geter and Baktalab in the field of bio-plastics; and Eldan (NEN), Ornotond Sigma (Israel) in the field of molecular biology and radiochemical products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2001, Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio plastics, and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories market in Israel include: Ilex (Abbott) and Dover (J&J) for hematology products; Dyn Diagnostics (Roche) and Pharmtop (Sorin) for immunology products; Ilex (Vitek) and Pharmtop (Sorin) for microbiology products; Travenol (Nequas) for quality control products; and Dyn Diagnostics (Roche) and Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2001, the Gamidor Group accounted for a significant portion of the Israeli hematology products market and a lesser portion of the Israeli market for the Group's other products.

Savyon's serology test kits for chlamydia compete with serology tests produced by companies such as Hitachi (Japan), Medac (Germany), Orgenics (Israel), MRL (USA) and LabSystems (Finland). Savyon's SeroMP (microplasma pneumoniae) products compete in the field of serology testing with products produced by companies such as Fujirebio in Japan. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge and experience in the industry and feedback from its customers, that in fiscal 2001, Savyon accounted for a significant portion of the worldwide market for serology chlamydia test kits with Savyon's remaining kits representing a much smaller portion of the overall market for such products.

The success of any competing alternative products to those the Company provides could have a material adverse effect on the Company's business, ~~its~~ financial condition and results of ~~its~~ operations. The Company believes that its competitors include companies that have substantially greater financial capabilities for product development and marketing than it does ~~the Company~~ and can therefore market their products or procedures to the medical community in a more effective manner. There is also a risk that the Company's competitors may succeed in developing safer or more effective products that could render ~~the Company's~~ its products obsolete or noncompetitive.

The Company's Patents May Not Protect Its Products From Competition.

In the genetic field, the Company has four granted patents that it utilizes in producing its products and four pending patent applications. The patents are registered for methods of single nucleotide primer extension and kits therefore and method of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore. These methods related to the Company's ProntoTM genetic test products line. Three of the granted patents are registered in Israel and one granted patent is registered in the United States. All of them expire during 2012 to 2014. In addition, the Company has patent applications pending in Japan, Canada (two pending applications) and Europe for these methods.

In the serologic field, the Company has two granted patents and four pending patent applications regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays and stabilization of polypeptides for use in immunoassay procedures. These patents are used in the production of the Company's Sero CT diagnostic test kit products. The granted patents are registered in Israel and both expire during 2017. In addition, the Company has pending ~~The Company has patents in Israel, the United States and certain other countries, and has filed~~ patent applications in ~~Israel, the United States and other countries, for certain products~~ the United States, Europe and Japan (two applications).

In both the genetic field and the serologic field, the Company has certain other granted patents and applications for patents that are not utilized by it for its products, and probably will not be used in the future and, therefore, will not be renewed.

Although several patents have been issued to the Company, there can be no assurance that any additional patents will be issued to the Company, or that any patents that are issued to it will provide it with meaningful patent protection~~, or~~. In addition, there can be no assurance that others will not successfully challenge the validity or enforceability of any patent issued to the Company. The costs required to uphold the validity and prevent infringement of any patent issued to the Company could be substantial, and it might not have the resources available to defend its patent rights.

The risks and uncertainties that the Company faces with respect to its patents and other proprietary rights include the following:

    The pending patent applications that the Company has filed or to which it has exclusive rights may not result in issued patents or may take longer than it expects to result in issued patents;

    The claims of any patents which are issued may be more limited than those in the Company's patent applications as filed and may not provide meaningful protection;

    The Company may not be able to develop additional proprietary technologies that are patentable;

    The patents licensed or issued to the Company may not provide a competitive advantage;

    Other companies may challenge patents licensed or issued to the Company;

    Patents issued to other companies may substantially impair the Company's ability to conduct its business;

    Other companies may independently develop similar or alternative technologies or duplicate the Company's technologies; and

    Other companies may design around technologies the Company has licensed or developed.

    Certain countries such as the Peoples Republic of China, in which the Company may seek to sell its patented products in the future may not protect its patent rights to the same extent as the United States and Israel.

The Value Of The Company's Proprietary Technology And Know-how May Depend On Its Ability to Protect Trade Secrets.

The Company relies on trade secret protection for its confidential and proprietary technology and know-how. The Company currently protects such technology and know-how as trade secrets. The Company protects its trade secrets through recognized practices, including access control, confidentiality agreements with employees, consultants, collaborators and customers, and other security measures. These confidentiality agreements may be breached, however, and the Company may not have adequate remedies for any such breach. In addition, the Company's trade secrets may otherwise become known to or be independently developed by competitors.

The Company May Infringe the Intellectual Property Rights of Third Parties and May Become Involved in Expensive Intellectual Property Litigation.

The intellectual property rights of diagnostic and biotechnology companies, including the Company, are generally uncertain and involve complex legal, scientific and factual questions. The Company's success in these fields may depend, in part, on its ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on the Company's intellectual property rights.

~~The~~

Although the Company is not currently involved in any litigation related to its patents or intellectual property, the Company may become party to patent litigation or proceedings at the U.S. Patent and Trademark Office or a foreign patent office to determine the Company's patent rights with respect to third parties. Interference proceedings in the U.S. Patent and Trademark Office or opposition proceedings in a foreign patent office may be necessary to establish which party was the first to discover such intellectual property. The Company may become involved in patent litigation against third parties to enforce the Company's patent rights, to invalidate patents held by such third parties, or to defend against such claims. The cost to the Company of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. If infringement litigation against the Company is resolved unfavorably to the Company, it may be enjoined from manufacturing or selling certain of its products or services without a license from a third party. The Company may not be able to obtain such a license on commercially acceptable terms, or at all.

If A Product The Company Sells Results In Injury To A User, The Company Could Be Subject To Product Liability Exposure.

The Company sells diagnostic products, which may involve product liability risk. While the Company carries product liability insurance, there can be no assurance that its coverage will be adequate to protect the Company against future liability claims. In addition, product liability insurance is expensive and there can be no assurance that this insurance will be available to the Company in the future on terms satisfactory to it, if at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage could have a material adverse effect on its business, financial condition and results of operations. The Company maintains product liability coverage in the maximum amount of $4 million.

If the Company Does Not Receive ~~FDA And Other~~ Certain Regulatory Approvals, It Will Not Be Permitted To Sell Its Products.

Certain of the products that the Company develops cannot be sold until the U.S. Federal Drug Administration ~~(FDA)~~("FDA") and corresponding regulatory authorities of other jurisdictions approve the products for medical use. This means that:

    The Company will incur the expense and delay inherent in seeking FDA approval of new products;

    A product that is approved may be subject to restrictions on use;

    The FDA can recall or withdraw approval of a product if problems arise; and

    The Company will face similar regulatory issues in other countries, including countries of the European Union.

~~The Company is currently seeking European Union marketing approval for two new serological test kits and it intends to apply for European Union marketing approval for nine new genetic test kits prior to the end of fiscal 2002. The Company currently anticipates receiving such marketing approvals by the first quarter of fiscal 2003, of which there can be no assurance.~~

The Company is currently seeking European Union marketing approval for two new serological test kits. The company intends to apply for European Union marketing approval for nine new genetic test kits prior to the end of June 2003. The Company currently anticipates receiving marketing approvals for all of Savyon products by the end of fiscal 2003, of which there can be no assurance.

Currently, there are no pending applications for approval by the FDA.

The Price And Sales Of The Company's Products May Be Limited By Health Insurance Coverage And Government Regulation.

The Company's success in selling its products may depend in part on the extent to which health insurance companies, health maintenance organizations and government health administration authorities, such as Medicare and Medicaid, will pay for the cost of the products and related treatment. There can be no assurance that adequate health insurance, health maintenance organization and government coverage will be available to permit the Company's products to be sold at prices high enough for it to generate a profit. In certain countries, pricing or profitability of health care products is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government controls, and new proposals are likely to be made in the future.

The Company's Business Could Be Adversely Affected If It Loses The Services Of The Key Personnel Upon Whom It Depends.

The Company depends upon the efforts of its executive chairman, Mr. Daniel Kropf, upon the efforts of other senior executives, including Mr. Yacob Ofer, Mr. Luly Gurevich and Dr. Nir Navot. Mr. Kropf does not have an employment agreement. Mr. Ofer has an employment agreement which may be terminated upon six months prior written notice by either party. Mr. Gurevich has an employment agreement which terminates in December 2003. Mr. Navot does not have an employment agreement. All of these executives are covered by key man life insurance policies in varying amounts.

The Company also depends upon its research and development personnel. The loss of key personnel and the inability to successfully recruit and retain additional highly skilled and experienced management and technical personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company Is Dependent Upon Independent Sales Agents, Distributors And Dealers.

The Company markets and sells its products in part through networks of independent sales agents, distributors and dealers in certain countries. As a result, ~~a significant portion~~ in fiscal 2000 and 2001, approximately 26% and 27%, respectively, of the Company's revenues ~~is dependent upon~~ were derived from the sales efforts of these sales agents, distributors and dealers.

Sales to the Company's distributors in France, BMD -- Biomedical Diagnostics, and the Company's distributors in Germany, Hain Lifescience GMBH, accounted for approximately 5% and 4%, respectively, of the Company's annual sales in fiscal 2000 and 2001. The Company has written distribution agreements with BMD and Hain that grants these companies the exclusive right to distribute the Company's products in France and Germany, respectively for a period of one year, subject to automatic renewals unless either the Company or the distributors elect not to renew the agreements. These distributors are not required to purchase any minimum amounts under these agreements.

The Company also relies on its distributors to assist the Company in obtaining reimbursement and regulatory approvals in certain international markets. There can be no assurance that the Company's sales agents, distributors and dealers, some of which operate relatively small businesses, have the financial stability to assure their continuing presence in their markets. The inability of a sales agent, distributor or dealer to perform its obligations, or the cessation of business by a sales agent, distributor or dealer, could materially and adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to engage or retain qualified sales agents, distributors or dealers in each territory that it targets. The failure to engage or retain such sales agents, distributors or dealers in these territories would have a material adverse effect on the Company's business, financial condition and results of operations.

A Significant Percentage Of Two Of The Company's Subsidiaries' Products Are Dependent On Certain Principal Suppliers

During 2000 and 2001, purchases from one of Danyel's suppliers, Amersham Biosciences, accounted for 20% and 30% for each year respectively of Healthcare's annual cost of sales. In addition, during 2000 and 2001, purchases from one of the Gamidor Group's suppliers, Dade Behring, accounted for 11% and 13% for each year respectively of Healthcare's annual cost of sales. A failure of one or more of such suppliers to continue to supply products to the Company ~~will~~ may adversely affect the Company's business and financial results.

In addition, certain other products distributed by the Company are obtained from a limited group of suppliers~~, with some of which the~~. The Company has no written agreements with some of these suppliers. The Company's reliance on a limited group of suppliers involves several risks, including a potential inability to obtain adequate supplies of certain products and reduced control over pricing and timely delivery of products. Although the Company believes that additional sources of supply are available should one or more of such suppliers be unable to meet the Company's needs, there can be no assurance that supplies will be available on terms acceptable to the Company, or at all, and there can be no assurance as to the extent of delays which may be caused upon replacing such suppliers. An inability to obtain or significant delay in obtaining such products could have a material adverse effect on the Company.

Sales to ~~Two Distributors And To~~ One Customer Account For A Significant Portion Of The Company's Sales And The Loss Of ~~Either Of These Distributors And/Or~~ This Customer Could Have A Material Adverse Affect On The Company's Business And Financial Results

Sales to the ~~Company's distributors in France and Germany~~ Maccabi Sick Fund ("Maccabi") in Israel accounted for ~~approximately~~ 5% ~~and 4%, respectively,~~ of the Company's annual sales during 2000, and ~~5% and 4%, respectively, of the Company's annual sales in 2001. Sales to the Maccabi Sick Fund in Israel accounted for 5% of the Company's annual sales in 2000, and for~~ 8% of such sales in 2001. The Company has a number of written agreements with Maccabi covering different products. Under these agreements, the Company has agreed to charge Maccabi a fixed price for various products over a period of three to five years, provided that Maccabi purchases certain minimum quantities of such products from the Company. These agreements may be terminated by Maccabi at any time upon 30 days written notice to the Company. In addition, the Company has agreed to supply Maccabi with certain laboratory instrumentation that the Company's products are used in, which becomes the property of Maccabi at the end of a three or five year period as long as Maccabbi has purchased the minimum amount of products during this period ~~loss of either of the Company's distributors in France or Germany or its customer, the Maccabi Sick Fund, could have a material adverse affect on the business and financial results of the Company.~~

~~A Significant Percentage Of The Company's Product Sales Are Generated In International Markets, Which Results In Increased Risks To The Company's Business.~~

~~Approximately 21% of the Company's sales during 2001 were generated in international markets. International sales and operations may be limited or disrupted by:~~

~~government controls;~~

~~export license requirements;~~

~~political instability;~~

~~trade restrictions;~~

~~changes in tariffs;~~

~~difficulties in managing international operations;~~

~~import restrictions; and~~

~~fluctuations in foreign currency exchange rates~~.

The Company May Need Strategic Partners To Be Successful.

The Company anticipates that it may be necessary to enter into arrangements with corporate partners, licensees or others, in order to efficiently market, sell and distribute its products. These strategic partners may also be called upon to assist in the support of the Company's products, including support of certain product development functions. As a result, the Company's success may be dependent in part upon the efforts of these third parties. There can be no assurance that the Company will be able to negotiate additional acceptable arrangements with strategic partners or that the Company will realize any meaningful revenues pursuant to these arrangements.

Use Of Genomic Information To Develop Or Commercialize Products Is Unproven.

The development of new drugs and the diagnosis of disease based on genomic information is unproven. The business strategy of the Company's subsidiary, Savyon, is based in part on the assumption that identifying and characterizing genes and sequencing select human genes and the genomes of select pathogens may help scientists to better understand complex disease processes and develop drugs to treat these diseases. There is limited understanding of the roles of genes in diseases. Few therapeutic vaccine or diagnostic products based on genomic information have been developed or commercialized. If Savyon fails to identify genes useful for the discovery and development of such products, or if strategic partners are unable to use the genomic information that Savyon provides to them to develop such products, Savyon's current and potential customers may lose confidence in its products or their value for drug discovery, and the Company's business may suffer as a result.

The Genomics Industry Is Intensely Competitive And Evolving.

There is intense competition among entities attempting to sequence segments of the human genome and identify genes associated with specific diseases and develop products and services based on these discoveries. Savyon ~~faces competition in these areas from genomic, pharmaceutical, biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies, in the United States and elsewhere in the world. Numerous pharmaceutical companies also are developing genomic research programs, either alone or in partnership with Savyon's competitors. Competition among these entities to sequence genes, identify and characterize genes of interest, obtain patent protection and market this genomic information is intense and is expected to increase. In order to compete against existing and future technologies, Savyon will need to demonstrate to potential customers that its technologies and capabilities are superior to those of its competitors~~ has developed a patented molecular biology-based technology that enables the mass screening of genetic materials for mutations. Based on this technology, Savyon has developed over 15 diagnostic kits for carrier screening, pre-natal diagnosis, and predisposition screening of mutation carriers for a variety of genetic defects.

Savyon's competitors in the field of genetic defect diagnostic tests have developed competing technologies for the screening of genetic materials for mutations. These competitors include many large and medium sized multi-national corporations, including Innogenetics, Third Waves Technologies, Myriad Genetics, Affymetrix, Orchid BioSciences and Motorola. Savyon's indirect competitors in this field include numerous small scale laboratories. Although the Company is not aware of any published industry market share statistics, the Company estimates, based upon its knowledge of the industry, that Savyon's market share in this field represents a very small portion of the total market other than the Israeli market for genetic predisposition tests for gaucher and cystic fibrosis for which Savyon has a significant share of the market.

Many of Savyon's competitors have substantially greater capital resources, sequencing capabilities, research and developmental staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than it. These competitors may discover, characterize or develop important genes, drug targets or leads, drug discovery technologies or drugs before Savyon or its customers or which are more effective than those developed by Savyon or its customers, or may obtain regulatory approvals of their drugs more rapidly than Savyon's customers do, or may develop techniques for genomic-based drug discovery that are superior to those Savyon is developing and render its technologies non-competitive or obsolete even before they generate revenue, any of which could have a material adverse effect on any of the Company's similar programs. Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit Savyon's rights or the Company's customers' ability to use the Company's products to commercialize therapeutic, diagnostic or vaccine products.

Savyon faces rapid technological change in the ~~genomics~~ Genomics-based diagnostic industry. This could result in the development of technologies by others~~,~~ for use in diagnostics and pharmacogenetics, which will be superior to Savyon's existing or future technologies.

~~The field of genomics is characterized by significant and rapid technological change. Many of Savyon's competitors have greater research and development capabilities and experience, as well as greater financial resources, than does Savyon. They may develop techniques for genomic-based drug discovery that are superior to those Savyon is developing and render its technologies non-competitive or obsolete even before they generate revenue.~~

Future Acquisitions May Absorb Significant Resources And May Be Unsuccessful.

As part of the Company's strategy, it may pursue acquisitions, investments and other relationships and alliances. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity securities, and expenses that could have a material adverse effect on the Company's financial condition and results of operations. For example, to the extent that the Company elects to pay the purchase price for such acquisitions in ordinary shares, the issuance of additional shares will be dilutive to the Company's shareholders. Acquisitions involve numerous other risks, including:

    difficulties integrating acquired technologies and personnel into the Company's business;

    diversion of management from daily operations;

    inability to obtain required financing on favorable terms;

    entering new markets in which the Company has little or no previous experience;

    potential loss of key employees or customers of acquired companies;

    assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and

    amortization of the intangible assets of the acquired companies.

It may be difficult for the Company to complete these types of transactions quickly and to integrate the businesses efficiently into its current business. Any acquisitions or investments by the Company may ultimately have a negative impact on its business and financial condition.

Risks Relating To Operations In Israel

The Company Has Important Facilities And Resources Located In Israel, Which Has Historically Experienced ~~Severe Economic Instability And~~ Military And Political Unrest.

The Company is incorporated under the laws of the State of Israel. The Company's principal research and development and manufacturing facilities are located in Israel~~. Although a substantial portion~~ and approximately 80% of the Company's ~~sales is currently being made to customers outside Israel~~ revenues are derived from sales made in Israel.

As a result, the Company is ~~nonetheless~~ directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm the Company's business, operating results and financial condition.

~~Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980's, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest.~~

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and, since September 2000, involving the Palestinian population, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel and for Israel-based companies. Acts of random terrorism periodically occur which could affect the Company's operations or personnel. In addition, Israel and Israeli-based companies and companies doing business with Israel, have been the subject of an economic boycott by ~~the Arab countries~~ members of the Arab League and certain other predominantly Muslim countries, since Israel's establishment. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, the Company cannot predict whether or in what manner these problems will be resolved. Also, since the end of September 2000, there has been a marked increase in the level of terrorism in Israel, which has significantly damaged both the Israeli economy and levels of foreign and local investment.

In addition, certain of the Company's officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. All Israeli male citizens who have served in the army are subject to the obligation to perform reserve duty until they are between 45 and 54 years old, depending on the nature of their military service. The Company has operated effectively under these requirements since its inception. The Company cannot predict the effect of these obligations in the future.

Exchange Rate Fluctuations And Inflation In Israel Could Adversely Impact The Company's Financial Results.

Exchange rate fluctuations and inflation in Israel could adversely ~~Inflation in Israel and devaluation of the NIS, which are fuelled by the local instability of the region, could~~  impact the Company's financial results. ~~Although Israel has substantially reduced the rates of inflation and devaluation in recent years, they are still relatively high and the Company could be harmed by inflation or devaluation. If inflation rates in Israel increase again and hurt Israel's economy as a whole, the Company's operations and financial condition could suffer. Moreover, non-residents of Israel are subject to income tax on certain income, including cash dividends, derived from sources in Israel.~~ During the calendar years 1999, 2000 and 2001, the annual rate of inflation was approximately 1.3%, 0% and 1.4%, respectively, while the NIS was devalued against the U.S. Dollar by approximately -0.2%, -2.7% and 9.3%, respectively. Consequently, during the calendar years 1999, 2000 and 2001, the annual rate of inflation as adjusted for devaluation was approximately 1.5%, 2.7% and -7.2%, respectively.

A substantial part of the Company's third party product distribution activities are conducted by its subsidiaries, the Gamidor Group and Danyel. The Gamidor Group's and Danyel's sales are quoted in NIS; however, their selling prices are based upon a price list, which is quoted in the suppliers' original currencies, mainly Euros and U.S. Dollars. The price is then converted into NIS at the relevant exchange rate on the date of sale to the customer. This enables the Gamidor Group and Danyel to reduce exposure to losses from devaluations of the NIS in relation to such foreign currencies. The Gamidor Group's and Danyel's accounts receivables are, however, quoted in non-linked NIS and, consequently, inflation in Israel would have the effect of increasing their financial expenses.

In addition, the Gamidor Group's and Danyel's accounts payable are mainly quoted in such foreign currencies and, consequently, any excess of a devaluation rate in the NIS in relation to such currencies over the inflation rate in Israel would have the effect of increasing the Company's financial expenses. Because the exchange rates between the NIS and the Yen, Euro, Swiss Franc and the U.S. Dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company's profitability and period-to-period comparisons of the Company's results in U.S. Dollars.

The Company's consolidated results of operations are, therefore, affected by several interrelated factors, including the rate of inflation in Israel, the devaluation of the NIS in relation to the primary foreign currencies relevant to the Company, including the U.S. Dollar, the devaluation of relevant foreign currencies in relation to the U.S. Dollar and, the extent to which the Company holds assets and liabilities in foreign currencies. Similarly, the relationship between the Company's monetary assets and liabilities in U.S. Dollars and NIS and whether these are linked to foreign currency or price index also affect financial results.

Provisions Of Israeli Law May Delay, Prevent Or Make Difficult An Acquisition Of The Company, Which Could Prevent A Change Of Control And Therefore Depress The Price Of The Company's Shares.

Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of the Company. The new Israeli Companies Law, which governs Israeli corporations, does not contain provisions that deal specifically with a merger that allows for the elimination of minority shareholders. Various provisions that deal with "arrangements" between a company and its shareholders have been used, however, to effect squeeze-out mergers. These generally require that the merger be approved by at least 75 percent of the shareholders present and voting on the proposed merger, at a shareholders' meeting that has been called on at least 21 days' advance notice. In addition to shareholder approval, court approval of the merger may be required, which entails further delay and the need to obtain a discretionary approval. Further, a merger may not be completed unless at least 70 days have passed from the time that the requisite approvals of the merger by each of the merging entities have been filed with the Israeli Registrar of Companies. Alternatively, the acquirer can cause minority shareholders to sell their shares if it acquires at least 90 percent of all outstanding shares (excluding shares held by the acquirer prior to the acquisition) and none of the minority shareholders successfully seeks to block the acquisition in court.

The new Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the new Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company. Here too there is an exception, if someone else is already a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law of the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. However, under the Companies Law, if following any acquisition of shares the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if, by doing so, the acquirer would own more than 90% of the shares of the target company.

Finally, Israeli tax law treats certain acquisitions, particularly share-for-share swaps between an Israeli company and a non-Israeli company, less favorably than United States tax law. Israeli tax law may, for instance, subject a shareholder who exchanges his shares in Healthcare for shares in a non-Israeli corporation to immediate taxation.

Risks Related To The Company's Ordinary Shares

The Company's Shares Price Has Been And May Continue To Be Volatile, Which Could Result In Substantial Losses For Individual Shareholders.

The market price of the Company's ordinary shares ranged between a high sales price of $1.03 and a low sales price of $0.48 during 2001 and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control:

~~extremely low volumes of trade;~~

    actual or anticipated variations in the Company's quarterly operating results;

    announcements of technological innovations or new products or services or new pricing practices by the Company or its competitors;

    changes in United States and other countries' government regulations relating to approval of the Company's products;

    results of regulatory inspections;

    the status of patents and proprietary rights relevant to the Company's products that are developed by the Company or its competitors;

    increased market share penetration by the Company's competitors;

    announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

    additions or departures of key personnel; and

    sales of additional ordinary shares.

In addition, the stock market in general, and stocks of medical technology companies in particular, have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company's ordinary shares, regardless of the Company's actual operating performance.

The Company Has Not Paid Cash Dividends On Its Ordinary Shares.

The Company has not paid cash dividends on its ordinary shares in the past but does not rule out the possibility of paying such dividends in the future in the appropriate circumstances. In determining whether to pay dividends, the Company's board of directors will consider many factors, including its earnings, capital requirements and financial condition. In addition, under Israeli law, the Company may only pay cash dividends in any fiscal year from its profits, if any, as calculated under Israeli law.

Controlling Shareholders Can Limit Shareholders' Ability To Influence The Outcome Of Matters Requiring Shareholder Approval And Could Discourage Potential Acquisitions of the Company's Business By Third Parties; Pledge Of Shares.

Gamida, the Company's principal shareholder, holds 3,891,259 shares or approximately 51% of the Company's voting securities. As a result, Gamida has a controlling interest over all matters, excluding related party transactions requiring approval by shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

In May and June 2002, Gamida pledged its shares in the Company to United Mizrahi Bank as security for a loan from the Bank to Gamida. In general, the pledge agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

The Sale Of Restricted Shares Could Cause The Market Price Of The Company's Ordinary Shares To Drop Significantly.

Most of the ordinary shares beneficially owned by the Company's management and directors and their affiliates, aggregating approximately 5 million shares, are restricted securities under federal law. They may be sold, but are subject to certain volume and other restrictions. The Company cannot estimate the number of these shares that may be sold in the future or the effect that their sale may have on the market price of the ordinary shares. However, it could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them, even if the Company's business is doing well.

The Company has agreed to register for resale by Gamida the 3,891,259 ordinary shares owned by it. This registration will also cover resales of these securities by United Mizrahi Bank in the event that the Bank exercises its right to dispose of these shares following a default in the loan by Gamida. Once the registration statement is effective, these shares may be resold without the volume restriction to which they are currently subject.

The Market Price Of the Company's Shares Could Decline If It Does Not Meet The Requirements For Continued Listing On NASDAQ.

The Company's ordinary shares are traded on the NASDAQ SmallCap Market, which has adopted rules that establish criteria for initial and continued listing of securities. The Company currently meets the criteria for continued listing of its securities on the NASDAQ SmallCap Market. If the Company's ordinary shares are delisted from the NASDAQ SmallCap Market, trading in its ordinary shares could be conducted on an electronic bulletin board established for securities that do not meet the NASDAQ listing requirements. If the Company's ordinary shares were delisted from the NASDAQ SmallCap Market, it would be subject to the so-called penny stock rules that impose restrictive sales practice requirements on broker-dealers who sell those securities. Consequently, de-listing, if it occurred, could affect the ability of shareholders to sell their ordinary shares in the secondary market. The restrictions applicable to shares that are de-listed, as well as the lack of liquidity for shares that are traded on an electronic bulletin board, may adversely affect the market price of such shares. For information concerning the recent trading history of the Company's ordinary shares, see Item 9. "The Offer and Listing - A. Offer and Listing Details".

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

The Company is an Israeli public company that is subject to the Israeli Companies Law, 1999 (the "Companies Law") and the Israeli Companies Ordinance - 1983 ("the Companies Ordinance").

The Company's principal executive offices are located at 3 Habosem Street, Kiryat Minrav, Ashdod 77610, Israel (tel. no. 011-972-8856-2920).

Important Events in the Development of the Company's Business

The Company was incorporated in May 1988 under the name "Istec Healthcare Technologies Ltd." and changed its name to "Healthcare Technologies Ltd." in December 1988.

In March 1989, the Company completed an initial public offering of ordinary shares and share purchase warrants in the United States and listed its securities on the NASDAQ SmallCap Market.

In April 1991, the Company acquired Diatech Diagnostica Inc., a Delaware Corporation ("DDI"), and its wholly-owned Israeli subsidiary, Diatech Diagnostica Ltd. ("Diatech Israel"), a medical diagnostics kit manufacturer.

In October 1991, the Company consolidated the operations of Diatech Israel with those of the Company's subsidiary Savyon.

In March 1993, the Company established a 51% indirectly-owned Israeli subsidiary, Savyon Yaron Diagnostics Marketing Ltd. ("Savyon Yaron"), in order to distribute medical diagnostics products produced by the Company and by other manufacturers. The Company's 51% interest was issued to Savyon, the other 49% of the shares being held by Yaron Chemicals Ltd. Savyon transferred its entire 51% shareholding to Gamidor Diagnostics for nil consideration in October 2000. Then, in July 2001, Gamidor Diagnostics acquired the whole of Yaron Chemicals Ltd.'s 49% interest, again for nil consideration. Gamidor Diagnostics has since undertaken the business of Savyon Yaron, which as a result has become a dormant company.

In June 1993, the Company acquired Immunotech Corp. ("Immunotech"), a privately-owned medical diagnostics kit manufacturer located in Boston, Massachusetts. The Company subsequently changed the corporate name of Immunotech to Diatech Diagnostics Inc. ("Diatech Inc.").

In January 1995, the Company acquired 50% of Gamidor Limited, a United Kingdom company ("Gamidor UK") engaged in the distribution and marketing of medical diagnostics products and laboratory systems and equipment. The remaining shares of Gamidor UK were owned by Gamida Trading Limited (formerly Eryphile Trading Ltd.), an affiliate of Gamida.

In April 1997, the Company acquired Gamida-Gen Marketing (1979) Ltd. (at the time of acquisition known as Gamidor Ltd.), an Israeli private company engaged in providing products and services to clinical laboratories and the molecular biology fields in Israel.

Effective February 1998, the Company completed a one-for-four share consolidation of its ordinary shares.

In June 1998, the Company sold the majority of Diatech Inc.'s medical diagnostics kit product lines to an Irish company and subsequently discontinued Diatech Inc.'s operations. Diatech Inc. was dissolved effective December 31, 1998.

In December 1998, the Company transferred all of its shares of Gamidor UK to the Company's principal shareholder Gamida and acquired one half of Gamidor UK's remaining shareholding in Gamidor Diagnostics Limited ("Gamidor Diagnostics UK"), formerly one of Gamidor UK's wholly-owned subsidiaries, but by that time owned as to 52% by an unaffiliated third party (the "Purchaser"). Such shareholding was subject to put and call options in favour of the Company and the Purchaser respectively, and the Purchaser has now elected to exercise such call options in full.

In January 1999, the Company established Danyel, an Israeli company engaged in the marketing and distribution to biotechnology researchers in Israel of products in the fields of applied genomics and cell biology and separation. As part of its establishment, the Company sold fixed assets and inventory to Danyel for a purchase price of approximately $125 thousand, which represents the book value of the transfer of assets as of January 1, 1999. The Company had no Capital expenditures in the establishment of Danyel. The Company owns 80% of Danyel and the balance is owned by its general manager (through a company under his control).

As of December 1999, the assets of Diatech Israel were transferred and assigned to Savyon, whereby Savyon acquired and assumed all the current undertakings, services and assets of Diatech Israel and approved a share sale and assignment agreement between DDI and the Company whereby DDI transferred its holding in Diatech Israel to the Company. The Company's board simultaneously approved the liquidation of DDI, due to its effectively being an inactive company.

In January 2000, the Company established Glycodata with an initial investment of $600,000, and subsequently transferred the Company's glycobiology research and development project into Glycodata. During the second half of 2000, Glycodata effected a private placement of its equity securities to unaffiliated third party investors, raising an aggregate of $2,500,000, payable in installments, for approximately 28.14% of the share capital of Glycodata (allotted as 2,500,000 preferred shares). At the end of 2001, the third party investors granted convertible loans amounting to $2 million.

In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen, formerly controlled by Gamida (see Item 7 below), in consideration for the issuance of 1,000,000 of the Company's ordinary shares to the shareholders of GamidaGen. GamidaGen's aggregate outstanding debts to third parties (including banks) amounted to approximately $0.7 million, in addition to approximately $0.3 million owed to the Company. As part of the acquisition the Company agreed, subject to certain conditions, which have not yet materialized, to guarantee $275,000 of GamidaGen's obligations to an Israeli bank included in the above sum of third party debts.

The Company transferred all of the GamidaGen shares to its wholly-owned subsidiary, Savyon. The purpose of this transfer was to consolidate the operations of the two companies in order to achieve operating efficiencies by combining the facilities and the administrative, sales and research and development personnel of the two companies. Both companies legally merged as of December 31, 2001, such merger still being subject to the approval of the Israeli tax authorities and Companies Registrar (see above - "Introduction").

For additional information concerning important events in the development of the Company's business, see Item 7. "Major Shareholders and Related Party Transactions - B. Related Party and Inter-Company Transactions."

Recent Developments

Private Placement

During October 2001, following the approval of the Company's annual meeting of shareholders, the Company issued 2,000,000 additional ordinary shares to Gamida by means of a private placement. The proceeds amounted to $1.58 million.

Glycodata Financing

In April 2002, Glycodata (now known as Procognia Israel) secured $14.3 million in a second round of financing, of which $1.25 million was through the conversion of existing shareholders' loans. $0.75 million of this financing will be used to repay further such shareholders' loans.

For the purposes of this financing, a newly organized company registered in England, Procognia Ltd., has acquired 100% ownership of Glycodata, in consideration for which Healthcare (as well as another existing Glycodata shareholder) is receiving ordinary shares of Procognia in exchange for its Glycodata shares, while the subsequent investors are receiving preferred shares carrying certain dividend and liquidation preferences and veto rights. Following the completion of the transaction, Healthcare's ownership interest will decrease from 59% of Glycodata to 14.4% of Procognia (all on a fully diluted basis).

Healthcare will have the right to nominate one of Procognia's seven directors.

As a result of this transaction, Healthcare recorded a capital gain for the second quarter of fiscal 2002 of approximately $1.4 million. Healthcare's original investment in Glycodata was approximately $600,000.

Principal Capital Expenditures and Divestitures

The following is a table of the Company's principal capital expenditures for the last three years.
in thousands of U.S. Dollars
	2001	2000	1999
Fixed Assets	834	989	1,448
Patents, know-how, trademarks	~~31~~--	131	326
Total	~~865~~ 834	1,120	1,774

For information concerning material acquisitions and divestitures of business interests by the Company since the beginning of fiscal 1999, see Item 4. "Information On The Company - A. History and Development of the Company - Recent Developments" and Item 7. "Major Shareholders and Related Party Transactions".

B. Business Overview

General

The Company specializes in the development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Company is also engaged in the research and development, production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases that are prevalent in the Jewish population, and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases.

In addition, the Company through its holdings in Glycodata Ltd. has been involved in the design of glycobiology-based tools for drug discovery and development and bioinformatics. Glycodata was formerly a subsidiary of the Company, but in April 2002 secured an investment of $14.3 million, as a result of which the Company's holdings in the business have been reduced to the level of 14.4% (on a fully diluted basis).

The Company believes it has become a leading distributor of ~~IVD~~ in vitro diagnostics and biotechnological research tools in Israel. The Company distributes its own products as well as products from other manufacturers, including some of the leading ~~IVD~~ in vitro diagnostics and scientific companies in the world (such as Dade-Behring and Amersham Pharmacia), which enhances the Company's international commercial contacts and access to marketing know-how and expertise. The Company also believes it is well placed in Israel's scientific community, particularly in the biotechnology sector, which allows for opportunities to participate in investment and scientific cooperation with others seeking commercial implementations for their technological achievements.

By being both a developer and distributor of products, the Company believes it is well situated to gain an understanding of the needs of the market. The Company further believes that this position also creates opportunities for strategic partnerships in marketing and joint manufacturing. The Company is further focused on streamlining its operations and consolidating its business operations in Israel.

As a result of its vertical integration, the Company is able to develop new products based on market needs identified by the Company's in-field sales force, test the release of new products in Israel and internationally, commercially manufacture such products in highly regulated production facilities and further market the products worldwide using its international network of distributors. The Company believes that this approach makes it attractive to third parties in need of diagnostic test marketing and distribution, as well as to third parties in need of contract research and development and/or manufacturing services.

Manufacturing - Savyon

The manufacturing activities of the Company are primarily conducted by Savyon.

The Company believes, based upon its knowledge of the industry, that Savyon is a leader in the serological diagnosis of Chlamydial infections and manufactures immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays. Savyon focuses on specific segments of the clinical diagnostic markets and is positioned to identify ideas and turn them into marketable products. Savyon provides quality diagnostic tools to laboratory professionals and ~~POC~~ point of care locations in Israel and worldwide. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the ~~OTC~~ over-the-counter market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the ~~IVD~~ in vitro diagnostics healthcare field. Savyon manufactures sophisticated immunoassays for antibodies detection of certain pathogens of sexually transmitted diseases (STD) and respiratory tract infections (RTI) and sophisticated devices for the detection of urinary tract infections (UTI). Savyon operates under the quality standards of ISO 9001 and EN 46001 and currently produces its diagnostic kits for the detection of certain sexually transmitted diseases and other infectious diseases at its Ashdod facility and purchases packaging and reagents for its kits from outside suppliers. Savyon has not experienced any difficulty in obtaining supplies to date, there being many available suppliers including chemical companies for reagents and antibodies and for other supplies.

During the past three fiscal years, the main categories of products manufactured by Savyon have been medical diagnostic kits and related products. Savyon's current products include enzyme linked immunosorbent assay (ELISA) test kits, micro-immunofluorescence techniques (MIF), immuno peroxidase assays (IPA), Uriscreen™ - a rapid screening tool for ~~OTC and POC~~ over-the-counter and point of care testing, Diaslide® - a urine transport device that enables culturing of urinary tract infection pathogens in the collection sites, and rapid tests for the diagnosis of certain infectious diseases. Savyon believes it is a market leader in the sero-diagnosis of Chlamydia infections. Savyon's products are used by medical laboratories, physicians, other healthcare providers and research laboratories worldwide.

Following the acquisition of GamidaGen in January 2001, Savyon has also been engaged in the research and development, production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans (some cancers, thrombosis, cystic fibrosis and certain other diseases), facilitating early diagnosis, treatment or medical intervention. GamidaGen developed Pronto™, a molecular biology based technology for the detection of single nucleotide polymorphisms (SNPs) that is currently used for genetic screening and testing of certain human genetic disorders.

Savyon - Diagnostic Technology and Products

The following is a summary description of the technologies underlying the diagnostic products currently manufactured by Savyon.

Savyon's diagnostic kits are designed for the simple and accurate conduct of a range of diagnostic tests utilizing enzyme immunoassay (EIA) and micro-immunofluoresence techniques and rapid tests. Immunoassays are diagnostic techniques which detect the presence or absence of a specific disease by measuring the amount of a specific antibody (indirect tests) or antigen (direct tests) in a patient's blood sample or other body fluids through the introduction of a specific antigen or antibody into the sample. The manufactured tests are highly sensitive and highly specific.

The immune systems of humans and animals respond to an antigen (a foreign substance such as a virus or bacterium) by producing antibodies that react to and bind with specific antigens. The EIA technique uses the linking of enzymes to antibodies or antigens to create measurable color reaction marking the presence of specific antibodies or antigens. EIAs may be classified into various categories based upon methodological difference.

In general, EIAs require reagents to be mixed in discrete steps and, at some point during the assay, require a physical separation of antibody bound from excess enzyme reagent. Several technologies exist for this separation step.

The three principal types of antibodies for certain specific infections are: IgM - which appears mainly the first time the body is infected by the infective agent, very close to the onset of the disease, and persists for a limited period of time varying from one infection to another; IgG - which appears and remains in the bloodstream even after the disease disappears; and IgA - which appears in both blood and body secretions and generally persists as long as the infective agent remains and disappears shortly after the pathogen leaves.

Savyon manufactures highly specific immunoassays, SeroCT™, SeroCP™ and SeroCP Quant, that are utilized for the detection of antibodies specific to Chlamydia. Chlamydia is an intracellular bacterium that causes acute and chronic respiratory and sexually transmitted diseases in mammalian and avian species. There are four types of Chlamydia: C. trachomatis, C. pneumoniac, C. psittaci and C. pecorum. Chlamydia trachomatis is one of the most common causes of sexually transmitted diseases in the world. It is mostly asymptomatic and therefore difficult to diagnose. This pathogen requires accurate diagnosis and specific treatment with antibiotics. Its related complications, which may occur if it is improperly diagnosed and consequently mistreated, include trachoma, pelvic inflammatory disease, mechanical infertility (adhesions of the fallopian tubes) and respiratory disorders or eye infections to the newborn of infected mothers. Chlamydia is a major cause of pneumonia and it is also associated with upper and lower respiratory tract infection.

Savyon also manufactures SeroFIA™ Chlamydia IgG, IgA and IgM diagnostic kits, which are based on the MIF assay methodology. This method uses a U.V. fluorescence microscope for the detection of "fluorescence staining" of glass slides fixed with Chlamydia particles onto which the human antiserum to be tested is applied, followed by a specific fluorescent probe. This assay methodology is considered to be the gold standard in Chlamydia serology. The MIF technique allows for differential determination of Chlamydia pneumoniae, trachomatis and psittaci antibodies in human serum.

Savyon also markets a panel of SeroHSV kits, which include the SeroHSV1™, SeroHSV2™, SeroHSV™ IgG and SeroHSV™ IgM diagnostic kits. Such panel includes ELISA based assays designed to enable the detection of antibodies to the Herpes Simplex Virus (HSV), a widely spread pathogen associated with a variety of diseases (SeroHSVä IgG, SeroHSVä IgM). Such panel also includes highly specific self-confirmatory assays designed to enable semi-quantitative determination of antibodies of HSV type 1 (SeroHSV1ä ) also known as Herpes Labialis, associated with "cold sores", and antibodies of HSV type 2 (SeroHSV2ä ) commonly known as Herpes Genitalis.

In addition, Savyon manufactures SeroMPÔ IgG, IgM & IgA diagnostic kits for the serological diagnosis of Mycoplasma pneumoniae infections, one of the leading causes of atypical pneumonia. The test kits are based on M. pneumoniae membrane proteins and improve the diagnostic value of M. pneumoniae infection (more specifically, identification of the phase of disease) by enabling the specific detection and differential determination of the M. pneumoniae IgG, IgM and IgA antibodies. The test kits further provide semi-quantitative results for easier interpretation and follow up.

SeroPertussis™ is a new product line launched during the year 2001. Whooping cough (Pertussis) is a highly contagious bacterial respiratory tract infection associated with Bordetella Pertussis bacilli. Pertussis is an endemic disease, but epidemics occur every 3 - 5 years. In the USA, 5000 - 7000 cases are reported each year. The incidence of Pertussis has been greatly reduced by mass vaccination; however, even in countries with high vaccination coverage, the disease is re-merging. Worldwide, nearly 50 million cases of Pertussis are diagnosed annually and about 350,000 people die of the disease.

In order to improve the diagnostic value of Bordetella Pertussis infection, Savyon has developed the SeroPertussis™ IgA/IgM and IgG kits. The kits utilize specifically enriched fraction as antigens, allowing sensitive detection of IgA and/or IgM antibodies and the semi-quantitative determination of IgG antibodies to Bordetella Pertussis, thus enabling immune response follow-up of patients and determination of their immune status.

Savyon also markets the QuickstripeÔ product line, which is produced by other manufacturers. The QuickStripe™ tests are rapid, quantitative one-step systems based on immuno-chromatographic technology. QuickStripe ™ tests consist of a compact cassette-like plastic card which includes the components required to run the test, including a built-in procedural control to enable accurate results. QuickStripe™ tests are easy to use, require no instrumentation or procedures other than adding the sample to be tested to the kit and are therefore particularly suitable for use in physicians' offices, hospital emergency rooms and urgent cases. QuickStripe™ test results are usually obtained within less then an hour, and generally provide a "positive/negative" result.

In addition, Savyon manufactures and markets a rapid test for the detection of HIV 1 & 2 antibodies in serum or plasma based on the AIDS virus protein, produced by genetic engineering technology.

Savyon also manufactures Uriscreen™, a test kit for the rapid screening of urinary tract infections which is an easy-to-use, inexpensive and highly sensitive test that can be carried out in a few minutes. The Uriscreen™ is based upon a catalase-based enzyme test which allows for rapid screening as compared with the traditional culture-based tests involving waiting periods of 24-48 hours.

Savyon has also developed the Diaslide® for the culturing of bacteria from urine and identification of UTIs. Savyon has completed the research and development of an improved generation Diaslide®, intended to increase the sensitivity and specificity of this test beyond previous threshold levels (chromogenic agar).

Savyon has also incorporated proprietary technologies into its test kits. These include a stabilization technology for chromogens/peroxide in one ready-to-use solution. The instability and spontaneous reaction of other kits not utilizing Savyon's stabilization technology result in the Company's opinion in unstandardized performance and cumbersome manufacturer's instructions for certain kits. Savyon's range of stabilization technologies is now applied to conjugated antibodies in diluted form, serum controls in diluted form and unique fixation of cells on glass and plastics.

The following charts summarize Savyon's principal commercial diagnostic products:
SEXUALLY TRANSMITTED DISEASES (STDs)
PRODUCT	DESCRIPTION
SeroCT™ IgG, IgA	A peptide based enzyme-linked immunosorbent assay for the specific detection of IgG or IgA antibodies species specific to Chlamydia trachomatis in human serum.
SeroFIA™ CHLAMYDIA IgG, IgM, IgA	An immunofluorescence assay for the detection of IgG or IgM or IgA antibodies specific to C. trachomatis, C. pneumoniae and C. psittaci in human serum.
SeroELISA™ Chlamydia IgG, IgA, TRUE-IgM	An enzyme-linked immunosorbent assay for the detection of IgG or IgA or True IgM antibodies specific to Chlamydia.
SeroHSV™ IgG	An enzyme-linked immunosorbent assay for the semi-quantitative determination of specific IgG antibodies to Herpes Simplex Virus type 1 and/or 2 in human serum.
SeroHSV™ IgM	An enzyme-linked immunosorbent assay for the qualitative detection of specific IgM antibodies to Herpes Simplex Virus type 1 or 2 in human serum.
SeroHSV1™	A competition based enzyme-linked immunosorbent assay for the qualitative detection of specific antibodies to Herpes Simplex Virus type 1 in human serum.
SeroHSV2™	A competition based enzyme-linked immunosorbent assay for the qualitative detection of specific antibodies to Herpes Simplex Virus type 2 in human serum.
HIVSav 1&2 Rapid SeroTest™	A rapid test for the qualitative detection of antibodies to Human Immunodeficiency Virus (HIV) 1&2 in human serum or plasma.

RESPIRATORY TRACT INFECTIONS (RTIs)
PRODUCT	DESCRIPTION
SeroCP™ IgG,IgM,IgA	An enzyme-linked immunosorbent assay for the qualitative detection of IgG or IgM or IgA antibodies specific to C. pneumoniae in human serum.
SeroCP Quant IgG, IgA	An enzyme-linked immunosorbent assay for the semi-quantitative determination of IgG or IgA antibodies specific to C. pneumoniae in human serum.
SeroMP™ IgG, IgM, IgA	An enzyme-linked immunosorbent assay for the detection of IgG or IgM or IgA antibodies specific to Mycoplasma pneumoniae in human serum.
SeroPertussis™ IgA/IgM, IgG	An enzyme-linked immunosorbent assay for the semi-quantitative detection of IgG antibodies and IgA/IgM antibodies specific to Bordetella pertussis in human serum.
SeroFIA™ CHLAMYDIA IgG, IgM, IgA *	An immunofluorescence assay for the detection of IgG or IgA or IgM antibodies specific to C. pneumoniae, C. trachomatis and C. psittaci in human serum.
SeroELISA™ Chlamydia IgG, IgA, TRUE-IgM	An enzyme-linked immunosorbent assay for the detection of IgG or IgA or True IgM antibodies specific to Chlamydia.

* Savyon's SeroFIA™ Chlamydia and SeroELISA™ Chlamydia kits may be used both for the diagnosis of STDs as well as for the diagnosis of RTIs.
URINARY TRACT INFECTIONS (UTIs)
PRODUCT	DESCRIPTION
URISCREEN™	A rapid UTI screening test for bacteria and the presence of somatic cells in human urine.
DIASLIDE®	Various semi-quantitative screening culture devices for detecting, enumerating and presumptively identifying specific bacteria in human urine.

QUICKSTRIPEÔ
PRODUCT	DESCRIPTION
STREP A	A rapid, visual assay for the detection of Streptococcal Group A antigen from throat swabs.
HEPATITIS B

A rapid, visual assay for the detection of Hepatitis B surface antigen (HbsAg) in human serum. Hepatitis B affects the liver, can be fatal and is transmitted either through sexual contact or by infected blood.

CHLAMYDIA Ag	A rapid, visual assay for the detection of Chlamydia trachomatis antigen in endocervical, urethral, or male urine specimens.
HCG	A rapid, visual assay for the detection of human chorionic gonadotropin (hCG) in human serum or urine (a pregnancy testing kit).
H. PYLORI	A rapid, two-step assay for the detection of antibodies to Helicobacter Pylori (a bacterium correlated with the development of stomach ulcers and stomach cancer) in human serum, plasma or whole blood.
DENGUE IgG	A rapid, visual assay for the detection of IgG antibodies to Dengue in human serum, plasma or whole blood.
PregnanStick™	A rapid, visual assay for the detection of human chorionic gonadotropin (hCG) in human serum or urine (a pregnancy testing kit).

Savyon - Technology and Products for Genetic Screening and Testing

The proprietary ProntoTM technology for the rapid detection of point mutations and SNPs in DNA sequences is an accurate, user friendly, ELISA-based technology, suitable for medium and large scale screening. Development time for new prototype products is relatively short (4-6 weeks). This molecular biology based technology enables the mass screening of genetic material for mutations, and has applications in many fields, including human healthcare, pharmacogenomics research and agriculture. Based on this technology, Savyon has developed over 15 diagnostic kits for carrier-screening, pre-natal diagnosis, and pre-disposition screening of mutation carriers for a variety of genetic defects.

For carrier-screening and pre-natal testing, Savyon has developed a panel of kits that test for the most common disease-associated genes in Israel's diverse population (e.g. cystic fibrosis, Canavan, Gaucher, Bloom syndrome and Fanconi anemia). Such kits are used in many genetic testing centers in Israel for identifying prospective parents who may be carriers of mutations in genes associated with these diseases. Savyon has further developed a kit that tests for genes associated with cystic fibrosis, in order to address the needs of different European populations by testing different mutations in the same disease-associated gene in people from varying ethnic backgrounds.

Savyon has developed pre-disposition tests for certain diseases. Among these is a three-kit panel which tests for mutations in genes that are associated with pre-disposition to thrombosis, namely Factor V, Factor II and MTHFR (the inclusion of Factor V being currently subject to the completion of negotiations with a third party for certain intellectual property rights). People with even one copy of the mutated Factor II or Factor V gene may have an increased likelihood of thrombotic events. Such likelihood may be increased further in smokers, women taking birth-control pills and people who undergo major operations; thus, awareness of the existence of these mutations promotes preventive therapy. Savyon has developed other tests associated with pre-disposition to other diseases such as Familial Mediterranean Fever, breast and ovarian cancer and colorectal cancer. A kit for genotyping the ApoE gene (a gene correlated with pre-disposition to Alzheimer's disease) has been sold to a contact research organization (CRO) for pharmacogenetic application, where the study of a person's genetic variation can be used for prediction of his response to therapy and also, in certain cases, for determining specific dosage of medication

In February 2002, Savyon and ProChon Biotech Ltd. ("ProChon"), the developer of fibroblast growth-factor FGFR based therapeutics, entered into a collaboration agreement for the development and commercialization of a genetic kit for the diagnosis of mutations associated with forms of bladder cancer. These mutations, prevalent in inherited skeletal disorders, have been linked to tumor progression and prognosis in several types of cancer, including bladder carcinoma, cervical and colorectal carcinomas and multiple myeloma. Under the agreement, Savyon is responsible for prototype kit development and for manufacturing, while Prochon will undertake clinical development and have exclusive worldwide rights for the commercialization of the kit.

Savyon's products in this field are intended for clinical laboratories carrying out diagnosis of a variety of genetic defects and, in particular, for Israeli, Arab, Jewish and ethnic European populations. In addition, Savyon's products are used in clinical laboratories performing pre-disposition testing (thrombosis, cancer and several other diseases and conditions).

The following charts summarize Savyon's principal commercial products for genetic screening and testing:
CARRIER SCREENING AND PRE-NATAL DIAGNOSIS
PRODUCT	ASSOCIATED DISEASE GENE
Gaucher	Gaucher (glucocerebrosidase)
FMF	Familial Mediterranean Fever (Pyrin)
Canavan	Canavan (Aspartoacylase)
Bloom/Fanconi	Bloom's syndrome (BLM) ; Fanconi Anemia C (FACC)
CF Basic; CF Open; CF Euro 1	Cystic fibrosis (CFTR)
FD	Familial Dysautonomia (IKBKAP)

GENETIC PRE-DISPOSITION TO DISEASE
PRODUCT	ASSOCIATED DISEASE GENE
Brca	Pre-disposition to breast cancer (Brca1) and ovarian cancer (Brca2)
ApoE	Hyper-cholesterolemia (Apolipoprotein E)
APC	Pre-disposition to colorectal cancer
ThromboRisk Ô	Increased risk of Thrombosis
Factor V	Increased risk of Thrombosis
MTHFR	Increased risk of Thrombosis
Factor II / Prothrombin	Increased risk of Thrombosis
Hemochromatosis	Hemochromatosis\ Iron overload (HFE)

DNA EXTRACTION
PRODUCT	USAGE
DNA extraction kit (from human whole blood)	Rapid DNA extraction for use in diagnostics and research laboratories

Research and ~~Development~~ Developments - Healthcare, Savyon and Glycodata

The Company is engaged in certain research and development activities as detailed below.

Healthcare

In 1996, the Company commenced research and development of piezoelectric immunosensors, based on quartz crystal frequency changes as a result of antibody-antigen or receptor-ligand interactions. The potential advantages of the piezoelectric immunosensors as a diagnostic methodology include (i) high sensitivity to analyte concentrations (at up to three orders of magnitude lower than amperometric biosensors), (ii) high specificity, (iii) rapid testing (4 to 5 minutes per test), and (iv) negative samples do not affect/inactivate the electrodes. A prototype based on this technology has been developed and feasibility for testing a few markers was shown. However, such technology has not been completed. This sensor for rapid diagnostics is aimed at the diagnosis of drug-of-abuse, cardiac markers, and infectious diseases. See Item 10. "Additional Information - C. Material Agreements" for further details of agreements relating to this project. The project has currently been suspended. The Company, may be required to return a portion of grants received from BIRD F with respect to the above project.

Savyon

Savyon's current research and development activities include research and development of direct and indirect diagnostic kits for certain pathogens, particularly in the fields of STDs and RTIs, as follows:

  New SeroPertussis™ kits: whooping cough (Pertussis) is a highly contagious bacterial respiratory tract infection associated with Bordatella Pertussis bacilli. In order to improve the diagnostic value of Bordatella Pertussis infection, Savyon has developed new SeroPertussis™ kits for the specific detection of Bordatella Pertussis IgG, IgA and IgM antibodies. The last stages in the development and final formatting of these kits was completed early in 2001. During the second quarter of that year, the kits underwent clinical studies in the respiratory department of an Israeli medical center, as a result of which certain additional development work was undertaken. The SeroPertussis™ panel, i.e. SeroPertussis IgG and SeroPertussis IgA/IgM, was then launched for worldwide evaluation and sale in the second half of 2001.

  UniDiluent™: as part of its commitment to commercialize state of the art products that address the market's changing needs, Savyon has been engaged in developing a unique serology reagent. UniDiluent™, as Savyon has called it, is intended for use across Savyon's serology product panels, i.e. SeroCT™, SeroCP™, SeroCP Quant, SeroMP™, SeroHSV™ and SeroPertussis™. The newly developed UniDiluent™ significantly increases the performance of these kits, while also improving their user friendliness. The UniDiluent™ reagent is expected to be sent to customers for evaluation during the second half of 2002 and to be fully incorporated in kits by the end of the year.

  Moreover, in maintaining the research activities formerly conducted by GamidaGen, Savyon is at various stages in the development of a number of complementary technologies expected to simplify the detection of certain gene-associated disorders as well as genotyping patient populations prior to and during clinical trials. These technologies include:

  ProntoTM Hemochromatosis, intended to allow detection of hereditary hemochromatosis, one of the most common metabolic genetic disorders in Caucasians, associated with excessive iron absorption which may lead to organ disease (liver, heart, pancreas and other organs);.

  TriX, a technology intended to allow detection of certain DNA characteristics associated with genetically inherited mental retardation;

  the development of an assay, using the ELISA test format, for automated confirmation of uncharacterized mutations in DNA sequences;

  the Biochip Project, whereby certain properties of the Pronto™ technology are intended to be transferred onto small biological test chips.

  Glycodata

  The Company's 14.4% investee company, Glycodata, is engaged in the development of tools for the discovery and development of glyco-molecule-based drugs using innovative and integrated platform technologies, which include biochips, glycobiology and chemistry, algorithms and software and databases.

  Patents

  The Company's policy generally is to secure patent and design protection for significant aspects of the Company's products and technologies, as well as contractual obligations - including confidentiality and proprietary rights undertakings - with employees and distributors. There can be no assurance as to the degree of protection these measures may or will afford.

  The Company is actively involved in research and has secured and/or is seeking patent and trademark protection of various aspects of its developments.

  ~~The Company and Savyon have filed patent applications and/or hold issued patents in Israel and various countries throughout Europe, the USA, Canada and Asia in respect of aspects of certain kits for the detection of infectious diseases as well as of products under development. The Company and Savyon also have certain international~~

  In the genetic field, the Company has four granted patents that it utilizes in producing its products and four pending patent applications. The patents are registered for methods of single nucleotide primer extension and kits therefore and method of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore. These methods related to the Company's ProntoTM genetic test products line. Three of the granted patents are registered in Israel and one granted patent is registered in the United States. All of them expire during 2012 to 2014. In addition, the Company has patent applications pending in Japan, Canada (two pending applications) and Europe for these methods.

  In the serologic field, the Company has two granted patents and four pending patent applications regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays and stabilization of polypeptides for use in immunoassay procedures. These patents are used in the production of the Company's Sero CT diagnostic test kit products. The granted patents are registered in Israel and both expire during 2017. In addition, the Company has pending patent applications in the United States, Europe and Japan (two applications).

  In both the genetic field and the serologic field, the Company has certain other granted patents and applications for patents that are not utilized by it for its products, and probably will not be used in the future and therefore will not be renewed.

  There can be no assurance that patent applications will result in issued patents or that patents will not be circumvented or invalidated or that, if granted, they will provide any material benefit to the Company. The Company may be adversely affected by the costs of or delays in any litigation which may be required to protect patents and there can be no assurance that the Company will ultimately be successful in any such litigation. There can be no assurance as to the risk of infringement of patent rights of others.

  The Company, directly and/or through certain of its subsidiaries, is also the exclusive licensee of issued (or applications pending relating to) patents and designs of certain research institutions and other third parties in Israel and certain other countries (including under the Patent Cooperation Treaty). The terms of such licenses are generally non-exclusive, subject to payment of royalties, including minimum annual royalties. See Item 10. "Additional Information - C. Material Contracts".

  The Company has become aware of third party patent rights which may adversely affect its freedom of operation in respect of its C. trachomatis kits. Such patent rights include a European patent assigned to Chiron Corporation / Washington Research Foundation. The Company filed an opposition to this patent in June 1997. The opposition was decided in favor of the Company and the patent of the patentee was revoked. An appeal was filed in August 1999 by the patentee against the decision to revoke the patent. The Company filed a response to the appeal in February 2000. The Company is currently awaiting the decision of the European Patent Office on the appeal.

  Marketing and Sales - Gamidor Group, Danyel and Savyon

  The Company's marketing and sales activities in Israel are conducted by Danyel in the field of biotech research, and by the Gamidor Group in the fields of clinical diagnostic laboratories and laboratories in general. The Company's sales and marketing activities worldwide (other than in Israel) are conducted by Savyon.

  Marketing and Sales in Israel

  Clinical Diagnostics Laboratories - Gamidor Group

  The Company markets products, chemicals, reagents and systems to clinical diagnostic laboratories and laboratories more generally in Israel through Gamida-Gen Marketing and Gamidor Diagnostics (collectively the "Gamidor Group").

  The Gamidor Group provides diagnostic systems, accessories, disposables and services to clinical and hospital laboratories, including for example cytogenetic, genetic, pathology and oncology laboratories and IVF units, as well as near-patient testing devices to doctors' offices and supplies for industrial laboratories. Its customers generally consist of scientists and the managers of such laboratories, the quality control departments of industrial firms, the Ministry of Health, sick funds (Israeli health insurance organizations) such as the Clalit Sick Fund, Maccabi Sick Fund, Leumit Sick Fund and Meuhedet Sick Fund, the Hadassah Medical Organization, private health care institutions and the Ministry of Defense.

  The Gamidor Group distributes such products from various sources worldwide. Among its ~~principal~~ suppliers are Dade Behring, IRIS, Lab-Interlink, Oxoid, Orgenics, Perkin Elmer Life Sciences, Pharmacia & Upjohn Diagnostics, Ventana and Vysis. The Gamidor Group's relationships with such suppliers are generally based on detailed written agreements, granting exclusive or non-exclusive distribution rights in Israel, in most cases subject to the attaining of certain minimum annual performance levels. Although the terms of some such written agreements have elapsed, the business relationships with the suppliers concerned are maintained and new contracts are negotiated for extended periods.

  The Gamidor Group is also exclusively responsible in Israel for making available to clinical laboratories the external assessment programs of the College of American Pathologists. It also markets software programs for diagnostic and related educational purposes.

  The Gamidor Group, moreover, distributes certain expensive items of capital equipment, such as the Microscan instrument of Dade Behring and TOA's Sysmex coagulation systems (through Dade Behring) and the IRIS automated microscopy system. The Gamidor Group provides certain customers with such instruments for a period of three to five years, during which time such customers undertake to purchase minimum monthly quantities of reagents from the Gamidor Group at prices which take into account the values of both instruments and reagents. Throughout such period the Gamidor Group retains ownership and is entitled to re-possess such instruments. The terms and conditions of these arrangements are generally agreed in writing. Since it commenced such arrangements, an aggregate of approximately 32 instruments have been so provided,, mainly to certain public healthcare institutions and hospitals in Israel. Other than in respect of such transactions, the Gamidor Group does not normally enter into long-term written agreements with its customers for supplies of its product lines.

  In addition, the Gamidor Group acts in Israel pursuant to a written agreement as the sole and exclusive agent and technical support contractor for the automated laboratory specimen handling systems of Lab-Interlink, Inc.~~.~~, the successor to Labotix Automation Inc. In this capacity, Gamidor Diagnostics in 2000 entered directly into an undertaking with Labotix's customer, Maccabi Medical Healthcare Services, to meet certain technical service, support, training and related obligations provided for on its part in the Turnkey and Service & Support agreements made between Labotix and Maccabi in connection with the first installation in Israel of one such system.

  Biotechnology Researchers - Danyel

  The Company markets instruments, devices, systems, compounds and reagents to biotechnology researchers in Israel through Danyel. Such products include -

  genomic-sequencing - genotyping, single nucleotide polymorphism (SNP) analysis and DNA microarray methodologies;

  proteomics - analytical instruments to carry out any step of protein chromatography, columns/media and software optimizing methods for biomolecule purification, a high throughput 2-D electrophoresis workstation including an automated spot picker and a MALDI_TOF mass spectrometer;

  molecular biology - research reagents and instrumentation, analysis of interacting bio-molecules, and common laboratory instruments;

  bio-plast division - disposable devices for immunology, cell culture and molecular biology for research laboratories and biotech industries;

  protein purification - chromatography instruments and reagents for protein separation and bio-molecule characterization.

  Danyel also imports and markets a range of specialized instruments, reagents and radioactively labeled compounds for academic and biomedical research laboratories, consumable products in the fields of cell culture, molecular biology and immunology, and analytical and laboratory systems such as spectrophotometers, fluorometers, electrophoresis equipment and consumables.

  It represents and distributes products manufactured by leading companies from around the world, including Amersham Pharmacia Biotech, BiaCore, Ciphergen, Dynal, Nunc, Perkin Elmer Life Sciences and Pyrosequencing

  Marketing and Sales Worldwide - Savyon

  Savyon markets its diagnostic products through the Company's subsidiaries, affiliates and in-house marketing organizations as well as through independent distributors and, in certain cases, OEM arrangements. Savyon's continuing strategy has been to utilize the Company's own marketing organization while relying on independent distributors, which presently account for the majority of sales of such products.

  Sales of Savyon's diagnostic products in Israel have been made mainly through the Gamidor Group. Elsewhere, such sales have to date been made mainly to Germany, France and other Western European countries and to the United States, primarily through local distributors. Savyon also currently markets these products through distributors in Australia, Austria, Canada, China, Dominican Republic, Greece, Italy, Japan, Latvia, Lithuania, Moldavia, Nigeria, Norway, Peru, the Philippines, South Africa, Russia, Spain, Switzerland, Taiwan, Thailand, Turkey, Ukraine and Venezuela The relationships with Savyon's distributors are, in certain cases, regulated by written distribution agreements and, in some instances, by distributorship arrangements which are non-binding on the distributor.

  Under Savyon's distribution agreements, the distributors are generally granted exclusive or non-exclusive rights to market Savyon's products in limited territories for specified periods. These agreements usually require minimum purchase commitments and, in certain cases, are automatically renewable for additional periods, subject to satisfaction of defined minimum purchase obligations. Some such agreements also grant the distributor certain rights of first refusal for additional distribution rights. Distributors are typically required to undertake confidentiality and proprietary rights protection obligations. Savyon's distributorships are not normally on a consignment basis.

  Under an agreement with Devaron Inc, a New Jersey corporation ("Devaron"), the Company became the exclusive worldwide distributor (as well as exclusive manufacturer) for the HIVSAV diagnostic test kits. The agreement was for a period of five years ending May 2001, but an understanding has been reached between the parties to continue the terms of the signed agreement. The Company is required to make payment of royalties on sales of such products, subject to meeting certain minimum sales level requirements which have yet to be achieved. Pursuant to a letter dated October 28, 1997, Devaron agreed to continue the exclusivity rights of the Company provided that the Company met a minimum purchase requirement of $500,000 per year, commencing January 1, 1998. Since fiscal year 1998 and as of today, the Company has not attained the annual minimum purchase requirement of $500,000. As of the date of this Report, the Company has not received any notice from Devaron to the effect that its exclusive rights under the agreement have been terminated. The HIVSAV products accounted for approximately 1% of the Company's sales in each of 1999, 2000 and 2001.

  Effective as of December 1, 2000, pursuant to an assignment and transfer agreement between the Company and Savyon, the Company transferred to Savyon its exclusive manufacturing rights to the HIVSAV products granted to it under the Devaron agreement, including all of its rights in and to a loan provided by the Company to Devaron. In consideration, Savyon undertook the Company's obligation to pay royalties to Devaron under the Devaron agreement.

  Following receipt of clearance from the FDA under Section 510(k) of the ~~US~~ U.S. Food, Drug, and Cosmetic Act (FDCA) for marketing Uriscreen™ for ~~OTC~~ over-the-counter use in the United States, the Company entered into an agreement dated April 27, 1999 with Carter-Wallace, Inc. ("CW"), pursuant to which CW has exclusive rights to purchase the Uriscreen™ product for sale in the ~~OTC~~ over-the-counter markets in the United States and Puerto Rico, subject to certain minimum purchase obligations, which it has fulfilled. Such agreement also provides CW with a right of first refusal with respect to exclusive distribution of such product in the entire world (excluding Italy). The agreement is for a 5 year period, extendable by CW for additional 5 year periods.

  Savyon's products for genetic screening and testing have been commercially sold in Israel since January 1997 through Gamidor Diagnostics. They are currently being clinically evaluated in certain European countries such as Austria, France, Germany, Italy, Spain and Turkey.

  A Memorandum of Agreement of April 1998 between GamidaGen and its then minority shareholder Diamed AG, a Swiss company, provided that Diamed should be responsible for marketing GamidaGen's products in Europe in certain fields, under Diamed's label. However, Diamed has not yet effected any sales of the relevant products and has indicated to Savyon orally that it intends to waive its rights pursuant to such agreement.

  Major Suppliers ~~and Distributors~~

  During 2000 and 2001, purchases from one of Danyel's suppliers accounted for 20% and 30% for each year respectively of Healthcare's annual cost of sales. In addition, during 2000 and 2001, purchases from one of the Gamidor

  Group's suppliers accounted for 11% and 13% for each year respectively of Healthcare's annual cost of sales. A failure of such suppliers to continue to supply products to the Company will adversely affect the Company's business and financial results.

  Major Distributors

  During 2000 and 2001, sales to the Company's distributors in France and Germany ~~accounted for approximately 5% and 4% respectively of the Company's annual sales. During 2001, such sales~~ accounted for approximately 5% and 4% respectively of the Company's annual sales. A failure of such distributors to continue to distribute the Company's products will adversely affect the Company's business and financial results.

  Major Customer

  Sales to the Maccabi Sick Fund in Israel accounted for 5% of the Company's annual sales in 2000, and for 8% of such sales in 2001. A significant decrease in the level of the Company's sales to that customer could adversely affect the Company's business and financial results.

  Competition

  Savyon

  Competition in the diagnostic products field is intense and the market is dominated by major diagnostic companies. The market itself is fragmented, in that there are many products available for testing a large number of diseases, which are produced by many small and medium sized manufacturers, including companies with substantially greater financial and other resources than the Company. Although the Company expects the market for diagnostic testing of sexually transmitted and infectious diseases to grow, it also expects that additional companies will enter this field.

  The Company's strategy is to look for high growth niches, to concentrate on markets not competitively dominated or crowded and to ascertain market needs before commencing development of new products and technologies. The Company attempts to compete through its technology, short time-to-market, rapidness of assay, quality and price.

  In the area of Chlamydia Savyon competes with such multi-national companies in the direct testing field as Abbott (LCR, Ag), Biomerieux, Roche (PCR), Syva and Unipath, which produce diagnostic products for the detection of Chlamydia antigens. ~~Competition with Savyon's kits for serology testing of Chlamydia includes companies such as Hitachi (Japan), Medac (Germany), Orgenics (Israel), MRL (USA) and LabSystems (Finland), which manufacture Chlamydia serology tests. Savyon's SeroMP~~ Savyon's serology test kits for chlamydia compete with serology tests produced by companies such as Medac in Germany, Orgenics in Israel, MRL in the United States and LabSystems in Finland. Savyon's SeroMP (micoplasma pneumoniae) products compete in the field of serology testing with products produced by companies such as ~~Meridian (USA), Whittaker M.A. Bioproducts (USA), the Biorad Institute (France), Fujirebio (Japan) and Virion (Germany)~~ Fujirebio in Japan. Although the Company is not aware of any published industry market share statistics the Company estimates, based upon its knowledge of the industry, that in fiscal 2001, Savyon accounted for a significant portion of the worldwide market for serology chlamydia test kits with Savyon's remaining kits representing a much smaller portion of the overall market for such products.

  Savyon's Sero HSV line of products competes with products produced by companies such as Meridian (USA), MRL (USA) and Dade Behring (Germany).

  In the field of urinary culture testing (Diaslide®), Savyon competes with a wide range of companies of various sizes, which produce products using various technologies, in particular Novamed (Israel), Becton Dickinson (USA), Orion (Finland), Biomerieux (France), Roche (USA) and Ames (USA).

  The principal competition to Savyon's Uriscreen™ products among rapid screens for the ~~POC and OTC~~ point of care and over-the-counter markets comes from the "urinary dipsticks"; however, these tend to suffer from poor sensitivity and a second confirmatory test is often recommended.

  The QuickStripe™ products marketed by Savyon compete mainly with products produced by companies such as Quidel (USA), Sentinal Diagnostics (Italy), Agen (Australia), SA - Scientific (USA), Oxoid / Unipath (UK), Syntron (USA) and Veda Lab (France), although there are many others.

  Savyon's HIVSAV products are amongst a multitude of technologies and products characterizing the HIV diagnostics market. The HIVSAV, addressing the needs of emergency rooms, urgent medical care, ~~POC~~ point of care testing and doctors' offices, competes with several other rapid tests, such as those of Abbot Test PAK, Cambridge Biotech, DuPont, Orgenics, EY Lab, Saliva Diagnostics Systems, Trinity Biotech and others.

  ~~Competition~~

  Savyon's competitors in the field of genetic ~~disease diagnostics is comprised of direct competition from IVD companies, as well as indirect competition from "home-brew" tests. Direct~~ defect diagnostic tests have developed competing technologies for the screening of genetic materials for mutations. These competitors ~~in this field~~ include many large and medium sized ~~multinational~~ multi-national corporations, including Innogenetics ~~(Belgium)~~ in Belgium, Third Waves Technologies~~(USA), Sangtec Medical (Sweden), Roche (USA), Myriad Genetics (USA), Orchid BioSciences (USA) and its affiliate Zeneca Diagnostics (UK), Motorola (USA) and Affymetrix (USA). Indirect~~, Myriad Genetics, Affymetrix, Orchid BioSciences and Motorola in the United States. Savyon's indirect competitors in this field include numerous small ~~-scale projects in individual laboratories, offering local rather than global solutions~~ scale laboratories. Although the Company is not aware of any published industry market share statistics, the Company estimates, based upon its knowledge of the industry, that Savyon's market share in this field represents a very small portion of the total market other than the Israeli market for genetic predisposition tests for gaucher and cystic fibrosis for which Savyon has a significant share of the market.

  Danyel

  Danyel Biotech's principal competitors ~~are: in its main field of activity, chromatography,~~ in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Agentek and Sigma Israel ~~;~~ in the field of chromatography; Pharmatec (Tecan) and Lumitron (Packard) in the field of advanced laboratory instrumentation (fluorometers, counters)~~, Pharmatec (Tecan) and Lumitron (Packard);~~; DeGroot, Geter and Baktalab in the field of bio-plastics~~, DeGroot, Geter and Baktalab; and~~ ; and Eldan (NEN), Ornotond Sigma (Israel) in the field of molecular biology and radiochemical products~~, Eldan (NEN), General Engineering, Bio-Lab and Pharmatec.~~. Although the Company is not aware of any published industry market share statistics, the Company estimates, based upon its knowledge of the industry, that in fiscal 2001, Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio plastics, and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

  ~~Gamidor Group~~

  Gamidor Group

  ~~The imported third party products distributed by the Gamidor Group in Israel in the field of homeostasis compete with products distributed by~~

  The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories market in Israel include: Ilex (Abbott) and Dover (J&J) ~~; in the field of immunology with~~ for hematology products ~~distributed by~~; Dyn Diagnostics (Roche) and Pharmtop (Sorin) ~~; in the field of microbiology with~~ for immunology products ~~distributed by~~; Ilex (Vitek) and Pharmtop (Sorin) ~~; in the field of~~ for microbiology products; Travenol (Nequas) for quality control ~~with~~ products ~~distributed by Travenol (Nequas)~~; and ~~in the field of clinical chemistry with products distributed by~~ Dyn Diagnostics (Roche) and Medtechnica (Olympus)~~. Products in the field of other new business compete with products distributed by various other companies~~ for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2001, the Gamidor Group accounted for a significant portion of the Israeli hematology products market and a lesser portion of the Israeli market for the Group's other products.

  Market Opportunities

  Market Definition: In vitro diagnostics (IVD) refers to the detection of various substances found in body fluids such as whole blood, plasma, serum, urine or saliva. In vitro, as distinguished from in vivo, refers to tests performed outside of the body. These are undertaken in a number of different clinical settings including hospital laboratories, commercial laboratories, physicians' offices, ambulatory care centers and consumers' homes. Due to its important role in the diagnosis and treatment of patients, ~~IVD~~ in vitro diagnostics testing is an integral part of cost efficient, high quality patient care.

  The ~~IVD~~ in vitro diagnostics market is large and essentially mature, with revenues of over $20 billion. The Company believes that its moderate level of growth is directly attributable to structural changes within the clinical laboratory sector. Hospital laboratories are radically restructuring to lower costs and improve productivity by way of liaison with ~~IVD~~ in vitro diagnostics manufacturers. They seek integrative technological solutions that automate all or a significant portion of their testing workloads. The Company anticipates that the pressure on clinical laboratories to reduce the costs of ~~IVD~~ in vitro diagnostics testing, coupled with the sluggish state of the market, may result in a consolidation among ~~IVD~~ in vitro diagnostics suppliers. The company expects the ~~POC and OTC~~ point of care and over-the-counter diagnostics segments to grow at a higher rate than the traditional ~~IVD~~ in vitro diagnostics market, however. For further details as to the Company's current engagement in both areas, see below: "Market Segmentation - end-user / product".

  New Business Opportunities: By being both a developer and distributor of products, the Company believes it is able to gain an understanding of the needs of the market. The Company further believes that this position also creates the opportunity for strategic partnerships in marketing and joint manufacturing. As a result of its vertical integration, the Company is able to develop new products based on market needs, test the release of the products in Israel and internationally, and further market the products worldwide. This approach makes Healthcare attractive to third parties in need of test marketing and distribution in Israel.

  The following segments of the laboratory, ~~POC and OTC~~ point of care and over-the-counter markets are areas which the Company believes offer future market opportunity and are envisaged as growth areas, conforming to current product lines and technologies of the Company, as well as those under development.

  Market Segmentation (end-user / product): The Company provides diagnostic tools to laboratory professionals and at ~~POC~~ point of care sites in Israel and worldwide. The Company also provides ~~OTC~~ over-the-counter kits for the diagnosis of certain infectious diseases in the USA. The Company's medical diagnostic kits for certain sexually transmitted and infectious diseases are sold primarily to commercial laboratories and hospitals, which use them to perform tests requested by physicians. The Company's HIVSAV kits and QuickStripe™ are addressed to the ~~POC~~ point of care markets, emergency rooms, urgent medical care and doctors' offices. While the SeroFIA™ Chlamydia kits are generally used by professionals in reference laboratories, the Company's SeroELISA™ Chlamydia, SeroCT and SeroCP Kits are mainly used by large institutional laboratories employing automated ELISA processors.

  Furthermore, the Company's Uriscreen™ product is well suited to the rapidly growing physicians' office market, ~~POC~~ point of care locations and ~~OTC~~ over-the-counter marketing as well as to use in laboratories and clinics. The Company's patented Diaslide® (a urine culture "dipslide" device) is marketed for use by laboratories and ~~POC~~ point of care locations and the Company believes it is still regarded as a unique culturing and transport device.

  Government Regulations

  The FDA in the United States and comparable governmental bodies in certain other countries and regions (including Europe) impose substantial regulation on the manufacture of diagnostic and therapeutic products and must approve these products before they can be marketed. In their evaluation process, the governmental bodies require lengthy and detailed laboratory and clinical testing procedures and manufacturing data for many diagnostic and therapeutic products.

  The conduct of both animal and clinical testing is presently covered by extensive regulations designed to protect research subjects and to insure the validity of the test data. Government regulation may impose costly procedures upon the Company and may delay or prevent the marketing of certain of the Company's products.

  Failure to obtain, or delays in obtaining, such approvals would prevent or delay the commercial development of such products and could have a material adverse effect on the business of the Company. If the FDA and comparable regulatory bodies of other jurisdictions approve the sale of a product, their regulations will apply to the manufacturing and marketing of such product, including product labeling. Regulatory approvals are not required for the manufacture or marketing of the Company's diagnostic products in Israel. The Company is not aware of any Israeli obligatory standard applicable to its diagnostic products, although the Company does not anticipate difficulties in complying with such a standard should it be found or become applicable.

  The manufacture, distribution and sale of ~~IVD~~ in vitro diagnostics products, such as the Company's test kits, require compliance with regulations which, generally, are less difficult to comply with than those covering therapeutic products. Diagnostic test kits and reagents which are intended for research purposes only, are labeled and sold as such, and are not used without confirmation of the diagnosis by another medically established product or procedure, may be marketed in the United States with minimal regulation by the FDA. However, the FDA and similar agencies in other countries and regions have substantial regulations applying to the testing, marketing (including export) and manufacturing of products to be used for the diagnosis of disease. In the United States, many diagnostic products may be accepted by the FDA pursuant to a "510(k)" notification. Such application must contain information which establishes that the product in question is "substantially equivalent" to similar diagnostic products already in general use. Failure to obtain acceptance under the 510(k) application process would require pre-market approval ("PMA"), a process involving lengthy and detailed laboratory and clinical testing as well as other costly and time-consuming procedures.

  The Company's products for the ~~POC~~ point of care market in the United States may be adversely affected by the Clinical Laboratory Improvement Amendments of 1988, which are intended to insure the quality and reliability of medical testing and may have the effect of discouraging, or increasing the cost of, testing in physician's offices.

  Furthermore, many countries require that, before users will be reimbursed for the costs of diagnostic and therapeutic products in connection with applicable health care programs, such products must be approved by a governmental agency. Failure to obtain, or delays in obtaining, such approvals would limit the market for the Company's products in those countries, and consequently delay revenues to the Company.

  Savyon's genetic screening and testing products require FDA approval for their marketing as ~~IVD~~ in vitro diagnostics products in the United Sates and approval of comparable governmental bodies for such purposes in certain other countries, including Europe. Regulatory approvals are not required for the manufacture or marketing of such products in Israel. The Company has not yet taken action to obtain FDA approval for marketing Pronto™ products.

  Certain of the Company's diagnostic products have been approved by the Paul Ehrlich Institute in Germany and by the Agence Du Medicament in France. The Company has also received FDA approval for marketing certain of those products in the United States, including approvals pursuant to the Section 510(k) application process, and is actively pursuing such approvals ~~in respect of~~ for additional products. In September 1998, the Company received clearance from the FDA under Section 510(k) for marketing its UTI diagnostic product Uriscreen™ for ~~OTC~~ over-the-counter use in the United States. The Company has been informed by its Japanese distributor that regulatory approval has been received for sales of certain of the Company's diagnostic products in Japan, and by its Swiss distributor that the Swiss Federal Office of Public Health has approved the import into Switzerland of certain of such products. Similar information has also been provided by the Company's distributors in India, Hungary and the Philippines.

  Given the high proportion of its sales to countries of the European Union (EU), the Company has undertaken the necessary steps to comply with the EU In-Vitro Diagnostic Directive (IVDD). The Company expects all of its kits to be compliant with the relevant aspects of the EU IVDD by December 2002 and thus to be able to apply the "CE Mark" to most of its ~~IVD~~ in vitro diagnostics and medical devices as mandated by the EU.

  Certain of the Company's diagnostic products have also been evaluated by the World Health Organization, as well as by certain national institutes (including the Russia AIDS Center and the People's Republic Of China's Ministry of Health), with satisfactory results.

  The following summarizes the principal foreign regulatory approvals that the Company's products have received:

  ~~CE (European Union) Approval~~

  ~~SeroCT™ IgG, IgA; SeroFIA™ CHLAMYDIA IgG, IgM, IgA; SeroHSV™ IgG; SeroHSV™ IgM; SeroHSV1™; SeroHSV2™; SeroCP™, IgG,IgM,IgA; Pronto™ FMF Basic, Pronto™ CF Euro 1, Pronto™ Brca, Pronto™ ApoE, Pronto™ ThromboRisk Ô;~~

  ~~Pronto™ Factor V, Pronto™ MTHFR, Pronto™ Factor II / Prothrombin, and Pronto™ Hemochromatosis.~~

  ~~In Process of CE Certification~~

  ~~SeroCP Quant IgG, IgA ; SeroPertussis™ IgA/IgM, and IgG.~~

  ~~FDA Approval~~

  ~~SeroELISA™ Chlamydia IgG, IgA; SeroMP™ IgG, IgM, IgA; URISCREEN™; and DIASLIDE®.~~

  ~~Japan Approval~~

  ~~SeroELISA™ Chlamydia IgG, IgA, True IgM; URISCREEN™.~~

  ~~WHO Approval~~

  ~~HIVSav 1&2 Rapid SeroTest™.~~

  CE (European Union) Approval

  SeroCT™ IgG, IgA; SeroFIA™ CHLAMYDIA IgG, IgM, IgA; SeroHSV™ IgG; SeroHSV™ IgM; SeroHSV1™; SeroHSV2™; SeroCP™, IgG,IgM,IgA; SeroFIA™ CHLAMYDIA IgG, IgM, IgA; Pronto™ ;FMF, CF Basic, CF Open, CF Euro 1, Brca, ApoE, ThromboRisk ™ ; Factor V, MTHFR, Factor II / Prothrombin, Hemochromatosis.

  In Process of CE Certification

  SeroCP Quant IgG, IgA ; SeroPertussis™ IgA/IgM, IgG.

  FDA Approval

  SeroELISA™ Chlamydia IgG, IgA; SeroMP™ IgG, IgM, IgA; URISCREEN™; and DIASLIDE®.

  (excluding True-IgM (aproved in Japan)

  WHO Approval

  HIVSav 1&2 Rapid SeroTest™.

  The Company and certain of its subsidiaries' activities in Israel have been audited by the Standards Institution of Israel and found to comply with the Quality Management Standard ISO-9001, in the following scopes: research and development, manufacture and sales of diagnostics for the detection of various pathogens (Healthcare and Savyon); supply, service and support of biological products for research and biotechnology (Gamida-Gen Marketing and Danyel); and biomedical supply, service and support (Gamidor Diagnostics).

  ~~.~~

  C. Organizational Structure

  See "Introduction" for a description of the Company's organizational structure.

  D. Property, Plant and Equipment

  The Company's principal facilities, including its administrative, research, manufacturing and marketing facilities, are located mainly at leased premises in Ashdod, Petach-Tikva and Rehovot.

  The Ashdod facilities are leased by Savyon under the terms of a five-year lease which commenced on October 1, 1993 and has been extended for an additional period of five years, pursuant to which Savyon leases approximately 2,800 square meters at an annual rental of approximately $330,000, linked to the Israeli consumer price index. Savyon's obligations in terms of this lease are secured by a bank guarantee of approximately $246,000. These facilities, which are used by Healthcare for the services rendered to its subsidiaries and by Savyon and Glycodata for research and development activities, as well as for production and marketing of products, have been designed to comply with Good Manufacturing Practices requirements. The Ashdod site generally operates on a one-shift basis and there is presently capacity available to accommodate future growth. The Company believes that its facilities are well maintained, in good operating condition, and will be adequate for its operations for the foreseeable future

  Healthcare and Glycodata sub-lease floor space in Savyon's Ashdod facilities according to individual needs, without any written agreements and with no fixed term. Currently, Healthcare sub-leases approximately 100 square meters and Glycodata sub-leases approximately ~~600~~ 800 square meters of such space. Each of such companies is charged by Savyon a fee of $17 per square meter, which includes rent, electricity, municipal taxes, water and maintenance charges. As of January 1, 2002, Healthcare began renting approximately 85 square meters of additional office space located in Petach Tikva from Gamida for Life (Israel) Ltd., a company controlled by Gamida ("Gamida Israel"), for an annual rental of approximately $5,000, linked to the Israeli consumer price index.

  The Gamidor Group's principal offices are located at the same location in Petach Tikva and are leased from Gamida Israel. The Gamidor Group leases approximately 210 square meters for an annual rental of approximately $36,000, linked to the Israeli consumer price index. Such lease currently extends until September 2007. In addition, the Gamidor Group leases warehousing in Petach Tikva of approximately 300 square meters for an annual rental fee of approximately $30,000 for a period of 3 years commencing October 2000. Leasing of additional facilities of approximately 100 square meters for a rental fee of approximately $3,000 terminated in August 2001.

  Danyel's principal offices, including its administrative and technical service laboratory facilities, are located in the Kiryat Weizman Science Park, Rehovot. Danyel leases approximately 240 square meters at an annual rental of approximately $35,000 (linked to the Israeli consumer price index) for a period of five years, commencing June 1, 2000. In addition, Danyel leases a warehouse of approximately 270 square meters for an annual rental of approximately $25,000 for a period of three years, commencing July 1, 2000.

  Item 5. Operating and Financial Review and Prospects

  The Company and part of its subsidiaries maintain their accounts and present their financial statements in ~~US~~ U.S. Dollars, the currency of the economic environment in which the Company operates. The results are then translated into New Israeli Shekels based on the current rate of exchange.

  A. Results of Operations

  Year ended December 31, 2001 compared to the Year ended December 31, 2000

  For the year ended December 31, 2001, the Company's sales were approximately  $16.01 million, which represented an increase of approximately 3.6% compared to sales of approximately $15.46 million for the year ended December 31, 2000. ~~The increase in sales was due to stronger sales in all of the Company's distribution subsidiaries~~ Sales of Savyon increased by 16% in fiscal 2001 primarily as a result of the acquisition of Gamida Gen in January 2001. Danyel's sales increased by 14% in fiscal 2001 primarily as a result of expanding its activity. Sales of Gamidor were relatively unchanged in fiscal 2002.

  The gross profit for the year ended December 31, 2001 was approximately $6.03 million, which represented an increase of approximately 11% compared to the gross profit of approximately $5.45 million for the year ended December 31, 2000. The ~~percentage increase in the gross profit figure arose primarily on account of the Gamidor Group's role~~ increase in gross profit in fiscal 2001 reflected a 53% increase in Gamidor's gross profit as a result of its participation in the Labotix/Maccabi laboratory automation project ~~(see~~ which is described above under "Business Overview - Marketing and Sales in Israel"~~), which was mostly completed during the year~~. This was partially offset by an 8% decrease in gross profit by Danyel primarily as a result of changes within the suppliers of the company. Savyon's gross profit was relatively unchanged in fiscal 2001.

  Gross and net research and development costs for the year ended December 31, 2001 increased by 124% to approximately $3.164 million compared to approximately $1.41 million for the previous year. ~~The reason for such an~~ This increase ~~was the further~~ reflected a 237% increase in the research and development ~~activities by Glycodata, which was financed by investments made by third party investors, and in Savyon~~ costs of Glycodata in fiscal 2001 following the receipt of third party financing which permitted it to accelerate its R&D activities and a 52% increase in the research and development costs of Savyon as a result of its acquisition of Gamida Gen.

  Selling and general and administrative expenses increased by approximately 31% in the year ended December 31, 2001 compared to the year ended December 31, 2000, and were approximately  $7.13 million compared to approximately $5.42 million in 2000. This increase ~~was due primarily~~ includes a 104 % increase in the selling, general and administrative expenses of Savyon primarily due to the acquisition of GamidaGen and also to an unconsummated corporate reorganization designed to raise funds for the combined Savyon/GamidaGen business on the Alternative Investment Market (AIM) in London. In addition, Glycodata's general administrative expenses increased by 163% as a result of an increase in the activity of this company.

  Amortization of goodwill was approximately $0.24 million in the 2001 fiscal year.

  The operating loss in the year ended December 31, 2001 was approximately $4.51 million compared to an operating loss of approximately $1.58 million in the year ended December 31, 2000. The increase in operating loss in 2001 ~~compared to 2000 was broadly due to increases in all expenses, but $2.2 million was attributable to Glycodata's Research & Development and General & Administrative expenses~~ resulted from the increases in research and development expenses and selling, general and administrative expenses discussed above.

  Net financial expenses increased to  $0.31 million for the year ended December 31, 2001 compared with an income of approximately $0.13 million for 2000. The increase in the net financial expenses in 2001 compared to 2000 was due mainly to the devaluation of the Israeli NIS against the ~~US~~ U.S. and European currencies.

  During 2001, Healthcare realized a capital gain of $0.9 million from a third party investment in Glycodata that was accomplished during the previous year.

  As a result of the foregoing, the Company's net loss for the year 2001 was approximately $3.01 million compared to a net loss of approximately  $0.49 million for the year 2000.

  Year ended December 31, 2000 compared to the Year ended December 31, 1999

  For the year ended December 31, 2000, the Company's sales were approximately  $15.46 million, which represented a decrease of approximately 7% compared to sales of approximately $16.58 million for the year ended December 31, 1999. ~~The decrease in sales resulted mainly from the competitive market conditions.~~ Sales of Savyon decreased by 23% in fiscal 2000 primarily as a result of increased competition. Danyel's sales increased by 14% in fiscal 2000 primarily as a result of expanding its activities. Gamidor's sales in 2000 were relatively unchanged from the prior year.

  The gross profit for the year ended December 31, 2000 was approximately $5.45 million, which represented a decrease of approximately 13% compared to the gross profit of approximately $6.30 million for the year ended December 31, 1999. The ~~percentage~~ decrease in gross profit was primarily due to a 37% or $1 million decrease in Savyon's gross profit as a result of decreased unit volume and product prices due to competitive market conditions. The percentage decrease in gross profit was greater than the percentage decrease in sales~~, primarily~~ due to the fixed ~~costs~~ cost component in the ~~costs of sales.~~ cost of sales. In addition, Gamidor's gross profit decreased by 4%.

  Gross research and development costs for the year ended December 31, 2000 were approximately  $1.41 million compared to approximately $1.05 million for the previous year. Gross research and development costs increased in the year ended December 31, 2000 by approximately 34% as compared to the year ended December 31, 1999. The primary reason for such an increase was the ~~further increase in~~ commencement of research and development activities by Glycodata, which was established in 2000. Net research and development costs increased in the year ended December 31, 2000 by approximately $0.55 million as compared to the year ended December 31, 1999, and were approximately  $1.41 million compared to approximately $0.86 million for the previous year, partly due to lack of participation in funding by the Office of the Chief Scientist of the Ministry of Industry and Trade during 2000, while during 1999 the Company received approximately $0.19 million in such participation.

  Selling and general and administrative expenses decreased by approximately 3% in the year ended December 31, 2000 compared to the year ended December 31, 1999, and were approximately  $5.42 million compared to approximately $5.57 million in 1999. This increase reflected a 43% increase in selling, general and administrative expenses at Danyel as a result of expanding its activities including the increase of employees and leasing new facilities, which was partially offset by an 8% decrease in such expenses at Savyon due to reductions. Gamidor's selling, general and administrative expenses in 2000 were relatively unchanged from the prior year.

  Amortization of goodwill was approximately $0.20 million in both fiscal years 2000 and 1999.

  The operating loss in the year ended December 31, 2000 was approximately $1.58 million compared to an operating loss of approximately $0.32 million in the year ended December 31, 1999. The increase in operating loss in ~~2000 compared to 1999 was due mainly to the reductions in sales and increases in R&D expenses~~ fiscal 2000 was primarily due to Glycodata's research and development costs discussed above.

  Net financial income decreased to  $0.13 million for the year ended December 31, 2000 compared with an income of approximately $0.16 million for 1999. The decrease in net financial income in 2000 compared to 1999 was due mainly to the changes in the US$ - NIS exchange rate.

  During 2000, Healthcare experienced a capital gain of $1.7 million from a third party investment in Glycodata. In accordance with Israeli accounting principles, this gain was recognized in 2000 up to the level of the equity losses previously realized from Healthcare's investment in Glycodata. As a result, the Company recognized a capital gain of $0.9 million for 2000. The balance of the capital gain was recognized during 2001.

  As a result of the foregoing, the Company's net loss for the year 2000 was approximately $0.49 million compared to a net loss of approximately  $0.19 million for the year 1999.

  Critical Accounting Policies

  Management's discussion and analysis of the Company's financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States (see Note 20 to the consolidated financial statements). The Company's critical accounting policies are described in Note 1 to the Company's financial statements. The Company reviews the accounting policies applied in reporting its financial results on a regular basis. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, accounts receivable, inventories, investments, intangible assets, warranty obligations, restructuring, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which the Company based its assumptions. These estimates and judgments are reviewed by management on an ongoing basis, and by the board of directors at the end of each quarter prior to the public release of the Company's financial results. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the consolidated financial statements.

  Allowance for Doubtful Accounts

  The Company maintains allowances in respect of doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

  Excess and Obsolete Inventory

  The Company writes down its excess and obsolete inventory to an extent equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future product life-cycles, product demand and market conditions. If actual product life cycles, product demand and market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

  Goodwill and Other Identifiable Intangibles

  The Company assesses the impairment of goodwill and other identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors the Company considers important which could trigger an impairment review include the following:

  Significant underperformance relative to expected historical or projected future operating results;

  Significant changes in the manner of the Company's use of the acquired assets or the strategy for its overall business; and

  Significant negative industry or economic trends.

  When the Company determines that the carrying value of goodwill and other identified intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the Company will, as from January 1, 2002, under the ~~US~~ U.S. GAAP, cease to amortize goodwill arising from acquisitions completed prior to July 1, 2001. In lieu of amortization, the Company is required to perform an initial impairment review of its goodwill in 2002 and an annual impairment review thereafter.

  If the Company determines through the impairment review process that goodwill has been impaired, it will record the impairment charge in its statement of operations. According with accounting principles generally accepted in Israel, goodwill and other intangible assets will continue to be amortized over their useful lives, after the impairment review.

  Additional Recent Accounting Pronouncements

  In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS 144 supersedes FASB Statement No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. The Company is currently assessing the impact of SFAS 144 on its consolidated financial position, results of operations and cash flows.

  B. Impact of Inflation and Devaluation

  Product Development and Marketing Operations

  Although a substantial portion of the Company's expenses arising from its product development and marketing operations are in U.S. Dollars or Dollar linked, the Dollar cost of such operations of the Company in Israel are influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by a devaluation of the New Israeli Shekel in relation to the ~~US~~ U.S. Dollar. Inflation in Israel will increase the Company's Dollar cost of such operations and thus have a negative effect on the profitability to the Company of contracts under which the Company is to receive payments in ~~US~~ U.S. Dollars or other foreign currencies, unless such inflation is offset by a devaluation of the NIS.

  A devaluation of the NIS in relation to the ~~US~~ U.S. Dollar would have the effect of decreasing the Dollar value of any assets of the Company consisting of NIS or receivables payable in NIS (unless such receivables were Dollar linked). Such a devaluation would also have the effect of reducing the Dollar amount of any liabilities of the Company payable in NIS (unless such payables were Dollar linked). Conversely, any increase in the value of the NIS in relation to the U.S. Dollar would have the effect of increasing the Dollar value of any unlinked NIS assets of the Company and the Dollar amount of any unlinked NIS liabilities of the Company. Similarly, the Company's gross profit is influenced by the devaluation of the Euro and NIS, in which a substantial portion of the Company's sales are made, in relation to the ~~US~~ U.S. Dollar.

  Third Party Product Distribution Activities

  A substantial part of the Company's third party product distribution activities is managed by the Gamidor Group (as of April 1, 1997) and by Danyel (as of January 1, 1999). The Gamidor Group's and Danyel's sales are quoted in NIS; however, their selling prices are based upon a price list, which is quoted in the suppliers' original currencies, mainly Euros and ~~US~~ U.S. Dollars. The price is then converted into NIS at the relevant exchange rate on the date of sale to the customer. This enables the Gamidor Group and Danyel to reduce exposure to losses from devaluations of the NIS in relation to such foreign currencies. The Gamidor Group's and Danyel's accounts receivables are, however, quoted in non-linked NIS and, consequently, inflation in Israel would have the effect of increasing their financial expenses.

  In addition, the Gamidor Group's and Danyel's accounts payable are mainly quoted in such foreign currencies and, consequently, any excess of a devaluation rate in the NIS in relation to such currencies over the inflation rate in Israel would have the effect of increasing the Company's financial expenses. Because the exchange rates between the NIS and the Yen, Euro, Swiss Franc and ~~US~~ U.S. Dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company's profitability and period-to-period comparisons of the Company's results in ~~US~~ U.S. Dollars. For details of changes effected in the Israeli government's monetary policy relating to the representative rate of exchange of foreign currencies into NIS, see Item 3. "Key Information - D. Risk Factors."

  The Company's consolidated results of operations are, therefore, affected by several interrelated factors, including the rate of inflation in Israel, the devaluation of the NIS in relation to the primary foreign currencies relevant to the Company, the devaluation of relevant foreign currencies in relation to the ~~US~~ U.S. Dollar, the extent to which the Company holds assets and liabilities in foreign currencies and the export programs of the Israeli government in which the Company participates. Similarly, the relationship between the Company's monetary assets and liabilities in ~~US~~ U.S. Dollars and NIS and whether these are linked to a foreign currency or price index also affect financial results.

  C. Liquidity and Capital Resources

  At December 31, 2001, the Company had working capital of approximately $0.7 million and shareholders' equity of approximately $3.8 million. During the year ended December 31, 2001, the cash flows used by operating activities were approximately $2.94 million and the Company used approximately ~~$0.48~~ $0.45 million of net cash flows in investing activities. The net cash flows used in investing activities consisted mainly of purchase of fixed assets.

  At December 31, 2001, the Company had short-term credit of approximately $1.16 million (including current maturities) and long-term liabilities of $1.23 million. The Company believes that revenues from the sale of its medical diagnostic kit products, revenues from contract manufacturing and contract ~~R&D~~ research and development and others, bank credits and its available cash resources will provide sufficient funds to meet anticipated cash requirements for the Company's planned operations over the next twelve months.

  D. Research and Development, Patents and Licenses, Etc.

  The Company is actively engaged in research and development programs intended to develop new products, manufacturing processes, systems and technologies and to enhance existing products and processes. Research and development is funded by a combination of the Company's own resources, research and development grants, bank credit and raising money from share issuing. The Company believes its research and development effort has been an important factor in establishing and maintaining its competitive position.

  In the genetic field, the Company has four granted patents that it utilizes in producing its products and four pending patent applications. The patents are registered for methods of single nucleotide primer extension and kits therefore and method of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore. These methods related to the Company's ProntoTM genetic test products line. Three of the granted patents are registered in Israel and one granted patent is registered in the United States. All of them expire during 2012 to 2014. In addition, the Company has patent applications pending in Japan, Canada (two pending applications) and Europe for these methods.

  In the serologic field, the Company has two granted patents and four pending patent applications regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays and stabilization of polypeptides for use in immunoassay procedures. These patents are used in the production of the Company's Sero CT diagnostic test kit products. The granted patents are registered in Israel and both expire during 2017. In addition, the Company has pending patent applications in the United States, Europe and Japan (two applications).

  In both the genetic field and the serologic field, the Company has certain other granted patents and applications for patents that are not utilized by it for its products, and probably will not be used in the future and therefore will not be renewed.

  The following table shows, for each of the periods indicated, the gross research and development expenses of the Company, the portion of such expenses that were funded by the Israeli Government (primarily through the Office of the Chief Scientist) and BIRD-F, and the net cost to the Company of its research and development expenses:
	Year ended December 31,
	2001	2000	1999
	(in thousands of ~~dollars)~~ U.S. Dollars)
Gross research and development expenses	3,164	1,408	1,048
Portion funded by the Israeli Government and BIRD-F (1)	-	-	(193)
Net research and development expenses	3,164	1,408	855

  (1) Net of royalties.

  Research and Development Grants

  Under the Company's research and development agreements with the Office of the Chief Scientist and pursuant to the Encouragement of Industrial Research and Development Law, 5744-1984, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by the Chief Scientist, up to an amount equal to the Chief Scientist's research and development grants ~~(~~(U.S. Dollar linked and bearing annual LIBOR interest since 1998) related to such products.

  The terms of these grants prohibit the manufacture outside of Israel or the transfer of the technology developed pursuant to these grants to any person or entity without the prior consent of the Research Committee of the Chief Scientist. There can be no assurance that such consent, if requested, will be granted.

  To date, the Company has received approximately $4.3 million in grants. In return, it has paid approximately $1.1 million in royalties to the Chief Scientist.

  In accordance with an agreement with the BIRD-F, the Company and International Remote Imaging Systems Inc. ("IRIS") are obligated to pay royalties to the BIRD-F on sales (or other commercial exploitation) of any products which are developed as a result of the research covered by such agreement. As no products have resulted from the development of technology pursuant to such agreement, no payments are currently due by the Company under the agreement.

  In accordance with an agreement with the BIRD-F, Savyon and Cygnus Technologies Inc. (as successor to Diatech Inc.) are obligated to pay royalties to the BIRD-F on sales (or other commercial exploitation) of any products which are developed as a result of the research covered by that agreement. As of the date of this Report, no payments are currently due by the Company under the agreement.

  In accordance with an agreement with the BIRD-F, Savyon (as successor to GamidaGen) and Becton Dickinson and Co. ("BD") are obligated to pay royalties to the BIRD-F on sales (or other commercial exploitation) of any products which are developed as a result of the research covered by that agreement. As of the date of this Report, no payments are currently due by the Company under the agreement. Early in 2001, BD decided to terminate its participation in the BIRD-F funded project and thereafter the project was terminated. The Company does not currently expect to further develop and produce products based on the project and thus does not anticipate the payment of any royalties to the BIRD-F relating to this project. ~~The Company may, however, be required to return a portion of the grants received from BIRD-F.~~ Further, the Company believes that it has satisfied all of its obligations under the grant and will not be liable for the repayment of the grant. Based upon correspondence with BIRD-F, the Company believes that BIRD-F agrees with this position.

  E. Trend Information

  The Company's financial statements for the first quarter of 2002 demonstrate a balanced performance, excluding Glycodata's first quarter results.

  Savyon, following the structural changes and the merger with GamidaGen which took place last year, is showing profitable results for the period. Its revenues are higher in comparison to last year's first quarter, while comparable first quarter expenses are lower.

  The Gamidor Group has suffered since the beginning of 2002 from the sharp devaluation of the Israeli NIS against both the ~~US~~ U.S. Dollar and the Euro. However, through the launch of new products, it expects to be able to achieve a growth in sales over the year 2002 as a whole.

  Following the completion of the Glycodata financing transaction in April 2002, Healthcare's ownership interest ~~will decrease~~ has decreased from 59% of Glycodata to 14.4% of Procognia (all on a fully diluted basis).

  As a result of this transaction, Glycodata's financial statements will no longer be consolidated with those of the Company. Consequently, the Company's research and development expenses during the year 2002 are expected to be substantially lower than those for 2001. Moreover, the Company recorded a capital gain for the second quarter of fiscal 2002 of approximately $1.4 million.

  Sales

  The following is a breakdown of the Company's total revenues according to the main categories of products sold and/or services that have been introduced and according to the principal geographic markets in which the Company competes, for each of the last three fiscal years.
Geographic Market	Product Category	2001	2000	1999
		in thousand of ~~US~~ U.S. Dollars

Israel	Reagents & Systems for the molecular biology industry	5,634	4,737	4,671
	Reagents & Systems for clinical laboratories	6,901	6,363	6,516
	Chemicals and Accessories for industrial laboratories	0	851	949
Sub-total		12,535	11,951	12,136
Europe	Serology	2,644	2,415	3,195
	Microbiology	60	45	55
Subtotal		2,704	2,460	3,250
United States	Serology	129	232	326
	Microbiology	72	164	308
Sub total		201	396	634
Other	Serology	435	523	398
	Microbiology	~~88~~ 138	126	165
Subtotal		573	649	563
Total		16,013	15,456	16,583

  Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

  A. Directors and Senior Management

  The executive officers and directors of the Company are as follows:

Name	Age	Position with the Company
Daniel Kropf Tamir Abudi	54 38	Chairman of the Board of Directors, Chief Executive Officer and Director (Class D) Chief Financial Officer
Yacob Ofer	53	Director (Class D)
Rolando Eisen	60	Director (Class C)
Eliezer Helfan	58	Director (Class C)
Yeshayahu Yakir	55	Director (Class B)
Israel Amir	60	Director (Class B)
Ethan Rubinstein	60	Director (Class A)
Moshe Reuveni	46	Director (Class A)
Varda Rotter	55	External Director
Hillel Doudai	65	External Director

  Mr. Daniel Kropf has served as Chairman of the board of directors of the Company since March 1996 and as its Chief Executive Officer since January 2000. Following business school in Italy and training with American Hospital Supply in the United States, Mr. Kropf entered the businesses of Laboratori Don Baxter and Eurospital in Trieste, Italy, founded by his late father and managed by his mother. He later took responsibility for a French distribution house which is a part of the Gamida Group of companies, and chaired the Migada Ltd. medical device manufacturing company. Mr. Kropf is the Secretary-General of the Centre Europeen Juif d'Information ("CEJI") in Brussels, is a life-time member of the ADL National Commission in the USA and chairman of MILA in Jerusalem (Non Violent Communication Center - Israel). He also serves as Chairman of Education for Life, a non profit foundation based in Holland. Mr. Kropf was formerly a director, chief executive officer and chairman of the board of directors of Rosebud Medical Ltd. ("Rosebud") and a member of the board of directors of certain of the companies in which Rosebud held investments (Oridion, Bikurofe and AMC). Mr. Kropf is a director of certain of the Company's subsidiaries (Gamidor Diagnostics, Gamida-Gen Marketing, Savyon and Danyel) and of various companies in the Gamida Group. Mr. Kropf received his academic degree in marketing from the School of Industrial Administration of the University of Torino.

  Mr. Tamir Abudi has since January 2002 served as the Company's Chief Financial Officer ("CFO"), having since January 2001 been the General Manager of Gamida Israel, which provides financial services to the Gamida Group in Israel. Mr. Abudi was previously a partner in Fahn, Kanne & Co., Certified Public Accountants (a member of Grant Thornton International). He is himself a CPA and received his B.A. in Accounting and Economics from Tel-Aviv University.

  Mr. Yacob Ofer has served as a director of the Company since March 1996, as Executive Vice Chairman between April 1996 and May 1997 and as President and Chief Executive Officer between May 1997 and January 2000. Mr. Ofer served as the Managing Director of Gamidor Diagnostics from 1985 until ~~May1997~~ May 1997. Since January 1, 2001, Mr. Ofer has been the Chief Executive Officer of the Gamidor Group and, since June 1997, a director of Savyon. He is a director of various companies of the Gamida Group and was formerly a director of Rosebud. Mr. Ofer received his academic degree in Chemistry from Tel-Aviv University

  Mr. Rolando Eisen has served as a director of the Company since December 1999. Mr. Eisen also serves as a director in the following Israeli companies: Mercantile Discount Bank Ltd. since 1986, ABJAC Israel Oil and Gas Exploration Ltd. since 1991, Elite Industries Ltd. since July 1997 (as an external director), Merhav Ltd. since August 1999 and I.D.B. Holdings Ltd. since December 2000 (as an external director). Mr. Eisen has been since 1995 a General Partner in the Philadelphia Israel Fund. Mr. Eisen also serves in various board and/or management positions with other Israeli Companies and/ or business activities. In May 2000, Mr. Eisen founded Green Market, a grocery chain specializing in home delivery of high quality fresh products and continues to serve as chairman of the board of Green Market. Mr. Eisen received his B.Sc. in Industrial Management from the Carnegie Institute of Technology in Pittsburgh and participated in graduate studies towards a Ph.D. in Applied Mathematics and Computer Science at the Northwestern University in Evanston, Illinois.

  Mr. Eliezer Helfan has served as a director of the Company since March 1998. Mr. Helfan does not serve as a director in any other public company. Mr. Helfan received his LL.B. in Jurisprudence from the Hebrew University, Jerusalem, has been a member of the Israeli Bar since 1967 and has been practicing law in Israel since 1969.

  Dr. Yeshayahu Yakir has served as a director of the Company since October 1992, as President of the Company between December 1992 and May 1996, and as Executive Vice Chairman between April 1996 and May 1997. Dr. Yakir has also served as a director of Savyon since 1988, having been its Chief Executive Officer between 1988 and June 1997 and its President between June 1988 and September 1998. Dr. Yakir also served as director of Savyon-Yaron between 1993 and June 1997. Dr. Yakir was also, between January 1998 and December 1999, the General Manager of GamidaGen and a director of Danyel. Since January 2000, Dr. Yakir has been the President and CEO of Glycodata. As of May 2002, Dr. Yakir serves as the sole director of Glycodata and a director and Chief Scientific Officer of Procognia. Dr. Yakir received his Ph.D. in Immunology from the Weizmann Institute of Science, Rehovot, his M.S.C. in Biochemistry from the Hebrew University in Jerusalem, and his B.Sc. in Biochemistry and Microbiology from Bar-Ilan University, Ramat-Gan.

  Mr. Israel Amir has served as a director of the Company since January 2000. Mr. Amir has also served as an external director in the Israeli public company Adumim Chemicals Ltd. since February 1998 and as a member of the boards of directors of several private Israeli companies (A.T & T (Israel), TNS Teleseker Ltd., Teleseker-Policy Ltd., Superpanel Ltd., Signal Source research (Israel 1999) Ltd. and Tele-Gal Ltd.). Mr. Amir has been practicing since 1989 as an independent economic consultant. He received his M.A. in Economics from the Hebrew University in Jerusalem.

  Professor Ethan Rubinstein has served as a Director of the Company from July 1991 until October 1992 and since February 1993 and thereafter. Professor Rubinstein has also served as a director in Careline Ltd. from January 1990 until December 1995 and currently serves as a member of the board of Agis Ltd. (Israel) and of Meditor Ltd. Professor Rubinstein received his M.D. in Medicine from Basel University in Switzerland, and his LL.B. in Jurisprudence from Tel-Aviv University.

  Mr. Moshe Reuveni currently serves as Managing Director of Gamida Medequip Ltd. (a company of the Gamida Group). Mr. Reuveni served as a director of the Company from March 1996 through January 2000 and was reappointed as a director on July 10, 2000. He was also a director and Chief Financial Officer of Rosebud from March 1996 to January 2000. From December 1990 to December 1999, he served as General Manager of Gamida Israel, which provides financial management within the Gamida Group in Israel. Mr. Reuveni also currently serves as a director of certain of the Company's subsidiaries: Savyon, Gamida-Gen Marketing, Gamidor Diagnostics and Danyel. Mr. Reuveni is a Certified Public Accountant and received his B.A. in Accounting and Economics from Tel-Aviv University.

  Mr. Hillel Doudai has, since July 2000, been serving as an External Director of the Company. Mr. Doudai also currently serves as a consultant with a consulting company owned by him, and as Chairman of the Regional Economic Development Committee of the Karmiel and Misgav Region. Mr. Doudai served as head of the Computer Center of the Civil Service Commission from 1966 until 1970, and as Deputy Director of the Office Mechanization Center (computer center of the Israeli Ministry of Finance) from 1970 until 1975. Mr. Doudai was Commissioner of Labor Relations and Salaries of the public sector in Israel from 1978 until 1986. Between 1986 and 1994, Mr. Doudai served as General Director of Malam Systems (a governmental computer company) and, as such, participated in its full privatization. Mr. Doudai received his M.A. in Political Science from the Hebrew University in Jerusalem.

  Prof. Varda Rotter has since October 2001 been serving as an External Director of the Company. Prof. Rotter received her B.Sc. and M.Sc. from Bar-Ilan University in 1969 and 1971 respectively, and a Ph.D. in Cell Biology from the Weizmann Institute of Science, Rehovot, in 1976.  Following post-doctoral research at the Center for Cancer Research of the Massachusetts Institute of Technology, she joined the Weizmann Institute's Department of Cell Biology.  She was appointed Associate Professor in 1985 and Full Professor in 1992, and is now the incumbent of the Norman and Helen Asher Professorial Chair in Cancer Research at the Institute. Prof. Rotter is a genetic engineer, building biological bridges in the submicroscopic world of cancer research, focusing on certain tumor suppressor genes which may be used to obstruct the proliferation of cancer cells.  Prof. Rotter does not serve as a member of the board of any other company.

  Senior Management and Employees

  Savyon

  Nir Navot, Ph.D, CEO since March 2002, was previously Savyon's COO & CTO, a position he had held since November 2000. From 1996 to 2000, Dr. Navot was GamidaGen's Chief Scientist, a position he held after having directed the company's ~~R&D~~ research and development efforts as its Technology Development Leader from 1993 to 1996. Dr. Navot is an author of six ~~US~~ U.S. registered patents and numerous publications. He did a postdoctoral Fellowship at the department of Cell Biology at the Weizmann Institute of Science and studied genetics & molecular biology at the Hebrew University in Jerusalem, where he received his Ph.D.

  Danyel

  Mr. Luly Gurevich has, since 1999, served as the General Manager of Danyel, through L.C. Tech Ltd. Prior to this appointment, he was Director of Marketing and subsequently Director General of Gamida-Gen Marketing (then known as Gamidor Ltd.) and, before that, was the marketing specialist for Dexmor Ltd. He started his career with 6 years' experience as a technician for Sigma Israel Ltd. (Bio Makor), where he was involved in protein separation and characterization.

  Consultants and Service Suppliers

  Mr. Yossi Ginossar has, since November 2000, been serving as the Internal Auditor of the Company. Mr. Ginossar has been employed by Fahn Kanne Control Management Ltd., Tel Aviv, as an internal auditing managing partner since 1991. Prior to that, Mr. Ginossar was employed as senior auditor at Spicer & Oppenheim, Certified Public Accountants, Chicago, Illinois, and at Kesselman & Kesselman, Certified Public Accountants, Tel-Aviv. Mr. Ginossar is a CPA in Israel and a Certified Internal Auditor and Certified Fraud Examiner in the USA. Mr. Ginossar has a B.A. in Accounting and Economy from the Hebrew University in Jerusalem.

  B. Compensation

  The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the 2001 fiscal year and in respect of such year was approximately $1,000,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company's entire obligation towards said directors and executive officers in respect of severance pay) but does not include consultancy fees paid to certain directors, amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business associations' dues and expenses) reimbursed to officers and other benefits commonly reimbursed and paid by companies in Israel (including insurance premiums paid in respect of Directors & Officers' Liability Insurance). See Item 7. "Major Shareholders and Related Party Transactions - B. Related Party Transactions."

  Stock Options

  2000 Employee Share Option Plan: in July 2000, the shareholders of the Company approved the Company's 2000 Incentive Share Option Plan (the "2000 Plan") adopted by the Company's board of directors in February 2000, pursuant to which share options in the Company may be granted to employees, directors and consultants of the Company or any subsidiary. An aggregate of 500,000 Ordinary Shares of the Company are reserved for issuance under the 2000 Plan subject to certain adjustment. The 2000 Plan is administered by the board of directors or may be administered by an Option Committee. The Company's board of directors have further appointed the members of the Company's audit committee to also serve as the Company's Share Option Committee.

  The Company's board of directors has further in February 2000 and effective as of such date approved the granting (subject, however, to the approval of a meeting of the Company's shareholders to the adoption of the 2000 Plan, which approval was granted in July 2000, and the execution of an option agreement with each optionee) to each of Messrs. Daphna Heffetz, Orna Pollack and Luly Gurevich options to purchase 30,000 Ordinary Shares of the Company, each option exercisable during a 60 month period as of the date of grant, in accordance with the provisions of the 2000 Plan, into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $1.00, subject to a vesting schedule of three years, 1/3 on each of March 1, 2001, 2002 and 2003. As of January 1, 2001, Daphna Heffetz is no longer employed by the Company.. The Company's shareholders have further in July 2000 and effective as of February 13, 2000, approved (following approval of the Company's board of directors and audit committee in February 2000) the granting to each of Professors Ruth Arnon and Ethan Rubinstein options to purchase 10,000 Ordinary Shares of the Company and to Mr. Eliezer Helfan options to purchase 20,000 Ordinary Shares of the Company, each option exercisable during a 60 month period as of the date of grant, in accordance with the provisions of the 2000 Plan, into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $1.00, subject to a vesting schedule of three years, 1/3 on each of March 1, 2001, 2002 and 2003.

  In addition, see E. "Share Ownership" below for details of certain additional options granted by the Company.

  C. Board Practices

  Terms of Office

  The Company's Articles of Association, as amended, provide for a board of directors consisting, in addition to the two External Directors to be appointed and hold office in accordance with the provisions of the Israeli Companies Law, 1999 and any Regulations enacted thereunder, of not less than two nor more than eight members, classified with respect to the time for which the directors severally hold office, into up to four classes, each class to include two directors. Of such four classes, Class A directors were to hold office initially for a term expiring at the Annual General Meeting of the Company's shareholders ("AGM") convened in the year 1999, Class B directors to hold office initially for a term expiring at the AGM convened in the year 2000, Class C directors to hold office initially for a term expiring at the AGM to convene in the year 2001 and Class D directors to hold office initially for a term expiring at the AGM to convene in the year 2002.

  At each AGM as of and following the AGM convened for the year 1999, the successors to the class of directors whose term expired at that meeting shall be elected to hold office for a term expiring at the AGM held in the second year following the year of their election and until their successors have been duly elected and qualified. directors whose term of office has expired may be re-elected.

  The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, subject to the approval of the directors, and may cancel such appointment. Any person eligible to serve as a director, other than a serving director and/or alternate director, may act as an alternate, except if the director is unable to attend a meeting of the board of directors. In the event of a tie vote, under the Articles of Association of the Company, the Chairman of the board casts the deciding vote.

  Directors' Compensation

  Non-executive directors: The Company's directors, as such, are not entitled to receive any remuneration in consideration for their services as directors of the Company. A general meeting of the Company's shareholders has approved, further to board and audit committee approval, payment to non-executive directors, as of January 1, 1996, of directors' fees equal to the average amount payable to directors on behalf of the public pursuant to the applicable regulations under Israeli Law. Such fees have been approved in respect of participation in board and audit committee proceedings, as well as on an annual basis.

  Audit Committee

  The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's Articles of Association, in certain cases, by the audit committee of the company's board of directors, whose members meet certain criteria of independence as defined in the Companies Ordinance and by the board of directors itself and in certain circumstances, shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. The Company's audit committee is comprised of Prof. Varda Rotter, Mr. Hillel Doudai, Professor Ethan Rubinstein and Messrs. Eliezer Helfan and Israel Amir.

  D. Employees

  As of June 30, 2002, the Company (directly and through its subsidiaries) employed at its facilities 100 persons, of whom 25 are employed in production, 5 in research and development and 70 in marketing, administration and management.

  The Company's employees are generally required to sign a non-disclosure agreement covering the Company's proprietary information which they might possess or have access to.

  Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists Association) are applicable to the Company's Israeli employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimums. Furthermore, under collective bargaining agreements, the wages of some of the Company's senior employees are partially linked to the Israeli consumer price index .

  A general practice in Israel, which is followed by the Company, although not legally required, is the contribution of funds on behalf of its senior employees to a "Manager's Insurance" fund. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to 5% of his wages and the employer contributes an additional 13.3% to 15.8%. In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute which is similar to the United States Social Security Administration.

  E. Share Ownership

  As of June 30, 2002, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding ordinary shares, other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida) and Mr. Eisen. See Item 7. "Major Shareholders and Related Party Transactions - A. Major Shareholders". The following table sets forth, as of June 30, 2002, the number of options to acquire ordinary shares owned by each of the directors and officers of the Company, the exercise prices and termination dates of such options:
Name	No. Options	Exercise Price	Termination Date
Yacob Ofer	62,500 granted May 1997.	$1.75	the date on which he ceases to serve on the Company's board of directors *
Eliezer Helfan	20,000	$1.00	January 2005**
Yeshayahu Yakir	25,000 granted February 1995	$5.1	no limit (vesting at any time)
Ethan Rubinstein	10,000	$1.00	January 2005**

  * all options have vested.

  ** subject to a three year vesting schedule: 1/3 on each of March 1, 2001, 2002 and 2003.

  *** subject to a four year vesting schedule: 1.25% per annum, commencing June 2000.

  Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

  A. Major Shareholders

  The following table sets forth, as of June 30, 2002, the number of ordinary shares owned by all shareholders known to the Company to own beneficially more than 5% of the Company's ordinary shares.
Name and Address	Number of Ordinary Shares NIS 0.04	Percentage of all Ordinary Shares NIS 0.04 Owned Outstanding (1)
Gamida for Life B.V. (2)(3)(4) Drentestraat 24BG 1083 HK Amsterdam The Netherlands	3,891,259	51%
Mr. Rolando Eisen (4) 24 Geiger St. Tel Aviv, Israel	1,122,317	15%

    Based on 7,643,727 ordinary shares NIS 0.04 outstanding on June 30, 2002. Also see (2) below.

    Gamida for Life B.V. ("Gamida"), now based in Amsterdam, is the principal holding company of the Gamida Group (formerly the Eryphile Group), which engages in research, development, production and distribution of products and services for healthcare in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria. As of June 30, 2002, Gamida's share ownership has increased by 18% from October 2001, mainly due to a private placement (See Item 4. "Information On The Company - A. History and Development of the Company - Recent Developments" above). Gamida's entire holdings in the Company are held by the Trust Company of United Mizrahi Bank as security for a loan advanced to Gamida by the Bank. In general, the pledge agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

    Mr. Daniel Kropf, who serves as Chairman of the Company's board of directors and since January 2000 as the Company's Chief Executive Officer, is the controlling shareholder of the parent company of Gamida.

    Mr. Eisen, a member of the Company's board of directors, acquired the shares of Healthcare held by Rosebud Medical Ltd. ("Rosebud") in 2000. Pending completion of the formal transfer of such shares to Mr. Eisen, Rosebud and Mr.

    Eisen have executed a letter of agreement, pursuant to which all rights attached to such shares, including the right to vote the same at shareholders' meetings, have been unconditionally and irrevocably transferred and assigned to Mr. Eisen.

  As of October 31, 2002, there were 7,643,727 ordinary shares outstanding owned by 90 holders of record and approximately 300 beneficial holders. This number includes 70 holders of record with United States addresses who own an aggregate of approximately 2.3 million or 30% of the Company's ordinary shares.

  B. Related Party and Inter-Company Transactions

  The following is a description of certain transactions between the Company and its parent company, its affiliates, its officers, its subsidiaries, and other matters. The management of the Company believes that the related party transactions described hereinafter (not inclusive of transactions between the Company and its wholly-owned subsidiaries or among the subsidiaries) have been at least as favorable to the Company as it could have negotiated with unrelated third parties.

  General

  Under an agreement between the Company and Rosebud dated May 3, 1993, the parties agreed that each will continue to seek investment opportunities in specific business segments, i.e. Healthcare in the diagnostic field (medical diagnostic kits which do not include medical equipment as an integral part of the kit, other than equipment used for reading results of the tests) and Rosebud in the medical field (other than in the medical diagnostic field). The ~~abovementioned~~ above-mentioned notwithstanding, each party may invest in the field dedicated to the other party if such party decides not to undertake a specific investment. The parties have also agreed to bring to each other's attention such investment opportunities falling within the other party's field, for no consideration. The term of the agreement is for a period of 12 months, automatically renewable for additional 12-month periods. In July 2000, the agreement was terminated by the mutual consent of both parties.

  Services Arrangements

  Gamida Group

  Following approval by the Company's board of directors and audit committee in November 1999 and March 2000, the Company's shareholders approved the payment of annual services fees equal to the lower of (i) an aggregate of $120,000 and (ii) zero point eight percent (0.8%) of the Company's gross consolidated annual turnover (the "Fees") to Gamida Israel for the services of Mr. Daniel Kropf as active chairman of the Company's board of directors. The Fees shall be paid on a monthly basis, plus VAT at the rate legally applicable at the time of payment. The services and payment of the Fees shall be mutually terminable upon ninety (90) days' prior written notice by either the Company or Gamida Israel. The Fees are paid in respect of Mr. Kropf's services commencing as of October 1, 1999. The fees for the period from October 1999 - June 2002 have been determined at $10,000 per month, based on (i) an aggregate of $120,000 per annum. No additional fees are paid in respect of Mr. Kropf's services as Chief Executive Officer of the Company.

  In addition, the Israeli Companies Law allows the chairman of a company's board of directors also to serve as its chief executive officer only for a limited period of up to three years, subject to approval of a meeting of such company's shareholders, upon a prescribed majority intended to allow non-affiliates to influence such approval. The aforementioned approval was granted by the Company's shareholders in July 2000.

  Until December 31, 2001, Gamida Israel provided the Company with financial, accounting and book- keeping services for an aggregate annual fee of $206,000. In December 2001, the Company's board of directors and audit committee approved, subject to the approval of a general meeting of the Company's shareholders, an increase in the fee paid to Gamida Israel for services by an additional sum of $55,000 for the third quarter 2001. This increased fee was calculated according to the actual usage of such services by the Company. In March 2002, the Company's board of directors and audit committee approved, subject to the approval of a general meeting of the Company's shareholders, an additional payment of $55,000 to Gamida Israel for services rendered during the fourth quarter 2001.

  In March 2002, the Company's board of directors and audit committee approved, subject to the approval of a general meeting of the Company's shareholders, a revision of the foregoing arrangements, as a result of which the Company will, effective as of January 2002, provide for the Gamida Group as well as itself the services previously rendered by

  Gamida Israel. Accordingly, the Company will receive payment amounting to an annual sum of $135,000 from the Gamida Group for such services, and the Company will bear the expenses of providing such services directly.

  Mr. Gareth Keene provides legal advice to the Company and its subsidiaries through Gamida Israel. During 2001, Mr. Keene provided such legal services at a cost amounting to approximately $35,000.

  Savyon

  Pursuant to an agreement between Savyon and Gamida-Gen Marketing dated December 29, 1997, Savyon provided Gamida-Gen Marketing and Gamidor Diagnostics with certain services for a monthly fee to be determined in proportion to the services actually rendered by Savyon, which in no event was to exceed NIS 50,000 per month. This agreement was cancelled orally upon mutual consent, effective May 31, 2000.

  Yacob Ofer

  The Company and Mr. Yacob Ofer, a member of the Company's board of directors and until January 2000 the Company's President and Chief Executive Officer, were parties to an employment agreement dated December 30, 1997 (the "Employment Agreement"). Pursuant to the Employment Agreement, Mr. Ofer served as President and Chief Executive Officer of the Company. The Employment Agreement was terminated effective as of January 2000. With effect as of January 2001, Mr. Ofer serves as the Chief Executive Officer of Gamidor Diagnostics in consideration for a fixed fee with customary social benefits.

  Professor Ethan Rubinstein

  Professor Rubinstein served as a scientific advisor to Savyon from September 1989 for an annual fee of $18,000, such appointment being for a term of twelve months, but automatically renewable for additional 12-month periods. The arrangement ceased at the end of December 2000.

  Israel Amir

  Mr. Amir serves as a director and as a member of the Company's audit committee. He currently receives NIS 24,000 per month from the Company as consultancy fees, effective June 1999.

  Eliezer Helfan

  Mr. Helfan serves as a director and as a member of the Company's audit committee. Mr. Helfan has also provided the Company with certain consulting services. In May 2001, the Company's Audit Committee and board of directors approved an aggregate payment of approximately $22,000, mainly in respect of his services in relation to Savyon's acquisition of GamidaGen.

  Sub-Lease Arrangements

  For details of sub-lease arrangements of and with the Company's subsidiaries, affiliates etc., see Item 2. "Information on the Company - D. Property, Plant and Equipment."

  Financing Arrangements

  In October 1999, the Company's board of directors approved Savyon's acceptance of a loan from Bank Leumi Le Israel in an amount in Swiss Francs equivalent to $190,000 for a period of three years to be repaid in monthly installments. Savyon transferred such loan to Gamidor Diagnostics which undertook to repay the loan directly to the bank and execute a guarantee in favor of the bank for the sums owed by Savyon, with a limit of $190,000 subject to certain other terms and conditions. The Company's board of directors and audit committee have in January 2000 further approved the granting of certain loans to certain of the Company's subsidiaries in an aggregate amount of $500,000, which loans were converted into capital notes on May 31, 2000.

  During October 2001, Gamida invested $1.58 million in return for 2 million of the Company's ordinary shares.

  Transfer of Savyon's Diaslide® Operations to Healthcare

  Pursuant to a Manufacturing Services Agreement dated June 29, 1998, Savyon sub-contracted the services of the Company for the manufacture of its Diaslide® products. Pursuant to the Agreement, the products were to be manufactured according to certain specifications, and in accordance with a quarterly forecast to be supplied by Savyon. In consideration, Healthcare was entitled to payment at agreed upon fixed prices, based on cost plus 5% per kit. As of January 2000, the parties to the Agreement orally agreed that such prices should be cost plus 10% per kit. The Agreement was for an initial period from the date in 1997 upon which the parties actually interacted in accordance with its provisions until December 31, 1997, and was to continue thereafter until December 31, 2000, the date of final termination of the agreement and for transfer of the production activities to Savyon.

  Sale of Certain Distribution Activities of the Company

  Following the acquisition of Gamida-Gen Marketing, most of its direct activities were, from time to time, assigned and transferred to other Healthcare subsidiaries (Danyel and Gamidor Diagnostics). The remaining activities of Gamida-Gen Marketing consisted mainly of the distribution of chemicals and consumable laboratory products. In March 2000, the Company's board of directors resolved that, in light of the poor results obtained by Gamida-Gen Marketing in 1999 from its remaining business (losses of $0.21 million from sales of approximately $0.95 million), and having regard to the fact that such remaining business deviated from the Company's main fields of activity (medical diagnostics and biotechnology), that business was deemed to constitute a cumbersome asset which generated losses rather than profit. In view of there being no skilled management personnel for such business available within the Healthcare group and since any recruitment of the same was likely to require substantial investment, the board approved the sale of Gamida-Gen Marketing's activities to Gamida Biochem Ltd., a subsidiary of Gamida, upon terms to be negotiated by a representative of the board.

  The board indicated to such representative that the consideration to be paid therefor should be not less than the book value of Gamida-Gen Marketing's inventory and fixed assets and, in addition, a percentage of sales of such activities should be paid as royalties during a certain period. The board also recommended that such percentage be not less than 2.5% and that the period be not less than 5 years, in light of the current results of Gamida-Gen Marketing's operations and the levels of its profit margins.

  It was thereafter agreed by the parties that the consideration for the inventory and fixed assets should be NIS 0.85 million, of which NIS 0.3 million has been paid until the present time. Further, it was agreed that the percentage of sales due as royalty payments on such activities be fixed at 2.5% for a period of five years commencing October 2000. The royalties paid for the period from October until December 2000 were approximately NIS 13,000. Royalties for the period from January until December 2001 were approximately NIS 54,000

  Acquisition of GamidaGen

  In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen in exchange for the issuance to the GamidaGen shareholders of an aggregate of 1,000,000 ordinary shares (representing approximately 18% of the Company's issued and outstanding share capital following such issuance), of which 500,000 were to be held in escrow for a period of one year from the date of the transaction to secure certain indemnity undertakings of the GamidaGen shareholders. In addition, GamidaGen's shareholders waived all claims against GamidaGen (other than with respect to one of the shareholders' employment agreement with GamidaGen, and with respect to a guarantee of up to $275,000 of GamidaGen's debts towards an Israeli commercial bank provided by DMI Investments B.V., which was to be assumed by Healthcare subject to certain conditions which have not yet been met, and which is currently still provided by DMI), and Savyon waived GamidaGen's debts in respect of services and rent aggregating approximately $300,000. GamidaGen's aggregate outstanding debt to third parties (including banks) as of the date of the transaction was approximately $0.7 million, of which approximately $130,000 constituted debts to Gamida in respect of certain management and other services rendered.

  The Agreement also provided for the registration under the Securities Act of 1933 of the ordinary shares issued to the GamidaGen shareholders no later than nine months after the closing of the transaction.

  The major shareholder of GamidaGen was Gamida, which owned 88% of GamidaGen's issued and outstanding share capital (including 15% that Gamida acquired for $320,000 from certain other shareholders of GamidaGen following the execution of the acquisition agreement with the Company). The remaining 12% of GamidaGen was owned by shareholders who were unaffiliated with the Company's shareholders. In January 2001, the Company transferred all of the GamidaGen shares to its wholly owned subsidiary, Savyon, in consideration for $750,000. Such transfer was effected primarily in order to facilitate a focused management structure and control. The Company legally merged GamidaGen into Savyon as of December 31, 2001, the merger being subject to the approval of the Israeli tax authorities and Companies Registrar.

  C. Interests of Experts and Counsel

  Not Applicable.

  Item 8. FINANCIAL INFORMATION

  A. Consolidated Statements and other Financial Information

  See Item 19. "Financial Statements and Exhibits" below.

  Export Sales

  The following table sets forth the total amount of export sales by the Company in its past three fiscal years and the percentage of export sales in the total amount of the Company's sales volume:
Year	Export (in millions)	Export as a percentage
1999	$4.4	27%
2000	$3.5	23%
2001	$3.5	22%

  Legal Proceedings

  The Company is not currently involved in any material legal proceedings and there are no material legal proceedings pending against it, with the exception of a legal claim that was filed on May 2002 against Gamidor Diagnostics in an amount of approximately $166,000, concerning an alleged debt for goods supplied to it during the year 1998. On the basis of legal counsel's opinion, Gamidor Diagnostics believes that it will not be required to make any payment or bear any expense with respect to this claim in excess of the provisions that have been made in the financial statements.

  Dividend Policy

  The Company has never paid a cash dividend on its ordinary shares. In the foreseeable future, the Company intends to retain earnings for use in its business, but does not rule out the possibility of paying cash dividends in the appropriate circumstances. Future dividend policy will be determined by the board of directors, and will depend upon the Company's earnings and financial condition, capital requirements and other relevant factors, including the impact of the distribution of dividends on the Company's tax liabilities. Declaration of any final annual cash dividend requires shareholder approval, which may reduce but not increase such dividend from the amount proposed by the board.

  B. Significant Changes

  See Item 5. "Operating and Financial Review and Prospects - E. Trend Information" above.

  Item 9. THE OFFER AND LISTING

  A. Offer and Listing Details

  The Company's ordinary shares are traded in the Nasdaq Stock Market under the symbol HCTL, amended from HCTLF effective as of May 28, 1999. The following table sets forth for the periods indicated the closing representative high and low sales prices closing quotations of the Company's ordinary shares as reported by Nasdaq. The closing quotations are not adjusted for retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

  (i) Annual high and low market prices for the last five fiscal years:

Fiscal Year	High(*)	Low(*)
1997	~~3.0000 1.5000~~ $3.0000	$1.5000
1998	2.0000	0.8750
1999	1.5000	0.7500
2000	3.8438	0.7812
2001	1.0300	0.4800

  (ii) High and low market prices for each full financial quarter for the two most recent fiscal years:

	High (*)	Low (*)
2000
First Quarter	~~3. 8438 1.0312~~ $3.8438	$1.0312
Second Quarter	2.6250	1.2500
Third Quarter	2.5000	1.6875
Fourth Quarter	2.1250	0.7812

	High (*)	Low (*)
2001
First Quarter	~~1.03 0.63~~ $1.03	$0.63
Second Quarter	1.00	0.63
Third Quarter	0.90	0.62
Fourth Quarter	0.85	0.48

  (iii) High and low market prices each month for the most recent six months.

Month	High	Low

June, 2002	$0.53	$0.46
July, 2002	0.51	0.42
August, 2002	0.43	0.36
September, 2002	0.38	0.34
October, 2002	0.34	0.20
November, 2002	0.66	0.27

  ~~December, 2001 0.6 0.48 January, 2002 0.6 0.53 February, 2002 0.5 0.45 March, 2002 0.48 0.44 April, 2002 0.6 0.5 May, 2002 0.5 0.38~~

  ~~As of May 31, 2002 the Company had 90 holders of record and more than 300 beneficial owners of its Ordinary Shares.~~

  Item 10. ADDITIONAL INFORMATION

  A. Share Capital

  Not Applicable

  B. Memorandum and Articles of Association

  Purposes

  The Company is an Israeli public company that is subject to the Companies Law and the Company's Ordinance. Its corporate registry number is 52-003621-1.

  The principal objects and purposes of the Company, as set forth in Section 2 of its Memorandum of Association, are to initiate, promote, advance investments and to finance such activities in projects involving research and development in the fields of healthcare, science, technology, life science, industry, medicine, agriculture and any other field.

  Interested Party Requirements

  Under the Israeli Companies Law, 1999 ("Companies Law") which, effective as of February 1, 2000, replaced the Companies Ordinance (New Version), 1983 ("Companies Ordinance") (other than certain specific sections), Israeli companies whose securities are publicly held are required to appoint at least two external directors (the "External Directors") elected at a General Meeting of a company's shareholders by a prescribed majority intended to allow non-affiliates to influence such election. Such companies whose securities are listed for trade on stock exchanges outside of Israel may, by resolution of the board of directors (without shareholder approval), deem a director who is presently serving on such company's board of directors to be an External Director provided that such director qualifies under certain requirements of the Companies Law.

  The Companies Law details certain standards for the independence of External Directors. These directors must be residents of Israel and unaffiliated with the company on whose board they serve and such company's principals. They are entitled to obtain all information relating to such company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the company. The law imposes an obligation on these directors to convene a meeting of a company's board of directors upon becoming aware of matters that suggest infringements of law, neglect of good business practice or improper conduct.

  An External Director shall be appointed for a period of three consecutive years and may be re-appointed for one additional three-year period only. Under the Companies Law, any committee of the board of directors must include at least one External Director, and the audit committee must include all of the External Directors.

  In July 2000, the Company's shareholders appointed Mr. Hillel Doudai as External Directors of the Company and, in October 2001, the Company's shareholders appointed Prof. Varda Rotter.

  Under the Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an Internal Auditor in accordance with the proposal of the audit committee. The role of the Internal Auditor is to examine, inter alia, whether the Company's actions comply with the law, integrity, and orderly business procedure. In November 2000, Mr. Yossi Ginosar was appointed as the Company's Internal Auditor. As permitted by the Companies Law and the Company's Articles, the Company has agreed to indemnify and insure its directors and senior officers against certain liabilities which they may incur in connection with the performance of their duties. Under the terms of such indemnification provisions, the Company may, to the extent permitted by law, advance funds for their legal expenses in connection with such indemnification.

  The Companies Law requires disclosure by an Office Holder to the company in the event that an Office Holder has a direct or indirect personal interest in transactions to which the company intends to be a party. An "Office Holder" is defined in the Companies Law as a director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

  Approval by the audit committee and/or the board of directors is required for such matters as: (i) certain transactions to which the company intends to be a party and in which an Office Holder, a controlling shareholder and/or certain other parties (including affiliates of the aforementioned) have a direct or indirect personal interest, (ii) actions or arrangements which could otherwise be deemed to constitute a breach by an Office Holder of fiduciary duty to the company, (iii) arrangements with directors as to the term of their service, (iv) indemnification and/ or insurance of Office Holders, and (v) certain transactions defined in the Companies Law as extraordinary transactions (a transaction which is not in the ordinary course of business or is not at market conditions, or a transaction which is likely to have a material impact on the profitability, property or obligations of the Company).

  Arrangements with directors regarding their service (including their indemnification and/ or insurance), extraordinary transactions between a public company and controlling shareholders, a private placement to a Principal Shareholder (a holder of 5% or more of a company's issued share capital or voting rights) or due to which a shareholder will become a principal shareholder and, in certain circumstances, the other matters enumerated above, may also require shareholder approval.

  Office Holders (including directors) with respect to whom the foregoing matters are brought for board or audit committee approval are not entitled to be present during discussions of, nor participate in the vote for approval of such matters at board and/or audit committee meetings, unless a majority of audit committee or board members, as the case may be, have a personal interest in such matter or the matter involves non-extraordinary transactions between the company and either an Office Holder or a third party in which an Office Holder has a personal interest. The Company Law further provides that in the event that a majority of board members have a personal interest in such a matter, it also requires shareholder approval.

  Description Of Share Capital

  Description of Shares. Set forth below is a summary of the material provisions governing the Company's share capital. This summary is not complete and should be read together with the Company's Memorandum of Association and Articles of Association, copies of which have been filed as exhibits to the Annual Report.

  As of June 30, 2002, the Company's authorized share capital consisted of 40,000,000 ordinary shares, NIS 0.04 nominal value. As of June 30, 2002, there were 7,643,727 ordinary shares and no preferred shares issued and outstanding.

  Description of Ordinary Shares. All issued and outstanding ordinary shares of the Company are duly authorized and validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive rights. Neither the Company's Memorandum of Association, Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

  Dividend and Liquidation Rights. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which the dividend is being paid (without taking into account the premium paid up on the shares) out of assets legally available therefore and, in the event of the Company's winding up, to share ratably in all assets remaining after payment of liabilities in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law. The board of directors may declare interim dividends and recommend a final annual dividend only out of profits and in such amounts as the board of directors may determine. Declaration of the final annual dividend requires shareholder approval at a general meeting, which may reduce but not increase such dividend from the amount recommended by the board of directors.

  In case of a share dividend, holders of shares can receive shares of a class whether such class existed prior thereto or was created therefore or shares of the same class that conferred upon the holders the right to receive such dividend.

  Voting, Shareholder Meetings and Resolutions. Holders of Ordinary Shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such rights may be affected by the future grant of any special voting rights to the holders of a class of shares with preferential rights. Once the creation of a class of shares with preference rights has been approved, the board of directors may issue preferred shares, unless the board is limited from doing so by the Articles of Association or a contractual provision.

  An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the board of directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than one-third of the total voting rights in the Company on the record date for such meeting. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the board of directors may determine. At such reconvened meeting, if a quorum is not present within half an hour from the appointed time, any two shareholders present in person or by proxy (and not in default under the articles) will constitute a quorum. Shareholder resolutions generally will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. Shareholder resolutions for amending the Company's memorandum and/or articles of association, including making changes in the Company's capital structure, approving mergers with or into the Company and/or the Company's liquidation will be deemed adopted if approved by the holders of 75% of the voting power represented at the meeting, in person or by proxy, entitled to vote and voting on the resolution. In addition, the Companies Law provides for certain extraordinary majorities for the approval of certain related party transactions, nomination of External Directors, authorizing a chairman of a company's board of directors to also act as its general manager as well as certain arrangements between a company and its shareholders and/or creditors.

  Shareholders' Duties. Under the Companies Law, a shareholder has a duty to act in good faith to the company and other shareholders and to refrain from abusing his power in the company, including, among other things, when voting at the general meeting of shareholders on the following matters:

  any amendment to the articles of association;

  an increase of the authorized share capital of the company;

  a merger; or

  approval of certain acts and transactions which require shareholder approval.

  In addition, a shareholder has the general duty to refrain from depriving other shareholders of their rights. Furthermore, any controlling shareholder, any shareholder who knows that he possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the articles of association, has the power to appoint an office holder is under a duty to act in fairness towards the company. The Companies Law does not describe the substance of this duty.

  Anti-Takeover Provisions Under Israeli Law. Under the Companies Law, a merger is generally required to be approved by the shareholders and board of directors of each of the merging companies. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is also required. The Companies Law provides that the articles of association of companies, such as the Company, that were incorporated prior to February 1, 2000 are deemed to include a provision whereby the approval of a merger requires a majority of three quarters of those present and voting at a general meeting of shareholders. In addition, a merger can be completed only after all approvals have been submitted to the Israeli Registrar of Companies and at least seventy days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

  The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless someone else already holds 50% of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

  there is a limitation on acquisition of any level of control of the company; or

  the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

  However, under the Companies Law, if following any acquisition of shares, the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquiror may not acquire shares tendered if by doing so the acquiror would own more than 90% of the shares of the target company.

  Finally, Israeli tax law treats specified acquisitions, including a share-for-share swap between an Israeli company and a non-Israeli company, less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a non-Israeli corporation to immediate taxation, although the tax event can be postponed in certain cases for 2 to 4 years upon approval of the tax authorities.

  Transfer of Shares and Notices. Fully paid ordinary shares are issued in registered form and may be transferred freely, subject to applicable securities law requirements. Each shareholder of record is entitled to receive at least 21 days' prior notice of shareholder meetings. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors may fix the record date not exceeding 60 days prior to the date of any general meeting.

  Modification of Class Rights. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the Company's Articles of Association) may be modified or abrogated by the Company by a special resolution subject to the consent in writing of the holders of the issued shares of the class, or by the adoption of a special resolution passed at a separate general meeting of the holders of the shares of such class.

  Access to Information. The Company files reports with the Israeli Registrar of Companies regarding its registered address, its registered capital, its shareholders and the number of shares held by each, the identity of the directors and details regarding security interests on its assets. In addition, Healthcare must file with the Israeli Registrar of Companies its Articles of Association and a copy of any special resolution adopted by a general meeting of shareholders. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, the Company's shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of the Company's shareholders.

  Transfer Agent and Registrar. The transfer agent and registrar for the Company's ordinary shares is Continental Stock Transfer & Trust Company.

  C. Material Contracts

  The Company, directly and/or through certain of its subsidiaries, is a licensee of issued (or applications pending relating to) patents and designs, to certain research institutions and other third parties in Israel and certain other countries. The Company is also a licensee of certain manufacturing and/or marketing rights relating to technologies and/or products developed by third parties. The following is a summary description of certain principal license agreements pursuant to which the Company has been appointed as licensee of certain rights to certain know how, as well as certain other material agreements to which the Company and/or certain of its subsidiaries are party.

  Savyon

  Advanced Products Agreement: Under an agreement dated October 1983 with B.G. Negev Technologies and Application Ltd., formerly Advanced Products Beer-Sheva Ltd. ("Advanced Products") as agent for Ben-Gurion University, the Company is the exclusive licensee for the know-how regarding enzymatic and radioimmuno methods for the determination of specific antibodies of the types IgA, IgG and IgM to certain infectious diseases (which know-how is a substantial part of the technology underlying the Company's diagnostic kits for certain infectious diseases), including improvements thereto and the right of first refusal for innovations.

  The term of the license is at least seven years commencing with the start of sales of each product produced under the license or, if there be a patent in any country for the original know-how or on any improvement of the know-how, for the life of the patent. Royalties are payable under the agreement for a period of at least seven years, commencing with the start of sales of each product produced under the license or, if there is a patent, for the life of the patent. Where there is no patent registration, the term of the license may be unlimited. Royalties range from 7% on annual sales up to $200,000 decreasing to 4% for annual sales volume exceeding $2,000,000. Although minimum sales quantities are required to maintain the license, minimum royalties of $25,000 per year may be paid in lieu thereof. The Agreement has been amended with regard to the SeroELISA Chlamydia series of products, providing for royalties on sales of such products at rates varying between 3.5% to 4% of sales, until December 31, 2001 and with respect to the IPAzyme series of products, providing for royalties on sales of such products, commencing January 1, 1995, at a rate of 4% of sales, until the earlier of June 30, 1998 or the last date of sales of such products. For the 12 month period ended December 31, 2001, Advanced Products is entitled to approximately $6,000 in royalties from the Company with respect to this agreement, which amount has not been paid in full. The agreement requires the consent of the appropriate authorities of the University to sub-license production rights except to sub-contractors of the Company. If the Company decides not to market the products utilizing the know-how, the license will terminate and thereafter the Company will be restricted from engaging in research or marketing relating to the know-how for a period of three years. The Company has the right to terminate the agreement at any time, in which event it would have no further rights to the know-how.

  Savyon-Yissum Agreements: On May 1, 1991, the Company entered into an agreement with Yissum - Development Corporation of the Hebrew University in Jerusalem ("Yissum") for conducting research with respect to the detection of antibodies to ureaplasma urealyticum. The Company paid $45,000 for Yissum's research. Royalties were then to be payable to Yissum under the agreement at the rate of 6%, and the Company was also to remit to Yissum 50% of any lump-sum fees and 25% of any royalties received from sub-licensees. However, the project did not result in marketable products for production and sale by the Company.

  On February 17, 1993, the Company entered into another agreement with Yissum for conducting research for the development of concentrations of enzyme antibodies for medical diagnostics. The Company did not, in fact, proceed to conduct such research and development.

  On March 20, 1996, a further agreement was entered into with Yissum for conducting research with respect to Piezoelectric electrodes for human medical diagnostic applications. Royalties were to be payable under the agreement at a rate of 4-6% of sales and 38% of sub-license fees. In addition, the Company agreed to pay Yissum non-refundable minimum royalties of $12,000 per year, commencing January 1, 1999, which were to constitute an advance on royalties subsequently becoming due. The Company paid the minimum royalties for 1999 and 2000 in response to a letter from Yissum's legal counsel, but has not paid such royalties for 2001.

  All of these agreements provided that Yissum would retain all proprietary rights to the results of the relevant research, and that the Company would be the exclusive licensee for utilizing the know-how developed in such research for the development of products based on that know-how. The March 20, 1996 agreement, however, limited the exclusive license to human diagnostics for medical use only. Under the provisions of each agreement, should the Company not comply with its obligations to take all required action to commercialize the applicable know-how, the exclusive license would terminate. The term of each agreement was for the period of the respective license granted pursuant thereto, unless earlier terminated in accordance with the termination rights of the parties. The period of each license was to be for a minimum of fifteen years commencing with the first commercial sale of products produced under such license or, if a patent had been issued for the applicable know-how or any part thereof, for the life of the last patent with respect to such know-

  how. Upon termination, all rights appertaining to the respective know-how were to revert to Yissum, subject to any proprietary rights to which the Company then had title.

  In January 2002, the Company formally notified Yissum of its wish to terminate each of these three agreements and to surrender to Yissum all of its rights and ~~licences~~ licenses thereunder. It has undertaken to Yissum in writing to return all material relating to the relevant licenses. However, in view of its substantial investments in research and development work pursuant to the March 20, 1996 agreement, it is seeking Yissum's agreement to the waiving of the minimum royalties of $12,000 payable in respect of 2001. As of the date of this report, such agreement has not been obtained.

  In February 1987, the Company also entered into an agreement with Yissum, pursuant to which Yissum agreed to conduct research for the Company regarding the identification of pathological conditions in urine by the detection of catalase activity. Yissum retains all proprietary rights to the results of the research, and has granted to the Company a worldwide, exclusive license to use the know-how and results of the research, including any patent for the development, manufacture and marketing of products for diagnostic use. The term of the agreement is for the life of the first registered patent regarding the products or twelve years from the first sale of the products, whichever is later. After that period, the license will become a royalty-free, non-exclusive license. Royalties payable by the Company to Yissum range between 5%-7% on sales of the products in the case where a patent has been registered, and between 3½%-5½% where no patent has been registered. Through December 31, 2001, Yissum was entitled to approximately $7,000 in royalties from the Company with respect to this agreement, which amount has not been paid in full.

  Ramot Agreements: In September 1987, the Company entered into an agreement with Ramot - University Authority for Applied Research & Industrial Development Ltd., a company engaged in the commercial exploitation of scientific developments of Tel-Aviv University ("Ramot"), pursuant to which the Company undertook to fund research conducted by Ramot on the isolation of bacteria from liquids.

  According to the agreement, Ramot will retain proprietary rights to the know-how resulting from the research, and the Company will receive an exclusive worldwide license for utilizing the know-how and results of the research for the development, manufacture and marketing of diagnostic products. Royalties are payable at the rate of 5% or 3% respectively, depending on whether a patent has been registered or not. Through December 31, 2001, Ramot was entitled to approximately $25,000 in royalties from the Company with respect to this agreement, which amount has been paid in full.

  Devaron Agreement: In May 1996, the Company entered into an agreement with a New Jersey corporation ("Devaron") (the "Devaron Agreement") pursuant to which Healthcare was granted exclusive worldwide distribution rights with respect to rapid diagnostic test kits for the detection of HIV 1 & 2 antibodies ("HIVSAV"), in consideration for the payment of royalties on sales of such products, subject to meeting certain minimum sales level requirements. The Devaron Agreement also grants Healthcare exclusive manufacturing rights for the HIVSAV diagnostic test kits. The Devaron Agreement is for a term of five years and the parties have agreed orally to extend the agreement indefinitely. This agreement supercedes a former agreement granting the Company certain exclusive manufacturing rights (including a technology license and the purchase of certain equipment) and non-exclusive distribution rights with respect to the HIVSAV diagnostic test kits.

  The Company has also entered into a supply agreement with Devaron, pursuant to which Devaron undertook to supply to the Company certain substances necessary for the production of the HIVSAV kits. The term of the supply agreement was for a period of five years. The Company has also been granted the right to extend the term of this agreement on a year-by-year basis. Production of HIVSAV products commenced July 1994. In May 1997, Devaron agreed to temporarily waive the minimum exclusivity requirements under the Devaron agreement, following the Company's notice that it had not been able to meet the minimum purchase requirements thereunder.

  Pursuant to a letter dated October 28, 1997, Devaron agreed to continue the exclusivity rights of the Company, provided that the Company met a minimum purchase requirement of $500,000 per year. This requirement commenced January 1, 1998. During fiscal years 1998-2001 inclusive, the Company did not attain the minimum annual purchase requirement of $500,000. Up until the date of this Report, the Company has not received any notice from Devaron to the effect that its exclusive rights under the Devaron agreement have been terminated.

  On December 1, 2000, pursuant to an assignment and transfer agreement between the Company and Savyon, the Company transferred to Savyon its exclusive manufacturing rights to the HIVSAV products granted to it under the Devaron agreement, including all of its rights in and to a loan provided by the Company to Devaron. In consideration, Savyon undertook the Company's obligation to pay royalties to Devaron under the Devaron agreement. Through December 31,

  2001, Devaron was entitled to approximately $10,000 in royalties from the Company with respect to this period; such amount has not been paid in full.

  During 1996, the Company was owed a sum of approximately $36,000 by a third party and it was agreed that Devaron should take responsibility for this debt. In a subsequent understanding between the parties, the Company was to recover the same by deducting 12% from the royalties payable to Devaron each year. As part of the assignment and transfer agreement between the Company and Savyon, the debt assumed by Devaron was assigned to Savyon and, as at December 31, 2001, a balance of $24,000 remained outstanding.

  WRF Agreement: In accordance with an agreement dated October 26, 1994 between the Company and the Washington Research Foundation ("WRF"), the Company has been granted a worldwide non-exclusive license to make, have made, market, distribute and sell products which use certain licensed rights or know-how relating to diagnostic methods for the detection of Chlamydia pneumoniae in a defined field of use. In accordance with the agreement, the Company paid WRF a license fee of $30,000, to which an additional $10,000 was, in accordance with the agreement, added on the anniversary of the agreement date and credited against future royalties. In addition, the Company undertook to pay, semi-annually, royalties at a rate of 7% of net sales, and an annual license administration fee of $3,500. Through December 31, 2001, WRF was entitled to approximately $67,000 in royalties from the Company with respect to this agreement, which amount has been paid in full. The agreement is for a term of 17 years from its execution, or until the last remaining patent rights thereunder expire, whichever is later. Other than termination upon breach and bankruptcy/insolvency, the Company may terminate the agreement upon 60 days written notice.

  Piezoelectric Immunosensors agreements: On July 1, 1997, Savyon and the Company's formerly wholly-owned subsidiary in the United States, Diatech Inc., entered into an agreement for cooperation in the development of Piezoelectric biosensors, as well as in their manufacture and marketing (the "Savyon-Diatech Inc. Agreement"). Savyon and Diatech Inc. also jointly applied to the BIRD-F to finance a proposal for the joint development of Piezoelectric biosensors for clinical diagnosis of sexually transmitted diseases, drugs of abuse and cardiac markers, during a 24 month development period, with a total estimated budget of approximately $1 million. On August 13, 1997 Savyon and Diatech Inc. entered into an agreement with the BIRD-F to fund, by conditional grant, the implementation of the proposal for the first year of the project in the maximum sum of approximately $240,000 or 50% of the actual expenditure of the project during such period. An amount of $187,000 for the first year of the project was received from the BIRD-F (See Item 5. "Operating and Financial Review and Prospects - D. Research and Development, Patents and Licenses, etc.").

  The Savyon-Diatech Inc. Agreement provides for cooperation in the implementation of the development plan, as well as in the production and marketing of the products derived therefrom. The Savyon-Diatech Inc. Agreement provides Diatech Inc. with exclusive marketing rights to such products in the United States, Canada and the countries of Central and South America, and provides Savyon with such rights for the rest of the world. Diatech Inc.'s exclusivity is subject to attaining certain minimum sales performances, which are subject to an annual increase. Royalties at a rate of 5% are due by the selling party to the other party. Each party retains the proprietary rights to the technologies it has developed. The term of this agreement is for a period of 5 years, subject to certain early termination provisions.

  Following the dissolution of Diatech Inc. effective as of December 31, 1998, Savyon and Diatech Inc. agreed that, effective as of January 1, 1999 and subject to the approval of the BIRD-F (which approval has been obtained), Diatech Inc.'s role under the Savyon Diatech Inc. Agreement would be undertaken by Cygnus Technologies Inc. ("Cygnus"). Cygnus is a ~~US~~ U.S. corporation engaged in the research and development, manufacturing and marketing of various diagnostic test kits and is wholly owned by Mr. Ken Hoffman ("Hoffman"), previously an officer of and later a consultant to Diatech Inc., who in such capacity acted as the manager of the Piezoelectric biosensor project for Diatech Inc. since its inception.

  Pursuant to an agreement from February 2000 between Savyon, Cygnus and Mr. Hoffman, Savyon undertook to incorporate an Israeli company and to assign thereto the ownership of all trade secrets, know-how and other proprietary information resulting from the development of the biosensor diagnostic test device based upon Savyon's exclusively licensed patented piezoelectric technology, and the rights with respect to the commercialization of the resulting diagnostic kits.

  According to the agreement, Cygnus will be entitled to receive shares representing 8% of the aforementioned company's issued and outstanding share capital, a further 1% of such capital per each $7,000 expended by Cygnus on the development project until the date of incorporation of the company, and to be further assigned by Savyon shares of the aforementioned company representing units of 1% of its issued share capital upon the same terms referred to above (up to a maximum shareholding of 25% in the aggregate), subject to certain additional conditions.

  In consideration of Savyon's undertakings under the agreement, Cygnus agreed and undertook to be responsible for the completion of the development project entirely at its own expense, including the identification and evaluation of potential suppliers of essential components and the searching of investors or strategic partners for the project. The agreement further provides for certain restrictions on disposal by Cygnus or Hoffman of their shares in such company, including a right of first refusal for Savyon. The agreement further contains certain mutually applicable confidentiality undertakings and non-competition covenants by Cygnus and Hoffman. Such agreement supersedes any prior agreement between the parties relating to the subject matter thereof. Effective as of December 1, 2000, Savyon and the Company signed an assignment and transfer agreement whereby Savyon assigned and transferred any remaining rights and obligations related to Piezoelectric biosensors to the Company in consideration for the expenses incurred by Savyon from the time of establishing the project, and the Company assumed as of the effective date of the assignment all debts, undertakings and liabilities of Savyon related to Piezoelectric biosensors.

  The Company has directly undertaken the commitments deriving from the Piezo project. The project has currently been suspended and the Company is seeking a US-based strategic partner with whom it may continue such project. There can be no assurance that the Company will secure such arrangement, nor as to the terms thereof, if any. Meanwhile, the incorporation of an Israeli company pursuant to the agreement of February 2000 between Savyon, Cygnus and Mr. Hoffman has not been effected. If the Company fails to continue this project, it may be required to return a portion of grants received from BIRD-F in respect of this project.

  Oxoid Prepared Culture Media Agreement: Pursuant to an agreement dated April 4, 1997 between Savyon, its then 51% owned subsidiary Savyon Yaron, Yaron Chemicals Ltd. and Oxoid limited, Oxoid granted Savyon-Yaron an exclusive license to use certain Oxoid know-how and proprietary rights to manufacture and market certain Prepared Culture Media products in Israel. For such purpose, Savyon Yaron is entitled to sub-contract the Company's manufacturing services. Oxoid is entitled to royalties on sales of such products, on a per unit basis, with minimum annual royalties at a rate of GBP 20,000, subject to certain increases, such royalties being subject to an initial grace period during which they accrue but are not payable. The Company effected payment of only GBP 10,000 in such minimum royalties in respect of 1997, and has not effected any further payments of annual minimum royalties. The agreement continues unless terminated by either party upon 12 months' notice at any time after the tenth month anniversary of commencement of commercial manufacturing of these products, subject to early termination provisions upon certain circumstances. The Company commenced manufacturing of these products for a short period in December 1997, but sales have to date not been effected.

  Hadasit Agreement: In February 1999, the Company entered into an agreement with Hadasit Medical Research Services & Development Ltd. ("Hadasit"), a company engaged in the commercial exploitation of scientific developments of the Hadassah Medical Organization, Dr. Ofer Markman (a Company employee) and Mr. Ilan Paleyov (both hereinafter referred to as the "Inventors"), pursuant to which the Company undertook to perform research based on certain information relating to the development of multiple antigen/antibody serology detection system ("MASDA"). On June 5, 2000, the agreement was terminated upon consent of the parties thereto.

  CHEMAG Consortium: Savyon is a member of a consortium ("CHEMAG Consortium") engaged in a research and development project into "novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment" ("CHEMAG Project"). The CHEMAG Consortium is funded by the EU's 5th Framework Program (FP5) with a total budget of Euro 4.9 million expendable over a three-year period. The CHEMAG Project commenced in September 2001.

  The partners in the CHEMAG Consortium are Professor Ian Bruce of Greenwich ~~Univesity~~ University (UK), Professor Jean-Paul Lellouche of Bar-Ilan University (Israel), Istituto Zooprofilattico Sperimentale dell'Umbria e delle Marche (Italy), Nexttec GmbH (Germany), Proligo GmbH (Germany), Tecna SrL (Italy) and Savyon. The work plan covers three overlapping areas of materials science and materials chemistry: paramagnetic nano-particles, surface activation chemistries and novel phosphoramidites for DNA/RNA modification.

  Savyon's work program covers (i) the development of Real-Time Quantitative PCR (RT-QPCR) for the detection of genetic or pathogenic diseases; (ii) improvements of existing SNP detection technologies using magnetic nano-particles; and (iii) the use of magnetic nano-particles for the isolation of target DNA fragments. Savyon's budget for this program over the three-year period of the CHEMAG Project is Euro 930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding Euro 465,125. An advance payment of Euro 186,000 was made to Savyon in October 2001.

  ProChon Agreement: in February 2002, Savyon entered into a collaboration agreement with ProChon Biotech Ltd. ("ProChon") for the development and commercialization of a genetic kit for the diagnosis of mutations associated with forms of bladder cancer. These mutations, prevalent in inherited skeletal disorders, have been linked to tumor progression and prognosis in several types of cancer, including bladder carcinoma, cervical and colorectal carcinomas and multiple myeloma.

  The agreement provides for a three-month feasibility and kit development stage, which may be extended by mutual agreement between the parties. During this time, Savyon is responsible for designing a prototype kit, using its own ProntoÔ technology as well as know-how, clinical material and samples to be furnished by ProChon. ProChon will conduct comparative testing of samples, using other genetic screening techniques as well as the prototype, and will then be responsible for the clinical evaluation of the kit. Savyon received $5,000 from ProChon following the start of the feasibility and kit development work. It will subsequently receive $10,000 upon successful completion of that work in accordance with defined specifications and a further $5,000 upon delivering kits for clinical evaluation. Otherwise, the parties are responsible for their own costs and expenses at this initial stage.

  In the event of the successful completion of the feasibility and kit development stage, the parties have undertaken within 60 days thereof to enter into a definitive agreement consistent with provisions outlined in the collaboration agreement. Savyon is to grant ProChon an exclusive license for the use of the ProntoÔ technology in the worldwide commercialization of the relevant kits, in return for which ProChon is to pay Savyon 5% royalties on net sales of such kits by ProChon or its affiliates to independent third parties and also to observe annually negotiated minimum purchase obligations. ProChon will be entitled to sub-license its rights upon terms consistent with those of its own license, but only after it has first negotiated the compensation to be paid to Savyon (it being prescribed that any royalties to be paid to Savyon are not to exceed 4% of any sub-licensee's net sales of the kits). Savyon will be responsible for the manufacture and supply of the kits on the basis of a mutually defined schedule of transfer prices (such prices to be adjusted as and when ProChon's orders for kits exceed a level of 5,000 units per annum). Savyon will be entitled to an additional payment of $3,000 whenever it is requested by ProChon to adapt the kit format to a specific mutation in a particular population or country (and, should such adaptation necessitate the recalibration of the kit, Savyon's direct costs are also to be negotiated). ProChon is to be required to launch each particular kit within 90 days of the start of manufacture by Savyon, and neither to source such kit from any other producer, nor to engage in competitive activities. Should Savyon at any time become unable (for a period of time to be defined) to manufacture and supply the kits in a timely manner in the required quantities, then, subject to ProChon's existing royalty obligations, Savyon will be obliged to disclose the production technology to ProChon pursuant to a manufacturing license.

  Moreover, the definitive agreement will contain mutual confidentiality obligations, and will also define the respective obligations of the parties in relation to the obtaining and maintenance of patent protection, as well as to any third party claims alleging patent infringement by the kits. With respect to the ownership of intellectual property, data and results relating to the kits will belong solely to ProChon, while data and results relating to the ProntoÔ technology will belong solely to Savyon; otherwise, any discovery or invention made by one party alone will belong solely to that party, while common developments will be jointly owned by both parties. Savyon will provide a customary product warranty for the kits manufactured by it, while ProChon will indemnify Savyon against product liability claims, except to the extent that any of the same are attributable to the manufacture of the kits or other negligence or wrongful action or inaction on Savyon's part. Subject to early termination for material breach (having not been remedied by the party in default within 90 days or, in the case of a financial breach, 30 days of receipt of written notice from the other party), the definitive agreement is to continue for so long as ProChon exercises its license, whether directly or through its affiliates or sub-licensees.

  Healthcare, Savyon and Glycodata

  Agreement with Dr. Ofer Markman: the Company entered into an employment agreement with Dr. Ofer Markman dated May 10, 1998 pursuant to which Dr. Markman was appointed as head of research and development for the Company's glycobiology projects. In addition to general employment terms and conditions, the agreement also addressed Dr. Markman's ownership rights in and to the MASDA and glycomolecules sequencing projects. The agreement also provided for the transfer of Dr. Markman's rights in and to the glycomolecules sequencing project (the "Glycobiology project") to the Company in certain circumstances. Further to such agreement, the Company and Dr. Markman transferred the Glycobiology project and all of their respective activities, rights, assets and/or obligations relating thereto to Glycodata, then a newly incorporated 98% owned subsidiary, the remaining 2% being held by Dr. Markman. In the framework of such transfer, Dr. Markman became entitled to an additional 3% of Glycodata's issued share capital (subject to a three year vesting schedule commencing June 2001) in consideration for the transfer of his rights, such 5% holding being calculated from the date of the founding of Glycodata and subject to dilution in the event of additional investments, and Glycodata and Dr. Markman undertook to enter into an employment agreement under terms and conditions similar to those of the employment agreement by and between Savyon and Dr. Markman dated May 10, 1998.

  Glycodata Assignment Agreement: In February 2000, the Company, Savyon, Glycodata and Dr. Ofer Markman executed an agreement under which Savyon and Dr. Markman sold and assigned to Glycodata, with effect as of January 1, 2000, all of their rights and obligations in respect of Savyon's assets pertaining to its research and development activities in the area of glycomolecule analysis (the "Project"), as well as such parties' accounts receivable, contracts, equipment, technology and intellectual property relating to the Project. Under the agreement, Glycodata and Dr. Markman further undertook to enter into an employment agreement under terms and conditions similar to those of the employment agreement by and between Savyon and Dr. Markman dated May 10, 1998, but changing Dr. Markman's ownership rights. In consideration for all rights, assets and obligations transferred and assigned to Glycodata pursuant to the agreement, Healthcare undertook to pay Savyon all of the latter's net expenses on the Project. In addition, as full and final consideration for the transaction contemplated in the agreement, the agreement provided that Dr. Ofer Markman would receive an aggregate of 5% of Glycodata's issued share capital on the date of the agreement, 2% already issued to Dr. Markman and an additional 3% subject to a three year vesting schedule commencing June 2000.

  Glycodata Series A Investment: In September 2000, Glycodata signed a share purchase agreement with Koor Corporate Venture Capital I.P. ("Koor") and Israel Discount Capital Markets and Investments Ltd. ("Discount"). Pursuant to such agreement, Koor and Discount undertook, except in certain circumstances, to purchase convertible debentures of Glycodata for $3,000,000 no later than September 10, 2001. According to an agreement subsequently signed in September 2001, both Koor and Discount (collectively, the "Series A Investors") invested a sum amounting to $2,000,000 in convertible debentures. The latter investment was made in four installments and completed in March 2002.

  Glycodata Series B Investment: effective April 29, 2002, certain new investors (the "Series B Investors") have contributed $13.05 million of new financing to the Glycodata business. In addition, $1.25 million of the existing loans from the Series A Investors have been converted to equity (at a conversion price representing a 20% discount from the price per share in the Series B round), while $0.75 million of the new investment has been exployed to clear the balance of Koor's loan.

  Prior to such new investment, Glycodata reorganized its corporate structure by forming a new parent company registered in England, Procognia Ltd. ("Procognia"), pursuant to an agreement whereby all the existing shareholders of Glycodata undertook to transfer to Procognia their entire shareholdings in Glycodata in consideration of the issue to them of equivalent shareholdings in Procognia, so that the shareholdings in Procognia immediately following the reorganization would mirror the shareholdings in Glycodata immediately prior to such transaction. In connection with this exercise, an application has been made to the Israeli tax authorities on behalf of Healthcare and another existing Glycodata shareholder (the "Deferring Shareholders") for a ruling to the effect that either (i) the transfer of Glycodata shares to Procognia in each case will not be subject to tax, or (ii) tax will not be applied until the equivalent Procognia shares come to be sold. The transaction is consequently being conducted in two stages: in respect of all other Glycodata shareholders, it was effected on April 29, 2002, but the Deferring Shareholders have been granted 90 days from that date in which to complete the matter, having first provided security for their due completion within that period by depositing their Glycodata share certificates and executed share transfer deeds and voting proxies with respect thereto in favour of Procognia with an escrow agent. Upon completion of the transaction, the Deferring Shareholders will hold ordinary shares in Procognia, whereas the Series A Investors and the Series B Investors (collectively, the "Investors") will hold preferred shares carrying certain dividend and liquidation preferences and veto rights. After taking account of a new Employee Share Option Scheme and certain anti-dilution provisions existing in favour of the Series A Investors, Healthcare's 59% holding in Glycodata prior to the transaction will have been reduced to one of 14.4% in Procognia upon its completion (all on a fully diluted basis).

  Other provisions of the transaction affecting the Company include the following:-

  A majority of the holders of the ordinary shares in Procognia (i.e. Healthcare) will be entitled to appoint one of the seven members of its board of directors, provided that at least 12.5% of Procognia's issued share capital (excluding any shares in issue pursuant to Employee Share Option Schemes) is represented.

  For so long as they each hold at least 5% of Procognia's issued capital, the preferred shareholders and also Healthcare will enjoy rights of pre-emption on a pro rata basis in relation to new issues of Procognia shares.

  Healthcare will have the same rights of first refusal on the sale by other ordinary shareholders as will the preferred shareholders (but with inferior rights on the sale of preferred shares).

  Healthcare also receives the same tag-along (co-sale) rights as the preferred shareholders.

  Procognia's Articles of Association provide that, if the holders of 75% of the issued capital resolve to sell their shares, they can require the remaining shareholders also to sell.

  In the event of an initial public offering (IPO) of Procognia's shares in the United States, Healthcare will be entitled to certain piggy-back and shelf registration rights.

  So long as Healthcare holds at least 5% of Procognia's issued capital, it will share certain rights to receive information about the Company with the preferred shareholders.

  However, only the preferred shareholders enjoy certain rights of veto with respect to the company's decision-making.

  Under the terms of the transaction, Healthcare has given certain representations and warranties to the Investors, pursuant to which Healthcare's maximum liability for indemnification in the event of breach (except in case of fraud or like circumstances) is $1 million, plus costs of recovery.

  To the extent that liabilities as at April 9, 2002 that would be included on a balance sheet drawn up as at that date prepared on April 12, 2002 under ~~US~~ U.S. GAAP rules are in excess of "Company Payables" (as defined in the transaction documents), Healthcare is obliged to indemnify the Company in full and on demand in respect of such excess amount, provided that the total liability of Healthcare pursuant to this indemnity shall not exceed $1 million, plus costs of recovery, and that Healthcare shall only be obliged to pay such excess when it amounts to more than $20,000, but in that case, subject always to the overall limit of $1 million, the whole excess amount (and not merely the part of it which is over and above the $20,000 threshold) shall be payable.

  Glycodata - IBM Agreement: Glycodata has been assigned Healthcare's rights and obligations pursuant to a licensing and co-operation agreement entered into in October, 2000 with IBM Israel - Science and Technology Ltd. in Haifa, Israel, for the development and use of certain software. Pursuant to the agreement, IBM owns such software and granted the Company a worldwide, royalty bearing non-exclusive license to use the same under the terms of such agreement. Under such agreement, IBM is entitled to fees of $50,000 and 8-10% of gross revenues from services using such software, subject to minimum fees of $65,000 during an initial 30 month period. The agreement is for a period of 10 years, subject to earlier termination available to both parties upon certain circumstances. Healthcare guaranteed all of Glycodata's obligations pursuant to this agreement, but it is now intended to seek the release of Healthcare from that obligation. Through December 31, 2000, IBM was entitled to approximately $10,000 in fees from the Company with respect to this agreement, which amount has been paid in full

  Danyel

  Danyel Agreement: Danyel is an 80% owned subsidiary of the Company, the remaining 20% being owned by Mr. Luly Gurevich, who also provides general management services to Danyel through a consultancy company under his full control. The agreement provides Mr. Gurevich with certain rights to require Healthcare to acquire his shareholdings in Danyel upon termination of his office as General Manager. The agreement further provides the parties with the right to appoint a certain number of members to Danyel's board of directors (to consist of up to 5 members, of which one shall be Mr. Gurevich). In terms of the agreement, Mr. Gurevich was formally appointed as Danyel's first General Manager as of January 1999. The Company acknowledges Mr. Gurevich's entitlement to specific terms of an employment agreement as of January 1, 1997 (see below). The agreement also provides Mr. Gurevich with veto rights relating to certain matters as well as requiring a special majority for the approval of certain others. The agreement provides for distribution of annual dividends at a rate of up to 50% of profits, subject to certain conditions. The agreement imposes certain restrictions on transfer and disposal of shares by the parties, including rights of first refusal and certain tag along rights.

  The agreement further provides for certain confidentiality and non-competition provisions. The agreement is to continue in effect for so long as the Company and its affiliates shall together hold at least 50% of Danyel's issued share capital and Mr. Gurevich shall continue to be a shareholder, with certain of the rights terminating upon a certain decrease in either party's shareholdings

  Mr. Gurevich's employment agreement (later replaced by a services agreement) includes, in addition to fixed salary and customary social benefits, entitlement to options to purchase Company shares, as well as to receive 3% of Danyel's annual profits. The agreement is for a period of five years commencing October 1998, terminable earlier by the Company in the event of failure to meet performance targets, as well as upon certain circumstances of breach of fiduciary duties, bankruptcy etc., and terminable by Mr. Gurevich upon 6 months' notice.

  The provisions of this agreement have been approved by the Company's board of directors and audit committee in June 1999, subject to the condition precedent that such agreement be amended to include a provision (inadvertently omitted) whereby, in the event of a transfer of shares of Danyel by one shareholder to a company under his control (the "Controlled Company"), the change of control in the Controlled Company would trigger the right of first refusal and tag-along provisions of the agreement in respect of the shares of Danyel then held by the Controlled Company. Pursuant to an amendment to this agreement entered into in 2001, Healthcare and Mr. Gurevich agreed that the transfer of Mr. Gurevich's voting power in his Controlled Company below the minimum of 51% or to any person or corporate body other than his family members shall be considered a transfer of shares in Danyel for the provisions of the original agreement and is forbidden.

  Pursuant to an agreement between Mr. Luly Gurevich, Healthcare and Gamida-Gen Marketing (previously Gamidor Ltd.), Gamida-Gen Marketing shall be entitled to 15% of Danyel's annual sales turnover, in consideration for marketing and logistics services provided to Danyel, for a period of 4 years commencing January 1999. According to the agreement, in the event of a significant decline in the gross profit margin of Danyel, which is the result of losing agencies, GamidaGen Marketing will favorably review the ~~abovementioned~~ above-mentioned percentage.

  D. Exchange Controls

  Non-residents of Israel who purchase ordinary shares of the Company outside of Israel will be able to receive dividends, if such be declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, which will be freely repatriable in certain non-Israeli currencies (including Dollars) at the rate of exchange prevailing at the time of conversion, pursuant to a general permit issued by the Controller of Foreign Currency at the Bank of Israel (the "Controller") under the Currency Control Law, 1978, as amended in May 1998, provided that Israeli income tax has been paid on such amounts by the holders of such ordinary shares.

  Furthermore, investments and certain other transactions outside Israel by the Company have in the past required specific approval from the Controller. Israeli residents, including corporations, have in the past also not been able to purchase securities outside Israel unless the securities met the requirements set forth in a general permit issued by the Controller under the Currency Control Law. Pursuant to a general permit issued by the Controller in May 1998, certain approvals and permits previously required by or from the Bank of Israel for investments and certain transactions in foreign currency are no longer required.

  Neither the Memorandum of Association nor Articles of Association of the Company nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

  E. Taxation

  General Corporate Tax Structure

  Effective January 1, 1996 and thereafter, Israeli companies are generally subject to Company Tax at a rate of 36% of taxable income. The effective rate payable by a company in respect of income derived from an "Approved Enterprise" (as further discussed below) may be considerably less.

  Capital Gains Tax

  Israeli law imposes a Capital Gains Tax on the sale of certain securities and other capital assets. Israeli Capital Gains Tax applies to non-residents of Israel when the gain is derived from the sale of an asset located in Israel or of an asset located outside of Israel which constitutes a right, directly or indirectly, to an asset located in Israel. The law distinguishes between a "Real Gain" and an "Inflationary Amount". Real Gain is the excess of the total capital gain over the Inflationary Amount, computed on the basis of the increase in the Israeli consumer price index (CPI) (or, at the election of a non-resident of Israel, the Israeli currency devaluation in relation to the foreign currency with which the shares were purchased) between the date of purchase and the date of sale. The Inflationary Amount accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency in which the asset was purchased instead of the CPI), while the Inflationary Amount accumulated from and after December 31, 1993 is exempt from any capital gains tax. Real Gain is added to ordinary income which is taxed at the applicable ordinary rates for individuals and 36% for corporations. There is currently an exemption from Israeli Capital Gains Tax for the sale of shares of an "Industrial Company" or an "Industrial Holding Company", as such terms are defined under Israeli law, which are listed for trade on a stock exchange or traded Over-The-Counter. To the extent the Company qualifies as an Industrial Company or as an Industrial Holding Company, the ~~abovementioned~~ above-mentioned exemption, while applicable, will apply to the sale of its shares under certain circumstances. The Company currently does not expect to qualify as an Industrial Company or as an Industrial Holding Company.

  Taxation of Non-Residents

  Non-residents of Israel are subject to a graduated income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source (subject to international treaties between Israel and other countries). Dividends distributed from taxable income accrued during the benefit period of an Approved Enterprise and attributable to programs designated as such are taxable at the rate of 15%.

  For this provision to apply, the dividends must be paid within the seven-year benefit period or within a further twelve-year period thereafter, unless such dividends are distributed from income of a Foreign Investors' Company, in which case the period is unlimited. Residents of the United States generally will have withholding tax in Israel deducted at source.

  Under the Israel-US treaty relating to relief from double taxation (the "Treaty"), the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded thereunder (a "Treaty ~~US~~ U.S. Resident") is 25%. Dividends derived from income of an Israeli Company from an Approved Enterprise will generally be subject to a 15% withholding tax. Pursuant to the Treaty, subject to certain conditions, a Treaty ~~US~~ U.S. Resident will not be subject to Israeli Capital Gains Tax on sale, exchange or disposition of Shares (unless he holds, directly or indirectly, 10% of the voting power of the Company during any part of the 12 month period preceding such transaction) if, subject to Israeli Capital Gains tax, such Treaty ~~US~~ U.S. Resident would be permitted under the Treaty to claim a credit for such taxes against the ~~US~~ U.S. income tax imposed with respect to such sale, exchange or disposition, subject to certain limitations.

  Effective Corporate Tax Rate

  Savyon is a mixed enterprise - in part qualifying as an "Approved Enterprise" under the Law for the Encouragement of Capital Investments, 5719-1959, as amended (the "Investment Law"). Savyon is currently the subject of an assessment of the percentage of enterprise that is "approved" as opposed to the percentage "unapproved" under the Investment Law. The Investment Law provides that capital investments in production facilities (or other eligible facilities) may, upon application to the Israel Investment Center, be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources and its physical characteristics, i.e. the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable profits attributable to the specific program.

  The principal tax benefits under the Investment Law include: (i) reduced Company Tax rates (25% or less, depending on the percentage of foreign investment in the Company's share capital, until a tax rate of 10%, rather than the prevailing Company Tax rate, or, in a "mixed enterprise", a weighted combination of the various applicable rates) for a period of seven to ten years commencing with the year in which the Approved Enterprise first generated taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier); (ii) certain government grants, or, at the company's election to forgo such grants, an alternative package of tax benefits (the "Alternative Package") in which the company's undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years generally (depending on geographic location), and eligibility for other benefits under the Investment Law for the remainder of the Benefits Period; (iii) reduced tax rates on dividends (generally 15%), derived from income of an Approved Enterprise during the Benefits Period, if paid during the Benefits Period or at any time during twelve years thereafter (and in the case of dividends distributed from income of a Foreign Investors' Company, such period is unlimited); and (iv) charging accelerated depreciation in respect of machinery and equipment used by the Approved Enterprise.

  Incentives received by a company in accordance with the Investment Law remain subject to final ratification by the Israel Investment Center, such ratification being conditional upon fulfillment of all terms of the approved program. Failure to comply with all such terms may require the return of such grants and incentives (inclusive of interest as of the date of the grant).

  Savyon's production facilities in Ashdod are being assessed as a hybrid enterprise, with in part "Approved Enterprise" status under the Investment Law, entitling Savyon to a tax exemption period of two years. Savyon has elected to enjoy the "Alternative Package" discussed above, but has not yet fully benefited from such status, since it has not yet generated taxable income. A final investment report was filed by Savyon with the Israel Investment Center during May 1999. Savyon received approval for the investments it had made until 1995 and submitted a request in 2001 for the approval of further investments made since.

  F. Dividends and Paying Agent

  Not Applicable

  G. Statements by Experts

  Not Applicable

  H. Documents on Display

  Copies of the documents that the Company has filed or incorporated by reference as exhibits in this Annual Report may be inspected at the public reference facilities of the Securities and Exchange Commission at 450 Fifth Street, N.W. Washington D.C., 20549.

  I. Subsidiary Information

  Not Applicable.

  Item 11. Quantitative and Qualitative Disclosure About Market Risk

  The following discussion about the Company's market risk disclosures involves forward-looking statements. Actual results could differ materially from those discussed in the forward-looking statements. Market risk to the Company represents risks related to changes in the value of a financial instrument caused by fluctuations of interest rates (on carrying interest assets and liabilities), foreign currency exchange rates (on non-~~US dollar~~ U.S. Dollar denominated assets and liabilities) and inflation and devaluation.

  Interest Rate Risk

  At December 31, 2001, the Company had long-term loans payable carrying fluctuating interest rates in the amount of approximately $2.1 million (including current maturities). Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% increase in the year-end interest rate. Assuming such increase in the interest rate, the fair value of the Company's long-term loans would increase by approximately $8,000.

  Foreign Currency Exchange Risk

  At December 31, 2001, the Company had non ~~US-dollar~~ U.S. Dollar denominated assets (i.e. cash and cash equivalents, trade receivables, etc.) in the amount of approximately $4.8 million and liabilities (i.e. short-term credit, trade payable, long term loans, etc.) in the amount of approximately $3.2 million. Market risk was estimated as the potential increase in fair value of net excess abovementioned liabilities over abovementioned assets resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of the Company's net excess non-~~US dollar~~ U.S. Dollar denominated liabilities over assets would increase by approximately $0.16 million.

  Item 12. Description of Securities other than Equity Securities.

  Not Applicable

  PART II

  Item 13. Defaults, Dividends, Arrearages and Delinquencies.

  Not Applicable

  Item 14. Material Modifications to the Rights of Security holders and Use of Proceeds

  Not Applicable

  Item 15. [Reserved]

  Item 16. [Reserved]

  PART III

  Item 17. FINANCIAL STATEMENTS

  Not applicable.

  Item 18. FINANCIAL STATEMENTS

  Attached. See Item 19(a).

  Item 19. FINANCIAL STATEMENTS AND EXHIBITS

  (a) Consolidated Financial Statements

  HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

  CONSOLIDATED FINANCIAL STATEMENTS

  AS OF DECEMBER 31, 2001

  IN U.S. DOLLARS

  INDEX

Page

Report of Independent Auditors	71

Consolidated Balance Sheets	72 - 73

Consolidated Statements of Operations	74

Statements of Changes in Shareholders' Equity	75

Consolidated Statements of Cash Flows	76 - 78

Notes to Consolidated Financial Statements	79 - 117

  - - - - - -

ERNST & YOUNG

  Kost Forer & Gabbay
  3 Aminadav St.
  Tel-Aviv 67067, Israel
  Phone: 972-3-6232525
  Fax: 972-3-5622555

  REPORT OF INDEPENDENT AUDITORS

  To the shareholders of

  HEALTHCARE TECHNOLOGIES LTD.

  We have audited the accompanying consolidated balance sheets of Healthcare Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed by the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States, (see Note 20 to the consolidated financial statements).

Tel-Aviv, Israel	KOST FORER & GABBAY
March 21, 2002	A Member of Ernst & Young Global

  Except for Note 19a and b as to which the dates are

  April 28, 2002 and May 13, 2002, respectively.

  CONSOLIDATED BALANCE SHEETS

  U.S. dollars in thousands

	December 31,
	2001	2000
ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note 3)	$ 1,177	$ 3,618
Restricted cash (Note 13.d.3)	86	-
Marketable securities	-	346
Trade receivables (net of allowance for doubtful accounts
of $ 57 and $ 44 as of December 31, 2001 and 2000, respectively)	4,468	4,375
Other accounts receivable and prepaid expenses (Note 4)	609	924
Inventories (Note 5)	1,795	1,587

Total current assets	8,135	10,850

LONG-TERM INVESTMENTS:
Investment in an affiliate	(* -	(* -
Minority interest in subsidiary's deficiency (Note 6)	-	55

Total long-term investments	-	55

PROPERTY AND EQUIPMENT, NET (Note 7)	2,691	3,105

OTHER ASSETS, NET (Note 8)
Goodwill, net	715	909
Other tangible assets, net	944	690

Total other assets	1,659	1,599

Total assets	$ 12,485	$ 15,609

  *) Represents an amount lower than $ 1.

  The accompanying notes are an integral part of the consolidated financial statements.

  CONSOLIDATED BALANCE SHEETS

  U.S. dollars in thousands (except share data)

	December 31,
	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 9)	$ 392	$ 833
Current maturities of long-term bank loans (Note 11)	768	1,004
Trade payables	3,953	3,373
Deferred capital gain (Note 1d)	-	903
Other accounts payable and accrued expenses (Note 10)	2,367	1,916

Total current liabilities	7,480	8,029

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (Note 11)	326	525
Convertible debentures, net (Note 12)	600	-
Accrued severance pay, net	300	145

Total long-term liabilities	1,226	670

MINORITY INTEREST IN A SUBSIDIARY	-	555

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS' EQUITY (Note 14):
Share capital:
Ordinary shares of NIS 0.04 par value - Authorized: 40,000,000 at December 31, 2001 and 2000; Issued and outstanding: 7,643,727 and 4,643,727 at December 31, 2001 and 2000, respectively	99	71
Additional paid in capital	16,240	15,715
Cumulative foreign currency translation adjustments	(91)	25
Accumulated deficit	(12,469)	(9,456)

Total shareholders' equity	3,779	6,355

	$ 12,485	$ 15,609

  The accompanying notes are an integral part of the consolidated financial statements.

  CONSOLIDATED STATEMENTS OF OPERATIONS

  U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2001	2000	1999

Sales (Note 17)	$ 16,013	$ 15,456	$ 16,583
Cost of sales	9,984	10,006	10,286

Gross profit	6,029	5,450	6,297

Research and development costs, net (Note 16a)	3,164	1,408	855
Selling and marketing expenses	3,167	2,755	3,300
General and administrative expenses	3,966	2,669	2,268
Amortization of goodwill	246	196	196

	10,543	7,028	6,619

Operating loss	(4,514)	(1,578)	(322)
Financial income (expenses), net (Note 16b)	(311)	129	156
Other income, net (Note 16c)	896	754	36

	(3,929)	(695)	(130)
Minority interest in losses (earnings) of subsidiaries	916	204	(61)

Net loss	$ (3,013)	$ (491)	$ (191)

Basic and diluted net loss per NIS 1 par value of shares (in U.S. dollars)	$ (12.6)	$ (2.64)	$ (1.03)

Weighted average number of shares used in computing basic
and diluted net loss per NIS 1 par value of shares (in thousands)	5,977	4,644	4,627

  The accompanying notes are an integral part of the consolidated financial statements.

  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

  U.S. dollars in thousands

	Number of shares	Share capital	Additional paid-in capital	Cumulative foreign currency translation adjustments	Accumulated deficit	Receivables on account of shares	Total shareholders' equity
	(In thousands)

Balance at January 1, 1999	4,604	$ 71	$ 15,722	$ (7)	$ (8,774)	$ (7)	$ 7,005
Additional issuance of shares to a controlling shareholder, net	40	(*-	(* -	-	-	-	(*-
Expiration of receivables on account of shares	-	-	(7)	-	-	7	-
Foreign currency translation adjustments	-	-	-	(4)	-	-	(4)
Net loss	-	-	-	-	(191)	-	(191)

Balance at December 31, 1999	4,644	71	15,715	(11)	(8,965)	-	6,810
Foreign currency translation adjustments	-	-	-	36	-	-	36
Net loss	-	-	-	-	(491)	-	(491)

Balance at December 31, 2000	4,644	71	15,715	25	(9,456)	-	6,355
Issuance of shares, net	2,000	18	1,534	-	-	-	1,552
Issuance of shares in respect of the acquisition of Gamida Gen	1,000	10	740	-	-	-	750
Capital surplus in respect of a transaction between the Company and a controlling shareholder, in respect of the acquisition of Gamida Gen	-	-	(1,749)	-	-	-	(1,749)
Foreign currency translation adjustments	-	-	-	(116)	-	-	(116)
Net loss	-	-	-	-	(3,013)	-	(3,013)

Balance at December 31, 2001	7,644	$ 99	$ 16,240	$ (91)	$ (12,469)	$ -	$ 3,779

  *) Represents an amount lower than $ 1.

  The accompanying notes are an integral part of the consolidated financial statements.

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  U.S. dollars in thousands

	Year ended December 31,
	2001	2000	1999

Cash flows from operating activities:
Net loss	$ (3,013)	$ (491)	$ (191)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities (a)	40	801	1,048

Net cash provided by (used in) operating activities	(2,973)	310	857

Cash flows from investing activities:
Proceeds from sale of property and equipment	126	486	167
Purchase of property and equipment	(834)	(989)	(1,448)
Investment in other assets	-	(131)	(326)
Proceeds from sale of production line	-	-	720
Collection of loans to a related party	-	-	180
Collection of long-term receivables	-	-	254
Marketable securities, net	346	(337)	-
Restricted cash	(86)	-	-

Net cash used in investing activities	(448)	(971)	(453)

Cash flows from financing activities:
Short-term bank credit, net	(1,200)	592	(492)
Proceeds from long-term bank loans	463	617	758
Principal payment of long-term bank loans	(795)	(544)	(** (454)
Principal payment of convertible debentures	-	-	(** (150)
Proceeds from issuance of shares, net	1,552	-	(* -
Proceeds from issuance of shares in a subsidiary, net	-	2,470	-
Proceeds from issuance of debentures in subsidiary	1,000	-	-

Net cash provided by (used in) financing activities	1,020	3,135	(338)

Effect of exchange rate changes on cash and cash equivalents	(40)	15	(4)

Increase (decrease) in cash and cash equivalents	(2,441)	2,489	62
Cash and cash equivalents at the beginning of the year	3,618	1,129	1,067

Cash and cash equivalents at the end of the year	$ 1,177	$ 3,618	$ 1,129

  *) Represents an amount lower than $ 1.

  **) Reclassified.

  The accompanying notes are an integral part of the consolidated financial statements.

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  U.S. dollars in thousands
		Year ended December 31,
		2001	2000	1999

(a)	Adjustments to reconcile net loss to net cash provided by (used in) operating activities:

	Depreciation and amortization	1,426	1,451	1,128
	Erosion of long-term investments and loans, net	5	39	(138)
	Capital loss on sale of property and equipment	7	51	8
	Minority interest in earnings (losses) of subsidiaries	(916)	(204)	61
	Accrued interest on convertible debentures	16	-	-
	Accrued severance pay, net	149	(58)	33
	Gain from prepayment of long-term receivables	-	-	(44)
	Gain on marketable securities	-	(9)	-
	Gain from issuance of shares in subsidiary	(903)	(805)	-
	Decrease (increase) in trade receivables	(351)	531	(455)
	Decrease (increase) in other accounts receivable
	and prepaid expenses	47	(301)	104
	Decrease (increase) in inventories	(266)	445	314
	Increase (decrease) in trade payables	245	(306)	(112)
	Increase (decrease) in other accounts payable and accrued expenses	581	(33)	149

		$ 40	$ 801	$ 1,048

	Supplemental disclosure of cash flows activities:
	Cash paid during the year for:
	Interest	$ 160	$ 28	$ 43

(b)	Significant non-cash activities:

	Transfer of machinery from inventory to property and equipment	$ -	$ -	$ 106

	Purchase of property and equipment against trade payables	$ -	$ -	$ 51

  The accompanying notes are an integral part of the consolidated financial statements.

  CONSOLIDATED STATEMENTS OF CASH FLOWS

  U.S. dollars in thousands

		Year ended December 31,
		2001	2000	1999

(c)	Investment in a newly-consolidated subsidiary:
	Assets and liabilities acquired:

	Working capital, net (excluding cash and cash equivalents)	$ (1,508)	$ -	$ -
	Property and equipment	22	-	-
	Technology	493	-	-
	Accrued severance pay, net	(6)	-	-
	Capital surplus in respect of transaction with a controlling shareholder	1,749	-	-
	Issuance of shares in consideration for the purchase	(750)	-	-

		$ -	$ -	$ -

  The accompanying notes are an integral part of the consolidated financial statements.

  NOTE 1:- BUSINESS AND ORGANIZATION

  a. General:

  Healthcare Technologies Ltd. ("the Company"), an Israeli corporation and its subsidiaries (collectively, "the Group"), is engaged in the development, manufacturing and marketing of medical diagnostic kits. The Group's major sales market is the domestic market. As for geographic markets and major customers, see Note 17.

  Savyon Diagnostics, a subsidiary, is engaged in the serology field, and manufactures sophisticated microplate-based enzyme immuno assays for detection of antibodies.

  Gamida Gen, a subsidiary, is an Israeli biotechnology company engaged in research, development and marketing of molecular biology-based gene screening tools for the detection of certain gene related disorders in humans. Savyon Diagonositics and Gamida Gen merged their operations as of December 31, 2001 and are currently awaiting approval of the merger by both the Israeli tax authorities and the Companies Registrar.

  The Company's subsidiaries, Danyel Biotech, Savyon-Yaron, Gamidor and Gamidor Diagnostic distribute medical diagnostic kits, reagents and chemicals for research, industrial and clinical uses.

  Glycodata, a subsidiary, is a research and development company that focuses on design of Glycobiology-based tools for drug discovery and development bioinformatics. In April 2002 Glycodata completed a private placement of $ 14,300, as a result of which the Company's ownership in Glycodata has been reduced to 17%.

  The Company's shares are traded on the National Association of Securities Dealers' Quotation System ("NASDAQ") in the United States.

  b. Concentration of risks that may have a significant impact on the Group are as follows:

  The Group currently buys certain products from a limited group of suppliers. Management believes that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results and financial position.

  c. Establishment of Danyel Biotech Ltd.:

  In January 1999, the Company established an 80% - owned subsidiary - Danyel Biotech Ltd. The remaining 20% are owned by L.C. Tech Ltd., a company held by the general manager of the subsidiary. According to the incorporation agreement, the general manager can require Healthcare to acquire his 20% under two circumstances:

  1. In the event that the General Manager cease his role by reason of death or incapability. In such event, the purchase price will be the fair market value as determined by a third party valuation study at the termination date.

  NOTE 1:- BUSINESS AND ORGANIZATION (Cont.)

  2. In the event of termination without cause. In such event, the purchase price will be 90% of the fair market value as determined by a third party valuation study at the termination date.

  d. Establishment of Glycodata Ltd.:

  In January 2000, the Company established a 98%-owned subsidiary, Glycodata Ltd. ("Glycodata"). The Company's Board of Directors has approved the transfer of the Company's activities, rights, assets and obligations in relation to the Glycobiology project, to Glycodata. In February 2000, Savyon Diagnostics (a subsidiary), Glycodata and an entrepreneur entered into an agreement, whereby Savyon and the entrepreneur sold and assigned to Glycodata, as of January 1, 2000, all of their rights and obligations pertaining to Savyon's assets with regard to its research and development activities in the area of glycomolecular analysis ("the Project"), as well as such party's accounts receivable, contracts, equipment, technology and intellectual property relating to the Project. In consideration for all rights, assets and obligations transferred and assigned to Glycodata, the Company undertook to pay Savyon all of its net expenses on the Project. In addition, the entrepreneur will receive an aggregate of 5% of Glycodata's shares, 2% of which have already been issued and the additional 3% are subject to a three-year vesting period, commencing June 2000.

  During the year 2000, Glycodata effected a private placement of its equity securities, raising an aggregate amount of $ 2,500, as a result of which the Company's holdings in the share capital of Glycodata decreased to approximately 70%. In addition, the investors undertook to purchase, except in certain circumstances, convertible debentures for an aggregate amount of
  $ 2,500 within a year (see Note 12 and 19a).

  The conversion of the debentures shall entitle the investors to additional shares.

  According to Statement No. 68 of the Institute of Certified Public Accountants in Israel, gain from issuance of the subsidiary's shares to a third party in a development stage company, is recorded as a deferred capital gain and amortized according to the highest of (i) a three-year period; (ii) the Company's interest in the subsidiary's losses.

  As a result of the placement, the Company recorded in 2000 a deferred capital gain in the amount of $ 1,708, of which $ 805 was charged to the statement of operations during 2000 and $ 903 was charged to the statements of operations during 2001.

  e. Sale of certain activities:

  In March 2000, a certain of Gamidor's non-core activities were transferred to Gamida Biochemicals Ltd., a subsidiary of Gamida for Life B.V., a principal shareholder of the Company, in consideration for $ 212 and a royalty payment on future sales of Gamida Biochemicals at the rate of 2.5% for a period of 5 years commencing October 2000.

  NOTE 1:- BUSINESS AND ORGANIZATION (Cont.)

  f. Acquisition of Gamida Gen Ltd.:

  On January 17, 2001, the Company acquired all the shares of Gamida Gen Ltd., in consideration for the issuance of 1,000,000 shares of the Company to the shareholders of Gamida Gen, of which 500,000 shares are held in escrow for a period of one year from the transaction date. During 2002 the shares were released from escrow. The acquisition cost amounted to $ 750Gamida for Life BV, a principal shareholder of the Company, was also the principal shareholder of Gamida Gen.

  As part of the acquisition the Company agreed, subject to certain conditions, which have not yet been materialized, to guarantee $ 275 of Gamida Gen's obligations to an Israeli bank.

  The Company transferred all Gamida Gen shares to its wholly-owned subsidiary, Savyon Diagnostic Ltd. ("Savyon").

  Savyon Diagnostics and Gamida Gen merged their operations as of December 31, 2001 and are currently awating approval of the merger by both the Israeli tax authorities and Companies Registrar.

  The operations of Gamida Gen are included in the consolidated financial statements from the date of acquisition.

  The transaction was accounted for by the purchase method of accounting. The allocation of the purchase price of the Gamida Gen acquisition is based on the fair value of assets acquired. The excess of the fair value of the shares issued over the carrying amount of the investment in the amount of $ 2,242, was recorded accordingly:

  1. The excess of the fair value of the shares issued to the controlling shareholder over the carrying amount of the investment, was charged to additional paid-in capital at the amount of $ 1,749.

  2. The excess of the investment in Gamida Gen which was acquired from the other shareholders over the equity upon acquisition, amounted to $493, was recorded as technology and is amortized over 3 years.

  NOTE 1:- BUSINESS AND ORGANIZATION (Cont.)

  The following represent the unaudited pro-forma results of operations for the year ended December 31, 2000, assuming that the acquisition occurred on January 1, 2000.

December 31,
2000

Sales	$ 15,692

Net loss	$ 1,033

Basic and diluted loss per NIS 1 par value of shares (in U.S. dollars)	$ 0.18

  g. Acquisition of Savyon Yaron's minority:

  Gamidor Diagnostics acquired on July 1, 2001 all the shares of Savyon Yaron held by the minority, in consideration for the waiver of the guarantee provided by the minority to Savyon Yaron in respect of its liabilities. Savyon Yaron ceased its operations in December 2001. The balance of the minority was recorded as an expense in 2001.

  h. Definitions:

The Company	-	Healthcare Technologies Ltd.

The Group	-	The Company and its subsidiaries

Subsidiaries	-	Companies whose accounts are consolidated with those of the Company.

Related parties	-

  As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel. The Group companies transact with companies which are related parties in the ordinary course of business. Such transactions have to be recorded separately. Balances and transactions with related parties are presented in Note 18.

Controlling shareholder	-	As defined in Israeli Securities Regulations (Presenting Transactions Between a Company and its Controlling Shareholder in Financial Statements), 1996.

  NOTE 1:- BUSINESS AND ORGANIZATION (Cont.)

Consumer Price Index	-	The Israeli Consumer Price Index ("CPI") published by the the central Bureau of Statistics

Affiliate	-	A company that is presented under the cost method.

  The following is a list of the subsidiaries and the affiliate:

	Percentage of control and ownership
Company	December 31,
	2001	2000
Savyon Diagnostics Ltd. ("Savyon") (6)	100%	100%
Danyel Biotech Ltd. ("Danyel") (3)	80%	80%
Gamida Gen Marketing (1979) Ltd. ("Gamidor")	100%	100%
Gamidor Diagnostics Ltd. (4)	100%	100%
Glycodata Ltd.	70.08%	70.08%
Savyon-Yaron Diagnostics Marketing Ltd. ("Savyon-Yaron") (2)	100%	51%
Gamida Gen (5)(6)	100%	-
Gamidor Diagnostics Limited ("Gamidor Diagnostics UK")	24%	24%
Diatech Diagnostics Inc. (formerly Immunotech Corporation) (incorporated in the United States) ("DDI") (1)	100%	100%
Diatech Diagnostics Ltd. ("Diatech") (1)	100%	100%

  (1) Inactive company, since December 1999.

  (2) Inactive company since December 2001.

  (3) The Company was established in 1999 together with a shareholder who acts as its manager.

  (4) A wholly-owned subsidiary of Gamidor Ltd.

  (5) A wholly-owned subsidiary of Savyon Diagnostics Ltd.

  (6) Merged to one company in December 31, 2001.

  NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

  These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States, as described in Note 20.

  a. Use of estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (cont.)

  b. Financial statements in U.S. dollars:

  Since the Company's shares are traded on the NASDAQ in the United States, the Company elected to adjust its financial statements according to the changes in the exchange rate of the U.S. dollar, in conformity with Section 29b to Statement No. 36 of the Institute of Certified Public Accountants in Israel. Thus, the functional and reporting currency of the Company is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured to U.S. dollar using the foreign exchange rate at balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in current operations.

  Certain subsidiaries of the Company, which operate independently of the Company, prepare their financial statements in a functional currency other than the U.S. dollar. The functional currency of these companies was determined based on their economic environment and on the currency in which the majority of their sales are made and costs are incurred. The financial statements of these companies, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars, in accordance with Interpretation 8 to Statement 36 of the Institute of Certified Public Accountants in Israel. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year.

  The resulting difference between the investment and the remeasurement of shareholders' equity, in respect of the said companies, and according to changes in the exchange rates of the different functional currencies, is carried to a separate item among the statement of changes in shareholders' equity, "Cumulative foreign currency translation adjustments".

  c. Principles of consolidation:

  The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

  d. Cash equivalents:

  The Group considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

  e. Restricted cash:

  The Company recorded a fixed charge on a short-term bank deposit, in order to secure a bank loan.

  NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (cont.)

  f. Marketable securities:

  Marketable securities invested for the short-term are presented at market value as of the balance sheet date. Changes in their value are reflected in the statement of operations as financial income or expenses in accordance with Opinion No. 44 of the Institute of Certified Public Accountants in Israel.

  g. Inventories:

  Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. In the years ended December 31, 2001, 2000 and 1999 the Group wrote-off slow-moving items in the amounts of $ 54, $ 165 and $ 0, respectively, which are included in cost of sales.

  Cost is determined as follows:

  - Raw materials and packaging materials - at average cost.

  - Finished goods (except purchased goods) - on the basis of computed manufacturing costs, which include raw materials, labor and direct and indirect manufacturing costs.

  h. Investment in an affiliate:

  The investment in an affiliate in which the Company owns 24% is presented at its cost, since the Company is not represented on the affiliate's board of directors, which is required according to Statement No. 68 of the Institute of Certified Public Accountants in Israel, in order to present the investment in the affiliate on the basis of the equity method of accounting.

  In February 2002, the shares were sold to a third party for approximately $ 13.

  i. Property and equipment:

  Property and equipment are stated at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

  Annual rates of depreciation are as follows:

%

Laboratory manufacturing and medical equipment	10 - 33 (mainly 20)
Office furniture and equipment	6 - 33 (mainly 6)
Motor vehicles	15
Leasehold improvements	Over the term of the lease

  NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

  The Group periodically assesses the recoverability of the carrying amount of property and equipment and provides for any possible impairment loss based upon the difference between the carrying amount and fair value of such assets. As of December 31, 2001, no impairment losses have been identified.

  j. Other assets:

  1. Goodwill represents the excess of investment in subsidiaries over their carrying value upon acquisition. Goodwill is amortized over a period of 10 years, using the straight-line method.

  2. Costs incurred for the registration of patents, trademarks and know-how are amortized at an annual rate of 10%. Grants received in respect thereof are deducted from costs.

  3. Distribution rights are amortized using the straight line method over the useful life, which is 3 years.

  4. Technology is amortized using the straight line method over the usful life, which is 3 years.

  The carrying value of goodwill, patents, trademarks, know-how and distribution rights is periodically reviewed by management, based on the expected future undiscounted operating cash flows over their remaining amortization period. If this review indicates that goodwill, patents, trademarks, know-how, distribution rights and technology will not be recoverable, their carrying value is reduced to estimated fair value.

  No impairments have been identified as of December 31, 2001.

  k. Convertible debentures of subsidiaries and affiliates:

  When exercise of convertible debentures of subsidiaries or affiliates is deemed probable and a loss in respect of this dilution will result in the parent company, a provision for this loss is recorded.

  l. Deferred income taxes:

  Deferred income taxes are computed in respect of temporary differences between the amounts included in these financial statements, and those to be considered for tax purposes.

  Deferred tax balances are computed at the tax rate that will be in effect when those taxes are released to the statement of operations.

  Taxes that would apply in the event of the realization of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's intention to hold these investments.

  NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

  Due to the Group's history of losses, management currently believes that it is more likely than not that the deferred tax regarding loss carryforwards and other temporary differences will not be realized, therefore, no deferred taxes were recorded.

  m. Revenue recognition:

  Revenues are recognized in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), upon delivery of the products when the collection of the receivable is probable, persuasive evidence of an agreement exists, no significant obligations remain and the price is fixed or determinable. The Company follows Statement of Financial Accounting Standard No. 48 "Revenue Recognition when Right of Return Exists" ("SFAS No. 48"), accordingly, based on the Company's management experience, no provisions for returns were recorded for the years ended December 31, 2001, 2000 and 1999.

  n. Research and development costs:

  Research and development costs, net of participations and grants received, are charged to expenses as incurred.

  o. Royalty-bearing grants:

  Royalty-bearing grants from the Government of Israel through the Office of the Chief Scientist ("OCS") and from the Israel-United States Bi-National Industrial Research and Development Foundation ("BIRD-F") for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction from research and development costs. Research and development grants received amounted to $ 0, $ 0 and $ 193 in 2001, 2000 and 1999, respectively.

  p. Advertising costs:

  Advertising costs are charged to expenses as incurred. Advertising expenses for the years ended December 31, 2001, 2000 and 1999, were approximately $ 43, $ 165 and $ 445, respectively.

  q. Basic and diluted net loss per share:

  Net loss per share is computed in accordance with Statement 55 of the Institute of Certified Public Accountants in Israel, based on the weighted average number of Ordinary shares and share equivalents outstanding during each period.

  The dilutive effect of options is included in the computation of basic net earnings per share only if their exercise is considered to be probable, based on the ordinary relationship between the market price of the shares issuable upon the exercise or conversion of the options, and the discounted present value of the future proceeds derived from the exercise of such options.

  NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

  r. Concentrations of credit risk:

  Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, marketable securities and trade receivables. Cash and cash equivalents and restricted cash are deposited in major banks in Israel. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments. The Group's trade receivables derive mainly from sales to customers in Israel, Europe and the United States. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Group performs ongoing credit evaluations of its customers' financial condition and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

  The Company's marketable securities include investments in debentures in Israeli Corporations. Management believes that those corporations are financially sound and accordingly, minimal risk exists with respect to these marketable securities.

  The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

  s. Fair value of financial instruments:

  The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

  The carrying amounts of cash and cash equivalents, restricted cash, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

  The carrying value and fair value for marketable securities are based on quoted market price.

  The carrying amounts of the Group's long-term borrowings and convertible debentures approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on the Group's incremental borrowing rates for similar type of borrowing arrangements.

  NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

  t. Severance pay:

  The liability of the Company and its Israeli subsidiaries for severance pay is computed based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. The liability is covered by an accrual, amounts deposited with severance pay funds, insurance policies and Mivtahim Social Insurance Institution Ltd. ("Mivtahim"). The amounts accumulated with the insurance company and Mivtahim are not under the Company's control or management and are, therefore, not reflected in the balance sheet. The amounts in the severance pay fund are available for withdrawal under the provisions of the Severance Pay Law, 1963.

  Severance expenses for the years ended December 31, 2001, 2000 and 1999 were $ 155, $ 154 and $ 267, respectively.

  u. Adoption of recently issued accounting standards and their impact on the financial statements:

  1. In May 2001, the Israel Accounting Standards Board published Accounting Standard No. 7 regarding post balance sheet events, and Accounting Standard No. 8 regarding discontinuing operations and in July 2001, Accounting Standard No. 11 regarding segment reporting and in October 2001, Accounting Standard No. 12 regarding the discontinuance of adjusting of financial statements for inflation (see 2. below), and Accounting Standard No. 13 regarding the effects of changes in foreign exchange rates.

  Accounting Standard No. 7 contains the conditions for post balance sheet events that require adjustments and post balance sheet events that are non-adjusting events, including rules such as accounting for dividend that are different from those applied until now. Accounting Standard No. 7 will apply to financial statements for periods ending on or after December 31, 2001. Since Regulation No. 60 to the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993 was not yet modified, the treatment of divided that was declared after the balance sheet date until the date of the approval of the financial statements will be in accordance with these regulations and will be disclosed as short-term liability.

  Accounting Standard No. 8 prescribes provisions for presentation and disclosure with regard to the treatment of discontinued operations, among them provisions regarding presentation which are different from those applied until now. Accounting Standard No. 8 will apply to financial statements for periods beginning on or after January 1, 2002.

  Accounting Standard No. 11 prescribes provisions with respect to segment reporting. Accounting Standard No. 11 is based on International Accounting Standard No. 14, pursuant to which the Company prepared its financial statements, since International Standard No. 14 constituted the accepted practice in Israel. Accounting Standard No. 11 will apply to financial statements for periods beginning January 1, 2002.

  NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

  Accounting Standard No. 13 prescribes provisions with respect to the effects of changes in foreign exchange rates. This Standard replaces Interpretation No. 8 and Interpretation No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are eliminated at the time of discontinuance of the adjustment of the financial statements. The Standard deals with translation of foreign transactions and translation of financial statements of foreign operations for the purpose of their inclusion in the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those applied until now. Accounting Standard No. 13 will apply to financial statements for periods beginning after December 31, 2002.

  Management does not anticipate that the adoption of the new Standards, as discussed above, will have a significant effect on its results of operations, financial position and cash flows.

  2. Discontinuance of adjusting financial statements:

  During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 which deals with the discontinuance of adjusting financial statements. According to this Standard, beginning January 1, 2003, financial statements will discontinue to be adjusted for inflation in Israel.

  According to the provisions of Accounting Standard No. 13, it is possible to continue to measure the financial statements based on the changes in foreign exchange rate in accordance with paragraph 29(a) of Opinion No. 36 of the Institute of Certified Public Accountants in Israel until the Israel Accounting Standards Board issues new guidelines in this issue. This Standard requires disclosure of the reasons for the presentation of the financial statements in foreign currency. This Standard also requires disclosure of the reasons for any change in the reporting currency.

  v. Reclassification:

  Certain amounts from previous years have been reclassified to conform with the current period presentation.

  NOTE 3:- CASH AND CASH EQUIVALENTS

	December 31,
	2001	2000

Cash	$ 1,060	$ 867
Short-term bank deposits	117	2,751

	$ 1,177	$ 3,618

  NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2001	2000

Grants receivable	$ 8	$ 20
Government authorities	208	225
Employees	2	22
Prepaid expenses	135	103
Related parties (1)	212	544
Other	44	10

	$ 609	$ 924

  (1) The balance is linked to the Israeli Consumer Price Index ("CPI"), and bears annual interest at the rate of 4%.

  NOTE 5:- INVENTORIES

	December 31,
	2001	2000

Raw materials and packaging materials	$ 318	$ 321
Finished goods	1,477	1,266

	$ 1,795	$ 1,587

  NOTE 6:- MINORITY INTEREST IN SUBSIDIARY'S DEFICIENCY

  Pursuant to an agreement, the minority shareholders guaranteed the subsidiary's liabilities based on their interest in the subsidiary. Prior to 2001, the minority in Savyon-Yaron provided guarantees of 25% for accumulated losses of up to $150, and guarantees of 50% for accumulated losses over $ 150 (see Note 1g).

  NOTE 7:- PROPERTY AND EQUIPMENT, NET

  a. Composition of assets and accumulated depreciation, and the changes therein during the reported year, are classified as follows:

	Laboratory,		Office
	manufacturing		furniture
	and medical	Leasehold	and	Motor
	equipment	improvements	equipment	vehicles	Total
Cost:
Balance at January 1, 2001	$ 4,955	$ 1,904	$ 1,517	$ 706	$ 9,082
Additions during the year	471	31	142	190	834
Disposals during the year	-	-	(4)	(212)	(216)
Additions in respect of newly	-
consolidated subsidiary	18	8	28	-	54
Translation adjustments	(298)	(20)	(64)	(53)	(435)

Balance at December 31, 2001	5,146	1,923	1,619	631	9,319

Accumulated depreciation:
Balance at January 1, 2001	3,501	1,228	1,022	226	5,977
Additions during the year	557	182	178	90	1,007
Disposals during the year	-	-	(1)	(83)	(84)
Additions in respect of newly
consolidated subsidiary	13	7	12	-	32
Translation adjustments	(233)	(10)	(43)	(18)	(304)

Balance at December 31, 2001	3,838	1,407	1,168	215	6,628

Depreciated cost at December 31, 2001	$ 1,308	$ 516	$ 451	$ 416	$ 2,691

Depreciated cost at December 31, 2000	$ 1,454	$ 676	$ 495	$ 480	$ 3,105

  Depreciation expenses amounted to $ 1,007, $ 1,113 and $ 825 for the years ended December 31, 2001, 2000 and 1999, respectively.

  b. As for charges, see Note 13d.

  NOTE 8:- OTHER ASSETS, NET

	Goodwill	Technology	Patents, know-how, and trademarks	Distribution rights	Total

Balance as of January 1, 2001	$ 909	$ -	$ 522	$ 168	$ 1,599
Amortization during the year	(194)	(52)	(150)	(23)	(419)
Additions in respect of
newly consolidated subsidiary	-	493	-	-	493
Translation adjustments	-	-	-	(14)	(14)

Balance as of December 31, 2001	$ 715	$ 441	$ 372	$ 131	$ 1,659

Net of grants from the OCS	$ -	$ -	$ 59	$ -	$ 59

  Amortization expenses amounted to $ 419 , $ 338 and $ 303 for the years ended December 31, 2001, 2000 and 1999, respectively.

  NOTE 9:- SHORT-TERM BANK CREDIT

  Weighted average interest rate of short-term credit in unlinked NIS as of December 31, 2001 and 2000, is 8.4% and 15.5%, respectively.

  The Group has an authorized credit line in the amount of $ 167 as of December 31, 2001. For amounts overdrawn in excess of the Group's authorized credit line, the Group is subject to an annual average interest rate of 11.4% on the outstanding amount.

  As of December 31, 2001, the Group has no unutilized credit line.

  NOTE 10:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,
	2001	2000

Royalties payable	$ 287	$ 80
Employees and payroll accruals	835	635
Government authorities	104	71
Customer advances	175	261
Accrued expenses	655	482
Related parties (1)	227	361
Other	84	26

	$ 2,367	$ 1,916

  (1) The balance is linked to the Israeli CPI and bears annual interest at the rate of 4%.

  NOTE 11:- LONG-TERM BANK LOANS

  a. Composed as follows:

	Interest		December 31,
	rate		2001					2000
	2001	2000	Linked to the U.S. dollar	NIS linked to CPI	Linked to foreign currency	Total	Linked to the U.S. dollar	NIS linked to CPI	Linked to foreign currency	Total
	%
Loans from banks	3.5 - 9	3.37-5.85	$ 467	$ 483	$ 144	$ 1,094	$ 430	$ 519	$ 580	$ 1,529
Less - current maturities			166	480	122	768	116	453	435	1,004

			$ 301	$ 3	$ 22	$ 326	$ 314	$ 66	$ 145	$ 525

  b. Maturities of long-term loans subsequent

  to the balance sheet date are as follows:

First year (current maturities)	$ 166	$ 480	$ 122	$ 768	$ 116	$ 453	$ 435	$ 1,004

Second year	167	3	22	192	114	63	122	299
Third year	134	-	-	134	109	3	23	135
Fourth year	-	-	-	-	91	-	-	91

	$ 301	$ 3	$ 22	$ 326	314	66	145	525

	$ 467	$ 483	$ 144	$ 1,094	$ 430	$ 519	$ 580	$ 1,529

  c. As for charges, see Note 13d(1).

  NOTE 12:- CONVERTIBLE DEBENTURES

  In August 2001, one of the shareholders of Glycodata purchased a convertible debenture in the amount of $ 500, bearing accrued interest at an annual rate of 6%. The debenture will be converted automatically upon the earlier date of the two: (i) the completion of a financing round in Glycodata (in which case the exercise price will be 80% of the price in the investment round) or, (ii) February 2003 (in which case the exercise price will be based on a pre-money valuation of $ 22,500).

  In September 2001, another shareholder of Glycodata signed a convertible debenture agreement in the amount of $ 2,000. The amount shall be received commencing November 1, 2001 in 4 equal installments every two months. The debenture bears an annual interest rate of 7% and will be repaid at the earlier date of: (i) 10 days following a financial round of not less than $ 4,000 or, (ii) January 31, 2003. The debenture may be converted into Glycodata's shares at Glycodata's option upon the closing of the next financing round. In the event of conversion each installment shall be convert at the lows price per share paid in the next financing round with discount of 20%-50% (average calculation based on the number of installments into the same shares of the financing round. As of April 2002, installments in the amount of $ 1,500 were received by Glycodata.

  Upon the completion of the financing round in Glycodata in April 2002, an amount of $ 1,250 was converted into Preferred B1 shares of Glycodata. An amount of $ 750 will be paid in the following months (see Note 19a).

  NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES

  a. Royalty commitments:

  1. Savyon Diagnostics ("Savyon") is obligated to pay royalties to the Government of Israel through the OCS, at rates of 3% to 5% on sales proceeds from products developed by the OCS. The maximum amount of royalties payable to the Government of Israel is limited to 150% of the grants received, linked to the dollar and bears LIBOR from 1998.

  Total royalties accrued or paid by Savyon (and by Gamida Gen prior to the merger) amounted to $ 125, $ 93 and $ 113 in 2001, 2000 and 1999, respectively.

  At December 31, 2001, Savyon and Gamida Gen have remaining contingent obligation to the Government of Israel in the amount of $ 2,572 and $ 597, respectively.

  2. Savyon is obligated to pay royalties to the Israel-United States Bi-National Industrial Research and Development Foundation ("BIRD-F") and companies related to certain universities in Israel, at rate of 3% to 7% on sales proceeds from products in accordance with the terms of the respective agreement. The maximum amount of royalties payable to BIRD-F is limited to 150% grants received linked to the dollar and to the U.S. CPI.

  At December 31, 2001, Savyon has a remaining contingent obligation to BIRD-F in the amount of $ 191.

  NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

  3. At December 31, 2001, Savyon has a contingent obligation to certain universities in Israel in the minimum amount of $ 12. In addition, Savyon is obligated to pay up to 50% of grants received, for any sub-license, with respect to the aforementioned products.

  4. Glycodata is obligated to pay a third party 10% of the gross revenues derived from the software developed by the third party up to $ 12,000, for revenues over $ 12,000, Glycodata will pay 8% of the gross revenues. No royalties were paid as of December 31, 2001.

  b. Lease commitments:

  The Group has leased several buildings, offices and warehouses under a few lease agreements that expire on various dates the latest of which is September 2007, and motor vehicles under various operating leases that expire on various dates, the latest of which is in December 2003.

  Future lease commitments under non-cancelable operating leases are as follows:

2002	$ 534
2003	429
2004	94
2005	53
2006 and thereafter	67

$ 1,177

  Total rent expenses for the years ended December 31, 2001, 2000 and 1999 were approximately $ 536, $ 476 and $ 434, respectively.

  c. The Company has entered into a service agreement with Gamida for Life Israel, a related company, according to which the Company is obligated to pay management fees of $ 10 per month.

  The service agreement is automatically renewed for successive one-year terms, unless terminated by either party subject to a three-month notification.

  NOTE 13:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

  d. Charges (assets pledged) and guarantees:

  1. As collateral for credit line provided to the Group, totaling $ 392 as of December 31, 2001, the Group has placed unlimited fixed and floating charges on certain assets and share capital, in favor of the bank.

  2. In connection with the building lease agreement, Savyon has provided guarantees for the fulfillment of its commitments in respect of the abovementioned rental agreement. Total guarantee as of December 31, 2001 was approximately $ 246.

  3. Glycodata obtained a bank deposit in the amount of $ 86 to secure a $ 173 bank loan. The amount of the deposit required to secure the loan, will be decreased along with the repayment of the loan.

  e. Litigation:

  The Company has become aware of third party patent rights which may adversely limit its operations in respect of certain diagnostic kits. The Company filed an opposition against this patent in June 1997. The opposition was overpowered in favor of the Company and the patent was revoked. An appeal was filed in May 1999 by the owner of the revoked patent. The Company filed a response to the appeal in February 2000.

  The Company's management believes, based on its lawyers' opinion, that the claim has no merit and intends to defend such claim. Accordingly, no provision has been made for the lawsuit.

  NOTE 14:- SHAREHOLDERS' EQUITY

  a. Ordinary shares confer upon their holders voting rights and the right to receive dividends, if declared.

  b. In consideration of the purchase of Gamidor's shares from Gamida for Life B.V. and from a director in 1997, 900,000 Ordinary shares of NIS 0.04 par value each were issued in December 1997 to Gamida for Life B.V. During 1998, additional 149,753 Ordinary shares of NIS 0.04 par value each, were issued to Gamida for Life B.V. In May 1999, 40,065 Ordinary shares of NIS 0.04 par value were issued to the director at their fair value.

  c. In January 2001, the Company issued 1,000,000 Ordinary shares as a consideration for the purchase of all Gamida Gen's shares (see also Note 1f).

  d. In 2001, the Company issued to a controlling shareholder 2,000,000 Ordinary shares for a net consideration of $ 1,580 (issuance expenses amounted to $ 28).

  NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)

  e. In July 2000, the Company's shareholders approved the Company's 2000 Incentive Stock Option Plan, pursuant to which 500,000 options will be granted to employees, directors and consultants of the Company and its subsidiaries.

  As of December 31, 2001, an aggregate of 410,000 options are still available for future grants. Each option granted under the plan is exercisable for a period of 5 years from the date of the grant of the option. The exercise price of the options granted under the plan may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over 3 years. Any options, which are canceled or forfeited before expiration become available for future grant.

  In 2000, the Company granted to each of the three general managers of its subsidiaries, options to purchase 30,000 Ordinary shares, at an exercise price of $ 1.00 per share. The options shall vest over a three-year period.

  Additionally, in 2000, the Company granted to each of its two directors, options to purchase 10,000 shares, and to another director, options to purchase 20,000 shares, at an exercise price of $ 1.00 per share. The options shall vest over a three-year period (for further details regarding the Company's options, see Note 20a2).

  f. Pursuant to Glycodata's 2000 Stock Option Plan, Glycodata reserved for issuance 1,762,347 Ordinary shares to be granted to employees, directors and consultants of Glycodata. As of December 31, 2001, an aggregate of 465,973 Ordinary shares of Glycodata are still available for future grant.

  Each option granted under the Plan is exercisable until the earlier of ten years from the date of the grant of the option or the expiration date of the option plan. The 2000 option plan will expire on December 31, 2010. The exercise price of the options granted under the plan may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over four years. Any options, which are forfeited or not exercised before expiration, become available for future grants.

  NOTE 15:- TAXES ON INCOME

  a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

  Under the law, certain of the production facilities of Savyon have been granted "Approved Enterprise" status in 1986. Income derived from "Approved Enterprise" is tax exempt for a period of two years out of the 7 year period of benefits. Income derived during the remaining 5 years of benefits is taxable at the rate of 25%. The period of benefits is limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier. The period of tax benefits relating to the granted "Approved Enterprise" expired in 2000.

  NOTE 15:- TAXES ON INCOME (Cont.)

  In January 1994, Savyon submitted a request for a new program, which was approved in February 1994. A final performance report has been submitted during 2000. As of the balance sheet date, Savyon complied with the conditions set forth by the investment center. As

  Savyon has not earned any taxable income under this plan, the benefit period has not yet commenced. The period of benefits relating to the granted "Approved Enterprise" expires in 2008.

  The tax-exempt profits that will be earned by the subsidiary's "Approved Enterprise" can be distributed to the Company, without imposing a tax liability on the Company, only upon the complete liquidation of the subsidiary. If these retained tax-exempt profits are distributed in a manner other than upon the complete liquidation of the Company, they would be taxed at the corporate tax rate applicable to such profits, as if the Company had not elected the alternative system of benefits (currently - 25% for an "Approved Enterprise" ). The Law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

  Should the Company derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxed at the regular corporate tax rate of 36%.

  b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

  The Company and its Israeli subsidiaries are subject to the aforementioned law, pursuant to which the results for tax purposes are measured in real terms in accordance with changes in the CPI.

  c. Carryforward tax losses:

  As of December 31, 2001, losses for Israeli tax purposes of the Group totaled approximately $ 15,079.

  Under Israeli law, these losses may be carried forward and offset against taxable income in the future for an indefinite period. Under the inflationary adjustment law, carryforward tax losses and deductions for inflation are linked to the CPI.

  d. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

  Savyon is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly the accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to claim public issuance expenses, and amortization of patents and other intangible property rights, as a deduction for tax purposes for a period of three to eight years.

  NOTE 16:- SELECTED STATEMENTS OF OPERATIONS DATA

  a. Research and development costs, net:

	Year ended December 31,
	2001	2000	1999

Expenses incurred	$ 3,164	$ 1,408	$ 1,048
Less - participations of the Government
of Israel	-	-	(193)

	$ 3,164	$ 1,408	$ 855

  b. Financial income (expenses), net:

Expenses:
Interest and others	$ (155)	$ (106)	$ (43)
Expenses with respect to short-term bank credits and charges	(133)	(158)	(76)
Foreign currency translation adjustments	(100)	-	-

	(388)	(264)	(119)
Income:
Interest on bank deposits	71	110	47
Foreign currency translation adjustments	-	274	15
Interest on long-term receivables	-	-	213
Gain on marketable securities	6	9	-

	77	393	275

	$ (311)	$ 129	$ 156

  c. Other income, net:

Expenses:
Capital loss on sale of property and equipment	$ (7)	$ (51)	$ (8)

Income:
Gain from prepayment of long-term receivables	-	-	44
Gain from issuance of subsidiary's shares to a third party	903	805	-

	903	805	44

	$ 896	$ 754	$ 36

  NOTE 17:- SEGMENT, CUSTOMERS AND GEOGRAPHIC INFORMATION

  a. Summary information about geographic areas:

  The Company manages its business on the basis of one reportable segment. See Note 1a. for a brief description of the Company's business.

  This data is presented in accordance with Statement of Financial Accounting Standard No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Company attributes revenues based on the end customers' location.

  The following presents total revenues and long-lived assets for the years ended
  December 31, 2001, 2000 and 1999:

	Year ended December 31,
	2001		2000		1999
	Total	Long-lived	Total	Long-lived	Total	Long-lived
	revenues	assets	revenues	assets	revenues	assets

Israel	$ 12,535	$ 4,350	$ 11,951	$ 4,704	$ 12,136	$ 5,513
Europe	2,704	-	2,460	-	3,250	-
United States	201	-	396	-	634	-
Other	573	-	649	-	563	-

	$ 16,013	$ 4,350	$ 15,456	$ 4,704	$ 16,583	$ 5,513

  b. Major customer data (percentage of total sales):

	Year ended December 31,
	2001	2000	1999
	%

A	7.8	5.1	2.0
B	5.2	5.02	5.2
C	3.9	4.0	5.6

  NOTE 18:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

  a. Balances with related parties:

	December 31,
	2001	2000
Assets:
Other accounts receivable and prepaid expenses - subsidiaries and affiliates of Gamida for Life B.V.	$ 212	$ 544
Liabilities:
Other accounts payable and accrued expenses - subsidiaries and affiliates of Gamida for Life B.V.	$ 227	$ 361

  NOTE 18:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

  b. Expenses (income):

Year ended December 31,
	2001	2000	1999

Rent received from a related company	$ -	$ (32)	$ (8)
Management fees and reimbursement of expenses to a related company	$ 290	$ 154	$ 126
Consulting fees related to research and development paid to directors	$ 88	$ 92	$ 60
Directors' salaries	$ 29	$ 25	$ 23

Benefits to related parties:
Wages and salaries to related parties employed by the Company (directors)	$ 289	$ 177	$ 354
Number of directors to whom the benefits are related	2	1	2

  NOTE 19:- SUBSEQUENT EVENTS

  a. In April 2002, Glycodata reorganized its structure by establishing a company in the UK ("the parent company"). As part of the transaction, the parent company will exchange the Ordinary and Preferred shares of the existing shareholders of Glycodata to Ordinary and Preferred shares of the parent company which will have the same rights.

  In addition, the parent company signed an investment agreement in the amount of approximately $ 14,300 of which $ 1,250 arose from the conversion of Glycodata's long-term convertible debenture.

  Consequently, the Company's holdings in the parent company declined to 14.4% on a fully-diluted basis and therefore Glycodata's financial statements will no longer be consolidated. In addition, the Company will record a capital gain of approximately $ 1,400 in 2002.

  b. In May 2002, a claim was filed against Gamidor Diagnostics by one of its suppliers in the amount of $ 166 concerning an alleged debt for goods supplied to it during 1998.

  On the basis of legal counsel's opinion, Gamidor Diagnostics believes that it will not be required to make any payment or bear any expense with respect to this claim in excess of the provisions that have been made in the financial statements.

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS

  a. The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("U.S. GAAP"). The differences as they apply to the Company and the necessary adjustments are summarized below.

  1. Functional currency translation:

  According to U.S. GAAP, financial statements of companies whose functional currency is not the reporting entity's currency are translated into the reporting currency in accordance with Statement No. 52 of the Financial Accounting Standard Board ("FASB") "Foreign Currency Translation".

  A majority of the Company's and certain of its subsidiaries' sales is made outside Israel, mainly in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's and certain of its subsidiaries' costs is incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

  Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars. All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

  The financial statements of certain subsidiaries whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity, accumulated other comprehensive loss.

  According to Israeli GAAP, the financial statements of these companies, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars, in accordance with Interpretation 8 to Statement 36 of the Institute of Certified Public Accountants in Israel. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the exchange rate at the balance sheet date.

  The resulting difference between the investment and the remeasurement of shareholders' equity, in respect of the said companies, and according to changes in the exchange rates of the different functional currencies, is carried to a separate item among the statement of changes in shareholders' equity, "Cumulative foreign currency translation adjustments".

  There was no material effect of the differences between Israeli and U.S. GAAP.

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

  2. Accounting for stock-based compensation:

  According to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock option is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The pro forma disclosures are provided in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company applies SFAS No. 123 and EITF 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, on in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees.

  According to Israeli GAAP, the benefit component of stock options issued to employees and to non-employees is not recognized in the financial statements.

  See also Notes 20.b.1.3, 20.b.1.4 and 20.b.1.5, for the related expense.

  The following is an additional disclosure information required by the U.S. GAAP:

  A summary of the Company's stock option activity and related information is as follows:

	Year ended December 31,
	2001		2000		1999
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of options	price	of options	price	of options	price
		$		$		$

Outstanding at the beginning of the year	217,500	1.69	107,500	2.43	152,500	4.076
Granted	-	-	130,000	1.00	-	-
Canceled and forfeited	(40,000)	1.00	(20,000)	3.39	(45,000)	8

Outstanding at the end of the year	177,500	1.84	217,500	1.69	107,500	2.43

Exercisable at the end of the year	117,500	2.27	87,500	2.71	107,500	2.43

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

  The options outstanding as of December 31, 2001, have been classified by range of exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2001	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2001	Weighted average exercise price of options exercisable
		in months

$ 1.00	90,000	37	$ 1.00	30,000	$ 1.00
$ 1.75	62,500	*)	$ 1.75	62,500	$ 1.75
$ 5.10	25,000	no limit	$ 5.10	25,000	$ 5.10

	177,500		$ 1.84	117,500	$ 2.27

  *) As long as serves as a director.

  Where the Company had recorded deferred compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred compensation is recorded and amortized as compensation expense, ratably over the vesting period of the options.

  Compensation expenses recognized by the Company related to its stock-based employee compensation awards amounted to $ 55, $ 69 and $ 0, for the years ended December 31, 2001, 2000 and 1999, respectively.

  Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, and has been determined assuming the Company had accounted for options under the fair value method prescribed by that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 2000: risk-free interest rates of 6%; dividend yield of 0%, volatility factor of the expected market price of the Company's Ordinary shares of 1.626 and a weighted-average expected life of the option of 2 to 4 years.

  For purposes of pro forma disclosures, the estimated fair value of the options of the Company and Glycodata is amortized to expense over the options vesting period. The Company's pro forma information is as follows:

Year ended December 31,
	2001	2000	1999
U.S. Dollars in thousands (except per share amounts)

Net loss, according to U.S. GAAP (See Note 20.b.1)	$ (6,046)	$ (2,045)	$ (654)

Pro forma net loss	$ (6,072)	$ (2,071)	$ (701)

Pro forma basic and diluted net
loss per share	$ (1.02)	$ (0.45)	$ (0.15)

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

  The weighted average fair values of options granted during the year 2000 were:

	Exceeds market price	Equals market price	Less than market price
Weighted average
exercise price	$ -	$ -	$ 1

Weighted average fair value on grant date	$ -	$ -	$ 2

  Stock options of subsidiary:

  A summary of Glycodata's option activity, and related information is as follows:

	Year ended December 31,
	2001		2000
		Weighted		Weighted
	Number	average	Number	average
	of	exercise	of	exercise
	options	price	options	price
Outstanding at the beginning of the year	567,347	$ 0.0028	-	$ -
Granted	729,027	0.4266	567,347	0.0028
Outstanding at the end of the year	1,296,374	$ 0.2411	567,347	$ 0.0028

Exercisable options	824,971	$ 0.1380	225,757	$ 0.0028

  The options outstanding as of December 31, 2001, have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	average
	outstanding	average		exercisable	exercise
Ranges of	as of	remaining	Weighted	as of	price of
exercise	December 31,	contractual	average	December 31,	options
price	2001	life (years)	exercise price	2001	exercisable

$ 0-0.8	1,176,374	8.31	$ 0.1654	794,971	$ 0.1097
$ 0.81-1.15	120,000	8.61	$ 0.9833	30,000	$ 0.9972

	1,296,374		$ 0.2411	824,971	$ 0.1380

  Compensation expenses recognized by Glycodata related to its stock-based employee compensation award amounted to $ 20 and $ 3 for the years ended December 31, 2001 and 2000, respectively.

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

  In respect for options granted to consultants, Glycodata accounted for compensation expenses of $ 38 and $ 0 for the years ended December 31, 2001 and 2000, respectively. Glycodata had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated at the date of grant, with the following weighted-average assumptions for the years ended December 31, 2000 and 2001: risk-free interest rate of 6% and 4% respectively; dividend yield of 0% volatility factor of the expected market price of Glycodata's Ordinary shares of 0.1 and a weighted-average expected life of the option of three years.

  According to Israeli GAAP, compensation expenses in respect of options granted to consultants are not recognized in the financial statements.

  The weighted average fair value of options granted during the years ended December 31, 2000 and 2001, were:

Exercise price on the date of grant that:
	Equals		Exceeds		Less than
	fair value		fair value		fair value
	2000	2001	2000	2001	2000	2001

Weighted average exercise price	$ -	$ 0.4266	$ -	$ -	$ 0.0028	$ 0.0028

Weighted average fair value on date of grant	$ -	$ 0.061	$ -	$ -	$ 0.1	$ 0.8

  In October 2001, Glycodata signed an agreement with a consultant, for facilitating a financial round according to which he will be entitled to receive upon completion of a financial round, 40,000 options, fully vested on grant date, at a 20% discount of the price per share in the financing round and to a success fee in the amount of 0.75% - 1.25% of the raised investment funds. In accordance with the provision of EITF 96-18 the measurement date has not yet occurred. At the measurement date Glycodata will account for such options under the fair value method of SFAS No. 123.

  Glycodata will grant to one of its employees options to purchase 52,500 Ordinary shares upon the completion of a financing round in the amount of at least $ 10 thousand and additional 52,500 Ordinary shares upon the achievement of a R&D milestone. The exercise price of such options will be the fair market value of Glycodata's shares on the grant date. Such options will be accounted under APB No. 25 and FIN No. 44. As of December 31, 2001, the grant date has not yet occurred.

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

  3. Accrued severance pay:

  According to U.S. GAAP, accrued severance pay is included in the balance sheet at the total liabilities amount and total amounts funded through provident funds and insurance policies. Income from earnings on amounts funded is added to severance pay fund.

  According to Israeli GAAP, accrued severance pay is included in the balance sheets net, and income from earnings on amounts funded is netted from the severance pay.

  See Note 20.b.2.1 for the related presentation in the balance sheets.

  4. The accounting treatment for the purchase of a newly consolidated subsidiary:

  Effective April 1, 1997, the Company acquired 100% of Gamidor's shares from a director and from a related party who had the ability to direct the Company's activities and prior to the acquisition, held less than 50% of the voting rights in the Company.

  Effective January 1, 2001 , the Company acquired 100% of Gamida Gen's shares, 78%, of which were acquired from a related party who had the ability to direct the Company's activities and prior to the acquisition held less than 50% of the voting rights in the Company.

  According to Israeli GAAP, pursuant to the directives of the Securities Regulations (Presentation of Transactions Between the Company and a Controlling Party Therein in the Financial Statements, 1996), control is defined as the ability to direct a Company's activities. Accordingly, the assets and liabilities of Gamidor and Gamida Gen were consolidated in the Company's consolidated financial statements in accordance with their carrying value as it appeared in Gamidor and Gamida Gen's books, which approximates fair value. The excess of the investment over carrying value of the assets amounted to $ 4,923 and $ 2,242 in respect of Gamidor and Gamida Gen, respectively.

  The excess of $ 4,923 was divided as follows: an amount of $ 4,630 was carried to additional paid-in capital and an amount of $ 293 was recorded as goodwill.

  The excess of $ 2,242 was divided as follows: an amount of $ 1,749 was carried to additional paid-in capital and an amount of $ 493 was recorded as technology.

  According to U.S. GAAP, these transactions would not be accounted for as transaction between companies under common control as defined in Interpretation No. 39 to Accounting Principles Board Opinion No. 16, "Business Combinations". The transactions were accounted for by the purchase method of accounting and the excess of the investment over the fair value of the acquired Company's assets was carried to goodwill and technology: an amount of $ 4,923, which relates to the acquisition of Gamidor, was carried to goodwill and an amount of $ 2,242, which relates to the acquisition of Gamida Gen, was carried to technology. Goodwill will be amortized over a period of 10 years and technology will be amortized over the useful life which is three years. Accordingly, the assets and liabilities of Gamidor and Gamida Gen were consolidated based on their fair values.

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

  Amortization expenses for the three years ended December 31, 2001 were $ 1,046, $ 463 and $ 463, respectively.

  According to SFAS No. 142 "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with this statement. Other intangible assets with finite useful life will continue to be amortized over their useful lives.

  See Notes 20.b.1.1 and 20.b.1.2 for the related expenses and Notes 20.b.2.2 and 20.b.2.3 for the related presentation in the balance sheet.

  5. Convertible securities of a subsidiary:

  a. According to Israeli GAAP, when a parent company holds shares in a subsidiary and the subsidiary issues convertible securities, a change in the holding percentage will take place upon conversion of such convertible securities. The decrease in the ownership of the parent company in its subsidiary may result either in gain or loss. When an exercise of convertible securities is deemed probable (computation of probability is based on the ratio between the market price of the shares and the present value of the price of the exercising warrants into shares or the present value of the payments for conversion of the debentures into shares) and loss in respect of this dilution would be recognized, a provision for this loss should be recorded immediately and not only upon the exercise of the warrants or the conversion of the debentures.

  Under U.S. GAAP, such a loss in the parent company is recorded when the conversion of the debenture or the exercise of a warrant actually occurs in the subsidiary.

  As of balance sheet date, the exercise of the convertible debentures was not deemed probable and therefore, no provision for loss was recorded in respect of expected dilution.

  b. According to Israeli GAAP, the balance of minority interest in a subsidiary which issued convertible securities is presented net of the balance of the related debt.

  According to U.S. GAAP, minority interest balance is included in the balance sheet as a mezzanine finance presented between total liabilities and shareholders' equity, while the convertible securities balance is presented on a gross basis within long-term liabilities. See Note 20.b.2.5 for the related presentation in the balance sheet.

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

  6. Treatment of deferred income taxes:

  a. Under U.S. GAAP, paragraph 9(f) of SFAS No. 109, "Accounting for Income Taxes", creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into U.S. dollars using historical exchange rates and that result from (i) changes in exchange rates or (ii) indexing for tax purposes.

  Under Israeli GAAP, companies reporting in U.S. dollar or currencies linked to the U.S. dollar provide deferred income taxes on differences between the financial reporting and tax bases of assets and liabilities.

  No deferred taxes were recorded under Israeli GAAP, and therefore there is no effect of the differences between Israeli and U.S. GAAP.

  There was no effect of the difference between Israeli and U.S. GAAP.

  b. Under U.S. GAAP, deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

  Under Israeli GAAP, deferred tax assets are not recognized when it is not probable that the deferred tax assets will be realized. All deferred tax assets under U.S. GAAP were fully reduced by a valuation allowance and therefore there is no effect of the difference between Israeli and U.S. GAAP.

  A valuation allowance has been recorded against the deferred tax assets as follows:

	December 31,
	2001	2000

Carryforward losses	$ 5,428	$ 2,998
Provision for vacation and severance pay	249	153

Net deferred tax assets before valuation allowance	5,677	3,151
Valuation allowance	(5,677)	(3,151)

Net deferred tax assets	$ -	$ -

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

  The Group provided valuation allowances in respect of deferred tax assets resulting from losses carryforward and other temporary differences, since it has a history of losses over the past three years. Management currently believes that it is more likely than not that the deferred taxes will not be realized.

  7. Earnings per share:

  According to U.S. GAAP basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, "Earnings Per Share". (See Note 20b(1)).

  According to Israeli GAAP (Opinion No. 55), the dilutive effect of options and convertible debentures is included in the computation of basic net earnings per share only if their exercise is considered to be probable, based on the relationship between the market price of the shares issuable upon the exercise of the options and the discounted present value of the future proceeds derived from the exercise of such options and convertible debentures. The exercise of the options is not considered to be probable, therefore the options were not included in the computation of the basic and dilutive net earning per share.

  The following table sets forth the computation of the basic and diluted net loss per share according to U.S. GAAP:

	Year ended December 31,
	2001	2000	1999

Numerator:
Numerator for basic and diluted net loss per share - loss available to shareholders	$ (6,046)	$ (2,045)	$ (654)

Denominator:
Denominator for basic and diluted net loss per share - weighted average shares used for computation of basic and diluted net loss per share (in thousands)	5,977	4,644	4,627

Basic and diluted net loss per share according to U.S. GAAP	$ (1.01)	$ (0.44)	$ (0.14)

  All outstanding options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 177,500, 217,500 and 107,500 for the years ended December 31, 2001, 2000 and 1999, respectively.

  8. Comprehensive income:

  Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", the Company should include and display specific income component as part of the shareholders equity.

  Under Israeli GAAP, foreign currency translation adjustment are recorded in the Company's statements of changes in shareholders equity as cumulative foreign currency translation adjustments.

  See below for the related comprehensive income presentation in the statements of hareholders' equity under U.S. GAAP.

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)
	Total comprehensive loss	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Deferred compensation	Accumulated deficit	Receivables on account of shares	Total shareholders' equity

Balance at January 1, 1999		71	20,598	(7)	-	(9,830)	(7)	10,825
Net loss	$ (654)	-	-	-	-	(654)	-	(654)
Other comprehensive loss:
Foreign currency translation adjustments	(4)	-	-	(4)	-	-	-	(4)
Other comprehensive loss	(4)
Total comprehensive loss	$ (658)
Additional issuance of share capital to controlling shareholder		(*-	-	-	-	-	-	(*-
Expiration of receivables on account of shares		-	(7)	-	-	-	7	-

Balance at December 31, 1999		71	20,591	(11)	-	(10,484)	-	10,167
Net loss	$ (2,045)	-	-	-	-	(2,045)	-	(2,045)
Other comprehensive income:
Foreign currency translation adjustments	36	-	-	36	-	-	-	36
Other comprehensive income	36
Total comprehensive loss	$ (2,009)
Deferred stock compensation		-	234	-	(234)	-	-	-
Amortization of deferred stock compensation		-	-	-	72	-	-	72

Balance at December 31, 2000		$ 71	$ 20,825	$ 25	$ (162)	$ (12,529)	$ -	$ 8,230

Net loss	$ (6,046)	-	-	-	-	(6,046)	-	(6,046)
Other comprehensive loss:
Foreign currency translation adjustments	(116)	-	-	(116)	-	-	-	(116)
Other comprehensive loss	(116)
Total comprehensive loss	$ (6,162)
Forfeiture of options granted to employees		-	(28)	-	28	-	-	-
Issuance of shares, net		28	2,274	-	-	-	-	2,302
Amortization of deferred stock compensation		-	38	-	75	-	-	113

Balance at December 31, 2001		$ 99	$ 23,109	$ (91)	$ (59)	$ (18,575)	$ -	$ 4,483

  *) Represents an amount lower than $ 1.

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

  9. Minority interest in subsidiaries' deficiency:

  According to U.S. GAAP, minority interest in subsidiaries' deficiency should be included in the balance sheet as a mezzanine finance presented between total liabilities and shareholders' equity when the minority provided guarantees to the subsidiaries' losses.

  According to Israeli GAAP, minority interest in subsidiaries' deficiency is included in the balance sheet as part of the Company's assets.

  See Note 20.b.2.7 for the related presentation in the balance sheet

  10. Gain from issuance of subsidiary's shares to a third party:

  In 2000, the Company recorded gain from issuance of Glycodata's Preferred shares to a third party in the amount of $ 1,708.

  According to U.S. GAAP gain from issuance of a development stage subsidiary's Ordinary shares to a third party, is recorded as an additional paid-in capital. In case the subsidiary issues Preferred shares to a third party, the gain from such issuance will not be recorded as an additional paid-in capital.

  According to Israeli GAAP, gain from issuance of a subsidiary's Ordinary or Preferred shares which is in the development stage to a third party, was recorded as a deferred capital gain and amortized according to the highest of (i) three years period (ii) The Company's interest in the subsidiary's losses. The Company recorded capital gain of $ 903 and $ 805 in 2001 and 2000, respectively, in regard to the issuance of shares in Glycodata.

  See Note 20.b.1.5 for the elimination of the related gain and Note 20.b.2.4. for the related adjustment in the balance sheets.

  11. Marketable securities:

  For U.S. GAAP purposes, the Company has determined, as of the purchase date and as of the balance sheets date, that its marketable securities should be classified as trading securities and stated at fair value, with unrealized gains and losses, reported in the statement of operations, in accordance with Statement No. 115 of the Financial Accounting Standard Board ("FASB") "Accounting for Certain Investments in Debt and Equity Securities". According to U.S. GAAP, proceeds from sale of marketable securities held for trading should be included in net cash provided by operating activities.

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

  According to Israeli GAAP, marketable securities designated for sale in the short-term are carried at market value, in accordance with Statement of Opinion No. 44 of the Institute of Certified Public Accountants in Israel. Unrealized gains from securities classified as a "current investment" in accordance with Israeli GAAP are reflected in earnings even if transactions are not carried out on the basis, which would meet the definition of the trading security under U.S. GAAP. Proceeds from sale of marketable securities are presented in investing activities in the statements of cash flows.

  See Note 20.b.3. for the related presentation in the statements of cash flows.

  12. Preferred shares of a subsidiary:

  According to U.S. GAAP, the issuance of subsidiary's Preferred shares to a third party, should be accounted for as a separate component of minority interest, Preferred shares in a subsidiary, that does not participate in the losses of the subsidiary. An amount of $ 2,477 is attributed to preferred shares in Glycodata held by a minority.

  According to Israeli GAAP in accordance with Statement of Opinion No. 57 of the Institute of Certified Public Accountants in Israel, a subsidiary's losses are attributed to the minority interest, according to the ownership level. For the years ended December 2001 and 2000, an amount of $ 971 and $ 214 respectively, was attributed to the holders of Preferred shares of the subsidiary and was recorded as a minority interest in earnings or losses of a subsidiary.

  See Note 20.b.1.6 for the related elimination of minority interest in losses of a subsidiary and Note 20.b.2.6 for the related presentation in the balance sheet.

  b. The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

  1. On statement of operations items:

	Year ended December 31,
	2001	2000	1999

Net loss as reported according to Israeli GAAP	$ (3,013)	$ (491)	$ (191)
Additional amortization of goodwill (1)	(463)	(463)	(463)
Additional amortization of technology (2)	(583)	-	-
Healthcare's stock-based compensation expenses (3)	(55)	(69)	-
Glycodata's stock-based compensation expenses (4)	(20)	(3)	-
Glycodata's compensation expenses related to consultants (5)	(38)	-	-
Gain from issuance of shares in Glycodata (6)	(903)	(805)	-
Minority interest in losses of Glycodata (7)	(971)	(214)	-
Net loss according to U.S. GAAP according to U.S. GAAP	$ (6,046)	$ (2,045)	$ (654)

  (1) Amortization expense of goodwill (see Note 20.a.4).

  (2) Amortization expense of technology (see Note 20.a.4).

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

  (3) Recognition of stock based compensation (see Note 20.a.2).

  (4) Recognition of stock based compensation in a subsidiary (see Note 20.a.2).

  (5) Recognition of compensation for non-employees in a subsidiary (see Note 20.a.2).

  (6) Elimination of capital gain from issuance of Preferred shares in a development stage subsidiary (see Note 20.a.10).

  (7) Elimination of losses attributed to the holders of Preferred shares of a subsidiary (see Note 20.a.12).

  2. On balance sheet items:

	December 31, 2001			December 31, 2000
	As per Israeli GAAP	Adjustment	As per U.S. GAAP	As per Israeli GAAP	Adjustment	As per U.S. GAAP

Minority interest in subsidiary's deficiency (7)	$ -	$ -	$ -	$ 55	$ (55)	$ -
Severance pay fund (1)	-	893	893	-	749	749
Goodwill (2)	715	2,431	3,146	909	2,894	3,803
Technology (3)	441	1,166	1,607	-	-	-

Total assets	12,485	4,490	16,975	15,609	3,588	19,197

Deferred capital gain (4)	-	-	-	(903)	903	-
Accrued severance pay (1)	(300)	(893)	(1,193)	(145)	(749)	(894)
Minority interest (7), (6)	-	-	-	(555)	610	55
Convertible debentures (5)	(600)	(416)	(1,016)	-	-	-
Preferred shares in a subsidiary (6), (4), (5)	-	(2,477)	(2,477)	-	(2,477)	(2,477)
Shareholders' equity (2), (3), (4), (6)	(3,779)	(704)	(4,483)	(6,355)	(1,875)	(8,230)

Total liabilities and shareholders' equity	$ (12,485)	$ (4,490)	$ (16,975)	$ (15,609)	$ (3,588)	$ (19,197)

  (1) Amounts funded in regard to severance pay are presented under Israeli GAAP as a deduction from the liabilities whereas under U.S. GAAP, they are presented as long-term assets (see Note 20a.3.).

  (2) An additional goodwill arising upon the acquisition of Gamidor Ltd. (acquired from controlling party) (net of accumulated amortization of $ 2,199 and $ 1,736 as of December 31, 2001 and 2000, respectively) (see Note 20a.4.).

  (3) An additional technology arising upon the acquisition of Gamida Gen Ltd. (acquired from controlling party) (net of accumulated amortization of $ 747 as of December 31, 2001) (see Note 20a.4.).

  (4) Deferred gain from issuance of a development stage subsidiary's shares (see Note 20a.10).

  (5) Minority interest in a subsidiary's deficiency is presented under Israeli GAAP as a deduction from the convertible securities liability issued by the same subsidiary whereas under U.S. GAAP it is presented as a mezzanine finance account (see Note 20.a.5).

  NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

  (6) Issuance of Preferred shares to a third party in a subsidiary and pick up of related earnings (see Note 20.a.12).

  (7) Minority interest in a subsidiary's deficiency is presented under Israeli GAAP as an asset whereas under U.S. GAAP it is presented as a mezzanine finance account (see Note 20.a.9).

  3. Statement of cash flows:

Year ended December 31, 2000
	As per Israeli GAAP	Adjustment	As per U.S. GAAP

Net cash provided by operating activities (1)	$ 310	$ (337)	$ (127)

Net cash used in investing activities (1)	$ (971)	$ 337	$ (634)

  (1) See Note 20.a.11.

  - - - - - - - - - - -

  3. Reports of other auditors upon whom the principal auditors are relying.

  (b) Exhibits

  1.18 Memorandum of Association of the Registrant, as amended.

  1.28 Articles of Association of the Registrant, as amended.

  2.11 Debenture Purchase Agreement, dated as of May 14, 1991, among Healthcare, Rosebud, Evergreen-Canada Israel Investment and Company Ltd. et. al.

  2.2 Subsidiaries of Registrant.

  2.31 Agreement dated February 21, 1991 between Savyon and New Horizons Diagnostic Corp.

  2.41 Agreement dated August 1, 1986 between Diatech Ltd. and Diamotek Ltd.

  2.51 Agreement dated February 22, 1987 between Diatech Ltd. and Yissum University.

  2.61 Agreement dated September 9, 1987 between Diatech Ltd. and Ramot University Authority for Applied Research & Industrial Development Ltd.

  2.71 Agreement dated July 15, 1989 between Diatech Ltd. and Yissum University.

  2.81 Agreement dated January 1, 1991 between Diatech Ltd. and Yeda.

  2.91 Distributorship Agreement between Savyon and Toshin, dated March 3, 1986.

  2.103 Form of 1992 Employee Share Purchase Plan of Healthcare.

  2.114 Lease Agreement for Savyon's Facilities in Ashdod, Israel, dated March 29, 1993.

  2.124 Agreement dated June 30, 1994 between Dr. Yakir, the Company and Savyon, for the transfer of Dr. Yakir's employment to the Company.

  2.134 Agreement between the Company and Savyon dated October 10, 1994.

  2.145 Consulting services agreement dated January 8,1995 between the Company and Evergreen Capital Markets Ltd.

  2.156 Agreement dated January 23, 1995 between the Company, Eriphyle Trading Ltd. and Gamida-Gen Marketing Ltd., for the acquisition by the Company of shares of Gamida-Gen Marketing Limited (Gamidor).

  2.166 Services agreement dated October 1, 1995, as amended pursuant to an addendum dated February 11, 1996, between the Company and Rosebud Medical Ltd.

  2.177 Agreement dated April 10, 1997 between the Company, Gamida for Life BV, Yacob Ofer, Gamida-Gen Marketing Ltd. and Gamidor Diagnostics (1984) Ltd., for the acquisition by the Company of ordinary shares of Gamida-Gen Marketing Ltd.

  2.188 Asset Sale Agreement dated June 9, 1998, between the Company and Trinity Biotech PLC for the acquisition of the Company's EZ-BEADâ and MICROZYME™ product lines

  2.199 Asset Purchase Agreement dated October 7, 1998 between Gamidor Limited (Gamidor UK) and Gamidor Diagnostics UK.

  2.209 Agreement dated December 23, 1998 between the Company, Gamida Trading Ltd., Gamida for Life BV and Gamidor Limited (Gamidor UK).

  2.219 Heads of Agreement dated October 1, 1998 between Gamidor Diagnostics (1994) Ltd. and the principal shareholder in Yaron Chemicals Ltd.

  2.229 Agreement dated February 7, 1999 between Healthcare Technologies Ltd., Hadasit Medical Research Services & Development Limited and others.

  2.239 Agreement between Luly Gurevich and Entity as adopted by Healthcare Technologies Ltd. in June 1999.

  2.2410 The Company's year 2000 Incentive Share Option Plan.

  2.2511 Share Purchase Agreement dated August 21, 2000, by and between Healthcare Technologies Ltd., Glycodata Ltd., Mr. Ofer Markman, Mr. Yeshayahu Yakir and certain investors, including Form of Convertible Debenture attached as Exhibit B thereto.

  2.2611 Share Purchase Agreement dated October 2, 2000 between Healthcare Technologies Ltd., Gamida For Life BV (and other shareholders of GamidaGen Ltd.) and GamidaGen Ltd.

  2.2711 Assignment and Transfer Agreement dated December 1, 2000 between Healthcare Technologies Ltd. and Savyon Diagnostics Ltd.

  2.2811 Asset Transfer and Assignment Agreement dated December 30, 2000 between Diatech Diagnostics Inc, Diatech Diagnostics Ltd. and Savyon Diagnostics Ltd.

  2.2911 Share Sale and Assignment Agreement dated December 31, 2000 between Diatech Diagnostics Inc, Diatech Diagnostics Ltd. and Healthcare Technologies Ltd.

  2.3011 Agreement dated January 21, 2001 between Healthcare Technologies Ltd and Savyon Diagnostics Ltd.

  2.3112 Share Exchange Agreement dated April 29, 2002 between Procognia Ltd., Glycodata Ltd., Healthcare Technologies Ltd. and the other shareholders of Glycodata Ltd.

  2.3212 Subscription and Shareholders' Agreement relating to Procognia Ltd. dated April 29, 2002 between certain investors, executives and additional subscribers, Healthcare Technologies Ltd., Procognia Ltd. and Glycodata Ltd.

  99.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.

  99.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.

  _______________________

  1 Incorporated by reference to the Registrant's Registration Statement on Form F-1 (File No. 44811)

  2 Incorporated by reference to the Registrant's Registration Statement on Form F-1 (File No. 33-22868)

  3 Incorporated by Reference to the Registrant's Registration Statement on Form F-1 (File No. 33-54190)

  4 Incorporated by Reference to the Registrant's Registration Statement on Form F-2 (File No. 33-85144)

  5 Incorporated by Reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1994.

  6 Incorporated by Reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1995.

  7 Incorporated by Reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1996.

  8 Incorporated by Reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

  9 Incorporated by Reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1998.

  10 Incorporated by Reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1999.

  11 Incorporated by Reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 2000.

  12 Filed herewith

  SIGNATURES

  Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

  HEALTHCARE TECHNOLOGIES LTD.

  By: ~~________________________________~~/s/ Daniel Kropf_______________________

      Daniel Kropf~~,~~

      Chief Executive Officer and

      Chairman of the Board of Directors

  Date: ~~June 30, 2002~~ March 14, 2003

  CERTIFICATION OF CHIEF EXECUTIVE OFFICER
  PURSUANT TO
  SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

  ~~INTRODUCTION 3~~

  I, Daniel Kropf, certify that:

  I have reviewed this annual report on Form 20-F of Healthcare Technologies Ltd.

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  [Intentionally Omitted]1

  [Intentionally Omitted]1

  [Intentionally Omitted]1

  Date: March 14, 2003

  /s/ Daniel Kropf
  Daniel Kropf

  Chief Executive Officer

  ______________

  1 Intentionally Omitted pursuant to Section V (Transition Provisions) of SEC Release No. 34-46427.

  CERTIFICATION OF CHIEF FINANCIAL OFFICER

  PURSUANT TO

  SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

  I, Eran Rotem, certify that:

  I have reviewed this annual report on Form 20-F of Healthcare Technologies Ltd.

  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

  [Intentionally Omitted]1

  [Intentionally Omitted]1

  [Intentionally Omitted]1

  Date: March 14, 2003

  /s/ Eran Rotem

  Eran Rotem

  Chief Financial Officer

  ______________

  1 Intentionally Omitted pursuant to Section V (Transition Provisions) of SEC Release No. 34-46427.

  Exhibit 99.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

  Exhibit 99.2 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002