Form 20-F
period 2002-12-31
HEALTHCARE TECHNOLOGIES LTD
filed 2003-06-20
CIK 835688

FORM 20-F

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
           for the transition period from ____________ to ____________

                           Commission File No. 0-17788

                          Healthcare Technologies Ltd.
                          ----------------------------
              (Exact name of registrant as specified in its charter
               and translation of Registrant's Name into English)

                                     ISRAEL
                                     ------
                 (Jurisdiction of incorporation or organization)

              3 Habosem Street, Kiryat Minrav, Ashdod, Israel 77610
              -----------------------------------------------------
                    (Address of principal executive offices)

               Securities registered or to be registered pursuant to
                           Section 12(b) of the Act:
                                      None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                  Ordinary Shares, NIS 0.04 par value per share
                  ---------------------------------------------
                                (Title of Class)

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     As of December 31, 2002, the registrant had outstanding 7,643,727 Ordinary Shares, NIS 0.04 nominal value per share.Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days:

     Yes  X   No
        -----   -----

     Indicate by check mark which financial statement item the Registrant has elected to follow:

     Item 17.          Item 18.  X
             -------            ----

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

     The Company specializes in the development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Company is also engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans, including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases.

     In addition, the Company through its holdings in Procognia (UK) Ltd. has been involved in the design of glycobiology-based tools for drug discovery and development and bioinformatics.

     The Company's principal stockholder is Gamida for Life B.V. ("Gamida"), which owned approximately 51% of the Company's issued and outstanding shares as of the date of this report.

     The Company operates as a holding company with four main active direct subsidiaries (and one additional indirect subsidiary), which together comprise the Healthcare group of companies. Unless the context indicates otherwise, the term "Company" as used herein refers to Healthcare and its subsidiaries.

     A schematic presentation of the Company and its interests (as of June 20, 2003) appears below:

               [See Exhibit 99.4 -- Chart of Healthcare Companies]

     The Company's business activities are organized into four main functional groups: research and development; manufacturing and marketing worldwide of diagnostic tools; marketing and distribution to biotechnology researchers in Israel; and marketing and distribution to clinical diagnostic laboratories in Israel.

     The Company's research, development and manufacturing activities have been conducted primarily by Savyon, a leader in the serological diagnosis of chlamydial infections. Savyon has developed and manufactured immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays.

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

     Savyon focuses on specific segments of the clinical diagnostic markets and is positioned to identify ideas and turn them into marketable products. Savyon provides in vitro diagnostic kits and related products to laboratory professionals and other point of care locations in Israel and worldwide. An in vitro diagnostic kit is a test that is performed outside of the subject's body on a test sample from the subject such as blood. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the over-the-counter market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the in vitro diagnostics healthcare field.

     On December 31, 2002, the Company and Pronto entered into an agreement with Dr. Martin Lee to establish Savyon 2003, a newly organized Israeli company, to acquire Savyon's clinical laboratory diagnostics business. The Company and Dr. Lee each own fifty percent of Savyon 2003, and Dr. Lee has been appointed as its chief executive officer. In January 2003, Savyon changed its name to "Pronto Diagnostics Ltd." and Savyon 2003 changed its name to "Savyon Diagnostics Ltd." In order to avoid confusion in this report, we will continue to refer to Pronto and Savyon 2003 collectively as "Savyon", except where the transaction with Dr. Lee is described. See Item 4 - "Recent Developments."

     Savyon has also been engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans using Pronto(TM), a molecular biology based technology for genetic screening and testing of certain human genetic disorders, including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases that are prevalent in the Jewish population, and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases.

     The Company's marketing and sales activities in Israel are conducted by Danyel in the field of biotech research, and by the Gamidor Group (as defined below) in the fields of clinical diagnostic laboratories and laboratories in general. The Company's sales and marketing activities worldwide (other than in Israel) are conducted by Savyon.

     Danyel conducts the Company's marketing and sales activities to biotechnology researchers in Israel in the genomics field and also in the fields of proteomics and proteins separation, where sequencing, microarray and other technologies are employed. Danyel also imports and distributes a range of specialized instruments, reagents and radioactively labeled compounds for academic and biomedical research laboratories as well as consumable products in the fields of cell culture, molecular biology and immunology, including analytical and laboratory systems such as spectrophotometers and fluorometers, designed to read the results of specific types of tests and electrophoresis equipment used to separate materials according to their movement in electromagnetic fields.

     The Gamidor Group consists of Gamida-Gen-Marketing, which wholly owns Gamidor Diagnostics. The Gamidor Group conducts the Company's marketing and sales activities with respect to systems, chemicals, reagents and services for clinical diagnostic laboratories throughout Israel and also provides doctors' offices with near-patient testing systems.

                                     PART I

Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       Not Applicable.

Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

       Not Applicable

Item 3.   KEY INFORMATION

       Not Applicable.

          A.   SELECTED FINANCIAL DATA

     The following selected consolidated financial data for the five years ended December 31, 2002 are derived from the Consolidated Financial Statements of the Company which have been prepared in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States (see Note 19 to the Consolidated Financial Statements). The data appearing below for the five years ended December 31, 2002 should be read in conjunction with the financial statements, related notes and other financial information included elsewhere in this Report.

          INCOME STATEMENT DATA:

          CONSOLIDATED STATEMENT OF OPERATIONS
          (in thousands of U.S. Dollars except loss per share)


                                                         2002          2001           2000         1999          1998
                                                         ----          ----           ----         ----          ----
Sales                                                  16,676        16,013         15,456       16,583        18,562
Cost of Sales                                          10,386         9,984         10,006       10,286        11,937
                                                      -------         -----         ------       ------        ------
Gross Profit                                            6,290         6,029          5,450        6,297         6,625
Research and development costs, net                       912         3,164          1,408          855           725
Selling and marketing expenses                          3,161         3,167          2,755        3,300         3,440
General and administrative expenses                     2,475         3,966          2,669        2,268         3,378
Amortization of goodwill                                  471           246            196          196           324
Impairment of property and equipment                        -             -              -            -           190
                                                      -------       -------        -------      -------        ------
Operating Earnings (Loss)                                (729)       (4,514)        (1,578)        (322)       (1,432)
Financial income (expenses), net                         (491)         (311)           129          156          (619)
Other income (expenses), net                            1,482           896            754           36          (655)
                                                        -----           ---           ----      -------        ------
Earnings (Loss) before taxes                              262        (3,929)          (695)        (130)       (2,706)
Taxes on income                                             -             -              -            -            93
                                                      -------       -------        -------      -------        ------
Earnings (Loss) after taxes on income                     262        (3,929)          (695)        (130)       (2,799)
Minority interest in losses (earnings) of
   consolidated subsidiaries                              206           916            204          (61)          119
                                                          ---           ---        -------      --------       ------
Net Earnings (Loss) for year                              468        (3,013)          (491)        (191)       (2,680)
                                                    ===================================================================

Net Earnings (Loss) per NIS 1 par value of
   shares (*)                                            1.53        (12.6)          (2.64)       (1.03)       (14.55)
                                                    ===================================================================

Weighted average number of shares and
   Equivalents outstanding (in thousands) (*)           7,644         5,977          4,644        4,627         4,596
                                                    ===================================================================

Net loss for year according to U.S. GAAP
   (See Note 1)                                        (1,827)       (6,046)        (2,045)        (654)       (3,143)
                                                    ===================================================================

Net loss per share according to U.S. GAAP (*)           (0.24)        (1.02)         (0.45)       (0.14)        (0.69)
                                                    ===================================================================

(*) All share and per share amounts have been restated to retroactively reflect the share consolidation.

Note 1: Effect of material differences between Israeli GAAP and U.S. GAAP

                                                                     Fiscal Year Ended December 31,
                                                  =====================================================================
                                                    2002          2001          2000         1999          1998
                                                  =====================================================================
Net income (loss) as reported according to
Israeli GAAP                                         468        (3,013)         (491)        (191)       (2,680)
                                                  =====================================================================
Impairment of goodwill                                                                                   (1,594)
Income from sale of production line in
subsidiary                                            -             -             -            -          1,280
Income from sale of production line in
jointly controlled entity                             -             -             -            -             70
Amortization of goodwill and technology             (387)       (1,046)         (463)        (463)         (463)
Compensation expenses                                (40)         (113)          (72)          -             -
Minority interest in losses of Procognia            (206)         (971)         (214)          -             -
Capital gain from decrease in holdings in
Procognia                                         (1,349)           -             -            -             -
Compensation expenses related to
conversion of convertible debentures                (313)           -             -            -             -
Other income (expenses)                               -           (903)         (805)                       244
                                                  ---------------------------------------------------------------------
Net loss according to U.S. GAAP                   (1,827)       (6,046)       (2,045)      (654)         (3,143)
-----------------------------------------------------------------------------------------------------------------------

          BALANCE SHEET DATA:
          (in thousands of U.S. Dollars)

                                                       2002           2001           2000        1999           1998
                                                       ----           ----           ----        ----           ----
Working capital                                       1,870            655          2,821       2,362          2,775
Total assets                                         10,565         12,485         15,609      14,261         14,740
Short-term credit including current maturities          849          1,160          1,837         700          1,278
Long-term liabilities, not including current            337          1,226            670       1,123            972
   maturities
Shareholders equity                                   4,246          3,779          6,355       6,810          7,005
Shareholders' equity according to U.S. GAAP           2,829          4,483          8,230      10,167         10,825
   (See Note 2)

Note 2: Effect of material differences between Israeli GAAP and U.S. GAAP on the shareholders' equity

                                                           Fiscal Year Ended December 31,
                                                           ------------------------------
                                                           2002       2001          2000         1999          1998
                                                           ----       ----          ----         ----          ----
     Shareholders' equity according to Israeli GAAP)     (4,246)    (3,779)       (6,355)      (6,810)       (7,005)
     Goodwill and technology                             (3,344)    (3,597)       (2,894)      (3,357)       (3,820)
     Deferred capital gain                                -          -            (903)         -             -
     Investment in Procognia                              4,761      -             -            -             -
     Minority interest                                    -          -            (555)         -             -
     Convertible debentures                               -            416         -            -             -
     Preferred shares in a subsidiary                     -          2,477         2,477        -             -
     Shareholders' equity according to U.S. GAAP)        (2,829)    (4,483)       (8,230)      (10,167)     (10,825)

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

                     RISKS RELATED TO THE COMPANY'S BUSINESS

     THE COMPANY HAS SUSTAINED OPERATING LOSSES IN THE PAST, HAS AN ACCUMULATED DEFICIT AND MAY NOT GENERATE PROFITS FROM OPERATIONS IN THE FUTURE.

     For the year ended December 31, 2002, although the Company had net income of $468 thousand, it had operating losses of approximately $729 thousand. For the two fiscal years ended December 31, 2001, the Company had net losses of approximately $3 million and $491 thousand, respectively.

     Such losses resulted principally from:

     - expenses associated with the research, development, patenting and testing of the Company's products and technologies of approximately $912 thousand in fiscal 2002, $3.2 million in fiscal 2001 and $1.4 million in fiscal 2000; and

     - amortization of goodwill of approximately $471 thousand in fiscal 2002, $246 thousand in fiscal 2001and $196 thousand in fiscal 2000.

     The Company may incur significant operating losses in the future as it continues its research and development efforts, expands its marketing, sales and distribution activities, develops strategies for competing with other manufacturers, and scales up its research and development and manufacturing capabilities. There can be no assurance that the Company will be able to generate profits from operations in the future. As of December 31, 2002, the Company's accumulated deficit was approximately $12 million.

     IF THE COMPANY CANNOT MAINTAIN ADEQUATE OPERATING CAPITAL, ITS BUSINESS WILL SUFFER.

     At December 31, 2002, the Company had working capital of $ 1.9 million, including cash of $1.1 million. The Company anticipates that these funds, together with funds from operations, will be sufficient to meet its anticipated cash requirements for 2003. For the fiscal year ended December 31, 2002, the Company used net cash flows in operations of $251 thousand. Although the Company currently believes that it will generate positive cash flow from operations in fiscal 2003, it is possible that it will not succeed in doing so.

     Additional sources of liquidity for the Company in 2003 following the Savyon transaction described under "Item 4 - Recent Developments" and thereafter are the $1.2 million loaned by Dr. Lee. Moreover, the remaining $0.7 million of the $1.9 million purchase price for Savyon's clinical diagnostics business are to be paid to Pronto by Savyon 2003 in 35 consecutive monthly installments of $20 thousand each.

     On a longer term basis, the Company's operations may not provide sufficient internally generated cash flows to meet its projected requirements. The Company's ability to continue to finance its operations, including the research, development and introduction of new products and technologies, will depend on its ability to achieve profitability by improving sales and margins, its ability to reduce cash outflows and, if necessary, its ability to obtain other sources of funding sufficient to support its operations. There can be no assurance that such funding will be available on satisfactory terms or at all.

     Other than as described in Item 4. "Information on the Company -- A. History and Development of the Company -- Recent Developments" below, the Company has not yet explored whether any additional sources of capital will be available. To the extent, if any, that the Company is able to obtain equity capital from other sources, the issuance of more ordinary shares may dilute the economic interests and will dilute the voting interests of current shareholders. To the extent, if any, that the Company is able to obtain debt financing, the terms of such financing may be expensive and may subject it to covenants that materially restrict it.

     THE SUCCESS OF COMPETITIVE PRODUCTS COULD HAVE AN ADVERSE EFFECT ON THE COMPANY'S BUSINESS.

     The medical products industry, including the medical diagnostic testing industry, is rapidly evolving and intensely competitive and the Company's customers have a wide variety of products and technologies from which to choose.

     Danyel Biotech's principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Ornat, Agentek and Sigma Israel in the field of chromatography; Pharmatec (Tecan) and Lumitron (Packard) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot, Geter and Baktalab in the field of bio-plastics; and Eldan (NEN), Ornat and Sigma Israel in the field of molecular biology and radiochemical products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2002 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

     The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex (Abbott) and Dover (J&J) for hematology products; Dyn Diagnostics (Roche) and Pharmtop (Sorin) for immunology products; Ilex (Vitek) and Pharmtop (Sorin) for microbiology products; Travenol (Nequas) for quality control products; and Dyn Diagnostics (Roche) and Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2002, the Gamidor Group accounted for a significant portion of the Israeli hematology products market and a lesser portion of the Israeli market for the Group's other products.

     Savyon's serology test kits for chlamydia compete with serology tests produced by companies such as Hitachi (Japan), Medac (Germany), Orgenics (Israel), MRL (USA) and LabSystems (Finland). Savyon's SeroMP (microplasma pneumoniae) products compete in the field of serology testing with products produced by companies such as Fujirebio in Japan. The Company believes that Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on a study conducted by Froste & Salive, which indicated that Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999. The belief is further based on the fact that the Company's sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately $2.4 million, $2.7 million and $2.5 million in 2000, 2001 and 2002 respectively and, to the best of Savyon's knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon's market share relatively unchanged. Savyon's remaining kits represent a much smaller portion of the overall market for such products.

     The success of any competing alternative products to those the Company provides could have a material adverse effect on the Company's business, financial condition and results of operations. The Company believes that its competitors include companies that have substantially greater financial capabilities for product development and marketing than it does and can therefore market their products or procedures to the medical community in a more effective manner. There is also a risk that the Company's competitors may succeed in developing safer or more effective products that could render its products obsolete or noncompetitive.

     THE COMPANY'S PATENTS MAY NOT PROTECT ITS PRODUCTS FROM COMPETITION.

     In the genetic field, the Company has six granted patents that it utilizes in producing its products and four pending patent applications. The patents are registered for methods of single nucleotide primer extension and kits therefor of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore and of characterizing GC-rich nucleic acid sequences. These methods relate to the Company's ProntoTM genetic test products line. Three of the granted patents are registered in Israel, two granted patents are registered in the United States and one granted patent is registered in Europe (national phase). All of them expire during 2012 to 2014. In addition, the Company has patent applications pending for these methods in the USA, Japan, Canada (two pending applications).

     In the serologic field, the Company has four pending patent applications regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays. These patents are used in the production of the Company's Sero CT diagnostic test kit products. Three of the pending patent applications are registered in the United States, Europe and Japan respectively and one patent application is in an International Procedure (PCT).

     In both the genetic field and the serologic field, the Company has certain other granted patents and applications for patents that are not utilized by it for its products, will probably not be used in the future and, therefore, will not be renewed.

     Although several patents have been issued to the Company, there can be no assurance that any additional patents will be issued to the Company, or that any patents that are issued to it will provide it with meaningful patent protection. In addition, there can be no assurance that others will not successfully challenge the validity or enforceability of any patent issued to the Company. The costs required to uphold the validity and prevent infringement of any patent issued to the Company could be substantial, and it might not have the resources available to defend its patent rights.

     The risks and uncertainties that the Company faces with respect to its patents and other proprietary rights include the following:

     - the pending patent applications that the Company has filed or to which it has exclusive rights may not result in issued patents or may take longer than it expects to result in issued patents;

     - the claims of any patents which are issued may be more limited than those in the Company's patent applications as filed and may not provide meaningful protection;

     - the Company may not be able to develop additional proprietary technologies that are patentable;

     - the patents licensed or issued to the Company may not provide a competitive advantage;

     - other companies may challenge patents licensed or issued to the Company;

     - patents issued to other companies may substantially impair the Company's ability to conduct its business;

     - other companies may independently develop similar or alternative technologies or duplicate the Company's technologies;

     - other companies may design around technologies the Company has licensed or developed; and

     - certain countries such as the People's Republic of China, in which the Company may seek to sell its patented products in the future, may not protect its patent rights to the same extent as the United States and Israel.

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

     IF A PRODUCT THE COMPANY SELLS RESULTS IN INJURY TO A USER, THE COMPANY COULD BE SUBJECT TO PRODUCT LIABILITY EXPOSURE.

     The Company sells diagnostic products, which may involve product liability risk. While the Company carries product liability insurance, there can be no certainty that its coverage will be adequate to protect the Company against future liability claims. In addition, product liability insurance is expensive and there can be no certainty that this insurance will be available to the Company in the future on terms satisfactory to it, if at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage could have a material adverse effect on its business, financial condition and results of operations. The Company maintains product liability coverage in the maximum amount of $2 million per case up to a sum of $4 million per annum.

     IF THE COMPANY DOES NOT RECEIVE CERTAIN REGULATORY APPROVALS, IT WILL NOT BE PERMITTED TO SELL ITS PRODUCTS.

     Certain of the products that the Company develops cannot be sold until the U.S. Federal Drug Administration ("FDA") and corresponding regulatory authorities of other jurisdictions approve the products for medical use. This means that:

     - the Company will incur the expense and delay inherent in seeking FDA approval of new products;

     -    a product that is approved may be subject to restrictions on use;

     - the FDA can recall or withdraw approval of a product if problems arise; and

     - the Company will face similar regulatory issues in other countries, including countries of the European Union.

     The Company is currently seeking European Union marking approval for one serological test kit and it intends to apply for European Union marketing approval for four serological test kits. The Company currently anticipates receiving marketing approvals for all of Savyon's products by the end of fiscal 2003, of which there can be no assurance.

     Currently, the Company does not have any pending applications for approvals by the FDA.

     THE PRICE AND SALES OF THE COMPANY'S PRODUCTS MAY BE LIMITED BY HEALTH INSURANCE COVERAGE AND GOVERNMENT REGULATION.

     The Company's success in selling its products may depend in part on the extent to which health insurance companies, health maintenance organizations and government health administration authorities, such as Medicare and Medicaid, will reimburse end users for the cost of the products the Company provides. For example, in Israel, in which the Company makes approximately 80% of its sales, the reimbursement rates of third party health care reimbursement organizations range widely from 100% of certain products such as the hematology kits: PT Innovin, PTT Calcium and PTT Actin FS to nothing for other products such as the genetic kits: Gaucher 6MUT 24T or Bloom/Fanconi 48T. Although customers are required to pay the full price of the products regardless of whether or not they are reimbursed for such costs, the lack of reimbursement may reduce the demand for the Company's products. There can be no assurance that adequate health insurance, health maintenance organization and government coverage will be available to permit the Company's products to be sold at prices high enough for it to generate a profit. In certain countries, pricing or profitability of health care products is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government controls, and new proposals are likely to be made in the future.

     THE COMPANY'S BUSINESS COULD BE ADVERSELY AFFECTED IF IT LOSES THE SERVICES OF THE KEY PERSONNEL UPON WHOM IT DEPENDS.

     The Company depends upon the efforts of its chairman, Mr. Daniel Kropf, and of other senior executives, including Mr. Moshe Reuveni, Mr. Yacob Ofer, Mr. Luly Gurevich and Dr. Martin Lee. Mr. Kropf does not have an employment agreement. The Company's agreement for Mr. Reuveni's services is from January 1, 2003 and thereafter, subject to termination with three months' prior written notice served by either party. Mr. Ofer has an employment agreement which may be terminated upon six months prior written notice by either party. Mr. Gurevich has an employment agreement which terminates in December 2003. Dr. Lee's employment agreement with Savyon 2003 is subject to termination in the event that he ceases to be a substantial shareholder of Savyon 2003 and under certain other circumstances. Except for Dr. Lee, these executives are not covered by key man life insurance policies.

     The Company also depends upon its research and development personnel. Although the Company has been successful in attracting and retaining key management and technical personnel in the past and is not aware that any such personnel plan to leave the Company in the near future, the loss of any such key personnel and the inability to successfully recruit and retain additional highly skilled and experienced management and technical personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

     THE COMPANY IS DEPENDENT UPON INDEPENDENT SALES AGENTS, DISTRIBUTORS AND DEALERS.

     The Company markets and sells its products in part through networks of independent sales agents, distributors and dealers in certain countries. As a result, in fiscal 2001 and 2002, approximately 22% and 21% respectively of the Company's revenues were derived from the sales efforts of these sales agents, distributors and dealers.

     Sales to the Company's distributors in France, BMD -- Biomedical Diagnostics, and Germany, Hain Lifescience GMBH, accounted for approximately 4% and 6%, respectively of the Company's annual sales in 2001 and 2002. The Company has written distribution agreements with BMD and Hain that grants these companies the exclusive right to distribute the Company's products in France and Germany respectively for a period of one year, subject to automatic renewals unless the Company or the distributor elects not to continue in either case. These agreements do not require the distributors to purchase any minimum amounts of the Company's products.

     The Company also relies on its distributors to assist the Company in obtaining reimbursement and regulatory approvals in certain international markets. There can be no assurance that the Company's sales agents, distributors and dealers, some of which operate relatively small businesses, have the financial stability to assure their continuing presence in their markets. The inability of a sales agent, distributor or dealer to perform its obligations, or the cessation of business by a sales agent, distributor or dealer, could materially adversely affect the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to engage or retain qualified sales agents, distributors or dealers in each territory that it targets. The failure to engage or retain such sales agents, distributors or dealers in these territories would have a material adverse effect on the Company's business, financial condition and results of operations.

     A SIGNIFICANT PERCENTAGE OF TWO OF THE COMPANY'S SUBSIDIARIES' PRODUCTS ARE DEPENDENT ON CERTAIN PRINCIPAL SUPPLIERS

     During 2001 and 2002, purchases from one of Danyel's suppliers, Amersham Pharmacia Biotech AB ("Amersham"), accounted for 24% and 26% respectively, of the Company's annual cost of sales. In addition, during 2001 and 2002, purchases from one of the Gamidor Group's suppliers, Dade Behring, accounted for 12% and 13% respectively of the Company's annual cost of sales. A failure of such suppliers to continue to supply products to the Company will adversely affect its business and financial results.

     In general, Danyel's agreement with Amersham appoints Danyel as the exclusive distributor in Israel and certain related areas for Amersham's products and services in the field of applied genomics, cell biology and separation, subject to Danyel meeting certain minimum sales requirements. The agreement has an initial five year term ending December 31, 2003, and is subject to automatic renewal for successive three year periods unless either party elects to terminate the agreement upon not less than 12 months' notice prior to the expiration of the current term. No such termination notice has been give by either party. The Agreement may be terminated by Amersham for, among other reasons Danyel's failure to meet the minimum sales requirements.

     Effective as of January 2002, Amersham assigned its rights and obligations under the agreement to a third party subdistributor which has entered into an agreement with Danyel pursuant to which the subdistributor has agreed to honor Amersham's obligations to Danyel under the agreement for so long as the subdistributor continues to serve as such for Amersham.

     In general, Gamidor's agreement with Dade Behring appoints Gamidor as the exclusive distributor in Israel and certain related areas for certain of Dade Behring's diagnostic products, subject to Gamidor meeting certain minimum sales requirements. The agreement has an initial four year term ending October 31, 2003 and has been renewed for a further term ending October 31, 2006. The agreement may be terminated by Dade Behring if, among other reasons, Gamidor fails to meet the minimum sales requirements.

     In addition, certain other products distributed by the Company are obtained from a limited group of suppliers. The Company has no written agreements with some of these suppliers. The Company's reliance on a limited group of suppliers involves several risks, including a potential inability to obtain adequate supplies of certain products and reduced control over pricing and timely delivery of products. Although the Company believes that additional sources of supply are available, should one or more of such suppliers be unable to meet the Company's needs, there can be no assurance that supplies will be available on terms acceptable to the Company, or at all, and there can be no assurance as to the extent of delays which may be caused upon replacing such suppliers. An inability to obtain or significant delay in obtaining such products could have a material adverse effect on the Company.

     SALES TO ONE CUSTOMER ACCOUNT FOR A SIGNIFICANT PORTION OF THE COMPANY'S SALES AND THE LOSS OF THIS CUSTOMER COULD HAVE A MATERIAL ADVERSE AFFECT ON THE COMPANY'S BUSINESS AND FINANCIAL RESULTS

     Sales to the Maccabi Sick Fund ("Maccabi") in Israel accounted for 7% of the Company's annual sales during 2001, and 6% of such sales in 2002. The Company has a number of written agreements with Maccabi covering different products. Under these agreements, the Company has undertaken to charge Maccabi a fixed price for various products over a period of three to five years, provided that Maccabi purchases certain minimum quantities of such products from the Company. These agreements may be terminated by Maccabi at any time upon 30 days written notice to the Company. In addition, the Company has agreed to supply Maccabi with certain laboratory instrumentation on which the Company's products are used, which becomes the property of Maccabi at the end of a three or five year period so long as Maccabi has purchased the applicable minimum amount of products during this period.

     THE COMPANY MAY NEED STRATEGIC PARTNERS TO BE SUCCESSFUL.

     The Company anticipates that it may be necessary to enter into arrangements with corporate partners, licensees or others, in order to efficiently market, sell and distribute its products. These strategic partners may also be called upon to assist in the support of the Company's products, including participation in certain product development functions. As a result, the Company's success may be dependent in part upon the efforts of these third parties. There can be no assurance that the Company will be able to negotiate additional acceptable arrangements with strategic partners or that the Company will realize any meaningful revenues pursuant to these arrangements.

     USE OF GENOMIC INFORMATION TO DEVELOP OR COMMERCIALIZE PRODUCTS IS
     UNPROVEN.

     The development of new treatment and the diagnosis of disease based on genomic information is unproven. The business strategy of Savyon is based in part on the assumption that identifying and characterizing genes and sequencing select human genes and the genomes of select pathogens may help scientists to better understand complex disease processes and develop treatment for these diseases. There is limited understanding of the roles of genes in diseases. Few therapeutic vaccine or diagnostic products based on genomic information have been developed or commercialized. If Savyon fails to identify genes useful for the discovery and development of such products, or if strategic partners are unable to use the genomic information that Savyon provides to them to develop such products, Savyon's current and potential customers in the field may lose confidence in its products and the Company's business may suffer as a result.

     THE GENOMICS INDUSTRY IS INTENSELY COMPETITIVE AND EVOLVING.

     There is intense competition among entities attempting to sequence segments of the human genome to identify genes associated with specific diseases and to develop products and services based on these discoveries. Savyon has developed a patented molecular biology- based technology that enables the mass screening of genetic materials for mutations. Based on this technology, Savyon has developed over 15 diagnostic kits for carrier screening, pre-natal diagnosis, and predisposition screening of mutation carriers for a variety of genetic defects.

     Savyon's competitors in the field of genetic diagnostic tests have developed competing technologies for the screening of genetic materials for mutations. These competitors include many large and medium sized multi-national corporations, including Innogenetics, Third Wave Technologies, Myriad Genetics, Affymetrix, Orchid BioSciences and Roche. Savyon's indirect competitors in this field include numerous small scale laboratories. Although the Company is not aware of any published industry market share statistics, the Company estimates, based upon its knowledge of the industry, that Savyon's market share in this field represents a very small portion of the total market other than the Israeli market for genetic predisposition tests for gaucher and cystic fibrosis, for which Savyon does have a significant share of the market.

     Many of Savyon's competitors have substantially greater capital resources, sequencing capabilities, research and developmental staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than it. These competitors may discover, characterize or develop important genes, treatment targets or leads, treatment discovery technologies or treatments before Savyon or its customers or which are more effective than those developed by Savyon or its customers, or may obtain regulatory approvals of their treatments more rapidly than Savyon's customers do, or may develop techniques for genomic-based treatment discovery that are superior to those Savyon is developing and render its technologies non-competitive or obsolete even before they generate revenue, any of which could have a material adverse effect on any of the Company's similar programs. Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit Savyon's rights or the Company's customers' ability to use the Company's products to commercialize therapeutic, diagnostic or vaccine products.

     Savyon faces rapid technological change in the genomics-based diagnostic industry. This could result in the development of technologies by others for use in diagnostics and pharmacogenetics, which will be superior to Savyon's existing or future technologies.

     FUTURE ACQUISITIONS MAY ABSORB SIGNIFICANT RESOURCES AND MAY BE
     UNSUCCESSFUL.

     As part of the Company's strategy, it may pursue acquisitions, investments and other relationships and alliances. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity securities, and expenses that could have a material adverse effect on the Company's financial condition and results of operations. For example, to the extent that the Company elects to pay the purchase price for such acquisitions in ordinary shares, the issuance of additional shares will be dilutive to the Company's shareholders. Acquisitions involve numerous other risks, including:

     - difficulties integrating acquired technologies and personnel into the Company's business;

     -    diversion of management from daily operations;

     -    inability to obtain required financing on favorable terms;

     - entering new markets in which the Company has little or no previous experience;

     -    potential loss of key employees or customers of acquired companies;

     - assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and

     -    amortization of the intangible assets of the acquired companies.

     It may be difficult for the Company to complete these types of transactions quickly and to integrate the businesses efficiently into its current business. Any acquisitions or investments by the Company may ultimately have a negative impact on its business and financial condition.

                     RISKS RELATING TO OPERATIONS IN ISRAEL

     THE COMPANY HAS IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL, WHICH HAS HISTORICALLY EXPERIENCED MILITARY AND POLITICAL UNREST.

     The Company is incorporated under the laws of the State of Israel. The Company's principal research and development and manufacturing facilities are located in Israel and approximately 80% of the Company's revenues are derived from sales made in Israel. As a result, the Company is directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm the Company's business, operating results and financial condition.

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and, since September 2000, involving the Palestinian population, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel and companies based in Israel. Acts of random terrorism periodically occur which could affect the Company's operations or personnel. In addition, Israel, Israeli-based companies and companies doing business with Israel, have been the subject of an economic boycott by members of the Arab League and certain other predominantly Muslim countries since Israel's establishment. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, the Company cannot predict whether or in what manner these problems will be resolved. Also, since the end of September 2000, there has been a marked increase in the level of terrorism in Israel, which has significantly damaged both the Israeli economy and levels of foreign and local investment.

     In addition, certain of the Company's officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called up for active military duty at any time. All Israeli male citizens who have served in the army are subject to an obligation to perform reserve duty until they are between 45 and 54 years old, depending upon the nature of their military service. The Company has operated effectively under these requirements since its inception. The Company cannot predict the effect of such obligations in the future, however.

     EXCHANGE RATE FLUCTUATIONS AND INFLATION IN ISRAEL COULD ADVERSELY IMPACT THE COMPANY'S FINANCIAL RESULTS.

     Exchange rate fluctuations and inflation in Israel could adversely impact the Company's financial results. During the calendar years 2000, 2001 and 2002, the annual rate of inflation was approximately 0%, 1.4% and 6.5% respectively, while the NIS was devalued (appreciated) against the U.S. Dollar by approximately -(2.7)%, 9.3% and 7.3% respectively. Consequently, during the calendar years 2000, 2001 and 2002, the annual rate of inflation as adjusted for devaluation (appreciation) was approximately (2.7)%, 10.7% and 13.8% respectively.

     A substantial part of the Company's third party product distribution activities are conducted by its subsidiaries, the Gamidor Group and Danyel. The Gamidor Group's and Danyel's sales are quoted in NIS; however, their selling prices are based upon a price list which is quoted in the suppliers' original currencies, mainly Euros and U.S. Dollars. The price is then converted into NIS at the relevant exchange rate on the date of sale to the customer. This enables the Gamidor Group and Danyel to reduce exposure to losses from devaluations of the NIS in relation to such foreign currencies. The Gamidor Group's and Danyel's accounts receivables are, however, quoted in non-linked NIS and, consequently, inflation in Israel would have the effect of increasing their financial expenses.

     In addition, the Gamidor Group's and Danyel's accounts payable are mainly quoted in such foreign currencies and, consequently, any excess of a devaluation rate in the NIS in relation to such currencies over the inflation rate in Israel would have the effect of increasing the Company's financial expenses. Because the exchange rates between the NIS and the Yen, Euro, Swiss Franc and U.S. Dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company's profitability and period-to-period comparisons of the Company's results in U.S. Dollars.

     The Company's consolidated results of operations are, therefore, affected by several interrelated factors, including the rate of inflation in Israel, the devaluation of the NIS in relation to the primary foreign currencies relevant to the Company, including the U.S. Dollar the devaluation of relevant foreign currencies in relation to the U.S. Dollar and, the extent to which the Company holds assets and liabilities in foreign currencies. Similarly, the relationship between the Company's monetary assets and liabilities in U.S. Dollars and NIS and whether these are linked to foreign currencies or price indices also affect financial results.

     PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT AN ACQUISITION OF THE COMPANY, WHICH COULD PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF THE COMPANY'S SHARES.

     Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of the Company. The new Israeli Companies Law, which governs Israeli corporations, does not contain provisions that deal specifically with a merger that allows for the elimination of minority shareholders. Various provisions that deal with "arrangements" between a company and its shareholders have been used, however, to effect squeeze-out mergers. These generally require that the merger be approved by at least 75 percent of the shareholders present and voting on the proposed merger, at a shareholders' meeting that has been called on at least 21 days' advance notice. In addition to shareholder approval, court approval of the merger may be required, which entails further delay and the need to obtain a discretionary approval. Moreover, a merger may not be completed unless at least 70 days have passed from the time that the requisite approvals of the merger by each of the merging entities have been filed with the Israeli Registrar of Companies. Alternatively, the acquirer can cause minority shareholders to sell their shares if it acquires at least 90 percent of all outstanding shares (excluding shares held by the acquirer prior to the acquisition) and none of the minority shareholders successfully seeks to block the acquisition in court.

     The new Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the new Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company. Here too there is an exception, if someone else is already a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside Israel if, according to the law of the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. However, under the Companies Law, if following any acquisition of shares the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if, by doing so, the acquirer would own more than 90% of the shares of the target company.

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

                 RISKS RELATED TO THE COMPANY'S ORDINARY SHARES

     THE COMPANY'S SHARES PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL SHAREHOLDERS.

     The market price of the Company's ordinary shares ranged between a high sales price of $0.68 and a low sales price of $0.20 during 2002 and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control:

     - actual or anticipated variations in the Company's quarterly operating results;

     - announcements of technological innovations or new products or services or new pricing practices by the Company or its competitors;

     - changes in United States and other countries' government regulations relating to approval of the Company's products;

     -    results of regulatory inspections;

     - the status of patents and proprietary rights relevant to the Company's products that are developed by the Company or its competitors;

     -    increased market share penetration by the Company's competitors;

     - announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     -    additions or departures of key personnel; and

     -    sales of additional ordinary shares.

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

     AN INVESTOR SHOULD NOT RELY ON AN INVESTMENT IN THE COMPANY IF SUCH INVESTOR REQUIRES DIVIDEND INCOME; THE ONLY RETURN THAT SUCH INVESTOR MAY RECEIVE MAY COME FROM THE APPRECIATION, IF ANY, IN THE VALUE OF THE COMPANY'S ORDINARY SHARES.

     The Company has not paid cash dividends on its ordinary shares in the past and has no plans to pay such dividends in the future. However, the Company does not rule out the possibility of paying such dividends in the future in the appropriate circumstances. An investor should not rely on an investment in the Company if such investor requires dividend income; the only return that such investor may receive may come from the appreciation, if any, in the value of the Company's ordinary shares. In determining whether to pay dividends, the Company's board of directors will consider many factors, including its earnings, capital requirements and financial condition. In addition, under Israeli law, the Company may only pay cash dividends in any fiscal year from its profits, if any, as calculated under Israeli law.

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

     The Company has agreed to register for resale by Gamida the 3,891,259 ordinary shares owned by it. This registration will also cover resales of these securities by United Mizrahi Bank in the event that the Bank exercises its right to dispose of these shares following a default by Gamida on its loan. Once the registration statement is effective, these shares may be resold without the volume restriction to which they are currently subject.

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

     In April 1991, the Company acquired Diatech Diagnostica Inc., a Delaware Corporation ("DDI"), and its wholly-owned Israeli subsidiary, Diatech Diagnostica Ltd. ("Diatech Israel"), a medical diagnostic kits manufacturer.

     In October 1991, the Company consolidated the operations of Diatech Israel with those of the Company's subsidiary Savyon.

     In March 1993, the Company established a 51% indirectly-owned Israeli subsidiary, Savyon Yaron Diagnostics Marketing Ltd. ("Savyon Yaron"), in order to distribute medical diagnostic products produced by the Company and by other manufacturers. The Company's 51% interest was issued to Savyon, the other 49% of the shares being held by Yaron Chemicals Ltd. Savyon transferred its entire 51% shareholding to Gamidor Diagnostics for nil consideration in October 2000. Then, in July 2001, Gamidor Diagnostics acquired the whole of Yaron Chemicals Ltd.'s 49% interest, again for nil consideration. Gamidor Diagnostics has since undertaken the business of Savyon Yaron, which as a result has become a dormant company.

     In June 1993, the Company acquired Immunotech Corp. ("Immunotech"), a privately-owned medical diagnostic kits manufacturer located in Boston, Massachusetts. The Company subsequently changed the corporate name of Immunotech to Diatech Diagnostics Inc. ("Diatech Inc.").

     In January 1995, the Company acquired 50% of Gamidor Limited, a United Kingdom company ("Gamidor UK") engaged in the distribution and marketing of medical diagnostic products and laboratory systems and equipment. The remaining shares of Gamidor UK were owned by Gamida Trading Limited (formerly Eryphile Trading Ltd.), an affiliate of Gamida.

     In April 1997, the Company acquired Gamida-Gen Marketing (1979) Ltd. (at the time of acquisition known as Gamidor Ltd.), an Israeli private company engaged in providing products and services to clinical laboratories and in the molecular biology field in Israel.

     Effective February 1998, the Company completed a one-for-four share consolidation of its ordinary shares.

     In June 1998, the Company sold the majority of Diatech Inc.'s medical diagnostic product lines to an Irish company and subsequently discontinued Diatech Inc.'s operations. Diatech Inc. was dissolved effective December 31, 1998.

     In December 1998, the Company transferred all of its shares of Gamidor UK to the Company's principal shareholder Gamida and acquired one half of Gamidor UK's remaining shareholding in Gamidor Diagnostics Limited ("Gamidor Diagnostics UK"), formerly one of Gamidor UK's wholly-owned subsidiaries, but by that time owned as to 52% by an unaffiliated third party (the "Purchaser"). Such shareholding was subject to put and call options in favour of the Company and the Purchaser respectively, and the Purchaser has since exercised such call options in full.

     In January 1999, the Company established Danyel, an Israeli company engaged in the marketing and distribution to biotechnology researchers in Israel of products in the fields of applied genomics and cell biology and separation. As part of the establishment process, the Company sold fixed assets and inventory to Danyel for a purchase price of approximately $125 thousand, which represents the book value of the assets transferred as of January 1, 1999. The Company had no capital expenditures in the establishment of Danyel. The Company owns 80% of Danyel and the balance is owned by its general manager (through a company under his control).

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

     In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen Ltd. ("GamidaGen"), formerly controlled by Gamida (see Item 7 below), in consideration for the issuance of 1,000,000 of the Company's ordinary shares to the shareholders of GamidaGen. GamidaGen's aggregate outstanding debts to third parties (including banks) amounted to approximately $0.7 million, in addition to approximately $0.3 million owed to the Company. As part of the acquisition the Company agreed, subject to certain conditions, which have not yet materialized, to guarantee $275,000 of GamidaGen's obligations to an Israeli bank included in the above sum of third party debts.

     The Company transferred all of the GamidaGen shares to Savyon. The purpose of this transfer was to consolidate the operations of the two companies in order to achieve operating efficiencies by combining the facilities and the administrative, sales and research and development personnel of the two companies. Both companies legally merged as of December 31, 2001, such merger still being subject to the approval of the Israeli tax authorities and Companies Registrar (see above - "Introduction").

     During October 2001, following the approval of the Company's annual meeting of shareholders, the Company issued 2,000,000 additional ordinary shares to Gamida by means of a private placement. The proceeds amounted to $1.58 million.

In 2002, the Company filed a registration statement in the United States to register shares held by Gamida, as part of the pledge to the United Mizrahi bank (see above - "D. Risk factors - Risks Related To The Company's Ordinary Shares") as well as shares issued to the remaining shareholders of Gamida Gen. For additional information concerning important events in the development of the Company's business, see Item 7. "Major Shareholders and Related Party Transactions - B. Related Party and Inter-Company Transactions."

RECENT DEVELOPMENTS

     PROCOGNIA FINANCING

     In January 2000, the Company established Procognia (Israel) (formerly known as Glycodata) with an initial investment of $600,000, and subsequently transferred the Company's glycobiology research and development project into

Procognia (Israel). During the second half of 2000, Procognia (Israel) effected a private placement of its equity securities to unaffiliated third party investors, raising an aggregate of $2,500,000, payable in installments, for approximately 28.14% of the share capital of Procognia (Israel) (allotted as 2,500,000 preferred shares). At the end of 2001, the third party investors granted convertible loans amounting to $2 million.

In April 2002, Procognia Israel secured $14.3 million in a second round of financing, of which $1.25 million was through the conversion of existing shareholders' loans. $0.75 million of this financing was used to repay further such shareholders' loans. For the purposes of this financing, a newly organized company registered in England, Procognia Ltd., acquired 100% ownership of Procognia (Israel), in consideration for which the Company, as well as another existing Procognia (Israel) shareholder, received ordinary shares of Procognia in exchange for their Procognia (Israel) shares, while the subsequent investors received preferred shares carrying certain dividend and liquidation preferences and veto rights. Following the April 2002 financing, various funds managed by Apax Partners Europe became the principal shareholders of Procognia owning in the aggregate approximately 37% of Procognia's share capital.

During December 2002, Procognia entered into an agreement to acquire another company, Sense Proteomic Ltd., in a share exchange transaction. In connection with this acquisition, Procognia completed a $4 million round of financing from certain of its shareholders other than Healthcare. Following the completion of these transactions, the Company's ownership interest in Procognia decreased from 14.4% to 11.5%, on a fully diluted basis. Healthcare has the right to nominate one of Procognia's seven directors.

As a result of such financing of Procognia, Healthcare recorded a capital gain for the second quarter of fiscal 2002 of approximately $1.4 million.

ESTABLISHMENT OF SAVYON 2003

     On December 31, 2002, the Company and Pronto entered into an agreement with Dr. Martin Lee, to establish Savyon Diagnostic Products (2003) Ltd. or "Savyon 2003", a newly organized Israeli company, for acquiring Pronto's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million. In January 2003, Savyon changed its name to "Pronto Diagnostics Ltd." and Savyon 2003 changed its name to "Savyon Diagnostics Ltd." Pronto continues to own and operate its clinical laboratory genetic diagnostics business.

     The Company and Dr. Lee respectively own fifty percent of the newly organized company. Each of them has the right to appoint three members of the board of directors of this company. Dr. Lee is the chief executive officer and Mr. Daniel Kropf is the chairman of the board.

     The purchase price is payable as follows: $770,000 was paid during January 2003, $430,000 was paid on April 15, 2003 and the remaining $700,000 is being paid in 35 monthly installments of $20,000 each.

     In connection with the transaction, Dr. Lee agreed to loan Savyon 2003 $1.2 million to be used to pay a portion of the $1.9 million purchase price to Pronto. These funds were in fact loaned to Savyon 2003 by Dr. Lee and have been received by Savyon in partial payment of such purchase price. The loan bears an interest rate of libor plus 1.75% and has no fixed repayment date. Dr. Lee was not a related party at the time of the transaction and therefore the Company has consequently treated the loan as a net cash flow from financial operations.

     The purchase agreement provides for certain buy and sell provisions, rights of first refusal and co-sale rights with respect to the shares of the new company. The agreement also provides that the new company will provide certain manufacturing services to the Company.

     Effective as of January 1, 2003, the results of Savyon 2003 are included in the Company's consolidated financial statements on a proportionate consolidation basis. The excess of the purchase price over the book value of the assets and knowhow that were transferred to Savyon 2003 amounted to approximately $268 thousand and was recorded as additional paid in capital.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The following is a table of the Company's principal capital expenditures for the last three years.

                          in thousands of U.S. Dollars
                          ----------------------------
                                          2002            2001             2000
                                          ----            ----             ----
Fixed Assets                               840             834              989
Patents, know-how, trademarks               38              40              131
                                          ----            ----            -----
Total                                      840             834            1,120
                                          ====            ====            =====

     For information concerning material acquisitions and divestitures of business interests by the Company since the beginning of fiscal 2000, see Item
4. "Information On The Company - A. History and Development of the Company - Recent Developments" and Item 7. "Major Shareholders and Related Party Transactions".

          B.   BUSINESS OVERVIEW

GENERAL

     The Company specializes in the development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Company is also engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans, including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases that are prevalent in the Jewish population, and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases.

     In addition, through the Company's investment in Procognia (Israel), the Company has been involved in the design of glycobiology-based tools for treatment discovery and development and bioinformatics.

     The Company distributes its own products as well as products from other manufacturers, including some of the leading in vitro diagnostics and scientific companies in the world (such as Dade- Behring and Amersham), which enhances the Company's international commercial contacts and access to marketing know-how and expertise. The Company also believes it is well placed in Israel's scientific community, particularly in the biotechnology sector, which allows for opportunities to participate in investment and scientific cooperation with others seeking commercial implementations for their technological achievements.

     By being both a developer and distributor of products, the Company believes it is well situated to gain an understanding of the needs of the market. The Company further believes that this position also creates opportunities for strategic partnerships in marketing and joint manufacturing. The Company remains focused on streamlining and consolidating its business operations in Israel.

     As a result of its vertical integration, the Company is able to develop new products based on market needs identified by the Company's in-field sales force, test the release of new products in Israel and internationally, commercially manufacture such products in highly regulated production facilities and then market the products worldwide using its international network of distributors. The Company believes that this approach makes it attractive to third parties in need of diagnostic test marketing and distribution, as well as to third parties in need of contract research and development and/or manufacturing services.

     On December 31, 2002, the Company and Pronto entered into an agreement with Dr. Martin Lee to establish Savyon 2003, a newly organized Israeli company, to acquire Pronto's clinical laboratory diagnostics business. The Company and Dr. Lee each own fifty percent of Savyon 2003, and Dr. Lee has been appointed as its chief executive officer. In January 2003, Savyon changed its name to "Pronto Diagnostics Ltd." and Savyon 2003 changed its name to "Savyon Diagnostics Ltd." See Item 4 - "Information on the Company --A. History and Development of the Company--Recent Developments."

MANUFACTURING - SAVYON - www.savyondiagnostics.com

     The manufacturing activities of the Company are primarily conducted by Savyon.

     The Company believes that Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on study conducted by Froste & Salive, which indicated that Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999." The belief is further based on the fact that the Company's sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately $2.4 million, $2.7 million and $2.5 million in 2000, 2001 and 2002, respectively, and to the best of Savyon's knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon's market share relatively unchanged. Savyon also manufactures immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays. Savyon focuses on specific segments of the clinical diagnostics market and is positioned to identify ideas and turn them into marketable products. Savyon provides quality diagnostic tools to laboratory professionals and point of care locations in Israel and worldwide. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the over-the-counter market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the in vitro diagnostics healthcare field. Savyon manufactures sophisticated immunoassays for antibodies detection of certain pathogens of sexually transmitted diseases (STD), particularly for the serological diagnosis of chlamydial infections, and respiratory tract infections (RTI) and sophisticated devices for the detection of urinary tract infections (UTI). Savyon operates under the quality standards of ISO 9001 and EN 46001 and currently produces its diagnostic kits for the detection of certain sexually transmitted diseases and other infectious diseases at its Ashdod facility and purchases packaging and reagents for its kits from outside suppliers. Savyon has not experienced any difficulty in obtaining supplies to date, there being many available suppliers including chemical companies for reagents and antibodies and for other supplies.

     During the past three fiscal years, the main categories of products manufactured by Savyon have been medical diagnostic kits and related products. Savyon's current products include enzyme linked immunosorbent assay (ELISA) test kits, micro-immunofluorescence techniques (MIF), immuno peroxidase assays (IPA), Uriscreen(TM) - a rapid screening tool for over-the-counter and point of care testing, and rapid tests for the diagnosis of certain infectious diseases. As established above, Savyon believes it is a market leader in the sero-diagnosis of chlamydial infections. Savyon's products are used by medical laboratories, physicians, other healthcare providers and research laboratories worldwide.

     Following the acquisition of GamidaGen in January 2001, Savyon has also been engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans (some cancers, thrombosis, cystic fibrosis and certain other diseases), facilitating early diagnosis, treatment or medical intervention. GamidaGen developed Pronto(TM), a molecular biology based technology for the detection of single nucleotide polymorphisms (SNPs) that is currently used for genetic screening and testing of certain human genetic disorders.

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

     In general, EIAs require reagents to be mixed in discrete steps and, at some point during the assay, involve a physical separation of antibody bound from excess enzyme reagent. Several technologies exist for this separation step.

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

     Savyon manufactures highly specific immunoassays, SeroCT(TM), SeroCP(TM) and SeroCP Quant, that are utilized for the detection of antibodies specific to chlamydia. Chlamydia is an intracellular bacterium that causes acute and chronic respiratory and sexually transmitted diseases in mammalian and avian species. There are four types of chlamydia: C. trachomatis, C. pneumoniac, C. psittaci and C. pecorum. Chlamydia trachomatis is one of the most common causes of sexually transmitted diseases in the world. It is mostly asymptomatic and therefore difficult to diagnose. This pathogen requires accurate diagnosis and specific treatment with antibiotics. Its related complications, which may occur if it is improperly diagnosed and consequently mistreated, include trachoma, pelvic inflammatory disease, mechanical infertility (adhesions of the fallopian tubes) and respiratory disorders or eye infections to the newborn of infected mothers. Chlamydia is a major cause of pneumonia and it is also associated with upper and lower respiratory tract infection.

     Savyon also manufactures SeroFIA(TM) Chlamydia IgG, IgA and IgM diagnostic kits, which are based on the MIF assay methodology. This method uses a U.V. fluorescence microscope for the detection of "fluorescence staining" of glass slides fixed with chlamydia particles onto which the human antiserum to be tested is applied, followed by a specific fluorescent probe. This assay methodology is considered to be the gold standard in chlamydia serology. The MIF technique allows for differential determination of chlamydia pneumoniae, trachomatis and psittaci antibodies in human serum.

     Savyon also markets a panel of SeroHSV kits, which include the SeroHSV1(TM), SeroHSV2(TM), SeroHSV(TM) IgG and SeroHSV(TM) IgM diagnostic kits. Such panel includes ELISA based assays designed to enable the detection of antibodies to the herpes simplex virus (HSV), a widely spread pathogen associated with a variety of diseases (SeroHSV(TM) IgG, SeroHSV(TM) IgM). Such panel also includes highly specific self-confirmatory assays designed to enable semi-quantitative determination of antibodies of HSV type 1 (SeroHSV1(TM)) also known as herpes labialis, associated with "cold sores", and antibodies of HSV type 2 (SeroHSV2(TM)) commonly known as herpes genitalis.

     In addition, Savyon manufactures SeroMP(TM) IgG, IgM & IgA diagnostic kits for the serological diagnosis of mycoplasma pneumoniae infections, one of the leading causes of atypical pneumonia. The test kits are based on M. pneumoniae membrane proteins and improve the diagnostic value of M. pneumoniae infection (more specifically, identification of the phase of disease) by enabling the specific detection and differential determination of the M. pneumoniae IgG, IgM and IgA antibodies. The test kits further provide semi-quantitative results for easier interpretation and follow up.

     SeroPertussis(TM) is a product line launched during the year 2001. Whooping cough (pertussis) is a highly contagious bacterial respiratory tract infection associated with bordetella pertussis bacilli. Pertussis is an endemic disease, but epidemics occur every 3 - 5 years. In the USA, 5000 - 7000 cases are reported each year. The incidence of pertussis has been greatly reduced by mass vaccination; however, even in countries with high vaccination coverage, the disease is re-merging. Worldwide, nearly 50 million cases of pertussis are diagnosed annually and about 350,000 people die of the disease.

     In order to improve the diagnostic value of bordetella pertussis infection, Savyon has developed the SeroPertussis(TM) IgA/IgM and IgG kits. The kits utilize specifically enriched fraction as antigens, allowing sensitive detection of IgA and/or IgM antibodies and the semi-quantitative determination of IgG antibodies to bordetella pertussis, thus enabling immune response follow-up of patients and determination of their immune status.

     Savyon also markets the Quickstripe(TM) product line, which is produced by other manufacturers. The QuickStripe(TM) tests are rapid, quantitative one-step systems based on immuno-chromatographic technology. QuickStripe (TM) tests consist of a compact cassette-like plastic card which includes the components required to run the test, including a built-in procedural control to enable accurate results. QuickStripe(TM) tests are easy to use, require no instrumentation or procedures other than adding the sample to be tested to the kit and are therefore particularly suitable for use in physicians' offices, hospital emergency rooms and urgent cases. QuickStripe(TM) test results are usually obtained within less then an hour, and generally provide a "positive/negative" result.

     In addition, Savyon manufactures and markets a rapid test for the detection of HIV 1 & 2 antibodies in serum or plasma based on the AIDS virus protein, produced by genetic engineering technology.

     Savyon also manufactures Uriscreen(TM), a test kit for the rapid screening of urinary tract infections which is an easy-to-use, inexpensive and highly sensitive test that can be carried out in a few minutes. The Uriscreen(TM) is based upon a catalase-based enzyme test which allows for rapid screening as compared with the traditional culture-based tests involving waiting periods of 24-48 hours.

Savyon developed and manufactured the Diaslide(R) for the culturing of bacteria from urine and identification of urinary tract infections (UTIs). In September 2002, Savyon sold the Diaslide manufacturing line for a purchase price of approximately $300,000 and recorded a capital gain of approximately $83,000 from this sale.

     The following charts summarize Savyon's principal commercial diagnostic products:

--------------------------------------------------------------------------------
                      SEXUALLY TRANSMITTED DISEASES (STDs)
--------------------------------------------------------------------------------
PRODUCT                                  DESCRIPTION
--------------------------------------------------------------------------------
SeroCT(TM) IgG, IgA     A peptide based enzyme-linked immunosorbent assay for
                        the specific detection of IgG or IgA antibodies species
                        specific to chlamydia trachomatis in human serum.
--------------------------------------------------------------------------------
SeroFIA(TM)             An immunofluorescence assay for the detection of IgG or
Chlamydia  IgG,         IgM or IgA antibodies specific to C. trachomatis,
IgM, IgA                C. pneumoniae and C. psittaci in human serum.
--------------------------------------------------------------------------------
SeroELISA(TM)           An enzyme-linked immunosorbent assay for the detection
Chlamydia IgG,          of IgG or IgA or True IgM antibodies specific to
IgA, TRUE-IgM           chlamydia.
--------------------------------------------------------------------------------
SeroHSV(TM) IgG         An enzyme-linked immunosorbent assay for the
                        semi-quantitative determination of specific IgG
                        antibodies to herpes simplex virus type 1 and/or 2 in
                        human serum.
--------------------------------------------------------------------------------
SeroHSV(TM) IgM         An enzyme-linked immunosorbent assay for the
                        qualitative detection of specific IgM antibodies to
                        herpes simplex virus type 1 or 2 in human serum.
--------------------------------------------------------------------------------
SeroHSV1(TM)            A competition based enzyme-linked immunosorbent assay
                        for the qualitative detection of specific antibodies
                        to herpes simplex virus type 1 in human serum.
--------------------------------------------------------------------------------
SeroHSV2(TM)            A competition based enzyme-linked immunosorbent assay
                        for the qualitative detection of specific antibodies
                        to herpes simplex virus type 2 in human serum.
--------------------------------------------------------------------------------
HIVSav 1&2 Rapid        A rapid test for the qualitative detection of antibodies
SeroTest(TM)            to human immunodeficiency virus (HIV) 1&2 in human serum
                        or plasma.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                       RESPIRATORY TRACT INFECTIONS (RTIs)
--------------------------------------------------------------------------------
PRODUCT                                  DESCRIPTION
--------------------------------------------------------------------------------
SeroCP(TM)              An enzyme-linked immunosorbent assay for the
IgG,IgM,IgA             qualitative detection of IgG or IgM or IgA antibodies
                        specific to C. pneumoniae in human serum.

--------------------------------------------------------------------------------
                       RESPIRATORY TRACT INFECTIONS (RTIs)
--------------------------------------------------------------------------------
PRODUCT                                  DESCRIPTION
--------------------------------------------------------------------------------
SeroCP Quant IgG,       An enzyme-linked immunosorbent assay for the
IgA                     semi-quantitative determination of IgG or IgA antibodies
                        specific to C. pneumoniae in human serum.
--------------------------------------------------------------------------------
SeroMP(TM) IgG,         An enzyme-linked immunosorbent assay for
IgM, IgA                the detection of IgG or IgM or IgA antibodies specific
                        to mycoplasma pneumoniae in human serum.
--------------------------------------------------------------------------------
SeroPertussis(TM)       An enzyme-linked immunosorbent assay for the
IgA/IgM, IgG            semi-quantitative detection of IgG antibodies and
                        IgA/IgM antibodies specific to bordetella pertussis in
                        human serum.
--------------------------------------------------------------------------------
SeroFIA(TM)             An immunofluorescence assay for the detection of IgG or
Chlamydia IgG,          IgA or IgM antibodies specific to C. pneumoniae,
IgM, IgA *              C. trachomatis and C. psittaci in human serum.
--------------------------------------------------------------------------------
SeroELISA(TM)           An enzyme-linked immunosorbent assay for the detection
Chlamydia               of IgG or IgA or True IgM  antibodies specific to
IgG, IgA, TRUE-IgM *    chlamydia.
--------------------------------------------------------------------------------

     * Savyon's SeroFIA(TM) Chlamydia and SeroELISA(TM) Chlamydia kits may be used for the diagnosis of both STDs as well as for the diagnosis of RTIs.


--------------------------------------------------------------------------------
                         URINARY TRACT INFECTIONS (UTIS)
--------------------------------------------------------------------------------
PRODUCT                                 DESCRIPTION
--------------------------------------------------------------------------------
URISCREEN(TM)           A rapid UTI screening test for bacteria and the presence
                        of somatic cells in human urine.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                 QUICKSTRIPE(TM)
--------------------------------------------------------------------------------
PRODUCT                                    DESCRIPTION
--------------------------------------------------------------------------------
Strep A                 A rapid, visual assay for the detection of
                        streptococcal Group A antigen from throat swabs.
--------------------------------------------------------------------------------
Hepatitis B             A rapid, visual assay for the detection of hepatitis
                        B surface antigen (HbsAg) in human serum. hepatitis B
                        affects the liver, can be fatal and is transmitted
                        either through sexual contact or by infected blood.
--------------------------------------------------------------------------------
Chlamydia Ag            A rapid, visual assay for the detection of chlamydia
                        trachomatis antigen in endocervical, urethral, or male
                        urine specimens.
--------------------------------------------------------------------------------
Hcg                     A rapid, visual assay for the detection of human
                        chorionic gonadotropin (hCG) in human serum or urine (a
                        pregnancy testing kit).
--------------------------------------------------------------------------------
H. Pylori               A rapid, two-step assay for the detection of
                        antibodies to helicobacter pylori (a bacterium
                        correlated with the development of stomach ulcers and
                        stomach cancer) in human serum, plasma or whole blood.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 QUICKSTRIPE(TM)
--------------------------------------------------------------------------------
PRODUCT                                    DESCRIPTION
--------------------------------------------------------------------------------
Dengue IgG              A rapid, visual assay for the detection of IgG
                        antibodies to dengue in human serum, plasma or whole
                        blood.
--------------------------------------------------------------------------------
PregnanStick(TM)        A rapid, visual assay for the detection of human
                        chorionic gonadotropin (hCG) in human serum or urine (a
                        pregnancy testing kit).
--------------------------------------------------------------------------------

SAVYON - TECHNOLOGY AND PRODUCTS FOR GENETIC SCREENING AND TESTING

     The proprietary ProntoTM technology for the rapid detection of point mutations and SNPs in DNA sequences is an accurate, user friendly, ELISA-based technology, suitable for medium and large scale screening. This molecular biology based technology enables the mass screening of genetic material for mutations, and has applications in many fields, including human healthcare, pharmacogenomics research and agriculture. Based on this technology, Savyon has developed over 15 diagnostic kits for carrier-screening, pre-natal diagnosis, and a selection of genetic pre-disposition to certain diseases.

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

     Savyon has developed pre-disposition tests for certain diseases. Among these is a three-kit panel which tests for mutations in genes associated with pre-disposition to thrombosis, namely Factor V Leiden ("Factor V"), which is the most common hereditary blood coagulation disorder in the United States, the prothrombin ("Factor II") mutation 20210A, which is a major risk factor for venous thrombosis and certain arterial thrombotic conditions and the methylenetetrahydrofolate reductase mutation 677C>T ("MTHFR") (The sales of these products in certain territiories is currently subject to the completion of negotiations with third parties for certain intellectual property rights). People with even one copy of the mutated Factor II or Factor V gene may have an increased likelihood of thrombotic events. Such likelihood may be increased further in smokers, women taking birth-control pills and people who undergo major operations; thus, awareness of the existence of these mutations promotes preventive therapy. Savyon has developed other tests associated with pre-disposition to other diseases such as hemochromatosis (iron overload), screening kits for familial mediterranean fever, breast and ovarian cancer and colorectal cancer and a genotyping kit for Apo E (a gene correlated with pre-disposition to Alzheimer's disease).

     Savyon's products in this field are intended for clinical laboratories carrying out diagnosis of a variety of genetic defects and, in particular, for Israeli, Arab, Jewish and ethnic European populations. In addition, Savyon's products are used in clinical laboratories performing pre-disposition testing (thrombosis, hemochromatosis, certain cancers and several other diseases and conditions).

     The following charts summarize Savyon's principal commercial products for genetic screening and testing:

--------------------------------------------------------------------------------
                    CARRIER SCREENING AND PRE-NATAL DIAGNOSIS
--------------------------------------------------------------------------------
PRODUCT                          ASSOCIATED DISEASE GENE
--------------------------------------------------------------------------------
Gaucher          Gaucher (glucocerebrosidase)
--------------------------------------------------------------------------------
FMF              Familial Mediterranean Fever (Pyrin)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                    CARRIER SCREENING AND PRE-NATAL DIAGNOSIS
--------------------------------------------------------------------------------
PRODUCT                               ASSOCIATED DISEASE GENE
--------------------------------------------------------------------------------
Canavan                 Canavan (Aspartoacylase)
--------------------------------------------------------------------------------
Bloom/Fanconi           Bloom's syndrome (BLM); Fanconi Anemia C (FACC)
--------------------------------------------------------------------------------
CF Basic; CF Open; CF   Cystic Fibrosis (CFTR)
Euro 1
--------------------------------------------------------------------------------
FD                      Familial Dysautonomia (IKBKAP)
--------------------------------------------------------------------------------
2 GeneScreen            Mucolipidosis type IV (ML IV), Niemann-Pick types A+B
--------------------------------------------------------------------------------
4 GeneScreen            Canavan, BLM, FACC, FD
--------------------------------------------------------------------------------
Tay Sachs               Tay Sachs (hexosaminidase)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                       GENETIC PRE-DISPOSITION TO DISEASE
--------------------------------------------------------------------------------
PRODUCT                               ASSOCIATED DISEASE GENE
--------------------------------------------------------------------------------
Brca                    Pre-disposition to breast cancer and ovarian cancer
                        (Brca1, Brca2)
--------------------------------------------------------------------------------
ApoE                    Hyper-cholesterolemia (Apolipoprotein E)
--------------------------------------------------------------------------------
APC                     Pre-disposition to colorectal cancer
--------------------------------------------------------------------------------
ThromboRisk(TM)         Increased risk of thrombosis (Factor V, Factor II,
                        MTHFR)
--------------------------------------------------------------------------------
Factor V                Increased risk of thrombosis
--------------------------------------------------------------------------------
MTHFR                   Increased risk of thrombosis
--------------------------------------------------------------------------------
Factor II /             Increased risk of thrombosis
Prothrombin
--------------------------------------------------------------------------------
Hemochromatosis         Hemochromatosis\ iron overload (HFE)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                 DNA EXTRACTION
--------------------------------------------------------------------------------
PRODUCT                                 USAGE
--------------------------------------------------------------------------------
DNA extraction kit      Rapid DNA extraction for use in diagnostics and research
(from human whole       laboratories
 blood)
--------------------------------------------------------------------------------

     In February 2002, Savyon and ProChon Biotech Ltd. ("ProChon"), the developer of fibroblast growth-factor FGFR based therapeutics, entered into a collaboration agreement for the development and commercialization of a genetic kit, - FibroTest(TM), for the diagnosis of mutations associated with forms of bladder cancer. These mutations, prevalent in inherited skeletal disorders, have been linked to tumor progression and prognosis in several types of cancer, including bladder carcinoma, cervical and colorectal carcinomas and multiple myeloma. Under the agreement, Savyon is responsible for prototype kit development and for manufacturing, while Prochon will undertake clinical development and have exclusive worldwide rights for the commercialization of the kit. During 2003, the prototype kit will undergo a clinical evaluation in an Israeli hospital.

     Savyon is developing with Aferrix Ltd. the FeRisk(TM) test, a novel assay for non-transferring bound iron. FeRisk(TM) is intended to become a standard in the screening, diagnosis and follow-up of hereditary hemochromatosis patients, as well as others who suffer from iron overload.

RESEARCH AND DEVELOPMENTS -SAVYON AND PROCOGNIA

     The Company is engaged in certain research and development activities as detailed below.

     Savyon's research and development activities include certain new projects in the serological diagnosis field.

     Procognia, in which the Company retains an 11.5% investment, is engaged in the development of tools for the discovery and development of glyco-molecule-based treatments using innovative and integrated platform technologies, which involve biochips, glycobiology, chemistry, algorithms, software and databases.

PATENTS

     The Company's policy generally is to secure patent and design protection for significant aspects of its products and technologies, as well as contractual obligations - including confidentiality and proprietary rights undertakings - with employees and distributors. There can be no assurance as to the degree of protection these measures may or will afford.

     The Company is actively involved in research and has secured or is seeking patent and trademark protection for various aspects of its developments.

     In the genetic field, the Company has six granted patents that it utilizes in producing its products and four pending patent applications. The patents are registered for methods of single nucleotide primer extension and kits therefor of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefor and of characterizing GC-rich nucleic acid sequences. These methods relate to the Company's ProntoTM genetic test products line. Three of the granted patents are registered in Israel , two granted patents are registered in the United States and one granted patent is registered in Europe (national phase). All of them expire during 2012 to 2014. In addition, the Company has patent applications pending for these methods in the USA, Japan and Canada (two pending applications).

     In the serologic field, the Company has four pending patent applications regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays. These patents are used in the production of the Company's Sero CT diagnostic test kit products. Three of the pending patent applications are registered in the United States, Europe and Japan respectively and one patent application is in an International Procedure (PCT).

     In both the genetic and the serologic fields, the Company has certain other granted patents and applications for patents that are not utilized by it for its products, will probably not be used in the future and, therefore, will not be renewed.

     There can be no assurance that patent applications will result in issued patents or that patents will not be circumvented or invalidated or that, if granted, they will provide any material benefit to the Company. The Company may be adversely affected by the costs of or delays in any litigation which may be required to protect patents and there can be no assurance that the Company will ultimately be successful in any such litigation. There can be no assurance as to the risk of infringing the patent rights of others.

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

     MARKETING AND SALES - GAMIDOR GROUP, DANYEL AND SAVYON

     The Company's marketing and sales activities in Israel are conducted by the Gamidor Group in the fields of clinical diagnostic laboratories and laboratories in general and by Danyel in the field of biotech research. The Company's sales and marketing activities worldwide (other than in Israel) are conducted by Savyon.

     MARKETING AND SALES IN ISRAEL

     CLINICAL DIAGNOSTICS LABORATORIES - GAMIDOR GROUP - www.gamidor.com

     The Company markets products, chemicals, reagents and systems to clinical diagnostic laboratories and doctors' offices in Israel through Gamida-Gen Marketing and Gamidor Diagnostics (collectively the "Gamidor Group").

     The Gamidor Group provides diagnostic systems, accessories, disposables and services to clinical laboratories, including for example genetic, pathology and hematology laboratories, as well as near-patient testing devices to doctors' offices and supplies for industrial laboratories. Its customers generally consist of technicians and managers of such laboratories, the quality control departments of industrial firms, the Ministry of Health, administrators in sick funds (Israeli health insurance organizations), private health care institutions and the Ministry of Defense.

     The Gamidor Group distributes its products from various sources worldwide. Among its suppliers are Dade Behring, IRIS, Lab-Interlink, Oxoid, Perkin Elmer Life Sciences, Pharmacia & Upjohn Diagnostics and Ventana. The Gamidor Group's relationships with such suppliers are generally based on detailed written agreements, granting exclusive or non-exclusive distribution rights in Israel, in most cases subject to the attaining of certain minimum annual performance levels. Although the terms of some such written agreements have elapsed, the business relationships with the suppliers concerned are maintained and new contracts are negotiated for extended periods.

     The Gamidor Group is also exclusively responsible in Israel for making available to clinical laboratories the external assessment programs of the College of American Pathologists. It additionally markets software programs for diagnostic and related educational purposes.

     The Gamidor Group, moreover, distributes certain expensive items of capital equipment, such as the Microscan instrument of Dade Behring, TOA's Sysmex coagulation systems (through Dade Behring) and the IRIS automated microscopy system. The Gamidor Group provides certain customers with such instruments for a period of three to five years, during which time such customers undertake to purchase minimum monthly quantities of reagents from the Gamidor Group at prices which take into account the values of both instruments and reagents. Throughout such period, the Gamidor Group retains ownership and is entitled to re-possess such instruments. The terms and conditions of these arrangements are generally agreed in writing. Since it commenced such arrangements, an aggregate of approximately 32 instruments have been so provided, mainly to certain public healthcare institutions and hospitals in Israel. Other than in respect of such transactions, the Gamidor Group does not normally enter into long-term written agreements with its customers for supplies of its product lines.

     In addition, the Gamidor Group acts in Israel pursuant to a written agreement as the sole and exclusive agent and technical support contractor for the automated laboratory specimen handling systems of Lab-Interlink, Inc., the successor to Labotix Automation Inc. In this capacity, Gamidor Diagnostics in 2000 entered directly into an undertaking with Labotix's customer, Maccabi Medical Healthcare Services, to meet certain technical service, support, training and related obligations provided for on its part in the Turnkey and Service & Support Agreements made between Labotix and Maccabi in connection with the first installation in Israel of one such system.

     BIOTECHNOLOGY RESEARCHERS - DANYEL - www.danyel.co.il

     The Company markets instruments, devices, systems, compounds, reagents and services to biotechnology researchers in Israel through Danyel. Such products include -

     - genomic-sequencing - genotyping, single nucleotide polymorphism (SNP) analysis and DNA microarray methodologies;

     - proteomics - analytical instruments for taking any step in protein purification and characterization processes, such as, columns/media for chromatography evaluation software systems for analyzing interacting bio-molecules, and, a high throughput 2-D electrophoresis workstation including an automated spot picker and a MALDI_TOF mass spectrometer;

     - bio-plast division - disposable devices for immunology, cell culture and molecular biology for research laboratories and biotech industries;

     -    Danyel Biotech Services (DBS) - DNA sequencing and SNPs analysis

     Danyel also imports and markets a range of specialized instruments, reagents and radioactively labeled compounds for academic and biomedical research laboratories, consumable products in the fields of cell culture, molecular biology and immunology, and analytical and laboratory systems such as spectrophotometers, fluorometers, electrophoresis equipment and consumables.

     It represents and distributes products manufactured by leading companies from around the world, including Amersham, BiaCore, Ciphergen, Dynal, Nunc, Perkin Elmer Life Sciences and Pyrosequencing.

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

     Sales of Savyon's diagnostic products in Israel have been made mainly through the Gamidor Group. Elsewhere, such sales have to date been made mainly to Germany, France and other Western European countries and to the United States, primarily through local distributors. Savyon also currently markets these products through distributors in Australia, Austria, Belgium, Cameroon, Canada, China, Dominican Republic, Finland, Greece, Italy, Japan, Latvia, Lithuania, Moldavia, Nigeria, Norway, Peru, the Philippines, Russia, South Africa, Spain, Switzerland, Taiwan, Thailand, The Netherlands, Turkey and Venezuela The relationships with Savyon's distributors are, in certain cases, regulated by written distribution agreements and, in some instances, by distributorship arrangements which are non-binding on the distributor.

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

     Following receipt of clearance from the FDA under Section 510(k) of the U.S. Food, Drug, and Cosmetic Act (FDCA) for marketing Uriscreen(TM) for over-the-counter use in the United States, the Company entered into an agreement dated April 27, 1999 with Carter-Wallace, Inc. ("CW"), pursuant to which CW has exclusive rights to purchase the Uriscreen(TM) product for sale in the over-the-counter markets in the United States and Puerto Rico, subject to certain minimum purchase obligations, which it has fulfilled. Such agreement also provides CW with a right of first refusal with respect to exclusive distribution of such product in the entire world (excluding Italy). The agreement is for a 5-year period, extendable by CW for additional 5-year periods.

     Savyon's products for genetic screening and testing have been commercially sold in Israel since January 1997 through Gamidor Diagnostics. Savyon is currently examining the use of third party distributors for its genetic products outside of Israel.

     MAJOR SUPPLIERS

     During 2001 and 2002, purchases from one of Danyel's suppliers accounted for 24% and 26% for each year respectively of Healthcare's annual cost of sales. In addition, during both 2001 and 2002, purchases from one of the Gamidor Group's suppliers accounted for 12% and 13% respectively of Healthcare's annual cost of sales. A failure of such suppliers to continue to supply products to the Company will adversely affect the Company's business and financial results.

     MAJOR DISTRIBUTORS

     Sales to the Company's distributor in France, BMD - Biomedical Diagnostics, and Germany, Hain Lifescience GMBH, accounted for approximately 4% and 6% respectively of annual sales in fiscal 2001 and 2002. The Company has written distribution agreements with BMD and Hain that grant these companies the exclusive right to distribute its products in France and Germany respectively for a period of one year, subject to automatic renewal unless the Company or the distributor elects not to continue in either case. These agreements do not require the distributors to purchase any minimum amounts of the Company's products.

     MAJOR CUSTOMER

     Sales to the Maccabi Sick Fund in Israel accounted for 7% of the Company's annual sales in 2001, and for 6% of such sales in 2002. A significant decrease in the level of the Company's sales to that customer could adversely affect the Company's business and financial results.

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

     In the area of chlamydia Savyon competes with such multi-national companies in the direct testing field as Abbott (LCR, Ag), Biomerieux, Roche (PCR), Syva and Unipath, which produce diagnostic products for the detection of chlamydia antigens. Savyon's serology test kits for chlamydia compete with serology tests produced by companies such as Medac in Germany, Orgenics in Israel, MRL in the United States and LabSystems in Finland. Savyon's SeroMP (micoplasma pneumoniae) products compete in the field of serology testing with products produced by companies such as Fujirebio in Japan. Although the Company is not aware of any published industry market share statistics the Company estimates, based upon its knowledge of the industry, that in fiscal 2002 Savyon accounted for a significant portion of the worldwide market for serology chlamydia test kits, with Savyon's remaining kits representing a much smaller portion of the overall market for such products.

     Savyon's Sero HSV line of products competes with products produced by companies such as Meridian (USA), MRL (USA) and Dade Behring (Germany).

     The principal competition to Savyon's Uriscreen(TM) products among rapid screens for the point of care and over-the-counter markets comes from the "urinary dipsticks"; however, these tend to suffer from poor sensitivity and a second confirmatory test is often recommended.

     The QuickStripe(TM) products marketed by Savyon compete mainly with products produced by companies such as Quidel (USA), Sentinal Diagnostics (Italy), Agen (Australia), SA - Scientific (USA), Oxoid / Unipath (UK), Syntron
(USA) and Veda Lab (France), although there are many others.

     Savyon's HIVSav products are amongst a multitude of technologies and products characterizing the HIV diagnostics market. The HIVSav, addressing the needs of emergency rooms, urgent medical care, point of care testing and doctors' offices, competes with several other rapid tests, such as those of Abbot Test PAK, Cambridge Biotech, DuPont, Orgenics, EY Lab, Saliva Diagnostics Systems, Trinity Biotech and others.

     Savyon's competitors in the field of genetic diagnostic tests have developed competing technologies for the screening of genetic materials for mutations. These competitors include many large and medium sized multi-national corporations, including Innogenetics in Belgium and Third Waves Technologies, Myriad Genetics, Affymetrix, Orchid BioSciences and Roche in the United States. Savyon's indirect competitors in this field include numerous small scale laboratories. Although the Company is not aware of any published industry market share statistics, the Company estimates, based upon its knowledge of the industry, that Savyon's market share in this field represents a very small portion of the total market, other than the Israeli market for genetic predisposition tests for gaucher and cystic fibrosis of which Savyon has a significant share .

DANYEL

     Danyel Biotech's principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Agentek, Ornat and Sigma Israel in the field of chromatography; Pharmatec (Tecan) and Lumitron (Packard) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot, Geter and Baktalab in the field of bio-plastics; and Eldan (NEN), Ornat and Sigma Israel in the field of molecular biology and radiochemical products. Although the Company is not aware of any published industry market share statistics, the Company estimates, based upon its knowledge of the industry, that in fiscal 2002 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

GAMIDOR GROUP

     The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex (Abbott) and Dover (J&J) for hematology products; Dyn Diagnostics (Roche) and Pharmtop (Sorin) for immunology products; Ilex (Vitek) and Pharmtop (Sorin) for microbiology products; Travenol (Nequas) for quality control products; and Dyn Diagnostics (Roche) and Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2002 the Gamidor Group accounted for a significant portion of the Israeli hematology products market and a lesser portion of the Israeli market for the Group's other products.

MARKET OPPORTUNITIES

     MARKET DEFINITION: In vitro diagnostics (IVD) refers to the detection of various substances found in body fluids such as whole blood, plasma, serum, urine or saliva. In vitro, as distinguished from in vivo, refers to tests performed outside of the body. These are undertaken in a number of different clinical settings including hospital laboratories, commercial laboratories, doctors' offices, ambulatory care centers and consumers' homes. Due to its important role in the diagnosis and treatment of patients, in vitro diagnostic testing is an integral part of cost efficient, high quality patient care.

     The in vitro diagnostics market is large and essentially mature, with revenues of over $20 billion. The Company believes that its moderate level of growth is directly attributable to structural changes within the clinical laboratory sector. Hospital laboratories are radically restructuring to lower costs and improve productivity by way of liaison with in vitro diagnostics manufacturers. They seek integrative technological solutions that automate all or a significant portion of their testing workloads. The Company anticipates that the pressure on clinical laboratories to reduce the costs of in vitro diagnostic testing, coupled with the sluggish state of the market, may result in a consolidation among in vitro diagnostics suppliers. The company expects the point of care and over-the-counter diagnostics segments to grow at a higher rate than the traditional in vitro diagnostics market, however. For further details as to the Company's current engagement in both areas, see below: "Market Segmentation -(end-user / product)".

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

     The following segments of the laboratory, point of care and over-the-counter markets are areas which the Company believes offer future market opportunity and are envisaged as growth areas, conforming to current product lines and technologies of the Company, as well as those under development.

     MARKET SEGMENTATION (END-USER / PRODUCT): The Company provides diagnostic tools to laboratory professionals and at point of care sites in Israel and worldwide. The Company also provides over-the-counter kits for the diagnosis of certain infectious diseases in the USA. The Company's medical diagnostic kits for certain sexually transmitted and infectious diseases are sold primarily to commercial laboratories and hospitals, which use them to perform tests requested by physicians. The Company's HIVSav kits and QuickStripe(TM) are addressed to the point of care markets, emergency rooms, urgent medical care and doctors' offices. While the SeroFIA(TM) Chlamydia kits are generally used by professionals in reference laboratories, the Company's SeroELISA(TM) Chlamydia, SeroCT and SeroCP Kits are mainly used by large institutional laboratories employing automated ELISA processors.

     Furthermore, the Company's Uriscreen(TM) product is well suited to the rapidly growing doctors' office market, point of care locations and over-the-counter marketing as well as to use in laboratories and clinics.

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

     The conduct of both animal and clinical testing is presently covered by extensive regulations designed to protect research subjects and to ensure the validity of the test data. Government regulation may impose costly procedures upon the Company and may delay or prevent the marketing of certain of the Company's products.

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

     The manufacture, distribution and sale of in vitro diagnostics products, such as the Company's test kits, require compliance with regulations which, generally, are less difficult to comply with than those covering therapeutic products. Diagnostic test kits and reagents which are intended for research purposes only, are labeled and sold as such, and are not used without confirmation of the diagnosis by another medically established product or procedure, may be marketed in the United States with minimal regulation by the FDA. However, the FDA and similar agencies in other countries and regions have substantial regulations applying to the testing, marketing (including export) and manufacturing of products to be used for the diagnosis of disease. In the United States, many diagnostic products may be accepted by the FDA pursuant to a "510(k)" notification. Such application must contain information which establishes that the product in question is "substantially equivalent" to similar diagnostic products already in general use. Failure to obtain acceptance under the 510(k) application process would require pre-market approval ("PMA"), a process involving lengthy and detailed laboratory and clinical testing as well as other costly and time-consuming procedures.

     The Company's products for the point of care market in the United States may be adversely affected by the Clinical Laboratory Improvement Amendments of 1988, which are intended to insure the quality and reliability of medical testing and may have the effect of discouraging, or increasing the cost of, testing in doctors' offices.

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

     Savyon's genetic screening and testing products require FDA approval for their marketing as in vitro diagnostic products in the United Sates and approval of comparable governmental bodies for such purposes in certain other countries, including Europe. Regulatory approvals are not required for the manufacture or marketing of such products in Israel. The Company has not taken action to obtain FDA approval for marketing Pronto(TM) products.

     Certain of the Company's diagnostic products have been approved by the Paul Ehrlich Institute in Germany and by the Agence Du Medicament in France. The Company has also received FDA approval for marketing certain of those products in the United States, including approvals pursuant to the Section 510(k) application process, and is actively pursuing such approvals for additional products. In September 1998, the Company received clearance from the FDA under
Section 510(k) for marketing its UTI diagnostic product Uriscreen(TM) for over-the-counter use in the United States. The Company has been informed by its Japanese distributor that regulatory approval has been received for sales of certain of the Company's diagnostic products in Japan, and by its Swiss distributor that the Swiss Federal Office of Public Health has approved the import into Switzerland of certain of such products. Similar information has also been provided by the Company's distributors in India, Hungary and the Philippines.

     Given the high proportion of its sales to countries of the European Union
(EU), the Company has undertaken the necessary steps to comply with the EU In-Vitro Diagnostic Directive (IVDD). The Company expects all of its kits to be compliant with the relevant aspects of the EU IVDD by September 2003 and thus to be able to apply the "CE Mark" to most of its in vitro diagnostics and medical devices as mandated by the EU.

     Certain of the Company's diagnostic products have also been evaluated by the World Health Organization, as well as by certain national institutes (including the Russia AIDS Center and the People's Republic Of China's Ministry of Health), with satisfactory results.

     The following summarizes the principal foreign regulatory approvals that the Company's products have received:

     CE (EUROPEAN UNION) APPROVAL

        -   SeroCT(TM)IgG, IgA;
        -   SeroHSV(TM)IgG; SeroHSV(TM)IgM; SeroHSV1(TM); SeroHSV2(TM);
        -   SeroFIA(TM)CHLAMYDIA IgG, IgM, IgA;
        -   SeroCP(TM), IgG,IgM,IgA;
        -   SeroCP Quant(TM)IgG, IgA ;
        -   Pronto(TM)FMF,
        -   Pronto(TM)CF Basic,
        -   Pronto(TM)CF Open,
        -   Pronto(TM)CF Euro 1,
        -   Pronto(TM)Brca,
        -   Pronto(TM)ApoE,
        -   Pronto(TM)ThromboRisk(TM);
        -   Pronto(TM)Factor V,
        -   Pronto(TM)MTHFR,
        -   Pronto(TM)Factor II / Prothrombin,
        -   Pronto(TM)Hemochromatosis.

     IN PROCESS OF CE CERTIFICATION

        - SeroMP(TM)IgG, IgA, IgM (approval is expected to be completed by September 2003)

     In addition, the Company intends to file applications for approval of an additional four serological products, in order to complete the CE marking of most of its products, which is expected to be completed by December 2003.

     FDA APPROVAL

        -   SeroELISA(TM) Chlamydia IgG, IgA;
        -   SeroMP(TM) IgG, IgM, IgA;
        -   IPAzyme(TM) Chlamydia TRUE IgM, IgG/IgA
        -   URISCREEN(TM);
        -   DIASLIDE(R).

     Currently, there are no pending applications for approvals by the FDA.

     WHO APPROVAL

     HIVSav 1&2 Rapid SeroTest(TM).

     The Company's and certain of its subsidiaries' activities in Israel have been audited by the Standards Institution of Israel and found to comply with the Quality Management Standard ISO-9001, in the following sectors: research and development, manufacture and sales of diagnostics for the detection of various pathogens (Savyon); supply, service and support of biological products for research and biotechnology (Gamida-Gen Marketing and Danyel); and biomedical supply, service and support (Gamidor Diagnostics).

          C.   ORGANIZATIONAL STRUCTURE

     See "Introduction" for a description of the Company's organizational structure.

          D.   PROPERTY, PLANT AND EQUIPMENT

     The Company's principal facilities, including its administrative, research, manufacturing and marketing facilities, are located mainly at leased premises in Ashdod, Petach-Tikva and Rehovot in Israel.

     The Ashdod facilities are held by Savyon under the terms of a five-year lease which commenced on October 1, 1993 and has been extended for an additional period of five years, pursuant to which Savyon leases approximately 2,800 square meters of space at an annual rental of approximately $303,000, linked to the Israeli consumer price index. Savyon's obligations under the terms of this lease are secured by a bank guarantee of approximately $245,000. These facilities, which are used by Healthcare for the services rendered to its subsidiaries and by Savyon and Procognia (Israel) for research and development activities, as well as for production and marketing of products, have been designed to comply with Good Manufacturing Practices requirements. The Ashdod site generally operates on a one-shift basis and there is presently capacity available to accommodate future growth. The Company believes that its facilities are well maintained and in good operating condition, and will be adequate for its operations for the foreseeable future

     Procognia (Israel) sub-leases approximately 934 square meters of floor space in the Ashdod facilities from Savyon in accordance with its particular needs and is charged at the rate of $17 per square meter, inclusive of rent, electricity, municipal taxes, water and maintenance charges. As of January 1, 2002, Healthcare began renting approximately 86 square meters of office space located in Petach Tikva from Gamida for Life (Israel) Ltd. ("Gamida Israel"), a company controlled by Gamida, for an annual rental of approximately $19,000, linked to the Israeli consumer price index, which includes rent and parking charges.

     The Gamidor Group's principal offices are located at the same location in Petach Tikva and are leased from Gamida Israel. The Gamidor Group leases approximately 244 square meters of space for an annual rental of approximately $55,000, linked to the Israeli consumer price index. Such lease currently extends until September 2007. In addition, the Gamidor Group leases warehousing in Petach Tikva of approximately 300 square meters for an annual rental of approximately $27,000 for a period of 3 years from October 2000. Danyel's principal offices, including its administrative and technical service laboratory facilities, are located in the Kiryat Weizman Science Park, Rehovot. Danyel leases approximately 240 square meters at an annual rental of approximately $31,000 (linked to the Israeli consumer price index) for a period of five years, commencing June 1, 2000. In addition, Danyel leases a warehouse of approximately 270 square meters for an annual rental of approximately $21,000 for a period of three years, commencing July 1, 2000.

Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The Company and some of its subsidiaries maintain their accounts and present their financial statements in U.S. Dollars, the currency of the economic environment in which the Company operates. The results are then translated into New Israeli Shekels based on the current rate of exchange.

          A.   RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

     For the year ended December 31, 2002, the Company's sales were approximately $16.7 million, which represented an increase of approximately 4% compared to sales of approximately $16.0 million for the year ended December 31, 2001. The growth in sales for the period in relation to fiscal 2001 is mostly due to increased turnover of Danyel and the Gamidor Group.

     The gross profit for the year ended December 31, 2002 was approximately $6.29 million, which represented an increase of approximately 4% compared to the gross profit of approximately $6.03 million for the year ended December 31, 2001. The increase in the Company's gross profit in fiscal 2002 with respect to fiscal 2001 primarily reflected a 33% increase in Savyon's gross profit figures resulting from the successful implementation of a comprehensive cut back aimed at Savyon's management, production, quality control and assurance departments.

     Research and development costs for the year ended December 31, 2002 decreased by 70% to approximately $0.9 million compared to approximately $3.1 million for the previous year. This decrease was due to both the dilution of the Company's ownership interest in Procognia to a level of 11.5% by December 2002, (as a result of several third party financings also discussed above in Item 4.A:
Recent Developments) and a 55% decrease in Savyon's research and development expenditure as compared to last year.

     Amortization of goodwill was approximately $0.47 million for 2002.

     Selling and general and administrative expenses decreased by approximately 20% in the year 2002 compared to the last year and were approximately $5.6 million compared to approximately $7.13 million in 2001. This decrease is due to both the dilution of the company's ownership interest in Procognia described above, which accounted for approximately $1 million in 2001, and the reorganizational cutbacks in the Company also detailed above.

     As a result of the Company's improved performance during fiscal 2002 in terms of gross profit, research and development as well as selling and general and administrative expenses, the operational loss for the period was approximately $0.7 million as compared to an operating loss of $4.5 million in 2001. This includes approximately $0.7 million of Procognia (Israel)'s expenses, which ceased to be consolidated with the Company's results during 2002.

     Net financial expenses increased to $490 thousand compared with financial expenses of approximately $310 thousand for 2001. The increase in the net financial expenses was due mainly to the devaluation of the Israeli NIS against the U.S. and European currencies.

     During 2002, Healthcare realized a capital gain of $1.3 million from a third party investment in Procognia.

     As a result of the foregoing, the Company's net profit for fiscal 2002 was approximately $468 thousand compared to a net loss of approximately $3.03 million for fiscal 2001.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

     For the year ended December 31, 2001, the Company's sales were approximately $16.01 million, which represented an increase of approximately 3.6% compared to sales of approximately $15.46 million for the year ended December 31, 2000. Sales of Savyon increased by 16% in fiscal 2001 primarily as a result of the acquisition of Gamida Gen in January 2001. Danyel's sales increased by 14% in fiscal 2001 primarily as a result of expanding its activity, while the Gamidor Group's sales were relatively unchanged.

     The gross profit for the year ended December 31, 2001 was approximately $6.03 million, which represented an increase of approximately 11% compared to the gross profit of approximately $5.45 million for the year ended December 31, 2000. The increase in gross profit in fiscal 2001 reflected a 53% increase in the Gamidor Group's gross profit as a result of its participation in the Labotix/Maccabi laboratory automation project, which is described above under "Item 4.B: Business Overview - Marketing and Sales in Israel". This was partially offset by an 8% decrease in Danyel's gross profit primarily as a result of changes within its suppliers. Savyon's gross profit was relatively unchanged in fiscal 2001.

     Research and development costs for the year ended December 31, 2001 increased by 124% to approximately $3.164 million compared to approximately $1.41 million for the previous year. This increase reflected a 237% increase in the research and development costs of Procognia (Israel) in fiscal 2001 following the receipt of third party financing which permitted it to accelerate its research and development activities and a 52% increase in the research and development costs of Savyon as a result of its acquisition of Gamida Gen.

     Selling and general and administrative expenses increased by approximately 31% in the year ended December 31, 2001 compared to the year ended December 31, 2000, and were approximately $7.13 million compared to approximately $5.42 million. This increase includes a 104 % increase in the selling, general and administrative expenses of Savyon, primarily owing to the acquisition of GamidaGen, and also to an unconsummated corporate reorganization designed to raise funds for the combined Savyon/GamidaGen business on the Alternative Investment Market (AIM) in London. In addition, Procognia (Israel)'s general administrative expenses increased by 163% as a result of an increase in its activity.

     Amortization of goodwill was approximately $0.24 million in the 2001 fiscal year.

     The operating loss in the year ended December 31, 2001 was approximately $4.51 million compared to an operating loss of approximately $1.58 million in the year ended December 31, 2000. The increase in operating loss in 2001 resulted from the increases in research and development expenses and selling, general and administrative expenses discussed above.

     Net financial expenses increased to $0.31 million for the year ended December 31, 2001 compared with an income of approximately $0.13 million for 2000. The increase in the net financial expenses in 2001 compared to 2000 was due mainly to the devaluation of the Israeli NIS against the U.S. and European currencies.

     During 2001, Healthcare realized a capital gain of $0.9 million from a third party investment in Procognia (Israel) that had been accomplished during the previous year.

     As a result of the foregoing, the Company's net loss for the year 2001 was approximately $3.01 million compared to a net loss of approximately $0.49 million for the year 2000.

     CRITICAL ACCOUNTING POLICIES

     Management's discussion and analysis of the Company's financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States (see Note 19 to the consolidated financial statements). The Company's critical accounting policies are described in Note 2 to the Company's financial statements. The Company reviews the accounting policies applied in reporting its financial results on a regular basis. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, accounts receivable, inventories, investments, intangible assets, warranty obligations, restructuring, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates as a result of actual outcomes being different from those on which the Company based its assumptions. These estimates and judgments are reviewed by management on an ongoing basis, and by the board of directors at the end of each quarter prior to the public release of the Company's financial results. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the consolidated financial statements.

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

     GOODWILL AND OTHER IDENTIFIABLE INTANGIBLES

     The Company assesses the impairment of goodwill and other identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors the Company considers important which could trigger an impairment review include the following:

          - significant underperformance relative to expected historical or projected future operating results;

          - significant changes in the manner of the Company's use of the acquired assets or the strategy for its overall business; and

          -    significant negative industry or economic trends.

     When the Company determines that the carrying value of goodwill and other identified intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the Company will, as from January 1, 2002, under the U.S. GAAP, cease to amortize goodwill arising from acquisitions completed prior to July 1, 2001. In lieu of amortization, the Company is required to perform an initial impairment review of its goodwill in 2002 and an annual impairment review thereafter.

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

     ADDITIONAL RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

          B.   IMPACT OF INFLATION AND DEVALUATION

PRODUCT DEVELOPMENT AND MARKETING OPERATIONS

     Although a substantial portion of the Company's expenses arising from its product development and marketing operations is in U.S. Dollars or Dollar linked, the Dollar cost of such operations of the Company in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by a devaluation of the New Israeli Shekel in relation to the U.S. Dollar. Inflation in Israel will increase the Company's Dollar cost of such operations and thus have a negative effect on the profitability to the Company of contracts under which the Company is to receive payments in U.S. Dollars or other foreign currencies, unless such inflation is offset by a devaluation of the NIS.

     A devaluation of the NIS in relation to the U.S. Dollar would have the effect of decreasing the Dollar value of any assets of the Company consisting of NIS or receivables payable in NIS (unless such receivables were Dollar linked). Such a devaluation would also have the effect of reducing the Dollar amount of any liabilities of the Company payable in NIS (unless such payables were Dollar linked). Conversely, any increase in the value of the NIS in relation to the U.S. Dollar would have the effect of increasing the Dollar value of any unlinked NIS assets of the Company and the Dollar amount of any unlinked NIS liabilities of the Company. Similarly, the Company's gross profit is influenced by the devaluation of the Euro and NIS, in which a substantial portion of the Company's sales are made, in relation to the U.S. Dollar.

THIRD PARTY PRODUCT DISTRIBUTION ACTIVITIES

     A substantial part of the Company's third party product distribution activities is managed by the Gamidor Group and by Danyel. The Gamidor Group's and Danyel's sales are quoted in NIS; however, their selling prices are based upon a price list, which is quoted in the suppliers' original currencies, mainly Euros and U.S. Dollars. The price is then converted into NIS at the relevant exchange rate on the date of sale to the customer. This enables the Gamidor Group and Danyel to reduce exposure to losses from devaluations of the NIS in relation to such foreign currencies. The Gamidor Group's and Danyel's accounts receivable are, however, quoted in non-linked NIS and, consequently, inflation in Israel would have the effect of increasing their financial expenses.

     In addition, the Gamidor Group's and Danyel's accounts payable are mainly quoted in such foreign currencies and, consequently, any excess of a devaluation rate in the NIS in relation to such currencies over the inflation rate in Israel would have the effect of increasing the Company's financial expenses. Because the exchange rates between the NIS and the Yen, Euro, Swiss Franc and U.S. Dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company's profitability and period-to-period comparisons of the Company's results in U.S. Dollars. For details of changes effected in the Israeli government's monetary policy relating to the representative rate of exchange of foreign currencies into NIS, see Item
3. "Key Information - D. Risk Factors."

     The Company's consolidated results of operations are, therefore, affected by several interrelated factors, including the rate of inflation in Israel, the devaluation of the NIS in relation to the primary foreign currencies relevant to the Company, the devaluation of relevant foreign currencies in relation to the U.S. Dollar, the extent to which the Company holds assets and liabilities in foreign currencies and the export programs of the Israeli government in which the Company participates. Similarly, the relationship between the Company's monetary assets and liabilities in U.S. Dollars and NIS and whether these are linked to a foreign currency or price index also affect financial results.

          C.   LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2002, the Company had working capital of approximately $1.87 million and shareholders' equity of approximately $4.25 million. During the year ended December 31, 2002, the cash flows provided by operating activities were approximately $0.25 million and the Company used approximately $
0.76 million of net cash flows in investing activities. The net cash flows used in investing activities consisted mainly of purchase of fixed assets.

     At December 31, 2002, the Company had short-term credit of approximately $0.85 million (including current maturities) and long-term liabilities of $0.1 million. The Company believes that revenues from the sale of its medical diagnostic kit products, revenues from contract manufacturing, contract research and development and other activities, bank credits and its available cash resources will provide sufficient funds to meet anticipated cash requirements for the Company's planned operations over the next twelve months.

     Additional sources of liquidity for the Company in 2003 following the Savyon transaction described under "Item 4 - Recent Developments" and thereafter are the $1.2 million invested by Dr. Lee. Moreover, the remaining $0.7 million of the $1.9 million purchase price for Savyon's clinical diagnostics business are to be paid to Pronto by Savyon 2003 in 35 consecutive monthly installments of $20 thousand each.

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

     In the genetic field, the Company has six granted patents that it utilizes in producing its products and four pending patent applications. The patents are registered for methods of single nucleotide primer extension and kits therefor of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefor and of characterizing GC-rich nucleic acid sequencers. These methods relate to the Company's ProntoTM genetic test products line. Three of the granted patents are registered in Israel and two granted patents are registered in the United States and one is registered in Europe (national phase). All of them expire during 2012 to 2014. In addition, the Company has patent applications for these methods pending in the USA, Japan and Canada (two pending applications) .

     In the serologic field, the Company has four pending patent applications regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays. These patents are used in the production of the Company's Sero CT diagnostic test kit products. Three of the pending patent applications are registered in the United States, Europe and Japan respectively and one patent application is in an International Procedure (PCT).

     In both the genetic field and the serologic field, the Company has certain other granted patents and applications for patents that are not utilized by it for its products, will probably not be used in the future and therefore will not be renewed.

     The following table shows, for each of the periods indicated, the gross research and development expenses of the Company:

                                                                                    Year ended December 31,
                                                                          -----------------------------------------
                                                                          2002           2001        2000
                                                                          ------------  ----------- ---------------
                                                                                (in thousands of U.S. Dollars)
Gross research and development expenses..............................     1,070          3,164       1,408
Portion funded by the European Union's 5th Framework Program
 (FP5) ("The CHEMAG Project" - detailed below)                            158                -           -
                                                                          -------        --------    --------
Net research and development expenses................................     912            3,164       1,408
                                                                          =======        ========    ========

RESEARCH AND DEVELOPMENT GRANTS

     Under the Company's research and development agreements with the Office of the Chief Scientist and pursuant to the Encouragement of Industrial Research and Development Law, 5744-1984, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by the Chief Scientist, up to an amount equal to the

Chief Scientist's research and development grants (U.S. Dollar linked and bearing annual LIBOR interest since 1998) related to such products.

     The terms of these grants prohibit the manufacture outside of Israel or the transfer of the technology developed pursuant to these grants to any person or entity without the prior consent of the Research Committee of the Chief Scientist. There can be no assurance that such consent, if requested, will be granted.

     To date, the Company has received approximately $4.3 million in grants. In return, it has paid approximately $1.2 million in royalties to the Chief Scientist.

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

     Savyon is a member of a consortium ("CHEMAG Consortium") engaged in a research and development project, commenced in September 2001, into "novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment" ("CHEMAG Project"). The CHEMAG Consortium is funded by the European Union's 5th Framework Program (FP5) with a total budget of (euro)4.9 million expendable over a three-year period. Savyon's budget for this program over the three-year period of the CHEMAG Project is (euro)930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding (euro)465,125. An advance payment of
(euro)186,000 was made to Savyon in October 2001.

          E.   TREND INFORMATION

     The first quarter financial reports of 2003 demonstrate a balanced perfomance with net income of $20 thousand compared to a net loss of $481 thousand for the corresponding period last year and sales approximately 6% higher than the sales in the first quarter of 2002.

     The Gamidor Group secured an increase of approximately 17% in sales and orders as well as an increase of approximately 29% in gross profit for the first quarter of 2003 as compared to the first quarter of 2002. The increase in sales for the period is mostly due to early orders, which are not expected to effect the yearly budgeted performance.

     Savyon's net profit for the first quarter of $144 thousand was 14% higher than budget.

     SALES

     The following is a breakdown of the Company's total revenues according to the main categories of products sold and/or services provided and according to the principal geographic markets in which the Company competes, for each of the last three fiscal years.

-----------------------------------------------------------------------------------------------------
Geographic Market       Product Category            2002                   2001            2000
-----------------------------------------------------------------------------------------------------
                                                                                     in thousand of
                                                                                       U.S. Dollars
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Israel                  Reagents and systems         4983                  5,634             4,737
                        for the molecular
                        biology industry
                       ------------------------------------------------------------------------------
                        Reagents and systems         8369                  6,901             6,363
                        for clinical
                        laboratories
                       ------------------------------------------------------------------------------
                        Chemicals and                                        0               851
                        accessories for
                        industrial
                        laboratories
-----------------------------------------------------------------------------------------------------
Sub-total                                          13,352                 12,535            11,951
-----------------------------------------------------------------------------------------------------
Europe                  Serology                    2,475                  2,612             2,415
-----------------------------------------------------------------------------------------------------
                        Genetic products               76                     32                 -
-----------------------------------------------------------------------------------------------------
                        Microbiology                   33                     60                45
-----------------------------------------------------------------------------------------------------
Subtotal                                            2,584                  2,704             2,460
-----------------------------------------------------------------------------------------------------
United States           Serology                       67                    129               232
-----------------------------------------------------------------------------------------------------
                        Microbiology                  158                     72               164
-----------------------------------------------------------------------------------------------------
Sub total                                             225                    201               396
-----------------------------------------------------------------------------------------------------
Other                   Serology                      399                    428               523
-----------------------------------------------------------------------------------------------------
                        Microbiology                  115                    138               126
-----------------------------------------------------------------------------------------------------
                        Genetic products                1                      7
-----------------------------------------------------------------------------------------------------
Subtotal                                              515                    573               649
-----------------------------------------------------------------------------------------------------
Total                                              16,676                 16,013            15,456
-----------------------------------------------------------------------------------------------------

          F.   OFF-BALANCE SHEET ARRANGEMENTS
               Not Applicable

          G.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

               Not Applicable

Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A.   DIRECTORS AND SENIOR MANAGEMENT

     The executive officers and directors of the Company are as follows:

        Name                          Age     Position with the Company
        ---------------------------   ------  ---------------------------------------------------
        Daniel Kropf                  55      Chairman of the Board of Directors and Director
                                              (Class D)
        Moshe Reuveni                 47      Chief Executive Officer and Director (Class A)
        Eran Rotem                    35      Chief Financial Officer
        Yacob Ofer                    54      Director (Class D)
        Rolando Eisen                 61      Director (Class C)
        Eliezer Helfan                59      Director (Class C)
        Israel Amir                   61      Director (Class B)
        Ethan Rubinstein              61      Director (Class A)
        Varda Rotter                  56      External Director

     Mr. Daniel Kropf has served as Chairman of the board of directors of the Company since March 1996 and as its Chief Executive Officer from January 2000 until January 2003. Following business school in Italy and training with American Hospital Supply in the United States, Mr. Kropf entered the businesses of Laboratori Don Baxter and Eurospital in Trieste, Italy, founded by his late father and managed by his mother. He later took responsibility for a French distribution house which forms a part of the Gamida Group of companies, and chaired the Migada Ltd. medical device manufacturing company. Mr. Kropf is the Secretary-General of the Centre Europeen Juif d'Information ("CEJI") in Brussels, is a life-time member of the ADL National Commission in the USA and chairman of MILA in Jerusalem (Non Violent Communication Center - Israel). He also serves as Chairman of Education for Life, a non profit foundation based in Holland. Mr. Kropf was formerly a director, chief executive officer and chairman of the board of directors of Rosebud Medical Ltd. ("Rosebud") and a member of the board of directors of certain of the companies in which Rosebud held investments (Oridion, Bikurofe and AMC). Mr. Kropf is a director of certain of the Company's subsidiaries (Gamidor Diagnostics, Gamida-Gen Marketing, Savyon and Danyel) and of various companies in the Gamida Group. Mr. Kropf received his academic degree in marketing from the School of Industrial Administration of the University of Turin.

     Mr. Moshe Reuveni was appointed as the Company's Chief Executive Officer in January 2003. Mr. Reuveni has been a director of the Company since March 1996. Mr. Reuveni also currently serves as the Managing Director of Gamida MedEquip Ltd. (a subsidiary of Gamida). Mr. Reuveni served as a director and Chief Financial Officer of Rosebud Medical Ltd. from March 1996 to January 2000. From December 1990 to December 1999, he served as General Manager of Gamida for Life (Israel) Ltd. Mr. Reuveni also currently serves as a director of certain of the Company's subsidiaries: Savyon, Gamida-Gen Marketing, Gamidor Diagnostics and Danyel Biotech. Mr. Reuveni is a Certified Public Accountant and received his B.A. in Accounting and Economics from Tel-Aviv University.

     Mr. Eran Rotem has since May 2002 served as the Company's Chief Financial Officer ("CFO"). Mr. Rotem was previously a senior manager in Ernst & Young, Certified Public Accountants. He is himself a CPA and received his B.A. in Accounting and Finance from the Tel-Aviv College of Management.

     Mr. Yacob Ofer has served as a director of the Company since March 1996, as Executive Vice Chairman between April 1996 and May 1997 and as President and Chief Executive Officer between May 1997 and January 2000. Mr. Ofer served as the Managing Director of Gamidor Diagnostics from 1985 until May 1997. Since January 1, 2001, Mr. Ofer has been the Chief Executive Officer of the Gamidor Group and, since June 1997, a director of Savyon. He is a director of various companies of the Gamida Group and was formerly a director of Rosebud. Mr. Ofer received his academic degree in Chemistry from Tel-Aviv University

     Mr. Rolando Eisen has served as a director of the Company since December 1999. Mr. Eisen also serves as a director in the following Israeli companies:
Mercantile Discount Bank Ltd. since 1986, ABJAC Israel Oil and Gas

Exploration Ltd. since 1991, Merhav Ltd. since August 1999 and I.D.B. Holdings Ltd. since December 2000 (as an external director), Koor Industries Ltd. and Amidar since 2002. Mr. Eisen also serves in various board and/or management positions with other Israeli Companies and/or business activities. In May 2000, Mr. Eisen founded Green Market, a grocery chain specializing in home delivery of high quality fresh products. Mr. Eisen received his B.Sc. in Industrial Management from the Carnegie Institute of Technology in Pittsburgh and participated in graduate studies towards a Ph.D. in Applied Mathematics and Computer Science at the Northwestern University in Evanston, Illinois.

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

     Professor Ethan Rubinstein has served as a director of the Company from July 1991 until October 1992 and since February 1993 and thereafter. Professor Rubinstein also served as a director in Careline Ltd. from January 1990 until December 1995 and currently serves as a member of the board of Agis Ltd. and of Meditor Ltd. Professor Rubinstein received his M.D. in Medicine from Basel University in Switzerland and his LL.B. in Jurisprudence from Tel-Aviv University.

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

SENIOR MANAGEMENT AND EMPLOYEES

SAVYON

     Martin Lee, Ph.D, has served as the president and chief executive officer of Savyon 2003 since January 1, 2003. He was previously a founder, Chief Executive Director and Laboratory Director of Great Smokies Diagnostic Laboratory. Dr. Lee's Ph.D. is in biochemistry and microbiology. His career has included senior clinical positions at Lakeview and Meadowlands Clinical Lab Services, Rockland Medilabs, Corning Medical, Coulter Electronics and Pharmacia Fine Chemicals.

DANYEL

     Mr. Luly Gurevich has, since 1999, served as the General Manager of Danyel. Prior to this appointment, he was Director of Marketing and subsequently Director General of Gamida-Gen Marketing. Prior to that, Mr. Gurevich was the marketing specialist for Dexmor Ltd. He started his career with 6 years' experience as a technician for Sigma Israel Ltd. (Bio Makor), where he was involved in protein separation and characterization.

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

          B.   COMPENSATION

     The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the 2002 fiscal year and in respect of such year was approximately $870,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company's entire obligation towards said directors and executive officers in respect of severance pay), but does not include consultancy fees paid to certain directors, amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business associations' dues and expenses) reimbursed to officers and other benefits commonly reimbursed and paid by companies in Israel (including insurance premiums paid in respect of Directors & Officers' Liability Insurance). See Item 7. "Major Shareholders and Related Party Transactions - B. Related Party Transactions."

STOCK OPTIONS

     2000 EMPLOYEE SHARE OPTION PLAN: in July 2000, the shareholders of the Company approved the Company's 2000 Incentive Share Option Plan (the "2000 Plan") adopted by the Company's board of directors in February 2000, pursuant to which share options in the Company may be granted to employees, directors and consultants of the Company or any subsidiary. An aggregate of 500,000 Ordinary Shares of the Company are reserved for issuance under the 2000 Plan, subject to certain adjustment. The 2000 Plan is administered by the board of directors or may be administered by an Option Committee. The Company's board of directors has appointed the members of the Company's audit committee to also serve as the Company's Share Option Committee.

     In 2000, the Company issued to each of the following employees, namely Daphna Heffetz, Orna Pollack and Luly Gurevich, options to purchase 30,000 Ordinary Shares of the Company, each option exercisable during a 60-month period as of the date of grant, in accordance with the provisions of the 2000 Plan, into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $1.00, subject to a vesting schedule of three years, 1/3 on each of March 1, 2001, 2002 and 2003. The options granted to Daphna Heffetz and Orna Pollack have expired unexercised following their departure from the Company. In addition, in 2000, the Company granted to each of Professors Ruth Arnon and Ethan Rubinstein options to purchase 10,000 Ordinary Shares of the Company and to Mr. Eliezer Helfan options to purchase 20,000 Ordinary Shares of the Company, each option exercisable during a 60-month period as of the date of grant, in accordance with the provisions of the 2000 Plan, into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $1.00, subject to a vesting schedule of three years, 1/3 on each of March 1, 2001, 2002 and 2003.

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

     At each AGM as of and following the AGM convened for the year 1999, the successors to the class of directors whose term expired at that meeting shall be elected to hold office for a term expiring at the AGM held in the second year following the year of their election and until their successors have been duly elected and qualified. directors whose terms of office have expired may be re-elected.

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

AUDIT COMMITTEE

     The Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's Articles of Association, in certain cases, by the audit committee of the company's board of directors, whose members meet certain criteria of independence as defined in the Companies Ordinance and by the board of directors itself and in certain circumstances, shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. The Company's audit committee is comprised of Prof. Varda Rotter, Professor Ethan Rubinstein and Mr. Eliezer Helfan. Due to the recent resignation of Mr. Hillel Doudai, one of the Company's external directors, who served as a director for approximately three years, the Company is in the process of naming a new director in his place and expects to complete the process shortly.

     D.   EMPLOYEES

     As of December 31, 2002, the Company (directly and through its subsidiaries) employed at its facilities 119 persons, of whom 27 were employed in production, 8 in research and development and 84 in marketing, administration and management.

     The Company's employees are generally required to sign a non-disclosure agreement covering the Company's proprietary information which they may possess or have access to.

     Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists' Association) are applicable to the Company's Israeli employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimums. Furthermore, under collective bargaining agreements, the wages of some of the Company's senior employees are partially linked to the Israeli consumer price index.

     A general practice in Israel, which is followed by the Company, although not legally required, is the contribution of funds on behalf of its senior employees to a "Manager's Insurance" fund. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to 5% of his wages and the employer contributes an additional 13.3% to 15.8%. In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.

          E.   SHARE OWNERSHIP

     As of December 31, 2002, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding ordinary shares, other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida) and Mr. Eisen. See Item
7. "Major Shareholders and Related Party Transactions - A. Major Shareholders". The following table sets forth, as of December 31, 2002, the number of options to acquire ordinary shares owned by each of the directors and officers of the Company, the exercise prices and termination dates of such options:

Name                 No. Options                  Exercise Price    Termination Date
----                 -----------                  --------------    ----------------
Yacob Ofer           62,500 granted May 1997.     $1.75             the date on which he
                                                                    ceases to serve on the
                                                                    Company's board of
                                                                    directors *

Eliezer Helfan       20,000                       $1.00             January 2005**

Ethan Rubinstein     10,000                       $1.00             January 2005**

Luli Gurevich        30,000                       $1.00             the date on which he
                                                                    ceases to serve as
                                                                    Danyel's Chief Executive
                                                                    Officer

*    all options are vested.

** subject to a three year vesting schedule: 1/3 on each of March 1, 2001, 2002 and 2003.

Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A.   MAJOR SHAREHOLDERS

     The following table sets forth, as of June 20, 2003, the number of ordinary shares owned by all shareholders known to the Company to own beneficially more than 5% of the Company's ordinary shares.

                                          Number of Ordinary     Percentage of all Ordinary Shares
Name and Address                          Shares NIS 0.04        NIS 0.04 Owned Outstanding (1)
----------------                          ---------------        ------------------------------
Gamida for Life B.V. (2)(3)(4)                 3,891,259         51%
Drentestraat 24BG
1083 HK Amsterdam
The Netherlands

Mr. Rolando Eisen (4)                          1,122,317         15%
24 Geiger St.
Tel Aviv, Israel

----------
1. Based on 7,643,727 ordinary shares NIS 0.04 outstanding on June 20, 2003. Also see (2) below.

2. Gamida now based in Amsterdam, is the principal holding company of the Gamida Group (formerly the Eryphile Group), which engages in research, development, production and distribution of products and services for healthcare in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria. As of June 20, 2003, Gamida's share ownership has increased by 18% from October 2001, mainly due to a private placement (See Item 4. "Information On The Company - A. History and Development of the Company - Recent Developments" above). Gamida's entire holdings in the Company are held by the Trust Company of United Mizrahi Bank as security for a loan advanced to Gamida by the Bank. In general, the pledge agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

3. Mr. Daniel Kropf, who serves as Chairman of the Company's board of directors and who served as the Company's Chief Executive Officer from January 2000 until January 2003, is the controlling shareholder of the parent company of Gamida.

4. Mr. Eisen, a member of the Company's board of directors, acquired the shares of Healthcare held by Rosebud Medical Ltd. ("Rosebud") in 2000. Pending completion of the formal transfer of such shares to Mr. Eisen, Rosebud and Mr. Eisen have executed a letter of agreement, pursuant to which all rights attached to such shares, including the right to vote the same at shareholders' meetings, have been unconditionally and irrevocably transferred and assigned to Mr. Eisen.

     As of June 20, 2003, there were 7,643,727 ordinary shares outstanding owned by 90 holders of record and approximately 300 beneficial holders. This number includes 70 holders of record with United States addresses, who own an aggregate of approximately 2.3 million or 30% of the Company's ordinary shares.

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

SERVICES ARRANGEMENTS

     GAMIDA GROUP

     Following approval by the Company's board of directors and audit committee in November 1999 and March 2000, the Company's shareholders approved the payment of annual services fees equal to the lower of (i) an aggregate of $120,000 and
(ii) zero point eight percent (0.8%) of the Company's gross consolidated annual turnover (the "Fees") to Gamida Israel for the services of Mr. Daniel Kropf as active chairman of the Company's board of directors. The Fees shall be paid on a monthly basis, plus VAT at the rate legally applicable at the time of payment. The services and payment of the Fees shall be mutually terminable upon ninety
(90) days' prior written notice by either the Company or Gamida Israel. The Fees are paid in respect of Mr. Kropf's services commencing as of October 1, 1999. The fees for the period from October 1999 - January 2003 have been determined at $10,000 per month, based on (i) an aggregate of $120,000 per annum. No additional fees were paid in respect of Mr. Kropf's services while acting as Chief Executive Officer of the Company.

     In addition, the Israeli Companies Law allows the chairman of a company's board of directors also to serve as its chief executive officer only for a limited period of up to three years, subject to approval of a meeting of such company's shareholders, upon a prescribed majority intended to allow non-affiliates to influence such approval. The necessary approval in Mr. Kropf's case was granted by the Company's shareholders in July 2000.

     Mr. Reuveni, the Company's newly appointed Chief Executive Officer as of January 2003 is paid a monthly fee of $5,000.

     Until March, 2002, Gamida Israel provided the Company with financial management, accounting and book- keeping services for an aggregate annual fee of $316,000, which had been approved by the Company's board of directors, audit committee and shareholders meeting. In March 2002, the Company's board of directors, audit committee and shareholders approved a revision of the foregoing arrangements, as a result of which the Company with effect from January 2002 is to provide the Gamida Group as well as itself with the services previously rendered by Gamida Israel and Gamida Group is to reimburse the Company for its proportionate share of the expenses of providing such services. Accordingly, the Company in 2002 received payment amounting to an annual sum of $149,000 from the Gamida Group for such services.

     Mr. Gareth Keene, who is a director of Gamida, provides legal advice to the Company and its subsidiaries through Gamida Israel. During 2002, Mr. Keene provided such legal services at a cost amounting to approximately $52,000.

     YACOB OFER

     The Company and Mr. Yacob Ofer, a member of the Company's board of directors and until January 2000 the Company's President and Chief Executive Officer, were parties to an employment agreement dated December 30, 1997 (the "Employment Agreement"). Pursuant to the Employment Agreement, Mr. Ofer served as President and Chief Executive Officer of the Company. The Employment Agreement was terminated effective as of January 2000. With effect from January 2001, Mr. Ofer serves as the Chief Executive Officer of the Gamidor Group in consideration of a fixed fee with customary social benefits.

     PROFESSOR ETHAN RUBINSTEIN

     Professor Rubinstein served as a scientific advisor to Savyon from September 1989 for an annual fee of $18,000, such appointment being for a term of twelve months, but automatically renewable for additional 12-month periods. The arrangement ceased at the end of December 2000.

     ISRAEL AMIR

     Mr. Amir serves as a director of the Company. He receives approximately $ 5,000 (plus value added tax) per month from the Company as consultancy fees, According to Mr. Amir's arrangement with the Company, he shall continue to provide services and receive the monthly consulting fees through December 2005, provided however that either the Company or Mr. Amir may terminate the arrangement with three months' prior written notice to the other party. Mr. Amir shall also be entitled to bonus payments in amounts equal to 1 to 2% of the consideration paid in transactions involving the merger of the Company or its subsidiaries with another entity, the purchase or sale of all or a substantial portion of the share capital or assets of the Company or its subsidiaries or the acquisition by the Company of all or a substantial portion of the share capital or assets of another entity (a "Transaction") provided (a) Mr. Amir has played an instrumental role in securing the Transaction (b) the exact amount of the bonus shall be determined by the Chairman of the board of directors of the Company, at his discretion; and (c) the actual payment of the bonus shall be contingent upon approval by the Company's board of directors, and if Mr. Amir is serving as a director at such time, by he audit committee and the Company's shareholders aslo.

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

FINANCING ARRANGEMENTS

     In October 1999, the Company's board of directors approved Savyon's acceptance of a loan from Bank Leumi Le Israel in an amount in Swiss Francs equivalent to $190,000 for a period of three years to be repaid in monthly installments. Savyon transferred such loan to the Gamidor Group, which undertook to repay the loan directly to the bank and execute a guarantee in favor of the bank for the sums owed by Savyon within a limit of $190,000, subject to certain other terms and conditions. The loan was repaid on June 5, 2003. The Company's board of directors and audit committee have in January 2000 further approved the granting of certain loans to certain of the Company's subsidiaries in an aggregate amount of $500,000, which loans were converted into capital notes on May 31, 2000.

     During October 2001, Gamida invested $1.58 million in return for 2 million of the Company's ordinary shares. (as detailed in: `Item 4 - History and Development of the Company')

SALE OF CERTAIN DISTRIBUTION ACTIVITIES OF THE COMPANY

     Following the acquisition of Gamida-Gen Marketing, most of its direct activities were, from time to time, assigned and transferred to other Healthcare subsidiaries (Danyel and Gamidor Diagnostics). The remaining activities of Gamida-Gen Marketing consisted mainly of the distribution of chemicals and consumable laboratory products. In March 2000, the Company's board of directors resolved that, in light of the poor results obtained by Gamida-Gen Marketing in 1999 from its remaining business (losses of $0.21 million from sales of approximately $0.95 million), and having regard to the fact that such remaining business deviated from the Company's main fields of activity (medical diagnostics and biotechnology), that business was deemed to constitute a cumbersome asset which generated losses rather than profit. In view of there being no skilled management personnel for such business available within the Healthcare group and since any recruitment of the same was likely to require substantial investment, the board approved the sale of Gamida-Gen Marketing's activities to Gamida Biochem Ltd., a subsidiary of Gamida.

ACQUISITION OF GAMIDAGEN

         In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen in exchange for the issuance to the GamidaGen shareholders of an aggregate of 1,000,000 ordinary shares (representing approximately 18% of the Company's issued and outstanding share capital following such issuance), of which 500,000 were to be held in escrow for a period of one year from the date of the transaction to secure certain indemnity undertakings of the GamidaGen shareholders. In addition, GamidaGen's shareholders waived all claims against GamidaGen (other than with respect to one of the shareholders' employment agreement with GamidaGen, and with respect to a guarantee of up to $275,000 of GamidaGen's debts towards an Israeli commercial bank provided by DMI Investments B.V., which was to be assumed by Healthcare subject to certain conditions which have not yet been met.) Savyon waived GamidaGen's debts in respect of services and rent aggregating approximately $300,000. GamidaGen's aggregate outstanding debt to third parties (including banks) as of the date of the transaction was approximately $0.7 million, of which approximately $130,000 constituted debts to Gamida in respect of certain management and other services rendered.

     The agreement also provided for the registration under the Securities Act of 1933 of the ordinary shares issued to the GamidaGen shareholders. The Company has filed a registration statement in the United States to comply with this requirement, but the registration statement has not yet been declared effective (as of the date of this report).

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

          A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 19. "Financial Statements and Exhibits" below.

EXPORT SALES

The following table sets forth the total amount of export sales by the Company in its past three fiscal years and the percentage of export sales in the total amount of the Company's sales volume:

--------------------------------------------------------------------------------
        Year              Export (in millions)         Export as a percentage
--------------------------------------------------------------------------------
        2000                      $3.5                          23%
--------------------------------------------------------------------------------
        2001                      $3.5                          22%
--------------------------------------------------------------------------------
        2002                      $3.3                          20%
--------------------------------------------------------------------------------

LEGAL PROCEEDINGS

     The Company is not currently involved in any material legal proceedings and there are no material legal proceedings pending against it, with the exception of a legal claim that was filed in February 2003 against the Company and Savyon in an amount of approximately $166,000, by a former employee concerning termination of employment. The Company believes that it will not be required to make any material payment with respect to this claim in excess of the provisions that have been made in the financial statements.

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

          B.   SIGNIFICANT CHANGES

     See Item 5. "Operating and Financial Review and Prospects - E. Trend Information" above.

Item 9.   THE OFFER AND LISTING

          A.   OFFER AND LISTING DETAILS

     The Company's ordinary shares are traded in the NASDAQ SmallCap Market under the symbol HCTL, amended from HCTLF effective as of May 28, 1999. The following table sets forth for the periods indicated the closing representative high and low sales price quotations of the Company's ordinary shares as reported by NASDAQ. These quotations are not adjusted for retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

     (i)  Annual high and low market prices for the last five fiscal years:

                Fiscal Year             High(*)               Low(*)
                -----------             -------               ------
                1998                     2.0000                0.8750
                1999                     1.5000                0.7500
                2000                     3.8438                0.7812
                2001                     1.0300                0.4800
                2002                     0.68                  0.2

    (ii) High and low market prices for each full financial quarter for the two most recent fiscal years:

                                        High (*)              Low (*)
                                        --------              -------
                2001
                ----
                First Quarter            $1.03                 $0.62
                Second Quarter            1.00                  0.62
                Third Quarter             0.90                  0.62
                Fourth Quarter            0.85                  0.48


                                        High (*)              Low (*)
                                        --------              -------
                2002
                ----
                First Quarter            0.60                  0.42
                Second Quarter           0.68                  0.38
                Third Quarter            0.51                  0.34
                Fourth Quarter           0.67                  0.2

    (iii) High and low market prices each month for the most recent six months.

                Month                   High                  Low
                -----                   ----                  ---
                December, 2002          $0.6                  0.26
                January, 2003            0.54                 0.34
                February, 2003           0.4                  0.25
                March, 2003              0.36                 0.25
                April, 2003              0.55                 0.25
                May, 2003                0.62                 0.34

Item 10.  ADDITIONAL INFORMATION

          A.    SHARE CAPITAL

     Not Applicable

          B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

     PURPOSES

     The Company is an Israeli public company that is subject to the Companies Law and the Companies Ordinance. Its corporate registry number is 52-003621-1.

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

     In July 2000, the Company's shareholders appointed Mr. Hillel Doudai as an External Director of the Company. Mr Dudai served for approximately three years and resigned from the Company's board and audit committee effective May 27, 2003 for personal reasons. Although, the Company has yet to name a replacement, it is in the process of doing so and expects to name a new external director in his place shortly.

     In October 2001, the Company's shareholders appointed Prof. Varda Rotter in the same capacity.

     Under the Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an Internal Auditor in accordance with the proposal of the audit committee. The role of the Internal Auditor is to examine, inter alia, whether the Company's actions comply with the law, integrity and orderly business procedure. In November 2000, Mr. Yossi Ginosar was appointed as the Company's Internal Auditor.

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

     Approval by the audit committee and/or the board of directors is required for such matters as: (i) certain transactions to which the company intends to be a party and in which an Office Holder, a controlling shareholder and/or certain other parties (including affiliates of the aforementioned) have a direct or indirect personal interest, (ii) actions or arrangements which could otherwise be deemed to constitute a breach by an Office Holder of fiduciary duty to the company, (iii) arrangements with directors as to the term of their service, (iv) indemnification and/or insurance of Office Holders, and (v) certain transactions defined in the Companies Law as extraordinary transactions (a transaction which is not in the ordinary course of business or is not at market conditions, or a transaction which is likely to have a material impact on the profitability, property or obligations of the Company).

     Arrangements with directors regarding their service (including their indemnification and/or insurance), extraordinary transactions between a public company and controlling shareholders, a private placement to a principal shareholder (a holder of 5% or more of a company's issued share capital or voting rights) or due to which a shareholder will become a principal shareholder and, in certain circumstances, the other matters enumerated above, may also require shareholder approval.

     Office Holders (including directors) with respect to whom the foregoing matters are brought for board or audit committee approval are not entitled to be present during discussions of, nor participate in the vote for approval of such matters at board and/or audit committee meetings, unless a majority of audit committee or board members, as the case may be, have a personal interest in such matter or the matter involves non-extraordinary transactions between the company and either an Office Holder or a third party in which an Office Holder has a personal interest. The Companies Law further provides that in the event that a majority of board members have a personal interest in such a matter, it also requires shareholder approval.

     DESCRIPTION OF SHARE CAPITAL

     DESCRIPTION OF SHARES. Set forth below is a summary of the material provisions governing the Company's share capital. This summary is not complete and should be read together with the Company's Memorandum and Articles of Association, copies of which have been filed as exhibits to the Annual Report.

     As of December 31, 2002, the Company's authorized share capital consisted of 40,000,000 ordinary shares, NIS 0.04 nominal value. As of December 31, 2002, there were 7,643,727 ordinary shares and no preferred shares issued and outstanding.

     DESCRIPTION OF ORDINARY SHARES. All issued and outstanding ordinary shares of the Company are duly authorized and validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive rights. Neither the Company's Memorandum and Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

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

     In case of a share dividend, holders of shares can receive shares of a class whether such class existed prior thereto or was created therefor or shares of the same class that conferred upon the holders the right to receive such dividend.

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

     An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the board of directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than one-third of the total voting rights in the Company on the record date for such meeting. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the board of directors may determine. At such reconvened meeting, if a quorum is not present within half an hour from the appointed time, any two shareholders present in person or by proxy (and not in default under the Articles) will constitute a quorum. Shareholder resolutions generally will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. Shareholder resolutions for amending the Company's Memorandum and/or Articles of Association, including making changes in the Company's capital structure, approving mergers with or into the Company and/or the Company's liquidation, will be deemed adopted if approved by the holders of 75% of the voting power represented at the meeting, in person or by proxy, entitled to vote and voting on the resolution. In addition, the Companies Law provides for certain extraordinary majorities for the approval of certain related party transactions, nomination of External Directors, authorizing a chairman of a company's board of directors to also act as its general manager, as well as certain arrangements between a company and its shareholders and/or creditors.

     SHAREHOLDERS' DUTIES. Under the Companies Law, a shareholder has a duty to act in good faith towards the Company and other shareholders and to refrain from abusing his power in the company, including, among other things, when voting at the general meeting of shareholders on the following matters:

          -  any amendment to the Articles of Association;

          -  an increase of the authorized share capital of the Company;

          -  a merger; or

          - approval of certain acts and transactions which require shareholder approval.

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

     The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds 50% of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

     - there is a limitation on acquisition of any level of control of the company; or

     - the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

However, under the Companies Law, if following any acquisition of shares the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquiror may not acquire shares tendered if, by doing so the acquiror would own more than 90% of the shares of the target company.

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

     TRANSFER OF SHARES AND NOTICES. Fully paid ordinary shares are issued in registered form and may be transferred freely, subject to applicable securities law requirements. Each shareholder of record is entitled to receive at least 21 days' prior notice of shareholders' meetings. For purposes of determining the shareholders entitled to notice and to vote at such meetings, the board of directors may fix the record date not exceeding 60 days prior to the date of any general meeting.

     MODIFICATION OF CLASS RIGHTS. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the Company's Articles of Association) may be modified or abrogated by the Company by a special resolution, subject to the consent in writing of the holders of the issued shares of the class, or by the adoption of a special resolution passed at a separate general meeting of the holders of the shares of such class.

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

     TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Company's ordinary shares is Continental Stock Transfer & Trust Company.

          C.   MATERIAL CONTRACTS

     The Company, directly and/or through certain of its subsidiaries, is a licensee of issued (or applications pending relating to) patents and designs belonging to certain research institutions and other third parties in Israel and certain other countries. The Company is also a licensee of certain manufacturing and/or marketing rights relating to technologies and/or products developed by third parties. The following is a summary description of certain principal license agreements pursuant to which the Company has been appointed as licensee of certain rights to certain know-how, as well as certain other material agreements to which the Company and/or certain of its subsidiaries are party.

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

     The term of the license is at least seven years commencing with the start of sales of each product produced under the license or, if there be a patent in any country for the original know-how or any improvement of the know-how, for the life of the patent. Royalties are payable under the agreement for a period of at least seven years, commencing with the start of sales of each product produced under the license or, if there is a patent, for the life of the patent. Where there is no patent registration, the term of the license may be unlimited. Royalties range from 7% on annual sales up to $200,000, decreasing to 4% for annual sales volume exceeding $2,000,000. Although minimum sales quantities are required to maintain the license, minimum royalties of $25,000 per year may be paid in lieu thereof. The Agreement has been amended with regard to the SeroELISA Chlamydia series of products, providing for royalties on sales of such products at rates varying between 3.5% to 4% of sales until December 31, 2001, and with respect to the IPAzyme series of products, providing for royalties on sales of such products, commencing January 1, 1995, at a rate of 4% of sales until the earlier of June 30, 1998 or the last date of sales of such products. The agreement requires the consent of the appropriate authorities of the University to sub-license production rights except to sub-contractors of the Company. If the Company decides not to market the products utilizing the know-how, the license will terminate and thereafter the Company will be restricted from engaging in research or marketing relating to the know-how for a period of three years. The Company has the right to terminate the agreement at any time, in which event it would have no further rights to the know-how.

     SAVYON-YISSUM AGREEMENTS On March 20, 1996, the Company entered into an agreement with Yissum Development Corporation of the Hebrew University in Jerusalem ("Yissum") for conducting research with respect to Piezoelectric electrodes for human medical diagnostic applications. Royalties were to be payable under the agreement at a rate of 4-6% of sales and 38% of sub-license fees. In addition, the Company agreed to pay Yissum non-refundable minimum royalties of $12,000 per year, commencing January 1, 1999, which were to constitute an advance on royalties subsequently becoming due. The agreement provided that Yissum would retain all proprietary rights to the results of the relevant research and that the Company would be the exclusive licensee for utilizing the know-how developed in such research for the development of products based on that know-how. In January 2002, the Company formally notified Yissum of its wish to terminate the agreement and to surrender to Yissum all of its rights and licenses thereunder.

     RAMOT AGREEMENTS: In September 1987, the Company entered into an agreement with Ramot - University Authority for Applied Research & Industrial Development Ltd., a company engaged in the commercial exploitation of scientific developments of Tel-Aviv University ("Ramot"), pursuant to which the Company undertook to fund research conducted by Ramot on the isolation of bacteria from liquids.

     According to the agreement, Ramot will retain proprietary rights to the know-how resulting from the research, and the Company will receive an exclusive worldwide license for utilizing the know-how and results of the research for the development, manufacture and marketing of diagnostic products. Royalties are payable at the rate of 5% or 3% respectively, depending on whether a patent has been registered or not. Through December 31, 2001, Ramot was entitled to approximately $25,000 in royalties from the Company with respect to this agreement, which amount has been paid in full. Through November 15, 2002, Ramot was entitled to approximately $19,000 in royalties from the Company with respect to this agreement, which amount has been paid in full. On November 15, 2002, following the sale of the Diaslide manufacturing line (See Item 4.B: Business Overview), the Company assigned the Ramot agreement to the purchaser of the Diaslide manufacturing line.

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

Other than termination upon breach and bankruptcy/insolvency, the Company may terminate the agreement upon 60 days' written notice.

     CHEMAG CONSORTIUM: Savyon is a member of a consortium ("CHEMAG Consortium") engaged in a research and development project into "novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment" ("CHEMAG Project"). The CHEMAG Consortium is funded by the EU's 5th Framework Program (FP5) with a total budget of (euro)4.9 million expendable over a three-year period. The CHEMAG Project commenced in September 2001.

     The partners in the CHEMAG Consortium are Professor Ian Bruce of Greenwich University (UK), Professor Jean-Paul Lellouche of Bar-Ilan University (Israel), Istituto Zooprofilattico Sperimentale dell'Umbria e delle Marche (Italy), Nexttec GmbH (Germany), Proligo GmbH (Germany), Tecna SrL (Italy) and Savyon. The work plan covers three overlapping areas of materials science and materials chemistry: paramagnetic nano-particles, surface activation chemistries and novel phosphoramidites for DNA/RNA modification.

     PROCHON AGREEMENT: in February 2002, Savyon entered into a collaboration agreement with ProChon Biotech Ltd. ("ProChon") for the development and commercialization of a genetic kit for the diagnosis of mutations associated with forms of bladder cancer. During March 2003, the prototype was completed by Savyon and currently Prochon is responsible for the clinical evaluation of the kit, which is estimated to continue for about one year. Savyon is to grant ProChon an exclusive license for the use of the Pronto(TM) technology in the worldwide commercialization of the relevant kits, in return for which ProChon is to pay Savyon 5% royalties ProChon will be entitled to sub-license its rights upon terms consistent with those of its own license. The agreement will be subject to early termination for material breach (having not been remedied by the party in default within 90 days or, in the case of a financial breach, 30 days of receipt of written notice from the other party), but will otherwise continue for so long as ProChon exercises its license, whether directly or through its affiliates or sub-licensees.

     GENETHON AGREEMENT - In accordance with an agreement dated January 1, 2003 between Savyon and Genethon, Savyon has been granted an exclusive three year license (subject to renewal) to make, use, have made, import, offer for sale and sell products which use Genethon's patents pertaining to the diagnosis of Familial Mediterranean Fever (FMF). Genethon further grants Savyon access to data and materials in its possession and all additions and improvements thereto and a right of first refusal in relation to these data and materials. In accordance with the agreement, Savyon paid Genethon a license fee and additional fees that will be added when Savyon reaches world-wide yearly sales of certain levels within the period of the exclusive license. In addition, Savyon undertook to pay royalties on sales. Moreover, Savyon has the right to grant sub-licenses, subject to the terms of the agreement, for which it is to pay Genethon a certain percentage of any sublicense fee in addition to royalties on net sales made by sub-licensees.

     HEALTHCARE, SAVYON AND PROCOGNIA

     PROCOGNIA (ISRAEL) SERIES A INVESTMENT: In September 2000, Procognia (Israel) signed a share purchase agreement with Koor Corporate Venture Capital I.P. ("Koor") and Israel Discount Capital Markets and Investments Ltd. ("Discount"). Pursuant to such agreement, Koor and Discount undertook, except in certain circumstances, to purchase convertible debentures of Procognia (Israel) for $3,000,000 no later than September 10, 2001. According to an agreement subsequently signed in September 2001, both Koor and Discount (collectively, the "Series A Investors") invested a sum amounting to $2,000,000 in convertible debentures. The latter investment was made in four installments and completed in March 2002.

     PROCOGNIA SERIES B INVESTMENT: Effective April 29, 2002, certain new investors (the "Series B Investors") have contributed $13.05 million of new financing to the Procognia business. In addition, $1.25 million of the existing loans from the Series A Investors have been converted to equity (at a conversion price representing a 20% discount from the price per share in the Series B round), while $0.75 million of the new investment has been exployed to clear the balance of Koor's loan.

     Prior to such new investment, Procognia (Israel) reorganized its corporate structure by forming a new parent company registered in England, Procognia Ltd. ("Procognia"), pursuant to an agreement whereby all the existing shareholders of Procognia (Israel) undertook to transfer to Procognia their entire shareholdings in Procognia (Israel) in consideration of the issue to them of equivalent shareholdings in Procognia, so that the shareholdings in Procognia immediately following the reorganization would mirror the shareholdings in Procognia (Israel) immediately prior to such transaction. Upon completion of the transaction, Healthcare and another existing Procognia (Israel) shareholder received ordinary shares in Procognia, whereas the Series A Investors and the Series B Investors received preferred shares carrying certain dividend and liquidation preferences and veto rights. After taking account of a new Employee Share Option Scheme and certain anti-dilution provisions existing in favour of the Series A Investors, Healthcare's 59% holding in Procognia (Israel) prior to the transaction was reduced to one of 14.4% in Procognia upon its completion (all on a fully diluted basis).

     DANYEL

     DANYEL AGREEMENT: Danyel is an 80% owned subsidiary of the Company, the remaining 20% being owned by Mr. Luly Gurevich, who also provides general management services to Danyel through a consultancy company under his full control. The agreement provides Mr. Gurevich with certain rights to require Healthcare to acquire his shareholdings in Danyel upon termination of his office as General Manager. The agreement further provides the parties with the right to appoint a certain number of members to Danyel's board of directors (to consist of up to 5 members, of which one shall be Mr. Gurevich). In accordance with the agreement, Mr. Gurevich was formally appointed as Danyel's first General Manager as of January 1999. The Company acknowledges Mr. Gurevich's entitlement to specific terms of an employment agreement as of January 1, 1997 (see below). The agreement also provides Mr. Gurevich with veto rights relating to certain matters as well as requiring a special majority for the approval of certain others. The agreement provides for distribution of annual dividends at a rate of up to 50% of profits, subject to certain conditions. The agreement imposes certain restrictions on transfer and disposal of shares by the parties, including rights of first refusal and certain tag-along rights.

     The agreement further provides for certain confidentiality and non-competition provisions. The agreement is to continue in effect for so long as the Company and its affiliates shall together hold at least 50% of Danyel's issued share capital and Mr. Gurevich shall continue to be a shareholder, with certain of the rights terminating upon a certain decrease in either party's shareholdings

     Mr. Gurevich's employment agreement (later replaced by a services agreement) includes, in addition to fixed salary and customary social benefits, entitlement to options to purchase Company shares, as well as to receive 3 - 5% of Danyel's annual profits. The agreement is for a period of five years commencing October 1998, terminable earlier by the Company in the event of failure to meet performance targets, as well as upon certain circumstances of breach of fiduciary duties, bankruptcy etc. and terminable by Mr. Gurevich upon 6 months' notice.

     Pursuant to an agreement between Mr. Luly Gurevich, Healthcare and Gamida-Gen Marketing, Gamida-Gen Marketing was entitled to 15% of Danyel's annual sales turnover, in consideration for marketing and logistics services provided to Danyel, for a period of 4 years ended December 31, 2002.

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

     Neither the Memorandum and Articles of Association of the Company nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

          E.   TAXATION

GENERAL CORPORATE TAX STRUCTURE

     Effective January 1, 1996 and thereafter, Israeli companies are generally subject to Company Tax at a rate of 36% of taxable income. The effective rate payable by a company in respect of income derived from an "Approved Enterprise" (as further discussed below) may be considerably less.

CAPITAL GAINS TAX

     Israeli law imposes a Capital Gains Tax on the sale of certain securities and other capital assets. Israeli Capital Gains Tax applies to non-residents of Israel when the gain is derived from the sale of an asset located in Israel or of an asset located outside of Israel which constitutes a right, directly or indirectly, to an asset located in Israel. The law distinguishes between a "Real Gain" and an "Inflationary Amount". Real Gain is the excess of the total capital gain over the Inflationary Amount, computed on the basis of the increase in the Israeli consumer price index (CPI) (or, at the election of a non-resident of Israel, the Israeli currency devaluation in relation to the foreign currency with which the shares were purchased) between the date of purchase and the date of sale. The Inflationary Amount accumulated until December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the foreign currency in which the asset was purchased instead of the CPI), while the Inflationary Amount accumulated from and after December 31, 1993 is exempt from any capital gains tax. Real Gain is added to ordinary income which is taxed at the applicable ordinary rates for individuals and 36% for corporations. There is currently an exemption from Israeli Capital Gains Tax for the sale of shares of an "Industrial Company" or an "Industrial Holding Company", as such terms are defined under Israeli law, which are listed for trade on a stock exchange or traded over-the-counter. To the extent the Company qualifies as an Industrial Company or as an Industrial Holding Company, the above-mentioned exemption, while applicable, will apply to the sale of its shares under certain circumstances. The Company currently does not expect to qualify as an Industrial Company or as an Industrial Holding Company.

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

     Under the Israel-US treaty relating to relief from double taxation (the "Treaty"), the maximum tax on dividends paid to a holder of ordinary shares who is a resident of the United States within the meaning of the Treaty and who is entitled to claim the benefits afforded thereunder (a "Treaty U.S. Resident") is 25%. Dividends derived from income of an Israeli Company from an Approved Enterprise will generally be subject to a 15% withholding tax. Pursuant to the Treaty, subject to certain conditions, a Treaty U.S. Resident will not be subject to Israeli Capital Gains Tax on sale, exchange or disposition of Shares (unless he holds, directly or indirectly, 10% of the voting power of the Company during any part of the 12-month period preceding such transaction) if, subject to Israeli Capital Gains tax, such Treaty U.S. Resident would be permitted under the Treaty to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to certain limitations.

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

     Savyon's production facilities in Ashdod are being assessed as a hybrid enterprise, with in part "Approved Enterprise" status under the Investment Law, entitling Savyon to a tax exemption period of four years. Savyon has elected to enjoy the "Alternative Package" discussed above, but has not yet fully benefited from such status, since it has not yet generated taxable income. A final investment report was filed by Savyon with the Israel Investment Center during May 1999. Savyon received approval for the investments it had made until 1995 and submitted a request in 2001 for the approval of further investments made since.

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

          I.   SUBSIDIARY INFORMATION

     Not Applicable.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The following discussion about the Company's market risk disclosures involves forward-looking statements. Actual results could differ materially from those discussed in the forward-looking statements. Market risk to the Company represents risks related to changes in the value of a financial instrument caused by fluctuations of interest rates (on carrying interest assets and liabilities), foreign currency exchange rates (on non-U.S. Dollar denominated assets and liabilities) and inflation and devaluation.

INTEREST RATE RISK

     At December 31, 2002, the Company had long-term loans payable carrying fluctuating interest rates in the amount of approximately $223 thousand (including current maturities). Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% increase in the year-end interest rate. Assuming such increase in the interest rate, the fair value of the Company's long-term loans would increase by approximately $1,000.

FOREIGN CURRENCY EXCHANGE RISK

     At December 31, 2002, the Company had non U.S. Dollar denominated assets (i.e. cash and cash equivalents, trade receivables, etc.) in the amount of approximately $4.3 million and liabilities (i.e. short-term credit, trade payable, long term loans, etc.) in the amount of approximately $4.4 million. Market risk was estimated as the potential increase in fair value of net excess abovementioned liabilities over abovementioned assets resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of the Company's net excess non-U.S. Dollar denominated liabilities over assets would increase by approximately $10 thousand.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

     Not Applicable

                                    PART II

Item 13.  DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES.

     Not Applicable

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable

Item 15.  CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Within 90 days prior to the date of this report (the "Evaluation Date"), the Company's Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the Company's "disclosure controls and procedures" (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based on that evaluation, these officers have concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were adequate and designed to ensure that material information relating to the Company and the Company's consolidated subsidiaries would be made known to them by others within those entities.

CHANGES IN INTERNAL CONTROLS

     There were no significant changes in the Company's internal controls, or to the Company's knowledge, in other factors that could significantly affect the Company's disclosure controls and procedures subsequent to the Evaluation Date.

Item 16.  A. AUDIT COMMITTEE FINANCIAL EXPERT

     Not Applicable

          B. CODE OF ETHICS

     Not Applicable

          C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Not Applicable

                                    PART III

Item 17.  FINANCIAL STATEMENTS

     Not applicable.

Item 18.  FINANCIAL STATEMENTS

     Attached. See Item 19(a).

Item 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Consolidated Financial Statements

                HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2002


                                 IN U.S. DOLLARS



                                      INDEX


                                                              PAGE
                                                           -----------
REPORT OF INDEPENDENT AUDITORS                                  2

CONSOLIDATED BALANCE SHEETS                                   3 - 4

CONSOLIDATED STATEMENTS OF OPERATIONS                           5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                   6

CONSOLIDATED STATEMENTS OF CASH FLOWS                         7 - 9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   10 - 51

                                   - - - - - -

[ERNST & YOUNG LOGO]

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                          HEALTHCARE TECHNOLOGIES LTD.

     We have audited the accompanying consolidated balance sheets of Healthcare Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed by the Israeli Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States, (see Note 19 to the consolidated financial statements).


Tel-Aviv, Israel                                      KOST FORER & GABBAY
March 26, 2003                                 A Member of Ernst & Young Global

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                    DECEMBER 31,
                                                                                --------------------
                                                                                   2002       2001
                                                                                ---------   --------
     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents (Note 3)                                            $   1,153   $  1,177
  Restricted cash                                                                       -         86
  Trade receivables (net of allowance for doubtful accounts of $ 54 and $ 57
    as of December 31, 2002 and 2001, respectively)                                 4,131      4,468
  Other accounts receivable and prepaid expenses (Note 4)                           1,127        609
  Inventories (Note 5)                                                              1,441      1,795
                                                                                ---------   --------

TOTAL current assets                                                                7,852      8,135
                                                                                ---------   --------

LONG-TERM INVESTMENTS:
  Investment in an affiliate                                                            -     *)   -
  Long-term receivables                                                               240          -
                                                                                ---------   --------

TOTAL long-term investments                                                           240     *)   -
                                                                                ---------   --------

PROPERTY AND EQUIPMENT, NET (Note 6)                                                1,705      2,691
                                                                                ---------   --------

OTHER ASSETS, NET (Note 7)
  Goodwill, net                                                                       373        715
  Technology, net                                                                     166        441
  Other intangible assets, net                                                        229        503
                                                                                ---------   --------

TOTAL other assets                                                                    768      1,659
                                                                                ---------   --------

TOTAL assets                                                                    $  10,565   $ 12,485
                                                                                =========   ========

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                                             DECEMBER 31,
                                                                                        ---------------------
                                                                                           2002        2001
                                                                                        ---------    --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit (Note 8)                                                       $      58    $    392
  Current maturities of long-term bank loans (Note 10)                                        791         768
  Trade payables                                                                            3,295       3,953
  Other accounts payable and accrued expenses (Note 9)                                      1,838       2,367
                                                                                        ---------    --------

TOTAL current liabilities                                                                   5,982       7,480
                                                                                        ---------    --------

LONG-TERM LIABILITIES:
  Long-term bank loans, net of current maturities (Note 10)                                    91         326
  Convertible debentures in a subsidiary, net (Note 11)                                         -         600
  Accrued severance pay, net                                                                  246         300
                                                                                        ---------    --------

TOTAL long-term liabilities                                                                   337       1,226
                                                                                        ---------    --------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 12)

SHAREHOLDERS' EQUITY (Note 13):
  Share capital:
    Ordinary shares of NIS 0.04 par value - Authorized: 40,000,000 as of December
      31, 2002 and 2001; Issued and Outstanding: 7,643,727 as of December 31, 2002
      and 2001                                                                                 99          99
  Additional paid-in capital                                                               16,266      16,240
  Cumulative foreign currency translation adjustments                                        (118)        (91)
  Accumulated deficit                                                                     (12,001)    (12,469)
                                                                                        ---------    --------

TOTAL shareholders' equity                                                                  4,246       3,779
                                                                                        ---------    --------

                                                                                        $  10,565    $ 12,485
                                                                                        =========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                           YEAR ENDED DECEMBER 31,
                                                                     --------------------------------
                                                                       2002        2001        2000
                                                                     --------    --------    --------
Sales (Note 16)                                                      $ 16,676    $ 16,013    $ 15,456
Cost of sales                                                          10,386       9,984      10,006
                                                                     --------    --------    --------

Gross profit                                                            6,290       6,029       5,450
                                                                     --------    --------    --------

Research and development costs, net (Note 15a)                            912       3,164       1,408
Selling and marketing expenses                                          3,161       3,167       2,755
General and administrative expenses                                     2,475       3,966       2,669
Amortization of goodwill                                                  471         246         196
                                                                     --------    --------    --------

                                                                        7,019      10,543       7,028
                                                                     --------    --------    --------

Operating loss                                                           (729)     (4,514)     (1,578)
Financial income (expenses), net (Note 15b)                              (491)       (311)        129
Other income, net (Note 15c)                                            1,482         896         754
                                                                     --------    --------    --------

                                                                          262      (3,929)       (695)
Minority interest in losses of subsidiaries                               206         916         204
                                                                     --------    --------    --------

Net income (loss)                                                    $    468    $ (3,013)   $   (491)
                                                                     ========    ========    ========

Net earnings (loss) per NIS 1 par value of shares (in U.S. dollars)  $   1.53    $  (12.6)   $  (2.64)
                                                                     ========    ========    =========

Weighted average number of shares used in computing basic net
  earnings (loss) per NIS 1 par value of shares (in thousands)          7,644       5,977       4,644
                                                                     ========    ========    ========

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                          NUMBER                          CUMULATIVE
                                                            OF                             FOREIGN
                                                          SHARES              ADDITIONAL   CURRENCY                      TOTAL
                                                           (IN        SHARE    PAID-IN    TRANSLATION   ACCUMULATED   SHAREHOLDERS'
                                                        THOUSANDS)   CAPITAL   CAPITAL    ADJUSTMENTS     DEFICIT        EQUITY
                                                        ----------  --------  ----------  -----------  -------------  ------------

Balance at January 1, 2000                                   4,644  $     71  $   15,715  $       (11) $      (8,965) $       6,810
Foreign currency translation adjustments                         -         -           -           36              -             36
Net loss                                                         -         -           -            -           (491)          (491)
                                                        ----------  --------  ----------  -----------  -------------  ------------

Balance at December 31, 2000                                 4,644        71      15,715           25         (9,456)        6,355
Issuance of shares, net                                      2,000        18       1,534            -              -         1,552
Issuance of shares in respect of the acquisition of
  Gamida Gen                                                 1,000        10         740            -              -           750
Capital surplus in respect of a transaction between
  the Company and a controlling shareholder, in
  respect of the acquisition of Gamida Gen                       -         -      (1,749)           -              -        (1,749)
Foreign currency translation adjustments                         -         -           -         (116)             -          (116)
Net loss                                                         -         -           -            -         (3,013)       (3,013)
                                                        ----------  --------  ----------  -----------  -------------  ------------

Balance at December 31, 2001                                 7,644        99      16,240          (91)       (12,469)        3,779

Issuance expenses                                                -         -        (108)           -              -          (108)
Capital surplus in respect of sale of operations to
  Savyon                                                         -         -         134            -              -           134
Foreign currency translation adjustments                         -         -           -          (27)             -           (27)
Net income                                                       -         -           -            -            468           468
                                                        ----------  --------  ----------  -----------  -------------  ------------

Balance at December 31, 2002                                 7,644  $     99  $   16,266  $      (118) $     (12,001) $      4,246
                                                        ==========  ========  ==========  ===========  =============  ============


The accompanying notes are an integral part of the consolidated financial statements.

                              HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                           YEAR ENDED DECEMBER 31,
                                                                    ------------------------------------
                                                                       2002         2001          2000
                                                                    ----------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                 $      468    $  (3,013)   $    (491)
  Adjustments required to reconcile net income (loss) to net cash
  provided by (used in) operating activities (a)                          (217)          34          801
                                                                    ----------    ---------    ---------

Net cash provided by (used in) operating activities                        251       (2,979)         310
                                                                    ----------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment                             329          126          486
  Purchase of property and equipment                                      (840)        (834)        (989)
  Investment in other assets                                                 -            -         (131)
  Proceeds from realization of Gamida Diagnostic U.K                        13            -            -
  Realization of investments in Procognia (c)                             (353)           -            -
  Marketable securities, net                                                 -          352         (337)
  Investment in restricted cash                                              -          (86)           -
  Proceeds from withdrawal of restricted cash                               86            -            -
                                                                    ----------    ---------    ---------

Net cash used in investing activities                                     (765)        (442)        (971)
                                                                    ----------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term bank credit, net                                             (333)      (1,200)         592
  Proceeds from long-term bank loans                                       556          463          617
  Principal payment of long-term bank loans                               (606)        (795)        (544)
  Issuance expenses                                                       (108)           -            -
  Proceeds from issuance of shares, net                                      -        1,552            -
  Proceeds from issuance of shares in a subsidiary, net                      -            -        2,470
  Proceeds from issuance of convertible debentures in a
  subsidiary                                                             1,000        1,000            -
                                                                    ----------    ---------    ---------

Net cash provided by financing activities                                  509        1,020        3,135
                                                                    ----------    ---------    ---------

Effect of exchange rate changes on cash and cash equivalents               (19)         (40)          15
                                                                    ----------    ---------    ---------

Increase (decrease) in cash and cash equivalents                           (24)      (2,441)       2,489
Cash and cash equivalents at the beginning of the year                   1,177        3,618        1,129
                                                                    ----------    ---------    ---------

Cash and cash equivalents at the end of the year                    $    1,153    $   1,177    $   3,618
                                                                    ==========    =========    =========

The accompanying notes are an integral part of the consolidated financial statements.

                              HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                         YEAR ENDED DECEMBER 31,
                                                                      -----------------------------
                                                                       2002       2001       2000
                                                                      -------    -------    -------
     (a)  ADJUSTMENTS REQUIRED TO RECONCILE NET INCOME (LOSS) TO
          NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:

           Depreciation and amortization                              $ 1,530    $ 1,426    $ 1,451
           Erosion of long-term investments and bank loans, net           (11)         5         39
           Capital loss (gain) on sale of property and equipment          (76)         7         51
           Minority interest in losses of subsidiaries                   (206)      (916)      (204)
           Accrued interest on convertible debentures                      38         16          -
           Accrued severance pay, net                                     (42)       149        (58)
           Capital gain from realization of Gamidor Diagnostics U.K       (13)         -          -
           Gain on marketable securities                                    -         (6)        (9)
           Capital gain from decrease in holdings in Procognia         (1,349)      (903)      (805)
           Decrease (increase) in trade receivables (including
             long-term receivables)                                       310       (351)       531
           Decrease (increase) in other accounts receivable and
               prepaid expenses                                            51         47       (301)
           Decrease (increase) in inventories                              64       (266)       445
           Increase (decrease) in trade payables                         (273)       245       (306)
           Increase (decrease) in other accounts payable and accrued
             expenses                                                    (240)       581        (33)
                                                                      -------    -------    -------

                                                                      $  (217)   $    34    $   801
                                                                      =======    =======    =======

          INVESTMENT IN GAMIDA GEN:
          Net fair value of assets acquired and liabilities assumed
           At the date of acquisition:

           Working capital deficiency, net (excluding cash and cash
             equivalents)                                             $     -    $(1,508)   $     -
           Property and equipment                                           -         22          -
           Technology                                                       -        493          -
           Accrued severance pay                                            -         (6)         -
           Capital surplus in respect of transaction with a
             controlling shareholder                                        -      1,749          -
           Issuance of shares in consideration for the acquisition          -       (750)         -
                                                                      -------    -------    -------

                                                                      $     -    $     -    $     -
                                                                      =======    =======    =======

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                         YEAR ENDED DECEMBER 31,
                                                                      -----------------------------
                                                                       2002       2001       2000
                                                                      -------    -------    -------
          REALIZATION OF INVESTMENT IN PROCOGNIA

          Working capital deficiency, net (excluding cash and cash
             equivalents)                                             $  (504)   $     -    $     -
          Property and equipment                                          391          -          -
          Long-term bank loans                                           (145)         -          -
          Minority interest in a subsidiary                               612          -          -
          Convertible debentures in subsidiary                         (2,044)         -          -
          Accrued severance pay                                           (12)         -          -
          Capital gain from decrease in holdings in Procognia           1,349          -          -
                                                                      -------    -------    -------

                                                                      $  (353)   $     -    $     -
                                                                      =======    =======    =======

          SALE OF OPERATIONS TO A JOINTLY CONTROLLED ENTITY

          Working capital deficiency, net (excluding cash)            $  (427)   $     -         $-
          Long-term receivables                                          (240)         -          -
          Property and equipment                                          253          -          -
          Other assets                                                    280          -          -
          Capital surplus in respect of sale of operations to Savyon      134
                                                                      -------    -------    -------

                                                                      $     -    $     -    $     -
                                                                      =======    =======    =======

          SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:
           Cash paid during the year for:
            Interest                                                  $   131    $   160    $    28
                                                                      =======    =======    =======

The accompanying notes are an integral part of the financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-  BUSINESS AND ORGANIZATION

          a.   General:

               Healthcare Technologies Ltd. ("the Company"), an Israeli corporation is a holding company. The Company and its subsidiaries (collectively, "the Group"), are engaged in the development, manufacturing and marketing of medical diagnostic kits and provide service tools and materials to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Group is also engaged in the research and development, production and marketing of molecular biology based gene-screening tools for the detection of certain gene-associated disorders in humans. The Group's major sales market is the domestic market. As for geographic markets and major customers, see Note 16.

               Pronto Diagnostics Ltd. ("Pronto") (formerly: Savyon Diagnostics), a wholly-owned subsidiary, is engaged in the serology field, and manufactures sophisticated microplate-based enzyme immuno assays for detection of antibodies.

               Gamida Gen, a wholly-owned subsidiary of Pronto, is an Israeli biotechnology company engaged in research, development and marketing of molecular biology-based gene screening tools for the detection of certain gene related disorders in humans. Pronto and Gamida Gen merged their operations as of December 31, 2001 and are currently awaiting the approval for the merger by both the Israeli Tax Authorities and the Companies' Registrar. Such merger has no accounting implications (see also Note 1e).

               The Company's subsidiaries, Danyel Biotech Ltd. ("Danyel"), Gamida Gen Marketing (1979) Ltd. ("Gamida Gen Marketing") (formerly - Gamidor) and Gamidor Diagnostic Ltd. ("Gamidor") distribute medical diagnostic kits, reagents and chemicals for research, industrial and clinical uses.

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-  BUSINESS AND ORGANIZATION (CONT.)

          c.   Investment in Procognia Ltd.:

               In January 2000, the Company established a 98%-owned subsidiary, Procognia (Israel) Ltd. ("Procognia"). The Company's Board of Directors has approved the transfer of the Company's activities, rights, assets and obligations in relation to the Glycobiology project, to Procognia. In February 2000, Pronto, Procognia and an entrepreneur entered into an agreement, whereby Pronto sold and the entrepreneur assigned to Procognia, as of January 1, 2000, all of their rights and obligations pertaining to Pronto's assets with regard to its research and development activities in the area of glycomolecular analysis ("the Project"), as well as such party's accounts receivable, contracts, equipment, technology and intellectual property relating to the Project. In consideration for all rights, assets and obligations transferred and assigned to Procognia, the Company undertook to pay Pronto all of its accumulated net expenses. In addition, the entrepreneur will receive 3% of Procognia's shares, subject to a three-year vesting period, commencing June 2000.

               During the year 2000, Procognia effected a private placement of its equity securities, raising an aggregate amount of $ 2,477, as a result of which the Company's holdings in the share capital of Procognia decreased to approximately 70.08%. In addition, the investors undertook to purchase, except in certain circumstances, convertible debentures for an aggregate amount of $ 2,500 within a year (see Note 11). The conversion of the debentures shall entitle the investors to additional shares.

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

               In April 2002, Procognia's parent company, the Company's affiliate, issued Preferred B and B1 shares in a private placement upon which an amount of approximately $ 14,300 (out of which $1,250 related to conversion of convertible debentures) was raised. In December 2002, Procognia acquired all of the shares of Sense Proteomic Ltd., in a share exchange transaction. In respect of this transaction, Procognia completed another financing round, in which $ 4,000 was raised. As a result of these transactions, the Company's voting rights declined from 70.08% to 11.6% and consequently Procognia's financial statements are no longer consolidated with those of the Company. As a result of the decline in voting rights the Company recorded a capital gain in the amount of $ 1,349. The previously accrued losses that relate to the share retained by the investor were reversed and the carrying amount of the investment in Procognia was reduced to zero.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-  BUSINESS AND ORGANIZATION (CONT.)

          d.   Sale of certain activities:

               In March 2000, a certain of Gamida Gen Marketing non-core activities were transferred to Gamida Biochemicals Ltd., a subsidiary of Gamida for Life B.V., a principal shareholder of the Company, in consideration for $ 212 and a royalty payment on future sales of Gamida Biochemicals at the rate of 2.5% for a period of 5 years commencing October 2000.

          e.   Acquisition of Gamida Gen Ltd.:

               On January 17, 2001, the Company acquired all the shares of Gamida Gen, in consideration for the issuance of 1,000,000 shares of the Company to the shareholders of Gamida Gen, of which 500,000 shares were held in escrow for a period of one year from the transaction date. During 2002, the shares were released from escrow. The acquisition cost amounted to $ 750 Gamida for Life BV, a principal shareholder of the Company, was also the principal shareholder of Gamida Gen.

               As part of the acquisition, the Company agreed, subject to certain conditions, which have not yet been materialized, to release the former shareholder's guarantee totaling $ 275 to the bank.

               The Company transferred all Gamida Gen shares to its wholly-owned subsidiary, Pronto.

               Pronto and Gamida Gen merged their operations as of December 31, 2001 and are currently awaiting the approval for the merger by both the Israeli Tax Authorities and the Companies' Registrar.

               The operations of Gamida Gen are included in the consolidated financial statements from the date of acquisition.

               The transaction was accounted for in accordance with the purchase method of accounting. The allocation of the purchase price of Gamida Gen acquisition is based on the fair value of the assets acquired and liabilities assumed. The excess of the fair value of the shares issued over the carrying amount of the investment in the amount of $ 2,242, was recorded accordingly:

               1. The excess of the fair value of the shares issued to the controlling shareholder over the carrying amount of the investment, was charged to additional paid-in capital at the amount of $ 1,749.

               2. The excess of the investment in Gamida Gen, which was acquired from the other shareholders over the equity upon acquisition, amounted to $ 493, was assigned and recorded as technology and is amortized over 3 years.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-  BUSINESS AND ORGANIZATION (CONT.)

               The following represent the unaudited pro-forma results of operations for the year ended December 31, 2000, assuming that the acquisition occurred on January 1, 2000.

                                                                                             DECEMBER 31,
                                                                                                2000
                                                                                            -------------
               Sales                                                                        $      15,692
                                                                                            =============

               Net loss                                                                     $      (1,033)
                                                                                            =============

               Basic and diluted net loss per NIS 1 par value of shares (in U.S. dollars)   $       (0.18)
                                                                                            =============

          f. Acquisition of Savyon Yaron's Diagonistics Marketing Ltd. ("Savyon Yaron'") minority:

               Gamidor acquired on July 1, 2001 all the shares of Savyon Yaron held by the minority, in consideration for the waiver of the guarantee provided by the minority to Savyon Yaron in respect of its liabilities. Savyon Yaron ceased its operations in December 2001. The balance of the minority in the amount of $ 55 was recorded as minority interest in losses of subsidiaries in 2001.

          g.   Sale of Gamidor Diagnostics UK:

               In February 2002, the Company sold its investment in Gamidor Diagnostics UK for an amount of $13. As a result, the Company recorded a capital gain in the amount of $13.

          h.   Establishment of Savyon:

               On December 31, 2002, the Company entered into an agreement with the Levin Family LLP. for the establishment of a new jointly owned entity, Savyon. At the same date, Savyon purchased from Pronto certain assets, inventory, patent rights and know how related to the diagnosis of infectious diseases in consideration of $ 1,900 to be paid as follows: $ 770 on January 1, 2003, $ 430 in April 2003 and additional 35 monthly installments of $ 20 each. In connection with the transaction, the Levin family agreed to loan Savyon an amount of $ 1,200 to be used to pay a portion of the consideration to Pronto. The terms of the repayment of the loan have not yet been determined. According to Israeli GAAP, since the transaction was financed with a shareholders loan, the assets, inventory, patent rights and know how that were transferred to Savyon, were recorded in Savyon's books according to their book value as it appeared in Pronto's books prior to the sale. The excess of the purchase price over the book value of the assets and know-how that were transferred, was recorded as additional paid-in capital. In addition, the investment in Savyon would be accounted for according to the proportionate consolidations method (i.e., 50% of the balances and results of Savyon are consolidated in the Company's financial statements).

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-  BUSINESS AND ORGANIZATION (CONT.)

          i.   Definitions:

               The Company       -   Healthcare Technologies Ltd.

               The Group         -   The Company and its subsidiaries.

               Subsidiaries      -   Companies whose accounts are consolidated
                                     with those of the Company.

               Related parties   -   As defined in Opinion 29 of the Institute
                                     of Certified Public Accountants in Israel.
                                     The Group companies transact with
                                     companies, which are related parties in the ordinary course of business. Balances and transactions with related parties are presented in Note 17.

               Controlling       -   As defined in Israeli Securities
               shareholder           Regulations (Presenting Transactions
                                     Between a Company and its Controlling
                                     Shareholder in Financial Statements), 1996.

               Affiliate         -   A company that is presented under the cost
                                     method.

               Consumer          -   The Israeli Consumer Price Index ("CPI")
               Price Index           published by the the central Bureau of
                                     Statistics.

               Jointly           -   A company owned by several entities among
               controlled            which there is a contractual agreement for
               entity                joint control, and whose financial
                                     statements are consolidated with those of the Company, using the proportionate consolidation method.

               The following is a list of the subsidiaries and the affiliate:

                                                                                        PERCENTAGE OF HOLDING AND
                                                                                                OWNERSHIP
                                                                                        -------------------------
               COMPANY                                                                         DECEMBER 31,
                                                                                        -------------------------
                                                                                            2002          2001
                                                                                        ----------     ----------
               Pronto Diagnostics Ltd. (formerly: Savyon Diagnostics Ltd.) ("Pronto")          100%           100%
               Danyel Biotech Ltd. ("Danyel") (2)                                               80%            80%
               Gamida Gen Marketing (1979) Ltd. (formerly - Gamidor)                           100%           100%
               Gamidor Diagnostics Ltd. ("Gamidor") (3)                                        100%           100%
               Procognia (Israel) Ltd. ("Procognia") (formerly: Procognia Ltd.)               11.6%         70.08%
               Savyon-Yaron Diagnostics Marketing Ltd. ("Savyon-Yaron") (1)                    100%           100%
               Gamida Gen (4)(5)                                                               100%           100%
               Gamidor Diagnostics Limited ("Gamidor Diagnostics UK")                            -             24%
               Savyon Diagnostics Ltd. ("Savyon")                                               50%             -

               (1)  Inactive company since December 2001.
               (2) The company was established in 1999 together with a shareholder who acts as its manager.
               (3)  A wholly-owned subsidiary of Gamida Gen Marketing Ltd.
               (4)  A wholly-owned subsidiary of Pronto.
               (5)  Merged into Pronto in December 31, 2001.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES

          These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States, as described in Note 19.

          a.   Use of estimates:

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

          b.   Financial statements in U.S. dollars:

               Since the Company's shares are traded on NASDAQ in the United States, the Company elected to adjust its financial statements according to the changes in the exchange rate of the U.S. dollar, in conformity with Section 29b to Statement No. 36 of the Institute of Certified Public Accountants in Israel. Thus, the reporting currency of the Company is the U.S. dollar. Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured to U.S. dollar using the foreign exchange rate at balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. The effects of foreign currency remeasurement are reported in the statements of operations, as financial income or expenses, as appropriate.

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

          c.   Principles of consolidation:

               1. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               2. Consolidation of financial statements of jointly controlled entities:

                    In accordance with Opinion 57 of the Institute of Certified Public Accountants in Israel, the financial statements of companies that are jointly controlled are included in the Company's consolidated financial statements according to the proportionate consolidation method. That is consolidating 50% of the balances and results of Savyon in the Company's financial statements.

          d.   Cash equivalents:

               The Group considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

          e.   Restricted cash:

               Restricted cash is primarily invested in highly liquid deposits, which are used to secure a bank loan. The deposit is in US dollar and bears interest at the rate of 1.9%. The short-term deposit is presented at its cost including the accrued interest.

          f.   Marketable securities:

               Marketable securities invested for the short-term are presented at market value as of the balance sheet date. Changes in their value are reflected in the statement of operations as financial income or expenses in accordance with Opinion No. 44 of the Institute of Certified Public Accountants in Israel.

          g.   Inventories:

               Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. In the years ended December 31, 2002, 2001 and 2000 the Group wrote-off slow-moving items in the amounts of $ 0, $ 54 and $ 165, respectively, which are included in cost of sales.

               Cost is determined as follows:

               -    Raw materials and packaging materials - at average cost.

               - Finished goods - on the basis of computed manufacturing costs, which include raw materials, labor and direct and indirect manufacturing costs. Purchased goods are stated at the lower of cost or market value.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          h.   Investment in an affiliate:

               The investment in an affiliate in which the Company owns 24% is presented at its cost, since the Company is not represented on the affiliate's board of directors, as required by Statement No. 68 of the Institute of Certified Public Accountants in Israel, in order to present the investment in the affiliate on the basis of the equity method of accounting. In February 2002, the shares were sold to a third party for approximately $ 13.

               The investment in Procognia in which the Company holds 11.6% is presented at zero (see Note 1c).

          i.   Long-term receivables:

               Long-term receivables are recorded at estimated present values determined based on current rates of interest and reported at the net amounts in the accompanying financial statements.

          j.   Property and equipment:

               Property and equipment are stated at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

               Annual rates of depreciation are as follows:

                                                                                        %
                                                                         -------------------------------
               Laboratory manufacturing and medical equipment                  10 - 33 (mainly 20)
               Office furniture and equipment                                   6 - 33 (mainly 6)
               Motor vehicles                                                           15
               Leasehold improvements                                       Over the term of the lease

               The Company and its subsidiaries assess the recoverability of the carrying amount of property and equipment and provide for any possible impairment loss based upon the fair value of such assets.

               As of December 31, 2002 no impairment losses have been identified.

          k.   Other assets:

               1. Goodwill represents the excess of the cost of acquisition in subsidiaries over their carrying value upon acquisition. Goodwill is amortized over a period of 10 years, using the straight-line method.

               2. Costs incurred for the registration of patents, trademarks and know-how are amortized at an annual rate of 10%. Grants received in respect thereof are deducted from costs.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               3. Distribution rights are amortized using the straight line method over their useful life, which is 8 years.

               4. Technology is amortized using the straight line method over its useful life, which is 3 years.

               The carrying value of goodwill, patents, trademarks, know-how, technology and distribution rights is periodically reviewed by management, based on the expected future undiscounted operating cash flows over their remaining amortization period. If this review indicates that goodwill, patents, trademarks, know-how and distribution rights and technology will not be recoverable, their carrying value is reduced to estimated fair value. No impairments have been identified as of December 31, 2002.

          l.   Convertible debentures of subsidiaries and affiliates:

               When exercise of convertible debentures of subsidiaries or affiliates is deemed probable and a loss in respect of this dilution will result to the parent company, a provision for this loss is recorded.

          m.   Deferred income taxes:

               Deferred income taxes are computed in respect of temporary differences between the amounts included in these financial statements, and those to be considered for tax purposes.

               Deferred tax balances are computed at the tax rate that will be in effect when those taxes are released to the statement of operations.

               Taxes that would apply in the event of the realization of investments in subsidiaries have not been taken into account in computing the deferred taxes, as it is the Company's intention to hold these investments. Similarly, taxes that would apply in the event of the distribution of earnings by subsidiaries as dividends have not been taken into account in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability.

          n.   Revenue recognition:

               Revenues are recognized in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), upon delivery of the products when the collection of the receivable is probable, persuasive evidence of an agreement exists, no significant obligations remain and the price is fixed or determinable. The Goup follows Statement of Financial Accounting Standard No. 48 "Revenue Recognition when Right of Return Exists" ("SFAS No. 48"), accordingly, based on the Company's management experience, no provisions for returns were recorded for the years ended December 31, 2002, 2001 and 2000.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          o.   Research and development costs:

               Research and development costs, net of participations and grants received, are charged to expenses as incurred.

          p.   Royalty-bearing grants

               Royalty-bearing grants from the Government of Israel and The Israel-United States Bi-national Industrial Research and Development Foundation for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants amounted to $ 158, $ 0, and $ 0 in 2002, 2001 and 2000, respectively. Total royalties paid amounted to $ 99, $ 12 and $ 93 in 2002, 2001 and 2000, respectively and were recorded as part of the cost of goods.

          q.   Advertising costs:

               Advertising costs are charged to expenses as incurred. Advertising expenses for the years ended December 31, 2002, 2001 and 2000, were approximately $ 22, $ 43 and $ 165, respectively.

          r.   Basic and diluted net loss per share:

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

          s.   Concentrations of credit risk:

               Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and long-term trade receivables. Cash and cash equivalents and restricted cash are deposited in major banks in Israel. Management believes that the financial institutions that hold the Group's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments. The Group's trade receivables derive mainly from sales to numerous customers in Israel, Europe and the United States. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Group performs ongoing credit evaluations of its customers' financial condition and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

          t.   Fair value of financial instruments:

               The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

               The carrying amounts of cash and cash equivalents, restricted cash, short-term trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

               The carrying amounts of long-term receivables approximate their fair value. The fair value was determined based on current rates of interest.

               The carrying amounts of the Group's long-term borrowings and convertible debentures in a subsidiary approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on the Group's incremental borrowing rates for similar type of borrowing arrangements.

          u.   Severance pay:

               The liability of the Company and its Israeli subsidiaries for severance pay is computed based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date and is presented on the undiscounted basis. The liability is covered by an accrual, amounts deposited with severance pay funds, insurance policies and Mivtahim Social Insurance Institution Ltd. ("Mivtahim"). The amounts accumulated with the insurance company and Mivtahim are not under the Company's management control and are, therefore, not reflected in the balance sheet. The amounts in the severance pay fund are available for withdrawal under the provisions of the Severance Pay Law, 1963.

               Severance expenses for the years ended December 31, 2002, 2001 and 2000 were $ 54, $ 155 and $ 154, respectively.

          v. Implementation of new accounting standards and their impact on the financial statements:

               During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 with respect to the discontinuation of the adjustment of financial statements, and Accounting Standard No. 13 with respect to the effect of the changes in the exchange rates for foreign currencies. In August 2002, Accounting Standard No. 14 was published with respect to fiscal reporting for interim periods, and in December 2002, Accounting Standard No. 17 was published with respect to the deferral of the implementation of Accounting Standards No. 12 and No. 13 until January 1, 2004. In February 2003, Accounting Standard No. 15 was published with respect to the impairment of assets.

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               According to Standards No. 12 and No. 17, which deal with the adjustment of financial statements, financial statements will discontinue to be adjusted for inflation in Israel commencing January 1, 2004. Until December 31, 2003, certain subsidiaries will continue to

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

               prepare adjusted financial statements in conformity with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2003, will serve as the starting point for nominal financial reporting beginning January 1, 2004.

               In accordance with the provisions of Accounting Standard No. 13 and No. 17 prescribe principles with respect to the effect of the changes in the exchange rates for foreign currency. These Standards replaces clarification No. 8 and clarification No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are void with the discontinuation of the adjustment of financial statements. The Standards deal with the translation of transactions in foreign currency and the translation of financial statements of foreign operations in order to integrate them into the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those implemented to date.

               Accounting Standard No. 13 will apply to financial statements for periods commencing after December 31, 2003.

               In accordance with the provisions of Accounting Standard No. 13, it is possible to continue adjusting the financial statements pursuant to the changes in the foreign currency exchange rates in accordance with section 29(a) to Opinion No. 36 of the Institute of Certified Public Accountants in Israel up until the date on which the Accounting Standards Board will publish a new Standard regarding this issue. This Standard requires disclosure with respect to the reasons for presenting the financial statements in foreign currency. In addition, this Standard requires disclosure with respect to any change whatsoever in the reporting currency.

               The objective of Accounting Standard No. 14, which deals with fiscal reporting for interim periods, is to determine the minimum content for financial reporting for interim periods, as well as to determine the recognition and measurement principles in financial statements for interim periods. In addition, the interim financial statements will, for the first time, include condensed segmental information similar to the information included in the annual financial statements. This Accounting Standard, which is based on International Accounting Standard No. 34, "Financial Reporting for Interim Periods", replaces Opinion No. 43 of the Institute of Certified Public Accountants in Israel that deals with financial statements for interim periods and Opinion No. 60 that deals with the amendment of Opinion No. 43 with respect to the cancellation of the obligation to include information regarding nominal data in financial statements for interim periods. This Standard will apply in respect to financial statements for periods beginning on or after January 1, 2003.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-  SIGNIFICANT ACCOUNTING POLICIES (CONT.)

               Accounting Standard No. 15, which deals with the impairment of assets, is based on International Accounting Standard No. 36, and prescribes the accounting principles in the case of a decline/elimination of the decline, in the value of a company's assets, including investments in investees that are not subsidiaries, goodwill arising from the acquisition of subsidiaries and fair value adjustments. This Standard will apply with respect to financial statements for periods commencing on or after January 1, 2003.

               The transitional guidelines in the Standard prescribe that losses due to an impairment of assets, which derive from the application of this Accounting Standard, will be recognized in the pre-tax income. The aforesaid will not apply in the case of a loss from the impairment of an asset that was not recognized in the past only due to the fact that the total undiscounted expected future net cash flow exceeds the book value. The latter will be carried to the statement of operations under the item "Cumulative effect of the change in the accounting principle to the beginning of the year".

               Management does not anticipate that the new Standards, as discussed above, will have certain effect on its results of operations, financial position and cash flows.

NOTE 3:-  CASH AND CASH EQUIVALENTS

                                                                  DECEMBER 31,
                                                        -------------------------------
                                                             2002              2001
                                                        -------------     -------------
               Cash                                     $       1,140     $       1,060
               Short-term bank deposits                            13               117
                                                        -------------     -------------

                                                        $       1,153     $       1,177
                                                        =============     =============

NOTE 4:-  OTHER ACCOUNTS RECEIVABLE AND PREPAID
          EXPENSES

           Grants receivable                            $           -     $           8
           Government authorities                                  68               208
           Employees                                                1                 2
           Prepaid expenses                                       156               135
           Related parties (1)                                    142               212
           Receivable on account of sale of operations
            to Savyon                                             720                 -
           Other                                                   40                44
                                                        -------------     -------------

                                                        $       1,127     $         609
                                                        =============     =============

          (1) The balance is linked to CPI and bears annual interest at the rate of 4%.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:-  INVENTORIES

                                                                  DECEMBER 31,
                                                        -------------------------------
                                                            2002               2001
                                                        -------------     -------------
                Raw materials and packaging materials   $         196     $         318
                Finished goods                                  1,245             1,477
                                                        -------------     -------------

                                                        $       1,441     $       1,795
                                                        =============     =============

NOTE 6:-  PROPERTY AND EQUIPMENT, NET

          a. Composition of assets and accumulated depreciation, and the changes therein during the reported year, are classified as follows:

                                                         LABORATORY,                       OFFICE
                                                        MANUFACTURING                    FURNITURE
                                                         AND MEDICAL      LEASEHOLD         AND         MOTOR
                                                          EQUIPMENT      IMPROVEMENTS    EQUIPMENT     VEHICLES     TOTAL
                                                       ---------------  -------------   -----------  -----------  -----------
                COST:
                Balance at January 1, 2002             $         5,146  $       1,923   $     1,619  $       631  $     9,319
                Additions during the year                          628             18            62          132          840
                Disposals during the year                         (724)          (828)         (300)        (127)      (1,979)
                Disposals in respect of realization
                  of investment in a subsidiary                   (329)            (6)         (125)           -         (460)
                Translation adjustments                            (27)            (2)           (6)          (4)         (39)
                                                       ---------------  -------------   -----------  -----------  -----------

                Balance at December 31, 2002                     4,694          1,105         1,250          632        7,681
                                                       ---------------  -------------   -----------  -----------  -----------

                ACCUMULATED DEPRECIATION:
                Balance at January 1, 2002                       3,838          1,407         1,168          215        6,628
                Additions during the year                          511            185           132           92          920
                Disposals during the year                         (441)          (715)         (257)         (60)      (1,473)
                Disposals in respect of realization
                  of investment in a subsidiary                    (35)             -          (34)            -          (69)
                Translation adjustments                            (23)            (1)          (4)           (2)         (30)
                                                       ---------------  -------------   -----------  -----------  -----------

                Balance at December 31, 2002                     3,850            876         1,005          245        5,976
                                                       ---------------  -------------   -----------  -----------  -----------

                Depreciated cost at December 31,
                2002                                   $           844  $         229   $       245  $       387  $     1,705
                                                       ===============  =============   ===========  ===========  ===========

                Depreciated cost at December 31,
                2001                                   $         1,308  $         516   $       451  $       416  $     2,691
                                                       ===============  =============   ===========  ===========  ===========

                    Depreciation expenses amounted to $ 920, $ 1,007 and $ 1,113 for the years ended December 31, 2002, 2001 and 2000, respectively.

               b.   As for charges, see Note 12e.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:-  OTHER ASSETS, NET

                                                                                     PATENTS,
                                                                                     KNOW-HOW
                                                                                       AND      DISTRIBUTION
                                                     GOODWILL        TECHNOLOGY     TRADEMARKS    RIGHTS          TOTAL
                                                  ---------------  -------------   -----------  ------------   -----------
           Balance as of January 1, 2002          $           715  $         441   $       372  $       131   $     1,659
           Amortization during the year                      (196)          (275)         (116)         (23)         (610)
           Disposals during the year                         (292)             -          (269)           -          (561)
           Additions in respect of jointly
             controlled entity                                146              -           135            -           281
           Translation adjustments                              -              -             -           (1)           (1)
                                                  ---------------  -------------   -----------  ------------   -----------

           Balance as of December 31, 2002        $           373  $         166   $       122  $       107    $       768
                                                  ===============  =============   ===========  ===========    ===========

           Net of grants from the OCS             $             -  $           -   $        59  $         -    $        59
                                                  ===============  =============   ===========  ===========    ===========

          Amortization expenses amounted to $ 610, $ 419 and $ 338 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 8:-  SHORT-TERM BANK CREDIT

          Weighted average interest rate of short-term credit in unlinked NIS as of December 31, 2002 and 2001 is 10% and 8.4%, respectively.

          The Group has an authorized credit line in the amount of $ 600 as of December 31, 2002. For amounts overdrawn in excess of the Group's authorized credit line, the Group is subject to an annual average interest rate of 11.4% on the outstanding amount.

          As of December 31, 2002, the Group has $ 542 of unutilized credit line.

          As for charges, see Note 12e(1).

NOTE 9:-  OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                        DECEMBER 31,
                                                -----------------------------
                                                   2002          2001
                                                -----------   -----------
            Royalties payable                   $       122   $       287
            Employees and payroll accruals              655           835
            Government authorities                       67           104
            Customer advances                           163           175
            Accrued expenses                            272           655
            Related parties (1)                         112           227
            Other                                       447            84
                                                -----------   -----------

                                                $     1,838   $     2,367
                                                ===========   ===========

          (1) The balance is linked to the Israeli CPI and bears annual interest at the rate of 4%.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 10:- LONG-TERM BANK LOANS

          a. Composed as follows:

                                                                                  DECEMBER 31,
                            INTEREST        ---------------------------------------------------------------------------------------
                              RATE                                  2002                                      2001
                     ---------------------- --------------------------------------------  -----------------------------------------
                                                               NIS        IN                              NIS        IN
                                                 IN         LINKED TO   FOREIGN               IN       LINKED TO   FOREIGN
                         2002       2001     U.S. DOLLAR       CPI     CURRENCY   TOTAL   U.S. DOLLAR     CPI     CURRENCY    TOTAL
                      ---------- ----------  ------------   ---------  --------  -------  -----------  ---------  --------   -------
                                %
                      ---------------------
Loans from banks       3.2-6.2    3.5 - 9    $        200   $     659  $     23  $   882  $     467     $   483    $   144   $ 1,094
Less - current
  maturities                                          109         659        23      791        166         480        122       768
                                             ------------   ---------  --------  -------  -----------   -------    -------   -------

                                             $         91   $       -  $      -  $    91  $     301     $     3    $    22   $   326
                                             ============   =========  ========  =======  ===========   =======    =======   =======

          b. Maturities of long-term loans subsequent to the balance sheet date are as follows:

First year (current maturities)            $        109   $     659  $     23  $   791  $     166     $   480    $   122     $   768
                                           ------------   ---------  --------  -------  -----------   -------    -------     -------

Second year                                          91           -         -       91        167           3         22         192
Third year                                            -           -         -        -        134           -          -         134
                                           ------------   ---------  --------  -------  -----------   -------    -------     -------

                                                     91           -         -       91        301           3         22         326
                                           ------------   ---------  --------  -------  -----------   -------    -------     -------

                                           $        200   $     659  $     23  $   882  $     467     $   483  $     144     $ 1,094
                                           ============   =========  ========  =======  ===========   =======    =======     =======

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- CONVERTIBLE DEBENTURES IN A SUBSIDIARY

          In August 2001, one of the shareholders of Procognia purchased a convertible debenture in the amount of $ 500, bearing accrued interest at an annual rate of 6%. The debenture will be converted automatically upon the earlier date of the two: (i) the completion of a financing round in Procognia (in which case the conversion price will be 80% of the price in the investment round) or, (ii) February 2003 (in which case the exercise price will be based on a pre-money valuation of $ 22,500).

          In September 2001, another shareholder of Procognia signed a convertible debenture agreement in the amount of $ 2,000. The amount shall be received commencing November 1, 2001 in 4 equal installments every two months. The debenture bears an annual interest rate of 7% and will be repaid at the earlier date of: (i) 10 days following a financial round of not less than $ 4,000 or, (ii) January 31, 2003. The debenture may be converted into Procognia's shares at Procognia's option upon the closing of the next financing round. In the event of conversion, each installment shall be converted at the lowest price per share paid in the next financing round with discount of 20%-50% (average calculation based on the number of installments into the same shares of the financing round). As of April 2002, installments in the amount of $ 1,500, out of the $ 2,000 were received by Procognia.

          Upon the completion of the financing round in Procognia in April 2002, an amount of $ 1,250 was converted into 2,868,080 Preferred B1 shares of Procognia, and the remaining amount of $ 750 was repaid.

          Since April 2002, Procognia is no longer a subsidiary of the Company (see also Note 1c).

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES

          a.   Royalty commitments:

               1. Savyon and Pronto are obligated to pay royalties to the Government of Israel through the Office of the Chief Scientist ("OCS"), at rates of 3% to 5% on sales proceeds from products developed by the OCS. The maximum amount of royalties payable to the Government of Israel is limited to 100% of the grants received, linked to the dollar and bears interest at the LIBOR rate from 1998. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

                    Total royalties accrued or paid by Savyon and Pronto amounted to $ 99, $ 125 and $ 93 in 2002, 2001 and 2000, respectively.

                    At December 31, 2002, Savyon and Pronto have remaining contingent obligation to the Government of Israel in the amount of $ 2,473 and $ 597, respectively.

               2. Savyon is obligated to pay royalties to the Israel-United States Bi-National Industrial Research and Development Foundation ("BIRD-F") and companies related to certain universities in Israel, at rate of 3% to 7% on sales proceeds from products in accordance with the terms of the respective agreement. The maximum amount of royalties payable to BIRD-F is limited to 150% of the grants received linked to the dollar and to the U.S. CPI.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

                    No royalties were paid or accrued during the years 2002, 2001 and 2000.

                    At December 31, 2002, Savyon has a remaining contingent obligation to BIRD-F in the amount of $ 191.

               3. At December 31, 2002, Savyon has a contingent obligation to certain universities in Israel in the minimum annual amount of $ 12. In addition, Savyon is obligated to pay to the universities up to 50% of revenues received, for any sub-license, with respect to the aforementioned products.

          b.   Lease commitments:

               The Group has leased several buildings, offices and warehouses under a few operating lease agreements that expire on various dates the latest of which is September 2007, and motor vehicles under various operating leases that expire on various dates, the latest of which is in December 2005.

               Future lease commitments under non-cancelable operating leases are as follows:

                2003                           $         429
                2004                                      94
                2005                                      53
                2006 and thereafter                       67
                                               -------------

                                               $         643
                                               =============

               Total rent expenses for the years ended December 31, 2002, 2001 and 2000 were approximately $490, $ 536 and $ 476, respectively.

               As for charges, see Note 12e(2).

          c. The Company has entered into a service agreement with Gamida for Life Israel, a related company, according to which the Company is obligated to pay management fees of $ 10 per month. The service agreement is automatically renewed for successive one-year terms, unless terminated by either party subject to a three-month notification.

          d. In January 1999, the Company established an 80% - owned subsidiary - Danyel Biotech Ltd. The remaining 20% are owned by L.C. Tech Ltd., a company held by the general manager of the subsidiary. According to the incorporation agreement, the general manager can require the Company to acquire his 20% under two alternatives:

               1. In the event that the General Manager ceases his role by reason of death or incapability. In such event, the purchase price will be the fair market value as determined by a third party valuation at the termination date.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

               2. In the event of termination without cause, the purchase price will be 90% of the fair market value as determined by a third party valuation at the termination date.

                    Since the occurrence of the first event is not under control of the Company, and the purchase price upon the occurrence of such event is the fair market value of the shares and the occurrence of the second event, which is under the control of the Company, is considered by management to be remote, no accounting implications are deemed to be necessary.

          e.   Charges (assets pledged) and guarantees:

               1. As collateral for credit line provided to the Group, totaling $ 600 as of December 31, 2002, the Group has placed unlimited fixed and floating charges on certain assets and share capital, in favor of the bank.

               2. In connection with the building lease agreement, Savyon has provided guarantees for the fulfillment of its commitments in respect of the abovementioned rental agreement. Total guarantee as of December 31, 2002 was approximately $ 245.

          f.   Litigation:

               The Company has become aware of third party patent rights, which may adversely limit its operations in respect of certain diagnostic kits. The Company filed an opposition against this patent in June 1997. The opposition resulted in a ruling in favor of the Company and the patent was revoked. An appeal was filed in May 1999 by the owner of the revoked patent. The Company filed a response to the appeal in February 2000. The appeal was withdrawn in June 2003.

NOTE 13:- SHAREHOLDERS' EQUITY

          a. Ordinary shares confer upon their holders voting rights and the right to receive dividends, if declared.

          b. In January 2001, the Company issued 1,000,000 Ordinary shares as a consideration for the purchase of all Gamida Gen's shares (see also Note 1e).

          c. In 2001, the Company issued to a controlling shareholder 2,000,000 Ordinary shares for a net consideration of $ 1,444 (issuance expenses amounted to $ 136).

          d. In July 2000, the Company's shareholders approved the Company's 2000 Incentive Stock Option Plan, pursuant to which 500,000 options will be granted to employees, directors and consultants of the Company and its subsidiaries.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- SHAREHOLDERS' EQUITY (CONT.)

               As of December 31, 2002, an aggregate of 415,000 options are still available for future grants. Each option granted under the plan is exercisable for a period of 5 years from the date of the grant of the option. The exercise price of the options granted under the plan may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over 3 years. Any options, which are canceled or forfeited before expiration become available for future grant.

               In 2000, the Company granted to each of the three general managers of its subsidiaries, options to purchase 30,000 Ordinary shares, at an exercise price of $ 1.00 per share. The options shall vest over a three-year period.

               Additionally, in 2000, the Company granted to each of its two directors, options to purchase 10,000 shares, and to another director, options to purchase 20,000 shares, at an exercise price of $ 1.00 per share. The options shall vest over a three-year period (for further details regarding the Company's options, see
               Note 19a2).

          e.   Dividends:

               Dividends, when declared, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment. The Company has determined that it will not distribute dividends out of tax-exempt profits.

NOTE 14:- TAXES ON INCOME

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

               Under the law, certain of the production facilities of Savyon have been granted "Approved Enterprise" status in 1994. Income derived from "Approved Enterprise" is tax exempt for a period of four years out of the seven-year period of benefits. Income derived during the remaining 5 years of benefits is taxable at the rate of 25%. The period of benefits is limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier and will expire in 2008.

               The entitlement to the abovementioned benefits is conditional upon Savyon's fulfillment of conditions stipulated in the abovementioned law, regulations published thereunder, and the instruments of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and Savyon may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2002, management believes that Savyon is meeting all of the aforementioned conditions.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- TAXES ON INCOME (CONT.)

               The tax-exempt profits that will be earned by the subsidiary's "Approved Enterprise" can be distributed to the Company, without imposing a tax liability on the Company, only upon the complete liquidation of the subsidiary. If these retained tax-exempt profits are distributed in a manner other than upon the complete liquidation of the subsidiary, they would be taxed at the corporate tax rate applicable to such profits, as if the subsidiary had not elected the alternative system of benefits (currently - 25% for an "Approved Enterprise"). The Law also grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

               Should Savyon derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxed at the regular corporate tax rate of 36%. The benefits are not yet utilized since Savyon did not generate taxable income.

          b. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

               The Company and its Israeli subsidiaries are subject to the aforementioned law, pursuant to which the results for tax purposes are measured in real terms in accordance with changes in the CPI.

          c.   Carryforward tax losses:

               As of December 31, 2002, losses for Israeli tax purposes of the Group totaled approximately $ 11,000.

               Under Israeli law, these losses may be carried forward and offset against taxable income in the future for an indefinite period. Under the inflationary adjustments law, carryforward tax losses and deductions for inflation are linked to the CPI.

          d. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

               Savyon is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, mainly the accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law and amortization of patents and other intangible property rights, as a deduction for tax purposes for a period of three to eight years.

          e.   Deferred income taxes

               Due to the Group's history of losses, management currently believes that it is more likely than not that the deferred tax assets regarding loss carryforwards and other temporary differences will not be realized, therefore, no deferred taxes were recorded.

          f.   All income before taxes is domestic.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- TAXES ON INCOME (CONT.)

          g. The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward among the subsidiaries due to the uncertainty of the realization of such tax benefits and the effect of approved enterprise.

          h. On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation" was introduced, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

NOTE 15:- SELECTED STATEMENTS OF OPERATIONS DATA

          a.   Research and development costs, net:

                                                                                YEAR ENDED DECEMBER 31,
                                                                   --------------------------------------------------
                                                                       2002              2001              2000
                                                                   ------------      -------------     --------------
                Expenses incurred                                  $      1,070      $       3,164     $        1,408
                Less - participations                                       158                  -                 -
                                                                   ------------      -------------     --------------

                                                                   $        912      $       3,164     $        1,408
                                                                   ============      =============     ==============

          b.   Financial income (expenses), net:

                Expenses:
                  Interest and others                              $       (65)      $        (155)    $         (106)
                  Expenses with respect to short-term bank
                    credits and charges                                     (77)              (133)              (158)
                  Foreign currency translation adjustments                 (476)              (100)                 -
                                                                   ------------      -------------     --------------

                                                                           (618)              (388)              (264)
                                                                   ------------      -------------     --------------
                Income:
                  Interest on bank deposits                                  20                 71                110
                  Foreign currency translation adjustments                  107                  -                274
                  Gain on marketable securities                               -                  6                  9
                                                                   ------------      -------------     --------------

                                                                            127                 77                393
                                                                   ------------      -------------     --------------

                                                                   $       (491)     $        (311)    $          129
                                                                   ============      =============     ==============

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- SELECTED STATEMENTS OF OPERATIONS DATA (CONT.)

          c.   Other income, net:

                                                                                YEAR ENDED DECEMBER 31,
                                                                  ---------------------------------------------------
                                                                       2002              2001              2000
                                                                   ------------      -------------     --------------
                Expenses:
                Capital loss on sale of property and equipment     $          -      $          (7)    $          (51)
                                                                   ------------      -------------     --------------

                Income:
                Capital gain on sale of property and equipment               76                  -                  -
                Capital gain from realization of Gamidor
                  Diagnostics UK                                             13                  -                  -
                Gain from decrease in holdings in Procognia               1,349                903                805
                Other income                                                 44                  -                  -
                                                                   ------------      -------------     --------------

                                                                          1,482                903                805
                                                                   ------------      -------------     --------------

                                                                   $     1,482       $         896     $          754
                                                                   ============      =============     ==============

NOTE 16:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

          a.   Summary information about geographic areas:

               The Group manages its business on the basis of one reportable segment. See Note 1a. for a brief description of the Group's business.

               This data is presented in accordance with Statement of Financial Accounting Standard No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). The Group attributes revenues based on the end customers' location.

               The following presents total revenues and long-lived assets for the years ended and as of December 31, 2002, 2001 and 2000:

                                                                 YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------------------------
                                                2002                       2001                      2000
                                       ----------------------     ------------------------   ----------------------
                                        TOTAL      LONG-LIVED      TOTAL        LONG-LIVED     TOTAL    LONG-LIVED
                                       REVENUES      ASSETS       REVENUES       ASSETS      REVENUES     ASSETS
                                       --------    ----------     --------     -----------   --------   ----------
                Israel                 $ 13,352    $    2,473     $ 12,535     $     4,350   $ 11,951    $  4,704
                Europe                    2,584             -        2,704               -      2,460           -
                United States               225             -          201               -        396           -
                Other                       515             -          573               -        649           -
                                       --------    ----------     --------     -----------   --------    --------

                                       $ 16,676    $    2,473     $ 16,013     $     4,350   $ 15,456    $  4,704
                                       ========    ==========     ========     ===========   ========    ========

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 16:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (CONT.)

          b.   Major customer data (percentage of total sales):

                                     YEAR ENDED DECEMBER 31,
                                     -----------------------
                                      2002     2001    2000
                                     ------   ------   -----
                                                %
                                     -----------------------
               A                        8.6      7.8     5.1
               B                        5.7      5.2     5.0
               C                        3.6      3.9     4.0


NOTE 17:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

          a.   Balances with related parties:

                                                                                           DECEMBER 31,
                                                                                   ------------------------------
                                                                                      2002              2001
                                                                                   ------------      ------------
                Assets:
                Other accounts receivable and prepaid expenses - subsidiaries
                  and affiliates of Gamida for Life B.V. (the "Parent Company")    $        862      $        212
                                                                                   ============      ============

                Liabilities:
                Other accounts payable and accrued expenses - subsidiaries and
                  affiliates of Gamida for Life B.V. (the "Parent Company")        $        112      $        227
                                                                                   ============      ============

          b.   Expenses (income):

                                                                            YEAR ENDED DECEMBER 31,
                                                                   ---------------------------------------
                                                                     2002            2001          2000
                                                                   ---------       --------      ---------
                Rent received from a related company               $       -       $      -      $      32
                Management fees and reimbursement of expenses
                  to a related company                             $     124       $    290      $     154
                Consulting fees related to research and
                  development paid to directors                    $       -       $     88      $      92
                Directors' salaries                                $      30       $     29      $      25

                Benefits to related parties:
                Wages and salaries to related parties employed
                  by the Company (directors)                       $     144       $    289      $     177
                Number of directors to whom the benefits are
                  related                                                  1              2              1

          The transactions with related parties are made in the ordinary course of business and at fair market value.

NOTE 18:- SUBSEQUENT EVENTS

          In January 2003, Gamida Gen Marketing transferred one of its distribution rights to a third party in consideration of $ 60, which will be received in 12 equal monthly installments.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS

          a. The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("U.S. GAAP"). The differences as they apply to the Company and the necessary adjustments are summarized below.

               1.   Functional currency translation:

                    According to U.S. GAAP, financial statements of companies whose functional currency is not the reporting entity's currency are translated into the reporting currency in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52").

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

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

          2. Accounting for stock-based compensation:

             According to U.S. GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and FASB Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock option is less than the market price of the underlying shares on the date of grant, compensation expense is recognized. The Company applies SFAS No. 123 and EITF 96-18 "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" with respect to options issued to non-employees. SFAS No.123 requires use of an option valuation model to measure the fair value of the options on the grant date.

             Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, and has been determined assuming the Company had accounted for options under the fair value method prescribed by that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 2000: risk-free interest rate of 6%; dividend yield of 0%, volatility factor of the expected market price of the Company's Ordinary shares of 1.626 and a weighted-average expected life of the option of 3 years.

             The following table illustrates the effect on net loss and net loss per share, assuming that the Company has applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

                                                                     YEAR ENDED DECEMBER 31,
                                                         ------------------------------------------------
                                                              2002             2001             2000
                                                         ---------------  ---------------   -------------
                                                                    U.S. DOLLARS IN THOUSANDS
                                                                    (EXCEPT PER SHARE AMOUNTS)
                                                         ------------------------------------------------
            Net loss, according to U.S. GAAP
              (see Note 19.b.1)                            $  (1,827)       $  (6,046)       $  (2,045)
                                                         ==============   ==============   ==============

            Add: stock-based employee compensation
              expense included in reported net loss        $      40        $     113        $      72
                                                         ==============   ==============   ==============

            Deduct: stock-based employee compensation
              expense determined under fair
              value-based method                           $     (49)       $    (139)       $     (98)
                                                         ==============   ==============   ==============

            Pro forma net loss                             $  (1,836)       $  (6,072)       $  (2,071)
                                                         ==============   ==============   ==============

            Pro forma basic and diluted net loss per
              share                                        $   (0.24)        $  (1.02)       $   (0.45)
                                                         ==============   ==============   ==============

             According to Israeli GAAP, the benefit component of stock options issued to employees is not recognized in the financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

                See also Notes 19b.1.3, 19b.1.4 and 19b.1.5, for the related expenses.

                The following is additional disclosure information required by U.S. GAAP:

                A summary of the Company's stock option activity and related information is as follows:

                                                             YEAR ENDED DECEMBER 31,
                                  ------------------------------------------------------------------------------
                                            2002                      2001                       2000
                                  ------------------------- -------------------------  -------------------------
                                                 WEIGHTED                  WEIGHTED                  WEIGHTED
                                                 AVERAGE                   AVERAGE                    AVERAGE
                                    AMOUNT       EXERCISE     AMOUNT       EXERCISE      AMOUNT      EXERCISE
                                  OF OPTIONS       PRICE    OF OPTIONS       PRICE     OF OPTIONS      PRICE
                                  -----------  ------------ -----------  ------------  ----------- -------------
                                                     $                         $                         $
                                               ------------              ------------              -------------

          Outstanding at the
            beginning of the year  177,500         1.84      217,500         1.69       107,500        2.43
          Granted                        -            -            -            -       130,000        1.00
          Canceled and forfeited   (55,000)        2.86      (40,000)        1.00       (20,000)       3.39
                                  -----------               -----------                -----------

          Outstanding at the
            end of the year        122,500         1.38      177,500         1.84       217,500        1.69
                                  ===========  ============ ===========  ============  =========== =============

          Exercisable at the
            end of the year        102,500         1.65      117,500         2.27        87,500        2.71
                                  ===========  ============ ===========  ============  =========== =============

                The options outstanding as of December 31, 2002, have been classified by exercise price, as follows:

                                                                                                      WEIGHTED
                                                    WEIGHTED                         OPTIONS          AVERAGE
                                    OPTIONS          AVERAGE        WEIGHTED       EXERCISABLE        EXERCISE
                                OUTSTANDING AS      REMAINING       AVERAGE           AS OF            PRICE
               EXERCISE         OF DECEMBER 31,    CONTRACTUAL      EXERCISE       DECEMBER 31,      OF OPTIONS
                 PRICE               2002             LIFE           PRICE             2002         EXERCISABLE
          -------------------- ----------------- --------------- --------------  ----------------  --------------
                                                    IN MONTHS
                                                 ---------------
              $      1.00            60,000            25          $     1.00         40,000          $   1.00
              $      1.75            62,500            *)          $     1.75         62,500          $   1.75
                               -----------------                                 ----------------

                                    122,500                        $     1.38        102,500          $   1.65
                               =================                 ==============  ================  ==============

                *) As long as serves as a director.

                Where the Company had recorded deferred stock compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred compensation is recorded and amortized as compensation expense, ratably over the vesting period of the options.

                Compensation expenses recognized by the Company related to its stock-based employee compensation awards amounted to $ 40, $ 55 and $ 69, for the years ended December 31, 2002, 2001 and 2000, respectively (see Note 19.b.1.3).

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

             The weighted average fair values of options granted during the year 2000 were:

                                                      EXCEEDS            EQUALS            LESS THAN
                                                   MARKET PRICE       MARKET PRICE        MARKET PRICE
                                                 -----------------  -----------------   ----------------
             Weighted average exercise price      $            -     $            -      $            1
                                                 =================  =================   ================
             Weighted average fair value on
               grant date                         $            -     $            -      $            2
                                                 =================  =================   ================

             Compensation expenses recognized by Procognia related to its stock-based employee compensation award amounted to $ 0, $ 20 and $ 3 for the years ended December 31, 2002, 2001 and 2000, respectively (see Note 19.b.1.4).

             In respect of options granted to consultants, Procognia accounted for compensation expenses of $ 0, $ 38 and $ 0 for the years ended December 31, 2002, 2001 and 2000, respectively. Procognia had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated at the date of grant, using the Black - Scholes Options Valuation method, with the following weighted-average assumptions for the years ended December 31, 2001; risk-free interest rate of 4%; dividend yield of 0% and a weighted-average contractual life of the option of three years (see
             Note 19.b.1.5).

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

             See Note 19.b.2.1 for the related presentation in the balance sheets.

          4. The accounting treatment for the purchase of a newly consolidated subsidiary:

             Effective April 1, 1997, the Company acquired 100% of Gamida Gen Marketing's shares from a director and from a related party who had the ability to direct the Company's activities and prior to the acquisition, held less than 50% of the voting rights in the Company.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

             Effective January 1, 2001, the Company acquired 100% of Gamida Gen's shares, 78%, of which were acquired from a related party who had the ability to direct the Company's activities and prior to the acquisition held less than 50% of the voting rights in the Company.

             According to Israeli GAAP, pursuant to the directives of the Securities Regulations (Presentation of Transactions Between the Company and a Controlling Party Therein in the Financial Statements, 1996), control is defined as the ability to direct a Company's activities. Accordingly, the assets and liabilities of Gamida Gen Marketing and Gamida Gen were consolidated in the Company's consolidated financial statements in accordance with their carrying value as it appeared in Gamida Gen Marketing's and Gamida Gen's books, which approximated the fair values. The excess amounts of the cost over carrying value of the assets acquired amounted to $ 4,923 and $ 2,242 in respect of Gamida Gen Marketing and Gamida Gen, respectively. The excess of $4,923 was divided as follows: an amount of $4,630 was carried to additional paid-in capital and an amount of $293 was recorded as goodwill. The excess of $ 2,242 was divided as follows: an amount of $1,749 was carried to additional paid-in capital and an amount of $493 was recorded as technology.

             According to U.S. GAAP, these transactions would not be accounted for as transaction between companies under common control as defined in Interpretation No. 39 to Accounting Principles Board Opinion No. 16, "Business Combinations". The transactions were accounted for by the purchase method of accounting and the excess of the cost over the fair value of the acquired assets was carried to goodwill and technology: an amount of $4,923, which relates to the acquisition of Gamida Gen Marketing, was carried to goodwill and an amount of $2,242, which relates to the acquisition of Gamida Gen, was carried to technology. Goodwill will be amortized over 10 years and technology will be amortized over its useful life, which is three years. Accordingly, the assets and liabilities of Gamida Gen Marketing and Gamida Gen were consolidated based on their fair values.

             Amortization of goodwill and technology for the years ended December 31, 2002, 2001 and 2000, were $ 387, $ 1,046 and $ 463, respectively.

             "Intangible assets subject to amortization arose from acquisitions prior July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17 "Intangible Assets"("APB No. 17"). Acquired technology is amortized over 5 years, and customer relationship is amortized over 10 years.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

             Intangible assets acquired in a business combination for which date is on or after July 1, 2001, should be amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142"). Acquired technology is amortized over a weighted average of 5 years, and customer relationship is amortized over a weighted average of 10 years.

             The unaudited results of operations presented below for the three years ended December 31, 2002, 2001 and 2000, respectively, reflect the operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:


                                                                       YEAR ENDED DECEMBER 31,
                                                           ------------------------------------------------
                                                                2002             2001             2000
                                                           ---------------  ---------------   -------------

             Reported net loss                              $    (1,827)     $    (6,046)      $   (2,045)
              Goodwill amortization                                   -              709              659
                                                           ---------------  ---------------   -------------

             Adjusted net loss                              $    (1,827)     $    (5,337)      $   (1,386)
                                                           ===============  ===============   =============
             Basic and diluted loss per share:
                Reported net income                         $     (0.24)     $     (1.02)      $    (0.44)
                Goodwill amortization                                 -             0.12             0.14
                                                           ---------------  ---------------   -------------

             Adjusted net loss                              $     (0.24)     $      (0.9)      $     (0.3)
                                                           ===============  ===============   =============

             See Notes 19b.1. and 19b.1.(2) for the related expenses and Note 19b.2.(2) for the related presentation in the balance sheet.

       5. Convertible debentures of a subsidiary:

          a) According to Israeli GAAP, when a parent company holds shares in a subsidiary and the subsidiary issues convertible securities, a change in the holding percentage will take place upon conversion of such convertible securities. The decrease in the ownership of the parent company in its subsidiary may result either in gain or loss. When an exercise of convertible securities is deemed probable (computation of probability is based on the ratio between the market price of the shares and the present value of the price of the exercising warrants into shares or the present value of the payments for conversion of the debentures into shares) a loss in respect of this dilution would be recognized, a provision for this loss should be recorded immediately and not only upon the exercise of the warrants or the conversion of the debentures.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

             Under U.S. GAAP, such a loss in the parent company is recorded when the conversion of the debenture or the exercise of a warrant actually occurs in the subsidiary.

             As of balance sheet date, all the convertible debentures were converted into equity or repaid (see also Note 1c and 11). Accordingly there was no effect of the difference between Israeli and U.S. GAAP.

          b) According to Israeli GAAP, the balance of the minority interest in a subsidiary that issued convertible securities, is presented net of the balance of the related debt.

             According to U.S. GAAP, minority interest balance is included in the balance sheet as a mezzanine finance presented between total liabilities and shareholders' equity, while the convertible securities balance is presented on a gross basis within long-term liabilities.

             See Note 19b.2.(4) for the related presentation in the balance sheet.

       6. Treatment of deferred income taxes:

          a) Under U.S. GAAP, paragraph 9(f) of SFAS No. 109, "Accounting for Income Taxes", creates an exception which prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are remeasured from the local currency into U.S. dollars using historical exchange rates and that result from (i) changes in exchange rates or (ii) indexing for tax purposes.

             Under Israeli GAAP, companies reporting in U.S. dollar or currencies linked to the U.S. dollar provide deferred income taxes on differences between the financial reporting and tax bases of assets and liabilities.

             No deferred taxes were recorded under Israeli GAAP, and therefore there is no effect of the differences between Israeli and U.S. GAAP.

          b) Under U.S. GAAP, deferred tax assets are reduced by a valuation allowance if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

             Under Israeli GAAP, deferred tax assets are not recognized when it is not probable that the deferred tax assets will be realized.

             All deferred tax assets under U.S. GAAP were fully reduced by a valuation allowance and therefore there is no effect of the difference between Israeli and U.S. GAAP.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

             A valuation allowance has been recorded against the deferred tax assets as follows:

                                                                                 DECEMBER 31,
                                                                      ---------------------------------
                                                                           2002              2001
                                                                      ---------------   ---------------

             Carryforward losses                                       $      3,960      $      5,428
             Provision for vacation and severance pay                           193               249
                                                                      ---------------   ---------------

             Net deferred tax assets before valuation allowance               4,153             5,677
             Valuation allowance                                             (4,153)           (5,677)
                                                                      ---------------   ---------------

             Net deferred tax assets                                   $          -      $          -
                                                                      ===============   ===============

             The Group provided valuation allowances in respect of deferred tax assets resulting from losses carryforward and other temporary differences, since it has a history of losses over the past three years. Management currently believes that it is more likely than not that the deferred taxes will not be realized.

       7. Earnings per share:

          According to U.S. GAAP basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Standard No. 128, "Earnings Per Share".

          According to Israeli GAAP (Opinion No. 55), the dilutive effect of options is included in the computation of basic net earnings per share only if their exercise is considered to be probable, based on the relationship between the market price of the shares issuable upon the exercise of the options and the discounted present value of the future proceeds derived from the exercise of such options and convertible debentures. The exercise of the options is not considered to be probable, therefore the options were not included in the computation of the basic and dilutive net earnings per share.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          The following table sets forth the computation of the basic and diluted net loss per share according to U.S. GAAP:

                                                                        YEAR ENDED DECEMBER 31,
                                                            -----------------------------------------------
                                                                 2002             2001            2000
                                                            --------------   --------------   -------------
           Numerator:
           Numerator for basic and diluted net loss per
              share - loss available to shareholders         $   (1,827)      $   (6,046)      $   (2,045)
                                                            ==============   ==============   =============
           Denominator:
           Denominator for basic and diluted net loss per
              share - weighted average shares used for
              computation of basic and diluted net loss
              per share (in thousands)                            7,644            5,977            4,644
                                                            ==============   ==============   =============
           Basic and diluted net loss per share according
           to U.S. GAAP                                      $    (0.24)      $    (1.01)      $    (0.44)
                                                            ==============   ==============   =============

                All outstanding options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 147,500 ,177,500 and 217,500 for the years ended December 31, 2002, 2001 and 2000, respectively.

       8. Comprehensive income:

                Under U.S. GAAP, SFAS No. 130, "Reporting Comprehensive Income", the Company should include and display specific income component as part of shareholders equity.

                Under Israeli GAAP, foreign currency translation adjustment are recorded in the Company's statements of changes in shareholders equity as cumulative foreign currency translation adjustments.

                See below for the related comprehensive income presentation in the statements of shareholders' equity under U.S. GAAP.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

                                                                                                       ACCUMULATED
                                                              TOTAL                     ADDITIONAL        OTHER
                                                          COMPREHENSIVE     SHARE        PAID-IN      COMPREHENSIVE
                                                               LOSS         CAPITAL      CAPITAL      INCOME (LOSS)
                                                         ----------------  ----------  ------------  ---------------
          Balance at January 1, 2000                                        $    71     $ 20,591      $       (11)
          Net loss                                        $  (2,045)              -            -                -
          Other comprehensive income:
          Foreign currency translation adjustments               36               -            -               36
                                                         ----------------
          Other comprehensive income                             36
                                                         ----------------
          Total comprehensive loss                        $  (2,009)
                                                         ================
          Deferred stock compensation                                             -          234                -
          Amortization of deferred stock compensation                             -            -                -
                                                                           ----------  ------------  ---------------

          Balance at December 31, 2000                                           71       20,825               25

          Net loss                                        $  (6,046)              -            -                -
          Other comprehensive loss:
          Foreign currency translation adjustments             (116)              -            -             (116)
                                                         ----------------
          Other comprehensive loss                             (116)
                                                         ----------------
          Total comprehensive loss                        $  (6,162)
                                                         ================
          Forfeiture of options granted to employees                              -          (28)               -
          Issuance of shares, net                                                28        2,274                -
          Amortization of deferred stock compensation                             -           38                -
                                                                           ----------  ------------  ---------------

          Balance at December 31, 2001                                           99       23,109              (91)
          Net loss                                        $  (1,827)              -            -                -
          Other comprehensive loss:
          Foreign currency translation adjustments              (27)              -            -              (27)
                                                         ----------------
          Other comprehensive loss                              (27)
                                                         ----------------
          Total comprehensive loss                        $  (1,854)
                                                         ================
          Issuance expenses                                                       -         (108)               -
          Forfeiture of options granted to employees                              -          (15)               -
          Capital surplus                                                         -          268                -
          Amortization of deferred stock compensation                             -            -                -
                                                                           ----------  ------------  ---------------

          Balance at December 31, 2002                                      $    99     $ 23,254      $      (118)
                                                                           ==========  ============  ===============

                                                                                               TOTAL
                                                            DEFERRED       ACCUMULATED     SHAREHOLDERS'
                                                          COMPENSATION       DEFICIT          EQUITY
                                                         ---------------  --------------  ---------------

          Balance at January 1, 2000                       $        -     $  (10,484)     $     10,167
          Net loss                                                  -         (2,045)           (2,045)
          Other comprehensive income:
          Foreign currency translation adjustments                  -              -                36

          Other comprehensive income

          Total comprehensive loss

          Deferred stock compensation                            (234)             -                 -
          Amortization of deferred stock compensation              72              -                72
                                                         ---------------  --------------  ---------------

          Balance at December 31, 2000                           (162)       (12,529)            8,230

          Net loss                                                  -         (6,046)           (6,046)
          Other comprehensive loss:
          Foreign currency translation adjustments                  -              -              (116)

          Other comprehensive loss

          Total comprehensive loss

          Forfeiture of options granted to employees               28              -                 -
          Issuance of shares, net                                   -              -             2,302
          Amortization of deferred stock compensation              75              -               113
                                                         ---------------  --------------  ---------------

          Balance at December 31, 2001                            (59)       (18,575)            4,483
          Net loss                                                  -         (1,827)           (1,827)
          Other comprehensive loss:
          Foreign currency translation adjustments                  -              -               (27)

          Other comprehensive loss

          Total comprehensive loss

          Issuance expenses                                         -              -              (108)
          Forfeiture of options granted to employees               15              -                 -
          Capital surplus                                           -              -               268
          Amortization of deferred stock compensation              40              -                40
                                                         ---------------  --------------  ---------------

          Balance at December 31, 2002                     $       (4)    $  (20,402)     $      2,829
                                                         ===============  ==============  ===============

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          9. Gain from issuance of subsidiary's shares to a third party:

             In 2000, the Company recorded gain from issuance of Procognia's Preferred shares to a third party in the amount of $ 1,708 (see
             Note 1c).

             According to U.S. GAAP gain from issuance of a development stage subsidiary's Ordinary shares to a third party, is recorded as an additional paid-in capital. In case the subsidiary issues Preferred shares to a third party, no gain from such issuance will be recorded.

             According to Israeli GAAP, gain from issuance of a subsidiary's shares which is in the development stage to a third party, was recorded as a deferred capital gain and amortized according to the highest of (i) three years period (ii) the Company's interest in the subsidiary's losses. The Company recorded capital gain of $ 903 and $ 805 in 2001 and 2000, respectively, in regard to the issuance of shares in Procognia.

             See table in Note 19b.1.(6) for the elimination of the related gain.

         10. Marketable securities:

             For U.S. GAAP purposes, the Company has determined, as of the purchase date and as of the balance sheets date, that its marketable securities should be classified as trading securities and stated at fair value, with unrealized gains and losses, reported in the statement of operations, in accordance with Statement of the Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("FASB No. 115"). According to U.S. GAAP, proceeds from sale of marketable securities held for trading should be included in net cash provided by operating activities.

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

             See Note 19b.3. for the related presentation in the statements of cash flows.

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          11.Preferred shares of a subsidiary:

             During the year 2000, Procognia effected a private placement of its equity securities, raising an aggregate amount of $ 2,500, as a result of which the Company's holdings in the share capital of Procognia decreased to approximately 70.08%.

             According to U.S. GAAP, the issuance of subsidiary's Preferred shares to a third party, should be accounted for as a separate component of minority interest, Preferred shares in a subsidiary that does not participate in the losses of the subsidiary. An amount of $ 2,477 is attributed to Preferred shares in Procognia held by a minority.

             According to Israeli GAAP in accordance with Statement of Opinion No. 57 of the Institute of Certified Public Accountants in Israel, a subsidiary's losses are attributed to the minority interest, according to the ownership level. For the years ended December 31, 2002, 2001 and 2000, an amount of $ 206, $ 971 and $ 214, respectively, was attributed to the holders of Preferred shares of the subsidiary and was recorded as a minority interest in earnings or losses of a subsidiary.

             See Note 19.b.1(7) for the related elimination of minority interest in losses of a subsidiary and Note 19.b.2(5) for the related presentation in the balance sheet.

         12. Proportionate consolidation:

             On December 31, 2002, the Company entered into an agreement with the Levin Family LLC. for the establishment of a new jointly owned entity, Savyon. At the same date, Savyon purchased from Pronto certain assets, inventory, patent rights and know how related to the diagnosis of infectious diseases in consideration of $ 1,900.

             Under U.S. GAAP, investments in jointly controlled entities are accounted for by the equity method.

             Under Israeli GAAP, jointly controlled entities are included in the Company's financial statements, using the proportionate consolidation method.

             However, proportionate consolidation is permitted by the regulations of the Securities and Exchange Commission that are applicable to foreign private issuers.

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

             The following is summarized financial information regarding the effect of the proportionate consolidation:

                                                                     YEAR ENDED DECEMBER 31, 2002
                                                         ----------------------------------------------------
                                                          AS REPORTED
                                                           IN THESE           EFFECT OF           AS ON
                                                           FINANCIAL        PROPORTIONATE       THE EQUITY
                                                          STATEMENTS        CONSOLIDATION         BASIS
                                                         --------------   ------------------  ---------------
             BALANCE SHEET:
             Current assets                               $      7,852          $  (283)          $   7,569
             Long-term investments                                 240                -                 240
             Equity investment                                       -             (134)               (134)
             Property and equipment, net                         1,705             (253)              1,452
             Other assets, net                                     768             (280)                488
             Current liabilities                                (5,982)             710              (5,272)
             Long-term liabilities                                (337)             240                 (97)
                                                         --------------   ---------------     ---------------

             Shareholders' equity                         $      4,246          $     -           $   4,246
                                                         ==============   ===============     ===============

             Statements of operations and cash flows were not provided due to the fact that the establishment of Savyon took place in December 31, 2002 (see Note 19.2.7).

          13.Decrease in holdings of voting rights resulting from issuance of an investee's or, a subsidiary evolving into an investee, Preferred shares to a third party:

             In April 2002, Procognia's parent company, the Company's subsidiary, issued Preferred B and B1 shares in a private placement upon which an amount of approximately $ 14,300 was raised. In December 2002, Procognia acquired all of the shares of Sense Proteomic Ltd., in an exchange of issuance of Ordinary shares. In respect of this transaction, Procognia issued Preferred "B" shares in a private placement, in which $ 4,000 was raised. As a result, the Company's voting rights declined from 70% to 11.6% and consequently Procognia has now become an affiliate (rather than a subsidiary) financial statements are no longer consolidated with those of the Company.

             According to Israeli GAAP, a decrease in holdings of voting rights in an investee, derived from the issuance of any type of shares, would result in a gain. The Company recorded a capital gain in the amount of $1,349. The previous losses that relate to the stock retained by the investor that were previously accrued, were reversed and the carrying amount of the investment was reduced to zero.

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)


             According to U.S. GAAP, a decrease in holdings of voting rights in an investee, derived from the issuance of other than Ordinary shares (Preferred shares), would not result in a gain. The previous losses that relate to the stock retained by the investor that were previously accrued, remained as part of the carrying amount of the investment. The Company recorded the investment in this investee, formerly a subsidiary, in its negative balance of $ (4,761) (see
             Note 19.b.2.7 for the related presentation in the balance sheet and
             Note 19.b.1.9).

         14. Beneficial conversion feature on convertible securities:

             As part of the capital raise in the parent of Procognia, in April 2002, Procognia's parent company, the Company's subsidiary, converted a portion of its convertible debentures in the amount of $1,250.

             According to Israeli GAAP, the beneficial conversion feature component is not recognized in the financial statements.

             According to U.S. GAAP, EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), determine that embedded beneficial conversion features present in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the Ordinary shares or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). In circumstances under which (a) the convertible securities become convertible only upon the occurrence of a future event outside the control of the holder and (b) a security that is convertible from inception but contains conversion term that change upon the occurrence of future event, the Task Force reach a consensus that any contingent beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved. In addition, Issue 2 of EITF 00-27 states that changes to the conversion terms that would be triggerd by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs.

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

             As the conversion terms of two convertible debentures issued by Procognia would have been trigged only by a future event, the intrinsic value of such conversion options had not been recognized in earnings at the issuance date or until the conversion occurred in 2002. The Company recorded in 2002 an expense in the amount of $313 in that regard (see Note 19.b.1.9).

         15. Sale of assets from Pronto to Savyon:

             Under Israeli GAAP, the transaction between Savyon and Levin Family LLP was financed with a loan provided by the Levin Family LLP to Savyon, which terms have not yet been determined. Accordingly, assets, inventory, patent rights and know how that were transferred to Savyon, were recorded in Savyon's books according to their book value as it appeared in Pronto books. The excess of the purchase price over the book value of the assets and know-how, in the amount of $ 268, that were transferred, was recorded as additional paid-in capital.

             Under U.S. GAAP, the assets that were transferred to Savyon comprise a business based on EITF 98-3, "Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business". However, Savyon qualifies as a joint venture, as defined in EITF 01-2, "Interpretations of APB Opinion No. 29". The Company holds a 50% equity interest in Savyon and has equal risks and rewards with the other investor. Under U.S GAAP, the property and equipment, inventory, patent rights and know-how sold to Savyon were recorded in Savyon books according to the Company's carrying value with respect to its 50% in the joint venture. The excess of 50% of the purchase price over the carrying amount of 50% the net assets deemed sold to Savyon in the amount of $ 134 was allocated to acquired technology. The excess of the other 50% of the purchase price over the carrying amount of the other 50% of net assets, which were sold to Savyon should have been recorded as a gain. The Company did not recognize this gain amounting to the difference between 50% the purchase price and the book value in the amount of $ 134, as Savyon is a highly leveraged entity and realization of gain is not assured. Such difference was carried to additional paid-in capital (see Note 19.b.s.6 for the balance sheet presentation).

         16. Recently issued accounting pronouncements in the U.S.

             In June 2002, the FASB issues Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on its results of operations or financial position.

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

             In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" ("FIN No. 45"). FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN No. 45 does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. It also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," which is being superseded. The disclosure provisions of FIN No. 45 are effective for financial statements of interim or annual periods that end after December 15, 2002, and the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. The Company does not expect the adoption of FIN No. 45 to have a material impact on its results of operations or financial position.

          b. The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

             1. On statement of operations items:

                                                                                   YEAR ENDED DECEMBER 31,
                                                                        ---------------------------------------------
                                                                            2002            2001           2000
                                                                        -------------  -------------- --------------
             Net income (loss) as reported according to Israeli GAAP      $     468     $    (3,013)   $      (491)
             Amortization of goodwill (1)                                       196            (463)          (463)
             Additional amortization of technology (2)                         (583)           (583)             -
             Healthcare's stock-based compensation expenses (3)                 (40)            (55)           (69)
             Procognia's stock-based compensation expenses (4)                    -             (20)            (3)
             Procognia's compensation expenses related to
               consultants (5)                                                    -             (38)             -
             Gain from issuance of shares in Procognia (6)                        -            (903)          (805)
             Minority interest in earnings of Procognia (7)                    (206)           (971)          (214)
             Capital gain from decrease in holdings in Procognia (8)         (1,349)              -              -
             Beneficial conversion feature expenses related to
               conversation of convertible debentures in Procognia
               (9)                                                             (313)              -              -
                                                                        -------------  -------------- --------------

             Net loss according to U.S. GAAP                              $  (1,827)    $    (6,046)   $    (2,045)
                                                                        =============  ============== ==============

                (1) Amortization expense of goodwill (see Note 19.a.4).
                (2) Amortization expense of technology (see Note 19.a.4).
                (3) Recognition of stock based compensation (see Note 19.a.2).
                (4) Recognition of stock based compensation in subsidiary
                    (see Note 19.a.2).

NOTE 19:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

                (5) Recognition of compensation for non-employees in a
                    subsidiary (see Note 19.a.2).
                (6) Elimination of capital gain from issuance of Preferred shares in a development stage subsidiary (see Note 19.a.9).
                (7) Elimination of losses attributed to the holders of Preferred shares of a subsidiary (see Note 19.a.11).
                (8) Elimination of capital gain (see Note 19.a.13).
                (9) Recognition of beneficial conversion feature upon conversion of the debentures (see Note 19.a.14).

             2. On balance sheet items:

                                                   DECEMBER 31, 2002                      DECEMBER 31, 2001
                                         -------------------------------------- --------------------------------------
                                           AS PER                      AS PER       AS PER                    AS PER
                                           ISRAELI                      U.S.        ISRAELI                     U.S.
                                            GAAP       ADJUSTMENT       GAAP         GAAP      ADJUSTMENT      GAAP
                                         -----------  ------------  ----------- ------------ ------------- -----------

             Severance pay fund (1)       $       -    $     819     $     819   $       -    $     893     $     893
             Goodwill (2)                 $     373    $   2,627     $   3,000   $     715    $   2,431     $   3,146
             Technology (3) (6)           $     166    $     717     $     883   $     441    $   1,166     $   1,607

             Total assets                 $  10,565    $   4,163     $  14,728   $  12,485    $   4,490     $  16,975


             Investment in Procognia (7)  $       -    $  (4,761)    $  (4,761)  $       -    $       -     $       -
             Accrued severance pay (1)    $    (246)   $    (819)    $  (1,065)  $    (300)   $    (893)    $  (1,193)
             Convertible debentures
               of a subsidiary (4)        $       -    $       -     $       -   $    (600)   $    (416)    $  (1,016)
             Preferred shares in a
               subsidiary (5)             $       -    $       -     $       -   $       -    $  (2,477)    $  (2,477)
             Shareholders' equity (2)     $  (4,246)   $   1,417     $  (2,829)  $  (3,779)   $    (704)    $  (4,483)

             Total liabilities and
               shareholders' equity       $ (10,565)   $  (4,163)    $ (14,728)  $ (12,485)   $  (4,490)    $ (16,975)


                (1) Amounts funded in regard to severance pay are presented under Israeli GAAP as a deduction from the liabilities whereas under U.S. GAAP, they are presented as long-term assets (see Note 19a.3.).

                (2) An additional goodwill, in the amount of $ 4,630, arising upon the acquisition of Gamida Gen Marketing Ltd. (acquired from controlling party) (net of accumulated amortization of $ 2,003 and $ 2,199 as of December 31, 2002 and 2001,
                    respectively) (see Note 19.a.4.).

                (3) An additional technology, in the amount of $ 1,749, arising upon the acquisition of Gamida Gen Ltd. (acquired from controlling party) (net of accumulated amortization of $ 1,166 and $ 583 as of December 31, 2002 and 2001,
                    respectively) (see Note 19a.4.).

NOTE 20:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

                (4) Minority interest in a subsidiary's deficiency is presented under Israeli GAAP as a deduction from convertible securities liability issued by the same subsidiary whereas under U.S. GAAP is presented as a mezzanine finance account (see Note 19.a.5.b).

                (5) Issuance of Preferred shares to a third party in a
                    subsidiary and pick-up of related earnings (see Note
                    19.a.11).

                (6) Technology, in the amount of $ 134, arising from the sale of assets from Pronto to Savyon (see Note 19a.15).

                (7) Investment in Procognia (see Note 19a.13).

             3. Statement of cash flows:

                Pursuant to Israeli GAAP investment in marketable securities is classified as an investment activity.

                Pursuant to U.S. GAAP the aforementioned investment is classified as an operating activity (see Note 19.a.10.):

                                                                       YEAR ENDED DECEMBER 31, 2000
                                                            --------------------------------------------------
                                                               AS PER                              AS PER
                                                               ISRAELI                              U.S.
                                                                GAAP           ADJUSTMENT           GAAP
                                                           ---------------   ---------------   ---------------
                Net cash provided by (used in) operating
                   activities                               $      310        $     (337)       $       (27)
                                                           ===============   ===============   ===============

                Net cash used in investing activities       $     (971)       $      337        $      (634)
                                                           ===============   ===============   ===============

                              - - - - - - - - - - -

                3. Reports of other auditors upon whom the principal auditors are relying.

            (b) Exhibits

EXH. NO. INCORP. BY REF. TO

1.1      1.1(8)     Memorandum of Association of the Registrant, as amended.

1.2      1.2(8)     Articles of Association of the Registrant, as amended.

2.1      2.1(1)     Debenture  Purchase  Agreement,  dated as of May 14, 1991, among Healthcare,  Rosebud,  Evergreen-Canada
                    Israel Investment and Company Ltd. et. al.

         4.1        2.3(1) Agreement dated February 21, 1991 between Savyon and New Horizons Diagnostic Corp.

4.2      2.4(1)     Agreement dated August 1, 1986 between Diatech Ltd. and Diamotek Ltd.

4.3      2.5(1)     Agreement dated February 22, 1987 between Diatech Ltd. and Yissum University.

4.4      2.6(1)     Agreement  dated  September 9, 1987 between  Diatech Ltd.  and Ramot  University  Authority  for Applied
                    Research & Industrial Development Ltd.

4.5      2.7(1)     Agreement dated July 15, 1989 between Diatech Ltd. and Yissum University.

4.6      2.8(1)     Agreement dated January 1, 1991 between Diatech Ltd. and Yeda.

4.7      2.9(1)     Distributorship Agreement between Savyon and Toshin, dated March 3, 1986.

4.8      2.11(4)    Lease Agreement for Savyon's Facilities in Ashdod, Israel, dated March 29, 1993.

4.9      2.13(4)    Agreement between the Company and Savyon dated October 10, 1994.

4.10     2.15(6)    Agreement  dated January 23, 1995 between the Company,  Eriphyle  Trading Ltd. and Gamida-Gen  Marketing
                    Ltd., for the acquisition by the Company of shares of Gamida-Gen Marketing Limited (Gamidor).

4.11     2.17(7)    Agreement  dated  April 10,  1997  between  the  Company,  Gamida for Life BV,  Yacob  Ofer,  Gamida-Gen
                    Marketing  Ltd. and Gamidor  Diagnostics  (1984) Ltd.,  for the  acquisition  by the Company of ordinary shares of Gamida-Gen Marketing Ltd.

4.12     2.19(9)    Asset  Purchase  Agreement  dated  October 7, 1998  between  Gamidor  Limited  (Gamidor  UK) and Gamidor
                    Diagnostics UK.

4.13     2.20(9)    Agreement  dated  December 23, 1998 between the Company,  Gamida  Trading  Ltd.,  Gamida for Life BV and
                    Gamidor Limited (Gamidor UK).

4.14     2.21(9)    Heads of Agreement  dated  October 1, 1998 between  Gamidor  Diagnostics  (1994) Ltd. and the  principal shareholder in Yaron Chemicals Ltd.

4.15     2.22(9)    Agreement  dated  February 7, 1999  between  Healthcare  Technologies  Ltd.,  Hadasit  Medical  Research
                    Services & Development Limited and others.

4.16     2.23(9)    Agreement between Luly Gurevich and Entity as adopted by Healthcare Technologies Ltd. in June 1999.

4.17     2.24(10)   The Company's year 2000 Incentive Share Option Plan.

4.18     2.25(11)   Share Purchase Agreement dated August 21, 2000, by and between Healthcare  Technologies Ltd.,  Glycodata
                    Ltd.,  Mr. Ofer Markman,  Mr.  Yeshayahu  Yakir and certain  investors,  including  Form of  Convertible
                    Debenture attached as Exhibit B thereto.

4.19     2.26(11)   Share Purchase  Agreement dated October 2, 2000 between  Healthcare  Technologies  Ltd., Gamida For Life
                    BV (and other shareholders of GamidaGen Ltd.) and GamidaGen Ltd.

4.20     2.27(11)   Assignment  and Transfer  Agreement  dated  December 1, 2000 between  Healthcare  Technologies  Ltd. and
                    Savyon Diagnostics Ltd.


4.21     2.28(11)   Asset  Transfer and  Assignment  Agreement  dated  December 30, 2000 between  Diatech  Diagnostics  Inc,
                    Diatech Diagnostics Ltd. and Savyon Diagnostics Ltd.

4.22     2.29(11)   Share Sale and Assignment  Agreement dated December 31, 2000 between Diatech  Diagnostics  Inc,  Diatech
                    Diagnostics Ltd. and Healthcare Technologies Ltd.

4.23     2.30(11)   Agreement dated January 21, 2001 between Healthcare Technologies Ltd and Savyon Diagnostics Ltd.

4.24     2.31(12)   Share  Exchange  Agreement  dated April 29, 2002 between  Procognia  Ltd.,  Glycodata  Ltd.,  Healthcare
                    Technologies Ltd. and the other shareholders of Glycodata Ltd.

4.25     2.32(12)   Subscription  and  Shareholders'  Agreement  relating to  Procognia  Ltd.  dated April 29, 2002  between certain investors,  executives and additional subscribers,  Healthcare Technologies Ltd., Procognia Ltd.
                    and Glycodata Ltd.

4.26     99.1(13)   Distribution Agreement between Dade Behring Marburg GmbH and Gamidor Diagnostics

4.27     99.2(13)   Distribution Agreement between Amersham Pharmacia Biotech AB and Danyel Biotech Ltd.

4.28     99.3(13)   Deal Structure Document for Savyon 2003 Transaction.

8.       -(14)      Subsidiaries of the Registrant.

11.1     (14)       Certification  of Chief  Executive  Officer  pursuant to 18 U.S.C.  Section 1350 as adopted  pursuant to
                    Section 906 of the Sarbanes-Oxley Act Of 2002.

11.2     (14)       Certification  of Chief  Financial  Officer  pursuant to 18 U.S.C.  Section 1350 as adopted  pursuant to
                    Section 906 of the Sarbanes-Oxley Act Of 2002.

         -----------------------
         (1) Incorporated by reference to the Registrant's Registration Statement on Form F-1 (File No. 44811)

         (2) Incorporated by reference to the Registrant's Registration Statement on Form F-1 (File No. 33-22868)

         (3) Incorporated by reference to the Registrant's Registration Statement on Form F-1 (File No. 33-54190)

         (4) Incorporated by reference to the Registrant's Registration Statement on Form F-2 (File No. 33-85144)

         (5) Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1994.

         (6) Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1995.

         (7) Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1996.

         (8) Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

         (9) Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1998.

         (10) Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1999.

         (11) Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 2000.

         (12) Incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as amended.

         (13) Incorporated by reference to Registrant's Registration Statement on form F-3 (SEC File No. 333-99601).

         (14)     Filed herewith.

                                   SIGNATURES

         Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HEALTHCARE TECHNOLOGIES LTD.

                                          By: /s/ Daniel Kropf
                                              ----------------------------------
                                              Daniel Kropf
                                              Chairman of the Board of Directors

Date:  June 20, 2003

                    CERTIFICATION OF CHIEF EXECUTIVE OFFICER
                                   PURSUANT TO
                  SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

         I, Moshe Reuveni, certify that:

         1. I HAVE REVIEWED THIS ANNUAL REPORT ON FORM 20-F OF HEALTHCARE TECHNOLOGIES LTD.

         2. BASED ON MY KNOWLEDGE, THIS ANNUAL REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS ANNUAL REPORT;

         3. BASED ON MY KNOWLEDGE, THE FINANCIAL STATEMENTS, AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS ANNUAL REPORT, FAIRLY PRESENT IN ALL MATERIAL RESPECTS THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS OF THE REGISTRANT AS OF, AND FOR, THE PERIODS PRESENTED IN THIS ANNUAL REPORT;

         4. THE REGISTRANT'S OTHER CERTIFYING OFFICERS AND I ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN EXCHANGE ACT RULES 13A-14 AND 15D-14) FOR THE REGISTRANT AND HAVE:

            A) DESIGNED SUCH DISCLOSURE CONTROLS AND PROCEDURES TO ENSURE THAT
               MATERIAL INFORMATION RELATING TO THE REGISTRANT, INCLUDING ITS CONSOLIDATED SUBSIDIARIES, IS MADE KNOWN TO US BY OTHERS WITHIN THOSE ENTITIES, PARTICULARLY DURING THE PERIOD IN WHICH THIS ANNUAL REPORT IS BEING PREPARED;

            B) EVALUATED THE EFFECTIVENESS OF THE REGISTRANT'S DISCLOSURE
               CONTROLS AND PROCEDURES AS OF A DATE WITHIN 90 DAYS PRIOR TO THE FILING DATE OF THIS ANNUAL REPORT (THE "EVALUATION DATE"); AND

            C) PRESENTED IN THIS ANNUAL REPORT OUR CONCLUSIONS ABOUT THE
               EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES BASED ON OUR EVALUATION AS OF THE EVALUATION DATE;

         5. THE REGISTRANT'S OTHER CERTIFYING OFFICERS AND I HAVE DISCLOSED, BASED ON OUR MOST RECENT EVALUATION, TO THE REGISTRANT'S AUDITORS AND THE AUDIT COMMITTEE OF REGISTRANT'S BOARD OF DIRECTORS (OR PERSONS PERFORMING THE EQUIVALENT FUNCTION):

            A) ALL SIGNIFICANT DEFICIENCIES IN THE DESIGN OR OPERATION OF
               INTERNAL CONTROLS WHICH COULD ADVERSELY AFFECT THE REGISTRANT'S ABILITY TO RECORD, PROCESS, SUMMARIZE AND REPORT FINANCIAL DATA AND HAVE IDENTIFIED FOR THE REGISTRANT'S AUDITORS ANY MATERIAL WEAKNESSES IN INTERNAL CONTROLS; AND

            B) ANY FRAUD, WHETHER OR NOT MATERIAL, THAT INVOLVES MANAGEMENT OR
               OTHER EMPLOYEES WHO HAVE A SIGNIFICANT ROLE IN THE REGISTRANT'S INTERNAL CONTROLS; AND

         6 THE REGISTRANT'S OTHER CERTIFYING OFFICERS AND I HAVE INDICATED IN THIS ANNUAL REPORT WHETHER OR NOT THERE WERE SIGNIFICANT CHANGES IN INTERNAL CONTROLS OR IN OTHER FACTORS THAT COULD SIGNIFICANTLY AFFECT INTERNAL CONTROLS SUBSEQUENT TO THE DATE OF OUR MOST RECENT EVALUATION, INCLUDING ANY CORRECTIVE ACTIONS WITH REGARD TO SIGNIFICANT DEFICIENCIES AND MATERIAL WEAKNESSES.

Date:  June 20, 2003

                                                     /s/ Moshe Reuveni
                                                     ---------------------------
                                                     MOSHE REUVENI
                                                     Chief Executive Officer

                    CERTIFICATION OF CHIEF FINANCIAL OFFICER
                                   PURSUANT TO
                  SECTION 302 OF THE SARBANES OXLEY ACT OF 2002


         I, Eran Rotem, certify that:

         2. BASED ON MY KNOWLEDGE, THIS ANNUAL REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS ANNUAL REPORT;

         3. BASED ON MY KNOWLEDGE, THE FINANCIAL STATEMENTS, AND OTHER FINANCIAL INFORMATION INCLUDED IN THIS ANNUAL REPORT, FAIRLY PRESENT IN ALL MATERIAL RESPECTS THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS OF THE REGISTRANT AS OF, AND FOR, THE PERIODS PRESENTED IN THIS ANNUAL REPORT;

         4. THE REGISTRANT'S OTHER CERTIFYING OFFICERS AND I ARE RESPONSIBLE FOR ESTABLISHING AND MAINTAINING DISCLOSURE CONTROLS AND PROCEDURES (AS DEFINED IN EXCHANGE ACT RULES 13A-14 AND 15D-14) FOR THE REGISTRANT AND HAVE:

            A) DESIGNED SUCH DISCLOSURE CONTROLS AND PROCEDURES TO ENSURE THAT
               MATERIAL INFORMATION RELATING TO THE REGISTRANT, INCLUDING ITS CONSOLIDATED SUBSIDIARIES, IS MADE KNOWN TO US BY OTHERS WITHIN THOSE ENTITIES, PARTICULARLY DURING THE PERIOD IN WHICH THIS ANNUAL REPORT IS BEING PREPARED;

            B) EVALUATED THE EFFECTIVENESS OF THE REGISTRANT'S DISCLOSURE
               CONTROLS AND PROCEDURES AS OF A DATE WITHIN 90 DAYS PRIOR TO THE FILING DATE OF THIS ANNUAL REPORT (THE "EVALUATION DATE"); AND

            C) PRESENTED IN THIS ANNUAL REPORT OUR CONCLUSIONS ABOUT THE
               EFFECTIVENESS OF THE DISCLOSURE CONTROLS AND PROCEDURES BASED ON OUR EVALUATION AS OF THE EVALUATION DATE;

         5. THE REGISTRANT'S OTHER CERTIFYING OFFICERS AND I HAVE DISCLOSED, BASED ON OUR MOST RECENT EVALUATION, TO THE REGISTRANT'S AUDITORS AND THE AUDIT COMMITTEE OF REGISTRANT'S BOARD OF DIRECTORS (OR PERSONS PERFORMING THE EQUIVALENT FUNCTION):

            A) ALL SIGNIFICANT DEFICIENCIES IN THE DESIGN OR OPERATION OF
               INTERNAL CONTROLS WHICH COULD ADVERSELY AFFECT THE REGISTRANT'S ABILITY TO RECORD, PROCESS, SUMMARIZE AND REPORT FINANCIAL DATA AND HAVE IDENTIFIED FOR THE REGISTRANT'S AUDITORS ANY MATERIAL WEAKNESSES IN INTERNAL CONTROLS; AND

            B) ANY FRAUD, WHETHER OR NOT MATERIAL, THAT INVOLVES MANAGEMENT OR
               OTHER EMPLOYEES WHO HAVE A SIGNIFICANT ROLE IN THE REGISTRANT'S INTERNAL CONTROLS; AND

         6 THE REGISTRANT'S OTHER CERTIFYING OFFICERS AND I HAVE INDICATED IN THIS ANNUAL REPORT WHETHER OR NOT THERE WERE SIGNIFICANT CHANGES IN INTERNAL CONTROLS OR IN OTHER FACTORS THAT COULD SIGNIFICANTLY AFFECT INTERNAL CONTROLS SUBSEQUENT TO THE DATE OF OUR MOST RECENT EVALUATION, INCLUDING ANY CORRECTIVE ACTIONS WITH REGARD TO SIGNIFICANT DEFICIENCIES AND MATERIAL WEAKNESSES.


Date:  June 20, 2003
                                                     /s/ Eran Rotem
                                                     ---------------------------
                                                     Eran Rotem
                                                     Chief Financial Officer

                                TABLE OF CONTENTS

                                                                                                          PAGE
INTRODUCTION................................................................................................1

PART I......................................................................................................3

     Item 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.....................................3


     Item 2.      OFFER STATISTICS AND EXPECTED TIMETABLE...................................................3


     Item 3.      KEY INFORMATION...........................................................................3

                  A.       Selected Financial Data..........................................................3
                  B.       Capitalization and Indebtedness..................................................6
                  C.       Reason for the Offer and Use of Proceeds.........................................6
                  D.       Risk Factors.....................................................................6

     Item 4.      INFORMATION ON THE COMPANY...............................................................17

                  A.       History and Development of the Company..........................................17
                  B.       Business Overview...............................................................20
                  C.       Organizational Structure........................................................34
                  Property, Plant and Equipment............................................................35

     Item 5.      Operating and Financial Review and Prospects.............................................36

                  A.       Results of Operations...........................................................36
                  B.       Impact of Inflation and Devaluation.............................................39
                  C.       Liquidity and Capital Resources.................................................39
                  D.       Research and Development, Patents and Licenses, Etc.............................40
                  E.       Trend Information...............................................................41

     Item 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...............................................43

                  A.       Directors and Senior Management.................................................43
                  B.       Compensation....................................................................45
                  C.       Board Practices.................................................................45
                  D.       Employees.......................................................................46
                  E.       Share Ownership.................................................................46

     Item 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS........................................47

                  A.       Major Shareholders..............................................................47
                  B.       Related Party and Inter-Company Transactions....................................48
                  C.       Interests of Experts and Counsel................................................51

     Item 8.      FINANCIAL INFORMATION....................................................................51

                  A.       Consolidated Statements and other Financial Information.........................51
                  B.       Significant Changes.............................................................52

     Item 9.      THE OFFER AND LISTING....................................................................52

                  A.       Offer and Listing Details.......................................................52

     Item 10.     ADDITIONAL INFORMATION...................................................................53

                               TABLE OF CONTENTS
                                  (CONTINUED)

                                                                                                          PAGE
                  A.       Share Capital...................................................................53
                  B.       Memorandum and Articles of Association..........................................53
                  C.       Material Contracts..............................................................56
                  D.       Exchange Controls...............................................................59
                  E.       Taxation........................................................................60
                  F.       Dividends and Paying Agent......................................................61
                  G.       Statements by Experts...........................................................61
                  H.       Documents on Display............................................................61
                  I.       Subsidiary Information..........................................................61

     Item 11.     Quantitative and Qualitative Disclosure About Market Risk................................62


     Item 12.     Description of Securities other than Equity Securities...................................62


PART II....................................................................................................62

     Item 13.     Defaults, Dividends, Arrearages and Delinquencies........................................62


     Item 14.     Material Modifications to the Rights of Security holders and Use of Proceeds.............62


     Item 15.     [Reserved]...............................................................................62


     Item 16.     [Reserved]...............................................................................63


PART III...................................................................................................63

     Item 17.     FINANCIAL STATEMENTS.....................................................................63


     Item 18.     FINANCIAL STATEMENTS.....................................................................63


     Item 19.     FINANCIAL STATEMENTS AND EXHIBITS........................................................63


SIGNATURES................................................................................................119

Exhibit 11.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF
2002

Exhibit 11.2 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF
2002

Exhibit 99.4 CHART OF HEALTHCARE COMPANIES