Form 20-F/A
period 2002-12-31
HEALTHCARE TECHNOLOGIES LTD
filed 2003-08-05
CIK 835688

FORM 20-F/A



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


     Savyon has developed pre-disposition tests for certain diseases. Among these is a three-kit panel which tests for mutations in genes associated with pre-disposition to thrombosis, namely Factor V Leiden ("Factor V"), which is the most common hereditary blood coagulation disorder in the United States, the prothrombin ("Factor II") mutation 20210A, which is a major risk factor for venous thrombosis and certain arterial thrombotic conditions and the methylenetetrahydrofolate reductase mutation 677C>T ("MTHFR") (The sales of these products in certain territories is currently subject to the completion of negotiations with third parties for certain intellectual property rights). People with even one copy of the mutated Factor II or Factor V gene may have an increased likelihood of thrombotic events. Such likelihood may be increased further in smokers, women taking birth-control pills and people who undergo major operations; thus, awareness of the existence of these mutations promotes preventive therapy. Savyon has developed other tests associated with pre-disposition to other diseases such as hemochromatosis (iron overload), screening kits for familial mediterranean fever, breast and ovarian cancer and colorectal cancer and a genotyping kit for Apo E (a gene correlated with pre-disposition to Alzheimer's disease).


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


     During 2002, Savyon's research and development expenditures decreased by 55% as compared to 2001, primarily as a result of the completion of certain research and development projects as well as certain personnel reductions. Following the completion of the Savyon 2003 transaction at the end of 2002, Savyon recruited additional personnel to work on its ongoing research and development projects and believes that it has adequate resources to conduct such research and development activities. In 2002, Savyon also implemented a comprehensive cutback aimed at increasing the efficiency of Savyon's management, production, quality control and assurance departments, but the Company does not believe that this cutback will have an adverse impact on Savyon's ongoing research and development activities.


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

          A.   RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001


    For the year ended December 31, 2002, the Company's sales were approximately $16.7 million, which represented an increase of approximately 4% compared to sales of approximately $16.0 million for the year ended December 31, 2001. The growth in sales for the period in relation to fiscal 2001 is mostly due to increased turnover of Danyel, which experienced an increase in its sales of laboratory equipment for research purposes amounting to approximately $350 thousand and the Gamidor Group, which experienced a 22% increase in its sales of genetic products amounting to approximately $400 thousand.



    The gross profit for the year ended December 31, 2002 was approximately $6.29 million, which represented an increase of approximately 4% compared to the gross profit of approximately $6.03 million for the year ended December 31, 2001. The increase in the Company's gross profit in fiscal 2002 with respect to fiscal 2001 primarily reflected a 33% increase in Savyon's gross profit figures resulting from the successful implementation of a comprehensive cut back aimed at increasing the efficiency of Savyon's management, production, quality control and assurance departments. The cut backs involved replacement of Savyon's chief executive officer and two executives as well as the dismissal of a number of employees and a reduc tion of space leased by Savyon.



     Research and development costs for the year ended December 31, 2002 decreased by 70% to approximately $0.9 million compared to approximately $3.1 million for the previous year. This decrease was due to both the dilution of the Company's ownership interest in Procognia to a level of 11.5% by December 2002, (as a result of several third party financings also discussed above in Item 4.A:
Recent Developments) and a 55% decrease in Savyon's research and development expenditure as compared to last year, primarily as a result of the completion of certain research and development projects as well as certain personnel changes which were implemented prior to the transaction with Savyon 2003.



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


    OFFICE OF CHIEF SCIENTIST


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


     To date, the Company has received approximately $4.3 million in grants for over 20 different projects for the development of serological and genetic diagnostic kits, of which eight projects have produced commercial products, with respect to which the Company's contingent obligations (based upon future sales revenues) are approximately $3.1 million. As at December 31, 2002 the Company paid the Chief Scientist approximately $1.2 million in royalties at a royalty rate of 3.5%.



     BIRD-F




     In accordance with an agreement with the BIRD-F, the Company and International Remote Imaging Systems Inc. ("IRIS") dated March 1994 for a twelve month project aimed at developing kits for the direct detection of chlamidia in urine Savyon was obligated to pay royalties to the BIRD-F on sales (or other commercial exploitation) of any products which are developed as a result of the research covered by such agreement. As no products have resulted from the development of technology pursuant to such agreement, no payments are currently due by the Company under the agreement.




     In accordance with an agreement with the BIRD-F, Savyon and Cygnus Technologies Inc. (as successor to Diatech Inc.) dated August 1997 for a twelve month project aimed at developing piezoelectric biosensors for clinical diagnosis of sexually transmitted diseases, drugs of abuse and cardiac markers Savyon was obligated to pay royalties to the BIRD-F on sales (or other commercial exploitation) of any products which are developed as a result of the research covered by that agreement. As no products have resulted from the development of technology pursuant to such agreement, no payments are due by the Company under the agreement.




     In accordance with an agreement with the BIRD-F, Savyon (as successor to GamidaGen) and Becton Dickinson and Co. ("BD") dated January 2000 for an eighteen month project aimed at developing integrated gene analysis tools was obligated to pay royalties to the BIRD-F on sales (or other commercial exploitation) of any products which are developed as a result of the research covered by that agreement. The agreement is subject to early termination for material breach having not been remedied by the party in default within 30 days after the date of receipt of the notice. As of the date of this report, no payments are due by the Company under the agreement. Early in 2001, BD decided to terminate its participation in the BIRD-F funded project and thereafter the project was terminated. The Company does not currently expect to further develop and produce products based on the project and thus does not anticipate the payment of any royalties to the BIRD-F relating to this project. Further, the Company believes that it has satisfied all of its obligations under the grant and will not be liable for the repayment of the grant. Based upon communications with BIRD-F, the Company believes that BIRD-F agrees with this position.



At December 31, 2002, Savyon has a remaining contingent obligation to BIRD-F in the amount of $ 191 thousand.



     CHEMAG CONSORTIUM




     Savyon is a member of a consortium ("CHEMAG Consortium") engaged in a research and development project, commenced in September 2001, into "novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment" ("CHEMAG Project"). The CHEMAG Consortium is funded by the European Union's 5th Framework Program (FP5) with a total budget of (euro)4.9 million. expendable over a three-year period. Savyon's budget for this program over the three-year period of the CHEMAG Project is (euro)930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding (euro)465,125. An advance payment of
(euro)186,000 was made to Savyon in October 2001, Savyon expects to receive an additional(euro)150,000 during 2003 and the remainder during 2004.



     According to the agreement unless agreed upon through mutually satisfactory licensing agreements the ownership of Savyon's intellectual property rights, patents, patent applications, registered designs or copyrights may not be used by any other partner of the consortium. With regards to exploitation of any intellectual property rights whatsoever, patents, patent applications, registered designs or copyrights resulting from the performance of the project a separate contract between the consortium's partners will be made hitherto. Savyon will be held in default upon breach of any of the obligations imposed by the consortium as well as bankruptcy.



          E.   TREND INFORMATION


The first quarter financial reports of 2003 demonstrate a balanced performance with net income of $20 thousand compared to a net loss of $481 thousand for the corresponding period last year and sales approximately 6% higher than the sales in the first quarter of 2002.



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


     Mr. Eran Rotem has since May 2002 served as the Company's Chief Financial Officer ("CFO"). Mr. Rotem was previously a senior manager in Ernst & Young, Certified Public Accountants, where he served from 1995 until April, 2002. He is himself a CPA and received his B.A. in Accounting and Finance from the Tel-Aviv College of Management.


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

          B.   COMPENSATION


     The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the 2002 fiscal year and in respect of such year was approximately $1,035,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company's entire obligation towards said directors and executive officers in respect of severance pay), as well as annual consultancy fees paid to certain directors, amounts expended by the Company for automobiles made available to its officers (excluding insurance premiums paid in respect of Directors & Officers' Liability Insurance). See Item 7. "Major Shareholders and Related Party Transactions - B. Related Party Transactions."



COMPENSATION OF INDIVIDUAL DIRECTORS

     Included in the aggregate director and officer compensation figure for 2002 set forth above were amounts paid pursuant to the following individual compensation arrangements:

     MR. DANIEL KROPF. In 2002, the Company reimbursed Gamida Israel for the services of Mr. Kropf as its active chairman at the rate of $10,000 per month (plus VAT).

     MR. ISRAEL AMIR. Mr. Israel Amir serves as a director of the Company for which he received approximately $5,000 per month in consulting fees in 2002.

     For additional information concerning these arrangements, see Item 7, "Major Shareholders and Related Party Transactions - Related Party and Inter-Company Transactions."



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

DIRECTORS' COMPENSATION


     The Company's executive directors are not entitled to receive any separate compensation in consideration for their services as directors of the Company. The Company's non-executive directors receive annual fees which amounted to $4,000 per person in 2002 on account of all services as directors, including participation in board and audit committee proceedings. The Company's non-executive directors for the year of 2002 were Mrs. Varda Rotter and Messers Rolando Eisen, Eliezer Helfan, Eithan Rubinstein and Hillel Dudai.


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

     ISRAEL AMIR


     Mr. Amir serves as a director of the Company. He receives approximately $ 5,000 (plus value added tax) per month from the Company as consultancy fees, According to Mr. Amir's arrangement with the Company, he shall continue to provide services and receive the monthly consulting fees through December 2005, provided however that either the Company or Mr. Amir may terminate the arrangement with three months' prior written notice to the other party. Mr. Amir shall also be entitled to bonus payments in amounts equal to 1 to 2% of the consideration paid in transactions involving the merger of the Company or its subsidiaries with another entity, the purchase or sale of all or a substantial portion of the share capital or assets of the Company or its subsidiaries or the acquisition by the Company of all or a substantial portion of the share capital or assets of another entity (a "Transaction") provided (a) Mr. Amir has played an instrumental role in securing the Transaction (b) the exact amount of the bonus shall be determined by the Chairman of the board of directors of the Company, at his discretion; and (c) the actual payment of the bonus shall be contingent upon approval by the Company's board of directors, and if Mr. Amir is serving as a director at such time, by he audit committee and the Company's shareholders also.

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

     (i)  Annual high and low market prices for the last five fiscal years:

                Fiscal Year             High(*)               Low(*)
                -----------             -------               ------
                1998                     2.0000                0.8750
                1999                     1.5000                0.7500
                2000                     3.8438                0.7812
                2001                     1.0300                0.4800
                2002                     0.68                  0.2

    (ii) High and low market prices for each full financial quarter for the two most recent fiscal years:

                                        High (*)              Low (*)
                                        --------              -------
                2001
                ----
                First Quarter            $1.03                 $0.62
                Second Quarter            1.00                  0.62
                Third Quarter             0.90                  0.62
                Fourth Quarter            0.85                  0.48


                                        High (*)              Low (*)
                                        --------              -------
                2002
                ----
                First Quarter            0.60                  0.42
                Second Quarter           0.68                  0.38
                Third Quarter            0.51                  0.34
                Fourth Quarter           0.67                  0.2

    (iii) High and low market prices each month for the most recent six months.


                Month                   High                  Low
                -----                   ----                  ---
                December, 2002          $0.6                  0.26
                January, 2003            0.54                 0.34
                February, 2003           0.4                  0.25
                March, 2003              0.36                 0.25
                April, 2003              0.55                 0.25
                May, 2003                0.62                 0.34
                June, 2003               0.78                 0.51



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




     The CHEMAG Consortium is funded by the EU's 5th Framework Program (FP5) with a total budget of (euro)4.9 million expendable over a three-year period. The CHEMAG Project commenced in September 2001. Savyon's budget for this program over the three-year period of the CHEMAG Project is (euro)930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding (euro)465,125. An advance payment of
(euro)186,000 was made to Savyon in October 2001, Savyon expects to rerceive an additional (euro)150,000 during 2003 and the remainder during 2004. According to the agreement unless agreed upon through mutually satisfactory licensing agreements the ownership of Savyon's intellectual property rights, patents, patent applications, registered designs or copyrights may not be used by any other partner of the consortium. With regards to exploitation of any intellectual property rights whatsoever, patents, patent applications, registered designs or copyrights resulting from the performance of the project a separate contract between the consortium's partners will be made hitherto. Savyon will be held in default upon breach of any of the obligations imposed by the consortium as well as bankruptcy.


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

NOTE 1:-  BUSINESS AND ORGANIZATION (CONT.)

          i.   Definitions:

               The Company       -   Healthcare Technologies Ltd.

               The Group         -   The Company and its subsidiaries.

               Subsidiaries      -   Companies whose accounts are consolidated
                                     with those of the Company.

               Related parties   -   As defined in Opinion 29 of the Institute
                                     of Certified Public Accountants in Israel.
                                     The Group companies transact with
                                     companies, which are related parties in the ordinary course of business. Balances and transactions with related parties are presented in Note 17.

               Controlling       -   As defined in Israeli Securities
               shareholder           Regulations (Presenting Transactions
                                     Between a Company and its Controlling
                                     Shareholder in Financial Statements), 1996.

               Affiliate         -   A company that is presented under the cost
                                     method.


               Consumer          -   The Israeli Consumer Price Index ("CPI")
               Price Index           published by the central Bureau of
                                     Statistics.



               Jointly           -   A company owned by several entities among
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

          n.   Revenue recognition:


               Revenues are recognized in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB No. 101"), upon delivery of the products when the collection of the receivable is probable, persuasive evidence of an agreement exists, no significant obligations remain and the price is fixed or determinable. The Group follows Statement of Financial Accounting Standard No. 48 "Revenue Recognition when Right of Return Exists" ("SFAS No. 48"), accordingly, based on the Company's management experience, no provisions for returns were recorded for the years ended December 31, 2002, 2001 and 2000.

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


           According to U.S. GAAP, EITF 98-5, "Accounting for Convertible
             Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), determine that embedded beneficial conversion features present in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the Ordinary shares or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). In circumstances under which (a) the convertible securities become convertible only upon the occurrence of a future event outside the control of the holder and (b) a security that is convertible from inception but contains conversion term that change upon the occurrence of future event, the Task Force reach a consensus that any contingent beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved. In addition, Issue 2 of EITF 00-27 states that changes to the conversion terms that would be triggered by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs.

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

4.26     99.1(13)   Distribution Agreement between Dade Behring Marburg GmbH and Gamidor Diagnostics

4.27     99.2(13)   Distribution Agreement between Amersham Pharmacia Biotech AB and Danyel Biotech Ltd.

4.28     99.3(13)   Deal Structure Document for Savyon 2003 Transaction.

4.29     10(14)     Agreement  between  Biodiagnostic  (Savyon)  and Advance  Products  (B.G.  Negev
                    Technologies and Applications) Ltd. dated October 31, 1983.

4.30     (15)       Agreement dated October 26, 1994 with the Washington Research Foundation.

4.31     (15)       Collaboration Agreement with Prochon Biotech Ltd. dated February 2003.

8        (16)       Subsidiaries of the Registrant.

12.1     (15)       Certification  of Chief  Executive  Officer  pursuant to 18 U.S.C.  Section 1350 as adopted  pursuant to
                    Section 906 of the Sarbanes-Oxley Act Of 2002.

12.2     (15)       Certification  of Chief  Financial  Officer  pursuant to 18 U.S.C.  Section 1350 as adopted  pursuant to
                    Section 906 of the Sarbanes-Oxley Act Of 2002.

12.3     (15)       Certification  of  Chief  Executive  Officer  pursuant  to  Section  302  of the
                    Sarbanes-Oxley Act Of 2002.

12.4     (15)       Certification  of  Chief  Financial  Officer  pursuant  to  Section  302  of the
                    Sarbanes-Oxley Act Of 2002.

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

         (13) Incorporated by reference to Registrant's Registration Statement on form F-3 (SEC File No. 333-99601).


         (14) Incorporated by reference to Registrant's Registration Statement on Form F-3 (SEC File No. 33-22868).

         (15)     Filed herewith.

         (16)     Previously filed.

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

Date:  August 5, 2003

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

     Item 17.     FINANCIAL STATEMENTS.....................................................................63


     Item 18.     FINANCIAL STATEMENTS.....................................................................63


     Item 19.     FINANCIAL STATEMENTS AND EXHIBITS........................................................63


SIGNATURES................................................................................................119

Exhibit 12.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF
2002

Exhibit 12.2 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF
2002


Exhibit 12.3 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Exhibit 12.4 CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


Exhibit 99.4 CHART OF HEALTHCARE COMPANIES