Form 20-F
period 2003-12-31
HEALTHCARE TECHNOLOGIES LTD
filed 2004-07-08
CIK 835688

FORM 20-F

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

           [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2003

                                       OR

             [_] TRANSITION REPORT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
           for the transition period from ____________ to ____________

                           Commission File No. 0-17788

                          HEALTHCARE TECHNOLOGIES LTD.
              (Exact name of registrant as specified in its charter
               and translation of Registrant's Name into English)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                         BEIT AMARGAD, 32 SHAHAM STREET,
                   KIRYAT MATALON, PETACH TIKVA, ISRAEL, 49170
                    (Address of principal executive offices)

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

     As of December 31, 2003, the registrant had outstanding 7,648,727 Ordinary Shares, NIS 0.04 nominal value per share. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and
(2) has been subject to such filing requirements for the past 90 days:

     Yes [X] No [_]

     Indicate by check mark which financial statement item the Registrant has elected to follow:

     Item 17. [_] Item 18. [X]

                                TABLE OF CONTENTS

                                                                                                     PAGE
                                                                                                     ----
INTRODUCTION......................................................................................      3

PART I............................................................................................      5

     Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..............................      5

     Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE............................................      5

     Item 3.   KEY INFORMATION....................................................................      5

               A.   Selected Financial Data.......................................................      5
               B.   Capitalization and Indebtedness...............................................      8
               C.   Reason for the Offer and Use of Proceeds......................................      8
               D.   Risk Factors..................................................................      8

     Item 4.   INFORMATION ON THE COMPANY.........................................................     19

               A.   History and Development of the Company........................................     19
               B.   Business Overview.............................................................     23
               C.   Organizational Structure......................................................     39
               Property, Plant and Equipment......................................................     39

     Item 5.   Operating and Financial Review and Prospects.......................................     40

               A.   Results of Operations.........................................................     40
               B.   Impact of Inflation and Devaluation...........................................     43
               C.   Liquidity and Capital Resources...............................................     44
               D.   Research and Development, Patents and Licenses, Etc...........................     44
               E.   Trend Information.............................................................     47

     Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.........................................     49

               A.   Directors and Senior Management...............................................     49
               B.   Compensation..................................................................     51
               C.   Board Practices...............................................................     53
               D.   Employees.....................................................................     54
               E.   Share Ownership...............................................................     55

     Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................................     55

               A.   Major Shareholders............................................................     55
               B.   Related Party and Inter-Company Transactions..................................     56
               C.   Interests of Experts and Counsel..............................................     59

     Item 8.   FINANCIAL INFORMATION..............................................................     59

               A.   Consolidated Statements and other Financial Information.......................     59
               B.   Significant Changes...........................................................     60

     Item 9.   THE OFFER AND LISTING..............................................................     60

               A.   Offer and Listing Details.....................................................     60

     Item 10.  ADDITIONAL INFORMATION.............................................................     62

                                TABLE OF CONTENTS
                                   (CONTINUED)

                                                                                                     PAGE
                                                                                                     ----
               A.   Share Capital.................................................................     62
               B.   Memorandum and Articles of Association........................................     62
               C.   Material Contracts............................................................     66
               D.   Exchange Controls.............................................................     70
               E.   Taxation......................................................................     70
               F.   Dividends and Paying Agent....................................................     71
               G.   Statements by Experts.........................................................     71
               H.   Documents on Display..........................................................     72
               I.   Subsidiary Information........................................................     72

     Item 11.  Quantitative and Qualitative Disclosure About Market Risk..........................     73

     Item 12.  Description of Securities other than Equity Securities.............................     73

PART II...........................................................................................     73

     Item 13.  Defaults, Dividends, Arrearages and Delinquencies..................................     73

     Item 14.  Material Modifications to the Rights of Security holders and Use of Proceeds.......     73

     Item 15.  [Reserved].........................................................................     74

     Item 16.  [Reserved].........................................................................     74

PART III..........................................................................................     75

     Item 17.  FINANCIAL STATEMENTS...............................................................     75

     Item 18.  FINANCIAL STATEMENTS...............................................................     75

     Item 19.  FINANCIAL STATEMENTS AND EXHIBITS..................................................     75

SIGNATURES........................................................................................    119

Exhibit 12.1 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF
2002

Exhibit 12.2 CERTIFICATION OF THE CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C.
SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF
2002

Exhibit 12.3 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Exhibit 12.4 CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

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

     The Company specializes in the development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Company is also engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans.

     The Company also has a 5% interest in Procognia (UK) Ltd. which has been involved in the design of glycobiology-based tools for drug discovery and development and bioinformatics.

     The Company's principal stockholder is Gamida for Life B.V. ("Gamida"), which owned approximately 65% of the Company's issued and outstanding shares as of the date of this report.

     The Company operates as a holding company with three main active direct subsidiaries (and four additional indirect affiliates), which together comprise the Healthcare group of companies. Unless the context indicates otherwise, the term "Company" as used herein refers to Healthcare and its subsidiaries.

     On June 29, 2004 the Company signed a term sheet with ImmvaRx Inc. with respect to a proposed transaction pursuant to which ImmvaRx is to transfer all or a substantial part of its intellectual property (IP) to the Company in return for shares representing a controlling interest in the Company, for more about this transaction see: Item 4.A. "Recent Developments".

     A schematic presentation of the Company and its interests (as of July 7, 2004) appears below:

               [See Exhibit 99.4 - Chart of Healthcare Companies]


     The Company's business activities are organized into four main functional groups: research and development, manufacturing and worldwide marketing of diagnostic tools; marketing and distribution to biotechnology researchers in Israel; and marketing and distribution to clinical diagnostic laboratories in Israel.

     The Company's research, development and manufacturing activities are conducted primarily by Savyon, a leader in the serological diagnosis of chlamydial infections. Savyon has developed and manufactured immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays.

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

     The Company is also engaged in the production and marketing, through Savyon and the Gamidor Group, respectively, of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans using Pronto(TM), a molecular biology based technology for genetic screening and testing of certain human genetic disorders, including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases that are prevalent in the Jewish population, and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases.

     The Company's marketing and sales activities in Israel are conducted by Danyel in the field of biotech research, and by the Gamidor Group (as defined below) in the fields of clinical diagnostic laboratories and laboratories in general. The Company's sales and marketing activities worldwide (other than in Israel) are conducted by Savyon.

     Danyel conducts the Company's marketing and sales activities to biotechnology researchers in Israel in the genomics field and also in the fields of proteomics and proteins separation, where sequencing, microarray and other technologies are employed. Danyel also imports and distributes a range of specialized instruments, reagents and radioactively labeled compounds for academic and biomedical research laboratories as well as consumable products in the fields of cell culture, molecular biology and immunology, including analytical and laboratory systems such as spectrophotometers and fluorometers designed to read the results of specific types of tests and electrophoresis equipment used to separate materials according to their movement in electromagnetic fields.

     The Gamidor Group consists of Gamidor and its wholly owned subsidiary Gamida-Gen. For more about the mergers within the Gamidor Group see Item 4.A. "Recent Developments". The Gamidor Group conducts the Company's marketing and sales activities with respect to genetic diagnostic kits, systems, reagents and services for clinical diagnostic laboratories throughout Israel and also provides doctors' offices with near-patient testing systems.

                                     PART I

Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

Item 3.   KEY INFORMATION

     Not Applicable.

          A.   SELECTED FINANCIAL DATA

     The following selected consolidated financial data for the five years ended December 31, 2003 are derived from the Consolidated Financial Statements of the Company which have been prepared in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States (see Note 18 to the Consolidated Financial Statements). The data appearing below for the five years ended December 31, 2003 should be read in conjunction with the financial statements, related notes and other financial information included elsewhere in this Report.

     The Company's consolidated figures for the year ended December 31, 2003 include Savyon's results on a proportionate consolidation basis as compared to a full consolidation basis in 2002 as well as deconsolidation of Procognia's results in 2003 as compared to consolidation of the first quarters' results in 2002.

     INCOME STATEMENT DATA:

     CONSOLIDATED STATEMENT OF OPERATIONS
     (in thousands of U.S. Dollars except loss per share)

                                                     2003      2002     2001     2000     1999
                                                    ------   -------   ------   ------   ------
Sales                                               14,636    16,676   16,013   15,456   16,583
Cost of Sales                                        8,733   10, 386    9,984   10,006   10,286
                                                    ------   -------   ------   ------   ------
Gross Profit                                         5,903     6,290    6,029    5,450    6,297
Research and development costs, net                    353       912    3,164    1,408      855
Selling and marketing expenses                       3,159     3,161    3,167    2,755    3,300
General and administrative expenses                  1,800     2,475    3,966    2,669    2,268
Amortization of goodwill                               314       471      246      196      196
                                                    ------   -------   ------   ------   ------
Operating Earnings (Loss)                              277      (729)  (4,514)  (1,578)    (322)
Financial income (expenses), net                      (120)     (491)    (311)     129      156
Other income (expenses), net                            (1)    1,482      896      754       36
                                                    ------   -------   ------   ------   ------
Earnings (Loss) before taxes                           156       262   (3,929)    (695)    (130)
Taxes on income                                         31         -        -        -        -
                                                    ------   -------   ------   ------   ------
Earnings (Loss) after taxes on income                  125       262   (3,929)    (695)    (130)
Equity in losses of an affiliate                       111         -        -        -        -
Minority interest in losses (earnings) of
   subsidiaries                                          -       206      916      204      (61)
                                                    ------   -------   ------   ------   ------
Net Earnings (Loss) for year (according to
   Israeli GAAP)                                        14       468   (3,013)    (491)    (191)
                                                    ======   =======   ======   ======   ======
Net Earnings (Loss) per NIS 1 par value of
   shares  (*)                                        0.05      1.53   (12.6)    (2.64)   (1.03)
                                                    ======   =======   ======   ======   ======
Weighted average number of shares and
   Equivalents outstanding (in thousands) (*)        7,644     7,644    5,977    4,644    4,627
                                                    ======   =======   ======   ======   ======
Net loss for year according to U.S. GAAP
   (See Note 1)                                       (523)   (1,827)  (6,046)  (2,045)    (654)
                                                    ======   =======   ======   ======   ======
Net loss per share according to U.S. GAAP (*)        (0.07)    (0.24)   (1.01)   (0.44)   (0.14)
                                                    ======   =======   ======   ======   ======

(*) All share and per share amounts have been restated to retroactively reflect the share consolidation.

Note 1: Effect of material differences between Israeli GAAP and U.S. GAAP, as detailed in the table below.

                                                          Fiscal Year Ended December 31,
                                                    -------------------------------------------
                                                     2003     2002      2001     2000     1999
                                                    ------   -------   ------   ------   ------
Net income (loss) as reported according to
Israeli GAAP                                            14       468   (3,013)    (491)    (191)
                                                    ======   =======   ======   ======   ======

   Amortization of goodwill and technology            (480)     (387)  (1,046)    (463)    (463)
Compensation expenses                                  (57)      (40)    (113)     (72)       -
Minority interest in losses of Procognia                 -      (206)    (971)    (214)       -
Capital gain from decrease in holdings in
Procognia                                                -    (1,349)       -        -        -
Compensation expenses related to
conversion of convertible debentures                     -      (313)       -        -        -
Other expenses                                           -         -     (903)    (805)
                                                    ------   -------   ------   ------   ------

Net loss according to U.S. GAAP                       (523)   (1,827)  (6,046)  (2,045)    (654)

     BALANCE SHEET DATA:
     (in thousands of U.S. Dollars)

                                                     2003     2002      2001     2000     1999
                                                    ------   -------   ------   ------   ------
Working capital                                      2,842     1,870      655    2,821    2,362
Total assets                                        10,239    10,565   12,485   15,609   14,261
Short-term credit including current maturities       1,030       849    1,160    1,837      700
Long-term liabilities, not including current
   maturities                                          759       337    1,226      670    1,123
Shareholders equity                                  4,285     4,246    3,779    6,355    6,810
Shareholders' equity according to U.S.
   GAAP (See Note 2 and Note 3)                      2,388     2,829    4,891    8,230   10,167

Note 2: Effect of material differences between Israeli GAAP and U.S. GAAP on the shareholders' equity, as detailed in the table below.

                                                     Fiscal Year Ended December 31,
                                              --------------------------------------------
                                               2003     2002      2001     2000     1999
                                              ------   -------   ------   ------   -------
Shareholders' equity according to Israeli
GAAP                                          (4,285)   (4,246)  (3,779)  (6,355)   (6,810)
Goodwill and technology                       (2,864)   (3,344)  (4,005)  (2,894)   (3,357)
Deferred capital gain                              -         -        -     (903)        -
Investment in Procognia (Note 3)               4,761     4,761        -        -         -
Minority interest                                  -         -        -     (555)        -
Convertible debentures                             -         -      416        -         -
Preferred shares in a subsidiary                   -         -    2,477    2,477         -
                                              ------   -------   ------   ------   -------
Shareholders' equity according to U.S. GAAP   (2,388)   (2,829)  (4,483)  (8,230)  (10,167)

Note 3: Disclosure regarding recorded investment in Procognia:

     Under US GAAP, the losses that relate to the Company's stock ownership interest in Procognia that were previously accrued while Procognia was a subsidiary remain as part of the carrying amount of this investment even though the Company currently owns approximately 5% of the equity of Procognia and no longer has the right to elect a director. Although the company does not have a legal liability in respect of its investment in Procognia, accounting under US GAAP requires the Company to present the investment in Procognia at its negative balance of ($4.761 million) among long-term liabilities, which amount reduces the stockholders equity of Healthcare under US GAAP, as compared with Israeli GAAP.

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

                     RISKS RELATED TO THE COMPANY'S BUSINESS

     THE COMPANY HAS SUSTAINED OPERATING LOSSES IN THE PAST, HAS AN ACCUMULATED DEFICIT AND MAY NOT GENERATE PROFITS FROM OPERATIONS IN THE FUTURE.

     While the Company ended 2003 with operating income of $277 thousand, for the three fiscal years ended December 31, 2000, 2001 and 2002 the Company had operating losses of approximately $1.6 million, $4.5 million and $0.7 million, respectively.

     Such losses resulted principally from:

     o expenses associated with the research, development, patenting and testing of the Company's products and technologies of approximately $0.9 million, $3.2 million and $1.4 million in 2002, 2001 and 2000 respectively; and

     o amortization of goodwill of approximately $471 thousand, $246 thousand and $196 thousand in 2002, 2001 and 2000 respectively.

     The Company may incur significant operating losses in the future as it continues its research and development efforts, expands its marketing, sales and distribution activities, develops strategies for competing with other manufacturers, and scales up its research and development and manufacturing capabilities. There can be no assurance that the Company will be able to generate profits from operations in the future. As of December 31, 2003, the Company's accumulated deficit was approximately $12 million.

     IF THE COMPANY CANNOT MAINTAIN ADEQUATE OPERATING CAPITAL, ITS BUSINESS WILL SUFFER.

     At December 31, 2003, the Company had working capital of $2.8 million, including cash of $1.5 million. The Company anticipates that these funds, together with funds from operations, will be sufficient to meet its anticipated cash requirements for 2004. For the fiscal year 2003, the Company generated net cash flows in operations of $84 thousand. Although the Company currently believes that it will generate positive cash flow from operations in fiscal 2004, it is possible that it will not succeed in doing so.

     Following the Savyon Transaction described under Item 4 - "Information on the Company --A. History and Development of the Company", additional sources of liquidity for the Company in 2004 and thereafter are the $0.5 million remaining as of December 31, 2003 from the $1.9 million purchase price to be paid by Savyon to Gamidor by means of 24 consecutive monthly installments of $20 thousand each.

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

     Other than as described in Item 4. "Information on the Company -- A. History and Development of the Company -- Recent Developments", the Company has not yet explored whether any additional sources of capital will be available. To the extent, if any, that the Company is able to obtain equity capital from other sources, the issuance of more ordinary shares may dilute the economic interests and will dilute the voting interests of current shareholders. To the extent, if any, that the Company is able to obtain debt financing, the terms of such financing may be expensive and may subject it to covenants that materially restrict it.

     THE SUCCESS OF COMPETITIVE PRODUCTS COULD HAVE AN ADVERSE EFFECT ON THE COMPANY'S BUSINESS.

     The medical products industry, including the medical diagnostic testing industry, is rapidly evolving and intensely competitive and the Company's customers have a wide variety of products and technologies from which to choose.

     Danyel Biotech's principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Eldan (Agilent), Medtechnica (Waters) in the field of chromatography; Pharmatec (Tecan) and Lumitron (Packard) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot (Greiner), Geter (Corning) in the field of bio-plastics; and Eldan (NEN), Biological Industries (Promega) and Sigma Israel in the field of molecular biology and radiochemical products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2003 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

     The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex (Abbott) and Dover (J&J) for hematology products; Dyn Diagnostics (Roche) and Pharmtop (Sorin) for immunology products; Ilex (Vitek) and Pharmtop (Sorin) for microbiology products; Travenol (Nequas) for quality control products; and Dyn Diagnostics (Roche) and Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2003 the Gamidor Group accounted for a significant portion of the Israeli pathology, genetics, hemostasis products market and a lesser portion of the Israeli market for the Group's other products.

     Savyon's serology test kits for chlamydia compete with serology tests produced by companies such as Hitachi (Japan), Medac (Germany), Orgenics (Israel), MRL (USA) and LabSystems (Finland). Savyon's SeroMP (microplasma pneumoniae) products compete in the field of serology testing with products produced by companies such as Fujirebio in Japan. The Company believes that Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on a study conducted by Froste & Salive, which indicated that Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999. The belief is further based on the fact that the Company's sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately $2.7 million, $2.5 million and $3 million in 2001, 2002 and 2003 respectively and, to the best of Savyon's knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon's market share relatively unchanged. Savyon's remaining kits represent a much smaller portion of the overall market for such products.

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

     THE COMPANY'S PATENTS MAY NOT PROTECT ITS PRODUCTS FROM COMPETITION.

     In the genetic field, the Company has six granted patents that it utilizes in producing its products. The patents are registered for methods of single nucleotide primer extension and kits therefore, of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefor, and of characterizing GC-rich nucleic acid sequences. These methods relate to the Company's Pronto(TM) genetic test products line. Three of the granted patents are registered in Israel, two are registered in the United States and one is registered in Europe (national phase). All of them expire during 2012 to 2014.

     In the serologic field, during 2003 the Company received a U.S. patent regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays. This patent is used in the production of the Company's Sero CT diagnostic test kit products. Likewise, there is a pending patent application registered in Europe.

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

     The risks and uncertainties that the Company faces with respect to its patents and other proprietary rights include the following:

     o the pending patent application that the Company has filed or to which it has exclusive rights may not result in issued patents or may take longer than it expects to result in issued patents;

     o the claims of any patents which are issued may be more limited than those in the Company's patent applications as filed and may not provide meaningful protection;

     o the Company may not be able to develop additional proprietary technologies that are patentable;

     o the patents licensed or issued to the Company may not provide a competitive advantage;

     o other companies may challenge patents licensed or issued to the Company;

     o patents issued to other companies may substantially impair the Company's ability to conduct its business;

     o other companies may independently develop similar or alternative technologies or duplicate the Company's technologies;

     o other companies may design around technologies the Company has licensed or developed; and

     o certain countries such as the People's Republic of China, in which the Company may seek to sell its patented products in the future, may not protect its patent rights to the same extent as the United States, Europe and Israel.

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

     IF A PRODUCT THE COMPANY SELLS RESULTS IN INJURY TO A USER, THE COMPANY COULD BE SUBJECT TO PRODUCT LIABILITY EXPOSURE.

     The Company sells diagnostic products, which may involve product liability risk. While the Company carries product liability insurance, there can be no certainty that its coverage will be adequate to protect the Company against future liability claims. In addition, product liability insurance is expensive and there can be no certainty that this insurance will be available to the Company in the future on terms satisfactory to it, if at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage could have a material adverse effect on its business, financial condition and results of operations. The Company maintains product liability coverage in the maximum amount of $1million per case for products not manufactured by the Company and $2 million per case for all products manufactured in house up to an aggregate sum of $4 million per annum.

     IF THE COMPANY DOES NOT RECEIVE CERTAIN REGULATORY APPROVALS, IT WILL NOT BE PERMITTED TO SELL ITS PRODUCTS.

     Certain of the products that the Company develops cannot be sold until the U.S. Federal Drug Administration ("FDA") and corresponding regulatory authorities of other jurisdictions approve the products for medical use. This means that:

     o the Company will incur the expense and delay inherent in seeking FDA approval of new products;

     o         a product that is approved may be subject to restrictions on use;

     o the FDA can recall or withdraw approval of a product if problems arise; and

     o the Company will face similar regulatory issues in other countries, including countries of the European Union.

     Currently, the Company does not have any pending applications for approvals by the FDA but is awaiting CE certification for products first launched during 2004.

     THE PRICE AND SALES OF THE COMPANY'S PRODUCTS MAY BE LIMITED BY HEALTH INSURANCE COVERAGE AND GOVERNMENT REGULATION.

     The Company's success in selling its products may depend in part on the extent to which health insurance companies, health maintenance organizations and government health administration authorities, such as Medicare and Medicaid, will reimburse end users for the cost of the products the Company provides. For example, in Israel, in which the Company makes approximately 88% of its sales, the reimbursement rates of third party health care reimbursement organizations range widely from 100% of certain products such as the hematology kits PT Innovin, PTT Calcium and PTT Actin FS to nothing for other products such as the genetic kits Gaucher 6MUT 24T and Bloom/Fanconi 48T. Although customers are required to pay the full price of the products regardless of whether or not they are reimbursed for such costs, the lack of reimbursement may reduce the demand for the Company's products. There can be no assurance that adequate health insurance, health maintenance organization and government coverage will be available to permit the Company's products to be sold at prices high enough for it to generate a profit. In certain countries, pricing or profitability of health care products is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government controls, and new proposals are likely to be made in the future.

     THE COMPANY'S BUSINESS COULD BE ADVERSELY AFFECTED IF IT LOSES THE SERVICES OF THE KEY PERSONNEL UPON WHOM IT DEPENDS.

     The Company depends upon the efforts of its chairman, Mr. Daniel Kropf, and of other senior executives, including Mr. Moshe Reuveni, Mr. Yacob Ofer, Mr. Luly Gurevich and Dr. Martin Lee. Mr. Kropf does not have an employment agreement. The Company's agreement for Mr. Reuveni's services is subject to termination with three months' prior written notice served by either party. Mr. Ofer has an employment agreement which may be terminated upon six months prior written notice by either party. Mr. Gurevich's consulting agreement is automatically renewed every two years, but either party may decide not to extend it by giving six months prior written notice. Savyon's agreement for Dr. Lee's management services is subject to termination in the event that he ceases to be a substantial shareholder of Savyon and under certain other circumstances. Except for Dr. Lee, these executives are not covered by key man life insurance policies.

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

     THE COMPANY IS DEPENDENT UPON INDEPENDENT SALES AGENTS, DISTRIBUTORS AND DEALERS.

     The Company markets and sells its products in part through networks of independent sales agents, distributors and dealers in certain countries. As a result, in fiscal 2002 and 2003, approximately 22% and 12% respectively of the Company's revenues were derived from the sales efforts of these sales agents, distributors and dealers.

     Sales to the Company's distributors in France, BMD -- Biomedical Diagnostics, and Germany, Hain Lifescience GMBH, accounted respectively for approximately 6% and 4% of annual sales in fiscal 2002 and approximately 4% and 2% in 2003, respectively . The Company has written distribution agreements with BMD and Hain that grant these companies the exclusive right to distribute the Company's products in France and Germany respectively for periods of one year, subject to automatic renewals unless the Company or the distributor elects not to continue in either case. These agreements do not require the distributors to purchase any minimum amounts of the Company's products.

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

     A SIGNIFICANT PERCENTAGE OF TWO OF THE COMPANY'S SUBSIDIARIES' PRODUCTS ARE DEPENDENT ON CERTAIN PRINCIPAL SUPPLIERS

     During 2002 and 2003, purchases from one of Danyel's suppliers, Amersham Biosciences ("Amersham"), which was acquired by General Electric during October of 2003, accounted for 28% and 30% respectively of the Company's annual cost of sales. In addition, during 2002 and 2003, purchases from one of the Gamidor Group's suppliers, Dade Behring, accounted for 11% and 16% respectively of the Company's annual cost of sales. A failure of such suppliers to continue to supply products to the Company will adversely affect its business and financial results.

     In general, Danyel's agreement with Amersham appoints Danyel as the exclusive distributor in Israel and certain related areas for Amersham's products and services in the field of applied genomics, cell biology and separation, subject to Danyel meeting certain minimum sales requirements. The agreement had an initial five year term ending December 31, 2003, but is subject to automatic renewal for successive three year periods unless either party elects to terminate the agreement upon not less than 12 months' notice prior to the expiration of the current term. No such termination notice was given prior to December 31, 2003. The Agreement may be terminated by Amersham for, among other reasons Danyel's failure to meet the minimum sales requirements.

     Effective as of January 2002, Amersham assigned its rights and obligations under the agreement to a third party sub-distributor which has entered into an agreement with Danyel pursuant to which the sub-distributor has agreed to honor Amersham's obligations to Danyel under the agreement for so long as the sub-distributor continues to serve as such for Amersham.

     In general, Gamidor's agreement with Dade Behring appoints Gamidor as the exclusive distributor in Israel and certain related areas for certain of Dade Behring's diagnostic products, subject to Gamidor meeting certain minimum sales requirements. The agreement had an initial four year term ending October 31, 2003 and has been renewed for a further term ending October 31, 2006. The agreement may be terminated by Dade Behring if, among other reasons, Gamidor fails to meet the minimum sales requirements.

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

     SALES TO THREE CUSTOMERS ACCOUNT FOR A SIGNIFICANT PORTION OF THE COMPANY'S SALES AND THE LOSS OF ANY ONE OF THESE CUSTOMERS COULD HAVE A MATERIAL ADVERSE AFFECT ON THE COMPANY'S BUSINESS AND FINANCIAL RESULTS

     Sales to three sick funds in Israel, namely Maccabi, Clalit & Meuhedet (collectively "the Sick Funds") accounted respectively for 6%, 11% and 5% of the Company's annual sales during 2002, and 9%, 12% and 6% of such sales in 2003. The Company has a number of written agreements with the Sick Funds covering different products. Under these agreements, the Company has undertaken to charge the Sick Funds a fixed price for various products over a period of three to five years, provided that they purchase certain minimum quantities of such products from the Company. These agreements may be terminated by the Sick Funds at any time upon 30 days' written notice to the Company. In addition, the Company has agreed to supply the Sick Funds with certain laboratory instrumentation on which the Company's products are used, which becomes the property of the Sick Funds at the end of a three or five year period so long as they have purchased the applicable minimum amount of products during this period.

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

     THE GENOMICS INDUSTRY IS INTENSELY COMPETITIVE AND EVOLVING.

     There is intense competition among entities attempting to sequence segments of the human genome to identify genes associated with specific diseases and to develop products and services based on these discoveries. The Company has developed a patented molecular biology-based technology that enables the mass screening of genetic materials for mutations. Based on this technology, the Company has developed over 15 diagnostic kits for carrier screening, pre-natal diagnosis, and predisposition screening of mutation carriers for a variety of genetic defects.

     The Company's competitors in the field of genetic diagnostic tests have developed competing technologies for the screening of genetic materials for mutations. These competitors include many large and medium sized multi-national corporations, including Innogenetics, Third Wave Technologies, Myriad Genetics, Affymetrix, Orchid BioSciences and Roche. The Company's indirect competitors in this field include numerous small scale laboratories. Although it is unaware of any published industry market share statistics, the Company estimates, based upon its knowledge of the industry, that its market share in this field represents a very small portion of the total market other than the Israeli market for genetic predisposition tests for gaucher and cystic fibrosis, for which it does have a significant share of the market.

     Many of the Company's competitors have substantially greater capital resources, sequencing capabilities, research and developmental staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than it. These competitors may discover, characterize or develop important genes, treatment targets or leads, treatment discovery technologies or treatments which are more effective than those that have been developed by the Company or its customers, or may develop techniques for genomic-based treatment discovery that are superior to those of the Company's and render its technologies non-competitive or obsolete even before they generate revenue, any of which could have a material adverse effect on any of the Company's similar programs. Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit the Company's rights or the Company's customers' ability to use the Company's products to commercialize therapeutic, diagnostic or vaccine products.

     The Company faces rapid technological change in the genomics-based diagnostic industry. This could result in the development of technologies by others for use in diagnostics and pharmacogenetics, which will be superior to its existing technologies.

     FUTURE ACQUISITIONS MAY ABSORB SIGNIFICANT RESOURCES AND MAY BE
     UNSUCCESSFUL.

     As part of the Company's strategy, it may pursue acquisitions, investments and other relationships and alliances. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity securities, and expenses that could have a material adverse effect on the Company's financial condition and results of operations. For example, to the extent that the Company elects to pay the purchase price for such acquisitions in ordinary shares, the issuance of additional shares will be dilutive to the Company's shareholders. Acquisitions involve numerous other risks, including:

     o difficulties integrating acquired technologies and personnel into the Company's business;

     o         diversion of management from daily operations;

     o         inability to obtain required financing on favorable terms;

     o entering new markets in which the Company has little or no previous experience;

     o potential loss of key employees or customers of acquired companies;

     o assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and

     o         amortization of the intangible assets of the acquired companies.

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

                     RISKS RELATING TO OPERATIONS IN ISRAEL

     THE COMPANY HAS IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL, WHICH HAS HISTORICALLY EXPERIENCED MILITARY AND POLITICAL UNREST.

     The Company is incorporated under the laws of the State of Israel. The Company's principal research and development and manufacturing facilities are located in Israel and approximately 88% of the Company's revenues are derived from sales made in Israel. As a result, the Company is directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm the Company's business, operating results and financial condition.

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

     EXCHANGE RATE FLUCTUATIONS AND INFLATION IN ISRAEL COULD ADVERSELY IMPACT THE COMPANY'S FINANCIAL RESULTS.

     Exchange rate fluctuations and inflation in Israel could adversely impact the Company's financial results. During calendar years 2001, 2002 and 2003, the annual rate of inflation was approximately 1.4%,6.5% and (1.8)% respectively, while the NIS was devalued (appreciated) against the U.S. Dollar by approximately 9.3%, 7.3% and (7.6)% respectively. Consequently, during calendar years 2001, 2002 and 2003 the annual rate of inflation as adjusted for devaluation (appreciation) was approximately 10.7%, 13.8% and (9.4)% respectively.

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

     In addition, the Gamidor Group's and Danyel's accounts payable are mainly quoted in such foreign currencies and, consequently, any excess of a devaluation rate in the NIS in relation to such currencies over the inflation rate in Israel would have the effect of increasing the Company's financial expenses. Because the exchange rates between the NIS and the Yen, Euro and U.S. Dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company's profitability and period-to-period comparisons of the Company's results in U.S. Dollars.

     The Company's consolidated results of operations are, therefore, affected by several interrelated factors, including the rate of inflation in Israel, the devaluation of the NIS in relation to the primary foreign currencies relevant to the Company including the U.S. Dollar, the devaluation of relevant foreign currencies in relation to the U.S. Dollar, and the extent to which the Company holds assets and liabilities in foreign currencies. Similarly, the relationship between the Company's monetary assets and liabilities in U.S. Dollars and NIS and whether these are linked to foreign currencies or price indices also affect financial results.

     PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT AN ACQUISITION OF THE COMPANY, WHICH COULD PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF THE COMPANY'S SHARES.

     Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of the Company. The Israeli Companies Law, which governs Israeli corporations, does not contain provisions that deal specifically with a merger that allows for the elimination of minority shareholders. Various provisions that deal with "arrangements" between a company and its shareholders have been used, however, to effect squeeze-out mergers. These generally require that the merger be approved by at least 75 percent of the shareholders present and voting on the proposed merger, at a shareholders' meeting that has been called on at least 21 days' advance notice. In addition to shareholder approval, court approval of the merger may be required, which entails further delay and the need to obtain a discretionary approval. Moreover, a merger may not be completed unless at least 70 days have passed from the time that the requisite approvals of the merger by each of the merging entities have been filed with the Israeli Registrar of Companies. Alternatively, the acquirer can cause minority shareholders to sell their shares if it acquires at least 90 percent of all outstanding shares (excluding shares held by the acquirer prior to the acquisition) and none of the minority shareholders successfully seeks to block the acquisition in court.

     The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company. Here too there is an exception, if someone else is already a 50% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside Israel if, according to the law of the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. However, under the Companies Law, if following any acquisition of shares the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if, by doing so, the acquirer would own more than 90% of the shares of the target company.

     Finally, Israeli tax law treats certain acquisitions, particularly share-for-share swaps between an Israeli company and a non-Israeli company, less favorably than United States tax law. Israeli tax law may, for instance, subject an Israeli resident shareholder who exchanges his shares in Healthcare for shares in a non-Israeli corporation to immediate taxation.

                 RISKS RELATED TO THE COMPANY'S ORDINARY SHARES

     THE COMPANY'S SHARES PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL SHAREHOLDERS.

     The market price of the Company's ordinary shares ranged between a high sales price of $1.9 and a low sales price of $0.25 during 2003 and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control:

     o actual or anticipated variations in the Company's quarterly operating results;

     o announcements of technological innovations or new products or services or new pricing practices by the Company or its competitors;

     o changes in United States and other countries' government regulations relating to approval of the Company's products;

     o         results of regulatory inspections;

     o the status of patents and proprietary rights relevant to the Company's products that are developed by the Company or its competitors;

     o         increased market share penetration by the Company's competitors;

     o announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     o         additions or departures of key personnel; and

     o         sales of additional ordinary shares.

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

     Gamida, the Company's principal shareholder, holds 4,944,745 shares or approximately 65% of the Company's voting securities. As a result, Gamida has a controlling interest over all matters, excluding related party transactions requiring approval by shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

     In May and June 2002, Gamida pledged 3,891,259 of its shares in the Company to United Mizrahi Bank as security for a loan from the Bank to Gamida. In general, the pledge agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

     THE SALE OF RESTRICTED SHARES COULD CAUSE THE MARKET PRICE OF THE COMPANY'S ORDINARY SHARES TO DROP SIGNIFICANTLY.

     Most of the ordinary shares beneficially owned by the Company's management and directors and their affiliates, aggregating approximately 5 million shares, are restricted securities under Federal Law. The Company has registered 4,111,612 shares for sale by its principal stockholder, Gamida as well as Diamed AG, DMI Investments BV and Dr. Nir Navot. As long as the registration statement remains effective, these shares may be resold without the volume restriction to which they would otherwise be subject. The remaining shares may be sold, but are subject to certain volume and other restrictions. The Company cannot estimate the number of these shares that may be sold in the future or the effect that their sale may have on the market price of the ordinary shares. However, it could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them, even if the Company's business is doing well.

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

     In October 1991, the Company consolidated the operations of Diatech Israel with those of the Company's subsidiary Pronto Diagnostics Ltd. ("Pronto").

     In March 1993, the Company established a 51% indirectly-owned Israeli subsidiary, Savyon Yaron Diagnostics Marketing Ltd. ("Savyon Yaron"), in order to distribute medical diagnostic products produced by the Company and by other manufacturers. The Company's 51% interest was issued to Pronto, the other 49% of the shares being held by Yaron Chemicals Ltd. Pronto transferred its entire 51% shareholding to Gamidor for nil consideration in October 2000. Then, in July 2001, Gamidor acquired the whole of Yaron Chemicals Ltd.'s 49% interest, again for nil consideration. Gamidor has since undertaken the business of Savyon Yaron, which as a result has become a dormant company.

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

     In April 1997, the Company acquired Gamida-Gen Marketing (1979) Ltd. (subsequently merged into Gamidor), an Israeli private company engaged in providing products and services to clinical laboratories and in the molecular biology field in Israel.

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

     As of December 1999, the assets of Diatech Israel were transferred and assigned to Pronto, whereby Pronto acquired and assumed all the current undertakings, services and assets of Diatech Israel and approved a share sale and assignment agreement between DDI and the Company whereby DDI transferred its holding in Diatech Israel to the Company. The Company's board simultaneously approved the liquidation of DDI, due to its effectively being an inactive company.

     In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen Ltd. ("GamidaGen"), formerly controlled by Gamida (see Item 7 below), in consideration for the issuance of 1,000,000 of the Company's ordinary shares to the shareholders of GamidaGen. GamidaGen's aggregate outstanding debts to third parties (including banks) amounted to approximately $0.7 million, in addition to approximately $0.3 million owed to the Company. As part of the acquisition the Company agreed, subject to certain conditions, which did not materialize, to guarantee $270,000 of GamidaGen's obligations to an Israeli bank included in the above sum of third party debts. In January 2001, the Company transferred all of the GamidaGen shares to its wholly owned subsidiary, Pronto, in consideration for $750,000. By the end of 2001 the Company had merged GamidaGen into Pronto. The purpose of this merger was to consolidate the operations of the two companies in order to achieve operating efficiencies by combining the two companies' resources and activities. The merger was subsequently cancelled due to the Savyon Transaction described below.

     During October 2001, following the approval of the Company's annual meeting of shareholders, the Company issued 2,000,000 additional ordinary shares to Gamida by means of a private placement. The proceeds amounted to $1.58 million.

     On August 19, 2003, the Company completed the registration for sale of approximately four million shares held principally by Gamida, as part of Gamida's pledge to the United Mizrahi Bank (see above - "D. Risk Factors - Risks Related To The Company's Ordinary Shares"), as well as shares issued to the remaining shareholders of Gamida Gen. For additional information concerning important events in the development of the Company's business, see Item 7. "Major Shareholders and Related Party Transactions - B. Related Party and Inter-Company Transactions."

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

In April 2002, Procognia Israel secured $14.3 million in a second round of financing, of which $1.25 million was through the conversion of existing shareholders' loans. $0.75 million of this financing was used to repay further such shareholders' loans. For the purposes of this financing, a newly organized company registered in England, Procognia Ltd., acquired 100% ownership of Procognia (Israel), in consideration for which the Company, as well as another existing Procognia (Israel) shareholder, received ordinary shares of Procognia in exchange for their Procognia (Israel) shares, while the subsequent investors received preferred shares carrying certain dividend and liquidation preferences and veto rights. Following the April 2002 financing, various funds managed by Apax Partners Europe became the principal shareholders of Procognia, owning in the aggregate approximately 37% of Procognia's share capital.

During December 2002, Procognia entered into an agreement to acquire another company, Sense Proteomic Ltd., in a share exchange transaction. In connection with this acquisition, Procognia completed a $4 million round of financing from certain of its shareholders other than Healthcare. Following the completion of these transactions, the Company's ownership interest in Procognia decreased from 14.4% to 11.5%, on a fully diluted basis. Healthcare had the right to nominate one of Procognia's seven directors.

     As a result of such financing of Procognia, Healthcare recorded a capital gain for the second quarter of fiscal 2002 of approximately $1.4 million.

     In January 2004, Procognia completed another round of financing from certain of its shareholders in which the Company did not participate, thus diluting the Company's ownership interest in Procognia to approximately 5%. Owing to this dilution, the Company has lost its right to nominate a director on Procognia's board. Moreover, under US GAAP, the losses that relate to our stock ownership interest in Procognia that were previously accrued while Procognia was a subsidiary of ours remain as part of the carrying amount of this investment even though we currently own less than 5% of the equity of this company and no longer have the right to elect a director. Although the company does not have a legal liability in respect of its investment in Procognia, accounting under US GAAP requires the Company to present the investment in Procognia at its negative balance of ($4.761 million) among long-term liabilities, which amount reduces the stockholders equity of Healthcare under US GAAP, as compared with Israeli GAAP.

     THE SAVYON TRANSACTION

     Prior to the transaction described in this section (the "Savyon Transaction"), Pronto Technologies Ltd. ("Pronto") was called Savyon Diagnostics Ltd. The company changed its name from Savyon to Pronto in order to permit the new company established for the purposes of the Savyon Transaction to adopt the name Savyon Diagnostics Ltd.

     On December 31, 2002, the Company and Pronto, which has since merged into Gamidor, entered into agreements with the Levine Family LLC ("LF"), controlled by Dr. Martin Lee, to establish Savyon Diagnostics Ltd. for the purpose of acquiring Pronto's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million. As of December 31, 2003, the remaining $0.5 million of the $1.9 million purchase price are to be paid by Savyon to Gamidor by means of 24 consecutive monthly installments of $20 thousand each.

     In connection with the Transaction, Dr. Lee agreed to loan Savyon $1.2 million to be used to pay a portion of the $1.9 million purchase price to Pronto. These funds were advanced as agreed and have been duly remitted in partial payment of such purchase price. The loan bears an interest rate of libor plus 1.75% and has no fixed repayment date.

     The Company and Dr. Lee respectively own fifty percent of Savyon. Each of them has the right to appoint three members of the board of directors. Dr. Lee is the chief executive officer and Mr. Daniel Kropf is the chairman of the board.

     The purchase agreements with LF provide for certain buy and sell provisions, rights of first refusal and co-sale rights with respect to Savyon's shares. They also provide that Savyon will provide certain manufacturing services to the Company. For further information, see Item 10. "Additional Information - C. Material Contracts".

     As part of the Savyon transaction, the prior merger of between Pronto and GamidaGen was cancelled.

RECENT DEVELOPMENTS

     SAVYON

     Effective as of January 1, 2003, the results of Savyon as newly established are included in the Company's consolidated financial statements on a proportionate consolidation basis.

     GAMIDOR GROUP MERGERS

     In December 2003, Pronto and Gamida Gen Marketing (1979) Ltd. initiated a merger with Gamidor. Subsequent to the merger, Gamidor remains the sole surviving entity. The purpose of the merger was to achieve operating efficiencies. Such merger is still subject to the approval of the Israeli tax authorities and Companies Registrar.

     AFFERIX

     In August 2003, Pronto, which has since merged into Gamidor, invested in Afferix Ltd., by way of a convertible bridge loan. Afferix is in the process of developing a diagnostic kit for the identification of free iron in the blood stream. According to the bridge loan agreement, Pronto was to loan Afferix an aggregate of $300,000 in installments, convertible into approximately 40% of the share capital of Afferix. The bridge loan agreement entitled Pronto to designate up to three directors to the Afferix board of directors and to designate Afferix's managing director. It also entitled Pronto to certain veto rights regarding certain board and shareholders resolutions, and to certain pre-emptive rights, rights of first refusal, co-sale and bring along rights.

     In December 2003, Pronto and Afferix amended the bridge loan agreement to the effect that Pronto is no longer required to loan to Afferix more than the $180,000 already advanced to Afferix. Moreover it is now agreed that Pronto is entitled to either convert or demand repayment of the loan subject to certain provisions of the bridge loan agreement, provided that Pronto shall not be able to demand repayment before December 31, 2004. The amendment stipulated that in the event Pronto converts the loan into shares, the number of shares to be issued to Pronto shall equal 60% of the number of shares that would have been issued to Pronto under the original agreement had Pronto advanced to Afferix the full amount of $300,000. The amendment further stipulates that Pronto shall only be entitled to designate one director to the Afferix board of directors.

     IMMVARX

     On June 29, 2004 the Company signed a term sheet with ImmvaRx Inc. for the transfer by ImmvaRx to the Company of ImmvaRx's allergy therapies business. The term sheet provides ImmvaRx with the right to commence a tender offer for all outstanding shares of the Company no later than 30 months following the closing of the transaction at a price of $1.60 per share. ImmvaRx will be issued 350,000 shares of the Company, a two year warrant to purchase up to 1,000,000 shares of the Company at an exercise price ranging from $1.00 to $1.25 per share and a 30 month warrant to be issued 14,650,000 ordinary shares of the Company with a nominal exercise price per share which may only be exercised following the completion of the tender offer. The parties also agreed to negotiate the transfer of ImmvaRx's cancer diagnostics and therapies business to the Company against additional shares.

     Gamida for Life, the Company's largest shareholder has agreed to tender its shares in this tender offer. Following completion of the tender offer, ImmvaRx will have the right to exercise its warrant to purchase 14,650,000 shares of the Company and Gamida for Life will have the right to purchase all of Healthcare's subsidiaries and affiliates for an aggregate of $7.2 million.

     The proposed transaction is subject to the negotiation and execution of a definitive agreement and to customary closing conditions, including the receipt of all governmental and other consents and approvals and the approval of Healthcare's Audit Committee, Board of Directors and stockholders. There can be no assurance as to whether the transaction will occur.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The following is a table of the Company's principal capital expenditures for the last three years.

                                in thousands of U.S. Dollars
                                ----------------------------
                                   2003     2002     2001
                                  ------   ------   ------
Fixed Assets                        349      840      834
Patents, know-how, trademarks        20
Total                               369      840      834

     For information concerning material acquisitions and divestitures of business interests by the Company since the beginning of fiscal 2001, see Item
4. "Information On The Company - A. History and Development of the Company" and
Item 7. "Major Shareholders and Related Party Transactions".

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

     On December 31, 2002, the Company and Pronto entered into an agreement with the Levine Family LLC ("LF"), controlled by Dr. Martin Lee to establish Savyonas a newly organized Israeli company to acquire Pronto's clinical laboratory diagnostics business. The Company and LF each own fifty percent of Savyon. Mr. Daniel Kropf was appointed chairman of the board and Dr. Lee was appointed as its chief executive officer. See Item 4 - "Information on the Company --A. History and Development of the Company."

MANUFACTURING - SAVYON - www.savyondiagnostics.com

     The manufacturing activities of the Company are primarily conducted by Savyon.

     The Company believes that Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on a study conducted by Froste & Salive, which indicated that Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999." The belief is further based on the fact that the Company's sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately $2.7 million, $2.5 million and $3 million in 2001, 2002 and 2003, respectively, and to the best of Savyon's knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon's market share relatively unchanged. Savyon also manufactures immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays. Savyon focuses on specific segments of the clinical diagnostics market and is positioned to identify ideas and turn them into marketable products. Savyon provides quality diagnostic tools to laboratory professionals and point of care locations in Israel and worldwide. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the over-the-counter market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the in vitro diagnostics healthcare field. Savyon manufactures sophisticated immunoassays for antibodies detection of certain pathogens of sexually transmitted diseases (STD), particularly for the serological diagnosis of chlamydial infections and of respiratory tract infections (RTI), and sophisticated devices for the detection of urinary tract infections (UTI). Savyon operates under the quality standards of ISO 13485:2003 and currently produces its diagnostic kits for the detection of certain sexually transmitted diseases and other infectious diseases at its Ashdod facility and purchases packaging and reagents for its kits from outside suppliers. Savyon has not experienced any difficulty in obtaining supplies to date, there being many available suppliers including chemical companies for reagents and antibodies and for other supplies.

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

     Following the acquisition of GamidaGen in January 2001, Savyon has also been engaged in the production of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans (some cancers, thrombosis, cystic fibrosis and certain other diseases), facilitating early diagnosis, treatment or medical intervention. GamidaGen developed Pronto(TM), a molecular biology based technology for the detection of single nucleotide polymorphisms (SNPs) that is currently used for genetic screening and testing of certain human genetic disorders. Under the terms of a licensing agreement between Gamidor and Pronto Diagnostics Ltd. ("PDL") of exclusive rights for exploitation of the Pronto(TM) product range outside Israel, the manufacture of the products for PDL continues to be assigned to Savyon, subject to certain conditions.

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

     The following charts summarize Savyon's principal commercial diagnostic products:

                      SEXUALLY TRANSMITTED DISEASES (STDS)

PRODUCT                                        DESCRIPTION
--------------------------   ---------------------------------------------------
SeroCT(TM) IgG, IgA          A peptide based enzyme-linked immunosorbent assay
                             for the specific detection of IgG or IgA antibodies
                             species specific to chlamydia trachomatis in human
                             serum.

SeroFIA(TM)                  An immunofluorescence assay for the detection of
Chlamydia IgG,               IgG or IgM or IgA antibodies specific to C.
IgM, IgA                     trachomatis, C. pneumoniae and C. psittaci in human
                             serum.

SeroELISA(TM)                An enzyme-linked immunosorbent assay for the
Chlamydia IgG,               detection of IgG or IgA or True IgM antibodies
IgA, TRUE-IgM                specific to chlamydia.

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

                      SEXUALLY TRANSMITTED DISEASES (STDs)

PRODUCT                                        DESCRIPTION
--------------------------   ---------------------------------------------------
HIVSav 1&2 Rapid             A rapid test for the qualitative detection of
SeroTest(TM)                 antibodies to human immunodeficiency virus (HIV)
                             1&2 in human serum or plasma.

                       RESPIRATORY TRACT INFECTIONS (RTIs)

PRODUCT                                        DESCRIPTION
--------------------------   ---------------------------------------------------
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

SeroMP(TM) IgG,              An enzyme-linked immunosorbent assay for the
IgM, IgA                     detection of IgG or IgM or IgA antibodies specific
                             to mycoplasma pneumoniae in human serum.

SeroPertussis(TM)            An enzyme-linked immunosorbent assay for the
IgA/IgM, IgG                 semi-quantitative detection of IgG antibodies and
                             IgA/IgM antibodies specific to bordetella pertussis
                             in human serum.

SeroFIA(TM)                  An immunofluorescence assay for the detection of
Chlamydia IgG,               IgG or IgA or IgM antibodies specific to C.
IgM, IgA *                   pneumoniae, C. trachomatis and C. psittaci in human
                             serum.

SeroELISA(TM)                An enzyme-linked immunosorbent assay for the
Chlamydia IgG,               detection of IgG or IgA or True IgM antibodies
IgA, TRUE-IgM *              specific to chlamydia.

     * Savyon's SeroFIA(TM) Chlamydia and SeroELISA(TM) Chlamydia kits may be used for the diagnosis of both STDs as well as for the diagnosis of RTIs.

                         URINARY TRACT INFECTIONS (UTIs)

PRODUCT                                        DESCRIPTION
--------------------------   ---------------------------------------------------
URISCREEN(TM)                A rapid UTI screening test for bacteria and the
                             presence of somatic cells in human urine.

                                 QUICKSTRIPE(TM)

PRODUCT                                        DESCRIPTION
--------------------------   ---------------------------------------------------
Strep A                      A rapid, visual assay for the detection of
                             streptococcal Group A antigen from throat swabs.

                                 QUICKSTRIPE(TM)

PRODUCT                                        DESCRIPTION
--------------------------   ---------------------------------------------------
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

THE COMPANY - TECHNOLOGY AND PRODUCTS FOR GENETIC SCREENING AND TESTING

     The proprietary Pronto(TM) technology for the rapid detection of point mutations and SNPs in DNA sequences is an accurate, user friendly, ELISA-based technology, suitable for medium and large scale screening. This molecular biology based technology enables the mass screening of genetic material for mutations, and has applications in many fields, including human healthcare, pharmacogenomics research and agriculture. Based on this technology, the Company, through GamidaGen and Pronto, developed over 15 diagnostic kits for carrier-screening, pre-natal diagnosis, and a selection of genetic pre-disposition to certain diseases.

     For carrier-screening and pre-natal testing, the Company developed a panel of kits that test for the most common disease-associated genes in Israel's diverse population (e.g. cystic fibrosis, Canavan, gaucher, Bloom syndrome and Fanconi anemia). Such kits are used in many genetic testing centers in Israel for identifying prospective parents who may be carriers of mutations in genes associated with these diseases. the Company further developed a kit that tests for genes associated with cystic fibrosis, in order to address the needs of different European populations by testing different mutations in the same disease-associated gene in people from varying ethnic backgrounds.

     The Company also developed pre-disposition tests for certain diseases. Among these is a three-kit panel which tests for mutations in genes associated with pre-disposition to thrombosis, namely Factor V Leiden ("Factor V"), which is the most common hereditary blood coagulation disorder in the United States, the prothrombin ("Factor II") mutation 20210A, which is a major risk factor for venous thrombosis and certain arterial thrombotic conditions and the methylenetetrahydrofolate reductase mutation 677C>T ("MTHFR").. People with even one copy of the mutated Factor II or Factor V gene may have an increased likelihood of thrombotic events. Such likelihood may be increased further in smokers, women taking birth-control pills and people who undergo major operations; thus, awareness of the existence of these mutations promotes preventive therapy. The Company developed further tests associated with pre-disposition to other diseases such as hemochromatosis (iron overload), screening kits for familial mediterranean fever, breast and ovarian cancer and colorectal cancer and a genotyping kit for Apo E (a gene correlated with pre-disposition to Alzheimer's disease).

     The Company's products in this field are intended for clinical laboratories carrying out diagnosis of a variety of genetic defects and, in particular, for Israeli, Arab, Jewish and ethnic European populations. In addition, the Company's products are used in clinical laboratories performing pre-disposition testing (thrombosis, hemochromatosis, certain cancers and several other diseases and conditions). Under an agreement executed in September 2003, exclusive rights for the exploitation of the Pronto(TM) product range outside Israel have now been licensed to PDL, a company founded by Dr. Nir Navot, formerly of GamidaGen and latterly chief executive officer of Pronto. Gamidor continues to distribute the products in Israel, having also reserved a right of first refusal for handling there any new products that PDL develops but does not market itself. Subject to certain conditions, the manufacture of the product line for PDL as well as Gamidor continues to be assigned to Savyon.

     The following charts summarize the Company's principal commercial products for genetic screening and testing:

                    CARRIER SCREENING AND PRE-NATAL DIAGNOSIS

PRODUCT                                   ASSOCIATED DISEASE GENE
-----------------------------   -----------------------------------------------------
Gaucher                         Gaucher (glucocerebrosidase)

FMF                             Familial Mediterranean Fever (Pyrin)

Canavan                         Canavan (Aspartoacylase)

Bloom/Fanconi                   Bloom's syndrome (BLM); Fanconi Anemia C (FACC)

CF Basic; CF  Open; CF
Euro 1                          Cystic Fibrosis (CFTR)

FD                              Familial Dysautonomia (IKBKAP)

2 GeneScreen                    Mucolipidosis type IV (ML IV), Niemann-Pick types A+B

4 GeneScreen                    Canavan, BLM, FACC, FD

Tay Sachs                       Tay Sachs (hexosaminidase)

                       GENETIC PRE-DISPOSITION TO DISEASE

PRODUCT                                   ASSOCIATED DISEASE GENE
-----------------------------   ------------------------------------------------------------------
Brca                            Pre-disposition to breast cancer and ovarian cancer (Brca1, Brca2)

ApoE                            Hyper-cholesterolemia (Apolipoprotein E)

APC                             Pre-disposition to colorectal cancer

ThromboRisk(TM)                 Increased risk of thrombosis (Factor V, Factor II, MTHFR)

Factor V                        Increased risk of thrombosis

                       GENETIC PRE-DISPOSITION TO DISEASE

PRODUCT                                   ASSOCIATED DISEASE GENE
-----------------------------   ------------------------------------------------
MTHFR                           Increased risk of thrombosis

Factor II / Prothrombin         Increased risk of thrombosis

Hemochromatosis                 Hemochromatosis\ iron overload (HFE)

                                 DNA EXTRACTION

PRODUCT                                          USAGE
-----------------------------   ------------------------------------------------
DNA extraction kit (from        Rapid DNA extraction for use in diagnostics and
human whole blood)              research laboratories

RESEARCH AND DEVELOPMENTS -SAVYON

     The Company, through Savyon, is engaged in certain research and development activities as detailed below. These activities include, certain new projects in the diagnostic field.

     During 2003, the Company's research and development expenditures decreased by approximately 60% as compared to 2002, primarily as a result of the deconsolidation of Procognia's activities starting April 1, 2002 and the proportionate consolidation of Savyon's activities starting April 1, 2003. However, Savyons total net research and development expenditures for 2003 were $706 thousand as compared to $422 thousand in 2002, this increase being due to Savyon's efforts in developing new products.

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

     In the genetic field, the Company has six granted patents that it utilizes in producing its products. The patents are registered for methods of single nucleotide primer extension and kits therefore, of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore, and of characterizing GC-rich nucleic acid sequences. These methods relate to the Company's Pronto(TM) genetic test products line. Three of the granted patents are registered in Israel , two are registered in the United States and one is registered in Europe (national phase). All of them expire between 2012 to 2014.

     In the serologic field, during 2003 the Company received a U.S. patent regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays. This patent is used in the production of the Company's Sero CT diagnostic test kit products. Likewise, there is a pending patent application registered in Europe.

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

     MARKETING AND SALES IN ISRAEL

     CLINICAL DIAGNOSTICS LABORATORIES - GAMIDOR GROUP - www.gamidor.com

     The Company markets products, reagents and systems to clinical diagnostic laboratories and doctors' offices in Israel through the Gamidor Group.

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

     The Gamidor Group distributes its products from various sources worldwide. Among its suppliers are Dade Behring, IRIS, , Oxoid, Perkin Elmer Life Sciences, Pharmacia & Upjohn Diagnostics and Ventana. The Gamidor Group's relationships with such suppliers are generally based on detailed written agreements, granting exclusive or non-exclusive distribution rights in Israel, in most cases subject to the attaining of certain minimum annual performance levels. Although the terms of some such written agreements have elapsed, the business relationships with the suppliers concerned are maintained and new contracts are negotiated for extended periods.

     The Gamidor Group is also exclusively responsible in Israel for making available to clinical laboratories the external assessment programs of the College of American Pathologists. It additionally markets software programs for diagnostic and related educational purposes.

     The Gamidor Group, moreover, distributes certain expensive items of capital equipment, such as the Microscan instrument of Dade Behring, TOA's Sysmex coagulation systems (through Dade Behring) and the IRIS automated microscopy system. The Gamidor Group provides certain customers with such instruments for a period of three to five years, during which time such customers undertake to purchase minimum monthly quantities of reagents from the Gamidor Group at prices which take into account the values of both instruments and reagents. Throughout such period, the Gamidor Group retains ownership and is entitled to re-possess such instruments. The terms and conditions of these arrangements are generally agreed in writing. Since it commenced such arrangements, an aggregate of approximately 71 instruments have been so provided, mainly to certain public healthcare institutions and hospitals in Israel. Other than in respect of such transactions, the Gamidor Group does not normally enter into long-term written agreements with its customers for supplies of its product lines.

     In addition, the Gamidor Group acts in Israel pursuant to a written agreement as the sole and exclusive agent and technical support contractor for the automated laboratory specimen handling systems of Lab-Interlink Canada, Inc.. In this capacity, Gamidor in 2000 entered into an undertaking with Labotix's for support to the customer, Maccabi Medical Healthcare Services, and to meet certain technical service, support, training and related obligations provided for on its part in the Turnkey and Service & Support Agreements made between Labotix and Maccabi in connection with the first installation in Israel of one such system.

     BIOTECHNOLOGY RESEARCHERS - DANYEL - www.danyel.co.il

     The Company markets instruments, devices, systems, compounds, reagents and services to biotechnology researchers in Israel through Danyel. Such products include -

          o    genomic-sequencing - genotyping, single nucleotide polymorphism
               (SNP) analysis and DNA microarray methodologies;

          o proteomics - analytical instruments for taking any step in protein purification and characterization processes, such as columns/media for chromatography evaluation software systems for analyzing interacting bio-molecules, and, a high throughput 2-D electrophoresis workstation including an automated spot picker and a MALDI_TOF mass spectrometer;

          o bio-plast division - disposable devices for immunology, cell culture and molecular biology for research laboratories and biotech industries;

          o    Danyel Biotech Services (DBS) - DNA sequencing and SNPs analysis

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

     The Company's products for genetic screening and testing have been commercially sold in Israel since January 1997 through Gamidor. Exclusive rights for the exploitation of the Pronto(TM) product range outside Israel have now been licensed to PDL.

     MAJOR SUPPLIERS

     During 2002 and 2003, purchases from one of Danyel's suppliers accounted for 28% and 30% for each year respectively of Healthcare's annual cost of sales. In addition, during both 2002 and 2003, purchases from one of Gamidor's suppliers accounted for 11% and 16% respectively of Healthcare's annual cost of sales. A failure of such suppliers to continue to supply products to the Company will adversely affect the Company's business and financial results.

     MAJOR DISTRIBUTORS

     Sales to the Company's distributors in France, BMD - Biomedical Diagnostics, and Germany, Hain Lifescience GMBH, accounted respectively for approximately 6% and 4% of annual sales in fiscal 2002 and approximately 4% and 2% in 2003, respectively. The Company has written distribution agreements with BMD and Hain that grant these companies the exclusive right to distribute its products in France and Germany respectively for periods of one year, subject to automatic renewal unless the Company or the distributor elects not to continue in either case. These agreements do not require the distributors to purchase any minimum amounts of the Company's products.

     MAJOR CUSTOMERS

     Sales to three sick funds in Israel, namely Maccabi, Clalit & Meuhedet (collectively, "the Sick Funds") accounted respectively for 6%, 11% and 5% of the Company's annual sales during 2002, and 9%, 12% and 6% of such sales in 2003. A significant decrease in the level of the Company's sales to these customers could adversely affect the Company's business and financial results.

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

     In the area of chlamydia Savyon competes with such multi-national companies in the direct testing field as Abbott (LCR, Ag), Biomerieux, Roche (PCR), Syva and Unipath, which produce diagnostic products for the detection of chlamydia antigens. Savyon's serology test kits for chlamydia compete with serology tests produced by companies such as Medac in Germany, Orgenics in Israel, MRL in the United States and LabSystems in Finland. Savyon's SeroMP (micoplasma pneumoniae) products compete in the field of serology testing with products produced by companies such as Fujirebio in Japan. Although the Company is not aware of any published industry market share statistics the Company estimates, based upon its knowledge of the industry, that in fiscal 2003 Savyon accounted for a significant portion of the worldwide market for serology chlamydia test kits, with Savyon's remaining kits representing a much smaller portion of the overall market for such products.

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

     The Company's competitors in the field of genetic diagnostic tests have developed competing technologies for the screening of genetic materials for mutations. These competitors include many large and medium sized multi-national corporations, including Innogenetics in Belgium and Third Waves Technologies, Myriad Genetics, Affymetrix, Orchid BioSciences and Roche in the United States. The Company's indirect competitors in this field include numerous small scale laboratories. Although the Company is not aware of any published industry market share statistics, the Company estimates, based upon its knowledge of the industry, that its market share in this field represents a very small portion of the total market, other than the Israeli market for genetic predisposition tests for gaucher and cystic fibrosis of which it has a significant share.

DANYEL

     Danyel Biotech's principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Eldan (Agilent), Medtechnica (Waters) in the field of chromatography; Pharmatec (Tecan) and Lumitron (Packard) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot (Greiner), Geter (Corning) in the field of bio-plastics; and Eldan (NEN), Biological Industries (Promega) and Sigma Israel in the field of molecular biology and radiochemical products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2003 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

GAMIDOR GROUP

     The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex (Abbott) and Dover (J&J) for hematology products; Dyn Diagnostics (Roche) and Pharmtop (Sorin) for immunology products; Ilex (Vitek) and Pharmtop (Sorin) for microbiology products; Travenol (Nequas) for quality control products; Dyn Diagnostics (Roche) and Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2003 the Gamidor Group accounted for a significant portion of the Israeli pathology, genetics, hemostasis products market and a lesser portion of the Israeli market for the Group's other products.

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

     The in vitro diagnostics market is large and essentially mature, with revenues of over $20 billion. The Company believes that its moderate level of growth is directly attributable to structural changes within the clinical laboratory sector. Hospital laboratories are radically restructuring to lower costs and improve productivity by way of liaison with in vitro diagnostics manufacturers. They seek integrative technological solutions that automate all or a significant portion of their testing workloads. The Company anticipates that the pressure on clinical laboratories to reduce the costs of in vitro diagnostic testing, coupled with the sluggish state of the market, may result in a consolidation among in vitro diagnostics suppliers. The Company expects the point of care and over-the-counter diagnostics segments to grow at a higher rate than the traditional in vitro diagnostics market, however. For further details as to the Company's current engagement in both areas, see below: "Market Segmentation - (end-user / product)".

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

GOVERNMENT REGULATIONS

     The FDA in the United States as well as European and Canadian regulatory authorities impose substantial regulation on the manufacture of diagnostic and therapeutic products and must approve these products before they can be marketed. In their evaluation process, such governmental bodies require lengthy and detailed laboratory and clinical testing procedures and manufacturing data for many diagnostic and therapeutic products.

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

     Most of the Company's diagnostic products are CE certified, which allows Savyon to sell them throughout Europe. The Company has also received FDA approval for marketing certain of those products in the United States, including approvals pursuant to the Section 510(k) application process, and is actively pursuing such approvals for additional products. As of December 31, 2003, all products sold in Europe are CE certified

     Given the high proportion of its sales to countries of the European Union
(EU), the Company has undertaken the necessary steps to comply with the EU In-Vitro Diagnostic Directive (IVDD). The Company expects all of its kits to be compliant with the relevant aspects of the EU IVDD by September 2003 and thus to be able to apply the "CE Mark" to most of its in vitro diagnostics and medical devices as mandated by the EU.

     The HIV IVD products have also been evaluated by the World Health Organization, as well as by certain national institutes (including the Russia AIDS Center and the People's Republic Of China's Ministry of Health), with satisfactory results.

     The following summarizes the principal foreign regulatory approvals that the Company's products have received:

                                                         FDA
                                                      APPROVED
     CATALOG NO.               PRODUCT                  510K      CE EUROPE 98/79
     -----------   --------------------------------   ---------   ---------------
       A181-01     SeroCT(TM) IgG                                     Approved

       A183-01     SeroCT(TM) IgA                                     Approved

        511-01     SeroFIA(TM) Chlamydia IgG                          Approved

        512-01     SeroFIA(TM) Chlamydia IgM                          Approved

        513-01     SeroFIA(TM) Chlamydia IgA                          Approved

       A152-01     SeroHSV(TM) IgM                                    Approved

       A151-01     SeroHSV(TM) IgG                                    Approved

       A240-01     SeroHSV1(TM)                                       Approved

       A250-01     SeroHSV2(TM)                                       Approved

       A111-01     SeroELISA(TM) Chlamydia IgG         K915281/A      Approved

                                                         FDA
                                                      APPROVED
     CATALOG NO.               PRODUCT                  510K      CE EUROPE 98/79
     -----------   --------------------------------   ---------   ---------------
       A112-01     SeroELISA(TM) Chlamydia TRUE IgM                   Approved

       A113-01     SeroELISA(TM) Chlamydia IgA         K914327/C      Approved

       011-01      IPAzyme(TM) Chlamydia IgG/IgA        K910644       Approved

       012-01      IPAzyme(TM) Chlamydia TRUE IgM      K901975/B      Approved

      B261-01M     SeroMP(TM) IgG                      K882596/D      Approved

      B262-01M     SeroMP(TM) IgM                      K895276/D      Approved

      B263-01M     SeroMP(TM) IgA                      K882596/D      Approved

       A191-01     SeroCP(TM) IgG                                     Approved

       A192-01     SeroCP(TM) IgM                                     Approved

       A193-01     SeroCP(TM) IgA                                     Approved

       A291-01     SeroCP Quant IgA                                   Approved

       A293-01     SeroCP Quant IgG                                   Approved

       A231-01     SeroPertussis(TM) IgA/IgM                          Approved

       A233-01     SeroPertussis(TM) IgG                              Approved

       101-01      URISCREEN(TM)                       K981084        Approved

       4120-01     QuickStripe(TM) Strep A                            Approved

       4130-01     QuickStripe(TM) H. Pylori                          Approved

       FF9911      PRONTOTM BRCA                                      Approved

        F9903      PRONTOTM ApoE                                      Approved

        F9905      PRONTOTM Factor V                                  Approved

                                                         FDA
                                                      APPROVED
     CATALOG NO.               PRODUCT                  510K      CE EUROPE 98/79
     -----------   --------------------------------   ---------   ---------------
        F9910      PRONTOTM MTHFR                                     Approved

        F9909      PRONTOTM Prothrombin (Factor II)                   Approved

        F9923      PRONTOTM ThromboRiskTM                             Approved

        F9949      PRONTOTM Hemochromatosis                           Approved

        F9904      PRONTOTM FMF Basic                                 Approved

        F9946      PRONTOTM CF Euro I                                 Approved

         9900      Gaucher                                            Approved

         9953      4GeneScreen                                        Approved

         9906      Canavan                                            Approved

         9931      Bloom/Fanconi                                      Approved

         9948      FD                                                 Approved

         9963      FD Screen                                          Approved

         9954      2GeneScreen                                        Approved

         9960      ML4                                                Approved

         9961      Niemann Pick                                       Approved

         9901      CF Basic                                           Approved

         9920      CF Open                                            Approved

         9945      CFTR 5T                                            Approved

         9925      DNA Extraction Kit                                 Approved

     Currently, there are no pending applications for approvals by the FDA, but the Company is awaiting CE certification of products first launched during 2004

     WHO APPROVAL

     HIVSav 1&2 Rapid SeroTest(TM)

     ISO COMPLIANCE

     The Company's and certain of its subsidiaries' activities in Israel have been audited by the Standards Institution of Israel and found to comply with the Quality Management Standard ISO 13485:2003, in the following sectors: research and development, manufacture and sales of diagnostics for the detection of various pathogens (Savyon); ISO 9001:2000 for supply, service and support of biological products for research and biotechnology (the Gamidor Group and Danyel); and biomedical supply, service and support (Gamidor).

          C.   ORGANIZATIONAL STRUCTURE

     See "Introduction" for a description of the Company's organizational structure.

          D.   PROPERTY, PLANT AND EQUIPMENT

     The Company's principal facilities, including its administrative, research, manufacturing and marketing facilities, are located mainly at leased premises in Ashdod, Petach-Tikva and Rehovot in Israel.

     The Ashdod facilities are held by Savyon under the terms of a lease agreement from 1993, which as of August 1, 2004 will be extended for an additional three to five years, pursuant to which Savyon leases approximately 1,600 square meters of space at an annual rental fee of approximately $135,000, linked to the Israeli consumer price index. Savyon's obligations under the terms of this lease are secured by a bank guarantee of approximately $120,000. These facilities, which are used for research and development activities, as well as for production and marketing of products, have been designed to comply with Good Manufacturing Practices requirements. The Ashdod site generally operates on a one-shift basis and there is presently capacity available to accommodate future growth. The Company believes that its facilities are well maintained and in good operating condition, and will be adequate for its operations for the foreseeable future

     The Company's offices are located in Petach Tikva and are leased from Gamida for Life (Israel) Ltd. ("Gamida Israel"), a company controlled by Gamida. The Company leases 220 square meters with parking for an annual rental fee of approximately $38,000, linked to the Israeli consumer price index, which includes rent and parking charges.

     The Gamidor Group's principal offices are located at the same location in Petach Tikva and are leased from Gamida Israel. The Gamidor Group leases approximately 265 square meters of space parking for an annual rental fee of approximately $50,000, linked to the Israeli consumer price index. Such lease currently extends until September 2007. In addition, the Gamidor Group has extended its lease of a warehouse in Petach Tikva of approximately 300 square meters for an annual rental fee of approximately $29,000 for an additional period of 2 years until September 2005. Danyel's principal offices, including its administrative and technical service laboratory facilities, are located in the Kiryat Weizman Science Park, Rehovot. Danyel leases approximately 240 square meters at an annual rental fee of approximately $35,000 (linked to the Israeli consumer price index) for a period of five years, commencing June 1, 2000. In addition, during 2003 Danyel extended its lease of a warehouse of approximately 270 square meters for an annual rental fee of approximately $16,000 for a period of five additional years, ending June 30, 2008.

Item 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The Company and some of its subsidiaries maintain their accounts and present their financial statements in U.S. Dollars, the currency of the economic environment in which the Company operates. The results are then translated into New Israeli Shekels based on the current rate of exchange.

     The company's consolidated figures for the year ended December 31, 2003 include Savyon's results on a proportionate consolidation basis as compared to a full consolidation basis in 2002 as well as deconsolidation of Procognia's results in 2003 as compared to consolidation of the first quarters' results in 2002.

          A.   RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

     Revenues for 2003 were $14.6 million compared to $16.7 million in 2002. Gross profit was $5.9 million as compared to $6.3 million for 2002, representing a 7% increase in the gross profit percentage, which was due to more efficient production as well as a focus on the selling of more profitable product lines.

     Net research and development costs for the year of 2003 decreased by approximately 60% as compared to 2002, primarily as a result of the deconsolidation of Procognia's activities starting April 1, 2002 and the proportionate consolidation of Savyon's activities starting April 1, 2003. However, Savyon's total net research and development expenditures for 2003 were $706 thousand as compared to $422 thousand in 2002, this increase being due to Savyon's efforts in developing new products.

     Selling, general and administrative expenses decreased by approximately 12% in 2003 and were approximately $4.96 million compared to approximately $5.63 million in 2002. This decrease in selling, general and administrative expenses is the result of the continued implementation of the cutbacks initiated during 2002. For the first time since 1993, the Company reports an operating profit for the period of approximately $0.3 million as compared to an operational loss of approximately $0.7 million for 2002.

     Net profit for fiscal 2003 was $14 thousand or $0.002 per share, as compared to a net profit of $0.47 million, or $0.06 per share for fiscal 2002. The net profit for 2003 includes financing costs of $0.12 million compared to $0.49 million in 2002 that are mainly due to a devaluation of approximately 20% of the US Dollar against the Euro and an equity loss of $0.11 million from an investment in an affiliate.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

     For the year ended December 31, 2002, the Company's sales were approximately $16.7 million, which represented an increase of approximately 4% compared to sales of approximately $16.0 million for the year ended December 31, 2001. The growth in sales for the period in relation to fiscal 2001 was mostly due to increased turnover of Danyel, which experienced an increase in its sales of laboratory equipment for research purposes amounting to approximately $350 thousand, and of the Gamidor Group, which experienced a 22% increase in its sales of genetic products amounting to approximately $400 thousand.

     The gross profit for the year ended December 31, 2002 was approximately $6.29 million, which represented an increase of approximately 4% compared to the gross profit of approximately $6.03 million for the year ended December 31, 2001. The increase in the Company's gross profit in fiscal 2002 as compared to fiscal 2001 primarily reflected a 33% increase in Savyon's gross profit figures resulting from the successful implementation of a comprehensive cut back aimed at increasing the efficiency of Savyon's management, production, quality control and assurance departments. The cut backs involved replacement of Savyon's chief executive officer and two executives as well as the dismissal of a number of employees and a reduction of space leased by Savyon.

     Research and development costs for the year ended December 31, 2002 decreased by 70% to approximately $0.9 million compared to approximately $3.1 million for the previous year. This decrease was due to both the dilution of the Company's ownership interest in Procognia to a level of 11.5% by December 2002, (as a result of several third party financings also discussed above in Item 4 - "Information on the Company --A. History and Development of the Company") and a 55% decrease in Savyon's research and development expenditure as compared to last year, primarily as a result of the completion of certain research and development projects as well as certain personnel changes which were implemented prior to the Savyon Transaction .

     Amortization of goodwill was approximately $0.47 million for 2002.

     Selling, general and administrative expenses decreased by approximately 20% in the year 2002 compared to the previous year and were approximately $5.6 million compared to approximately $7.13 million in 2001. This decrease was due to both the dilution of the Company's ownership interest in Procognia described above, which accounted for approximately $1 million in 2001, and the reorganizational cutbacks in the Company also detailed above.

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

     CRITICAL ACCOUNTING POLICIES

     Management's discussion and analysis of the Company's financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States (see Note 18 to the consolidated financial statements). The Company's critical accounting policies are described in Note 2 to the Company's financial statements. Starting January 2004, the Company, which has been reporting in accordance with the Israeli GAAP, has begun to report the financial statement in accordance with the U.S. GAAP. This change is due to new regulations which have become effective in Israel. The major impact of this change for the first quarter of 2004 has to do with the method of reporting Savyon's operational performance which, under Israeli GAAP used to be consolidated using the proportionate consolidation method, and is currently accounted for under the U.S. GAAP in accordance with the equity method. The Company reviews the accounting policies applied in reporting its financial results on a regular basis. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, accounts receivable, inventories, investments, intangible assets, warranty obligations, restructuring, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates as a result of actual outcomes being different from those on which the Company based its assumptions. These estimates and judgments are reviewed by management on an ongoing basis, and by the board of directors at the end of each quarter prior to the public release of the Company's financial results. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the consolidated financial statements.

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

     GOODWILL AND OTHER IDENTIFIABLE INTANGIBLES

     The Company assesses the impairment of goodwill and other identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors the Company considers important which could trigger an impairment review include the following:

          o significant underperformance relative to expected historical or projected future operating results;

          o significant changes in the manner of the Company's use of the acquired assets or the strategy for its overall business; and

          o    significant negative industry or economic trends.

     When the Company determines that the carrying value of goodwill and other identified intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company's current business model. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", the Company, as from January 1, 2002, under the U.S. GAAP, ceased amortizing goodwill arising from acquisitions completed prior to July 1, 2001. In lieu of amortization, the Company performs an initial impairment review of its goodwill in 2002 and an annual impairment review thereafter.

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

     ADDITIONAL RECENT ACCOUNTING PRONOUNCEMENTS

     In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

     As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements. In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies
(1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

     Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

     In May 2003, the FASB issued SFAS 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company's financial position or results of operations.

     In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's consolidated results of operations, consolidated financial position or consolidated cash flows.

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

     In addition, the Gamidor Group's and Danyel's accounts payable are mainly quoted in such foreign currencies and, consequently, any excess of a devaluation rate in the NIS in relation to such currencies over the inflation rate in Israel would have the effect of increasing the Company's financial expenses. Because the exchange rates between the NIS and the Yen, Euro and U.S. Dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company's profitability and period-to-period comparisons of the Company's results in U.S. Dollars. For details of changes effected in the Israeli government's monetary policy relating to the representative rate of exchange of foreign currencies into NIS, see Item 3. "Key Information - D. Risk Factors."

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

          C.   LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 2003, the Company had working capital of approximately $2.8 million and shareholders' equity of approximately $4.3 million. During the year ended December 31, 2003, the cash flows provided by operating activities were approximately $0.6 million and the Company used approximately $ 0.5 million of net cash flows in investing activities. The net cash flows used in investing activities consisted mainly of purchase of fixed assets.

     At December 31, 2003, the Company had short-term bank credit of approximately $1 million (including current maturities of long term bank loans) and long-term liabilities of $0.8 million. The Company believes that revenues from the sale of its medical diagnostic kit products, revenues from contract manufacturing, contract research and development and other activities, bank credits and its available cash resources will provide sufficient funds to meet anticipated cash requirements for the Company's planned operations over the next twelve months.

     Additional sources of liquidity for the Company in 2003 and thereafter, following the Savyon Transaction described under Item 4 - "Information on the Company --A. History and Development of the Company" and thereafter are the $1.2 million invested by Dr. Lee, the $0.5 million remaining as of December 31, 2003 from the $1.9 million purchase price for the Transaction are to be paid by Savyon to Gamidor by means of 24 consecutive monthly installments of $20 thousand each.

          D.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     The Company is actively engaged in research and development programs intended to develop new products, manufacturing processes, systems and technologies and to enhance existing products and processes. Research and development is funded by a combination of the Company's own resources and research and development grants. The Company believes its research and development effort has been an important factor in establishing and maintaining its competitive position.

     In the genetic field, the Company has six granted patents that it utilizes in producing its products. The patents are registered for methods of single nucleotide primer extension and kits therefore, of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore, and of characterizing GC-rich nucleic acid sequencers. These methods relate to the Company's Pronto(TM) genetic test products line. Three of the granted patents are registered in Israel, two are registered in the United States and one is registered in Europe (national phase). All of them expire between 2012 to 2014.

     In the serologic field, during 2003 the Company received a U.S. patent regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays. This patent is used in the production of the Company's Sero CT diagnostic test kit products. Likewise, there is a pending patent application registered in Europe.

     In both the genetic field and the serologic field, the Company has certain other granted patents and applications for patents that are not utilized by it for its products, will probably not be used in the future and therefore will not be renewed.

     The following table shows, for each of the periods indicated, the gross research and development expenses of the Company:

                                                                         Year ended December 31,
                                                                     ------------------------------
                                                                       2003       2002       2001
                                                                     --------   --------   --------
                                                                     (in thousands of U.S. Dollars)
Gross research and development expenses ..........................      471      1,070      3,164
Portion funded by the European Union's 5th Framework Program
   (FP5) ("The CHEMAG Project" - detailed below) .................      118        158          -
                                                                        ---      -----      -----
Net research and development expenses ............................      353        912      3,164
                                                                        ===      =====      =====

RESEARCH AND DEVELOPMENT GRANTS

     OFFICE OF CHIEF SCIENTIST ("OCS")

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

     To date, the Company has received approximately $4.3 million in grants for over 20 different projects for the development of serological and genetic diagnostic kits, of which eight projects have produced commercial products. The Company's contingent obligations based upon all OCS projects are approximately $3.1 million. Of this sum, the Company's contingent obligations based on future sales of commercial products is approximately $1.2 million. As at December 31, 2003 the Company had paid the Chief Scientist approximately $1.2 million in royalties at a royalty rate of 3.5%.

     BIRD-F

     In accordance with an agreement between the BIRD-F, the Company and International Remote Imaging Systems Inc. ("IRIS") dated March 1994 for a twelve month project aimed at developing kits for the direct detection of chlamydia in urine Savyon was obligated to pay royalties to the BIRD-F on sales (or other commercial exploitation) of any products which were developed as a result of the research covered by such agreement. As no products have resulted from the development of technology pursuant to such agreement, no payments are currently due by the Company under the agreement.

     In accordance with an agreement with the BIRD-F, GamidaGen and Cygnus Technologies Inc. (as successor to Diatech Inc.) dated August 1997 for a twelve month project aimed at developing piezoelectric biosensors for clinical diagnosis of sexually transmitted diseases, drugs of abuse and cardiac markers GamidaGen was obligated to pay royalties to the BIRD-F on sales (or other commercial exploitation) of any products which are developed as a result of the research covered by that agreement. As no products have resulted from the development of technology pursuant to such agreement, no payments were due by the Company under the agreement.

     In accordance with an agreement with the BIRD-F, GamidaGen and Becton Dickinson and Co. ("BD") dated January 2000 for an eighteen month project aimed at developing integrated gene analysis tools GamidaGen was obligated to pay royalties to the BIRD-F on sales (or other commercial exploitation) of any products which were developed as a result of the research covered by that agreement. The agreement was subject to early termination for material breach having not been remedied by the party in default within 30 days of receipt of notice. As of the date of this report, no payments are due by the Company under the agreement. Early in 2001, BD decided to terminate its participation in the BIRD-F funded project and thereafter the project was terminated. The Company does not currently expect to further develop and produce products based on the project and thus does not anticipate the payment of any royalties to the BIRD-F relating to this project. Further, the Company believes that it has satisfied all of its obligations under the grant and will not be liable for the repayment of the grant. Based upon communications with BIRD-F, the Company believes that BIRD-F agrees with this position.

     At December 31, 2003, the Company had a remaining contingent obligation to BIRD-F in the amount of $262 thousand.

     CHEMAG CONSORTIUM

     Savyon is a member of a consortium ("CHEMAG Consortium") engaged in a research and development project, commenced in September 2001, into "novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment" ("CHEMAG Project"). The CHEMAG Consortium is funded by the European Union's 5th Framework Program (FP5) with a total budget of (euro)4.9 million. expendable over a three-year period. Savyon's budget for this program over the three-year period of the CHEMAG Project is (euro)930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding (euro)465,125. As of December 31, 2003 the Company had received (euro)263,000 and expects to have received approximately
(euro)200,000 by the end of 2005.

     The consortium agreement and the terms of the project, require each party (including Savyon), under certain conditions, to grant the other parties licenses and/or other user rights with respect to the intellectual property resulting from the performance of the project which it owns ("Foreground"), and with respect to certain intellectual property owned by each party in the same and/or a related field ("Background"). According to the agreement unless otherwise agreed in mutually satisfactory licensing agreements the ownership of Savyon's Background intellectual property rights, patents, patent applications, registered designs or copyrights remains with Savyon and may not be used by any other party. The agreement further states that with regard to the exploitation of any Foreground intellectual property rights resulting from the performance of the project, whether patents, patent applications, registered designs or copyrights that a separate contract between the respective partners is to be made in a timely manner.

     NACBO PROJECT

     In May 2004, Savyon entered into a consortium agreement with various other entities for the purpose of submitting a proposal to be awarded a project under the 6th Framework Program of the European Union (2002-2006) regarding the novel and improved nanomaterials, chemistries and apparatus for nanobiotechnology ("NACBO Project"). The consortium agreement and the terms of the project, if awarded, set forth various provisions regarding the parties' (including Savyon) rights and obligations with respect to the intellectual property developed by each party throughout the project (Project IP) and certain pre-existing intellectual property of each party thereto (Pre-existing IP). Amongst others, each party is required, under certain conditions, to grant the other parties to the consortium agreement licenses and/or other user rights regarding the Project IP which they own, and regarding certain of their pre-existing IP which the parties are required to identify and list in an annex to the agreement.

          E.   TREND INFORMATION

     Starting January 2004, the Company, which has been reporting in accordance with the Israeli GAAP, has begun to report its financial statements in accordance with the U.S.GAAP. This change is due to new regulations which have become effective in Israel. The major impact of this change for the first quarter of 2004 has to do with the method of reporting Savyon's operational performance which, under Israeli GAAP used to be consolidated using the proportionate consolidation method, and is currently accounted for under the US GAAP in accordance with the equity method.

     Under US GAAP, the losses that relate to the Company's stock ownership interest in Procognia that were previously accrued while Procognia was a subsidiary of Company remain as part of the carrying amount of this investment even though Company currently owns approximately 5% of the equity of this company and no longer have the right to elect a director. Although the company does not have a legal liability in respect of its investment in Procognia, accounting under US GAAP requires the Company to present the investment in Procognia at its negative balance of ($4.761 million) among long-term liabilities, which amount reduces the stockholders equity of Healthcare under US GAAP, as compared with Israeli GAAP.

     The first quarter financial reports of 2004 demonstrate a continued improvement in the Company's gross and operating profit performance. While revenues for the period were 15% lower than in the first quarter of 2003 at $2.96 million, gross profit was 4% higher than in the corresponding period at $1.26 million. Likewise, the operating profit of $220 thousand for the quarter, compared to an operating loss of $127 thousand for the corresponding period of 2003 is consistent with the Company's continuing efforts to improve operational efficiency. Net income for the period was $228 thousand compared to a loss of $106 thousand for the corresponding period last year.

     SALES

     The following is a breakdown of the Company's total revenues according to the main categories of products sold and/or services provided and according to the principal geographic markets in which the Company competes, for each of the last three fiscal years.

Geographic Market   Product Category         2003      2002     2001
-----------------   --------------------   -------   -------   -------
                                           in thousand of U.S. Dollars
                                           ---------------------------
Israel              Reagents and systems
                    for the molecular
                    biology industry         5,061      4983     5,634

                    Reagents and systems
                    for clinical
                    laboratories             7,433      8369     6,901

SUB-TOTAL                                   12,494    13,352    12,535

Europe              Serology                 1,615     2,475     2,612

                    Genetic products            86        76        32

                    Microbiology                81        33        60

Geographic Market   Product Category         2003      2002     2001
-----------------   --------------------   -------   -------   -------
SUBTOTAL                                     1,781     2,584     2,704

United States       Serology                    33        67       129

                    Microbiology                13       158        72

SUB TOTAL                                       46       225       201

Other               Serology                   169       399       428

                    Microbiology               146       115       138

                    Genetic products             -         1         7

SUBTOTAL                                       315       515       573

TOTAL                                       14,636    16,676    16,013

          F.   OFF-BALANCE SHEET ARRANGEMENTS

               Not Applicable

          G.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                    Payments due by period
                                                     in thousands of USD
                                      -----------------------------------------------
        Contractual Obligations        Total   less than   1 - 3    3 - 5   more than
                                                1 year     years    years    5 years
        Long-Term Debt Obligations     1,621     1,001         29    591        -

        Operating Lease Obligations      464       234        222      8        -

        Purchase Obligations (1)      13,184     2,002     11,182      -        -
                                      ------     -----     ------    ---       ---

        Total                         15,269     3,237     11,433    599
                                      ======     =====     ======    ===       ===

     (1) The Company to date has met its purchase obligations mostly due to its main suppliers and maintains certain minimum purchase requirements with its main customers.

Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

          A.   DIRECTORS AND SENIOR MANAGEMENT

     The executive officers and directors of the Company are as follows:

     Name                 Age    Position with the Company
     ----------------     ---    ---------------------------------------------------
     Daniel Kropf         56     Chairman  of the Board of  Directors  and  Director
                                 (Class D)

     Moshe Reuveni        48     Chief Executive Officer and Director (Class A)
     Eran Rotem           36     Chief Financial Officer
     Yacob Ofer           55     Director (Class D)
     Rolando Eisen        62     Director (Class C)
     Eliezer Helfan       60     Director (Class C)
     Israel Amir          62     Director (Class B)
     Ethan Rubinstein     62     Director (Class A)
     Varda Rotter         57     External Director
     Elan Penn            53     External Director

     Mr. Daniel Kropf has served as Chairman of the board of directors of the Company since March 1996 and was also its Chief Executive Officer from January 2000 until January 2003. Following business school in Italy and training with American Hospital Supply in the United States, Mr. Kropf entered the businesses of Laboratori Don Baxter and Eurospital in Trieste, Italy, founded by his late father and managed by his mother. He later took responsibility for a French distribution house which forms a part of the Gamida Group of companies, and chaired the Migada Ltd. medical device manufacturing company. Mr. Kropf is the Secretary-General of the Centre European Juif d'Information ("CEJI") in Brussels, is a life-time member of the ADL National Commission in the USA and chairman of MILA in Jerusalem (Non Violent Communication Center - Israel). He also serves as Chairman of two, not-for-profit organisations based in Holland, the Education for Life Foundation and the Universal Education Foundation. Mr. Kropf was formerly a director, chief executive officer and chairman of the board of directors of Rosebud Medical Ltd. ("Rosebud") and a member of the board of directors of certain of the companies in which Rosebud held investments (Oridion, Bikurofe and AMC). Mr. Kropf is a director of certain of the Company's subsidiaries (Gamidor, Savyon and Danyel) and of various companies in the Gamida Group. Mr. Kropf received his academic degree in marketing from the School of Industrial Administration of the University of Turin.

     Mr. Moshe Reuveni was appointed as the Company's Chief Executive Officer in January 2003. Mr. Reuveni has been a director of the Company since March 1996. Mr. Reuveni also currently serves as the Managing Director of Gamida MedEquip Ltd. (a subsidiary of Gamida). Mr. Reuveni served as a director and Chief Financial Officer of Rosebud Medical Ltd. from March 1996 to January 2000. From December 1990 to December 1999, he served as General Manager of Gamida for Life (Israel) Ltd. Mr. Reuveni also currently serves as a director of certain of the Company's subsidiaries: Savyon, Gamidor and Danyel. Mr. Reuveni is a Certified Public Accountant and received his B.A. in Accounting and Economics from Tel-Aviv University.

     Mr. Eran Rotem has since May 2002 served as the Company's Chief Financial Officer ("CFO"). Mr. Rotem was previously a senior manager in Ernst & Young, Certified Public Accountants, where he served from 1995 until April, 2002. He is himself a CPA and received his B.A. in Accounting and Finance from the Tel-Aviv College of Management.

     Mr. Yacob Ofer has served as a director of the Company since March 1996, as Executive Vice Chairman between April 1996 and May 1997 and as President and Chief Executive Officer between May 1997 and January 2000. Mr. Ofer served as the Managing Director of Gamidor Diagnostics from 1985 until May 1997. Since January 1, 2001, Mr. Ofer has been the Chief Executive Officer of Gamidor. He was formerly a director of Rosebud. Mr. Ofer received his academic degree in Chemistry from Tel-Aviv University.

     Mr. Rolando Eisen has served as a director of the Company since December 1999. Mr. Eisen also serves as a director in the following Israeli companies:
Mercantile Discount Bank Ltd. since 1986, ABJAC Israel Oil and Gas Exploration Ltd. since 1991, Merhav Ltd. since August 1999, I.D.B. Holdings Ltd. since December 2000 (as an external director), and Koor Industries Ltd. and Amidar since 2002. Mr. Eisen also serves in various board and/or management positions with other Israeli Companies and/or business activities. Mr. Eisen received his B.Sc. in Industrial Management from the Carnegie Institute of Technology in Pittsburgh and participated in graduate studies towards a Ph.D. in Applied Mathematics and Computer Science at the Northwestern University in Evanston, Illinois.

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

     Prof. Ethan Rubinstein has served as a director of the Company from July 1991 until October 1992 and since February 1993 and thereafter. Prof. Rubinstein also served as a director in Careline Ltd. from January 1990 until December 1995 and currently serves as a member of the board of Agis Ltd. and of Meditor Ltd. Prof. Rubinstein received his M.D. in Medicine from Basel University in Switzerland and his LL.B. in Jurisprudence from Tel-Aviv University.

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

     Dr. Elan Penn was appointed an External Director of the Company in December 2003. Since 2002, he has owned and managed a private publisher (Penn Publishing Ltd.). Prior to that Dr. Penn was V.P. Finance of A.I- Research & Development of Artificial Intelligence Ltd. From 1998 to 2000 Dr. Penn was a Director and the Chief Executive Officer of Sivan Computer Training Company Ltd (traded on the
TASE) and a Director and V.P. Finance of Mentortech Inc. (traded on NASDAQ), both companies being part of the Formula Systems Ltd. group of companies. From 1987 to 2000 Dr. Penn was V. P. Finance, Mashov Computers Ltd. (traded on the
TASE) and Magic Software Enterprises Ltd. (traded on NASDAQ), both companies also being part of the Formula Systems Ltd. group. He has served as a member of the Board of Directors of Mashov Computers Ltd. and Walla Communications Ltd. (traded on the TASE), as well as of several international subsidiaries of the Mashov Computers Ltd. group of companies. Dr. Penn completed his PhD in Management Science, Imperial College of Science & Technology, University of London and read Economics at the Hebrew University of Jerusalem.

SENIOR MANAGEMENT AND EMPLOYEES

SAVYON

     Dr, Martin Lee, has served as the president and chief executive officer of Savyon since January 1, 2003. He was previously a founder, Chief Executive Director and Laboratory Director of Great Smokies Diagnostic Laboratory. Dr. Lee's Ph.D. is in biochemistry and microbiology. His career has included senior clinical positions at Lakeview and Meadowlands Clinical Lab Services, Rockland Medilabs, Corning Medical, Coulter Electronics and Pharmacia Fine Chemicals.

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

          B.   COMPENSATION

     The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the 2003 fiscal year and in respect of such year was approximately $915,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company's entire obligation towards said directors and executive officers in respect of severance pay), as well as annual consultancy fees paid to certain directors and amounts expended by the Company for automobiles made available to its officers (but excluding insurance premiums paid in respect of Directors & Officers' Liability Insurance). See Item 7. "Major Shareholders and Related Party Transactions - B. Related Party Transactions."

COMPENSATION OF INDIVIDUAL DIRECTORS

Included in the aggregate directors' and officer s' compensation figure for 2003 set forth above were amounts paid pursuant to the following individual compensation arrangements:

     Mr. Daniel Kropf: In 2003, the Company reimbursed Gamida Israel for the services of Mr. Kropf as its active chairman at the rate of $10,000 per month.

     Mr. Israel Amir: Mr. Amir serves as a director of the Company for which he received approximately $5,000 per month in consulting fees in 2003. During 2003 Mr. Amir received a total of $38,000 thousand in bonuses in accordance with his consulting agreement.

     For additional information concerning these arrangements, see Item 7, "Major Shareholders and Related Party Transactions - Related Party and Inter-Company Transactions."

STOCK OPTIONS

     2000 EMPLOYEE SHARE OPTION PLAN: in July 2000, the shareholders of the Company approved the Company's 2000 Incentive Share Option Plan (the "2000 Plan") adopted by the Company's board of directors in February 2000, pursuant to which share options in the Company may be granted to employees, directors and consultants of the Company or any subsidiary. An aggregate of 500,000 Ordinary Shares of the Company were reserved for issuance under the 2000 Plan, subject to certain adjustment. The 2000 Plan was administered by the board of directors either directly or upon the recommendation of the Share Option Committee. The Company's board of directors appointed the members of the Company's audit committee to also serve as the Company's Share Option Committee.

     In 2000, the Company issued to each of the following employees, Orna Pollack and Luly Gurevich, options to purchase 30,000 Ordinary Shares of the Company, each option exercisable during a 60-month period as of the date of grant, in accordance with the provisions of the 2000 Plan, into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $1.00, subject to a vesting schedule of three years, 1/3 on each of March 1, 2001, 2002 and 2003. The options granted to Orna Pollack have expired unexercised following her departure from the Company. In addition, in 2000, the Company granted to each of Professors Ruth Arnon and Ethan Rubinstein options to purchase 10,000 Ordinary Shares of the Company and to Mr. Eliezer Helfan options to purchase 20,000 Ordinary Shares of the Company, each option exercisable during a 60-month period as of the date of grant, in accordance with the provisions of the 2000 Plan, into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $1.00, subject to a vesting schedule of three years, 1/3 on each of March 1, 2001, 2002 and 2003. Professors Arnon's options were forfeited with the end of her tenure as a director of the Company.On August 28, 2003 the Company amended the 2000 Plan, as detailed below, pursuant to amendments to the Israel Income Tax Ordinance regarding options that had come into effect. Under the amended plan, a total of 377,500 ordinary shares of the Company are reserved and authorized for the purpose of the option plan, subject to certain adjustments. The plan is administered by the Board of Directors, (either directly or upon the recommendation of the Share Option Committee), which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. Options under the plan are issued to Israeli employees, directors, office holders, consultants, advisers and service providers of the Company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees (excluding controlling shareholders of the Company or those who are not employees, office holders or directors of the Company) that receive certain options under the plan are afforded certain tax benefits. The Company has elected the benefits available under the "capital gains" alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the "Trustee") for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee. Options that are not exercised will become available for further grant by the Board.

     During 2003, the Company issued to each of the following employees, Eran Rotem and Moshe Reuveni, options to purchase 100,000 Ordinary Shares of the Company. Mr. Reuveni's options are exercisable in accordance with the provisions of the 2000 Plan, into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $0.35, subject to a vesting schedule of four years, 1/4 on each of February 1, 2004, 2005, 2006 and 2007. Mr. Rotem's options are exercisable in accordance with the provisions of the 2000 Plan, into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $0.38, subject to a vesting schedule of five years, 1/5 on each of May 20, 2003, 2004, 2005, 2006 and 2007. Following the option issuance to Messers Reuveni and Rotem during 2003 the remaining number of options is 177,500 ordinary shares.

     In addition, see E. "Share Ownership" below for details of certain additional options granted by the Company.

          C.   BOARD PRACTICES

TERMS OF OFFICE

     The Company's Articles of Association, as amended, provide for a board of directors consisting, in addition to the two External Directors to be appointed and hold office in accordance with the provisions of the Israeli Companies Law, 1999 and any Regulations enacted thereunder, of not less than two nor more than eight members, classified with respect to the time for which the directors severally hold office, into up to four classes, each class to include two directors. Of such four classes, Class A directors were to hold office initially for a term expiring at the Annual General Meeting of the Company's shareholders ("AGM") convened in the year 1999, Class B directors to hold office initially for a term expiring at the AGM convened in the year 2000, Class C directors to hold office initially for a term expiring at the AGM convened in the year 2001 and Class D directors to hold office initially for a term expiring at the AGM convened in the year 2002.

     At each AGM as of and following the AGM convened for the year 1999, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the AGM held in the second year following the year of their election and until their successors have been duly elected and qualified. Directors whose terms of office have expired may be re-elected.

ALTERNATE DIRECTORS

     The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, subject to the approval of the directors, and may cancel such appointment. According to the Companies Law, the following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another alternate director. There are currently no alternate directors.

EXTERNAL DIRECTORS

     Pursuant to Israeli law, the Company is required to appoint two external directors. These directors must be unaffiliated with the Company and its principals. Any committee of the Board of Directors which is authorized to exercise any function of the board must include at least one external director.

     External directors are to be elected by a majority vote at a shareholders' meeting, provided that such majority includes at least one-third of the shares held by non-controlling shareholders voted at the meeting or that the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the Company.

     The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the Company.

     An external director is entitled to compensation, as provided for in regulations adopted under the Companies Law, but is prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

DIRECTORS' COMPENSATION

     The Company's executive directors (i.e. directors who receive remuneration from the Company either as employees or consultants) are not entitled to receive any separate compensation in consideration for their services as directors of the Company. The Company's non-executive directors receive annual fees which amounted to approximately $4,000 per person in 2003 on account of all services as directors, including participation in board and audit committee proceedings. The members of the board do not receive any additional remuneration upon termination of their services as directors. The Company's non-executive directors for the year of 2003 were Professors. Varda Rotter and Ethan Rubinstein and Messers. Rolando Eisen andEliezer Helfan. Another non-executive director, Mr. Hillel Doudai, submitted his resignation as an External Director and member of the audit committee in May 2003 for personal reasons and, in December 2003, the Company's shareholders appointed Mr. Elan Penn to replace him.

AUDIT COMMITTEE

     The Companies Law requires that certain transactions, actions and arrangements be approved in certain cases, by the audit committee of the company's board of directors, whose members meet certain criteria of independence as defined in the Companies Law and by the board of directors itself and in certain circumstances, shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

     The Company's audit committee is comprised of Professors Varda Rotter, Ethan Rubinstein and Mr. Eliezer Helfan and Dr. Elan Penn.

          D.   EMPLOYEES

     As of December 31, 2003, the Company (directly and through its subsidiaries) employed at its facilities 105 persons, of whom 30 were employed in production, 8 in research and development and 67 in marketing, administration and management.

                                                YEAR ENDED DECEMBER 31,
                                                -----------------------
                                                  2003   2002   2001
                                                  ----   ----   ----
         Number of Employees employed by the
         Company in:

         Management, sales and marketing            67     84     70

         Research and development                    8      8      5

         Production                                 30     27     25
                                                  ----   ----   ----

         Total                                     105    119    100
                                                  ====   ====   ====

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

          E.   SHARE OWNERSHIP

     As of December 31, 2003, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding ordinary shares, other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida). See Item 7. "Major Shareholders and Related Party Transactions - A. Major Shareholders". The following table sets forth, as of December 31, 2003, the number of options to acquire ordinary shares owned by each of the directors and officers of the Company, the exercise prices and termination dates of such options:

      NAME         NO. OPTIONS   EXERCISE PRICE                  TERMINATION DATE
----------------   -----------   --------------   ---------------------------------------------
Luly Gurevich         30,000         $ 1.00       The earlier of the date on which he ceases to
                                                  serve as Danyel's Chief Executive Officer or
                                                  60 months*

Eliezer Helfan        20,000         $ 1.00       January 2005

Ethan Rubinstein      10,000         $ 1.00       January 2005

Eran Rotem            95,000         $ 0.38       180 days from the date of termination of
                                                  Mr. Rotem's employment agreement **

Moshe Reuveni        100,000         $ 0.35       180 days from the date of termination of
                                                  Mr. Reuveni's employment agreement ***

*    the options were granted on March 1, 2000.

** five year vesting schedule: 1/5 on each of May 20, 2003, 2004, 2005, 2006 and 2007.

*** four year vesting schedule: 1/4 on each of February 1, 2004, 2005, 2006 and 2007.

Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

          A.   MAJOR SHAREHOLDERS

     The following table sets forth, as of July 7, 2004, the number of ordinary shares owned by all shareholders known to the Company to own beneficially more than 5% of the Company's ordinary shares.

                                    Number of Ordinary     Percentage of all Ordinary Shares
NAME AND ADDRESS                      SHARES NIS 0.04        NIS 0.04 OWNED OUTSTANDING (1)
------------------------------      ------------------     ---------------------------------
Gamida for Life B.V. (2)(3)(4)
Drentestraat 24BG
1083 HK Amsterdam
The Netherlands                          4,944,745                        65%

----------
1. Based on 7,648,727 ordinary shares NIS 0.04 outstanding on July 7, 2004. Also see (2) below.

2. Gamida is the principal holding company of the Gamida Group (formerly the Eryphile Group), which engages in research, development, production and distribution of products and services for healthcare in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria. As of June 20, 2003, Gamida's share ownership had increased by 18% from October 2001, mainly due to a private placement (See Item 4. "Information On The Company - A. History and Development of the Company - Recent Developments" above). Approximately 80% of Gamida's holdings in the Company are held by the Trust Company of United Mizrahi Bank as security for a loan advanced to Gamida by the Bank. In general, the pledge agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

3. Mr. Daniel Kropf, who serves as Chairman of the Company's board of directors and who served as the Company's Chief Executive Officer from January 2000 until January 2003, is the controlling shareholder of the parent company of Gamida.

4. During 2003 Gamida increased its percentage ownership in the Company by 14% through the acquisition of 1,122,317 ordinary shares in a private transaction.

     As of July 7,, 2004, there were 7,648,727 ordinary shares outstanding, 89 stockholders of record and more than 300 beneficial owners of its ordinary shares.

          B.   RELATED PARTY AND INTER-COMPANY TRANSACTIONS

     The following is a description of certain transactions between the Company and its parent company, its affiliates, its officers, its subsidiaries and other matters. The management of the Company believes that the related party transactions described hereinafter (not inclusive of transactions between the Company and its wholly-owned subsidiaries or among the subsidiaries) have been at least as favorable to the Company as it could have negotiated with unrelated third parties.

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

     Mr. Reuveni, who took office as the Company's Chief Executive Officer as of January 2003, is paid a monthly fee of $5,000.

     Until March, 2002, Gamida Israel provided the Company with financial management, accounting and book-keeping services for an aggregate annual fee of $316,000, which had been approved by the Company's board of directors, audit committee and shareholders meeting. In March 2002, the Company's board of directors, audit committee and shareholders approved a revision of the foregoing arrangements, as a result of which the Company with effect from January 2002 is to provide the Gamida Group as well as itself with the services previously rendered by Gamida Israel and Gamida Group is to reimburse the Company for its proportionate share of the expenses of providing such services. Accordingly, the Company in 2003 received payment amounting to an annual sum of approximately $72,000 from the Gamida Group for such services.

     Mr. Gareth Keene, who is a director of Gamida, provides legal advice to the Company and its subsidiaries through Gamida Israel. During 2003, Mr. Keene provided such legal services at a cost amounting to approximately $44,000.

     YACOB OFER

     With effect from January 2001, Mr. Ofer serves as the Chief Executive Officer of the Gamidor Group in consideration of a monthly fixed fee of $13,000 with customary social benefits.

     PROFESSOR ETHAN RUBINSTEIN

     Professor Rubinstein served as a scientific advisor to Savyon from September 1989 for an annual fee of $18,000, such appointment being for a term of twelve months, but automatically renewable for additional 12-month periods. The arrangement ceased at the end of December 2000.

     In March and May of 2004, the Company's audit committee and board of directors, respectively, approved an aggregate payment to Professor Rubinstein of approximately $2000 in consideration of his engagement to attend Procognia's board meeting in London regarding the Company's investment in Procognia and the dilution of the Company's holdings following the recent round of investments in Procognia. Final approval of such payment is still subject to shareholder approval, which has yet to be obtained.

     ISRAEL AMIR

     Mr. Amir serves as a director of the Company. He receives approximately $5,000 per month from the Company as consultancy fees. According to Mr. Amir's arrangement with the Company, he shall continue to provide services and receive the monthly consulting fees through December 2005, provided however that either the Company or Mr. Amir may terminate the arrangement with three months' prior written notice to the other party. Mr. Amir shall also be entitled to bonus payments in amounts equal to 1 to 2% of the consideration paid in transactions involving the merger of the Company or its subsidiaries with another entity, the purchase or sale of all or a substantial portion of the share capital or assets of the Company or its subsidiaries, or the acquisition by the Company of all or a substantial portion of the share capital or assets of another entity (a "Transaction"), provided (a) Mr. Amir has played an instrumental role in securing the Transaction, (b) the exact amount of the bonus shall be determined by the Chairman of the board of directors of the Company, at his discretion; and
(c) the actual payment of the bonus shall be contingent upon approval by the Company's board of directors and, if Mr. Amir is serving as a director at such time, also by the audit committee and the Company's shareholders.

     ELIEZER HELFAN

     Mr. Helfan serves as a director and as a member of the Company's audit committee. Mr. Helfan has also provided the Company with certain consulting services. In May 2001, the Company's audit committee and board of directors approved an aggregate payment of approximately $22,000, mainly in respect of his services in relation to Savyon's acquisition of GamidaGen. In March and May of 2004, the Company's audit committee and board of directors, respectively, approved an aggregate payment of approximately $6,000 for the provision of legal services regarding the Company's investment in Procognia and the dilution of the Company's holdings following the recent round of investments in Procognia. Final approval of such payment is still subject to shareholder approval, which has yet to be obtained.

SUB-LEASE ARRANGEMENTS

     For details of sub-lease arrangements of and with the Company's subsidiaries, affiliates etc., see Item 2. "Information on the Company - D. Property, Plant and Equipment."

FINANCING ARRANGEMENTS

     In October 1999, the Company's board of directors approved Pronto's acceptance of a loan from Bank Leumi Le Israel in an amount in Swiss Francs equivalent to $190,000 for a period of three years to be repaid in monthly installments. Pronto transferred such loan to the Gamidor Group, which undertook to repay the loan directly to the bank and execute a guarantee in favor of the bank for the sums owed by Pronto within a limit of $190,000, subject to certain other terms and conditions. The loan was repaid on June 5, 2003.

     The Company's board of directors and audit committee have in January 2000 further approved the granting of certain loans to certain of the Company's subsidiaries in an aggregate amount of $500,000, which loans were converted into capital notes on May 31, 2000.

     During October 2001, Gamida invested $1.58 million in return for 2 million of the Company's ordinary shares. (as detailed in: 'Item 4 - History and Development of the Company')

SALE OF CERTAIN DISTRIBUTION ACTIVITIES OF THE COMPANY

     Following the acquisition of Gamida-Gen Marketing, which was subsequently merged into Gamidor, most of its direct activities were, from time to time, assigned and transferred to other Healthcare subsidiaries (Danyel and Gamidor). The remaining activities of Gamida-Gen Marketing consisted mainly of the distribution of chemicals and consumable laboratory products. In March 2000, the Company's board of directors resolved that, in light of the poor results obtained by Gamida-Gen Marketing in 1999 from its remaining business (losses of $0.21 million from sales of approximately $0.95 million), and having regard to the fact that such remaining business deviated from the Company's main fields of activity (medical diagnostics and biotechnology), that business was deemed to constitute a cumbersome asset which generated losses rather than profit. In view of there being no skilled management personnel for such business available within the Healthcare group and since any recruitment of the same was likely to require substantial investment, the board approved the sale of Gamida-Gen Marketing's activities to Gamida Biochem Ltd., a subsidiary of Gamida.

ACQUISITION OF GAMIDAGEN

     In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen in exchange for the issuance to the GamidaGen shareholders of an aggregate of 1,000,000 ordinary shares of the Company. The acqusition agreement provided for the registration of these shares under the Securities Act of 1933, which registration is effective as of August 19, 2003. In addition, GamidaGen's shareholders waived all claims against GamidaGen (other than with respect to one of the shareholders' employment agreement with GamidaGen, and with respect to a guarantee of up to $270,000 of GamidaGen's debts towards an Israeli commercial bank provided by DMI Investments B.V., which was to be assumed by Healthcare subject to certain conditions which were not met.) Pronto waived GamidaGen's debts in respect of services and rent aggregating approximately $300,000. The major shareholder of GamidaGen was Gamida, which owned 88% of GamidaGen's issued and outstanding share capital (including 15% that Gamida acquired for $320,000 from certain other shareholders of GamidaGen following the execution of the acquisition agreement with the Company). The remaining 12% of GamidaGen was owned by shareholders who were unaffiliated with the Company's shareholders.

     GamidaGen's aggregate outstanding debt to third parties (including banks) as of the date of the transaction was approximately $0.7 million, of which approximately $130,000 constituted debts to Gamida in respect of certain management and other services rendered.

     In January 2001, the Company transferred all of the GamidaGen shares to its wholly owned subsidiary, Pronto, in consideration for $750,000. Such transfer was effected primarily in order to facilitate a focused management structure and control. By the end of 2001 the Company had merged GamidaGen into Pronto. The merger was cancelled during 2003 on account of the Savyon Transaction described in Item 4. "Information on the Company -- A. History and Development of the Company".

          C.   INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable.

Item 8.   FINANCIAL INFORMATION

          A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See Item 19. "Financial Statements and Exhibits" below.

EXPORT SALES

The following table sets forth the total amount of export sales from Israel by the Company in the past three fiscal years and the percentage of export sales in the total amount of the Company's sales volume:

          Year      Export (in millions)      Export as a percentage
          ----      --------------------      ----------------------
          2001              $ 3.5                       22%

          2002                3.3                       20%

          2003              $ 1.7*                      12%

* - represents 50% of Savyon's export sales for the period amounting to $3.4 million in total.

LEGAL PROCEEDINGS

     The Company is not currently involved in any material legal proceedings and there are no material legal proceedings pending against it, with the exception of a legal claim that was filed in February 2003 against the Company and Pronto, in an amount of approximately $166,000, by a former employee concerning termination of employment. The Company believes that it will not be required to make any material payment with respect to this claim in excess of the provisions that have been made in the financial statements.

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

          B.   SIGNIFICANT CHANGES

     See Item 5. "Operating and Financial Review and Prospects - E. Trend Information" above.

Item 9.   THE OFFER AND LISTING

          A.   OFFER AND LISTING DETAILS

     The Company's ordinary shares are traded in the NASDAQ SmallCap Market under the symbol HCTL. The following table sets forth for the periods indicated the closing representative high and low sales price quotations of the Company's ordinary shares as reported by NASDAQ. These quotations are not adjusted for retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

     (i)  Annual high and low market prices for the last five fiscal years:

                         Fiscal Year    High    Low
                         -----------   ------   ----
                         1999          1.5000   0.75

                         2000          3.8438   0.78

                         2001          1.0300   0.48

                         2002            0.68    0.2

                         2003             1.9   0.25

     (ii) High and low market prices for each full financial quarter for the two most recent fiscal years:

                                             High     Low
                                             ----     ----
                         2002
                         First Quarter       0.60     0.42
                         Second Quarter      0.68     0.38
                         Third Quarter       0.51     0.34
                         Fourth Quarter      0.67      0.2

                                             High     Low
                                             ----     ----
                         2003
                         First Quarter       0.54     0.25
                         Second Quarter      0.78     0.25
                         Third Quarter       1.76      0.5
                         Fourth Quarter       1.9     1.02

     (iii) High and low market prices each month for the most recent six months.

                         Month               High     Low
                         --------------      ----     ----
                         January, 2004       1.5      1.14
                         February, 2004      1.43     1.05
                         March, 2004         1.4      1.06
                         April, 2004         1.52     1.13
                         May, 2004           1.13     0.76
                         June, 2004          1.2      0.72


Item 10.  ADDITIONAL INFORMATION

          A.   SHARE CAPITAL

     Not Applicable

          B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

     PURPOSES

     The Company is an Israeli public company that is subject to the Companies Law and the Companies Ordinance. Its corporate registry number is 52-003621-1.

     The principal objects and purposes of the Company, as set forth in Section 2 of its Memorandum of Association, are to initiate, promote and advance investments and to finance such activities in projects involving research and development in the fields of healthcare, science, technology, life science, industry, medicine, agriculture and any other field.

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

     In July 2000, the Company's shareholders appointed Mr. Hillel Doudai as an External Director of the Company. Mr. Dudai served for approximately three years and resigned from the Company's board and audit committee effective May 27, 2003 for personal reasons.

     In October 2001, the Company's shareholders appointed Prof. Varda Rotter as an External Director. In December 2003, the Company's shareholders appointed Mr. Elan Penn in the same capacity. Both Prof. Rotter and Mr. Penn have been serving as External Directors from the date of their respective appointments to date.

     Under the Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an Internal Auditor in accordance with the proposal of the audit committee. The role of the Internal Auditor is to examine, inter alia, whether the Company's actions comply with the law, integrity and orderly business procedure. In November 2000, Mr. Yossi Ginosar was appointed as the Company's Internal Auditor, and he has been serving as such since that time.

     According to the Company's Articles, as amended in December 2003, the Company may, subject to the provisions of the Companies Law, and certain qualifications set forth in the Company's Articles:

     (i) undertake in advance to exempt any Office Holder (as such term is defined in the Companies Law and described below), from such Office Holder's responsibility or liability for damages caused to the Company due to any breach of such Office Holder's duty of care towards the Company

     (ii) indemnify any Office Holder to the fullest extent permitted by the Companies Law

     (iii) resolve retroactively to indemnify an Office Holder with respect to certain monetary liabilities imposed on an Office Holder pursuant to a judgment and certain reasonable legal expenses incurred by the Office Holder, provided that such liabilities or expenses were incurred by such Office Holder in such Office Holder's capacity as an Office Holder of the Company

     (iv) undertake, in advance to indemnify a Company's Office Holder for the forseeable liabilities and expenses described in section (iii) above up to a maximum amount set by the board of directors

     (v) enter into an agreement to insure an Office Holder for any liability that may be imposed on such Office Holder in connection with an act performed by such Officer Holder in such Office Holder's capacity, with respect to (i) a violation of the duty of care of the Office Holder; (ii) a breach of the fiduciary duty of the Office Holder; and (iii) a financial obligation imposed on the Office Holder for the benefit of another person

     The Company may, moreover, procure insurance for or indemnify any person who is not an Office Holder, including without limitation, any employee, agent, consultant or contractor, provided, however, that any such insurance or indemnification is in accordance with the provisions of the Articles and the Companies Law.

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

     Approval by the audit committee and/or the board of directors is required for such matters as: (i) certain transactions to which the company intends to be a party and in which an Office Holder, a controlling shareholder and/or certain other parties (including affiliates of the aforementioned) have a direct or indirect personal interest, (ii) actions or arrangements which could otherwise be deemed to constitute a breach by an Office Holder of a fiduciary duty to the company, (iii) arrangements with directors as to the term of their service, (iv) indemnification and/or insurance of Office Holders, and (v) certain transactions defined in the Companies Law as extraordinary transactions (a transaction which is not in the ordinary course of business or is not at market conditions, or a transaction which is likely to have a material impact on the profitability, property or obligations of the Company).

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

     Office Holders (including directors) with respect to whom the foregoing matters are brought for board or audit committee approval are not entitled to be present during discussions of, nor participate in the vote for approval of such matters at board and/or audit committee meetings, unless a majority of audit committee or board members, as the case may be, have a personal interest in such matter or the matter involves non-extraordinary transactions between the company and either an Office Holder or a third party in which an Office Holder has a personal interest. The Companies Law further provides that, in the event that a majority of board members have a personal interest in such a matter, it also requires shareholder approval.

     DESCRIPTION OF SHARE CAPITAL

     DESCRIPTION OF SHARES. Set forth below is a summary of the material provisions governing the Company's share capital. This summary is not complete and should be read together with the Company's Memorandum and Articles of Association, copies of which have been filed as exhibits to the Annual Report.

     As of December 31, 2003, the Company's authorized share capital consisted of 40,000,000 ordinary shares, NIS 0.04 nominal value. As of December 31, 2003, there were 7,648,727 ordinary shares and no preferred shares issued and outstanding.

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

     DIVIDEND AND LIQUIDATION RIGHTS. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which the dividend is being paid (without taking into account the premium paid up on the shares) out of assets legally available therefor and, in the event of the Company's winding up, to share ratably in all assets remaining after payment of liabilities in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law. The board of directors may declare interim dividends and recommend a final annual dividend only out of profits and in such amounts as the board of directors may determine. Declaration of the final annual dividend requires shareholder approval at a general meeting, which may reduce but not increase such dividend from the amount recommended by the board of directors.

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

     SHAREHOLDERS' DUTIES. Under the Companies Law, a shareholder has a duty to act in good faith towards the Company and other shareholders and to refrain from abusing his power in the company, including, among other things, when voting at the general meeting of shareholders on the following matters:

          o    any amendment to the Articles of Association;

          o    an increase of the authorized share capital of the Company;

          o    a merger; or

          o approval of certain acts and transactions which require shareholder approval.

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

     The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds 50% of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

  o there is a limitation on acquisition of any level of control of the company; or

  o the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

     However, under the Companies Law, if following any acquisition of shares the acquirer holds 90% or more of the company's shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company's shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquiror may not acquire shares tendered if, by doing so, the acquiror would own more than 90% of the shares of the target company.

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

     According to the agreement, Ramot will retain proprietary rights to the know-how resulting from the research, and the Company will receive an exclusive worldwide license for utilizing the know-how and results of the research for the development, manufacture and marketing of diagnostic products. Royalties are payable at the rate of 5% or 3% respectively, depending on whether a patent has been registered or not. Through December 31, 2001, Ramot was entitled to approximately $25,000 in royalties from the Company with respect to this agreement, which amount has been paid in full. Through November 15, 2002, Ramot was entitled to approximately $19,000 in royalties from the Company with respect to this agreement, which amount has been paid in full. On November 15, 2002, following the sale of the Diaslide manufacturing line (see Item 4.B. "Business Overview"), the Company assigned the Ramot agreement to the purchaser of the Diaslide manufacturing line.

     WRF AGREEMENT: In accordance with an agreement dated October 26, 1994 between the Company and the Washington Research Foundation ("WRF"), the Company has been granted a worldwide non-exclusive license to make, have made, market, distribute and sell products which use certain licensed rights or know-how relating to diagnostic methods for the detection of chlamydia pneumoniae in a defined field of use. In accordance with the agreement, the Company paid WRF a license fee of $30,000, to which an additional $10,000 was, in accordance with the agreement, added on the anniversary of the agreement date and credited against future royalties. In addition, the Company undertook to pay, semi-annually, royalties at a rate of 7% of net sales, and an annual license administration fee of $3,500. In January 2003, the agreement was amended as a result of which the royalties were reduced to 5.5% and the annual license administration fee was increased to $7,000. The agreement is for a term of 17 years from its execution, or until the last remaining patent rights thereunder expire, whichever is later. Other than for termination upon breach and bankruptcy/insolvency, the Company may terminate the agreement upon 60 days' written notice.

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

     The CHEMAG Consortium is funded by the EU's 5th Framework Program (FP5) with a total budget of (euro)4.9 million expendable over a three-year period. The CHEMAG Project commenced in September 2001. Savyon's budget for this program over the three-year period of the Project is (euro)930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding (euro)465,125. As of December 31, 2003 the Company had received (euro)263,000 and expects to have received approximately
(euro)200,000 by the end of 2005.

     The consortium agreement and the terms of the project require each party (including Savyon), under certain conditions, to grant the other parties licenses and/or other user rights with respect to the intellectual property resulting from the performance of the project which it owns ("Foreground"), and with respect to certain intellectual property owned by each party in the same and/or a related field ("Background"). According to the agreement, unless otherwise agreed in mutually satisfactory licensing agreements, the ownership of Savyon's Background intellectual property rights, patents, patent applications, registered designs or copyrights remains with Savyon and may not be used by any other party. The agreement further states with regard to the exploitation of any Foreground intellectual property rights resulting from the performance of the project, whether patents, patent applications, registered designs or copyrights, that a separate contract between the respective partners is to be made in a timely manner.

     AGREEMENTS WITH LEVINE FANILY LLC / DR. MARTIN LEE: On December 31, 2002, the Company and Pronto, entered into agreements with the Levine Family LLC ("LF"), controlled by Dr. Martin Lee, to establish Savyon Diagnostics Ltd. for the purpose of acquiring Pronto's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million. As of December 31, 2003, the remaining $0.5 million of the $1.9 million purchase price are to be paid by Savyon to Gamidor by means of 24 consecutive monthly installments of $20 thousand each.

     In connection with the transaction, Dr. Lee agreed to loan Savyon $1.2 million to be used to pay a portion of the $1.9 million purchase price to Pronto. These funds were advanced as agreed and have been duly remitted in partial payment of such purchase price. The loan bears an interest rate of libor plus 1.75% and has no fixed repayment date.

     The Company and LF respectively own fifty percent of Savyon. Each of them has the right to appoint three members of the board of directors. Dr. Lee is the chief executive officer and Mr. Daniel Kropf is the chairman of the board. The agreements with LF provide for certain buy and sell provisions, rights of first refusal and co-sale rights with respect to the shares of Savyon.

     The agreements also provide that Savyon shall render certain manufacturing services to the Company pursuant to a cost plus 20% arrangement. According to the agreements, the Company may undertake manufacture itself or through affiliates, but must grant Savyon the right of first refusal in the event it wishes to engage a third party for such manufacture.

     Dr. Lee has assigned Savyon various patents with respect to methods for producing diagnostic kits and has undertaken to assist Savyon in their exploitation. In consideration thereof, Dr. Lee is entitled to receive royalties of 4% of all net sales of the relevant products by Savyon and its affiliates.

     NACBO PROJECT: In May 2004, Savyon entered into a consortium agreement with various other entities for the purpose of submitting a proposal to be awarded a project under the 6th Framework Program of the European Union (2002-2006) regarding "novel and improved nanomaterials, chemistries and apparatus for nanobiotechnology" ("NACBO Project"). The consortium agreement and the terms of the project, if awarded, set forth various provisions regarding the rights and obligations of the parties (including Savyon) with respect to the intellectual property developed by each party throughout the project ("Project IP") and certain pre-existing intellectual property of each party ("Pre-existing IP"). Among other things, each party is required, under certain conditions, to grant the other parties to the consortium agreement licenses and/or other user rights regarding the Project IP which they own, and regarding certain of their Pre-existing IP which the parties are required to identify and list in an annex to the agreement.

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

     PROCOGNIA SERIES B INVESTMENT: Effective April 29, 2002, certain new investors (the "Series B Investors") have contributed $13.05 million of new financing to the Procognia business. In addition, $1.25 million of the existing loans from the Series A Investors have been converted to equity (at a conversion price representing a 20% discount from the price per share in the Series B round), while $0.75 million of the new investment has been employed to clear the balance of Koor's loan.

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

     In January 2004, Procognia completed another round of financing from certain of its shareholders in which Healthcare did not participate, thus diluting the Company's ownership interest in Procognia to approximately 5%. Due to this dilution the Company lost its right to nominate a director on Procognia's board. Moreover, under US GAAP, the losses that relate to our stock ownership interest in Procognia that were previously accrued while Procognia was a subsidiary of ours remain as part of the carrying amount of this investment even though we currently own less than 5% of the equity of this company and no longer have the right to elect a director. Although the company does not have a legal liability in respect of its investment in Procognia, accounting under US GAAP requires the Company to present the investment in Procognia at its negative balance of ($4.761 million) among long-term liabilities, which amount reduces the stockholders equity of Healthcare under US GAAP, as compared with Israeli GAAP.

     DANYEL

     DANYEL AGREEMENT: Danyel is an 80% owned subsidiary of the Company, the remaining 20% being owned by L.C.Tech Ltd., a company controlled by Mr. Luly Gurevich, who also provides general management services to Danyel through a consultancy company under his full control. The agreement provides Mr. Gurevich with certain rights to require Healthcare to acquire his shareholdings in Danyel upon termination of his office as General Manager. The agreement further provides the parties with the right to appoint a certain number of members to Danyel's board of directors (to consist of up to 5 members, of which one shall be Mr. Gurevich, subject to certain conditions). In accordance with the agreement, Mr. Gurevich was formally appointed as Danyel's first General Manager as of January 1999. The Company acknowledges Mr. Gurevich's entitlement to specific terms of an employment agreement as of January 1, 1997 (see below). The agreement also provides Mr. Gurevich with veto rights relating to certain matters as well as requiring a special majority for the approval of certain others. The agreement provides for distribution of annual dividends at a rate of up to 50% of profits, subject to certain conditions. The agreement imposes certain restrictions on transfer and disposal of shares by the parties, including rights of first refusal and certain tag-along rights.

     The agreement further provides for certain confidentiality and non-competition provisions. The agreement is to continue in effect for so long as the Company and its affiliates shall together hold at least 50% of Danyel's issued share capital and Mr. Gurevich shall continue to be a shareholder, with certain of the rights terminating upon a certain decrease in either party's shareholdings

     Mr. Gurevich's service agreement includes, a fixed fee, entitlement to options to purchase Company shares, as well as to receive 3% of Danyel's annual profits. The agreement is for a period of five years commencing October 1998, automatically renewed every two years thereafter. Either party may decided not to extend the agreement upon six months prior written notice.

     Pursuant to an agreement between Mr. Luly Gurevich, Healthcare and Gamida-Gen Marketing, which has since merged into Gamidor, Gamida-Gen Marketing was entitled to 15% of Danyel's annual sales turnover, in consideration for marketing and logistics services provided to Danyel, for a period of 4 years ended December 31, 2002.

          D.   EXCHANGE CONTROLS

     Under Israeli Law, non-residents of Israel who purchase ordinary shares of the Company outside of Israel will be able to receive dividends, if such be declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, which will be freely repatriable in certain non-Israeli currencies (including Dollars) at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on such amounts by the holders of such ordinary shares.

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

INTEREST RATE RISK

     At December 31, 2003, the Company had long-term loans payable carrying fluctuating interest rates in the amount of approximately $1.62 million (including current maturities). Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% increase in the annual interest rate. Assuming such increase in the interest rate, the fair value of the Company's long-term loans would increase by approximately $160 thousand.

FOREIGN CURRENCY EXCHANGE RISK

     At December 31, 2003, the Company had non U.S. Dollar denominated assets (i.e. cash and cash equivalents, trade receivables, etc.) in the amount of approximately $5.4 million and liabilities (i.e. short-term credit, trade payable, long term loans, etc.) in the amount of approximately $5.2 million. Market risk was estimated as the potential increase in fair value of net excess abovementioned liabilities over abovementioned assets resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of the Company's net excess non-U.S. Dollar denominated liabilities over assets would increase by approximately $10 thousand.

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

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable

Item 15.  CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     (a) The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on the Company's evaluation, the Company's management, including the chief executive officer and chief financial officer, has concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. The Company believes that a control system, no matter how well designed and operated cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues, and instances of fraud, if any, within a company have been detected.

     (b) There have been no significant changes in Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.


Item 16.

Item 16   A.   AUDIT COMMITTEE FINANCIAL EXPERT

     During 2003 the Company named Dr. Elan Penn, as an audit committee financial expert serving on its audit committee and board of directors. Dr. Penn is independent and serves as one of the company's external directos.

          B.   CODE OF ETHICS

     The Company's Board of Directors has adopted a code of ethics that applies to the Chief Executive Officer, the Chief Financial Officer, the Principal Accounting Officer or Controller and any persons performing similar functions, if any, of the Company. A copy of this code is filed as an exhibit to this annual report.

There are no material modifications to, or waivers from, the provisions of such code which are required to be disclosed.

          C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The Company's principal accountants for the years 2002 and 2003 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

     The table below summarizes the audit and other fees paid (in thousands of USD) the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer, during each of 2002 and 2003:

                         Year Ended December 31, 2003   Year Ended December 31, 2002
                         ----------------------------   ----------------------------
                             Amount   Percentage            Amount   Percentage
                             ------   ----------            ------   ----------
Audit Fees (1)               $  85        64%               $  98        71%
Audit-Related Fees (2)       $   9         7%               $   2         1%
Tax Fees (3)                 $  38        29%               $  40        28%
                             -----       ---                -----       ---
Total                        $ 132       100%               $ 140       100%
                             -----       ---                -----       ---

(1) "Audit fees" includes annual audit fees for Healthcare and its subsidiaries as well as an audit for the registration statement filed in 2003.
(2) "Audit-related fees" are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.
(3) "Tax fees" are fees for consulting services rendered by the Company's auditors with respect to employee tax services, tax benefits under the Israeli law for encouragement of investment and tax aspects of restructuring.

     The Audit Committee pre-approves on an annual basis the audit and certain non-audit services provided to the Company by its auditors. Such annual pre-approval is given with respect to particular services and sets forth a specific budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises.

                                    PART III

Item 17.  FINANCIAL STATEMENTS

     Not applicable.

Item 18.  FINANCIAL STATEMENTS

     Attached. See Item 19(a).

Item 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a)  Consolidated Financial Statements

                HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES


                        CONSOLIDATED FINANCIAL STATEMENTS


                             AS OF DECEMBER 31, 2003


                                 IN U.S. DOLLARS




                                      INDEX




                                                  PAGE
                                                 -----
REPORT OF INDEPENDENT AUDITORS                     2

CONSOLIDATED BALANCE SHEETS                       3-4

CONSOLIDATED STATEMENTS OF OPERATIONS              5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY      6

CONSOLIDATED STATEMENTS OF CASH FLOWS             7-9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS       10-51




                                  - - - - - -

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                          HEALTHCARE TECHNOLOGIES LTD.


     We have audited the accompanying consolidated balance sheets of Healthcare Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States, (see Note 18 to the consolidated financial statements).



Tel-Aviv, Israel                                                           KOST FORER GABBAY & KASIERER
March 25, 2004                                                           A Member of Ernst & Young Global
(except for Notes 1c, 2u, 17 and 18a, dated June 29, 2004)

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                                DECEMBER 31,
                                                                            -------------------
                                                                             2003        2002
                                                                            -------     -------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents (Note 3)                                        $ 1,490     $ 1,153
  Trade receivables (net of allowance for doubtful accounts of $ 54 and
    $ 57 as of December 31, 2003 and 2002, respectively)                      3,944       4,131
  Other accounts receivable and prepaid expenses (Note 4)                       760       1,127
  Inventories (Note 5)                                                        1,843       1,441
                                                                            -------     -------

TOTAL current assets                                                          8,037       7,852
                                                                            -------     -------

LONG-TERM INVESTMENTS:
  Investment in an affiliate                                                    100           -
  Long-term receivables                                                         142         240
                                                                            -------     -------

TOTAL long-term investments                                                     242         240
                                                                            -------     -------

PROPERTY AND EQUIPMENT, NET (Note 6)                                          1,519       1,705
                                                                            -------     -------

OTHER ASSETS, NET (Note 7)
  Goodwill, net                                                                 225         373
  Technology, net                                                                 -         166
  Other intangible assets, net                                                  216         229
                                                                            -------     -------

TOTAL other assets                                                              441         768
                                                                            -------     -------

TOTAL assets                                                                $10,239     $10,565
                                                                            =======     =======



The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)


                                                                                  DECEMBER 31,
                                                                             ----------------------
                                                                               2003          2002
                                                                             --------      --------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit (Note 8)                                            $     29      $     58
  Current maturities of long-term bank loans (Note 10)                          1,001           791
  Trade payables                                                                2,838         3,295
  Other accounts payable and accrued expenses (Note 9)                          1,327         1,838
                                                                             --------      --------

TOTAL current liabilities                                                       5,195         5,982
                                                                             --------      --------

LONG-TERM LIABILITIES:
  Long-term loans, net of current maturities (Note 10)                            620            91
  Accrued severance pay, net                                                      139           246
                                                                             --------      --------

TOTAL long-term liabilities                                                       759           337
                                                                             --------      --------


COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS' EQUITY (Note 12):
  Share capital:
    Ordinary shares of NIS 0.04 par value - Authorized: 40,000,000 as of
      December 31, 2003 and 2002; Issued and Outstanding: 7,648,727 and
      7,643,727 as of December 31, 2003 and 2002, respectively                     99            99
  Additional paid-in capital                                                   16,198        16,266
  Cumulative foreign currency translation adjustments                             (25)         (118)
  Accumulated deficit                                                         (11,987)      (12,001)
                                                                             --------      --------

TOTAL shareholders' equity                                                      4,285         4,246
                                                                             --------      --------

                                                                             $ 10,239      $ 10,565
                                                                             ========      ========


The accompanying notes are an integral part of the consolidated financial statements.



March 25, 2004
----------------               -------------                   ----------
Date of approval               Moshe Reuveni                   Eran Rotem
                              CEO and Director          Chief Financial Officer

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)




                                                                         YEAR ENDED DECEMBER 31,
                                                                   ------------------------------------
                                                                     2003          2002          2001
                                                                   --------      --------      --------

Sales (Note 16)                                                    $ 14,636      $ 16,676      $ 16,013
Cost of sales                                                         8,733        10,386         9,984
                                                                   --------      --------      --------

Gross profit                                                          5,903         6,290         6,029
                                                                   --------      --------      --------

Research and development costs, net (Note 14a)                          353           912         3,164
Selling and marketing expenses                                        3,159         3,161         3,167
General and administrative expenses                                   1,800         2,475         3,966
Amortization of goodwill                                                314           471           246
                                                                   --------      --------      --------

                                                                      5,626         7,019        10,543
                                                                   --------      --------      --------

Operating profit (loss)                                                 277          (729)       (4,514)
Financial expenses, net (Note 14b)                                     (120)         (491)         (311)
Other income (expenses), net (Note 14c)                                  (1)        1,482           896
                                                                   --------      --------      --------

                                                                        156           262        (3,929)
Taxes on income                                                          31             -             -
                                                                   --------      --------      --------

Income (loss) after taxes on income                                     125           262        (3,929)
Equity in losses of an affiliate                                       (111)            -             -
Minority interest in losses of a subsidiary                               -           206           916
                                                                   --------      --------      --------

Net income (loss)                                                  $     14      $    468      $ (3,013)
                                                                   ========      ========      ========

Net earnings (loss) per NIS 1 par value of shares (in U.S.
dollars)                                                           $   0.05      $   1.53      $  (12.6)
                                                                   ========      ========      ========

Weighted average number of shares used in computing basic net
  earnings (loss) per NIS 1 par value of shares (in thousands)     $  7,644         7,644         5,977
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





                                                                             NUMBER
                                                                           OF SHARES                 ADDITIONAL
                                                                              (IN        SHARE        PAID-IN
                                                                           THOUSANDS)   CAPITAL       CAPITAL
                                                                           --------     --------     --------

Balance at January 1, 2001                                                    4,644     $     71     $ 15,715
Issuance of shares, net                                                       2,000           18        1,534
Issuance of shares in respect of the acquisition of Gamida Gen                1,000           10          740
Capital surplus in respect of a transaction between the Company and a
  controlling shareholder, in respect of the acquisition of Gamida Gen            -            -       (1,749)
Foreign currency translation adjustments                                          -            -            -
Net loss                                                                          -            -            -
                                                                           --------     --------     --------

Balance at December 31, 2001                                                  7,644           99       16,240

Issuance expenses                                                                 -            -         (108)
Capital surplus in respect of sale of operations to Savyon                        -            -          134
Foreign currency translation adjustments                                          -            -            -
Net income                                                                        -            -            -
                                                                           --------     --------     --------

Balance at December 31, 2002                                                  7,644           99       16,266

Exercise of options                                                               5          (*-            2
Issuance expenses                                                                 -            -          (70)
Foreign currency translation adjustments                                          -            -            -
Net income                                                                        -            -            -
                                                                           --------     --------     --------

Balance at December 31, 2003                                                  7,649     $     99     $ 16,198
                                                                           ========     ========     ========



                                                                         CUMULATIVE
                                                                          FOREIGN
                                                                          CURRENCY     ACCUMULATE      TOTAL
                                                                         TRANSLATION        D       SHAREHOLDERS'
                                                                         ADJUSTMENTS     DEFICIT       EQUITY
                                                                           --------      --------      --------
Balance at January 1, 2001                                                 $     25      $ (9,456)     $  6,355
Issuance of shares, net                                                           -             -         1,552
Issuance of shares in respect of the acquisition of Gamida Gen                    -             -           750
Capital surplus in respect of a transaction between the Company and a
  controlling shareholder, in respect of the acquisition of Gamida Gen            -             -        (1,749)
Foreign currency translation adjustments                                       (116)            -          (116)
Net loss                                                                          -        (3,013)       (3,013)
                                                                           --------      --------      --------

Balance at December 31, 2001                                                    (91)      (12,469)        3,779

Issuance expenses                                                                 -             -          (108)
Capital surplus in respect of sale of operations to Savyon                        -             -           134
Foreign currency translation adjustments                                        (27)            -           (27)
Net income                                                                        -           468           468
                                                                           --------      --------      --------

Balance at December 31, 2002                                                   (118)      (12,001)        4,246

Exercise of options                                                               -             -             2
Issuance expenses                                                                 -             -           (70)
Foreign currency translation adjustments                                         93             -            93
Net income                                                                        -            14            14
                                                                           --------      --------      --------

Balance at December 31, 2003                                               $    (25)     $(11,987)     $  4,285
                                                                           ========      ========      ========



*) Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                      YEAR ENDED DECEMBER 31,
                                                                 ---------------------------------
                                                                  2003         2002         2001
                                                                 -------      -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                              $    14      $   468      $(3,013)
  Adjustments required to reconcile net income (loss) to net
  cash  provided by (used in) operating activities (a)              (628)        (217)          34
                                                                 -------      -------      -------

Net cash provided by (used in) operating activities                 (614)         251       (2,979)
                                                                 -------      -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in an affiliate                                        (211)           -            -
  Proceeds from sale of property and equipment                        82          329          126
  Purchase of property and equipment                                (349)        (840)        (834)
  Investment in other assets                                         (20)           -            -
  Proceeds from realization of Gamida Diagnostic U.K                   -           13            -
  Realization of investments in Procognia (c)                          -         (353)           -
  Marketable securities, net                                           -            -          352
  Investment in restricted cash                                        -            -          (86)
  Proceeds from withdrawal of restricted cash                          -           86            -
  Collection of long-term receivables                                698            -            -
                                                                 -------      -------      -------

Net cash provided by (used in) investing activities                  200         (765)        (442)
                                                                 -------      -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term bank credit, net                                        (31)        (333)      (1,200)
  Proceeds from long-term loans                                    1,267          556          463
  Principal payment of long-term loans                              (469)        (606)        (795)
  Exercise of options                                                  2            -            -
  Issuance expenses                                                  (70)        (108)           -
  Proceeds from issuance of shares, net                                -            -        1,552
  Proceeds from issuance of convertible debentures in a
  subsidiary                                                           -        1,000        1,000
                                                                 -------      -------      -------

Net cash provided by financing activities                            699          509        1,020
                                                                 -------      -------      -------

Effect of exchange rate changes on cash and cash equivalents          52          (19)         (40)
                                                                 -------      -------      -------

Increase (decrease) in cash and cash equivalents                     337          (24)      (2,441)
Cash and cash equivalents at the beginning of the year             1,153        1,177        3,618
                                                                 -------      -------      -------

Cash and cash equivalents at the end of the year                 $ 1,490      $ 1,153      $ 1,177
                                                                 =======      =======      =======




The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


                                                                     YEAR ENDED DECEMBER 31,
                                                                 ---------------------------------
                                                                  2003         2002         2001
                                                                 -------      -------      -------
  (a) ADJUSTMENTS REQUIRED TO RECONCILE NET INCOME (LOSS) TO
      NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:

      Equity in losses of an affiliate                           $   111      $     -      $     -
      Depreciation and amortization                                  845        1,530        1,426
      Erosion of long-term investments and bank loans,
          net                                                       (116)         (11)           5
      Capital loss (gain) on sale of property and
        equipment                                                     16          (76)           7
      Minority interest in losses of subsidiaries                      -         (206)        (916)
      Accrued interest on convertible debentures                       -           38           16
      Accrued severance pay, net                                    (109)         (42)         149
      Capital gain from realization of Gamidor
        Diagnostics U.K                                                -          (13)           -
      Gain on marketable securities                                    -            -           (6)
      Capital gain from decrease in holdings in Procognia              -       (1,349)        (903)
      Decrease (increase) in trade receivables                       388          310         (351)
      Decrease in other accounts receivable and prepaid
          expenses                                                   564           51           47
      Decrease (increase) in inventories                            (937)          64         (266)
      Increase (decrease) in trade payables                         (624)        (273)         245
      Increase (decrease) in other accounts payable and
        accrued expenses                                            (766)        (240)         581
                                                                 -------      -------      -------

                                                                 $  (628)     $  (217)     $    34
                                                                 =======      =======      =======

(b) INVESTMENT IN GAMIDA GEN:
    Net fair value of assets acquired and liabilities assumed
      At the date of acquisition:

      Working capital deficiency, net (excluding cash and
        cash equivalents)                                        $     -      $     -      $(1,508)
      Property and equipment                                           -            -           22
      Technology                                                       -            -          493
      Accrued severance pay                                            -            -           (6)
      Capital surplus in respect of transaction with a
        controlling shareholder                                        -            -        1,749
      Issuance of shares in consideration for the
        acquisition                                                    -            -         (750)
                                                                 -------      -------      -------

                                                                 $     -      $     -      $     -
                                                                 =======      =======      =======




The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                                  YEAR ENDED DECEMBER 31,
                                                            --------------------------------------
                                                                2003           2002         2001
                                                            -------------     -------      -------
(c) REALIZATION OF INVESTMENT IN PROCOGNIA

    Working capital deficiency, net (excluding cash and
       cash equivalents)                                      $         -     $  (504)  $        -
    Property and equipment                                              -         391            -
    Long-term bank loans                                                -        (145)           -
    Minority interest in a subsidiary                                   -         612            -
    Convertible debentures in subsidiary                                -      (2,044)           -
    Accrued severance pay                                               -         (12)           -
    Capital gain from decrease in holdings in Procognia                 -       1,349            -
                                                            -------------     -------      -------

                                                              $         -     $  (353)  $        -
                                                            =============     =======      =======

(d) SALE OF OPERATIONS TO A JOINTLY CONTROLLED ENTITY

    Working capital deficiency, net (excluding cash)          $         -     $  (427)  $        -
    Long-term receivables                                               -        (240)           -
    Property and equipment                                              -         253            -
    Other assets                                                        -         280            -
    Capital surplus in respect of sale of operations to
       Savyon                                                                     134
                                                            -------------     -------      -------


                                                            $           -     $     -     $      -
                                                            =============     =======      =======

    SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:
      Cash paid during the year for:
        Interest                                            $           -     $   131      $   160
                                                            =============     =======      =======



The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- BUSINESS AND ORGANIZATION

     a.   General:

          Healthcare Technologies Ltd. ("the Company"), an Israeli corporation is a holding company. The Company and its subsidiaries (collectively, "the Group"), are engaged in the development, manufacturing and marketing of medical diagnostic kits and provide service tools and materials to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Group is also engaged in the production and marketing of molecular biology based gene-screening tools for the detection of certain gene-associated disorders in humans. The Group's major sales market is the Israel market. As for geographic markets and major customers, see
          Note 15.

          Pronto Diagnostics Ltd. ("Pronto") and Gamida Gen, a wholly-owned subsidiary of Pronto, are an Israeli biotechnology companies engaged in the production and marketing of molecular biology-based gene screening tools for the detection of certain gene related disorders in humans.

          Savyon Diagnostics Ltd. ("Savyon"), a jointly controlled entity, is engaged in the serology field, and manufactures sophisticated microplate-based enzyme immuno assays for detection of antibodies.

          The Company's subsidiaries, Danyel Biotech Ltd. ("Danyel"), Gamida Gen Marketing (1979) Ltd. ("Gamida Gen Marketing") (formerly - Gamidor Ltd.) and Gamidor Diagnostic Ltd. ("Gamidor") distribute medical diagnostic kits, reagents and chemicals for research, industrial and clinical uses.

          Gamida Gen Marketing, Gamidor and Pronto filed an application to the Israeli Tax Authorities and the Companies' Registrar to merge their operations as of December 31, 2003, and are currently awaiting such approvals. Such merger has no accounting implications.

          In a board of directors meeting held on May 20, 2004, it was resolved that, effective January 1, 2004, the Company would report the financial statements in accordance with U.S. GAAP.

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- BUSINESS AND ORGANIZATION (CONT.)

     c.   Investment in Procognia Ltd.:

          In January 2000, the Company established a 98%-owned subsidiary, Procognia (Israel) Ltd. ("Procognia"). Procognia develops certain products and technologies in the Glycomolecular field and in the Biochemistry of sugar.

          During the year 2000, Procognia effected a private placement of its equity securities, raising an aggregate amount of $ 2,477, as a result of which the Company's holdings in the share capital of Procognia decreased to approximately 70.08%. In addition, the investors undertook to purchase, except in certain circumstances, convertible debentures for an aggregate amount of $ 2,500 within a year. As of April 2002, an amount of $ 2,000 was received. The conversion of the debentures shall entitle the investors to additional shares.

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

          In April 2002, Procognia's shareholders exchanged their shares in Procognia with shares in a newly formed U.K. company ("Procognia U.K."). Following the share exchange, Procognia U.K. raised $ 14,300 (out of which $ 1,250 were derived from the conversion of a portion of the convertible debentures). In December 2002, Procognia U.K. acquired all of the shares of Sense Proteomic Ltd., in a share exchange transaction. In respect of this transaction, Procognia U.K. completed another financing round, in which $ 4,000 was raised. In addition, as a result of these transactions, the Company's voting rights declined from 70.08% to 11.6% as of December 31, 2002 and, consequently, Procognia's financial statements are no longer consolidated with those of the Company. As a result of the decline in voting rights the Company recorded a capital gain in the amount of $ 1,349. The previously accrued losses that relate to the share retained by the investor were reversed and the carrying amount of the investment in Procognia was reduced to zero.

          In January 2004, Procognia completed another financing round, upon which the Company's voting rights were reduced to approximately 5%. Consequently, the Company no longer retains the right to appoint directors in Procognia and has no obligation to finance Procognia's operations.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- BUSINESS AND ORGANIZATION (CONT.)

     d.   Acquisition of Gamida Gen Ltd.:

          On January 17, 2001, the Company acquired all the shares of Gamida Gen, in consideration for the issuance of 1,000,000 shares of the Company to the shareholders of Gamida Gen, of which 500,000 shares were held in escrow for a period of one year from the transaction date. During 2002, the shares were released from escrow. The acquisition cost amounted to $ 750. Gamida for Life BV, a principal shareholder of the Company, was also the principal shareholder of Gamida Gen.

          As part of the acquisition, the Company agreed, subject to certain conditions, which have not yet been materialized, to release the former shareholder's guarantee totaling $ 270 to the bank.

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

          The transaction was accounted for in accordance with the purchase method of accounting. The allocation of the purchase price of Gamida Gen acquisition is based on the fair value of the assets acquired and liabilities assumed. The excess of the fair value of the shares issued over the carrying amount of the investment in the amount of $ 2,242, was recorded accordingly:

          1. The excess of the fair value of the shares issued to the controlling shareholder over the carrying amount of the investment in the amount of $ 1,749, was charged to additional paid-in capital.

          2. The excess of the investment in Gamida Gen, which was acquired from the other shareholders over the equity upon acquisition, amounted to $ 493, was assigned and recorded as technology and is amortized over 3 years.

     e. Acquisition of Savyon Yaron's Diagonistics Marketing Ltd. ("Savyon Yaron'") minority:

          Gamidor acquired on July 1, 2001 all the shares of Savyon Yaron held by the minority, in consideration for the waiver of the guarantee provided by the minority to Savyon Yaron in respect of its liabilities. Savyon Yaron ceased its operations in December 2001. The balance of the minority in the amount of $ 55 was recorded as minority interest in losses of subsidiaries in 2001.

     f.   Sale of Gamidor Diagnostics UK:

          In February 2002, the Company sold its investment in Gamidor Diagnostics UK, in consideration of $ 13. As a result, the Company recorded a capital gain in the amount of $ 13.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- BUSINESS AND ORGANIZATION (CONT.)

     g.   Establishment of Savyon:

          On December 31, 2002, the Company entered into an agreement with the Levin Family LLP. for the establishment of a new jointly owned entity, Savyon. At the same date, Savyon purchased from Pronto certain assets, inventory, patent rights and know how related to the diagnosis of infectious diseases in consideration of $ 1,900 to be paid as follows:
          $ 770 on January 1, 2003, $ 430 in April 2003 and additional 35 monthly installments of $ 20 each. In connection with the transaction, the Levin family agreed to loan Savyon an amount of $ 1,200 to be used to pay a portion of the consideration to Pronto. The terms of the repayment of the loan have not yet been determined. According to Israeli GAAP, since the transaction was financed by a loan, the assets, inventory, patent rights and know how that were transferred to Savyon, were recorded in Savyon's books according to their book value as it appeared in Pronto's books prior to the sale. The excess of the purchase price over the book value of the assets and know-how that were transferred, was recorded as additional paid-in capital. In addition, the investment in Savyon would be accounted for according to the proportionate consolidations method (i.e., 50% of the balances and results of Savyon are consolidated with the Company's financial statements).

     h. In January 2003, Gamida Gen Marketing sold certain distribution rights to a third party, in consideration of $ 60, which have been received in 12 equal monthly installments. Such consideration was recorded as revenues.

     i.   Definitions:


The Company     -   Healthcare Technologies Ltd.

The Group       -   The Company and its subsidiaries.

Subsidiaries    -   Companies whose accounts are consolidated with those-of the
                    Company.

Related parties -   As defined in Opinion 29 of the Institute of Certified
                    Public Accountants in Israel. The Group companies transact with companies, which are related parties in the ordinary
                    course of business. Balances and transactions with related parties are presented in Note 16.

Controlling     -   As defined in Israeli Securities Regulations (Presenting
shareholder         Transactions Between a Company and its Controlling
                    Shareholder in Financial Statements), 1996.

Affiliate       -   A company that is presented under the equity method.

Consumer        -   The Israeli Consumer Price Index ("CPI") published by the
Price Index         the central Bureau of Statistics.

Jointly         -   A company owned by several entities among which there is a
controlled          contractual agreement for joint control, and whose financial
entity              statements are consolidated with those of the Company, using the proportionate consolidation method.

Other company   -   A company that is presented under the cost method.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 1:- BUSINESS AND ORGANIZATION (CONT.)

          The following is a list of the subsidiaries affiliates and other companies:


                                                             PERCENTAGE OF HOLDING
                                                                 AND OWNERSHIP
                                                                 -------------
COMPANY                                                           DECEMBER 31,
                                                                 -------------
                                                                 2003     2002
                                                                 ----     ----
Pronto Diagnostics Ltd. (formerly: Savyon Diagnostics Ltd.)
 ("Pronto")                                                      100%     100%
Danyel Biotech Ltd. ("Danyel")                                    80%      80%
Gamida Gen Marketing (1979) Ltd. (formerly - Gamidor)            100%     100%
Gamidor Diagnostics Ltd. ("Gamidor") (1)                         100%     100%
Procognia (Israel) Ltd. ("Procognia")                            11.6%    11.6%
Savyon-Yaron Diagnostics Marketing Ltd. ("Savyon-Yaron") (1)     100%     100%
Gamida Gen (3)                                                   100%     100%
Savyon Diagnostics Ltd. ("Savyon")                                50%      50%
Diatech Diagnostics Ltd. ("Diatech") (4)                         100%     100%
Afferix Ltd. ("Afferix") (5)                                       -        -


          (1)  A wholly-owned subsidiary of Gamida Gen Marketing Ltd.
          (2)  Inactive company since December 2001.
          (3)  A wholly-owned subsidiary of Pronto.
          (4)  Inactive company since December 1999.
          (5)  See Note 2t.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States, as described in
     Note 18.

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

     c.   Principles of consolidation:

          1. The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. Losses applicable to the minority in Danyel are allocated to the Company, since it solely finances Danyel's operations and since the minority has not provided any guarantee.

          2. Consolidation of financial statements of jointly controlled entities:

               In accordance with Opinion 57 of the Institute of Certified Public Accountants in Israel, the financial statements of companies that are jointly controlled are included in the Company's consolidated financial statements according to the proportionate consolidation method (consolidating 50% of the balances and results of Savyon in the Company's financial statements).

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

     e.   Marketable securities:

          Marketable securities invested for the short-term are presented at market value as of the balance sheet date. Changes in their value are reflected in the statement of operations as financial income or expenses in accordance with Opinion No. 44 of the Institute of Certified Public Accountants in Israel.

     f.   Inventories:

          Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. In the years ended December 31, 2003, 2002 and 2001 the Group wrote-off slow-moving items in the amounts of $ 0, $ 0 and $ 54, respectively, which are included in cost of sales.

          Cost is determined as follows:

          -    Raw materials and packaging materials - at average cost.

          - Finished goods - on the basis of computed manufacturing costs, which include raw materials, labor and direct and indirect manufacturing costs. Purchased goods are stated at the lower of cost or market value.

     g.   Investment in other company:

          The investment in Procognia in which the Company holds 11.6% is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of this investee, the investment is presented at zero (see Note 1c).

     h.   Long-term receivables:

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Annual rates of depreciation are as follows:


                                                               %
                                                   --------------------------

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

          As of December 31, 2003, no impairment losses have been identified.

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

          3. Distribution rights are amortized using the straight-line method over their useful life, which is 8 years.

          4. Technology is amortized using the straight-line method over its useful life, which is 3 years.

          On January 1, 2003, the Company adopted Accounting Standard No. 15, "Impairment of Assets". This Standard prescribes the accounting treatment and disclosures required in the event of impairment of assets. The Standard applies to all assets recognized in the balance sheet other than inventories, assets generated by construction contracts, assets generated by employee benefits, deferred tax assets and financial assets (except investments in investees that are not subsidiaries). According to the new Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset's net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there has been changes in the estimates used to determine the asset's recoverable amount since the impairment loss was recognized.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     k.   Deferred income taxes:

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

     l.   Revenue recognition:

          Revenues are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104"), upon delivery of the products when the collection of the receivable is probable, persuasive evidence of an agreement exists, no significant obligations remain and the price is fixed or determinable. The Group follows Statement of Financial Accounting Standard No. 48, "Revenue Recognition when Right of Return Exists" ("SFAS No. 48"), accordingly, based on the Company's management experience, no provisions for returns were recorded for the years ended December 31, 2003, 2002 and 2001.

     m.   Research and development costs:

          Research and development costs, net of participations and grants received, are charged to expenses as incurred.

     n.   Royalty and non-royalty-bearing grants

          Royalty-bearing grants from the Government of Israel and The Israel-United States Bi-national Industrial Research and Development Foundation for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants amounted to $ 118, $ 158, and $ 0 in 2003, 2002 and 2001, respectively. Total royalties paid amounted to $ 35, $ 99 and $ 125 in 2003, 2002 and 2001, respectively, and were recorded as part of the cost of goods.

          The Company also received non-royalty bearing grants from a European fund. These grants are recognized at the time the Company is entitled to such grants on the basis of costs incurred and included as a deduction of research and development costs.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     o.   Advertising costs:

          Advertising costs are charged to expenses as incurred. Advertising expenses for the years ended December 31, 2003, 2002 and 2001, were approximately $ 12, $ 22 and $ 43, respectively.

     p.   Basic and diluted net loss per share:

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

     q.   Concentrations of credit risk:

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

     r.   Fair value of financial instruments:

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

     s.   Severance pay:

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

          Severance expenses for the years ended December 31, 2003, 2002 and 2001 were $ 107, $ 54 and $ 155, respectively.

     t.   Investment in an affiliate:

          The investment in an affiliate is accounted for by the equity method. The Company generally evaluates the fair value of its investment in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary. As of December 31, 2003, no impairment losses have been identified.

     u.   Effects of new accounting standards on the financial statements:

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Accounting Standard No. 13 and No. 17 prescribe principles with respect to the accounting for the effect of the changes in the exchange rates of foreign currency. These Standards replaces interpretation No. 8 and interpretation No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are void with the discontinuation of the adjustment of financial statements. The Standards deal with the translation of transactions in foreign currency and the translation of financial statements of foreign operations in order to integrate them into the financial statements of the reporting company. The translation principles of Accounting Standard No. 13 are different from those implemented to date. Accounting Standard No. 13 will apply to financial statements for periods commencing after December 31, 2003.

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

          The Company does not meet certain conditions under this provision. In a board of directors meeting held on May 20, 2004, it was resolved that, effective January 1, 2004, the Company would report the financial statements in accordance with U.S. GAAP.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 3:-      CASH AND CASH EQUIVALENTS


                                                                             DECEMBER 31,
                                                                          -----------------
                                                                           2003       2002
                                                                          ------     ------
                Cash                                                      $1,475     $1,140
                Short-term bank deposits                                      15         13
                                                                          ------     ------

                                                                          $1,490     $1,153
                                                                          ======     ======


NOTE 4:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                Government authorities                                    $   85     $   68
                Unbilled receivables                                         186          -
                Prepaid expenses                                             160        156
                Related parties (1)                                          129        142
                Receivable on account of sale of operations to Savyon
                  (see Note 1g)                                              120        720
                Other                                                         80         41
                                                                          ------     ------
                                                                          $  760     $1,127
                                                                          ======     ======



          (1) The balance is linked to CPI and bears annual interest at the rate of 4%.


NOTE 5:- INVENTORIES


                                             DECEMBER 31,
                                          -----------------
                                           2003       2002
                                          ------     ------
Raw materials and packaging materials     $  139     $  196
Finished goods                             1,704      1,245
                                          ------     ------

                                          $1,843     $1,441
                                          ======     ======

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 6:- PROPERTY AND EQUIPMENT, NET

     a. Composition of assets and accumulated depreciation, and the changes therein during the reported year, are classified as follows:


                                          LABORATORY,               OFFICE
                                         MANUFACTURING             FURNITURE
                                         AND MEDICAL  LEASEHOLD       AND        MOTOR
                                          EQUIPMENT  IMPROVEMENTS  EQUIPMENT    VEHICLES       TOTAL
                                          -------      -------      -------      -------      -------
COST:
Balance at January 1, 2003                $ 4,305      $   388      $   882      $   619      $ 6,194
Additions during the year                     229           18           55           47          349
Disposals during the year                    (115)         (10)         (26)         (43)        (194)
Translation adjustments                       234           13           41           35          323
                                          -------      -------      -------      -------      -------

Balance at December 31, 2003                4,653          409          952          658        6,672
                                          -------      -------      -------      -------      -------

ACCUMULATED DEPRECIATION:
Balance at January 1, 2003                  3,442          158          647          242        4,489
Additions during the year                     222           98           77           94          491
Disposals during the year                     (42)         (10)         (11)         (33)         (96)
Translation adjustments                       214            9           31           15          269
                                          -------      -------      -------      -------      -------

Balance at December 31, 2003                3,836          255          744          318        5,153
                                          -------      -------      -------      -------      -------

Depreciated cost at December 31, 2003     $   817      $   154      $   208      $   340      $ 1,519
                                          =======      =======      =======      =======      =======

Depreciated cost at December 31, 2002     $   863      $   230      $   235      $   377      $ 1,705
                                          =======      =======      =======      =======      =======


          Depreciation expenses amounted to $ 491, $ 920 and $ 1,007 for the years ended December 31, 2003, 2002 and 2001, respectively.

     b.   As for charges, see Note 11e.

NOTE 7:- OTHER ASSETS, NET


                                                        PATENTS,
                                                        KNOW-HOW
                                                          AND     DISTRIBUTION
                                  GOODWILL  TECHNOLOGY TRADEMARKS   RIGHTS      TOTAL
                                    -----      -----    -------      -----      -----
Balance as of January 1, 2003       $ 373      $ 166    $   122      $ 107      $ 768
Additions during the year               -          -         20          -         20
Amortization during the year         (148)      (166)       (16)       (24)      (354)
Translation adjustments                 -          -          -          7          7
                                    -----      -----    -------      -----      -----

Balance as of December 31, 2003     $ 225   $      -    $ *)126      $  90      $ 441
                                    =====      =====    =======      =====      =====



     *)   Net of grants from the OCS, in the amount of $ 59.

     Amortization expenses amounted to $ 354, $ 610 and $ 419 for the years ended December 31, 2003, 2002 and 2001, respectively.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 8:- SHORT-TERM BANK CREDIT

     Weighted average interest rate of short-term credit in unlinked NIS as of December 31, 2003 and 2002 is 7.8% and 10%, respectively.

     The Group has an authorized credit line in the amount of $ 600 as of December 31, 2003. For amounts overdrawn in excess of the Group's authorized credit line, the Group is subject to an annual average interest rate of 8% on the outstanding amount.

     As of December 31, 2003, the Group has $ 571 of unutilized credit line.

     As for charges, see Note 11e(1).


NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES


                                     DECEMBER 31,
                                   -----------------
                                    2003       2002
                                   ------     ------
Royalties payable                  $   27     $  122
Employees and payroll accruals        495        655
Government authorities                 66         67
Customer advances                     201        163
Accrued expenses                      175        272
Related parties (1)                    35        112
Other                                 328        447
                                   ------     ------

                                   $1,327     $1,838
                                   ======     ======


     (1) The balance is linked to the Israeli CPI and bears annual interest at the rate of 4%.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS


NOTE 10:- LONG-TERM LOANS

     a.   Composed as follows:



                                                                                      DECEMBER 31,
                                                  INTEREST       ----------------------------------------------------------------
                                                    RATE                    2003                          2002
                                             -----------------   ------------------------    ------------------------------------
                                                                            NIS                          NIS      IN
                                                                   IN    LINKED TO             IN     LINKED TO  FOREIGN
                                              2003      2002   U.S. DOLLAR  CPI    TOTAL   U.S. DOLLAR   CPI    CURRENCY  TOTAL
                                             -------   -------   ------   ------   ------    ------     ------   ------   ------
                                                     %
                                             -----------------

    Loans from banks                         3.2-6.2   3.2-6.2   $  116   $  915   $1,031    $  200     $  659   $   23   $  882
    Loan from a shareholder of a
      proportionate consolidated             LIBOR
      subsidiary (*)                         +1.75%          -      590        -      590
    Less - current maturities                                        99      902    1,001       109        659       23      791
                                                                 ------   ------   ------    ------     ------   ------   ------

                                                                 $  607   $   13   $  620    $   91     $    -   $    -   $   91
                                                                 ======   ======   ======    ======     ======   ======   ======

*) Savyon received a shareholders' loan in the amount of $ 1,200. The repayment date has not yet been determined.

b. Maturities of long-term loans subsequent to the balance sheet date are as follows:

    First year (current maturities)                              $   99   $  902   $1,001    $  109     $  659   $   23   $  791
                                                                 ------   ------   ------    ------     ------   ------   ------

    Second year                                                       8       12       20        91          -        -       91
    Third year                                                        8        1        9         -          -        -        -
    Fourth year and after                                            31        -       31         -          -        -        -
    Not yet determined                                              560        -      560         -          -        -        -
                                                                 ------   ------   ------    ------     ------   ------   ------

                                                                    607       13      620        91          -        -       91
                                                                 ------   ------   ------    ------     ------   ------   ------

                                                                 $  706   $  915   $1,621    $  200     $  659   $   23   $  882
                                                                 ======   ======   ======    ======     ======   ======   ======

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES

     a.   Royalty commitments:

          1. Savyon, Pronto and Gamida Gen are obligated to pay royalties to the Government of Israel through the Office of the Chief Scientist ("OCS"), at rates of 3% to 5% on sales proceeds from products developed by the OCS. The maximum amount of royalties payable to the Government of Israel is limited to 100% of the grants received, linked to the dollar and bears interest at the LIBOR rate from 1998. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

               Total royalties accrued or paid by Savyon, Pronto and Gamida Gen amounted to $ 35, $ 99 and $ 125 in 2003, 2002 and 2001, respectively (includes 100% of the amount paid by Savyon).

               At December 31, 2003, Savyon, Pronto and Gamida Gen have remaining contingent obligation to the Government of Israel in the amount of $ 3,035 (includes 100% of the remaining contingent obligation of Savyon).

          2. Savyon and Gamida Gen are obligated to pay royalties to the Israel-United States Bi-National Industrial Research and Development Foundation ("BIRD-F") and companies related to certain universities in Israel, at rate of 3% to 7% on sales proceeds from products in accordance with the terms of the respective agreement. The maximum amount of royalties payable to BIRD-F is limited to 150% of the grants received linked to the dollar and to the U.S. CPI.

               No royalties were paid or accrued during the years 2003, 2002 and 2001.

               At December 31, 2003, Savyon and Gamida Gen have a remaining contingent obligation to BIRD-F in the amount of $ 261 (includes 100% of the remaining contingent obligation of Savyon). .

          3. At December 31, 2003, Savyon has a contingent obligation to certain universities in Israel in the minimum annual amount of $ 12 (100% of the annual amount). In addition, Savyon is obligated to pay to the universities up to 50% of revenues received, for any sub-license, with respect to the aforementioned products.

     b.   Lease commitments:

          The Group has leased several buildings, offices and warehouses under a few operating lease agreements that expire on various dates the latest of which is June 30, 2008, and motor vehicles under various operating leases that expire on various dates, the latest of which is in December 2005.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          Future lease commitments under non-cancelable operating leases are as follows (includes 100% of lease commitments of Savyon):

 2004   $234
 2005    102
 2006     66
 2007     54
 2008      8
        ----
        $464
        ====


          Total rent expenses for the years ended December 31, 2003, 2002 and 2001, were approximately $ 436, $ 490 and $ 536, respectively (includes 100% of rent expenses of Savyon).

          As for charges, see Note 11e(2).

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

     e.   Charges (assets pledged) and guarantees:

          1. As collateral for credit line provided to the Group, totaling $ 600 as of December 31, 2003, the Group has placed unlimited fixed and floating charges on certain assets and share capital, in favor of the bank.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 11:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

          2. In connection with the building lease agreement, Savyon has provided guarantees for the fulfillment of its commitments in respect of the abovementioned rental agreement. Total guarantee as of December 31, 2003 was approximately $ 120 (100% of the guarantee).

     f. The Company is obligated to pay to one of its consultants a bonus at the rate of 1%-2% of the consideration paid in certain transactions.

     g.   A former employee filed a claim against the Company in the amount of $
          166. The Company's management believes that the Company will not be required to make any material payment in excess of the provisions presented in the financial statements, in respect of this claim.

     h.   Danyel is obligated to pay its CEO 5% of Danyel's annual profits.

NOTE 12:- SHAREHOLDERS' EQUITY

     a. Ordinary shares confer upon their holders voting rights and the right to receive dividends, if declared.

     b. In January 2001, the Company issued 1,000,000 Ordinary shares as a consideration for the purchase of all Gamida Gen's shares (see also
          Note 1d).

     c. In 2001, the Company issued to a controlling shareholder 2,000,000 Ordinary shares for a net consideration of $ 1,552 (issuance expenses amounted to $ 204).

     d. Under the Company's 2000 and 2003 Incentive Stock Option Plans ("the Plans"), 500,000 options may be granted to employees, directors and consultants of the Company and its subsidiaries.

          In 2003, the Company granted 200,000 options to purchase Ordinary shares at an exercise price of $ 0.35 - $ 0.38 per share.

          As of December 31, 2003, an aggregate of 177,500 options are still available for future grants. Each option granted under the plan is exercisable for a period of 5 years from the date of the grant of the option or 180 days from termination date. The exercise price of the options granted under the plan may not be less than the nominal value of the shares into which such options are exercised. The options vest primarily over 5 years. Any options, which are canceled or forfeited before expiration become available for future grant.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

     e.   Dividends:

          Dividends, when declared, will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.


NOTE 13:- TAXES ON INCOME

     a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959:

          Under the law, certain of the production facilities of Savyon have been granted "Approved Enterprise" status in 1994. Income derived from "Approved Enterprise" is tax exempt for a period of four years out of the ten-year period of benefits. Income derived during the remaining 6 years of benefits is taxable at the rate of 25%. The period of benefits is limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier and will expire in 2008.

          The entitlement to the abovementioned benefits is conditional upon Savyon's fulfillment of conditions stipulated in the abovementioned law, regulations published thereunder, and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and Savyon may be required to refund the amount of the benefits, in whole or in part, including interest. As of December 31, 2003, management believes that Savyon is meeting all of the aforementioned conditions.

          The Law grants entitlement to claim accelerated depreciation on equipment used by the "Approved Enterprise" during five tax years.

          Should Savyon derive income from sources other than the "Approved Enterprise" during the periods of benefits, such income shall be taxed at the regular corporate tax rate of 36%.

          The benefits are not yet utilized since Savyon did not generate taxable income.

     b.   Tax laws applicable to the companies:

          The provisions of the Income Tax (Inflationary Adjustments) Law, 1985 apply to the Company and certain of its Israeli investees. According to the law, the results for tax purposes are measured based on the changes in Israel's CPI. In November 2001, an amendment to the Income Tax (Inflationary Adjustments) Law (Amendment No. 14), 2001 was passed by the "Knesset" (Israeli parliament), pursuant to which until February 28 of the year following the reported tax year, the Minister of Finance, with the approval of the finance committee of the Knesset, is entitled to determine by an order that the provisions of the aforesaid law, in whole or in part, will not apply with respect to a certain tax year if Israel's CPI in that year did not increase by more than 3%. In February 2004, the Minister of Finance and the finance committee decided that the Inflationary Adjustments Law will be implemented with respect to 2003.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 13:- TAXES ON INCOME (CONT.)

          The tax liability for 2003 is computed according to the law, while taking into account the decrease in the Israeli CPI in that year.

     c.   Carryforward tax losses:

          As of December 31, 2003, losses for Israeli tax purposes of the Group totaled approximately $ 8,500.

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

     a.   Research and development costs, net:

                                                   YEAR ENDED DECEMBER 31,
                                                 -----------------------------
                                                  2003       2002       2001
                                                 -------    -------    -------

   Expenses incurred                             $   471    $ 1,070    $ 3,164
   Less - participations                             118        158          -
                                                 -------    -------    -------

                                                 $   353    $   912    $ 3,164
                                                 =======    =======    =======

b. Financial expenses, net:

   Expenses:
     Interest and others                         $   (91)   $   (65)   $  (155)
     Expenses with respect to short-term bank
       credits, long-term loans and charges          (53)       (77)      (133)
     Foreign currency translation adjustments       (182)      (476)      (100)
                                                 -------    -------    -------

                                                    (326)      (618)      (388)
                                                 -------    -------    -------
   Income:
     Interest on bank deposits                        23         20         71
     Foreign currency translation adjustments        183        107          -
     Gain on marketable securities                     -          -          6
                                                 -------    -------    -------

                                                     206        127         77
                                                 -------    -------    -------

                                                 $  (120)   $  (491)   $  (311)
                                                 =======    =======    =======

c. Other income (expenses), net:

   Expenses:
   Capital loss on sale of property and
     equipment                                   $   (16)   $     -    $    (7)
                                                 -------    -------    -------

   Income:
   Capital gain on sale of property and
     equipment                                         -         76          -
   Capital gain from realization of Gamidor
     Diagnostics UK                                    -         13          -
   Gain from decrease in holdings in Procognia         -      1,349        903
   Other income                                       15         44          -
                                                 -------    -------    -------

                                                      15      1,482        903
                                                 -------    -------    -------

                                                 $    (1)   $ 1,482    $   896
                                                 =======    =======    =======

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     a.   Summary information about geographic areas:

          The Group manages its business on the basis of one reportable segment. See Note 1a. for a brief description of the Group's business.

          This data is presented in accordance with Accounting Standard No. 14. The Group attributes revenues based on the end customers' location.

          The following presents total revenues and long-lived assets for the years ended and as of December 31, 2003, 2002 and 2001:


                2003               2002                2001
         -----------------   -----------------   -----------------
          TOTAL  LONG-LIVED   TOTAL  LONG-LIVED    TOTAL LONG-LIVED
         REVENUES  ASSETS    REVENUES  ASSETS    REVENUES  ASSETS
         -------   -------   -------   -------   -------   -------
Israel   $12,494   $ 1,960   $13,352   $ 2,473   $12,535   $ 4,350
Europe     1,782         -     2,584         -     2,704         -
Other        360         -       740         -       774         -
         -------   -------   -------   -------   -------   -------

         $14,636   $ 1,960   $16,676   $ 2,473   $16,013   $ 4,350
         =======   =======   =======   =======   =======   =======


     b.   Major customer data (percentage of total sales):


        YEAR ENDED DECEMBER 31,
        ----------------------
        2003     2002     2001
        ----     ----     ----
                   %
        ----------------------

A        8.7      6.2      7.3
B        3.6      5.7      5.2
C       11.5     11.0     10.9
D        6.0      5.0      4.7

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 16:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     a.   Balances with related parties:


                                                                 DECEMBER 31,
                                                               ---------------
                                                                2003    2002
                                                               ------  ------
Assets:
Other accounts receivable and prepaid expenses -
  subsidiaries and affiliates of Gamida for Life B.V. (the
  "Parent Company")                                            $249     $862
                                                               ====     ====

Liabilities:
Other accounts payable and accrued expenses - subsidiaries
  and affiliates of Gamida for Life B.V. (the "Parent
  Company")                                                    $ 35     $112
                                                               ====     ====


     b.   Expenses (income):



                                             YEAR ENDED DECEMBER 31,
                                             ----------------------
                                             2003     2002     2001
                                             ----     ----     ----
Management fees and reimbursement of
  expenses to a related company              $120     $124     $290
Consulting fees related to research and
  development paid to directors              $  -     $  -     $ 88
Directors' salaries                          $ 20     $ 30     $ 29

Benefits to related parties:
Wages and salaries to related parties
  employed by the Company (directors)        $190     $144     $289
Number of directors to whom the benefits
  are related                                   1        1        2


          The transactions with related parties are made in the ordinary course of business and at fair market value.


NOTE 17:- SUBSEQUENT EVENTS

     On June 29, 2004 the Company signed a term sheet with ImmvaRx Inc. for the transfer by ImmvaRx to the Company of ImmvaRx's allergy therapies business. The term sheet provides ImmvaRx with the right to commence a tender offer for all outstanding shares of the Company no later than 30 months following the closing of the transaction at a price of $ 1.60 per share. ImmvaRx will be issued 350,000 shares of the Company, a two year warrant to purchase up to 1,000,000 shares of the Company at an exercise price ranging from $ 1.00 to $ 1.25 per share and a 30 month warrant to be issued 14,650,000 ordinary shares of the Company with a nominal exercise price per share which may only be exercised following the completion of the tender offer. The parties also agreed to negotiate the transfer of ImmvaRx's cancer diagnostics and therapies business to the Company against additional shares.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 17:- SUBSEQUENT EVENTS (CONT.)

     Gamida for Life, the Company's largest shareholder has agreed to tender its shares in this tender offer. Following completion of the tender offer, ImmvaRx will have the right to exercise its warrant to purchase 14,650,000 shares of the Company and Gamida for Life will have the right to purchase all of Healthcare's subsidiaries and affiliates for an aggregate of $7,200,000.

     The proposed transaction is subject to the negotiation and execution of a definitive agreement and to customary closing conditions, including the receipt of all governmental and other consents and approvals and the approval of Healthcare's Audit Committee, Board of Directors and stockholders. There can be no assurance as to whether or when the transaction will occur.


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS

     a. The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles in Israel ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("U.S. GAAP"). The differences as they apply to the Company and the necessary adjustments are summarized below. In a board of directors meeting held on May 20, 2004, it was resolved that, effective January 1, 2004, the Company would report the financial statements in accordance with U.S. GAAP.

          1.   Functional currency translation:

               According to U.S. GAAP, financial statements of companies whose functional currency is not the reporting entity's currency are translated into the reporting currency in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52").

               The functional currency of the Company is the U.S. dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The Company's operations are currently conducted in Israel and most of the Israeli expenses are currently paid in U.S. dollars. Financing and investing activities, equity transactions and cash investments, are made in U.S. dollars.

               Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars. All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

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

               Pro forma information regarding net loss and net loss per share is required by SFAS No. 123, and has been determined assuming the Company had accounted for options under the fair value method prescribed by that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model, with the following weighted-average assumptions for 2003: risk-free interest rate of 1%; dividend yield of 0%, volatility factor of the expected market price of the Company's Ordinary shares of 1.223 and a weighted-average expected life of the option of 4 years.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

               The following table illustrates the effect on net loss and net loss per share, assuming that the Company has applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:


                                                 YEAR ENDED DECEMBER 31,
                                            -------------------------------------
                                              2003           2002           2001
                                            ---------      ---------      -------
                                                  U.S. DOLLARS IN THOUSANDS
                                                 (EXCEPT PER SHARE AMOUNTS)
                                            -------------------------------------
Net loss, according to U.S. GAAP
  (see Note 18b.1)                          $    (523)     $  (1,827)     $(6,046)
                                            =========      =========      =======

Add: stock-based employee compensation
  expense included in reported net loss     $      57      $      40      $   113
                                            =========      =========      =======

Deduct: stock-based employee
  compensation expense determined under
  fair value-based method                   $     (62)     $     (49)     $  (139)
                                            =========      =========      =======

Pro forma net loss                          $    (528)     $  (1,836)     $(6,072)
                                            =========      =========      =======

Pro forma basic and diluted net loss
  per share                                 $   (0.07)     $   (0.24)     $ (1.02)
                                            =========      =========      =======


               According to Israeli GAAP, the benefit component of stock options issued to employees is not recognized in the financial statements.

               See also Notes 18b.1.3, 18b.1.4 and 18b.1.5, for the related expenses.

               The following is additional disclosure information required by U.S. GAAP:

               A summary of the Company's stock option activity and related information is as follows:



                                             YEAR ENDED DECEMBER 31,
                       ----------------------------------------------------------------
                               2003                   2002                 2001
                       ------------------     ------------------     ------------------
                                     WEIGHTED              WEIGHTED               WEIGHTED
                                     AVERAGE               AVERAGE                AVERAGE
                       AMOUNT       EXERCISE   AMOUNT      EXERCISE   AMOUNT      EXERCISE
                      OF OPTIONS     PRICE   OF OPTIONS   OF PRICE   OPTIONS       PRICE
                       --------      ----     --------      ----     --------      ----
                                       $                      $                      $
                                     ----                   ----                   ----
Outstanding at the
  beginning of the
  year                  122,500      1.38      177,500      1.84      217,500      1.69
Granted                 200,000      0.36            -         -            -         -
Exercised                (5,000)     0.38            -         -            -         -
Canceled                (62,500)     1.75      (55,000)     2.86      (40,000)     1.00
                       --------               --------               --------

Outstanding at the
  end of the year       255,000      0.51      122,500      1.38      177,500      1.84
                       ========      ====     ========      ====     ========      ====

Exercisable at the
  end of the year       114,583      0.69      102,500      1.65      117,500      2.27
                       ========      ====     ========      ====     ========      ====

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

     The options outstanding as of December 31, 2003, have been classified by exercise price, as follows:


                                                                                   WEIGHTED
                                     WEIGHTED                                       AVERAGE
                       OPTIONS        AVERAGE       WEIGHTED        OPTIONS         EXERCISE
                     UTSTANDING AS   REMAINING      AVERAGE     EXERCISABLE AS OF    PRICE
EXERCISE             F DECEMBER 31, CONTRACTUAL     EXERCISE       DECEMBER 31,    OF OPTIONS
PRICE                    2003          LIFE          PRICE           2003         EXERCISABLE
----------             -------         -----         ------         -------         -----
                                     IN MONTHS
                                       -----

$ 0.35 - 0.38          195,000            43         $ 0.36          54,583         $0.36
$           1           60,000         *) 12         $    1          60,000         $   1
                       -------                                      -------

                       255,000                       $0.516         114,583         $0.69
                       =======                       ======         =======         =====


     *)   The earlier of date of termination or January 2005.

          Where the Company had recorded deferred stock compensation for options issued with an exercise price below the fair value of the Ordinary shares, the deferred compensation is recorded and amortized as compensation expense, ratably over the vesting period of the options.

          Compensation expenses recognized by the Company related to its stock-based employee compensation awards amounted to $ 57, $ 40 and $ 55, for the years ended December 31, 2003, 2002 and 2001, respectively (see Note 18b.1.3).

          The weighted average fair values of options granted during the year 2003 were:


                                         EXCEEDS             EQUALS          LESS THAN
                                       MARKET PRICE       MARKET PRICE     MARKET PRICE
                                        ----------         ----------         ------
Weighted average exercise price         $        -         $        -         $ 0.36
                                        ==========         ==========         ======
Weighted average fair value on
  grant date                            $        -         $        -         $1.135
                                        ==========         ==========         ======


          Compensation expenses recognized by Procognia related to its stock-based employee compensation award amounted to $ 0, $ 0 and $ 20 for the years ended December 31, 2003, 2002 and 2001, respectively (see Note 18b.1.4).

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          In respect of options granted to consultants in 2001, Procognia accounted for compensation expenses. Procognia had accounted for its options to consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated at the date of grant, using the Black - Scholes Options Valuation method, with the following weighted-average assumptions for the years ended December 31, 2001; risk-free interest rate of 4%; dividend yield of 0% rolatility of 0.5 and a weighted-average contractual life of the option of three years (see Note 18b.1.5).

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

          According to Israeli GAAP, accrued severance pay is included in the balance sheets net, and income from earnings on amounts funded is netted from the severance pay expenses.

          See Note 18b.2.1 for the related presentation in the balance sheets.

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          According to Israeli GAAP, pursuant to the directives of the Securities Regulations (Presentation of Transactions Between the Company and a Controlling Party Therein in the Financial Statements,
          1996), control is defined as the ability to direct a Company's activities. Accordingly, the assets and liabilities of Gamida Gen Marketing and Gamida Gen were consolidated in the Company's consolidated financial statements in accordance with their carrying value as it appeared in Gamida Gen Marketing's and Gamida Gen's books. The excess amounts of the cost over carrying value of the assets acquired amounted to $ 4,923 and $ 2,242 in respect of Gamida Gen Marketing and Gamida Gen, respectively. The excess of $ 4,923 was divided as follows: an amount of $ 4,630 was carried to additional paid-in capital and an amount of $ 293 was recorded as goodwill. The excess of $ 2,242 was divided as follows: an amount of $1,749 was carried to additional paid-in capital and an amount of $ 493 was recorded as technology.

          According to U.S. GAAP, these transactions would not be accounted for as transaction between companies under common control as defined in Interpretation No. 39 to Accounting Principles Board Opinion No. 16, "Business Combinations". The transactions were accounted for by the purchase method of accounting and the excess of the cost over the fair value of the acquired assets was carried to goodwill and technology: an amount of $4,923, which relates to the acquisition of Gamida Gen Marketing, was carried to goodwill and an amount of $2,242, which relates to the acquisition of Gamida Gen, was carried to technology. Goodwill was amortized 10% per year until December 31, 2001, and technology was amortized over its useful life, which is three years. Accordingly, the assets and liabilities of Gamida Gen Marketing and Gamida Gen were consolidated based on their fair values.

          Amortization of goodwill for the year ended December 31, 2001 was $
          463.

          Amortization of technology for the years ended December 31, 2003, 2002 and 2001, were $ 480, $ 387 and $ 583, respectively.

          "Intangible assets subject to amortization arose from acquisitions prior July 1, 2001, are being amortized on a straight-line basis over their useful life in accordance with APB Opinion No. 17, "Intangible Assets"("APB No. 17"). Acquired technology is amortized over 3 years.

          In accordance with the U.S. GAAP, as prescribed by SFAS No. 142 "Goodwill and Other Intangible Assets", goodwill arising from acquisitions would not be amortized. The Company is required to perform an annual impairment review of goodwill impairment. The Company will also assess the impairment of goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

          The unaudited results of operations presented below for the three years ended December 31, 2003, 2002 and 2001, respectively, reflect the operations had the

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2001:


                                                YEAR ENDED DECEMBER 31,
                                        -------------------------------------
                                         2003           2002            2001
                                        -------       ---------       -------
 Reported net loss                      $  (523)      $  (1,827)      $(6,046)
 Goodwill amortization                        -               -           709
                                        -------       ---------       -------

 Adjusted net loss                      $  (523)      $  (1,827)      $(5,337)
                                        =======       =========       =======
 Basic and diluted loss per share:
   Reported net income                  $ (0.07)      $   (0.24)      $ (1.02)
   Goodwill amortization                                      -          0.12
                                        -------       ---------       -------

Adjusted net loss                       $ (0.07)      $   (0.24)      $  (0.9)
                                        =======       =========       =======


          See Notes 18b.1. and 18b.1.(2) for the related expenses and Note 18b2.(2) for the related presentation in the balance sheet.

     5.   Convertible debentures of a subsidiary:

          When a parent company holds shares in a subsidiary and the subsidiary issues convertible debentures, a change in the holding percentage will take place upon conversion of such convertible debentures. The decrease in the ownership of the parent company in its subsidiary may result either in gain or loss. According to Israeli GAAP, when a conversion of convertible debentures is deemed probable (computation of probability is based on the ratio between the market price of the shares and the present value of the price of the exercising warrants into shares or the present value of the payments for conversion of the debentures into shares), a loss in respect of this dilution is recognized, and a provision for this loss should be recorded immediately and not only upon the conversion of the debentures.

          Under U.S. GAAP, such a loss in the parent company is recorded when the conversion of the debenture actually occurs in the subsidiary.

          Procognia was a subsidiary of the Company until April 2002. During 2003, Procognia raised $ 18,300 and, as a result, the Company's holding in Procognia declined to 11.6%. As a result, Procognia's financial statements are no longer consolidated with those of the Company (see Note 1c). All of the convertible debentures were converted into equity or repaid in 2002 (see also Note 1c). Accordingly there was no effect of the difference between Israeli and U.S. GAAP on the financial statements as of December 31, 2003.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

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

               A valuation allowance has been recorded against the deferred tax assets as follows:


                                              DECEMBER 31,
                                           ------------------
                                            2003       2002
                                           -------    -------
Carryforward losses                        $ 3,060    $ 3,960
Provision for vacation and severance pay       183        193
                                           -------    -------

Net deferred tax assets before valuation
  allowance                                  3,243      4,153
Valuation allowance                         (3,243)    (4,153)
                                           -------    -------

Net deferred tax assets                    $     -    $     -
                                           =======    =======


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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

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

          The following table sets forth the computation of the basic and diluted net loss per share, according to U.S. GAAP:


                                                YEAR ENDED DECEMBER 31,
                                             -----------------------------
                                              2003       2002       2001
                                             -------    -------    -------
Numerator:

Numerator for basic and diluted net loss
   per share - loss available to
   shareholders                              $  (523)   $(1,827)   $(6,046)
                                             =======    =======    =======

Denominator:

Denominator for basic and diluted net loss
   per share - weighted average shares
   used for computation of basic and
   diluted net loss per share (in
   thousands)                                  7,644      7,644      5,977
                                             =======    =======    =======

Basic and diluted net loss per share
   according to U.S. GAAP                    $ (0.07)   $ (0.24)   $ (1.01)
                                             =======    =======    =======


          All outstanding options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 255,000, 122,500 and 177,500 for the years ended December 31, 2003, 2002 and 2001, respectively.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)


                                                                                ACCUMULATED
                                             TOTAL                 ADDITIONAL     OTHER                   ACCUMULATE     TOTAL
                                         COMPREHENSIVE   SHARE      PAID-IN   COMPREHENSIVE   DEFERRED        D       SHAREHOLDERS'
                                             LOSS       CAPITAL     CAPITAL   INCOME (LOSS) COMPENSATION   DEFICIT       EQUITY
                                            --------    --------    --------     --------     --------     --------     --------
Balance at January 1, 2001                              $     71    $ 20,825     $     25     $   (162)    $(12,529)    $  8,230
Net loss                                    $ (6,046)          -           -            -            -       (6,046)      (6,046)
Other comprehensive loss:
Foreign currency translation adjustments        (116)          -           -         (116)           -            -         (116)
                                            --------
Other comprehensive loss                        (116)
                                            --------
Total comprehensive loss                    $ (6,162)
                                            ========
Forfeiture of options granted to
  employees                                                    -         (28)           -           28            -            -
Issuance of shares, net                                       28       2,274            -            -            -        2,302
Amortization of deferred stock
  compensation                                                 -          38            -           75            -          113
                                                        --------    --------     --------     --------     --------     --------

Balance at December 31, 2001                                  99      23,109          (91)         (59)     (18,575)       4,483
Net loss                                    $ (1,827)          -           -            -            -       (1,827)      (1,827)
Other comprehensive loss:
Foreign currency translation adjustments         (27)          -           -          (27)           -            -          (27)
                                            --------
Other comprehensive loss                         (27)
                                            --------
Total comprehensive loss                    $ (1,854)
                                            ========
Issuance expenses                                              -        (108)           -            -            -         (108)
Forfeiture of options granted to
  employees                                                    -         (15)           -           15            -            -
Capital surplus                                                -         268            -            -            -          268
Amortization of deferred stock
  compensation                                                 -           -            -           40            -           40
                                                        --------    --------     --------     --------     --------     --------

Balance at December 31, 2002                                  99      23,254         (118)          (4)     (20,402)       2,829
Net loss                                    $   (523)          -           -            -            -         (523)        (523)
Other comprehensive loss:
Foreign currency translation adjustments          93           -           -           93            -            -           93
                                            --------
Other comprehensive loss                          93
                                            --------
Total comprehensive loss                    $   (430)
                                            ========
Exercise of options                                           *)           2            -            -            -            2
Issuance expenses                                              -         (70)           -            -            -          (70)
Deferred stock compensation                                    -         184            -         (184)           -            -
Amortization of deferred stock
  compensation                                                 -           -            -           57            -           57
                                                        --------    --------     --------     --------     --------     --------

Balance at December 31, 2003                            $     99    $ 23,370     $    (25)    $   (131)    $(20,925)    $  2,388
                                                        ========    ========     ========     ========     ========     ========


*)   Less than 1.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

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

          According to Israeli GAAP, gain from issuance of a subsidiary's shares which is in the development stage to a third party, was recorded as a deferred capital gain and amortized according to the highest of (i) three years period (ii) the Company's interest in the subsidiary's losses. The Company recorded capital gain of $ 903 in 2001, in regard to the issuance of shares in Procognia.

          Procognia was a subsidiary of the Company until April 2002. During 2002, Procognia raised $ 18,300 and, as a result, the Company's holding in Procognia declined to 11.6%. As a result, Procognia's financial statements are no longer consolidated with those of the Company (see Note 1c). Accordingly, there was no effect of the difference between Israeli GAAP and U.S. GAAP on the financial statements as of December 31, 2003.

          See table in Note 18b.1.(6) for the elimination of the related gain.

     10.  Preferred shares of a subsidiary:

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          According to Israeli GAAP in accordance with Statement of Opinion No. 57 of the Institute of Certified Public Accountants in Israel, a subsidiary's losses are attributed to the minority interest, according to the ownership level. For the years ended December 31, 2002 and 2001, an amount of $ 206 and $ 971, respectively, was attributed to the holders of Preferred shares of the subsidiary and was recorded as a minority interest in earnings or losses of a subsidiary.

          See Note 18b.1(7) for the related elimination of minority interest in losses of a subsidiary and Note 18b.2(5) for the related presentation in the balance sheet.

     11.  Proportionate consolidation:

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

          The following is summarized financial information regarding the effect of the proportionate consolidation:

                                   YEAR ENDED DECEMBER 31, 2003
                                 -----------------------------------
                               AS REPORTED
                                IN THESE      EFFECT OF       AS ON
                                FINANCIAL   PROPORTIONATE  THE EQUITY
                                STATEMENTS  CONSOLIDATION     BASIS
                                 -------       -------       -------
BALANCE SHEET:
Current assets                   $ 8,037       $  (505)      $ 7,532
  Long-term investments              242             -           242
Equity investment                      -          (126)         (126)
Property and equipment, net        1,519          (213)        1,306
Other assets, net                    441          (271)          170
Current liabilities               (5,195)          443        (4,752)
Long-term liabilities               (759)          672           (87)
                                 -------       -------       -------

Shareholders' equity             $(4,285)      $     -       $(4,285)
                                 =======       =======       =======

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)


                                              YEAR ENDED DECEMBER 31, 2003
                                           --------------------------------------
                                          AS REPORTED
                                           IN THESE       EFFECT OF        AS ON
                                           FINANCIAL    PROPORTIONATE    THE EQUITY
                                          STATEMENTS    CONSOLIDATION      BASIS
                                           --------       --------       --------
STATEMENT OF OPERATIONS:
Sales                                      $ 14,636       $ (2,224)      $ 12,412
Gross profit                                  5,903         (1,131)         4,772
Operating loss                                 (277)          (238)          (515)
                                           --------       --------       --------

Net loss                                   $   (523)      $      -       $   (523)
                                           ========       ========       ========

STATEMENT OF CASH FLOWS:
Net cash provided by operating
  activities                               $     84       $   (659)      $   (604)
Net cash used in investing activities          (498)           116           (353)
Net cash used in financing activities           699            583          1,282
Effect of exchange rate changes on
  cash and cash equivalents                      52              -             52
                                           --------       --------       --------

Increase in cash and cash equivalents      $    337       $     40       $    377
                                           ========       ========       ========



                                    YEAR ENDED DECEMBER 31, 2002
                                 -----------------------------------
                                AS REPORTED
                                 IN THESE      EFFECT OF       AS ON
                                FINANCIAL    PROPORTIONATE   THE EQUITY
                                STATEMENTS   CONSOLIDATION     BASIS
                                 -------       -------       -------
BALANCE SHEET:
Current assets                   $ 7,852       $  (283)      $ 7,569
  Long-term investments              240             -           240
Equity investment                      -          (134)         (134)
Property and equipment, net        1,705          (253)        1,452
Other assets, net                    768          (280)          488
Current liabilities               (5,982)          710        (5,272)
Long-term liabilities               (337)          240           (97)
                                 -------       -------       -------

Shareholders' equity             $ 4,246       $     -       $ 4,246
                                 =======       =======       =======


          Statements of operations and cash flows for the year ended December 31, 2002, were not provided due to the fact that the establishment of Savyon took place in December 31, 2002.

     12. Decrease in holdings of voting rights resulting from issuance of an investee or, a subsidiary evolving into an investee, Preferred shares to a third party:

          In April 2002, Procognia U.K. issued Preferred B and B1 shares in a private placement upon which an amount of approximately $ 14,300 was raised. In December 2002, Procognia acquired all of the shares of Sense Proteomic Ltd., in an exchange of issuance of Ordinary shares. In respect of this transaction, Procognia issued Preferred "B" shares in a private placement, in which $ 4,000 was raised. As a result, the Company's voting rights declined from 70% to 11.6% as of December 31, 2002 and, consequently, Procognia has now become an affiliate (rather than a subsidiary). As a result, Procognia's financial statements are no longer consolidated with those of the Company.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          According to Israeli GAAP, a decrease in holdings of voting rights in an investee, derived from the issuance of any type of shares, would result in a gain. The Company recorded in 2002 a capital gain in the amount of $1,349. The previous losses that relate to the stock retained by the investor that were previously accrued, were reversed and the carrying amount of the investment was reduced to zero.

          According to U.S. GAAP, a decrease in holdings of voting rights in an investee, derived from the issuance of other than Ordinary shares (Preferred shares), would not result in a gain. The previous losses that relate to the stock retained by the investor that were previously accrued, remained as part of the carrying amount of the investment. The Company recorded the investment in this investee, formerly a subsidiary, in its negative balance of $ (4,761) (see Note 18b.2.5 for the related presentation in the balance sheet and Note 18b.1.8).

          In January 2004, Procognia completed another financing round, upon which the Company's voting rights were reduced to approximately 5%. Consequently, although the investment in this investee is presented in its negative balance of $ (4,761) among long-term liabilities, the Company has no obligation to finance Procognia's operations.

     13.  Beneficial conversion feature on convertible securities:

          As part of the capital raise in the parent of Procognia, in April 2002, Procognia U.K. converted a portion of its convertible debentures in the amount of $ 1,250.

          According to Israeli GAAP, the beneficial conversion feature component is not recognized in the financial statements.

          According to U.S. GAAP, EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios" and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"), determine that embedded beneficial conversion features present in convertible securities should be valued separately at issuance. The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. That amount should be calculated at the commitment date as the difference between the conversion price and the fair value of the Ordinary shares or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value). In circumstances under which (a) the convertible securities become convertible only upon the occurrence of a future event outside the control of the holder and (b) a security that is convertible from inception but contains conversion term that change upon the occurrence of future event, the Task Force reached a consensus that any contingent beneficial conversion feature should be measured at the commitment date but not recognized in earnings until the contingency is resolved. In addition, Issue 2 of EITF 00-27 states that changes to the conversion terms that would be triggerd by future events not controlled by the issuer should be accounted for as contingent conversion options, and the intrinsic value of such conversion options would not be recognized until and unless the triggering event occurs.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          As the conversion terms of two convertible debentures issued by Procognia would have been trigged only by a future event, the intrinsic value of such conversion options had not been recognized in earnings at the issuance date or until the conversion occurred in 2002. The Company recorded in 2002 an expense in the amount of $ 313 in that regard (see Note 18b.1.9).

     14.  Sale of assets from Pronto to Savyon:

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

          Under U.S. GAAP, the assets that were transferred to Savyon comprise a business based on EITF 98-3, "Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business". However, Savyon qualifies as a joint venture, as defined in EITF 01-2, "Interpretations of APB Opinion No. 29". The Company holds a 50% equity interest in Savyon and has equal risks and rewards with the other investor. Under U.S GAAP, the property and equipment, inventory, patent rights and know-how sold to Savyon were recorded in Savyon books according to the Company's carrying value with respect to its 50% in the joint venture. The excess of 50% of the purchase price over the carrying amount of 50% the net assets deemed sold to Savyon in the amount of $ 134 was allocated to acquired technology. Such technology is amortized over a three year period. The excess of the other 50% of the purchase price over the carrying amount of the other 50% of net assets, which were sold to Savyon should have been recorded as a gain. The Company did not recognize this gain amounting to the difference between 50% the purchase price and the book value in the amount of $ 134, as Savyon is a highly leveraged entity and realization of gain is not assured. Such difference was carried to additional paid-in capital (see Note 18b2.4 for the balance sheet presentation).

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

     15.  Recently issued accounting pronouncements in the U.S.

          In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

          As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements.

          In April 2003, the FASB issued SFAS No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 amends SFAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

          Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          In May 2003, the FASB issued SFAS 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company's financial position or results of operations.

          In December 2003, the SEC issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," ("SAB No. 104") which revises or rescinds certain sections of SAB No. 101, "Revenue Recognition," in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company's consolidated results of operations, consolidated financial position or consolidated cash flows.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

     b. The effect of the material differences between Israeli and U.S. GAAP of the aforementioned items on the financial statements is as follows:

          1.   On statement of operations items:


                                                                    YEAR ENDED DECEMBER 31,
                                                             -----------------------------------
                                                              2003          2002          2001
                                                             -------       -------       -------
Net income (loss) as reported according to Israeli
  GAAP                                                       $    14       $   468       $(3,013)
Amortization of goodwill (1)                                     148           196          (463)
Additional amortization of technology (2)                       (628)         (583)         (583)
Healthcare's stock-based compensation expenses (3)               (57)          (40)          (55)
Procognia's stock-based compensation expenses (4)                  -             -           (20)
Procognia's compensation expenses related to
  consultants (5)                                                  -             -           (38)
Gain from issuance of shares in Procognia (6)                      -             -          (903)
Minority interest in earnings of Procognia (7)                     -          (206)         (971)
Capital gain from decrease in holdings in Procognia (8)            -        (1,349)            -
Beneficial conversion feature expenses related to
  conversation of convertible debentures in
  Procognia (9)                                                    -          (313)            -
                                                             -------       -------       -------

Net loss according to U.S. GAAP                              $  (523)      $(1,827)      $(6,046)
                                                             =======       =======       =======


          (1)  Amortization expense of goodwill (see Note 18a.4).
          (2)  Amortization expense of technology (see Note 18a.4 and 18.a.14).
          (3)  Recognition of stock based compensation (see Note 18a.2).
          (4) Recognition of stock based compensation in subsidiary (see Note 18a.2).
          (5) Recognition of compensation for non-employees in a subsidiary (see Note 18a.2).
          (6) Elimination of capital gain from issuance of Preferred shares in a development stage subsidiary (see Note 18a.9).
          (7) Elimination of losses attributed to the holders of Preferred shares of a subsidiary (see Note 18a.10).
          (8)  Elimination of capital gain (see Note 18a.12).
          (9) Recognition of beneficial conversion feature upon conversion of the debentures (see Note 18a.13).

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

     2.   On balance sheet items:

                                           DECEMBER 31, 2003                           DECEMBER 31, 2002
                               --------------------------------------       --------------------------------------
                                 AS PER                       AS PER          AS PER                       AS PER
                                ISRAELI                        U.S.          ISRAELI                        U.S.
                                 GAAP        ADJUSTMENT        GAAP           GAAP        ADJUSTMENT        GAAP
                               --------       --------       --------       --------       --------       --------
Severance pay fund (1)         $      -       $    960       $    960       $      -       $    819       $    819
Goodwill (2)                   $    225       $  2,775       $  3,000       $    373       $  2,627       $  3,000
Technology (3) (4)             $      -       $     89       $     89       $    166       $    717       $    883

Total assets                   $ 10,337       $  3,824       $ 14,161       $ 10,565       $  4,163       $ 14,728

Investment in
  Procognia (5)                $      -       $ (4,761)      $ (4,761)      $      -       $ (4,761)      $ (4,761)
Accrued severance pay (1)      $   (139)      $   (960)      $ (1,099)      $   (246)      $   (819)      $ (1,065)
Shareholders' equity (2)       $ (4,285)      $  1,897       $ (2,388)      $ (4,246)      $  1,417       $ (2,829)

Total liabilities and
  shareholders' equity         $(10,337)      $ (3,824)      $(14,161)      $(10,565)      $ (4,163)      $(14,728)


          (1) Amounts funded in regard to severance pay are presented under Israeli GAAP as a deduction from the liabilities whereas under U.S. GAAP, they are presented as long-term assets (see Note 18a.3).

          (2) An additional goodwill, in the amount of $ 4,630, arising upon the acquisition of Gamida Gen Marketing Ltd. (acquired from controlling party) (net of accumulated amortization of $ 2,003 as of December 31, 2003 and 2002) (see Note 18a.4).

          (3) An additional technology, in the amount of $ 1,749, arising upon the acquisition of Gamida Gen Ltd. (acquired from controlling party) (net of accumulated amortization of $ 1,749 and $ 1,166 as of December 31, 2003 and 2002, respectively) (see Note 18a.4).

          (4) Technology, in the amount of $ 134, arising from the sale of assets from Pronto to Savyon (net of accumulated amortization of $ 45 and $ 0 as of December 31, 2003 and 2002, respectively) (see
               Note 18a.14).

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND


NOTE 18:- EFFECT OF MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

          (5) Investment in Procognia (see Note 18a.12). In January 2004, Procognia completed another financing round, upon which the Company's voting rights in the investee is presented in its negative balance of $ (4,761) among long-term liabilities, the Company has no obligation to finance Procognia's operations.

     3.   Statement of cash flows:

          Pursuant to Israeli GAAP investment in marketable securities is classified as an investment activity.

          Pursuant to U.S. GAAP the aforementioned investment is classified as an operating activity:


                                            YEAR ENDED DECEMBER 31, 2001
                                           -----------------------------
                                            AS PER                 AS PER
                                           ISRAELI                 U.S.
                                            GAAP     ADJUSTMENT    GAAP
                                           -----       -----       -----
Net cash provided by (used in)
   operating activities                    $ 310       $(337)      $ (27)
                                           =====       =====       =====

Net cash used in investing activities      $(971)      $ 337       $(634)
                                           =====       =====       =====

EXH. NO. INCORP. BY REF. TO

1.1              1.1(8)       Memorandum of Association of the Registrant, as
                              amended.

1.2              (15)         Articles of Association, restated to include all
                              amendments in effect as of the date of this Report.

2.1              2.1(1)       Debenture Purchase Agreement, dated as of May 14,
                              1991, among Healthcare, Rosebud, Evergreen-Canada
                              Israel Investment and Company Ltd. et. al.

4.1              2.3(1)       Agreement dated February 21, 1991 between Savyon
                              and New Horizons Diagnostic Corp.

4.2              2.4(1)       Agreement dated August 1, 1986 between Diatech
                              Ltd. and Diamotek Ltd.

4.3              2.5(1)       Agreement dated February 22, 1987 between Diatech
                              Ltd. and Yissum University.

4.4              2.6(1)       Agreement dated September 9, 1987 between Diatech
                              Ltd. and Ramot University Authority for Applied
                              Research & Industrial Development Ltd.

4.5              2.7(1)       Agreement dated July 15, 1989 between Diatech Ltd.
                              and Yissum University.

4.6              2.8(1)       Agreement dated January 1, 1991 between Diatech
                              Ltd. and Yeda.

4.7              2.9(1)       Distributorship Agreement between Savyon and
                              Toshin, dated March 3, 1986.

4.8              2.11(4)      Lease Agreement for Savyon's Facilities in Ashdod,
                              Israel, dated March 29, 1993.

4.9              2.13(4)      Agreement between the Company and Savyon dated
                              October 10, 1994.

4.10             2.15(6)      Agreement dated January 23, 1995 between the
                              Company, Eriphyle Trading Ltd. and Gamida-Gen
                              Marketing Ltd., for the acquisition by the Company of shares of Gamida-Gen Marketing Limited
                              (Gamidor).

4.11             2.17(7)      Agreement dated April 10, 1997 between the
                              Company, Gamida for Life BV, Yacob Ofer,
                              Gamida-Gen Marketing Ltd. and Gamidor Diagnostics
                              (1984) Ltd., for the acquisition by the Company of ordinary shares of Gamida-Gen Marketing Ltd.

4.12             2.19(9)      Asset Purchase Agreement dated October 7, 1998
                              between Gamidor Limited (Gamidor UK) and Gamidor
                              Diagnostics UK.

4.13             2.20(9)      Agreement dated December 23, 1998 between the
                              Company, Gamida Trading Ltd., Gamida for Life BV and Gamidor Limited (Gamidor UK).

4.14             2.21(9)      Heads of Agreement dated October 1, 1998 between
                              Gamidor Diagnostics (1994) Ltd. and the principal shareholder in Yaron Chemicals Ltd.

4.15             2.22(9)      Agreement dated February 7, 1999 between
                              Healthcare Technologies Ltd., Hadasit Medical
                              Research Services & Development Limited and others.

4.16             2.23(9)      Agreement between Luly Gurevich and Entity as
                              adopted by Healthcare Technologies Ltd. in June
                              1999.

4.17             (15)         The Company's amended year 2000 Incentive Share
                              Option Plan.

4.18             2.25(11)     Share Purchase Agreement dated August 21, 2000, by
                              and between Healthcare Technologies Ltd.,
                              Glycodata Ltd., Mr. Ofer Markman, Mr. Yeshayahu
                              Yakir and certain investors, including Form of Convertible Debenture attached as Exhibit B thereto.

4.19             2.26(11)     Share Purchase Agreement dated October 2, 2000
                              between Healthcare Technologies Ltd., Gamida For
                              Life BV (and other shareholders of GamidaGen Ltd.)
                              and GamidaGen Ltd.

4.20             2.27(11)     Assignment and Transfer Agreement dated December
                              1, 2000 between Healthcare Technologies Ltd. and
                              Savyon Diagnostics Ltd.

4.21             2.28(11)     Asset Transfer and Assignment Agreement dated
                              December 30, 2000 between Diatech Diagnostics Inc,
                              Diatech Diagnostics Ltd. and Savyon Diagnostics
                              Ltd.

4.22             2.29(11)     Share Sale and Assignment Agreement dated December
                              31, 2000 between Diatech Diagnostics Inc, Diatech
                              Diagnostics Ltd. and Healthcare Technologies Ltd.

4.23             2.30(11)     Agreement dated January 21, 2001 between
                              Healthcare Technologies Ltd and Savyon Diagnostics
                              Ltd.

4.24             2.31(12)     Share Exchange Agreement dated April 29, 2002
                              between Procognia Ltd., Glycodata Ltd., Healthcare
                              Technologies Ltd. and the other shareholders of Glycodata Ltd.

4.25             2.32(12)     Subscription and Shareholders' Agreement relating
                              to Procognia Ltd. dated April 29, 2002 between certain investors, executives and additional subscribers, Healthcare Technologies Ltd.,
                              Procognia Ltd. and Glycodata Ltd.

4.26             99.1(13)     Distribution Agreement between Dade Behring
                              Marburg GmbH and Gamidor Diagnostics

4.27             99.2(13)     Distribution Agreement between Amersham Pharmacia
                              Biotech AB and Danyel Biotech Ltd.

4.28             99.3(13)     Deal Structure Document for Savyon 2003
                              Transaction.

4.29             10(14)       Agreement between Biodiagnostic (Savyon) and
                              Advance Products (B.G. Negev Technologies and
                              Applications) Ltd. dated October 31, 1983.

4.30             4.30         Agreement dated October 26, 1994 with the
                              Washington Research Foundation.

4.31             (14)         Assignment Agreement Amersham - dated August 2,
                              2001.

4.32             (15)         Term Sheet for ImmvaRx transaction.

8.               99.5         Subsidiaries of the Registrant.

11               (15)         Code of Ethics

12.1             (15)         Certification of Chief Executive Officer pursuant
                              to 18 U.S.C. Section 1350 as adopted pursuant to
                              Section 906 of the Sarbanes-Oxley Act Of 2002.

12.2             (15)         Certification of Chief Financial Officer pursuant
                              to 18 U.S.C. Section 1350 as adopted pursuant to
                              Section 906 of the Sarbanes-Oxley Act Of 2002.

12.3             (15)         Certification of Chief Executive Officer pursuant
                              to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.4             (15)         Certification of Chief Financial Officer pursuant
                              to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

23               (15)         Consent of Kost Forer& Gabbay.

99.4             (15)         Chart of Healthcare Companies

                 --------------
                 (1) Incorporated by reference to the Registrant's Registration Statement on Form F-1 (File No. 44811)

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

                 (13) Incorporated by reference to Registrant's Registration Statement on form F-3 (SEC File No. 333-99601).

                 (14) Incorporated by reference to Registrant's Registration Statement on Form F-3 (SEC File No. 33-22868).

                 (15)    Filed herewith.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                     HEALTHCARE TECHNOLOGIES LTD.


                                     By: /s/ Daniel Kropf
                                         ------------------------------------
                                         Daniel Kropf
                                         Chairman of the Board of Directors

Date:  July 7, 2004