Form 20-F
period 2004-12-31
HEALTHCARE TECHNOLOGIES LTD
filed 2005-06-29
CIK 835688

FORM 20-F

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ____________ to ____________

Commission File No. 0-17788

Healthcare Technologies Ltd.
(Exact name of registrant as specified in its charter
and translation of Registrant’s Name into English)

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
None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

          As of December 31, 2004, the registrant had outstanding 7,702,832 Ordinary Shares, NIS 0.04 nominal value per share. Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒   No ☐

          Indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17. ☐   Item 18. ☒

Table of Contents
(continued)

Table of Contents
(continued)

Page

SIGNATURES	100

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

Exhibit 12.3 CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Exhibit 12.4 CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13A-14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

          In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such difference include, but are not limited to, those discussed in Item 3. “Key Information – D. Risk Factors” and Item 5. “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that the Company files from time to time with the Securities and Exchange Commission.

INTRODUCTION

          This Annual Report on Form 20-F (the “Annual Report” or “Report”) is being filed by Healthcare Technologies Ltd., an Israeli corporation (“Healthcare” or the “Company”).

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

          The Company’s principal stockholder is Gamida for Life B.V. (“Gamida”), which owned approximately 64% of the Company’s issued and outstanding shares as of the date of this report.

          The Company operates as a holding company with three main active direct subsidiaries (and three additional affiliates), which together comprise the Healthcare group of companies. Unless the context indicates otherwise, the term “Company” as used herein refers to Healthcare, its subsidiaries and Savyon Diagnostics Ltd. (its affiliate).

          The Company’s consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or US GAAP. Commencing January 1, 2004, the Company adopted U.S. GAAP for the preparation of its consolidated financial statements. Previously, its consolidated financial statements were prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, and included a note describing the major differences between Israeli GAAP and US GAAP, as applicable to the Company. The consolidated financial statements for all prior periods presented have been restated and are presented in accordance with U.S. GAAP.

          All references in this Annual Report to “dollars” or “$” are to U.S. dollars and all references in this Annual Report to “NIS” are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on December 31, 2004 was NIS 4.308 per $1.00.

          Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms

          The following is a schematic presentation of the Company and its subsidiaries and affiliates (as of June 29, 2005) :

          The Company’s business activities are organized into four main functional groups: research and development, manufacturing and worldwide marketing of diagnostic tools; marketing and distribution to biotechnology researchers in Israel; and marketing and distribution to clinical diagnostic laboratories in Israel. The Company’s research, development and manufacturing activities are conducted primarily by Savyon, a leader in the serological diagnosis of chlamydial infections.

          The Company’s marketing and sales activities in Israel are conducted by Danyel in the field of biotech research, and by the Gamidor Group (as defined below) in the fields of clinical diagnostic laboratories and laboratories in general. The Company’s sales and marketing activities worldwide (other than in Israel) are conducted by Savyon.

          Danyel conducts the Company’s marketing and sales activities to biotechnology researchers in Israel in the genomics field and also in the fields of proteomics and proteins separation, where sequencing, microarray and other technologies are employed. Danyel also imports and distributes a range of specialized instruments, reagents and radioactively labeled compounds for academic and biomedical research laboratories as well as consumable products in the fields of cell culture, molecular biology and immunology, including analytical and laboratory systems such as spectrophotometers and fluorometers designed to read the results of specific types of tests and electrophoresis equipment used to separate materials according to their movement in electromagnetic fields.

          The Gamidor Group consists of Gamidor and its wholly owned subsidiary Gamida-Gen. The Gamidor Group conducts the Company’s marketing and sales activities with respect to genetic diagnostic kits, systems, reagents and services for clinical diagnostic laboratories throughout Israel and also provides doctors’ offices with near-patient testing systems.

          Savyon has developed and manufactured immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays. An immunoassay is an analytical test that uses antibodies to detect the presence of a target compound in a sample matrix such as blood, urine or saliva. A serological test utilizes blood as the sample matrix. Antibodies are proteins made by cells within the body as part of the immune response to invasion by antigens, which are foreign substances like bacteria and viruses such as chlamydia. An antibody physically binds only to the substance that elicited its production. This characteristic of specific binding makes antibodies useful tools for detecting substances in sample matrices. The Company’s microplate-based enzyme immunoassays are automated tests that utilize enzyme-based color changes to demonstrate the presence of the target antigen in the sample.

          Savyon focuses on specific segments of the clinical diagnostic markets and is positioned to identify ideas and turn them into marketable products. Savyon provides in vitro diagnostic kits and related products to laboratory professionals and other point of care locations in Israel and worldwide. An in vitro diagnostic kit is a test that is performed outside of the subject’s body on a test sample from the subject such as blood. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the over-the-counter market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the in vitro diagnostics healthcare field.

          The Company is also engaged in the production and marketing in Israel, through Savyon and the Gamidor Group, respectively, of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans using Pronto™, a molecular biology based technology for genetic screening and testing of certain human genetic disorders, including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases that are prevalent in the Jewish population, and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases. In 2003, the Company granted an exclusive license to exploit the Pronto product range outside of Israel to a company formed by a former officer of the Company.

PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

          Not Applicable

Item 3. KEY INFORMATION

                    A.      Selected Financial Data

          The following selected consolidated financial data of the Company have been prepared in accordance with US GAAP, and are derived from the Company’s audited consolidated financial statements and accompanying notes. The selected financial data set forth below should be read in conjunction with and are qualified by reference to “Item 5. Operating and Financial Review and Prospects”, and the Consolidated Financial Statements included elsewhere in this Annual Report.

          INCOME STATEMENT DATA:

          CONSOLIDATED STATEMENT OF OPERATIONS
          (in thousands of U.S. Dollars except loss per share)

	2004	2003	2002	2001	2000

Sales	12,130	12,412	16,676	16,013	15,456
Gross Profit	4,205	4,023	5,432	5,171	5,450
Operating Loss	555	474	1,156	5,673	2,604
Net Loss for year	359	500	1,827	6,046	2,045

Net Loss per NIS 1 par value of shares in $	0.05	0.07	0.24	1.01	0.44

Weighted average number of shares and Equivalents outstanding (in thousands)	7,667	7,644	7,644	5,977	4,644

          BALANCE SHEET DATA:
          (in thousands of U.S. Dollars)

	2004	2003

Working capital	2,832	2,660
Total assets	11,988	12,742
Short-term credit including current maturities	925	1,024
Long-term liabilities, not including current maturities	142	30
Shareholders’ equity *)	1,902	2,344

*) Following the closing of the Procognia transaction on May 29th 2005, shareholder’s equity increased by $4.8 million. [See Item 4A “History and Development of the Company – The Procognia Investment.”.]

                    B.      Capitalization and Indebtedness

          Not Applicable.

                    C.      Reason for the Offer and Use of Proceeds

                              Not Applicable.

                    D.      Risk Factors

          An investment in the Company’s securities involves a high degree of risk. Prospective investors should carefully consider the risks and uncertainties described below and the other information in this report before deciding whether to invest in the Company’s ordinary shares. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations. If any of the following risks actually occur, the Company’s business, financial condition and operating results could be materially adversely affected. In such case, the trading price of the Company’s ordinary shares could decline and investors may lose part or all of their investments.

                              Risks Related To The Company’s Business

The Company Has Sustained Net Losses, Has An Accumulated Deficit And May Not Generate Profits In The Future.

For the three fiscal years ended December 31, 2004, 2003 and 2002 the Company had net losses of approximately $0.36 million, $0.5 million and $1.8 million, respectively.

Such losses resulted principally from:

–	Expenses associated with the ImmvaRx transaction of $104 thousand in the year 2004.

–	Equity loss on investment in Afferix of $100 thousands and $111 thousands in the years 2004 and 2003.

–	Expenses associated with the research, development, patenting and testing of the Company’s products and technologies of approximately $0.9 million in 2002; and

–	amortization of goodwill and technology of approximately $749 thousand and $858 thousands in 2003 and 2002 respectively.

          The Company may incur significant losses in the future as it continues its research and development efforts mainly by Savyon, expands its marketing, sales and distribution activities, develops strategies for competing with other manufacturers, and scales up its research and development and manufacturing capabilities. There can be no assurance that the Company will be able to generate profits in the future. As of December 31, 2004, the Company’s accumulated deficit was approximately $21 million.

          If The Company Cannot Maintain Adequate Operating Capital, Its Business Will Suffer.

          On December 31, 2004, the Company had working capital of $2.8 million, including cash of $0.95 million. The Company anticipates that these funds, together with funds from operations and the $240 thousand remaining balance of the purchase price from the Savyon transaction, will be sufficient to meet its anticipated cash requirements for 2005. For the fiscal year 2004, the Company used net cash flows of $343 thousand for operating activities. Although the Company currently believes that it will generate positive cash flow from operations in fiscal 2005, it is possible that it will not succeed in doing so.

          On a longer term basis, the Company’s operations may not provide sufficient internally generated cash flows to meet its projected requirements. The Company’s ability to continue to finance its operations, including the research, development and introduction of new products and technologies, will depend on its ability to achieve profitability by improving sales and margins, its ability to reduce cash outflows and, if necessary, its ability to obtain other sources of funding sufficient to support its operations. There can be no assurance that such funding will be available on satisfactory terms or at all.

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

          The Success Of Competitive Products Could Have An Adverse Effect On The Company’s Business.

          The medical products industry, including the medical diagnostic testing industry, is rapidly evolving and intensely competitive and the Company’s customers have a wide variety of products and technologies from which to choose.

          Danyel Biotech’s principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Eldan (Agilent), Medtechnica (Waters) in the field of chromatography; Pharmatec (Tecan) and Saifan (Pe Life Science) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot (Greiner), Geter (Corning)  in the field of bio-plastics; and Saifan (Pe Life Sciences –NEN-), Biological Industries (Promega), Dinco Renihum (Invitrogen) and Sigma Israel in the field of molecular biology and Biology Reagents. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2004 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel’s other products.

          The Gamidor Group’s principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex (Abbott) and Dover (J&J) for hematology products; Dyn Diagnostics (Roche) and Pharmtop (Sorin) for immunology products; Ilex (Vitek) and Pharmtop (Sorin) for microbiology products; Travenol (Nequas) for quality control products; and Dyn Diagnostics (Roche) and Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2004 the Gamidor Group accounted for a significant portion of the Israeli pathology, genetics, hemostasis products market and a lesser portion of the Israeli market for the Group’s other products.

          Savyon’s serology test kits for chlamydia compete with serology tests produced by companies such as Hitachi (Japan), Medac (Germany), Orgenics (Israel), MRL (USA) and LabSystems (Finland). Savyon’s SeroMP (microplasma pneumoniae) products compete in the field of serology testing with products produced by companies such as Fujirebio in Japan. The Company believes that Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on a study conducted by Froste & Salive, which indicated that Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999. The belief is further based on the fact that the Company’s sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately $3.6 million, $3.0 million and $2.5 million in 2004, 2003 and 2002 respectively and, to the best of Savyon’s knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon’s market share relatively unchanged. Savyon’s remaining kits represent a much smaller portion of the overall market for such products.

          The success of any competing alternative products to those the Company provides could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company believes that its competitors include companies that have substantially greater financial capabilities for product development and marketing than it does and can therefore market their products or procedures to the medical community in a more effective manner. There is also a risk that the Company’s competitors may succeed in developing safer or more effective products that could render its products obsolete or noncompetitive.

          The Company’s Patents May Not Protect Its Products From Competition

          In the genetic field, the Company has seven granted patents that it utilizes in producing its products. The patents are registered for methods of single nucleotide primer extension and kits therefor, of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefor, and of characterizing GC-rich nucleic acid sequences. These methods relate to the Company’s Pronto™ genetic test products line. Three of the granted patents are registered in Israel, three are registered in the United States and one is registered in Europe (national phase). All of them expire during 2012 to 2014.

          In the serologic field, during 2003 the Company received a U.S. patent regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays. This patent is used in the production of the Company’s Sero CT diagnostic test kit products. Likewise, there is a pending patent application registered in Europe.

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

          The risks and uncertainties that the Company faces with respect to its patents and other proprietary rights include the following:

–	the pending patent application that the Company has filed or to which it has exclusive rights may not result in issued patents or may take longer than it expects to result in issued patents;

–	the claims of any patents which are issued may be more limited than those in the Company’s patent applications as filed and may not provide meaningful protection;

–	the Company may not be able to develop additional proprietary technologies that are patentable;

–	the patents licensed or issued to the Company may not provide a competitive advantage;

–	other companies may challenge patents licensed or issued to the Company;

–	patents issued to other companies may substantially impair the Company’s ability to conduct its business;

–	other companies may independently develop similar or alternative technologies or duplicate the Company’s technologies;

–	other companies may design around technologies the Company has licensed or developed; and

–

certain countries such as the People’s Republic of China, in which the Company may seek to sell its patented products in the future, may not protect its patent rights to the same extent as the United States, Europe and Israel.

The Value Of The Company’s Proprietary Technology And Know-how May Depend On Its Ability To Protect Trade Secrets.

          The Company relies on trade secret protection for its confidential and proprietary technology and know-how. The Company currently protects such technology and know-how as trade secrets. The Company protects its trade secrets through recognized practices, including access control, confidentiality agreements with employees, consultants, collaborators and customers, and other security measures. These confidentiality agreements may be breached, however, and the Company may not have adequate remedies for any such breach. In addition, the Company’s trade secrets may otherwise become known to or be independently developed by competitors.

The Company May Infringe The Intellectual Property Rights Of Third Parties And May Become Involved In Expensive Intellectual Property Litigation.

          The intellectual property rights of diagnostic and biotechnology companies, including the Company, are generally uncertain and involve complex legal, scientific and factual questions. The Company’s success in these fields may depend, in part, on its ability to operate without infringing on the intellectual property rights of others and to prevent others from infringing on the Company’s intellectual property rights.

          Although the Company is not currently involved in any litigation related to its patents or intellectual property, the Company may become party to patent litigation or proceedings at the U.S. Patent and Trademark Office or a foreign patent office to determine the Company’s patent rights with respect to third parties. Interference proceedings in the U.S. Patent and Trademark Office or opposition proceedings in a foreign patent office may be necessary to establish which party was the first to discover such intellectual property. The Company may become involved in patent litigation against third parties to enforce the Company’s patent rights, to invalidate patents held by such third parties, or to defend against such claims. The cost to the Company of any patent litigation or similar proceeding could be substantial, and it may absorb significant management time. If infringement litigation against the Company is resolved unfavorably to the Company, it may be enjoined from manufacturing or selling certain of its products or services without a license from a third party. The Company may not be able to obtain such a license on commercially acceptable terms, or at all.

If A Product The Company Sells Results In Injury To A User, The Company Could Be Subject To Product Liability Exposure.

          The Company sells diagnostic products, which may involve product liability risk. While the Company carries product liability insurance, there can be no certainty that its coverage will be adequate to protect the Company against future liability claims. In addition, product liability insurance is expensive and there can be no certainty that this insurance will be available to the Company in the future on terms satisfactory to it, if at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage could have a material adverse effect on its business, financial condition and results of operations. The Company maintains product liability coverage in the maximum amount of $1 million per case for products not manufactured by the Company and $2 million per case for all products manufactured in house up to an aggregate sum of $4 million per annum.

If The Company Does Not Receive Certain Regulatory Approvals, It Will Not Be Permitted To Sell Its Products.

          Certain of the products that the Company develops cannot be sold until the U.S. Federal Drug Administration (“FDA”) and corresponding regulatory authorities of other jurisdictions approve the products for medical use. This means that:

–	the Company will incur the expense and delay inherent in seeking FDA approval of new products;

–	a product that is approved may be subject to restrictions on use;

–	the FDA can recall or withdraw approval of a product if problems arise; and

–	the Company will face similar regulatory issues in other countries, including countries of the European Union.

          Currently, the Company does not have any pending applications for approvals by the FDA but is awaiting CE certification for products first launched during 2004.

The Price And Sales Of The Company’s Products May Be Limited By Health Insurance Coverage And Government Regulation.

          The Company’s success in selling its products may depend in part on the extent to which health insurance companies, health maintenance organizations and government health administration authorities, such as Medicare and Medicaid, will reimburse end users for the cost of the products the Company provides. For example, in Israel, in which the Company makes most of its sales, the reimbursement rates of third party health care reimbursement organizations range widely from 100% of certain products such as the hematology kits PT Innovin, PTT Calcium and PTT Actin FS to nothing for other products such as the genetic kits Gaucher 6MUT 24T and Bloom/Fanconi 48T. Although customers are required to pay the full price of the products regardless of whether or not they are reimbursed for such costs, the lack of reimbursement may reduce the demand for the Company’s products. There can be no assurance that adequate health insurance, health maintenance organization and government coverage will be available to permit the Company’s products to be sold at prices high enough for it to generate a profit. In certain countries, pricing or profitability of health care products is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government controls, and new proposals are likely to be made in the future.

The Company’s Business Could Be Adversely Affected If It Loses The Services Of The Key Personnel Upon Whom It Depends.

          The Company depends upon the efforts of its chairman, Mr. Daniel Kropf, and of other senior executives, including Mr. Moshe Reuveni, Mr. Yacob Ofer, Mr. Luly Gurevich and Dr. Martin Lee. Mr. Kropf’s services are mutually terminable upon ninety (90) days’ prior written notice by either the Company or Gamida for Life (Israel) Ltd.. The Company’s agreement for Mr. Reuveni’s services is subject to termination with three months’ prior written notice served by either party. Mr. Ofer has an employment agreement which may be terminated upon six months prior written notice by either party. Mr. Gurevich’s consulting agreement is automatically renewed every two years, but either party may decide not to extend it by giving six months prior written notice. Savyon’s agreement for Dr. Lee’s management services is subject to termination in the event that he ceases to be a substantial shareholder of Savyon and under certain other circumstances. Except for Dr. Lee, these executives are not covered by key man life insurance policies.

          The Company also depends upon its research and development personnel. Although the Company has been successful in attracting and retaining key management and technical personnel in the past and is not aware that any such personnel plan to leave the Company in the near future, the loss of any such key personnel and the inability to successfully recruit and retain additional highly skilled and experienced management and technical personnel could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company Is Dependent Upon Independent Sales Agents, Distributors And Dealers.

          The Company markets and sells its products in part through networks of independent sales agents, distributors and dealers in certain countries The Company has written distribution agreements with its major distributors that grant these companies the exclusive right to distribute the Company’s products for periods of one year, subject to automatic renewals unless the Company or the distributor elects not to continue in either case. These agreements do not require the distributors to purchase any minimum amounts of the Company’s products.

          The Company also relies on its distributors to assist the Company in obtaining reimbursement and regulatory approvals in certain international markets. There can be no assurance that the Company’s sales agents, distributors and dealers, some of which operate relatively small businesses, have the financial stability to assure their continuing presence in their markets. The inability of a sales agent, distributor or dealer to perform its obligations, or the cessation of business by a sales agent, distributor or dealer, could materially adversely affect the Company’s business, financial condition and results of operations. There can be no assurance that the Company will be able to engage or retain qualified sales agents, distributors or dealers in each territory that it targets. The failure to engage or retain such sales agents, distributors or dealers in these territories would have a material adverse effect on the Company’s business, financial condition and results of operations.

A Significant Percentage Of Two Of The Company’s Subsidiaries’ Products Are Dependent On Certain Principal Suppliers

          During 2003 and 2004, purchases from one of Danyel’s suppliers, Amersham Biosciences (“Amersham”), which was acquired by General Electric during October of 2003, accounted for 34% and 31% respectively of the Company’s annual cost of sales. In addition, during 2003 and 2004, purchases from one of the Gamidor Group’s suppliers, Dade Behring, accounted for 15% and 15% respectively of the Company’s annual cost of sales. A failure of such suppliers to continue to supply products to the Company will adversely affect its business and financial results.

          In general, Danyel’s agreement with Amersham appoints Danyel as the exclusive distributor in Israel and certain related areas for Amersham’s products and services in the field of applied genomics, cell biology and separation, subject to Danyel meeting certain minimum sales requirements. The agreement had an initial five year term ending December 31, 2003, but is subject to automatic renewal for successive three year periods unless either party elects to terminate the agreement upon not less than 12 months’ notice prior to the expiration of the current term. No such termination notice was given prior to June 15, 2004. The Agreement may be terminated by Amersham for, among other reasons Danyel’s failure to meet the minimum sales requirements.

          Effective as of January 2002, Amersham assigned its rights and obligations under the agreement to a third party sub-distributor which has entered into an agreement with Danyel pursuant to which the sub-distributor has agreed to honor Amersham’s obligations to Danyel under the agreement for so long as the sub-distributor continues to serve as such for Amersham.

          In general, Gamidor’s agreement with Dade Behring appoints Gamidor as the exclusive distributor in Israel and certain related areas for certain of Dade Behring’s diagnostic products, subject to Gamidor meeting certain minimum sales requirements. The agreement had an initial four year term ending October 31, 2003 and has been renewed for a further term ending October 31, 2006. The agreement may be terminated by Dade Behring if, among other reasons, Gamidor fails to meet the minimum sales requirements.

          In addition, certain other products distributed by the Company are obtained from a limited group of suppliers. The Company has no written agreements with some of these suppliers. The Company’s reliance on a limited group of suppliers involves several risks, including a potential inability to obtain adequate supplies of certain products and reduced control over pricing and timely delivery of products. Although the Company believes that additional sources of supply are available, should one or more of such suppliers be unable to meet the Company’s needs, there can be no assurance that supplies will be available on terms acceptable to the Company, or at all, and there can be no assurance as to the extent of delays which may be caused upon replacing such suppliers. An inability to obtain or significant delay in obtaining such products could have a material adverse effect on the Company.

Sales To Three Customers Account For A Significant Portion Of The Company’s Sales And The Loss Of Any One of These Customers Could Have A Material Adverse Affect On The Company’s Business And Financial Results

          Sales to three sick funds in Israel, namely Maccabi, Clalit and Meuhedet (collectively “the Sick Funds”) accounted respectively for 5%, 14% and 3% of the Company’s annual sales during 2003, and 8%, 14% and 7% of such sales in 2004. The Company has a number of written agreements with the Sick Funds covering different products. Under these agreements, the Company has undertaken to charge the Sick Funds a fixed price for various products over a period of three to five years, provided that they purchase certain minimum quantities of such products from the Company.

          Some of these agreements may be terminated by the Sick Funds at any time upon 30 days’ written notice to the Company. In addition, the Company has agreed to supply the Sick Funds with certain laboratory instrumentation on which the Company’s products are used, which becomes the property of the Sick Funds at the end of a three or five year period so long as they have purchased the applicable minimum amount of products during this period.

          The Company May Need Strategic Partners To Be Successful.

          The Company anticipates that it may be necessary to enter into arrangements with corporate partners, licensees or others, in order to efficiently market, sell and distribute its products. These strategic partners may also be called upon to assist in the support of the Company’s products, including participation in certain product development functions. As a result, the Company’s success may be dependent in part upon the efforts of these third parties. There can be no assurance that the Company will be able to negotiate additional acceptable arrangements with strategic partners or that the Company will realize any meaningful revenues pursuant to these arrangements.

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

          The Company’s competitors in the field of genetic diagnostic tests have developed competing technologies for the screening of genetic materials for mutations. These competitors include many large and medium sized multi-national corporations, including Innogenetics, Third Wave Technologies, Myriad Genetics, Affymetrix, Orchid BioSciences and Roche. The Company’s indirect competitors in this field include numerous small scale laboratories. Although it is unaware of any published industry market share statistics, the Company estimates, based upon its knowledge of the industry, that its market share in this field represents a very small portion of the total market other than the Israeli market for genetic predisposition tests for gaucher and cystic fibrosis, for which it does have a significant share of the market.

          Many of the Company’s competitors have substantially greater capital resources, sequencing capabilities, research and developmental staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than it. These competitors may discover, characterize or develop important genes, treatment targets or leads, treatment discovery technologies or treatments which are more effective than those that have been developed by the Company or its customers, or may develop techniques for genomic-based treatment discovery that are superior to those of the Company’s and render its technologies non-competitive or obsolete even before they generate revenue, any of which could have a material adverse effect on any of the Company’s similar programs. Moreover, these competitors may obtain patent protection or other intellectual property rights that would limit the Company’s rights or the Company’s customers’ ability to use the Company’s products to commercialize therapeutic, diagnostic or vaccine products.

          The Company faces rapid technological change in the genomics-based diagnostic industry. This could result in the development of technologies by others for use in diagnostics and pharmacogenetics, which will be superior to its existing technologies.

          Future Acquisitions May Absorb Significant Resources And May Be Unsuccessful.

          As part of the Company’s strategy, it may pursue acquisitions, investments and other relationships and alliances. Acquisitions may involve significant cash expenditures, debt incurrence, additional operating losses, dilutive issuances of equity securities, and expenses that could have a material adverse effect on the Company’s financial condition and results of operations. For example, to the extent that the Company elects to pay the purchase price for such acquisitions in ordinary shares, the issuance of additional shares will be dilutive to the Company’s shareholders. Acquisitions involve numerous other risks, including:

–	difficulties integrating acquired technologies and personnel into the Company’s business;

–	diversion of management from daily operations;

–	inability to obtain required financing on favorable terms;

–	entering new markets in which the Company has little or no previous experience;

–	potential loss of key employees or customers of acquired companies;

–	assumption of the liabilities and exposure to unforeseen liabilities of acquired companies; and

–	amortization of the intangible assets of the acquired companies.

          It may be difficult for the Company to complete these types of transactions quickly and to integrate the businesses efficiently into its current business. Any acquisitions or investments by the Company may ultimately have a negative impact on its business and financial condition.

          The Proposed Transaction With ImmvaRx May Not Be Completed, And If Completed, May Not be Successful.

          Further to the term sheet which the Company signed with ImmvaRx Inc. on June 29, 2004, the Company is negotiating a transaction for the transfer by ImmvaRx to the Company of all of ImmvaRx’s assets, including its intellectual property, in exchange for up to an approximate 87% interest in the Company. In addition, ImmvaRx may conduct a tender offer for the purchase of all of the Company’s shares. Immvarx engages in the development of therapies and diagnostic techniques addressing the adenocarcinoma class of cancers and certain kinds of allergies. The proposed transaction is subject to the negotiation and execution of a definitive agreement and to customary closing conditions, including the receipt of governmental and other third party consents, as well as the approval of Healthcare’s stockholders. There can be no assurance as to whether the transaction will occur.

          The current principal terms of the transaction provide that, at the closing Healthcare will issue to ImmvaRx a two year warrant to purchase up to 1,000,000 Healthcare shares at an exercise price ranging from $1.00 to $1.25 per share. Within 2 1/2 years from the closing of the transaction, but not earlier than January 1, 2006, ImmvaRx may conduct a tender offer for all of Healthcare’s shares at a price of $1.60 per share. Healthcare’s principal shareholder, Gamida For Life BV, must tender no less than 4.7 million of its shares in the tender offer. If the tender offer is completed within 2 1/2 years from the closing, ImmvaRx will have an option to sell all of its assets to Healthcare in consideration for the issuance to ImmvaRx of 52 million ordinary shares of Healthcare. If ImmvaRx does not exercise its option after completing the tender offer, or does not conduct the tender offer or complete it within two and a half years from closing, Healthcare shall have a call option to purchase all of the ImmvaRx’s assets for the same consideration. The structure of the transfer of ImmvaRx’s assets shall be negotiated by the parties following the exercise of either party’s option, and the transfer of ImmvaRx’s assets to the Company is subject to the qualification for tax deferred treatment and the Company’s shares continuing to be traded following the transfer of the assets. If the tender offer is completed within 2 1/2 years from the closing, Gamida will have a call option to purchase all of Healthcare’s shares in its current subsidiaries and affiliates in consideration for $7.2 million. If Gamida does not exercise its call option, Healthcare will have a put option for the sale of all of its shares in its current subsidiaries and affiliates to Gamida for the same consideration. As the agreement has yet to be signed, the terms of the transaction described above may be subject to change.

          In the event that the ImmvaRx transaction is completed, it would result in the transfer of the Company’s existing business to the Company’s principal stockholder and a change of control in the Company. Thereafter, the success of the Company would depend upon the Company’s ability to complete the research and development and commercialization of ImmvaRx’s products and technologies in the cancer and allergy therapeutics fields, of which there can be no assurance.

                              Risks Relating To Operations In Israel

The Company Has Important Facilities And Resources Located In Israel, Which Has Historically Experienced Military And Political Unrest.

          The Company is incorporated under the laws of the State of Israel. The Company’s principal research and development and manufacturing facilities are located in Israel and most of the Company’s revenues are derived from sales made in Israel. As a result, the Company is directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm the Company’s business, operating results and financial condition.

          Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and, since September 2000, involving the Palestinian population, and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel and companies based in Israel. Acts of random terrorism periodically occur which could affect the Company’s operations or personnel. In addition, Israel, Israeli-based companies and companies doing business with Israel, have been the subject of an economic boycott by members of the Arab League and certain other predominantly Muslim countries since Israel’s establishment. Although Israel has entered into various agreements with certain Arab countries and the Palestinian Authority, and various declarations have been signed in connection with efforts to resolve some of the economic and political problems in the Middle East, the Company cannot predict whether or in what manner these problems will be resolved. Also, since the end of September 2000, there has been a marked increase in the level of terrorism in Israel, which has significantly damaged both the Israeli economy and levels of foreign and local investment.

          In addition, certain of the Company’s officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called up for active military duty at any time. All Israeli male citizens who have served in the army are subject to an obligation to perform reserve duty until they are between 45 and 54 years old, depending upon the nature of their military service. The Company has operated effectively under these requirements since its inception. The Company cannot predict the effect of such obligations in the future, however.

          Exchange Rate Fluctuations And Inflation In Israel Could Adversely Impact The Company’s Financial Results.

          Exchange rate fluctuations and inflation in Israel could adversely impact the Company’s financial results. During calendar years 2002, 2003 and 2004, the annual rate of inflation was approximately 1.4%,6.5% and (1.8)% respectively, while the NIS was devalued (appreciated) against the U.S. Dollar by approximately 7.3%, (7.6)% and (0.02)% respectively. Consequently, during calendar years 2002, 2003 and 2004 the annual rate of inflation as adjusted for devaluation (appreciation) was approximately 8.7%, (1.1)% and (1.8)% respectively.

          A substantial part of the Company’s third party product distribution activities are conducted by its subsidiaries, the Gamidor Group and Danyel. The Gamidor Group’s and Danyel’s sales are quoted in NIS; however, their selling prices are based upon a price list which is quoted in the suppliers’ original currencies, mainly Euros and U.S. Dollars. The price is then converted into NIS at the relevant exchange rate on the date of sale to the customer. This enables the Gamidor Group and Danyel to reduce exposure to losses from devaluations of the NIS in relation to such foreign currencies. The Gamidor Group’s and Danyel’s accounts receivables are, however, quoted in non-linked NIS and, consequently, inflation in Israel would have the effect of increasing their financial expenses.

          In addition, the Gamidor Group’s and Danyel’s accounts payable are mainly quoted in such foreign currencies and, consequently, any excess of a devaluation rate in the NIS in relation to such currencies over the inflation rate in Israel would have the effect of increasing the Company’s financial expenses. Because the exchange rates between the NIS and the Yen, Euro and U.S. Dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company’s profitability and period-to-period comparisons of the Company’s results in U.S. Dollars.

          The Company’s consolidated results of operations are, therefore, affected by several interrelated factors, including the rate of inflation in Israel, the devaluation of the NIS in relation to the primary foreign currencies relevant to the Company including the U.S. Dollar, the devaluation of relevant foreign currencies in relation to the U.S. Dollar, and the extent to which the Company holds assets and liabilities in foreign currencies. Similarly, the relationship between the Company’s monetary assets and liabilities in U.S. Dollars and NIS and whether these are linked to foreign currencies or price indices also affect financial results.

Provisions Of Israeli Law May Delay, Prevent Or Make Difficult An Acquisition Of The Company, Which Could Prevent A Change Of Control And Therefore Depress The Price Of The Company’s Shares

          Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger or other acquisition of the Company. The Israeli Companies Law, which governs Israeli corporations, does not contain provisions that deal specifically with a merger that allows for the elimination of minority shareholders. Various provisions that deal with “arrangements” between a company and its shareholders have been used, however, to effect squeeze-out mergers. These generally require that the merger be approved by at least 75 percent of the shareholders present and voting on the proposed merger, at a shareholders’ meeting that has been called on at least 21 days’ advance notice. In addition to shareholder approval, court approval of the merger may be required, which entails further delay and the need to obtain a discretionary approval. Moreover, a merger may not be completed unless at least 50 days have passed from the time that the requisite approvals of the merger by each of the merging entities have been filed with the Israeli Registrar of Companies and 30 days from the shareholder approvals of each of the merging entities. Alternatively, the acquirer can cause minority shareholders to sell their shares if it acquires at least 90 percent of all outstanding shares (excluding shares held by the acquirer prior to the acquisition) and none of the minority shareholders successfully seeks to block the acquisition in court.

          The Israeli Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company. Here too there is an exception, if someone else is already a 45% shareholder of the company. These rules do not apply if the acquisition is made by way of a merger as opposed to a tender offer. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside Israel if, according to the law of the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public. However, under the Companies Law, if following any acquisition of shares the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company’s shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquirer may not acquire shares tendered if, by doing so, the acquirer would own more than 90% of the shares of the target company.

          Finally, Israeli tax law treats certain acquisitions, particularly share-for-share swaps between an Israeli company and a non-Israeli company, less favorably than United States tax law. Israeli tax law may, for instance, subject an Israeli resident shareholder who exchanges his shares in Healthcare for shares in a non-Israeli corporation to immediate taxation.

                              Risks Related To The Company’s Ordinary Shares

The Company’s Shares Price Has Been And May Continue To Be Volatile, Which Could Result In Substantial Losses For Individual Shareholders.

          The market price of the Company’s ordinary shares ranged between a high sales price of $1.52 and a low sales price of $0.60 during 2004 and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company’s control:

–	actual or anticipated variations in the Company’s quarterly operating results;

–	announcements of technological innovations or new products or services or new pricing practices by the Company or its competitors;

–	changes in United States and other countries’ government regulations relating to approval of the Company’s products;

–	results of regulatory inspections;

–	the status of patents and proprietary rights relevant to the Company’s products that are developed by the Company or its competitors;

–	increased market share penetration by the Company’s competitors;

–	announcements by the Company or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

–	additions or departures of key personnel; and

–	sales of additional ordinary shares.

          In addition, the stock market in general, and stocks of medical technology companies in particular, have from time to time experienced extreme price and volume fluctuations. This volatility is often unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Company’s ordinary shares, regardless of the Company’s actual operating performance.

An Investor Should Not Rely On An Investment in The Company If Such Investor Requires Dividend Income; The Only Return That Such Investor May Receive May Come From The Appreciation, If Any, In The Value Of The Company’s Ordinary Shares.

          The Company has not paid cash dividends on its ordinary shares in the past and has no plans to pay such dividends in the future. However, the Company does not rule out the possibility of paying such dividends in the future in the appropriate circumstances. An investor should not rely on an investment in the Company if such investor requires dividend income; the only return that such investor may receive may come from the appreciation, if any, in the value of the Company’s ordinary shares. In determining whether to pay dividends, the Company’s board of directors will consider many factors, including its earnings, capital requirements and financial condition. In addition, under Israeli law, the Company may only pay cash dividends in any fiscal year from its profits, if any, as calculated under Israeli law.

Controlling Shareholders Can Limit Shareholders’ Ability To Influence The Outcome Of Matters Requiring Shareholder Approval And Could Discourage Potential Acquisitions Of The Company’s Business By Third Parties; Pledge Of Shares.

          Gamida, the Company’s principal shareholder, holds 4,944,745 shares or approximately 64% of the Company’s voting securities. As a result, Gamida has a controlling interest over all matters, excluding related party transactions requiring approval by shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

          Out of the 4,944,475 shares, 3,822,428 are currently pledged to United Mizrahi Bank as security for a loan from the Bank to Gamida. In general, the pledge agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

The Sale Of Restricted Shares Could Cause The Market Price Of The Company’s Ordinary Shares To Drop Significantly.

          Most of the ordinary shares beneficially owned by the Company’s management and directors and their affiliates, aggregating approximately five million shares, are restricted securities under the federal securities laws. The Company has registered 4,111,612 shares for sale by its principal stockholder, Gamida as well as Diamed AG, DMI Investments BV and Dr. Nir Navot. As long as the registration statement remains effective, these shares may be resold without the volume restriction to which they would otherwise be subject. The remaining shares may be sold, but are subject to certain volume and other restrictions.  The Company cannot estimate the number of these shares that may be sold in the future or the effect that their sale may have on the market price of the ordinary shares. However, it could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them, even if the Company’s business is doing well.

The Market Price Of the Company’s Shares Could Decline If It Does Not Meet The Requirements For Continued Listing On NASDAQ.

          The Company’s ordinary shares are traded on the NASDAQ SmallCap Market, which has adopted rules that establish criteria for initial and continued listing of securities. The Company currently meets the criteria for continued listing of its securities on the NASDAQ SmallCap Market . If the Company’s ordinary shares are delisted from the NASDAQ SmallCap Market, trading in its ordinary shares could be conducted on an electronic bulletin board established for securities that do not meet the NASDAQ listing requirements. If the Company’s ordinary shares were delisted from the NASDAQ SmallCap Market, it would be subject to the so-called penny stock rules that impose restrictive sales practice requirements on broker-dealers who sell those securities. Consequently, de-listing, if it occurred, could affect the ability of shareholders to sell their ordinary shares in the secondary market. The restrictions applicable to shares that are de-listed, as well as the lack of liquidity for shares that are traded on an electronic bulletin board, may adversely affect the market price of such shares. For information concerning the recent trading history of the Company’s ordinary shares, see Item 9. “The Offer and Listing – A. Offer and Listing Details”.

Item 4. INFORMATION ON THE COMPANY

                    A.       History and Development of the Company

General

          The company was incorporated as a limited liability company under the law of the state of Israel in May 1988. The Company’s principal executive offices are located at Beit Amargad, 32 Shaham Street, Kiryat Matalon, Petach Tikva, Israel, 49170 (tel: 972 3 9277227).

          The Company’s business consists of development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Company is also engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans.

Important Events in the Development of the Company’s Business

          The Company was incorporated in May 1988 under the name “Istec Healthcare Technologies Ltd.” and changed its name to “Healthcare Technologies Ltd.” in December 1988.

          On February 24, 1989, the Company completed an initial public offering of ordinary shares and share purchase warrants in the United States and listed its securities on the NASDAQ SmallCap Market.( NASDAQ)

          In April 1991, the Company acquired Diatech Diagnostica Inc., a Delaware Corporation (“DDI”), and its wholly-owned Israeli subsidiary, Diatech Diagnostica Ltd. (“Diatech Israel”), a medical diagnostic kits manufacturer.

          In October 1991, the Company consolidated the operations of Diatech Israel with those of the Company’s subsidiary Pronto Technologies Ltd. (“Pronto”).

          In March 1993, the Company established a 51% indirectly-owned Israeli subsidiary, Savyon Yaron Diagnostics Marketing Ltd. (“Savyon Yaron”), in order to distribute medical diagnostic products produced by the Company and by other manufacturers. The Company’s 51% interest was issued to Pronto, the other 49% of the shares being held by Yaron Chemicals Ltd. Pronto transferred its entire 51% shareholding to Gamidor for nil consideration in October 2000. Then, in July 2001, Gamidor acquired the whole of Yaron Chemicals Ltd.’s 49% interest, again for nil consideration. Gamidor has since undertaken the business of Savyon Yaron, which as a result has become a dormant company.

          In June 1993, the Company acquired Immunotech Corp. (“Immunotech”), a privately-owned medical diagnostic kits manufacturer located in Boston, Massachusetts. The Company subsequently changed the corporate name of Immunotech to Diatech Diagnostics Inc. (“Diatech Inc.”). In June 1998, the Company sold the majority of Diatech Inc.’s medical diagnostic product lines to an Irish company and subsequently discontinued Diatech Inc.’s operations. Diatech Inc. was dissolved effective December 31, 1998

          In January 1995, the Company acquired 50% of Gamidor Limited, a United Kingdom company (“Gamidor UK”) engaged in the distribution and marketing of medical diagnostic products and laboratory systems and equipment. The remaining shares of Gamidor UK were owned by Gamida Trading Limited (formerly Eryphile Trading Ltd.), an affiliate of Gamida.

          In April 1997, the Company acquired Gamida-Gen Marketing (1979) Ltd. (subsequently merged into Gamidor), an Israeli private company engaged in providing products and services to clinical laboratories and in the molecular biology field in Israel.

          Effective February 1998, the Company completed a one-for-four share consolidation of its ordinary shares.

          In December 1998, the Company transferred all of its shares of Gamidor UK to the Company’s principal shareholder Gamida and acquired one half of Gamidor UK’s remaining shareholding in Gamidor Diagnostics Limited (“Gamidor Diagnostics UK”), formerly one of Gamidor UK’s wholly-owned subsidiaries, but by that time owned as to 52% by an unaffiliated third party (the “Purchaser”). Such shareholding was subject to put and call options in favour of the Company and the Purchaser respectively, and the Purchaser has since exercised such call options in full.

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

          As of December 1999, the assets of Diatech Israel were transferred and assigned to Pronto, whereby Pronto acquired and assumed all the current undertakings, services and assets of Diatech Israel and approved a share sale and assignment agreement between DDI and the Company whereby DDI transferred its holding in Diatech Israel to the Company. The Company’s board simultaneously approved the liquidation of DDI, due to its effectively being an inactive company.

          In January 2001, the Company acquired all of the issued and outstanding shares of Gamida Gen Ltd. (“GamidaGen”), formerly controlled by Gamida (see Item 7 below), in consideration for the issuance of 1,000,000 of the Company’s ordinary shares to the shareholders of GamidaGen. GamidaGen’s aggregate outstanding debts to third parties (including banks) amounted to approximately $0.7 million, in addition to approximately $0.3 million owed to the Company. As part of the acquisition the Company agreed to assume a guarantee of up to $270,000 of Gamida Gen’s debts in favor of an Israeli commercial bank (included in the above sum of third party debts) provided by DMI Investments B.V.(“DMI”) .DMI had thereafter been required by the bank to discharge its obligations pursuant to its guarantee. In September 2004, the Company entered into an agreement by and among DMI, the Company and Gamida Gen pursuant to which the Company issued to DMI, fifty-four thousand one hundred and five ordinary shares of the Company in consideration of DMI fully and finally releasing the Company of any obligation which it may have in connection with DMI’s demands to be reimbursed for the amount of approximately $270,000.

          In January 2001, the Company transferred all of the GamidaGen shares to its wholly owned subsidiary, Pronto, in consideration for $750,000. By the end of 2001 the Company had merged GamidaGen into Pronto. The purpose of this merger was to consolidate the operations of the two companies in order to achieve operating efficiencies by combining the two companies’ resources and activities. The merger was subsequently cancelled due to the Savyon Transaction described below.

          During October 2001, following the approval of the Company’s annual meeting of shareholders, the Company issued 2,000,000 additional ordinary shares to Gamida by means of a private placement. The proceeds amounted to $1.58 million.

          On August 19, 2003, the Company completed the registration for sale of approximately four million shares held principally by Gamida, as part of Gamida’s pledge to the United Mizrahi Bank (see above – “D. Risk Factors – Risks Related To The Company’s Ordinary Shares”), as well as shares issued to the remaining shareholders of Gamida Gen. For additional information concerning important events in the development of the Company’s business, see Item 7. “Major Shareholders and Related Party Transactions – B. Related Party and Inter-Company Transactions.”

          In December 2003, Pronto and Gamida Gen Marketing (1979) Ltd. initiated a merger with Gamidor. Subsequent to the merger, Gamidor remains the sole surviving entity. The purpose of the merger was to achieve operating efficiencies. Such merger is still subject to the approval of the Israeli tax authorities and Companies Registrar.

          Investment in Afferix Ltd.

          In August 2003, Pronto, which has since merged into Gamidor, invested in Afferix Ltd., by way of a convertible bridge loan. Afferix is in the process of developing a diagnostic kit for the identification of free iron in the blood stream. According to the bridge loan agreement, Pronto was to loan Afferix an aggregate of $300,000 in installments, convertible into approximately 40% of the share capital of Afferix. The bridge loan agreement entitled Pronto to designate up to three directors to the Afferix board of directors and to designate Afferix’s managing director. It also entitled Pronto to certain veto rights regarding certain board and shareholders resolutions, and to certain pre-emptive rights, rights of first refusal, co-sale and bring along rights.

          In December 2003, Pronto and Afferix amended the bridge loan agreement to the effect that Pronto is no longer required to loan to Afferix more than the $180,000 already advanced to Afferix. Moreover it is now agreed that Pronto is entitled to either convert or demand repayment of the loan subject to certain provisions of the bridge loan agreement, provided that Pronto shall not be able to demand repayment before December 31, 2004. The amendment stipulated that in the event Pronto converts the loan into shares, the number of shares to be issued to Pronto shall equal to 60% of the number of shares that would have been issued to Pronto under the original agreement had Pronto advanced to Afferix the full amount of $300,000. The amendment further stipulates that Pronto shall only be entitled to designate one director to the Afferix board of directors In the beginning of 2005, the loan was converted into shares representing approximately 27% of the issued and outstanding share capital of Afferix. Currently, Gamidor is entitled to designate one director to the Afferix board of directors but no longer has any veto rights regarding any board or shareholders resolutions.

          The Procognia Investment

          In January 2000, the Company established Procognia (Israel) with an initial investment of $600,000, and subsequently transferred the Company’s glycobiology research and development project into Procognia (Israel). During the second half of 2000, Procognia (Israel) effected a private placement of its equity securities to unaffiliated third party investors, raising an aggregate of $2,500,000, for approximately 28.14% of the share capital of Procognia (Israel) (allotted as 2,500,000 preferred shares). At the end of 2001, the third party investors granted convertible loans amounting to $2 million.

          In April 2002, Procognia (Israel) secured $14.3 million in a second round of financing, . For the purposes of this financing, a newly organized company registered in England, Procognia Ltd., (“Procognia”) acquired 100% ownership of Procognia (Israel), in consideration for which the Company, as well as another existing Procognia (Israel) shareholder, received ordinary shares of Procognia in exchange for their Procognia (Israel) shares, while the subsequent investors received preferred shares carrying certain dividend and liquidation preferences and veto rights. Following the April 2002 financing, various funds managed by Apax Partners Europe became the principal shareholders of Procognia, owning in the aggregate approximately 37% of Procognia’s share capital.

          During December 2002, Procognia entered into an agreement to acquire another company, Sense Proteomic Ltd., in a share exchange transaction. In connection with this acquisition, Procognia completed a $4 million round of financing from certain of its shareholders other than Healthcare. Following the completion of these transactions, the Company’s ownership interest in Procognia decreased from 14.4% to 11.5%, on a fully diluted basis. . As a result of such financing of Procognia, Healthcare recorded a capital gain for the second quarter of fiscal 2002 of approximately $1.4 million.

          During 2004, Procognia completed two additional rounds of financing in which the Company did not participate, thus diluting the Company’s ownership interest in Procognia to approximately 4%. Owing to this dilution, the Company lost its right to nominate a director on Procognia’s board.

          On March 31, 2005, the Board of Directors and Audit Committee approved the sale of all the Company’s shares in Procognia to Gamida. Despite being only about a 4% equity investee of the Company and although the Company did not have any financial liabilities in respect of its investment in Procognia, under U.S. GAAP the Company was required to consolidate its proportionate share of Procognia’s accumulated losses in the Company’s balance sheet which amounted to $4,761,000 at December 31, 2004. As a result, the Board of Directors determined that it would be in the Company’s best interests to dispose of its holdings in Procognia.

          On April 15, 2005, the Company announced that it received notice from Nasdaq indicating that based on, the Company’s stockholders’ equity which was $1,921,000, the Company is not in compliance with the minimum $2,500,000 stockholders’ equity requirement for continued listing on Nasdaq. Therefore, the Nasdaq Staff is reviewing the Company’s eligibility for continued listing on Nasdaq.

          As requested by Nasdaq, the Company provided Nasdaq with a definitive specific plan to achieve and sustain compliance with the listing requirements through the previously announced sale of all the Company’s shares in Procognia to Gamida, which would result in an increase in stockholder’s equity of approximately $4.8 million thereby regaining compliance with the stockholders equity requirement for continued listing.

          On May 29, 2005, the shareholders of the Company approved the sale of all the Company’s shares in Procognia to Gamida. For a description of the terms of this agreement, see Item 7B “Major Shareholders and Related Party Transactions-Related Party and Inter-Company Transactions.”

          The Savyon Transaction

          Prior to the transaction described in this section (the “Savyon Transaction”), Pronto Technologies Ltd. (“Pronto”) was called Savyon Diagnostics Ltd. The company changed its name from Savyon to Pronto in order to permit the new company established for the purposes of the Savyon Transaction to adopt the name Savyon Diagnostics Ltd.

          On December 31, 2002, the Company and Pronto, which has since merged into Gamidor, entered into agreements with the Levine Family LP (“LF”), controlled by Dr. Martin Lee, to establish Savyon Diagnostics Ltd. for the purpose of acquiring Pronto’s clinical laboratory diagnostics business for a purchase price of approximately $1.9 million. As of December 31, 2004, the remaining $0.24 million of the $1.9 million purchase price are to be paid by Savyon to Gamidor by means of 12 consecutive monthly installments of $20 thousand each.

          In connection with the Transaction, Dr. Lee agreed to loan Savyon $1.2 million to be used to pay a portion of the $1.9 million purchase price to Pronto. These funds were advanced as agreed and have been duly remitted in partial payment of such purchase price. The loan bears an interest rate of libor plus 1.75% and has no fixed repayment date. The Company and Dr. Lee respectively own fifty percent of Savyon. Each of them has the right to appoint three members of the board of directors. Dr. Lee is the chief executive officer and Mr. Daniel Kropf is the chairman of the board. The purchase agreements with LF provide for certain buy and sell provisions, rights of first refusal and co-sale rights with respect to Savyon’s shares. They also provide that Savyon will provide certain manufacturing services to the Company. For further information, see Item 10. “Additional Information – C. Material Contracts”.

          As part of the Savyon transaction, the prior merger between Pronto and GamidaGen was cancelled.

          Any reference herein to “Savyon”’s activities in the field of clinical laboratory diagnostics shall in effect be referring to Pronto Technologies Ltd. with respect to anything that occurred before the Savyon Transaction and shall refer to Savyon Diagnostics Ltd. with respect to anything that occurred after the Savyon Transaction.

          Recent Developments

          ImmvaRx Transaction

          Further to the term sheet which the Company signed with ImmvaRx Inc. on June 29, 2004, the Company is negotiating a transaction for the transfer by ImmvaRx to the Company of all of ImmvaRx’s assets, including its intellectual property, in exchange for up to an approximate 87% interest in the Company. In addition, ImmvaRx may conduct a tender offer for the purchase of all of the Company’s shares. Immvarx engages in the development of therapies and diagnostic techniques addressing the adenocarcinoma class of cancers and certain kinds of allergies. The proposed transaction is subject to the negotiation and execution of a definitive agreement and to customary closing conditions, including the receipt of governmental and other third party consents, as well as the approval of Healthcare’s stockholders. There can be no assurance as to whether the transaction will occur.

          The current principal terms of the transaction provide that, at the closing Healthcare will issue to ImmvaRx a two year warrant to purchase up to 1,000,000 Healthcare shares at an exercise price ranging from $1.00 to $1.25 per share. Within 2 1/2 years from the closing of the transaction, but not earlier than January 1, 2006, ImmvaRx may conduct a tender offer for all of Healthcare’s shares at a price of $1.60 per share. Healthcare’s principal shareholder, Gamida For Life BV, must tender no less than 4.7 million of its shares in the tender offer. If the tender offer is completed within 2 1/2 years from the closing, ImmvaRx will have an option to sell all of its assets to Healthcare in consideration for the issuance to ImmvaRx of 52 million ordinary shares of Healthcare. If ImmvaRx does not exercise its option after completing the tender offer, or does not conduct the tender offer or complete it within two and a half years from closing, Healthcare shall have a call option to purchase all of the ImmvaRx’s assets for the same consideration. The structure of the transfer of ImmvaRx’s assets shall be negotiated by the parties following the exercise of either party’s option, and the transfer of ImmvaRx’s assets to the Company is subject to the qualification for tax deferred treatment and the Company’s shares continuing to be traded following the transfer of the assets. If the tender offer is completed within 2 1/2 years from the closing, Gamida will have a call option to purchase all of Healthcare’s shares in its current subsidiaries and affiliates in consideration for $7.2 million. If Gamida does not exercise its call option, Healthcare will have a put option for the sale of all of its shares in its current subsidiaries and affiliates to Gamida for the same consideration. As the agreement has yet to be signed, the terms of the transaction described above may be subject to change.

          In the event that the ImmvaRx transaction is completed, it would result in the transfer of the Company’s existing business to the Company’s principal stockholder and a change of control in the Company. Thereafter, the success of the Company would depend upon the Company’s ability to complete the research and development and commercialization of ImmvaRx’s products and technologies in the cancer and allergy therapeutics fields, of which there can be no assurance.

Principal Capital Expenditures and Divestitures

The following is a table of the Company’s principal capital expenditures for the last three years.

	Year ended December 31,

	2004	2003	2002

	(in thousands of U.S. Dollars)

Fixed Assets	313	263	840
Patents, know-how, trademarks	0	20	135
Total	313	283	975

          The figures of 2002 include Savyon and the figures of the years 2003 and 2004 do not include Savyon.

         For information concerning material acquisitions and divestitures of business interests by the Company since the beginning of fiscal 2002, see Item 4. “Information On The Company – A. History and Development of the Company” and Item 7. “Major Shareholders and Related Party Transactions”.

                    B.       Business Overview

General

          The Company specializes in the development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Company is also engaged in the production and marketing in Israel of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans, including prenatal testing for diseases such as cystic fibrosis, gaucher and other diseases that are prevalent in the Jewish population, and testing for predisposition to diseases such as breast, ovarian and colon cancer, thrombosis and certain cardiovascular diseases.

          The Company distributes its own products as well as products from other manufacturers, including some of the leading in vitro diagnostics and scientific companies in the world (such as Dade- Behring and Amersham), which enhances the Company’s international commercial contacts and access to marketing know-how and expertise. The Company also believes it is well placed in Israel’s scientific community, particularly in the biotechnology sector, which allows for opportunities to participate in investment and scientific cooperation with others seeking commercial implementations for their technological achievements.

          By being both a developer and distributor of products, the Company believes it is well situated to gain an understanding of the needs of the market. The Company further believes that this position also creates opportunities for strategic partnerships in marketing and joint manufacturing. The Company remains focused on streamlining and consolidating its business operations in Israel.

          As a result of its vertical integration, the Company is able to develop new products based on market needs identified by the Company’s in-field sales force, test the release of new products in Israel and internationally, commercially manufacture such products in highly regulated production facilities and then market the products worldwide using its international network of distributors. The Company believes that this approach makes it attractive to third parties in need of diagnostic test marketing and distribution, as well as to third parties in need of contract research and development and/or manufacturing services.

          On December 31, 2002, the Company and Pronto entered into an agreement with the Levine Family LP (“LF”), controlled by Dr. Martin Lee to establish Savyon as a newly organized Israeli company to acquire Pronto’s clinical laboratory diagnostics business. The Company and LF each own fifty percent of Savyon. Mr. Daniel Kropf was appointed chairman of the board and Dr. Lee was appointed as its chief executive officer. See Item 4 – “Information on the Company --A. History and Development of the Company.”

Manufacturing – Savyon – www.savyondiagnostics.com

          The manufacturing activities of the Company are primarily conducted by Savyon.

          The Company believes that Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on a study conducted by Froste & Salive, which indicated that Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999.” The belief is further based on the fact that the Company’s sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately , $2.5 million, $3 million and $3.6 in 2002, 2003 and 2004 respectively, and to the best of Savyon’s knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon’s market share relatively unchanged. Savyon also manufactures immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays. Savyon focuses on specific segments of the clinical diagnostics market and is positioned to identify ideas and turn them into marketable products. Savyon provides quality diagnostic tools to laboratory professionals and point of care locations in Israel and worldwide. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the over-the-counter market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the in vitro diagnostics healthcare field. Savyon manufactures sophisticated immunoassays for antibodies detection of certain pathogens of sexually transmitted diseases (STD), particularly for the serological diagnosis of chlamydial infections and of respiratory tract infections (RTI), and sophisticated devices for the detection of urinary tract infections (UTI). Savyon operates under the quality standards of ISO 13485:2003 and currently produces its diagnostic kits for the detection of certain sexually transmitted diseases and other infectious diseases at its Ashdod facility. Savyon has not experienced any difficulty in obtaining supplies to date, there being many available suppliers including chemical companies for reagents and antibodies and for other supplies.

          During the past three fiscal years, the main categories of products manufactured by Savyon have been medical diagnostic kits and related products. Savyon’s current products include enzyme linked immunosorbent assay (ELISA) test kits, micro-immunofluorescence techniques (MIF), immuno peroxidase assays (IPA), Uriscreen™ – a rapid screening tool for over-the-counter and point of care testing, and rapid tests for the diagnosis of certain infectious diseases. As established above, Savyon believes it is a market leader in the sero-diagnosis of chlamydial infections. Savyon’s products are used by medical laboratories, physicians, other healthcare providers and research laboratories worldwide.

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

Savyon – Diagnostic Technology and Products

          The following is a summary description of the technologies underlying the diagnostic products currently manufactured by Savyon.

          Savyon’s diagnostic kits are designed for the simple and accurate conduct of a range of diagnostic tests utilizing enzyme immunoassay (EIA) and micro-immunofluoresence techniques and rapid tests. Immunoassays are diagnostic techniques which detect the presence or absence of a specific disease by measuring the amount of a specific antibody (indirect tests) or antigen (direct tests) in a patient’s blood sample or other body fluids through the introduction of a specific antigen or antibody into the sample. The manufactured tests are highly sensitive and highly specific.

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

          The three principal types of antibodies for certain specific infections are: IgM – which appears mainly the first time the body is infected by the infective agent, very close to the onset of the disease, and persists for a limited period of time varying from one infection to another; IgG – which appears and remains in the bloodstream even after the disease disappears; and IgA – which appears in both blood and body secretions and generally persists as long as the infective agent remains and disappears shortly after the pathogen leaves.

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

          Savyon also manufactures SeroFIA™ Chlamydia IgG, IgA and IgM diagnostic kits, which are based on the MIF assay methodology. This method uses a U.V. fluorescence microscope for the detection of “fluorescence staining” of glass slides fixed with chlamydia particles onto which the human antiserum to be tested is applied, followed by a specific fluorescent probe. This assay methodology is considered to be the gold standard in chlamydia serology. The MIF technique allows for differential determination of chlamydia pneumoniae, trachomatis and psittaci antibodies in human serum.

          In addition, Savyon manufactures SeroMP™  IgG, IgM & IgA diagnostic kits for the serological diagnosis of mycoplasma pneumoniae infections, one of the leading causes of atypical pneumonia. The test kits are based on M. pneumoniae membrane proteins and improve the diagnostic value of M. pneumoniae infection (more specifically, identification of the phase of disease) by enabling the specific detection and differential determination of the M. pneumoniae IgG, IgM and IgA antibodies. The test kits further provide semi-quantitative results for easier interpretation and follow up.

          SeroPertussis™ is a product line launched during the year 2001. Whooping cough (pertussis) is a highly contagious bacterial respiratory tract infection associated with bordetella pertussis bacilli. Pertussis is an endemic disease, but epidemics occur every 3 – 5 years. In the USA, 5000 – 7000 cases are reported each year. The incidence of pertussis has been greatly reduced by mass vaccination; however, even in countries with high vaccination coverage, the disease is re-merging. Worldwide, nearly 50 million cases of pertussis are diagnosed annually and about 350,000 people die of the disease.

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

          Savyon also markets the Quickstripe™ product line, which is produced by other manufacturers. The QuickStripe™ tests are rapid, quantitative one-step systems based on immuno-chromatographic technology. QuickStripe™ tests consist of a compact cassette-like plastic card which includes the components required to run the test, including a built-in procedural control to enable accurate results. QuickStripe™ tests are easy to use, require no instrumentation or procedures other than adding the sample to be tested to the kit and are therefore particularly suitable for use in physicians’ offices, hospital emergency rooms and urgent cases. QuickStripe™ test results are usually obtained within less then an hour, and generally provide a “positive/negative” result.

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

          The following charts summarize Savyon’s principal commercial diagnostic products:

SEXUALLY TRANSMITTED DISEASES (STDs)
PRODUCT	DESCRIPTION
SeroCT™ IgG, IgA	A peptide based enzyme-linked immunosorbent assay for the specific detection of IgG or IgA antibodies species specific to chlamydia trachomatis in human serum.
SeroFIA™ Chlamydia IgG, IgM, IgA	An immunofluorescence assay for the detection of IgG or IgM or IgA antibodies specific to C. trachomatis, C. pneumoniae and C. psittaci in human serum.
SeroELISA™ Chlamydia IgG, IgA, TRUE-IgM	An enzyme-linked immunosorbent assay for the detection of IgG or IgA or True IgM antibodies specific to chlamydia.
SeroHSV™ IgM	An enzyme-linked immunosorbent assay for the qualitative detection of specific IgM antibodies to herpes simplex virus type 1 or 2 in human serum.

RESPIRATORY TRACT INFECTIONS (RTIs)
PRODUCT	DESCRIPTION
SeroCP™ IgG,IgM,IgA	An enzyme-linked immunosorbent assay for the qualitative detection of IgG or IgM or IgA antibodies specific to C. pneumoniae in human serum.
SeroCP Quant IgG, IgA	An enzyme-linked immunosorbent assay for the semi-quantitative determination of IgG or IgA antibodies specific to C. pneumoniae in human serum.
SeroMP™ IgG, IgM, IgA	An enzyme-linked immunosorbent assay for the detection of IgG or IgM or IgA antibodies specific to mycoplasma pneumoniae in human serum.
SeroPertussis™ IgA/IgM, IgG	An enzyme-linked immunosorbent assay for the semi-quantitative detection of IgG antibodies and IgA/IgM antibodies specific to bordetella pertussis in human serum.
SeroFIA™ Chlamydia IgG, IgM, IgA *	An immunofluorescence assay for the detection of IgG or IgA or IgM antibodies specific to C. pneumoniae, C. trachomatis and C. psittaci in human serum.
SeroELISA™ Chlamydia IgG, IgA, TRUE-IgM *	An enzyme-linked immunosorbent assay for the detection of IgG or IgA or True IgM antibodies specific to chlamydia.

—	Savyon’s SeroFIA™ Chlamydia and SeroELISA™ Chlamydia kits may be used for the diagnosis of both STDs as well as for the diagnosis of RTIs.

URINARY TRACT INFECTIONS (UTIs)
PRODUCT	DESCRIPTION
URISCREEN™	A rapid UTI screening test for bacteria and the presence of somatic cells in human urine.

QUICKSTRIPE™
PRODUCT	DESCRIPTION
Strep A	A rapid, visual assay for the detection of streptococcal Group A antigen from throat swabs.
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

The Company – Technology and Products for Genetic Screening and Testing

          The proprietary Pronto™ technology for the rapid detection of point mutations and SNPs in DNA sequences is an accurate, user friendly, ELISA-based technology, suitable for medium and large scale screening. This molecular biology based technology enables the mass screening of genetic material for mutations, and has applications in many fields, including human healthcare, pharmacogenomics research and agriculture. Based on this technology, the Company, through GamidaGen and Pronto, developed over 15 diagnostic kits for carrier-screening, pre-natal diagnosis, and a selection of genetic pre-disposition to certain diseases.

          For carrier-screening and pre-natal testing, the Company developed a panel of kits that test for the most common disease-associated genes in Israel’s diverse population (e.g. cystic fibrosis, Canavan, gaucher, Bloom syndrome and Fanconi anemia). Such kits are used in many genetic testing centers in Israel for identifying prospective parents who may be carriers of mutations in genes associated with these diseases. the Company further developed a kit that tests for genes associated with cystic fibrosis, in order to address the needs of different European populations by testing different mutations in the same disease-associated gene in people from varying ethnic backgrounds.

          The Company also developed pre-disposition tests for certain diseases. Among these is a three-kit panel which tests for mutations in genes associated with pre-disposition to thrombosis, namely Factor V Leiden (“Factor V”), which is the most common hereditary blood coagulation disorder in the United States, the prothrombin (“Factor II”) mutation 20210A, which is a major risk factor for venous thrombosis and certain arterial thrombotic conditions and the methylenetetrahydrofolate reductase mutation 677C>T (“MTHFR”). People with even one copy of the mutated Factor II or Factor V gene may have an increased likelihood of thrombotic events. Such likelihood may be increased further in smokers, women taking birth-control pills and people who undergo major operations; thus, awareness of the existence of these mutations promotes preventive therapy. The Company developed further tests associated with pre-disposition to other diseases such as hemochromatosis (iron overload), screening kits for familial mediterranean fever, breast and ovarian cancer and colorectal cancer and a genotyping kit for Apo E (a gene correlated with pre-disposition to Alzheimer’s disease).

          The Company’s products in this field are intended for clinical laboratories carrying out diagnosis of a variety of genetic defects and, in particular, for Israeli, Arab, Jewish and ethnic European populations. In addition, the Company’s products are used in clinical laboratories performing pre-disposition testing (thrombosis, hemochromatosis, certain cancers and several other diseases and conditions). Under an agreement executed in September 2003 (the “PDL Agreement”), exclusive rights for the exploitation of the Pronto™ product range outside Israel have now been licensed to Pronto Diagnostics Ltd. PDL, a company founded by Dr. Nir Navot, formerly an employee of GamidaGen and latterly chief executive officer of Pronto. Gamidor continues to distribute the products in Israel, having also reserved a right of first refusal for handling there any new products that PDL develops but does not market itself. Subject to certain conditions, the manufacture of the product line for Gamidor continues to be assigned to Savyon.

          The following charts summarize the Company’s principal commercial products for genetic screening and testing:

CARRIER SCREENING AND PRE-NATAL DIAGNOSIS
PRODUCT	ASSOCIATED DISEASE GENE
Gaucher	Gaucher (glucocerebrosidase)
FMF	Familial Mediterranean Fever (Pyrin)
Canavan	Canavan (Aspartoacylase)
Bloom/Fanconi	Bloom’s syndrome (BLM); Fanconi Anemia C (FACC)
CF Basic; CF Open; CF Euro 1	Cystic Fibrosis (CFTR)
FD	Familial Dysautonomia (IKBKAP)
2 GeneScreen	Mucolipidosis type IV (ML IV), Niemann-Pick types A+B
4 GeneScreen	Canavan, BLM, FACC, FD
Tay Sachs	Tay Sachs (hexosaminidase)

GENETIC PRE-DISPOSITION TO DISEASE
PRODUCT	ASSOCIATED DISEASE GENE
Brca	Pre-disposition to breast cancer and ovarian cancer (Brca1, Brca2)
ApoE	Hyper-cholesterolemia (Apolipoprotein E)
APC	Pre-disposition to colorectal cancer
ThromboRisk ™	Increased risk of thrombosis (Factor V, Factor II, MTHFR)
Factor V	Increased risk of thrombosis
MTHFR	Increased risk of thrombosis
Factor II / Prothrombin	Increased risk of thrombosis
Hemochromatosis	Hemochromatosis\ iron overload (HFE)

DNA EXTRACTION
PRODUCT	USAGE
DNA extraction kit (from human whole blood)	Rapid DNA extraction for use in diagnostics and research laboratories

Research and Developments – Savyon

          The Company, through Savyon mainly, is engaged in certain research and development activities as detailed below. See Item 5D “Operating and Financial Review and Prospects – Research and Development Grants.” These activities include certain new projects in the diagnostic field. Savyon’s research and development expenditures were approximately $626 thousand dollars and $474 thousand dollars for the years 2004 and 2003 and represents Savyon’s effort in developing new products.

Patents

          The Company’s policy generally is to secure patent and design protection for significant aspects of its products and technologies, as well as contractual obligations – including confidentiality and proprietary rights undertakings – with employees and distributors. There can be no assurance as to the degree of protection these measures may or will afford.

          The Company is actively involved in research and has secured or is seeking patent and trademark protection for various aspects of its developments.

          In the genetic field, the Company has seven granted patents that it utilizes in producing its products (three of which have been assigned to PDL under the PDL Agreement). The patents are registered for methods of single nucleotide primer extension and kits therefore, of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore, and of characterizing GC-rich nucleic acid sequences. These methods relate to the Company’s Pronto™ genetic test products line. Three of the granted patents are registered in Israel ,three are registered in the United States and one is registered in Europe (national phase). All of them expire between 2012 to 2014.

          In the serologic field, during 2003 the Company received a U.S. patent regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays. This patent is used in the production of the Company’s Sero CT diagnostic test kit products. Likewise, there is a pending patent application registered in Europe.

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

          The Company, directly and/or through certain of its subsidiaries and affiliates, is also the exclusive licensee of issued (or applications pending relating to) patents and designs of certain research institutions and other third parties in Israel and certain other countries (including under the Patent Cooperation Treaty). The terms of such licenses are generally non-exclusive, subject to payment of royalties, including minimum annual royalties. See Item 10. “Additional Information – C. Material Contracts”.

          Marketing and Sales – Gamidor Group, Danyel and Savyon

          The Company’s marketing and sales activities in Israel are conducted by the Gamidor Group in the fields of clinical diagnostic laboratories and laboratories in general and by Danyel in the field of biotech research. The Company’s sales and marketing activities worldwide (other than in Israel) are conducted by Savyon.

          Marketing and Sales in Israel

          Clinical Diagnostics Laboratories – Gamidor Group – www.gamidor.com

          The Company markets products, reagents and systems to clinical diagnostic laboratories and doctors’ offices in Israel through the Gamidor Group.

          The Gamidor Group provides diagnostic systems, accessories, disposables and services to clinical laboratories, including for example genetic, pathology and hematology laboratories, as well as near-patient testing devices to doctors’ offices and supplies for industrial laboratories. Its customers generally consist of technicians and managers of such laboratories, the quality control departments of industrial firms, the Ministry of Health, administrators in sick funds (Israeli health insurance organizations), private health care institutions and the Ministry of Defense.

          The Gamidor Group distributes its products from various sources worldwide. Among its suppliers are Dade Behring, IRIS, Oxoid, Perkin Elmer Analitycal &Life Sciences-, Pharmacia Diagnostics and Ventana Medical. The Gamidor Group’s relationships with such suppliers are generally based on detailed written agreements, granting exclusive or non-exclusive distribution rights in Israel, in most cases subject to the attaining of certain minimum annual performance levels. Although the terms of some such written agreements have elapsed, the business relationships with the suppliers concerned are maintained and new contracts are negotiated for extended periods.

          The Gamidor Group is also exclusively responsible in Israel for making available to clinical laboratories the external assessment programs of the College of American Pathologists. It additionally markets software programs for diagnostic and related educational purposes.

          The Gamidor Group, moreover, distributes certain expensive items of capital equipment, such as the Microscan instrument of Dade Behring, TOA’s Sysmex coagulation systems (through Dade Behring) and the IRIS automated microscopy system. The Gamidor Group provides certain customers with such instruments for a period of three to five years, during which time such customers undertake to purchase minimum monthly quantities of reagents from the Gamidor Group at prices which take into account the values of both instruments and reagents. Throughout such period, the Gamidor Group retains ownership and is entitled to re-possess such instruments. The terms and conditions of these arrangements are generally agreed in writing.

          In addition, the Gamidor Group acts in Israel pursuant to a written agreement as the sole and exclusive agent and technical support contractor for the automated laboratory specimen handling systems of Lab-Interlink Canada, Inc.. In this capacity, Gamidor in 2000 entered into an undertaking with Labotix’s for support to the customer, Maccabi Medical Healthcare Services, and to meet certain technical service, support, training and related obligations provided for on its part in the Turnkey and Service & Support Agreements made between Labotix and Maccabi in connection with the first installation in Israel of one such system.

          Biotechnology Researchers – Danyel – www.danyel.co.il

          The Company markets instruments, devices, systems, compounds, reagents and services to biotechnology researchers in Israel through Danyel. Such products include –

genomic-sequencing – genotyping, single nucleotide polymorphism (SNP) analysis and DNA microarray methodologies;

proteomics – analytical instruments for taking any step in protein purification and characterization processes, such as columns/media for chromatography evaluation software systems for analyzing interacting bio-molecules, and, a high throughput 2-D electrophoresis workstation including an automated spot picker and a MALDI_TOF mass spectrometer;

bio-plast division – disposable devices for immunology, cell culture and molecular biology for research laboratories and biotech industries;

Danyel Biotech Services (DBS) – DNA sequencing and SNPs analysis, RT PCR and special customized biological projects with the cooperation of QBI Ltd. (dbs-QBI)

Danyel also imports and markets a range of specialized instruments, reagents and radioactively labeled compounds for academic and biomedical research laboratories, consumable products in the fields of cell culture, molecular biology and immunology, and analytical and laboratory systems such as spectrophotometers, fluorometers, electrophoresis equipment and consumables.

          Danyel represents and distributes products manufactured by leading companies from around the world, including Ge Healthcare (formerAmersham Biosciences), BiaCore, Ciphergen, Dynal Biotech, Nunc, Nalgene, JRH Biosciences, Tc Tech and Biotage ( Pyrosequencing).

          Marketing and Sales Worldwide – Savyon

          Savyon markets its diagnostic products through the Company’s subsidiaries, affiliates and in-house marketing organizations as well as through independent distributors and, in certain cases, OEM arrangements. Savyon’s continuing strategy has been to utilize the Company’s own marketing organization while relying on independent distributors, which presently account for the majority of sales of such products.

          Sales of Savyon’s diagnostic products in Israel have been made mainly through the Gamidor Group. Elsewhere, such sales have to date been made mainly to Germany, France and other Western European countries and to the United States, primarily through local distributors. Savyon also currently markets these products through distributors in Australia, Austria, Belgium, Cameroon, Canada, China, Dominican Republic, Finland, Greece, Italy, Japan, Latvia, Lithuania, Moldavia, Nigeria, Norway, Peru, the Philippines, Russia, South Africa, Spain, Switzerland, Taiwan, Thailand, The Netherlands, Turkey and Venezuela. The relationships with Savyon’s distributors are, in certain cases, regulated by written distribution agreements and, in some instances, by distributorship arrangements which are non-binding on the distributor.

          Under Savyon’s distribution agreements, the distributors are generally granted exclusive or non-exclusive rights to market Savyon’s products in limited territories for specified periods. These agreements usually require minimum purchase commitments and, in certain cases, are automatically renewable for additional periods, subject to satisfaction of defined minimum purchase obligations. Some such agreements also grant the distributor certain rights of first refusal for additional distribution rights. Distributors are typically required to undertake confidentiality and proprietary rights protection obligations. Savyon’s distributorships are not normally on a consignment basis.

          The Company’s products for genetic screening and testing have been commercially sold in Israel since January 1997 through Gamidor. Exclusive rights for the exploitation of the Pronto™ product range outside Israel have been licensed to PDL during 2003.

          Major Suppliers

          During 2003 and 2004, purchases from one of Danyel’s suppliers accounted for 34% and 31% for each year respectively of the Company’s cost of sales. In addition, during both 2003 and 2004, purchases from one of Gamidor’s suppliers accounted for 15% and 15% respectively of the company annual cost of sales. A failure of such suppliers to continue to supply products to the Company will adversely affect the Company’s business and financial results.

          Major Customers

          Sales to three sick funds in Israel, namely Maccabi, Clalit and Meuhedet (collectively, “the Sick Funds”) accounted respectively for 5%, 14% and 3% of the Company’s annual sales during 2004, and 8%, 14% and 7% of such sales in 2003. A significant decrease in the level of the Company’s sales to these customers could adversely affect the Company’s business and financial results.

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

          The Company’s strategy is to look for high growth niches, to concentrate on markets not competitively dominated or crowded and to ascertain market needs before commencing development of new products and technologies. The Company attempts to compete through its technology, short time-to-market, rapidness of assay, quality and price.

          In the area of chlamydia Savyon competes with such multi-national companies in the direct testing field as Abbott (LCR, Ag), Biomerieux, Roche (PCR), Syva and Unipath, which produce diagnostic products for the detection of chlamydia antigens. Savyon’s serology test kits for chlamydia compete with serology tests produced by companies such as Medac in Germany, Orgenics in Israel, MRL in the United States and LabSystems in Finland. Savyon’s SeroMP (micoplasma pneumoniae) products compete in the field of serology testing with products produced by companies such as Fujirebio in Japan.

          The QuickStripe™ products marketed by Savyon compete mainly with products produced by companies such as Quidel (USA), Sentinal Diagnostics (Italy), Agen (Australia), SA – Scientific (USA), Oxoid / Unipath (UK), Syntron (USA) and Veda Lab (France), although there are many others.

          The Company’s competitors in the field of genetic diagnostic tests have developed competing technologies for the screening of genetic materials for mutations. These competitors include many large and medium sized multi-national corporations, including Innogenetics in Belgium and Third Waves Technologies, Myriad Genetics, Affymetrix, Orchid BioSciences and Roche in the United States. The Company’s indirect competitors in this field include numerous small scale laboratories. Although the Company is not aware of any published industry market share statistics, the Company estimates, based upon its knowledge of the industry, that its market share in this field represents a very small portion of the total market.

Danyel

          Danyel Biotech’s principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Eldan (Agilent), Medtechnica (Waters) in the field of chromatography; Pharmatec (Tecan) and Saifan (Pe Life Science) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot (Greiner), Geter (Corning)  in the field of bio-plastics; and Saifan (Pe Life Sciences –NEN-), Biological Industries (Promega), Dinco Renihum (Invitrogen) and Sigma Israel in the field of molecular biology and Biology Reagents. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2004 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel’s other products.

Gamidor Group

          The Gamidor Group’s principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex (Abbott) and Dover (J&J) for hematology products; Dyn Diagnostics (Roche) and Pharmtop (Sorin) for immunology products; Ilex (Vitek) and Pharmtop (Sorin) for microbiology products; Teva Medical (Nequas) for quality control products; Dyn Diagnostics (Roche) and Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2004 the Gamidor Group accounted for a significant portion of the Israeli pathology, genetics, hemostasis products market and a lesser portion of the Israeli market for the Group’s other products.

Market Opportunities

          Market Definition: In vitro diagnostics (IVD) refers to the detection of various substances found in body fluids such as whole blood, plasma, serum, urine or saliva. In vitro, as distinguished from in vivo, refers to tests performed outside of the body. These are undertaken in a number of different clinical settings including hospital laboratories, commercial laboratories, doctors’ offices, ambulatory care centers and consumers’ homes. Due to its important role in the diagnosis and treatment of patients, in vitro diagnostic testing is an integral part of cost efficient, high quality patient care.

          The in vitro diagnostics market is large and essentially mature, with revenues of over $20 billion. The Company believes that its moderate level of growth is directly attributable to structural changes within the clinical laboratory sector. Hospital laboratories are radically restructuring to lower costs and improve productivity by way of liaison with in vitro diagnostics manufacturers. They seek integrative technological solutions that automate all or a significant portion of their testing workloads. The Company anticipates that the pressure on clinical laboratories to reduce the costs of in vitro diagnostic testing, coupled with the sluggish state of the market, may result in a consolidation among in vitro diagnostics suppliers. The Company expects the point of care and over-the-counter diagnostics segments to grow at a higher rate than the traditional in vitro diagnostics market, however. For further details as to the Company’s current engagement in both areas, see below: “Market Segmentation – (end-user / product)”.

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

          Market Segmentation (end-user / product): The Company provides diagnostic tools to laboratory professionals and at point of care sites in Israel and worldwide. The Company also provides over-the-counter kits for the diagnosis of certain infectious diseases in the USA. The Company’s medical diagnostic kits for certain sexually transmitted and infectious diseases are sold primarily to commercial laboratories and hospitals, which use them to perform tests requested by physicians. The Company’s QuickStripe™ products are addressed to the point of care markets, emergency rooms, urgent medical care and doctors’ offices. While the SeroFIA™ Chlamydia kits are generally used by professionals in reference laboratories, the Company’s SeroELISA™ Chlamydia, SeroCT and SeroCP Kits are mainly used by large institutional laboratories employing automated ELISA processors.

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

          The conduct of both animal and clinical testing is presently covered by extensive regulations designed to protect research subjects and to ensure the validity of the test data. Government regulation may impose costly procedures upon the Company and may delay or prevent the marketing of certain of the Company’s products.

          Failure to obtain, or delays in obtaining, such approvals would prevent or delay the commercial development of such products and could have a material adverse effect on the business of the Company. If the FDA and comparable regulatory bodies of other jurisdictions approve the sale of a product, their regulations will apply to the manufacturing and marketing of such product, including product labeling. Regulatory approvals are not required for the manufacture or marketing of the Company’s diagnostic products in Israel. The Company is not aware of any Israeli obligatory standard applicable to its diagnostic products, although the Company does not anticipate difficulties in complying with such a standard should it be found or become applicable.

          The manufacture, distribution and sale of in vitro diagnostics products, such as the Company’s test kits, require compliance with regulations which, generally, are less difficult to comply with than those covering therapeutic products. The FDA and similar agencies in other countries and regions have substantial regulations applying to the testing, marketing (including export) and manufacturing of products to be used for the diagnosis of disease. In the United States, many diagnostic products may be accepted by the FDA pursuant to a “510(k)” notification. Such application must contain information which establishes that the product in question is “substantially equivalent” to similar diagnostic products already in general use. Failure to obtain acceptance under the 510(k) application process would require pre-market approval (“PMA”), a process involving lengthy and detailed laboratory and clinical testing as well as other costly and time-consuming procedures.

          Most of the Company’s diagnostic products are CE certified, which allows Savyon to sell them throughout Europe. The Company has also received FDA approval for marketing certain of those products in the United States, including approvals pursuant to the Section 510(k) application process, and is actively pursuing such approvals for additional products. As of December 31, 2004, all products sold in Europe are CE certified

          Given the high proportion of its sales to countries of the European Union (EU), the Company has undertaken the necessary steps to comply with the EU In-Vitro Diagnostic Directive (IVDD). The Company expects all of its kits to be compliant with the relevant aspects of the EU IVDD by September 2004 and thus to be able to apply the “CE Mark” to most of its in vitro diagnostics and medical devices as mandated by the EU.

          The following summarizes the principal foreign regulatory approvals that the Company’s products have received:

Catalog No.	Product	FDA Approved 510K	CE Europe 98/79

A181-01	SeroCT™ IgG		Approved
A183-01	SeroCT™ IgA		Approved
511-01	SeroFIA™ Chlamydia IgG		Approved
512-01	SeroFIA™ Chlamydia IgM		Approved
513-01	SeroFIA™ Chlamydia IgA		Approved
A111-01	SeroELISA™ Chlamydia IgG	K915281/A	Approved
A112-01	SeroELISA™ Chlamydia TRUE IgM		Approved
A113-01	SeroELISA™ Chlamydia IgA	K914327/C	Approved
011-01	IPAzyme™ Chlamydia IgG/IgA	K910644	Approved
012-01	IPAzyme™ Chlamydia TRUE IgM	K901975/B	Approved
B261-01M	SeroMP™ IgG	K882596/D	Approved
B262-01M	SeroMP™ IgM	K895276/D	Approved
B263-01M	SeroMP™ IgA	K882596/D	Approved
A191-01	SeroCP™ IgG		Approved
A192-01	SeroCP™ IgM		Approved
A193-01	SeroCP™ IgA		Approved
A291-01	SeroCP Quant IgA		Approved
A293-01	SeroCP Quant IgG		Approved
A231-01	SeroPertussis™ IgA/IgM		Approved
A233-01	SeroPertussis™ IgG		Approved
101-01	URISCREEN™	K981084	Approved
4120-01	QuickStripe™ Strep A		Approved
FF9911	PRONTOTM BRCA		Approved
F9903	PRONTOTM ApoE		Approved
F9905	PRONTOTM Factor V		Approved
F9910	PRONTOTM MTHFR		Approved
F9909	PRONTOTM Prothrombin (Factor II)		Approved
F9923	PRONTOTM ThromboRiskTM		Approved
F9949	PRONTOTM Hemochromatosis		Approved
F9904	PRONTOTM FMF Basic		Approved
F9946	PRONTOTM CF Euro I		Approved
9900	Gaucher		Approved
9953	4GeneScreen		Approved
9906	Canavan		Approved
9931	Bloom/Fanconi		Approved
9948	FD		Approved
9963	FD Screen		Approved
9954	2GeneScreen		Approved
9960	ML4		Approved
9961	Niemann Pick		Approved
9901	CF Basic		Approved
9920	CF Open		Approved
9945	CFTR 5T		Approved
9925	DNA Extraction Kit		Approved

          Currently, there are no pending applications for approvals by the FDA, but the Company is awaiting CE certification of products first launched during 2004

          ISO Compliance

          The Company’s and certain of its subsidiaries’ activities in Israel have been audited by the Standards Institution of Israel and found to comply with the Quality Management Standard ISO 13485:2003, in the following sectors: research and development, manufacture and sales of diagnostics for the detection of various pathogens (Savyon); ISO 9001:2000 for supply, service and support of biological products for research and biotechnology (the Gamidor Group and Danyel); and biomedical supply, service and support (Gamidor).

                    C.       Organizational Structure

          See “Introduction” for a description of the Company’s organizational structure.

                    D.       Property, Plant and Equipment

          The Company’s principal facilities, including its administrative, research, manufacturing and marketing facilities, are located mainly at leased premises in, Petach-Tikva, Ashdod and Rehovot in Israel.

          The Company’s offices are located in Petach Tikva and are leased from Gamida for Life (Israel) Ltd. (“Gamida Israel”), a company controlled by Gamida. The Company leases 220 square meters with parking for an annual rental fee of approximately $38,000, linked to the Israeli consumer price index, which includes rent and parking charges.

          The Gamidor Group’s principal offices are located at the same location in Petach Tikva and are leased from Gamida Israel. The Gamidor Group leases approximately 265 square meters of space plus parking space for an annual rental fee of approximately $50,000, linked to the Israeli consumer price index. Such lease currently extends until September 2007. In addition, the Gamidor Group has extended its lease of a warehouse in Petach Tikva of approximately 300 square meters for an annual rental fee of approximately $29,000 for an additional period of 2 years until September 2005.

          Danyel’s principal offices, including its administrative and technical service laboratory facilities, are located in the Kiryat Weizman Science Park, Rehovot. Danyel leases approximately 240 square meters at an annual rental fee of approximately $35,000 (linked to the Israeli consumer price index) for a period of five years, ending May 30 2005. The agreement was extended for additional three years for an annual rental fee of approximately $ 27,000. In addition, during 2003 Danyel extended its lease of a warehouse of approximately 270 square meters for an annual rental fee of approximately $16,000 for a period of five additional years, ending June 30, 2008

          The Ashdod facilities are held by Savyon under the terms of a lease agreement from 1993, which as of August 1, 2004 was extended for an additional ten years, pursuant to which Savyon leases approximately 2,300 square meters of space at an annual rental fee of approximately $185,000, linked to the Israeli consumer price index. Savyon’s obligations under the terms of this lease are secured by a bank guarantee of approximately $185,000. These facilities, which are used for research and development activities, as well as for production and marketing of products, have been designed to comply with Good Manufacturing Practices requirements. The Ashdod site generally operates on a one-shift basis and there is presently capacity available to accommodate future growth. The Company believes that its facilities are well maintained and in good operating condition, and will be adequate for its operations for the foreseeable future.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          The Company and some of its subsidiaries maintain their accounts and present their financial statements in U.S. Dollars, the currency of the economic environment in which the Company operates. The results are then translated into New Israeli Shekels based on the current rate of exchange.

          The sales of the company in 2004 and 2003 represent the sales of Gamidor Diagnostics Ltd. and Danyel Biotech Ltd. Operational costs include the expenses of Gamidor, Daniel, Headquarters and public costs. The company’s consolidated figures for the year ended December 31, 2003 and 2004 include Savyon’s results on an equity method basis as compared to a full consolidation basis in 2002 as well as deconsolidation of Procognia’s results in 2003 as compared to consolidation of the first quarters’ results in 2002.

                    A.       Results of Operations

Year ended December 31, 2004 compared to the Year ended December 31, 2003

          Revenues for 2004 were $12.1 million compared to $12.4 million in 2003. This represents stability in sales to laboratories and point of care sites in Israel. Revenues for these two years do not include Savyon’s sales, which are presented on an equity basis according to US GAAP. The gross profit was $4.2 million as compared to $4.0 million for 2003. Amortization of goodwill and technology amounted to $0 thousand in 2004 versus $749 thousand in 2003. The reason for the decrease is due to the fact that the Company concluded the amortization of technology related to its investments during 2003.

          Net research and development costs for the year 2004 and 2003 were $95 thousand and $94 thousand respectively. However, Savyon’s net research and development expenditures were approximately $626 thousand and $474 thousand for the years 2004 and 2003 respectively and represent Savyon’s efforts in developing new products.

          Selling and Marketing expenses were $2.8 million in 2004 compared to $2.9 million in 2003. General and Administrative expenses were $1.8 million in 2004 versus $1.4 million in 2003. The increase of $0.4 million is mainly due to expenses associated with the ImmvaRx transaction in the amount of $104 thousand, bad debt expenses in the amount of $102 thousand and consultancy expenses related to our Genetic products amounting to $61 thousand.

          Imperment of an investment in affiliate amount to $100 thousand and $111 thousand in 2004 and 2003 and represent the wrote off of the investment in Afferix. As of December 31, 2004, the Afferix investment has been fully written off and as the Company does not guaranty any additional losses of Afferix, it shall therefore not be required to record Afferix’s future losses in its financial statements.

          Equity earnings (losses) in affiliate amounted to $53 thousand in 2004 as compared to $(14) thousand in 2003 and represent the Company’s share in Savyon’s income (loss).

          The net loss for 2004 was $359 thousand or $0.05 per share, as compared to a net loss of $500 thousand or $0.07 per share for 2003.

Year ended December 31, 2003 compared to the Year ended December 31, 2002

          Revenues for 2003 were $12.4 million compared to $16.7 million in 2002. The decrease is mainly, as mentioned, due to the deconsolidation of Savyon in 2003. Gross profit was $4.0 million as compared to $5.4 million for 2002.

          Selling, general and administrative expenses decreased in 2003 and were approximately $4.3 million compared to approximately $5.7 million in 2002. This decrease in selling, general and administrative expenses is primarily as a result of the deconsolidation of Procognia’s and Savyon’s activities starting April 1, 2002 and January 1 2003 respectively.

          Net research and development costs for the year of 2003 were $94 thousand as compared to $912 thousand in 2002, primarily as a result of the deconsolidation of Procognia’s and Savyon’s activities starting April 1, 2002 and January 1 2003 respectively. However, Savyon’s total net research and development expenditures for 2003 were $474 thousand as compared to $422 thousand in 2002 represent Savyon’s efforts in developing new products. Net profit loss for fiscal 2003 was $500 thousand or $0.07 per share, as compared to a net loss of $1.8 million, or $0.24 per share for fiscal 2002.

          Critical Accounting Policies

          Management’s discussion and analysis of the Company’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, The Company’s critical accounting policies are described in Note 2 to the Company’s financial statements. Starting January 2004, the Company, which has been reporting in accordance with the Israeli GAAP, has begun to report the financial statement in accordance with the U.S. GAAP. This change is due to new regulations which have become effective in Israel. The major impact of this change for the year ended December 31, 2004 has to do with the method of reporting Savyon’s operational performance which, under Israeli GAAP used to be consolidated using the proportionate consolidation method, and is currently accounted for under the U.S. GAAP in accordance with the equity method. The Company reviews the accounting policies applied in reporting its financial results on a regular basis. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to product returns, accounts receivable, inventories, investments, intangible assets, warranty obligations, restructuring, contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates as a result of actual outcomes being different from those on which the Company based its assumptions. These estimates and judgments are reviewed by management on an ongoing basis, and by the board of directors at the end of each quarter prior to the public release of the Company’s financial results. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of the consolidated financial statements.

          Allowance for Doubtful Accounts

          The Company maintains allowances in respect of doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

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

          Goodwill and Other Identifiable Intangibles

          The Company assesses the impairment of goodwill and other identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors the Company considers important which could trigger an impairment review include the following:

▪	significant underperformance relative to expected historical or projected future operating results;

▪	significant changes in the manner of the Company’s use of the acquired assets or the strategy for its overall business; and

▪	significant negative industry or economic trends.

          When the Company determines that the carrying value of goodwill and other identified intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the Company’s current business model. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company, as from January 1, 2002, under the U.S. GAAP, ceased amortizing goodwill arising from acquisitions completed prior to July 1, 2001. In lieu of amortization, the Company performs an initial impairment review of its goodwill in 2002 and an annual impairment review thereafter.

          If the Company determines through the impairment review process that goodwill has been impaired, it will record the impairment charge in its statement of operations.

          Additional Recent Accounting Pronouncements

          In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.

          As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have a material impact on its consolidated financial statements. In April 2003, the FASB issued SFAS No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies (1) the accounting guidance on derivative instruments (including certain derivative instruments embedded in other contracts) and (2) hedging activities that fall within the scope of FASB Statement No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” SFAS 149 amends SFAS 133 to reflect decisions made (1) as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS 133, (2) in connection with other projects dealing with financial instruments, and (3) regarding implementation issues related to the application of the definition of a derivative. SFAS 149 is effective (1) for contracts entered into or modified after June 30, 2003, with certain exceptions, and (2) for hedging relationships designated after June 30, 2003. The guidance is to be applied prospectively.

          Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company’s financial statements.

          In May 2003, the FASB issued SFAS 150, “Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity” which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer’s equity shares or variations inversely related to changes in the fair value of the issuer’s equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company’s financial position or results of operations.

          In December 2003, the SEC issued Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” (“SAB No. 104”) which revises or rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB No. 104 did not have a material effect on the Company’s consolidated results of operations, consolidated financial position or consolidated cash flows.

                    B.       Impact of Inflation and Devaluation

Product Development and Marketing Operations

          Although a substantial portion of the Company’s expenses arising from its product development and marketing operations is in U.S. Dollars or Dollar linked, the Dollar cost of such operations of the Company in Israel is influenced by the extent to which any increase in the rate of inflation in Israel over the rate of inflation in the United States is offset by a devaluation of the New Israeli Shekel in relation to the U.S. Dollar. Inflation in Israel will increase the Company’s Dollar cost of such operations and thus have a negative effect on the profitability to the Company of contracts under which the Company is to receive payments in U.S. Dollars or other foreign currencies, unless such inflation is offset by a devaluation of the NIS.

          A devaluation of the NIS in relation to the U.S. Dollar would have the effect of decreasing the Dollar value of any assets of the Company consisting of NIS or receivables payable in NIS (unless such receivables were Dollar linked). Such a devaluation would also have the effect of reducing the Dollar amount of any liabilities of the Company payable in NIS (unless such payables were Dollar linked). Conversely, any increase in the value of the NIS in relation to the U.S. Dollar would have the effect of increasing the Dollar value of any unlinked NIS assets of the Company and the Dollar amount of any unlinked NIS liabilities of the Company. Similarly, the Company’s gross profit is influenced by the devaluation of the Euro and NIS, in which a substantial portion of the Company’s sales are made, in relation to the U.S. Dollar.

Third Party Product Distribution Activities

          A substantial part of the Company’s third party product distribution activities is managed by the Gamidor Group and by Danyel. The Gamidor Group’s and Danyel’s sales are quoted in NIS; however, their selling prices are based upon a price list, which is quoted in the suppliers’ original currencies, mainly Euros and U.S. Dollars. The price is then converted into NIS at the relevant exchange rate on the date of sale to the customer. This enables the Gamidor Group and Danyel to reduce exposure to losses from devaluations of the NIS in relation to such foreign currencies. The Gamidor Group’s and Danyel’s accounts receivable are, however, quoted in non-linked NIS and, consequently, inflation in Israel would have the effect of increasing their financial expenses.

          In addition, the Gamidor Group’s and Danyel’s accounts payable are mainly quoted in such foreign currencies and, consequently, any excess of a devaluation rate in the NIS in relation to such currencies over the inflation rate in Israel would have the effect of increasing the Company’s financial expenses. Because the exchange rates between the NIS and the Yen, Euro and U.S. Dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations have an impact on the Company’s profitability and period-to-period comparisons of the Company’s results in U.S. Dollars. For details of changes effected in the Israeli government’s monetary policy relating to the representative rate of exchange of foreign currencies into NIS, see Item 3. “Key Information – D. Risk Factors.”

          The Company’s consolidated results of operations are, therefore, affected by several interrelated factors, including the rate of inflation in Israel, the devaluation of the NIS in relation to the primary foreign currencies relevant to the Company, the devaluation of relevant foreign currencies in relation to the U.S. Dollar, the extent to which the Company holds assets and liabilities in foreign currencies and the export programs of the Israeli government in which the Company participates. Similarly, the relationship between the Company’s monetary assets and liabilities in U.S. Dollars and NIS and whether these are linked to a foreign currency or price index also affect financial results.

                    C.       Liquidity and Capital Resources

          On December 31, 2004, the Company had working capital of approximately $2.8 million and shareholders’ equity of approximately $1.9 million. On May 29, 2005, the Company completed the sale of its shares in Procognia which resulted in an increase of the Company’s stockholders’ equity by approximately $4.8 million.

          During the year ended December 31, 2004, the cash flows used for operating activities were approximately $0.3 million and the Company used $ 0.08 million of net cash flows for investing activities. The company invested $0.3 million in fixed assests using collection of long-term receivables amounting to $227 thousand and proceeds from sale of fixed assets amounting $78 thousand.

          At December 31, 2004, the Company had short-term bank credit of approximately $0.9 million (including current maturities of long term bank loans) and long-term liabilities of $0.1 million. The Company believes that revenues from operations, bank credits, its available cash resources and the $240 thousand remaining balance of the Savyon purchase price will provide sufficient funds to meet anticipated cash requirements for the Company’s planned operations over the next twelve months.

                    D.       Research and Development, Patents and Licenses, Etc.

          The Company, mainly through Savyon, is actively engaged in research and development programs intended to develop new products, manufacturing processes, systems and technologies and to enhance existing products and processes. Research and development is funded by a combination of the Company’s own resources and research and development grants. The Company believes its research and development effort has been an important factor in establishing and maintaining its competitive position.

          In the genetic field, the Company has seven granted patents that it utilizes in producing its products (three of which have been assigned to PDL under the PDL Agreement). The patents are registered for methods of single nucleotide primer extension and kits therefore, of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore, and of characterizing GC-rich nucleic acid sequencers. These methods relate to the Company’s Pronto™ genetic test products line. Three of the granted patents are registered in Israel, three are registered in the United States and one is registered in Europe (national phase). All of them expire between 2012 to 2014.

          In the serologic field, during 2003 the Company received a U.S. patent regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays. This patent is used in the production of the Company’s Sero CT diagnostic test kit products. Likewise, there is a pending patent application registered in Europe.

          In both the genetic field and the serologic field, the Company has certain other granted patents and applications for patents that are not utilized by it for its products, will probably not be used in the future and therefore will not be renewed.

          The following table shows, for each of the periods indicated, the gross research and development expenses of the Company:

	Year ended December 31,

	2004	2003	2002

	(in thousands of U.S. Dollars)

Gross research and development expenses	95	94	1,070
Portion funded by the European Union’s 5th Framework Program (FP5) (“The CHEMAG Project” – detailed below)	–	–	(158)

Net research and development expenses	95	94	912

Savyon research and development expenses for the years 2003 and 2004 that are excluded from the table above are $474 thousands and $626 thousands respectively

Research and Development Grants

          Office of Chief Scientist (“OCS”)

          Under the Company’s research and development agreements with the Office of the Chief Scientist and pursuant to the Encouragement of Industrial Research and Development Law, 5744-1984, the Company is required to pay royalties at the rate of 3%–5% of sales of products developed with funds provided by the Chief Scientist, up to an amount equal to the Chief Scientist’s research and development grants (U.S. Dollar linked and bearing annual LIBOR interest since 1998) related to such products.

          The terms of these grants impose significant restrictions on the manufacture outside of Israel or the transfer of the technology developed pursuant to these grants to any person or entity without the prior consent of the Research Committee of the Chief Scientist. There can be no assurance that such consent, if requested, will be granted impose significant restrictions on.

          To date, the Company, excluding Savyon, has received approximately $0.66 million in grants for 1 project for the development of genetic diagnostic kits. The Company’s contingent obligations based upon the OCS project are approximately $0.53 million. As at December 31, 2004 the Company had paid the Chief Scientist approximately $0.13 million in royalties at a royalty rate of 3.5%.

          CHEMAG Consortium

          Savyon is a member of a consortium (“CHEMAG Consortium”) engaged in a research and development project, commenced in September 2001, into “novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment” (“CHEMAG Project”). The CHEMAG Consortium is funded by the European Union’s 5th Framework Program (FP5) with a total budget of €4.9 million. expendable over a three-year period. Savyon’s budget for this program over the three-year period of the CHEMAG Project is €930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding €465,125. As of December 31, 2004 the Company had received €330,000 and expects to have received approximately €130,000 by the end of 2005.

          The consortium agreement and the terms of the project, require each party (including Savyon), under certain conditions, to grant the other parties licenses and/or other user rights with respect to the intellectual property resulting from the performance of the project which it owns (“Foreground”), and with respect to certain intellectual property owned by each party in the same and/or a related field (“Background”). According to the agreement unless otherwise agreed in mutually satisfactory licensing agreements the ownership of Savyon’s Background intellectual property rights, patents, patent applications, registered designs or copyrights remains with Savyon and may not be used by any other party. The agreement further states that with regard to the exploitation of any Foreground intellectual property rights resulting from the performance of the project, whether patents, patent applications, registered designs or copyrights that a separate contract between the respective partners is to be made in a timely manner.

          NACBO Project

          In May 2004, Savyon entered into a consortium agreement with various other entities for the purpose of submitting a proposal to be awarded a project under the 6th Framework Program of the European Union (2002-2006) regarding the novel and improved nanomaterials, chemistries and apparatus for nanobiotechnology (“NACBO Project”). The consortium agreement and the terms of the project, if awarded, set forth various provisions regarding the parties’ (including Savyon) rights and obligations with respect to the intellectual property developed by each party throughout the project (Project IP) and certain pre-existing intellectual property of each party thereto (Pre-existing IP). Amongst others, each party is required, under certain conditions, to grant the other parties to the consortium agreement licenses and/or other user rights regarding the Project IP which they own, and regarding certain of their pre-existing IP which the parties are required to identify and list in an annex to the agreement.

                    E.       Trend Information

          Starting January 2004, the Company, which has been reporting in accordance with the Israeli GAAP, has begun to report its financial statements in accordance with the U.S.GAAP. This change is due to new regulations which have become effective in Israel. The major impact of this change has to do with the method of reporting Savyon’s operational performance which, under Israeli GAAP used to be consolidated using the proportionate consolidation method, and is currently accounted for under the US GAAP in accordance with the equity method.

          The first quarter financial reports of 2005 demonstrate stability in the Company’s operations. Revenues for the first quarter ended March 31, 2005 were $3.1 million, as compared to $2.96 million for the corresponding quarter last year. The first quarter gross profit was $1.11 million, as compared to $1.26 million in the first quarter of 2004. The net income for the quarter was $163 thousands compared with net income of $228 thousands, for the first quarter of last year.

          Sales

          The following is a breakdown of the Company’s total revenues according to the main categories of products sold and/or services provided and according to the principal geographic markets in which the Company competes, for each of the last three fiscal years.

Geographic Market	Product Category	2004	2003	2002

		in thousand of U.S. Dollars

Israel	Reagents and systems for the molecular biology industry	5,177	5,061	4983

	Reagents and systems for clinical laboratories	6,654	7,351	8369

total		12,130	12,412	13,352
Europe	Serology and others	*	*	2,584

Rest of the world	Serology and others	*	*	740
Total		12,130	12,412	16,676

*2004 and 2003 do not include sales of serology and other diagnostic products by the Company’s 50% owned affiliate, Savyon.

                    F.       Off-Balance Sheet Arrangements

          We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

                    G.       Tabular Disclosure of Contractual Obligations

          The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods:

	Payments due by period in thousands of USD

Contractual Obligations	Total	less than 1 year	1 – 3 years	3 – 5 years	more than 5 years

Long-Term Debt Obligations	788	86	702	–	–

Operating Lease Obligations	414	190	224	–	–

Purchase Obligations (1)	4,828	2,414	2,414	–	–

Total	6,030	2,690	3,340	–	–

          (1) The Company to date has met its purchase obligations mostly due to its main suppliers and maintains certain minimum purchase requirements with its main customers.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                    A.       Directors and Senior Management

          The executive officers and directors of the Company are as follows:

Name	Age	Position with the Company

Daniel Kropf	57	Chairman of the Board of Directors and Director (Class D)
Moshe Reuveni	49	Chief Executive Officer and Director (Class A)
Eran Rotem	37	Chief Financial Officer
Yacob Ofer	56	Director (Class D)
Rolando Eisen	63	Director (Class C)
Samuel Penchas	65	Director (Class B)
Israel Amir	63	Director (Class B)
Ethan Rubinstein	63	Director (Class A)
Varda Rotter	58	External Director
Elan Penn	54	External Director

          Mr. Daniel Kropf has served as Chairman of the board of directors of the Company since March 1996 and was also its Chief Executive Officer from January 2000 until January 2003. Following business school in Italy and training with American Hospital Supply in the United States, Mr. Kropf entered the businesses of Laboratori Don Baxter and Eurospital in Trieste, Italy, founded by his late father and managed by his mother. He later took responsibility for a French distribution house which forms a part of the Gamida Group of companies, and chaired the Migada Ltd. medical device manufacturing company. Mr. Kropf is the Secretary-General of the Centre European Juif d’Information (“CEJI”) in Brussels, is a life-time member of the ADL National Commission in the USA and chairman of MILA in Jerusalem (Non Violent Communication Center – Israel). He also serves as Chairman of two, not-for-profit organizations based in Holland, the Education for Life Foundation and the Universal Education Foundation. Mr. Kropf was formerly a director, chief executive officer and chairman of the board of directors of Rosebud Medical Ltd. (“Rosebud”) and a member of the board of directors of certain of the companies in which Rosebud held investments (Oridion, Bikurofe and AMC). Mr. Kropf is a director of certain of the Company’s subsidiaries (Gamidor, Savyon and Danyel) and of various companies in the Gamida Group. Mr. Kropf received his academic degree in marketing from the School of Industrial Administration of the University of Turin.

          Mr. Moshe Reuveni was appointed as the Company’s Chief Executive Officer in January 2003. Mr. Reuveni has been a director of the Company since March 1996. Mr. Reuveni also currently serves as the Managing Director of Gamida MedEquip Ltd. (a subsidiary of Gamida). Mr. Reuveni served as a director and Chief Financial Officer of Rosebud Medical Ltd. from March 1996 to January 2000. From December 1990 to December 1999, he served as General Manager of Gamida for Life (Israel) Ltd. Mr. Reuveni also currently serves as a director of certain of the Company’s subsidiaries: Gamidor and Danyel. Mr. Reuveni is a Certified Public Accountant and received his B.A. in Accounting and Economics from Tel-Aviv University.

          Mr. Eran Rotem has since May 2002 served as the Company’s Chief Financial Officer (“CFO”). Mr. Rotem was previously a senior manager in Ernst & Young, Certified Public Accountants, where he served from 1995 until April, 2002. He is himself a CPA and received his B.A. in Accounting and Finance from the Tel-Aviv College of Management.

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

          Professor Samuel Penchas was elected to serve as a Director of the Company by the Board of Directors on July 22, 2004. Between the years 1981 and 1999 he was, amongst others, the Director General of the Hadassah medical organization. Professor Penchas currently serves as a member of the board of directors of the following corporations and organizations:  Bank Hamizrachi Funds, Rosebud Medical Ltd., Comsec Ltd., and Migdal Insurance holdings co. Ltd..  Professor Penchas also currently holds the following positions: Professor of health administration and Associate Professor of Medicine at the Hebrew University Hadassah Medical School, Foreign Associate of the USA Academy of Science-Institute of Medicine and an Advisor to the Prime Minister Republic of Srbska.

          Mr. Israel Amir has served as a director of the Company since January 2000. Mr. Amir has also served as an external director of Dan Vehicle and Transportation (D.R.T) Ltd, an Israeli public company and as a member of the boards of directors of several private Israeli companies (A.T & T (Israel), TNS Teleseker Ltd., Teleseker-Policy Ltd, and Tele-Gal Ltd.). Mr. Amir has served since 1989 as an independent economic consultant. He received his M.A. in Economics from the Hebrew University in Jerusalem.

          Prof. Ethan Rubinstein has served as a director of the Company from July 1991 until October 1992 and since February 1993 and thereafter. Prof. Rubinstein also served as a director in Careline Ltd. from January 1990 until December 1995 and as a member of the board of Agis Ltd. from 1996 to 2001. He is currently a board member of Meditor Ltd. Prof. Rubinstein received his M.D. in Medicine from Basel University in Switzerland and his LL.B. in Jurisprudence from Tel-Aviv University.

          Prof. Varda Rotter has since October 2001 been serving as an External Director of the Company. Prof. Rotter received her B.Sc. and M.Sc. from Bar-Ilan University in 1969 and 1971 respectively, and a Ph.D. in Cell Biology from the Weizmann Institute of Science, Rehovot, in 1976.  Following post-doctoral research at the Center for Cancer Research of the Massachusetts Institute of Technology, she joined the Weizmann Institute’s Department of Cell Biology.  She was appointed Associate Professor in 1985 and Full Professor in 1992, and is now the incumbent of the Norman and Helen Asher Professorial Chair in Cancer Research at the Institute. Prof. Rotter is a genetic engineer, building biological bridges in the submicroscopic world of cancer research, focusing on certain tumor suppressor genes which may be used to obstruct the proliferation of cancer cells.

          Dr. Elan Penn was appointed an External Director of the Company in December 2003. Since 2002, he has owned and managed a private publisher (Penn Publishing Ltd.). Prior to that Dr. Penn was V.P. Finance of A.I– Research & Development of Artificial Intelligence Ltd. From 1998 to 2000 Dr. Penn was a Director and the Chief Executive Officer of Sivan Computer Training Company Ltd (traded on the TASE) and a Director and V.P. Finance of Mentortech Inc. (traded on NASDAQ), both companies being part of the Formula Systems Ltd. group of companies. From 1987 to 2000 Dr. Penn was V. P. Finance, Mashov Computers Ltd. (traded on the TASE) and Magic Software Enterprises Ltd. (traded on NASDAQ), both companies also being part of the Formula Systems Ltd. group. He has served as a member of the Board of Directors of Mashov Computers Ltd. and Walla Communications Ltd. (traded on the TASE), as well as of several international subsidiaries of the Mashov Computers Ltd. group of companies. Dr. Penn completed his PhD in Management Science, Imperial College of Science & Technology, University of London and read Economics at the Hebrew University of Jerusalem.

          The Company has determined that Ms. Varda Rotter and.Messrs. Rolando Eisen, Ethan Rubinstein, Elan Penn, Samuel Penchas are independent directors under the applicable Nasdaq and SEC regulations.

Senior Management and Employees

Savyon

          Dr, Martin Lee, has served as the president and chief executive officer of Savyon since January 1, 2003. He was previously a founder, Chief Executive Director and Laboratory Director of Great Smokies Diagnostic Laboratory. Dr. Lee’s Ph.D. is in biochemistry and microbiology. His career has included senior clinical positions at Lakeview and Meadowlands Clinical Lab Services, Rockland Medilabs, Corning Medical, Coulter Electronics and Pharmacia Fine Chemicals.

Danyel

          Mr. Luly Gurevich has, since 1999, served as the General Manager of Danyel. Prior to this appointment, he was Director of Marketing and subsequently Director General of Gamida-Gen Marketing. Prior to that, Mr. Gurevich was the marketing specialist for Dexmor Ltd. He started his career with 6 years’ experience as a technician for Sigma Israel Ltd. (Bio Makor), where he was involved in protein separation and characterization.

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

          There is no family relationship between any of our directors and executive officers.

                    B.       Compensation

          The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the 2004 fiscal year and in respect of such year was approximately $930,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company’s entire obligation towards said directors and executive officers in respect of severance pay), as well as annual consultancy fees paid to certain directors and amounts expended by the Company for automobiles made available to its officers (but excluding insurance premiums paid in respect of Directors & Officers’ Liability Insurance). See Item 7. “Major Shareholders and Related Party Transactions – B. Related Party Transactions.”

          The Company may be deemed to be a “controlled company” under the applicable Nasdaq regulations because the Company’s principal stockholder owns approximately 64% of the Company’s issued and outstanding shares. As such, the Company is exempt from the requirements of Nasdaq Rule 4350(c)(3) with respect to the compensation of its Chief Executive Officer.

Compensation of Individual Directors

Included in the aggregate directors’ and officer s’ compensation figure for 2004 set forth above were amounts paid pursuant to the following individual compensation arrangements:

          Mr. Daniel Kropf: In 2004, the Company reimbursed Gamida Israel for the services of Mr. Kropf as its active chairman at the rate of $10,000 per month.

          Mr. Israel Amir: Mr. Amir serves as a director of the Company for which he received approximately $5,000 per month in consulting fees in 2004.

          For additional information concerning these arrangements, see Item 7, “Major Shareholders and Related Party Transactions – Related Party and Inter-Company Transactions.”

Stock Options

          2000 Employee Share Option Plan: in July 2000, the shareholders of the Company approved the Company’s 2000 Incentive Share Option Plan (the “2000 Plan”) adopted by the Company’s board of directors in February 2000, pursuant to which share options in the Company may be granted to employees, directors and consultants of the Company or any subsidiary. An aggregate of 500,000 Ordinary Shares of the Company were reserved for issuance under the 2000 Plan, subject to certain adjustment. The 2000 Plan was administered by the board of directors either directly or upon the recommendation of the Share Option Committee. The Company’s board of directors appointed the members of the Company’s audit committee to also serve as the Company’s Share Option Committee.

          On August 28, 2003 the Company amended the 2000 Plan, as detailed below, pursuant to amendments to the Israel Income Tax Ordinance regarding options that had come into effect. Under the amended plan, a total of 377,500 ordinary shares of the Company are reserved and authorized for the purpose of the option plan, subject to certain adjustments. The plan is administered by the Board of Directors, (either directly or upon the recommendation of the Share Option Committee), which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. Options under the plan are issued to Israeli employees, directors, office holders, consultants, advisers and service providers of the Company and its subsidiaries. In accordance with the terms and conditions imposed by Section 102 of the Israel Income Tax Ordinance, grantees (excluding controlling shareholders of the Company or those who are not employees, office holders or directors of the Company) that receive certain options under the plan are afforded certain tax benefits. The Company has elected the benefits available under the “capital gains” alternative. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee (the “Trustee”) for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the end of the tax year in which the option was granted and deposited in trust with the Trustee. Options that are not exercised will become available for further grant by the Board.

          During 2003, the Company issued to each of the following employees, Eran Rotem and Moshe Reuveni, options to purchase 100,000 Ordinary Shares of the Company. Mr. Reuveni’s options are exercisable in accordance with the provisions of the 2000 Plan, into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $0.35, subject to a vesting schedule of four years, 1/4 on each of February 1, 2004, 2005, 2006 and 2007. Mr. Rotem’s options are exercisable in accordance with the provisions of the 2000 Plan, into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $0.38, subject to a vesting schedule of five years, 1/5 on each of May 20, 2003, 2004, 2005, 2006 and 2007. On August 24 ,2004, the Audit Committee and the Board of Directors, and on December 20, 2004, the shareholders, approved the granting to Yacob Ofer of options to purchase up to 62,500 Ordinary Shares of the Company. Mr. Ofer’s options are exercisable in accordance with the provisions of the 2000 Plan, each into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $0.86, subject to a vesting schedule of three years, 1/3 on each of August 24, 2005, 2006, and 2007.

          Following the option issuance to Messers. Reuveni and Rotem during 2003 and the issuance to Yacob Ofer in 2004, and the expiration of Eliezer Helfan’s, Ethan Rubinstein’s and Luly Gurevich’s options in 2005, options to purchase 175,000 ordinary shares remain available for issuance under the plan.

          In addition, see E. “Share Ownership” below for details of certain additional options granted by the Company.

                    C.       Board Practices

Terms of Office

          The Company’s Articles of Association, as amended, provide for a board of directors consisting, in addition to the two External Directors to be appointed and hold office in accordance with the provisions of the Israeli Companies Law, 1999 and any Regulations enacted thereunder, of not less than two nor more than eight members, classified with respect to the time for which the directors severally hold office, into up to four classes, each class to include two directors. Of such four classes, Class A directors were to hold office initially for a term expiring at the Annual General Meeting of the Company’s shareholders (“AGM”) convened in the year 1999, Class B directors to hold office initially for a term expiring at the AGM convened in the year 2000, Class C directors to hold office initially for a term expiring at the AGM convened in the year 2001 and Class D directors to hold office initially for a term expiring at the AGM convened in the year 2002.

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

          The Israeli Companies Law-1999 was most recently amended in March 2005 and requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise. This requirement is subject to, and will only enter into effect upon, the promulgation of regulations by the Israel Minister of Justice, which have not yet been published. The board of directors must make such determination by no later than 90 days following publication of such regulations.

          The Company may be deemed to be a “controlled company” under the applicable Nasdaq regulations because the Company’s principal stockholder owns approximately 64% of the Company’s issued and outstanding shares. As such, the Company is exempt from the requirements of Nasdaq Rule 4350(c) with respect to the nomination of directors.

Alternate Directors

          The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, subject to the approval of the directors, and may cancel such appointment. According to the Companies Law, the following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another alternate director. Appointment of an alternate director for a member of a committee of the board of directors is only permitted if the alternate director is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, such alternate director may only be another outside director possessing the same expertise as the external director being substituted and may not be a regular member of such committee. There are currently no alternate directors.

External Directors

          Pursuant to Israeli law, the Company is required to appoint two external directors. These directors must be unaffiliated with the Company and its principals. A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise. As aforesaid, the criteria for accounting and financial expertise or professional qualifications are subject to promulgation of regulations by the Israel Minister of Justice in consultation with the Israel Securities Authority, which have not yet been published; moreover, these criteria do not apply to external directors appointed before the recent amendment to the Companies Law – 1999, but will apply to their reappointment for an additional term. Any committee of the Board of Directors which is authorized to exercise any function of the board must include at least one external director.

          External directors are to be elected by a majority vote at a shareholders’ meeting, provided that such majority includes at least one-third of the shares held by non-controlling shareholders voted at the meeting or that the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the Company.

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

Directors’ Compensation

          The Company’s executive directors (i.e. directors who receive remuneration from the Company either as employees or consultants) are not entitled to receive any separate compensation in consideration for their services as directors of the Company. The Company’s non-executive directors receive annual fees which amounted to approximately $4,000 per person in 2004 on account of all services as directors, including participation in board and audit committee proceedings. The members of the board do not receive any additional remuneration upon termination of their services as directors. The Company’s non-executive directors for the year of 2004 were Professors. Varda Rotter, Ethan Rubinstein and Samuel Penchas (who was appointed on July 22, 2004) and Messers. Rolando Eisen, Eliezer Helfan (who resigned on December 27, 2004) and Elan Penn.

Audit Committee

          The Companies Law requires that certain transactions, actions and arrangements be approved in certain cases, by the audit committee of the company’s board of directors, whose members meet certain criteria of independence as defined in the Companies Law and by the board of directors itself and in certain circumstances, shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. The audit committee has a written charter which has been filed as an exhibit to this annual report.

          The Company’s audit committee is comprised of Professors Varda Rotter, Samuel Penchas and Dr. Elan Penn. Mr. Eliezer Helfan and Mr. Ethan Rubinstein resigned from the audit committee on December 27, 2004 and May 30, 2005, respectively. The Company has determined that the members of the audit committee meet the applicable Nasdaq and SEC independence standards. In addition, the Company has determined that Dr. Elan Penn is a financial expert as defined by the SEC.

                    D.       Employees

          As of December 31, 2004, the Company (directly and through its subsidiaries) employed at its facilities 125 persons, of whom 26 were employed in production, 8 in research and development and 91 in marketing, administration and management.

	Year ended December 31,

Number of Employees employed by the Company in *:	2004	2003	2002

Management, sales and marketing	91	67	84

Research and development	8	8	8

Production	26	30	27

Total	125	119	119

          * Including Savyon’s employees which were 56 and 46 in fiscal 2004 and 2003 respectively.

          The Company’s employees are generally required to sign a non-disclosure agreement covering the Company’s proprietary information which they may possess or have access to.

          Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Association) are applicable to the Company’s Israeli employees by order of the Israeli Ministry of Labor. These provisions concern mainly the length of the workday, minimum daily wages for professional workers, contributions to a pension fund, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. The Company generally provides its employees with benefits and working conditions beyond the required minimums. Furthermore, under collective bargaining agreements, the wages of some of the Company’s senior employees are partially linked to the Israeli consumer price index. Our employees are not represented by a labor union. We have written employment contracts with our employees and we believe that our relations with our employees are good.

          A general practice in Israel, which is followed by the Company, although not legally required, is the contribution of funds on behalf of its senior employees to a “Manager’s Insurance” fund. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to 5% of his wages and the employer contributes an additional 13.3% to 15.8%. In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.

                    E.       Share Ownership

          As of December 31, 2004, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding ordinary shares, other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida). See Item 7 “Major Shareholders and Related Party Transactions – A. Major Shareholders”. The following table sets forth, as of June 29, 2005, the number of options to acquire ordinary shares owned by each of the directors and officers of the Company, the exercise prices and termination dates of such options:

Name	No. Options	Exercise Price	Termination Date

Eran Rotem	95,000	$0.38	180 days from the date of termination of Mr. Rotem’s employment agreement *

Moshe Reuveni	100,000	$0.35	180 days from the date of termination of Mr. Reuveni’s employment agreement **

Yacob Ofer	62,500	$0.86	180 days from the date of termination of Mr. Ofer’s employment agreement***

*	five year vesting schedule: 1/5 on each of May 20, 2003, 2004, 2005, 2006 and 2007.

**	four year vesting schedule: 1/4 on each of February 1, 2004, 2005, 2006 and 2007.

***	three year vesting schedule: 1/3 on each of August 24, 2005, 2006, and 2007.

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

                    A.       Major Shareholders

          The following table sets forth, June 15, 2004, the number of ordinary shares owned by all shareholders known to the Company to own beneficially more than 5% of the Company’s ordinary shares.

Name and Address	Number of Ordinary Shares NIS 0.04	Percentage of all Ordinary Shares NIS 0.04 Owned Outstanding (1)

Gamida for Life B.V. (2)(3) Drentestraat 24BG 1083 HK Amsterdam The Netherlands	4,944,745	64%

1.	Based on 7,702,832ordinary shares NIS 0.04 outstanding on June 29, 2005. Also see (2) below.

2.

Gamida is the principal holding company of the Gamida Group (formerly the Eryphile Group), which engages in research, development, production and distribution of products and services for healthcare in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria. Gamida’s share ownership had increased by 18% in October 2001, mainly due to a private placement (See Item 4. “Information On The Company – A. History and Development of the Company – Recent Developments” above). During 2003 Gamida increased its percentage ownership in the Company by 14% through the acquisition of 1,122,317 ordinary shares in a private transaction. Approximately 80% of Gamida’s holdings in the Company are held by the Trust Company of United Mizrahi Bank as security for a loan advanced to Gamida by the Bank. In general, the pledge agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

3.

Mr. Daniel Kropf, who serves as Chairman of the Company’s board of directors and who served as the Company’s Chief Executive Officer from January 2000 until January 2003, is the controlling shareholder of the parent company of Gamida.

          As of April 27, 2005 there were 7,702,832 ordinary shares outstanding, 87 stockholders of record and more than 300 beneficial owners of its ordinary shares

                    B.       Related Party and Inter-Company Transactions

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

Services Arrangements

          Gamida Group

          Following approval by the Company’s board of directors and audit committee in November 1999 and March 2000, the Company’s shareholders approved the payment of annual services fees equal to the lower of (i) an aggregate of $120,000 and (ii) zero point eight percent (0.8%) of the Company’s gross consolidated annual turnover (the “Fees”) to Gamida Israel for the services of Mr. Daniel Kropf as active chairman of the Company’s board of directors and Chief Executive Officer. The Fees were paid on a monthly basis, plus VAT at the rate legally applicable at the time of payment. The services and payment of the Fees were mutually terminable upon ninety (90) days’ prior written notice by either the Company or Gamida Israel. The Fees were paid in respect of Mr. Kropf’s services commencing as of October 1, 1999. The fees for the period from October 1999 – January 2003 were determined at $10,000 per month, based on (i) an aggregate of $120,000 per annum. No additional fees were paid in respect of Mr. Kropf’s services while acting as Chief Executive Officer of the Company. Following approval by the Company’s audit committee and board of directors on November 2004, respectively, the Company’s shareholders, on December 20, 2004, approved the following: Effective as of January 1, 2004, the annual service fees payable by the Company to Gamida Israel in consideration for the services of Mr. Daniel Kropf as Chairman of the Board of Directors shall be $120,000 per annum, such fees to continue to be paid on a monthly basis plus VAT at the rate legally applicable at the time of payment, and both said services and the payment of such fees to remain mutually terminable upon ninety (90) days’ prior written notice by either the Company or Gamida Israel.

          Mr. Reuveni, who took office as the Company’s Chief Executive Officer as of January 2003, is paid a monthly fee of $5,000.

          Until March, 2002, Gamida Israel provided the Company with financial management, accounting and book-keeping services for an aggregate annual fee of $316,000, which had been approved by the Company’s board of directors, audit committee and shareholders meeting. In March 2002, the Company’s board of directors, audit committee and shareholders approved a revision of the foregoing arrangements, as a result of which the Company with effect from January 2002 is to provide the Gamida Group as well as itself with the services previously rendered by Gamida Israel and Gamida Group is to reimburse the Company for its proportionate share of the expenses of providing such services. Accordingly, the Company received payment amounting to an annual sum of approximately $81,400 (not including subsidiaries) for the years 2004 from the Gamida Group for such services,

          Mr. Gareth Keene, who is a director of Gamida, provides legal advice to the Company and its subsidiaries through Gamida Israel. During 2004, Mr. Keene provided such legal services at a cost amounting to approximately $100,000.

          Professor Ethan Rubinstein

          Professor Rubinstein served as a scientific advisor to Savyon from September 1989 for an annual fee of $18,000, such appointment being for a term of twelve months, but automatically renewable for additional 12-month periods. The arrangement ceased at the end of December 2000.

          During 2004, the Company’s audit committee, the board of directors and shareholders, respectively, approved an aggregate payment to Professor Rubinstein of approximately $2000 in consideration of his engagement to attend Procognia’s board meeting in London regarding the Company’s investment in Procognia and the dilution of the Company’s holdings following the recent round of investments in Procognia. . In December 2004, shareholder approval for such payment was obtained.

          Israel Amir

          Mr. Amir serves as a director of the Company. He receives approximately $5,000 per month from the Company as consultancy fees. According to Mr. Amir’s arrangement with the Company, he shall continue to provide services and receive the monthly consulting fees through December 2005, provided however that either the Company or Mr. Amir may terminate the arrangement with three months’ prior written notice to the other party. Mr. Amir shall also be entitled to bonus payments in amounts equal to 1 to 2% of the consideration paid in transactions involving the merger of the Company or its subsidiaries with another entity, the purchase or sale of all or a substantial portion of the share capital or assets of the Company or its subsidiaries, or the acquisition by the Company of all or a substantial portion of the share capital or assets of another entity (a “Transaction”), provided (a) Mr. Amir has played an instrumental role in securing the Transaction, (b) the exact amount of the bonus shall be determined by the Chairman of the board of directors of the Company, at his discretion; and (c) the actual payment of the bonus shall be contingent upon approval by the Company’s board of directors and, if Mr. Amir is serving as a director at such time, also by the audit committee and the Company’s shareholders.

          Eliezer Helfan

          Mr. Helfan served, until his resignation on December 27, 2004, as a director and as a member of the Company’s audit committee. Mr. Helfan has also provided the Company with certain consulting services. In May 2001, the Company’s audit committee and board of directors approved an aggregate payment of approximately $22,000, mainly in respect of his services in relation to Savyon’s acquisition of GamidaGen. In March and May of 2004, the Company’s audit committee and board of directors, respectively, approved an aggregate payment of approximately $6,000 for the provision of legal services regarding the Company’s investment in Procognia and the dilution of the Company’s holdings following the recent round of investments in Procognia. .In December 2004, shareholder approval for such payment was obtained.

Sub-Lease Arrangements

          For details of sub-lease arrangements of and with the Company’s subsidiaries, affiliates etc., see Item 2. “Information on the Company – D. Property, Plant and Equipment.”

Financing Arrangements

          In October 1999, the Company’s board of directors approved Pronto’s acceptance of a loan from Bank Leumi Le Israel in an amount in Swiss Francs equivalent to $190,000 for a period of three years to be repaid in monthly installments. Pronto transferred such loan to the Gamidor Group, which undertook to repay the loan directly to the bank and execute a guarantee in favor of the bank for the sums owed by Pronto within a limit of $190,000, subject to certain other terms and conditions. The loan was repaid on June 5, 2003.

          The Company’s board of directors and audit committee have in January 2000 further approved the granting of certain loans to certain of the Company’s subsidiaries in an aggregate amount of $500,000, which loans were converted into capital notes on May 31, 2000.

          During October 2001, Gamida invested $1.58 million in return for 2 million of the Company’s ordinary shares. (as detailed in: ‘Item 4 – History and Development of the Company’)

Sale of Certain Distribution Activities of the Company

          Following the acquisition of Gamida-Gen Marketing, which was subsequently merged into Gamidor, most of its direct activities were, from time to time, assigned and transferred to other Healthcare subsidiaries (Danyel and Gamidor). The remaining activities of Gamida-Gen Marketing consisted mainly of the distribution of chemicals and consumable laboratory products. In March 2000, the Company’s board of directors resolved that, in light of the poor results obtained by Gamida-Gen Marketing in 1999 from its remaining business (losses of $0.21 million from sales of approximately $0.95 million), and having regard to the fact that such remaining business deviated from the Company’s main fields of activity (medical diagnostics and biotechnology), that business was deemed to constitute a cumbersome asset which generated losses rather than profit. In view of there being no skilled management personnel for such business available within the Healthcare group and since any recruitment of the same was likely to require substantial investment, the board approved the sale of Gamida-Gen Marketing’s activities to Gamida Biochem Ltd., a former subsidiary of Gamida Israel.

Acquisition of GamidaGen

          In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen Ltd. (“GamidaGen”), formerly controlled by Gamida (see Item 7 below), in consideration for the issuance of 1,000,000 of the Company’s ordinary shares to the shareholders of GamidaGen. GamidaGen’s aggregate outstanding debts to third parties (including banks) amounted to approximately $0.7 million, in addition to approximately $0.3 million owed to the Company. As part of the acquisition the Company agreed to assume a guarantee of up to $270,000 of Gamida Gen’s debts in favor of an Israeli commercial bank (included in the above sum of third party debts) provided by DMI Investments B.V.(“DMI”) .DMI had thereafter been required by the bank to discharge its obligations pursuant to its guarantee. In September 2004, the Company entered into an agreement by and among DMI, the Company and Gamida Gen pursuant to which the Company issued to DMI, fifty-four thousand one hundred and five ordinary shares of the Company in consideration of DMI fully and finally releasing the Company of any obligation which it may have in connection with DMI’s demands to be reimbursed for the amount of approximately $270,000.

Sale of Procognia

          On May 29, 2005, the shareholders of the Company approved the sale of all the Company’s shares in Procognia to the Company’s principal shareholder, Gamida. The material terms of the Agreement are as follows:

1.	Upon signing the agreement, Gamida paid the Company an initial payment of $10,000 in consideration for all of the shares in Procognia held by the Company (the “Procognia Shares”).

2.	Upon the occurrence of any of the following events, Gamida shall make one additional payment to the Company as further described below:

a.	In the event an agreement is executed with ImmvaRx, Inc. (“ImmvaRx”), and ImmvaRx consummates a tender offer as contemplated therein (the “Tender Offer”), Gamida shall pay the Company $420,000.

b.

In the event the agreement with ImmvaRx is not executed or in the event it is executed but ImmvaRx’s option to execute the Tender Offer expires before consummation thereof, Gamida will pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the “Post-Tender Offer Consideration”) equivalent to an amount no greater than $420,000, plus, if any, 30% of the remaining Post Tender-Offer Consideration.

c.	Notwithstanding the above events, in the event:

i.

Gamida, within one year of the execution date of the Agreement, either sells the Procognia Shares and/or executes a letter of intent with a potential purchaser of the Procognia Shares (the “Sale”); and

	ii.	the Sale occurs prior to the consummation of the Tender Offer,

Gamida will pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the “Pre-Tender Offer Consideration”) up to $420,000, plus, if any, 80% of the remaining Pre-Tender Offer Consideration.

          The consideration of $430,000, i.e. the value of the Procognia Shares, was determined by an independent valuator.

                    C.       Interests of Experts and Counsel

          Not Applicable.

Item 8.  FINANCIAL INFORMATION

                    A.       Consolidated Statements and other Financial Information

          See Item 19. “Financial Statements and Exhibits” below.

          The financial statements included under “Item 18. Financial Statements and Exhibits” are incorporated herein by reference. The Financial Statement Schedules listed under the Rules of the Securities and Exchange Commission but not included herein are omitted either because they are not applicable, they are not required under the provisions of Regulation S-X or the required information is included in the Consolidated Financial Statements or the related notes thereto.

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

Dividend Policy

          The Company has never paid a cash dividend on its ordinary shares. In the foreseeable future, the Company intends to retain earnings for use in its business, but does not rule out the possibility of paying cash dividends in the appropriate circumstances. Future dividend policy will be determined by the board of directors, and will depend upon the Company’s earnings and financial condition, capital requirements and other relevant factors, including the impact of the distribution of dividends on the Company’s tax liabilities. Declaration of any final annual cash dividend requires shareholder approval, which may reduce but not increase such dividend from the amount proposed by the board.

                    B.       Significant Changes

          See Item 5. “Operating and Financial Review and Prospects – E. Trend Information” above.

Item 9.  THE OFFER AND LISTING

                    A.       Offer and Listing Details

          The Company’s ordinary shares are traded in the NASDAQ SmallCap Market under the symbol HCTL. The following table sets forth for the periods indicated the closing representative high and low sales price quotations of the Company’s ordinary shares as reported by NASDAQ. These quotations are not adjusted for retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

(i)	Annual high and low market prices for the last five fiscal years:

Fiscal Year	High	Low

2000	3.84	0.78

2001	1.03	0.48

2002	0.68	0.2

2003	1.9	0.25

2004	1.52	0.6

(ii)	High and low market prices for each full financial quarter for the two most recent fiscal years:

2003	High	Low

First Quarter	0.54	0.25
Second Quarter	0.78	0.25
Third Quarter	1.76	0.5
Fourth Quarter	1.9	1.02

2004	High	Low

First Quarter	1.5	1.05
Second Quarter	1.52	0.72
Third Quarter	1.18	0.6
Fourth Quarter	0.87	0.6

(iii)	High and low market prices each month for the most recent five months.

Month	High	Low

December, 2004	0.76	0.61
January, 2005	0.75	0.62
February, 2005	0.58	0.75
March, 2005	1.45	0.58
April, 2005	0.9	0.5
May, 2005	1.16	0.44

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

          Interested Party Requirements

          Under the Israeli Companies Law, 1999 (“Companies Law”) which, effective as of February 1, 2000, and as amended most recently in March 2005, replaced the Companies Ordinance (New Version), 1983 (“Companies Ordinance”) (other than certain specific sections), Israeli companies whose securities are publicly held are required to appoint at least two external directors (the “External Directors”) elected at a General Meeting of a company’s shareholders by a prescribed majority intended to allow non-affiliates to influence such election. Such companies whose securities are listed for trade on stock exchanges outside of Israel may, by resolution of the board of directors (without shareholder approval), deem a director who is presently serving on such company’s board of directors to be an External Director provided that such director qualifies under certain requirements of the Companies Law.

          The Companies Law details certain standards for the independence of External Directors. These directors must be unaffiliated with the company on whose board they serve and such company’s principals. They are entitled to obtain all information relating to such company’s management and assets and to receive assistance, in special cases, from outside experts at the expense of the company. The Companies Law imposes an obligation on these directors to convene a meeting of a company’s board of directors upon becoming aware of matters that suggest infringements of law, neglect of good business practice or improper conduct. A person shall be qualified to serve as an External Director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise. The criteria for accounting and financial expertise or professional qualifications are subject to promulgation of regulations by the Israel Minister of Justice in consultation with the Israel Securities Authority, which have not yet been published; moreover, these criteria do not apply to External Directors appointed before the recent amendment to the Companies Law.

          An External Director shall be appointed for a period of three consecutive years and may be re-appointed for one additional three-year period only. Under the Companies Law, any committee of the board of directors must include at least one External Director, and the audit committee must include all of the External Directors.

          In July 2000, the Company’s shareholders appointed Mr. Hillel Doudai as an External Director of the Company. Mr. Dudai served for approximately three years and resigned from the Company’s board and audit committee effective May 27, 2003 for personal reasons.

          In October 2001, the Company’s shareholders appointed Prof. Varda Rotter as an External Director, and on December 20, 2004 the shareholders re-appointed her in the same capacity. In December 2003, the Company’s shareholders appointed Mr. Elan Penn in the same capacity. Both Prof. Rotter and Mr. Penn have been serving as External Directors from the date of their respective appointments to date.

          Under the Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an Internal Auditor in accordance with the proposal of the audit committee. The role of the Internal Auditor is to examine, inter alia, whether the Company’s actions comply with the law, integrity and orderly business procedure. In November 2000, Mr. Yossi Ginosar was appointed as the Company’s Internal Auditor, and he has been serving as such since that time.

          According to the Company’s Articles, as amended in December 2003, the Company may, subject to the provisions of the Companies Law, and certain qualifications set forth in the Company’s Articles:

(i)

undertake in advance to exempt any Office Holder (as such term is defined in the Companies Law and described below), from such Office Holder’s responsibility or liability for damages caused to the Company due to any breach of such Office Holder’s duty of care towards the Company

(ii)	indemnify any Office Holder to the fullest extent permitted by the Companies Law

(iii)

resolve retroactively to indemnify an Office Holder with respect to certain monetary liabilities imposed on an Office Holder pursuant to a judgment and certain reasonable legal expenses incurred by the Office Holder, provided that such liabilities or expenses were incurred by such Office Holder in such Office Holder’s capacity as an Office Holder of the Company

(iv)	undertake, in advance to indemnify a Company’s Office Holder for the foreseeable liabilities and expenses described in section (iii) above up to a maximum amount set by the board of directors.

(v)

enter into an agreement to insure an Office Holder for any liability that may be imposed on such Office Holder in connection with an act performed by such Officer Holder in such Office Holder’s capacity, with respect to (i) a violation of the duty of care of the Office Holder; (ii) a breach of the fiduciary duty of the Office Holder; and (iii) a financial obligation imposed on the Office Holder for the benefit of another person

The Company may, moreover, procure insurance for or indemnify any person who is not an Office Holder, including without limitation, any employee, agent, consultant or contractor, provided, however, that any such insurance or indemnification is in accordance with the provisions of the Articles and the Companies Law.

          The Companies Law requires disclosure by an Office Holder to the company in the event that an Office Holder has a direct or indirect personal interest in transactions to which the company intends to be a party. An “Office Holder” is defined in the Companies Law as a director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.

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

          Arrangements with directors regarding their service (including their indemnification and/or insurance), extraordinary transactions between a public company and controlling shareholders, a private placement to a principal shareholder (a holder of 5% or more of a company’s issued share capital or voting rights) or due to which a shareholder will become a principal shareholder and, in certain circumstances, the other matters enumerated above, may also require shareholder approval. In a public company, a private placement also requires shareholder approval if it meets all of the following conditions: (1) the private placement will increase the relative holdings of a principal shareholder or will cause any person to become a principal shareholder, as a result of the issuance; (2) 20 percent or more of the voting rights in the company prior to such issuance are being offered; and (3) all or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms. In addition, under the Companies Law, certain transactions or a series of transactions are considered to be one private placement.

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

          Description Of Share Capital

          Description of Shares. Set forth below is a summary of the material provisions governing the Company’s share capital. This summary is not complete and should be read together with the Company’s Memorandum and Articles of Association, copies of which have been filed as exhibits to the Annual Report.

          As of December 31, 2003, the Company’s authorized share capital consisted of 40,000,000 ordinary shares, NIS 0.04 nominal value. As of December 31, 200, there were 7,702,832 ordinary shares and no preferred shares issued and outstanding.

          Description of Ordinary Shares. All issued and outstanding ordinary shares of the Company are duly authorized and validly issued, fully paid and non-assessable. The ordinary shares do not have preemptive rights. Neither the Company’s Memorandum and Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

          Dividend and Liquidation Rights. Subject to the rights of the holders of shares with preferential or other special rights that may be authorized, the holders of ordinary shares are entitled to receive dividends in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which the dividend is being paid (without taking into account the premium paid up on the shares) out of assets legally available therefor and, in the event of the Company’s winding up, to share ratably in all assets remaining after payment of liabilities in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made, subject to applicable law. The board of directors may declare interim dividends and recommend a final annual dividend only out of profits and in such amounts as the board of directors may determine. Declaration of the final annual dividend requires shareholder approval at a general meeting, which may reduce but not increase such dividend from the amount recommended by the board of directors.

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

          An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the board of directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, more than one-third of the total voting rights in the Company on the record date for such meeting. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the board of directors may determine. At such reconvened meeting, if a quorum is not present within half an hour from the appointed time, any two shareholders present in person or by proxy (and not in default under the Articles) will constitute a quorum. Shareholder resolutions generally will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. Shareholder resolutions for amending the Company’s Memorandum and/or Articles of Association, including making changes in the Company’s capital structure, approving mergers with or into the Company and/or the Company’s liquidation, will be deemed adopted if approved by the holders of 75% of the voting power represented at the meeting, in person or by proxy, entitled to vote and voting on the resolution. In addition, the Companies Law provides for certain extraordinary majorities for the approval of certain related party transactions, nomination of External Directors, authorizing a chairman of a company’s board of directors to also act as its general manager, as well as certain arrangements between a company and its shareholders and/or creditors.

          Shareholders’ Duties. Under the Companies Law, a shareholder has a duty to act in good faith towards the Company and other shareholders and to refrain from abusing his power in the company, including, among other things, when voting at the general meeting of shareholders on the following matters:

—	any amendment to the Articles of Association;

—	an increase of the authorized share capital of the Company;

—	a merger; or

—	approval of certain acts and transactions which require shareholder approval.

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

          The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds 50% of the voting power of the company. These rules do not apply if the acquisition is made by way of a merger. Regulations promulgated under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, either:

—	there is a limitation on acquisition of any level of control of the company; or

—	the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

          However, under the Companies Law, if following any acquisition of shares the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company’s shares or all the shares of the class, as applicable. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. If, however, the tender offer to acquire 95% is not successful, the acquiror may not acquire shares tendered if, by doing so, the acquiror would own more than 90% of the shares of the target company.

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

          Transfer of Shares and Notices. Fully paid ordinary shares are issued in registered form and may be transferred freely, subject to applicable securities law requirements. Each shareholder of record is entitled to receive at least 21 days’ prior notice of shareholders’ meetings. For purposes of determining the shareholders entitled to notice and to vote at such meetings, the board of directors may fix the record date not exceeding 60 days prior to the date of any general meeting.

          Modification of Class Rights. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the Company’s Articles of Association) may be modified or abrogated by the Company by a special resolution, subject to the consent in writing of the holders of the issued shares of the class, or by the adoption of a special resolution passed at a separate general meeting of the holders of the shares of such class.

          Access to Information. The Company files reports with the Israeli Registrar of Companies regarding its registered address, its registered capital, its shareholders and the number of shares held by each, the identity of the directors and details regarding security interests on its assets. In addition, Healthcare must file with the Israeli Registrar of Companies its Articles of Association and a copy of any special resolution adopted by a general meeting of shareholders. The information filed with the Registrar of Companies is available to the public. In addition to the information available to the public, the Company’s shareholders are entitled, upon request, to review and receive copies of all minutes of meetings of the Company’s shareholders.

          Transfer Agent and Registrar. The transfer agent and registrar for the Company’s ordinary shares is Continental Stock Transfer & Trust Company.

                    C ..       Material Contracts

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

          Savyon

          Advanced Products Agreement: Under an agreement dated October 1983 with B.G. Negev Technologies and Application Ltd., formerly Advanced Products Beer-Sheva Ltd. (“Advanced Products”) as agent for Ben-Gurion University, the Company is the exclusive licensee for the know-how regarding enzymatic and radioimmuno methods for the determination of specific antibodies of the types IgA, IgG and IgM to certain infectious diseases (which know-how is a substantial part of the technology underlying the Company’s diagnostic kits for certain infectious diseases), including improvements thereto and the right of first refusal for innovations.

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

          Savyon-Yissum Agreements On March 20, 1996, the Company entered into an agreement with Yissum Development Corporation of the Hebrew University in Jerusalem (“Yissum”) for conducting research with respect to Piezoelectric electrodes for human medical diagnostic applications. Royalties were to be payable under the agreement at a rate of 4-6% of sales and 38% of sub-license fees. In addition, the Company agreed to pay Yissum non-refundable minimum royalties of $12,000 per year, commencing January 1, 1999, which were to constitute an advance on royalties subsequently becoming due. The agreement provided that Yissum would retain all proprietary rights to the results of the relevant research and that the Company would be the exclusive licensee for utilizing the know-how developed in such research for the development of products based on that know-how. In January 2002, the Company formally notified Yissum of its wish to terminate the agreement and to surrender to Yissum all of its rights and licenses thereunder.

          Ramot Agreements: In September 1987, the Company entered into an agreement with Ramot – University Authority for Applied Research & Industrial Development Ltd., a company engaged in the commercial exploitation of scientific developments of Tel-Aviv University (“Ramot”), pursuant to which the Company undertook to fund research conducted by Ramot on the isolation of bacteria from liquids.

          According to the agreement, Ramot will retain proprietary rights to the know-how resulting from the research, and the Company will receive an exclusive worldwide license for utilizing the know-how and results of the research for the development, manufacture and marketing of diagnostic products. Royalties are payable at the rate of 5% or 3% respectively, depending on whether a patent has been registered or not. Through December 31, 2001, Ramot was entitled to approximately $25,000 in royalties from the Company with respect to this agreement, which amount has been paid in full. Through November 15, 2002, Ramot was entitled to approximately $19,000 in royalties from the Company with respect to this agreement, which amount has been paid in full. On November 15, 2002, following the sale of the Diaslide manufacturing line (see Item 4.B. “Business Overview”), the Company assigned the Ramot agreement to the purchaser of the Diaslide manufacturing line.

          WRF Agreement: In accordance with an agreement dated October 26, 1994 between the Company and the Washington Research Foundation (“WRF”), the Company has been granted a worldwide non-exclusive license to make, have made, market, distribute and sell products which use certain licensed rights or know-how relating to diagnostic methods for the detection of chlamydia pneumoniae in a defined field of use. In accordance with the agreement, the Company paid WRF a license fee of $30,000, to which an additional $10,000 was, in accordance with the agreement, added on the anniversary of the agreement date and credited against future royalties. In addition, the Company undertook to pay, semi-annually, royalties at a rate of 7% of net sales, and an annual license administration fee of $3,500. In January 2003, the agreement was amended as a result of which the royalties were reduced to 5.5% and the annual license administration fee was increased to $7,000. The agreement is for a term of 17 years from its execution, or until the last remaining patent rights thereunder expire, whichever is later. Other than for termination upon breach and bankruptcy/insolvency, the Company may terminate the agreement upon 60 days’ written notice.

          CHEMAG Consortium: Savyon is a member of a consortium (“CHEMAG Consortium”) engaged in a research and development project into “novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment” (“CHEMAG Project”). The partners in the CHEMAG Consortium are Professor Ian Bruce of Greenwich University (UK), Professor Jean-Paul Lellouche of Bar-Ilan University (Israel), Istituto Zooprofilattico Sperimentale dell’Umbria e delle Marche (Italy), Nexttec GmbH (Germany), Proligo GmbH (Germany), Tecna SrL (Italy) and Savyon. The work plan covers three overlapping areas of materials science and materials chemistry: paramagnetic nano-particles, surface activation chemistries and novel phosphoramidites for DNA/RNA modification.

          The CHEMAG Consortium is funded by the EU’s 5th Framework Program (FP5) with a total budget of €4.9 million expendable over a three-year period. The CHEMAG Project commenced in September 2001. Savyon’s budget for this program over the three-year period of the Project is €930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding €465,125. As of December 31, 2004 the Company had received €330,000 and expects to have received approximately €130,000 by the end of 2005.

          The consortium agreement and the terms of the project require each party (including Savyon), under certain conditions, to grant the other parties licenses and/or other user rights with respect to the intellectual property resulting from the performance of the project which it owns (“Foreground”), and with respect to certain intellectual property owned by each party in the same and/or a related field (“Background”). According to the agreement, unless otherwise agreed in mutually satisfactory licensing agreements, the ownership of Savyon’s Background intellectual property rights, patents, patent applications, registered designs or copyrights remains with Savyon and may not be used by any other party. The agreement further states with regard to the exploitation of any Foreground intellectual property rights resulting from the performance of the project, whether patents, patent applications, registered designs or copyrights, that a separate contract between the respective partners is to be made in a timely manner.

          Agreements with Levine Family LP: On December 31, 2002, the Company and Pronto, entered into agreements with the Levine Family LP (“LF”), controlled by Dr. Martin Lee, to establish Savyon Diagnostics Ltd. for the purpose of acquiring Pronto’s clinical laboratory diagnostics business for a purchase price of approximately $1.9 million. As of December 31, 2004, the remaining $0.24 million of the $1.9 million purchase price are to be paid by Savyon to Gamidor by means of 12 consecutive monthly installments of $20 thousand each.

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

          NACBO Project: In May 2004, Savyon entered into a consortium agreement with various other entities for the purpose of submitting a proposal to be awarded a project under the 6th Framework Program of the European Union (2002-2006) regarding “novel and improved nanomaterials, chemistries and apparatus for nanobiotechnology” (“NACBO Project”). The consortium agreement and the terms of the project, if awarded, set forth various provisions regarding the rights and obligations of the parties (including Savyon) with respect to the intellectual property developed by each party throughout the project (“Project IP”) and certain pre-existing intellectual property of each party (“Pre-existing IP”). Among other things, each party is required, under certain conditions, to grant the other parties to the consortium agreement licenses and/or other user rights regarding the Project IP which they own, and regarding certain of their Pre-existing IP which the parties are required to identify and list in an annex to the agreement.

          Healthcare and Procognia

          Procognia

          See Item 7B. “Major Shareholders and Related Transactions – Related Party and Inter-Company Transactions”, for a description of the agreement for the sale of the Company’s shares in Procognia to Gamida.

          Danyel

          Danyel Agreement: Danyel is an 80% owned subsidiary of the Company, the remaining 20% being owned by L.C.Tech Ltd., a company controlled by Mr. Luly Gurevich, who also provides general management services to Danyel through a consultancy company under his full control. The founders agreement of 1998 provides Mr. Gurevich with certain rights to require Healthcare to acquire his shareholdings in Danyel upon termination of his office as General Manager. The agreement further provides the parties with the right to appoint a certain number of members to Danyel’s board of directors (to consist of up to 5 members, of which one shall be Mr. Gurevich, subject to certain conditions). In accordance with the agreement, Mr. Gurevich was formally appointed as Danyel’s first General Manager. The founders agreement also provides Mr. Gurevich with veto rights relating to certain matters as well as requiring a special majority for the approval of certain others. The agreement provides for distribution of annual dividends at a rate of up to 50% of profits, subject to certain conditions. The agreement imposes certain restrictions on transfer and disposal of shares by the parties, including rights of first refusal and certain tag-along rights.

          The agreement further provides for certain confidentiality and non-competition provisions. The agreement is to continue in effect for so long as the Company and its affiliates shall together hold at least 50% of Danyel’s issued share capital and Mr. Gurevich shall continue to be a shareholder, with certain of the rights terminating upon a certain decrease in either party’s shareholdings.

          According to the agreement, the Company acknowledged Mr. Gurevich’s entitlement to specific terms of an employment agreement as of January 1, 1997 (see below). In 1998 Danyel and Mr. Gurevich entered into an employment agreement effective as of October 1, 1998 which was later replaced with a services agreement on essentially the same terms. Mr. Gurevich’s service agreement includes, a fixed fee, entitlement to options to purchase Company shares, as well as to receive 5% of Danyel’s annual profits. The agreement is for an initial period of five years commencing October 1998, automatically renewed every two years thereafter. Either party may decide not to extend the agreement upon six months prior written notice.

          Pursuant to an agreement between Mr. Luly Gurevich, Healthcare and Gamida-Gen Marketing, which has since merged into Gamidor, Gamida-Gen Marketing was entitled to 15% of Danyel’s annual sales turnover, in consideration for marketing and logistics services provided to Danyel, for a period of 4 years ended December 31, 2002.

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

                    E.       Taxation

Israeli tax considerations

          The following contains a discussion of certain Israeli tax consequences to U.S. Shareholders (as defined below under “U.S. Federal Income Tax Considerations”) of ordinary shares. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative relevant interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities. This discussion is not intended, and should construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Tax reform

          On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 2002, or the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the Tax Reform, which came into effect on January 1, 2003. Other regulations and decrees relating to the Tax Reform were executed as well.

          The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

Re-defining “residency” for tax purposes. A company’s residency for tax purposes is determined, as of January 1 2003, according to its place of organization (instead of the company’s place of registration and main activity).

This test was legislated additionally to the control and management test, which has been applied prior to the Tax Reform.

Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

Introduction of controlled foreign corporation, or CFC, rules into the Israeli tax structure. Generally under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of rights are held directly or indirectly by Israeli residents, which has undistributed profits a majority of whose income in a tax year is considered passive income, and the income tax rate is less then 20% abroad, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

Imposition of capital gains tax on capital gains realized by individuals as of January1, 2003, from the sale of shares of publicly traded companies (which was previously exempt from capital gains tax in Israel).

For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax applicable to Shareholders” below;

Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

Statutory corporate tax rate

          Israeli companies are generally subject to corporate tax on their taxable income at a rate of 35% ( in the 2004 tax year), 34% (in the 2005 tax year), 32% (in the 2006 tax year) and 30% (in and after the 2007 tax year). In the Company’s case, as described below, the rate is currently effectively reduced.

Taxation of Non-Residents

Special provisions relating to measurement of taxable income

          We measures our taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. Results of the Company for tax purposes are measured in terms of earning in NIS after certain adjustments for changes in the Israeli consumer price index. The Inflationary Adjustments Law is highly complex.

Capital gains tax applicable to shareholders

          Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise.

          Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of an “industrial company,” as defined by the Law for the Encouragement of Industry (Taxation), 1969, that are traded on specified non-Israeli markets, including The Nasdaq SmallCap Market. Shareholders are advised to consult their tax advisors regarding the availability of the exemption.

          On January 1, 2003, the Tax Reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. The tax basis of shares acquired prior to January 1, 2003 will be determined as the higher between the original price paid for the share and the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the Nasdaq SmallCap Market, provided such shareholders did not acquire their shares prior to an initial public offering. A non Israeli company won’t be allowed to enjoy the tax exempt if its controlling shareholder is an Israeli or whether 25% of its shares are held by an Israeli. In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

          The above rules regarding the taxation of capital gains do not apply to:
(1) dealers in securities; (2) in certain cases, shareholders who report in accordance with the Inflationary Adjustment Law; or (3) shareholders who acquired their shares prior to the company’s initial public offering.

          In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended or the “United States- Israel Tax Treaty”, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, or a “Treaty United States Resident,” generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of the Company’s voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of the Company’s voting power at any time during such preceding twelve-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

Taxation of non-resident shareholders on ordinary income

          Non-residents of Israel are subject to Israeli income tax on ordinary income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. If the dividends are distributed out of approved enterprise earnings, the applicable tax rate would be 15%. Under the United States-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however, the tax rate is reduced to 12.5% for dividends not generated by an approved enterprise to a corporation which holds 10% or more of the company’s voting power during a certain period preceding the distribution of the dividend. Dividends derived from an approved enterprise will still be subject to 15% tax withholding.

          Under a recent amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities of an Israeli company, subject to the provisions of any applicable double taxation treaty.

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

                    I.        Subsidiary Information

          Not Applicable.

Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

          The following discussion about the Company’s market risk disclosures involves forward-looking statements. Actual results could differ materially from those discussed in the forward-looking statements. Market risk to the Company represents risks related to changes in the value of a financial instrument caused by fluctuations of interest rates (on carrying interest assets and liabilities), foreign currency exchange rates (on non-U.S. Dollar denominated assets and liabilities) and inflation and devaluation.

Interest Rate Risk

          At December 31, 2004, the Company had loans payable carrying fluctuating interest rates in the amount of approximately $1.1 million (including current maturities). Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% increase in the annual interest rate. Assuming such increase in the interest rate, the fair value of the Company’s loans would increase by approximately $110 thousand.

Foreign Currency Exchange Risk

          At December 31, 2003, the Company had U.S. Dollar denominated assets (i.e. cash and cash equivalents, trade receivables, etc.) in the amount of approximately $1.3 million and liabilities (i.e. short-term credit, trade payable, long term loans, etc.) in the amount of approximately $2 million. Market risk was estimated as the potential increase in fair value of net excess abovementioned liabilities over abovementioned assets resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of the Company’s net excess U.S. Dollar denominated liabilities over assets would increase by approximately $70 thousand.

Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

          Not Applicable

PART II

Item 13.  DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES.

          Not Applicable

Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not Applicable

Item 15.  CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

          (a) The Company performed an evaluation of the effectiveness of its disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. Based on the Company’s evaluation, the Company’s management, including the chief executive officer and chief financial officer, has concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective. The Company believes that a control system, no matter how well designed and operated cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues, and instances of fraud, if any, within a company have been detected.

          (b) There have been no significant changes in Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation thereof. Therefore, no corrective actions with regard to significant deficiencies and material weaknesses were taken.

Item 16.  RESERVED

Item 16.     A.   AUDIT COMMITTEE FINANCIAL EXPERT

          During 2003 the Company named Dr. Elan Penn, as an audit committee financial expert serving on its audit committee and board of directors. Dr. Penn is independent and serves as one of the company’s external directors.

                   B.  CODE OF ETHICS

          The Company’s Board of Directors has adopted a code of ethics that applies to its officers, directors and employees. A copy of this code has been filed as an exhibit to this report.

There are no material modifications to, or waivers from, the provisions of such code which are required to be disclosed.

                    C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

          The Company’s principal accountants for the years 2003 and 2004 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

          The table below summarizes the audit and other fees paid (in thousands of USD) the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer, during each of 2003 and 2004:

	Year Ended December 31, 2004		Year Ended December 31, 2003

	Amount	Percentage	Amount	Percentage

Audit Fees (1)	$51	77%	$76	63%
Audit-Related Fees (2)	$4	6%	$9	5%
Tax Fees (3)	$11	17%	$35	32%
Total	$66	100%	$120	100%

(1) “Audit fees” includes annual audit fees for Healthcare and its subsidiaries as well as an audit for the registration statement filed in 2003.

(2) “Audit-related fees” are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(3) “Tax fees” are fees for consulting services rendered by the Company’s auditors with respect to employee tax services, tax benefits under the Israeli law for encouragement of investment and tax aspects of restructuring.

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

                    D. EXEMPTION FROM LISTING STANDARDS FOR AUDIT COMMITTEE

          Not Applicable

                    E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

          Not Applicable

PART III

Item 17.  FINANCIAL STATEMENTS

          Not applicable.

Item 18.  FINANCIAL STATEMENTS

          Attached. See Item 19(a).

Item 19.  FINANCIAL STATEMENTS AND EXHIBITS

          (a)    Consolidated Financial Statements

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of

HEALTHCARE TECHNOLOGIES LTD.

          We have audited the accompanying consolidated balance sheets of Healthcare Technologies Ltd. (“the Company”) and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
June 26, 2005	A Member of Ernst & Young Global

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2004	2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$951	$1,450
Trade receivables (net of allowance for doubtful accounts of $ 46 and $ 43 as of December 31, 2004 and 2003, respectively)	3,960	3,644
Other accounts receivable and prepaid expenses (Note 3)	576	917
Inventories (Note 4)	1,658	1,488

Total current assets	7,145	7,499

LONG-TERM INVESTMENTS:
Investment in other company (Note 2g)	–	100
Long-term receivables	35	262
Severance pay fund (Note 2s)	774	630

Total long-term investments	809	992

PROPERTY AND EQUIPMENT, NET (Note 5)	1,112	1,306

INTANGIBLE ASSETS (Note 2j)
Goodwill	2,854	2,854
Other intangible assets, net	68	91

Total intangible assets	2,922	2,945

Total assets	$11,988	$12,742

The accompanying notes are an integral part of the consolidated financial statements.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,

	2004	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term bank credit (Note 6)	$839	$23
Current maturities of long-term bank loans (Note 8)	86	1,001
Trade payables	2,329	2,703
Other accounts payable and accrued expenses (Note 7)	1,059	1,112

Total current liabilities	4,313	4,839

LONG-TERM LIABILITIES:
Long-term bank loans, net of current maturities (Note 8)	142	30
Investment in other company (Note 2g)	4,761	4,761
Investment in an affiliate (Note 2f)	28	81
Accrued severance pay (Note 2s)	842	687

Total long-term liabilities	5,773	5,559

COMMITMENTS AND CONTINGENT LIABILITIES (Note 11)

SHAREHOLDERS’ EQUITY (Note 10):
Share capital:
Ordinary shares of NIS 0.04 par value – Authorized: 40,000,000 as of December 31, 2004 and 2003; Issued and Outstanding: 7,702,832 and 7,648,727 as of December 31, 2004 and 2003, respectively	100	99
Additional paid-in capital	23,267	23,303
Accumulated other comprehensive loss	(114)	(25)
Deferred stock-based Compensation	(90)	(131)
Accumulated deficit	(21,261)	(20,902)

Total shareholders’ equity	1,902	2,344

	$11,988	$12,742

The accompanying notes are an integral part of the consolidated financial statements.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2004	2003	2002

Sales (Note 13)	$12,130	$12,412	$16,676
Cost of sales	7,925	7,640	10,386
Amortization of technology (Note 2j)	–	749	858

Gross profit	4,205	4,023	5,432

Research and development costs, net	95	94	912
Selling and marketing expenses	2,760	2,896	3,161
General and administrative expenses	1,805	1,396	2,515
Impairment of an investment in Afferix (Note 2f)	100	111	–

	4,760	4,497	6,588

Operating loss	(555)	(474)	(1,156)
Financial expenses, net (Note 12a)	(145)	(41)	(804)
Other income, net (Note 12b)	288	49	133

	(412)	(466)	(1,827)
Taxes on income	–	20	–

Loss after taxes on income	(412)	(486)	(1,827)
Equity in earnings (losses) of an affiliate	53	(14)	–

Net loss	$(359)	$(500)	$(1,827)

Basic and diluted net loss per share (in U.S dollars)	$(0.05)	$(0.07)	$(0.24)

Weighted average number of shares used in computing basic net loss per share (in thousands)	$7,667	$7,644	7,644

The accompanying notes are an integral part of the consolidated financial statements.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Total comprehensive loss	Number of shares	Share capital		Additional paid-in capital	Accumulated other comprehensive income (loss)	Deferred stock-based compensation	Accumulated deficit	Total shareholders’ equity

Balance at January 1, 2002		7,644	$99		$23,109	$(91)	$(59)	$(18,575)	$4,483
Net loss	$(1,827)	–	–		–	–	–	(1,827)	(1,827)
Other comprehensive loss-
Foreign currency translation adjustments	(27)	–	–		–	(27)	–	–	(27)

Total comprehensive loss	$(1,854)

Issuance expenses		–	–		(108)	–	–	–	(108)
Forfeiture of options granted to employees		–	–		(15)	–	15	–	–
Capital surplus		–	–		202	–	–	–	202
Amortization of deferred stock based compensation		–	–		–	–	40	–	40

Balance at December 31, 2002		7,644	99		23,188	(118)	(4)	(20,402)	2,763
Net loss	$(500)	–	–		–	–	–	(500)	(500)
Other comprehensive loss-
Foreign currency translation adjustments	93	–	–		–	93	–	–	93

Total comprehensive loss	$(407)

Exercise of options		5		*)	1	–	–	–	1
Issuance expenses		–	–		(70)	–	–	–	(70)
Deferred stock compensation		–	–		184	–	(184)	–	–
Amortization of deferred stock based compensation		–	–		–	–	57	–	57

Balance at December 31, 2003		7,649	99		23,303	(25)	(131)	(20,902)	2,344
Net loss	$(353)	–	–		–	–	–	(359)	(359)
Other comprehensive loss-					–
Foreign currency translation adjustments	(89)	–	–		–	(89)	–	–	(89)

Total comprehensive loss	$(442)

Issuance of shares		54	1		34	–	–	–	35
Issuance expenses		–	–		(70)	–	–	–	(70)
Amortization of deferred stock based compensation		–	–		–	–	41	–	41

Balance at December 31, 2004		7,703	$100		$23,267	$(114)	$(90)	$(21,261)	$1,902

*)	Represents an amount lower than 1.

The accompanying notes are an integral part of the consolidated financial statements.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2004	2003	2002

Cash flows from operating activities:
Net loss	$(359)	$(500)	$(1,827)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Impairment of an investment in an affiliate	100	111	–
Equity in (earnings) losses of affiliates	(53)	14	–
Depreciation and amortization	464	1,168	1,913
Erosion of long-term investments and bank loans, net	60	(135)	(11)
Capital loss (gain) on sale of property and equipment	10	(34)	(76)
Amortization of deferred stock based compensation	41	57	40
Other income (see Note 1h)	(235)	–	–
Accrued interest on convertible debentures	–	–	28
Accrued severance pay, net	10	(191)	(42)
Capital gain from realization of Gamidor Diagnostics U.K.	–	–	(13)
Decrease (increase) in trade receivables	(283)	688	310
Decrease in other accounts receivable and prepaid expenses	363	405	761
Decrease (increase) in inventories	(146)	(266)	64
Decrease in trade payables	(488)	(759)	(300)
Decrease in other accounts payable and accrued expenses	173	(269)	(949)

Net cash provided by (used in) operating activities	(343)	289	(102)

Cash flows from investing activities:
Investment in Afferix	–	(211)	–
Proceeds from sale of property and equipment	78	132	329
Purchase of property and equipment	(313)	(293)	(840)
Proceeds from realization of Gamida Diagnostic U.K.	–	–	13
Proceeds from withdrawal of restricted cash	–	–	86
Collection of long-term receivables, net	227	240	–

Net cash provided by (used in) investing activities	(8)	(132)	(412)

Cash flows from financing activities:
Short-term bank credit, net	799	(37)	(333)
Proceeds from long-term loans	195	667	556
Principal payment of long-term loans	(1,061)	(459)	(606)
Exercise of options	–	2	–
Issuance expenses	(70)	(70)	(108)
Proceeds from issuance of convertible debentures in a subsidiary	–	–	1,000

Net cash provided by (used in) financing activities	(137)	103	509

Effect of exchange rate changes on cash and cash equivalents	(11)	37	(19)

Increase (decrease) in cash and cash equivalents	(499)	297	(24)
Cash and cash equivalents at the beginning of the year	1,450	1,153	1,177

Cash and cash equivalents at the end of the year	$951	$1,450	$1,153

The accompanying notes are an integral part of the consolidated financial statements.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,

		2004	2003	2002

(a)	Realization of investment in Procognia

	Working capital deficiency, net (excluding cash and cash equivalents)	$–	$–	$(474)
	Property and equipment	–	–	391
	Long-term bank loans	–	–	(145)
	Convertible debentures in subsidiary	–	–	(2,044)
	Accrued severance pay	–	–	(12)
	Investment in other company	–	–	4,761
	Preferred shares in a subsidiary	–	–	(2,477)

		$–	$–	$–

(b)	Sale of operations to Savyon

	Working capital deficiency, net (excluding cash)	$–	$–	$(854)
	Long-term receivables	–	–	(480)
	Property and equipment	–	–	505
	Other assets	–	–	560
	Investment in Savyon	–	–	67
	Capital surplus in respect of sale of operations to Savyon	–	–	202

		$–	$–	$–

	Supplemental disclosure of cash flows activities:
	Cash paid during the year for:
	Interest	$64	$77	$131

The accompanying notes are an integral part of the consolidated financial statements.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: –	BUSINESS AND ORGANIZATION

	a.	General:

Healthcare Technologies Ltd. (“the Company”), an Israeli corporation, is a holding company. The Company and its subsidiaries (collectively, “the Group”), are engaged in the development, manufacturing and marketing of medical diagnostic kits and provide service tools and materials to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Group is also engaged in the production and marketing of molecular biology based gene-screening tools for the detection of certain gene-associated disorders in humans. The Group’s major sales market is the Israeli market. As for geographic markets and major customers, see Note 13.

Pronto Technologies Ltd. (“Pronto”) and Gamida Gen, a wholly-owned subsidiary of Pronto, are an Israeli biotechnology companies engaged in the production and marketing of molecular biology-based gene screening tools for the detection of certain gene related disorders in humans.

Savyon Diagnostics Ltd. (“Savyon”), an affiliate, is engaged in the serology field, and manufactures sophisticated microplate-based enzyme immuno assays for detection of antibodies.

The Company’s subsidiaries, Danyel Biotech Ltd. (“Danyel”), Gamida Gen Marketing (1979) Ltd. (“Gamida Gen Marketing”) (formerly – Gamidor Ltd.) and Gamidor Diagnostic Ltd. (“Gamidor”) distribute medical diagnostic kits, reagents and chemicals for research, industrial and clinical uses.

Gamida Gen Marketing, Gamidor and Pronto filed an application to the Israeli Tax Authorities and the Companies’ Registrar to merge their operations as of December 31, 2003, and are currently awaiting such approvals. Such merger has no accounting implications.

The Company’s shares are traded on the National Association of Securities Dealers’ Quotation System (“NASDAQ”) in the United States.

As for the Company’s list of subsidiaries, affiliates and other companies refer to Appendix I.

b.

On January 1, 2004, the Company adopted generally accepted accounting principles in the United States (“U.S. GAAP”) as its primary basis of accounting, marking the completion of its transition from accounting and reporting in accordance with Israeli GAAP, with supplemental reporting under US GAAP on a reconciliation basis, to reporting on a full US GAAP basis. Accordingly, the Company’s consolidated financial statements included herein are presented for the first time on a full US GAAP basis.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1: –	BUSINESS AND ORGANIZATION (Cont.)

	c.	Concentration of risks that may have a significant impact on the Group are as follows:

The Group currently buys certain products from a limited group of suppliers. Management believes that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results and financial position.

The Group sales to one customer account for a significant portion of the Group’s total sales and a loss of this customer could have a material adverse affect on the Group’s business and financial results.

	d.	The ImmvaRx Inc. (“ImmvaRx”) transaction:

On June 29, 2004, the Company signed a term sheet with ImmvaRx for the transfer by ImmvaRx to the Company of all of ImmvaRx’s assets, including its intellectual property, in exchange for up to an approximate 87% interest in the Company. In addition, ImmvaRx may conduct a tender offer for the purchase of all of the Company’s shares. ImmvaRx engages in the development of therapies and diagnostic techniques addressing the adenocarcinoma class of cancers and certain kinds of allergies. The proposed transaction is subject to the negotiation and execution of a definitive agreement and to customary closing conditions, including the receipt of governmental and other third party consents, as well as the approval of the Company’s shareholders. There can be no assurance as to whether the transaction will occur.

The current principal terms of the transaction provide that, at the closing the Company will issue to ImmvaRx a two year warrant to purchase up to 1,000,000 of the Company’s shares at an exercise price ranging from $1.00 to $1.25 per share. Within 2.5 years from the closing of the transaction, but not earlier than January 1, 2006, ImmvaRx may conduct a tender offer for all of the Company’s shares at a price of $1.60 per share. The Company’s principal shareholder, Gamida For Life BV (“Gamida”), must tender no less than 4.7 million of its shares in the tender offer. If the tender offer is completed within 2.5 years from the closing, ImmvaRx will have an option to sell all of its assets to the Company in consideration for the issuance to ImmvaRx of 52 million ordinary shares of the Company. If ImmvaRx does not exercise its option after completing the tender offer, or does not conduct the tender offer or complete it within 2.5 years from closing, the Company shall have a call option to purchase all of the ImmvaRx’s assets for the same consideration. The structure of the transfer of ImmvaRx’s assets shall be negotiated by the parties following the exercise of either party’s option, and the transfer of ImmvaRx’s assets to the Company is subject to the qualification for tax deferred treatment and the Company’s shares continuing to be traded following the transfer of the assets. If the tender offer is completed within 2.5 years from the closing, Gamida will have a call option to purchase all of the Company’s shares in its current subsidiaries and affiliates in consideration for $7.2 million. If Gamida does not exercise its call option, the Company will have a put option for the sale of all of its shares in its current subsidiaries and affiliates to Gamida for the same consideration. As the agreement has yet to be signed, the terms of the transaction described above may be subject to change.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1: –	BUSINESS AND ORGANIZATION (Cont.)

In the event that the ImmvaRx transaction is completed, it would result in the transfer of the Company’s existing business to the Company’s principal shareholder and a change of control in the Company. Thereafter, the success of the Company would depend upon the Company’s ability to complete the research and development and commercialization of ImmvaRx’s products and technologies in the cancer and allergy therapeutics fields, of which there can be no assurance.

	e.	Establishment of Savyon:

On December 31, 2002, the Company entered into an agreement with the Levin Family LLP. for the establishment of a new jointly owned entity, Savyon. At the same date, Savyon purchased from Pronto (a company held 100% by the Company) certain assets, inventory, patent rights and know how related to the diagnosis of infectious diseases in consideration of $ 1,900 to be paid as follows: $ 770 on January 1, 2003, $ 430 in April 2003 and additional 35 monthly installments of $ 20 each commencing May 2003. In connection with the transaction, the Levin family agreed to loan Savyon an amount of $ 1,200 to be used to pay a portion of the consideration to Pronto. The terms of the repayment of the loan have not yet been determined. The investment in Savyon was accounted for by the equity method.

The assets that were transferred to Savyon comprise a business based on EITF 98-3, “Determining Whether a Non-monetary Transaction Involves Receipt of Productive Assets or of a Business”. The Company holds a 50% equity interest in Savyon and has equal risks and rewards with the other investor. In accordance with EITF 01-2 “Interpretations of APB Opinion No. 29”, a partial gain in the amount of the difference between the carrying amount of the net assets surrendered and the fair value of the Company’s interest in Savyon less the portion of that gain represented by the 50% economic interest retained by the Company should have been recorded. However, since Savyon is a highly leveraged entity and realization of gain is not assured, such difference, at the amount of $202 was carried to additional paid-in capital.

	f.	Investment in Procognia:

In January 2000, the Company established a 98% - owned subsidiary, Procognia (Israel) Ltd. (“Procognia Israel”). In April 2002, Procognia Israel’s shareholders exchanged their shares in Procognia Israel with shares in a newly formed U.K. company (“Procognia”). Procognia develops certain products and technologies in the Glycomolecular field and in the Biochemistry of sugar.

As a result of certain investment transactions in Procognia’s shares, the Company’s voting rights declined to 11.6% as of December 31, 2002 and, consequently, Procognia’s financial statements were no longer consolidated with those of the Company.

During 2004, Procognia completed additional two financing rounds, upon which the Company’s voting rights were reduced to approximately 4%. Consequently, the Company no longer retains the right to appoint directors in Procognia and has no obligation to finance Procognia’s operations and the investment is stated at cost. The Company recorded the investment in this investee, at its book value of $ 4,761 included in long-term liabilities.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1: –	BUSINESS AND ORGANIZATION (Cont.)

On March 31, 2005, the Board of Directors and Audit Committee had approved the sale of all the Company’s shares in Procognia to the Company’s principal shareholder, Gamida for life BV (“Gamida”). On May 29, 2005, the shareholders of the Company approved the sale. The Company shall sell and transfer an aggregate amount of 6,255,000 Ordinary Shares of Procognia to Gamida in consideration for an initial payment $ 10 and the additional payments as follows:

		i.	In the event that the ImmvaRx transaction will be executed, Gamida shall pay the Company an additional $ 420.

ii.

In the event that the ImmvaRx transaction will not be executed, Gamida will pay the Company, upon Gamida’s sale of the Procognia shares, all amounts received in consideration therefore equivalent to an amount no greater than $ 420, plus, if any, 30% of the remaining consideration.

iii.

In the event that within one year of the execution date of the agreement, Gamida will sell the shares and the sale occurs prior to the consummation of the ImmvaRx transaction, Gamida will pay the Company all amounts received in consideration therefore up to $ 420, plus, if any, 80% of the remaining consideration.

The transaction is with a controlling shareholder and therefore the Company will not record any gain in the statements of operations. An amount of $ 4,761 (and any additional proceeds that the Company may receive for the sale of Procognia’s shares) would be recorded as additional paid-in capital.

	g.	Investment in Afferix:

In August 2003, the Group invested in Afferix Ltd., by way of a convertible bridge loan. Afferix is in the process of developing a diagnostic kit for the identification of free iron in the blood stream. According to the bridge loan agreement, the Group was to loan Afferix an aggregate of $300 in installments, convertible into approximately 40%–42.5% of the share capital of Afferix, depends on certain conditions. The loan bears annual interest at the rate of LIBOR + 2% and will be repaid upon the occurrence of certain events, as described in the agreement. The bridge loan agreement entitled the Group to designate up to three directors to the Afferix board of directors and to designate Afferix’s managing director.

In December 2003, the Group and Afferix amended the bridge loan agreement to the effect that the Group is no longer required to loan to Afferix more than the $ 211 already advanced to Afferix. Moreover it was agreed that the Group is entitled to either convert or demand repayment of the loan subject to certain provisions of the bridge loan agreement, provided that the Group shall not be able to demand repayment before December 31, 2004. The amendment further stipulates that the Group shall only be entitled to designate one director to the Afferix board of directors.

In the beginning of 2005, the loan was converted into shares representing approximately 27% of the issued and outstanding share capital of Afferix. Currently, the Group is entitled to designate one director to the Afferix board of directors.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1: –	BUSINESS AND ORGANIZATION (Cont.)

	h.	The DMI guarantee:

As part of the acquisition of Gamida Gen Ltd. in January 2001, the Company agreed to assume a guarantee of up to $ 270 of Gamida Gen’s debts in favor of an Israeli commercial bank provided by DMI Investments B.V. (“DMI”). DMI had been required by the bank to discharge its obligations pursuant to its guarantee and as a consequence, the Company recorded a liability at the amount of $ 270. In September 2004, the Company entered into an agreement by and among DMI, the Company and Gamida Gen pursuant to which the Company issued to DMI, 54,105 ordinary shares of the Company in consideration of DMI fully and finally releasing the Company of any obligation which it may have in connection with DMI’s demands to be reimbursed for the amount of approximately $ 270. The Company has recorded the issuance of shares at their fair value ($ 35) on the issuance date and the remainder ($ 235) was recorded as other income.

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States.

	a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

	b.	Financial statements in U.S. dollars:

The functional currency of the Company is the U.S. dollar (“dollar”), as the dollar is the primary currency of the economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The Company’s operations are currently conducted in Israel and most of its expenses are currently paid in dollars. Financing and investing activities, equity transactions and cash investments, are made in dollars.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars. All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

The financial statements of the subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity accumulated other comprehensive loss.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. Losses applicable to the minority in Danyel are allocated to the Company, since it solely finances Danyel’s operations.

	d.	Cash equivalents:

The Group considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

	e.	Inventories:

Inventories are stated at the lower of cost or market value. Inventory provisions for write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. In the years ended December 31, 2004, 2003 and 2002 the company provided for write-off in the amounts of $ 4, $ 0 and $ 0, respectively, which are included in cost of sales.

Cost is determined as follows:

		–	Raw materials and packaging materials – at average cost.

–

Finished goods – on the basis of computed manufacturing costs, which include raw materials, labor and direct and indirect manufacturing costs. Purchased goods are stated at the lower of cost or market value.

	f.	Investments in an affiliated company:

Affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), or companies less than 20% held, which the Company can exercise significant influence over operating and financial policy of the affiliate.

The Company’s investment in 50% of Savyon shares is accounted for by the equity method.

Following is condensed data from Savyon’s balance sheets as of December 31, 2004 and 2003 and statements of operations for the years ended December 31, 2004 and 2003:

	December 31,

	2004	2003

Current assets	$1,441	$1,010
Non-current assets	791	968
Current liabilities	992	886
Non-current liabilities	200	1,344
Net sales	4,396	3,657
Gross profit	2,141	1,817
Net income (loss)	$106	$(28)

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company applies EITF 99-10, “Percentage Used to Determine the Amount of Equity Method Losses” (“EITF No. 99-10”). Accordingly, losses of the investee are recognized based on the ownership level of the particular investee security held by the Company.

	g.	Investment in other companies:

The investment in Afferix is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of Afferix. The Company’s investment in Afferix is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No.18 “The Equity Method of Accounting for Investments in Common Stock”, (“APB No.18”). As of December 31, 2004 and 2003, based on managements’ most recent analyses, impairment losses have been identified in the amount of $ 100 and $ 111, respectively.

The investment in Procognia is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of those investees. The Company’s investments in Procognia is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with APB No. 18. As of December 31, 2004, no impairment losses have been identified.

	h.	Property and equipment:

Property and equipment are stated at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Annual rates of depreciation are as follows:

%

Laboratory and medical equipment	10 – 33 (mainly 20)
Office furniture and equipment	6 – 33 (mainly 6)
Motor vehicles	15
Leasehold improvements	Over the term of the lease

i.	Impairment of long-lived assets:

The Group’s long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized ismeasured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004 and 2003, no impairment losses have been identified.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	j.	Intangible assets:

Intangible assets acquired are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”, (“SFAS No. 142”).

Distribution rights were amortized over 8 years and technology was amortized over 3 years. The Company recorded amortization expenses during 2004, 2003 and 2002, in the amount of $ 25, $ 771 and $ 993, respectively.

Goodwill represents excess of the costs over the fair value of the net assets of businesses acquired. Pursuant to Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”) goodwill is presented at cost and not being amortized annually, rather goodwill is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable unit. As of December 31, 2004, no impairment losses have been identified.

	k.	Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No.109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

	l.	Revenue recognition:

Revenues are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB No. 104”), upon delivery of the products when the collection of the receivable is probable, persuasive evidence of an agreement exists, no significant obligations remain and the price is fixed or determinable. The Group follows Statement of Financial Accounting Standard No. 48, “Revenue Recognition when Right of Return Exists” (“SFAS No. 48”). Based on the Company’s management experience, no provisions for returns were recorded for the years ended December 31, 2004, 2003 and 2002.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	m.	Research and development costs:

Research and development costs, net of participations and grants received, are charged to expenses as incurred.

	n.	Royalty and non-royalty-bearing grants

Royalty-bearing grants from the Government of Israel and The Israel-United States Bi-national Industrial Research and Development Foundation for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. Research and development grants amounted to $ 0, $ 0, and $ 158 in 2004, 2003 and 2002, respectively. Total royalties paid amounted to $ 21, $ 22 and $ 99 in 2004, 2003 and 2002, respectively, and were recorded as part of the cost of sales.

	o.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128 “Earnings Per share” (“SFAS No. 128”).

All outstanding options have been excluded from the calculation of the diluted net loss per share because all such securities are anti-dilutive for all periods presented. The total numbers of shares related to the outstanding options excluded from the calculations of diluted net loss per share were 297,500, 255,000 and 122,500 for the years ended December 31, 2004, 2003 and 2002, respectively.

	p.	Accounting for stock based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25) and FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN No. 44”) in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company’s stock option is less than the market price of the underlying shares on the date of grant, compensation expense is recognized over the options vesting period.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information regarding net income and net earnings per share is required under Statement of Financial Accounting Standard No. 123 “Accounting for Stock-Based Compensation (“SFAS No. 123”) and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for 2004, 2003 and 2002: risk-free interest rates of 2.78%, 1.0% and 6.0%, respectively; dividend yields of 0% for each year; volatility factors of the expected market price of the Company’s Ordinary shares of 96%, 122% and 163%, respectively; and an expected life of the option of 3 years for each year.

The following table illustrates the effect on net loss and net loss per share, assuming that the Company has applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31,

	2004	2003	2002

Net loss as reported	$(359)	$(500)	$(1,827)

Deduct: stock-based employee compensation expense included in reported net loss	$41	$57	$40

Add: stock-based employee compensation expense determined under fair value-based method	$(55)	$(62)	$(49)

Pro forma net loss	$(373)	$(505)	$(1,836)

Pro forma basic and diluted net loss per share	$(0.05)	$(0.07)	$(0.24)

Reported basic and diluted net loss per share	$(0.05)	$(0.07)	$(0.24)

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	q.	Concentrations of credit risk:

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables. Cash and cash equivalents are deposited in major banks in Israel. Management believes that the financial institutions that hold the Group’s investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments. The Group’s trade receivables derive mainly from sales to numerous customers in Israel. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Group performs ongoing credit evaluations of its customers’ financial condition and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

	r.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of the Group’s long-term borrowings approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on the Group’s incremental borrowing rates for similar type of borrowing arrangements.

	s.	Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel’s Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment, or a portion thereof. The Company’s liability for all of employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s consolidated balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel’s Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for the years ended December 31, 2004, 2003 and 2002 amounted to $ 111, $ 123 and $ 54, respectively.

	t.	Impact of recently issued accounting standards:

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. SAFS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

On December 16, 2004, the FASB issued FASB Statement No. 123(R) (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company beginning after January 1, 2006.

As permitted by Statement 123, the company currently accounts for share-based payments to employees using APB 25’s intrinsic value method. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on the Company’s result of operations, although it will have no impact on the Company overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 2p to the consolidated financial statements.

In March 2005, the SEC staff issued Staff Accounting Bulletin No. 107 (SAB 107) to give guidance on implementation of SFAS 123(R).

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3: –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2004	2003

Government authorities	$75	$81
Unbilled receivables	66	104
Prepaid expenses	85	145
Related parties (1)	41	27
Receivable on account of sale of operations to Savyon	240	480
Other	69	80

	$576	$917

	(1)	The balance is linked to Israel Consumer Price Index (“CPI”) and bears annual interest at the rate of 4%.

NOTE 4: –	INVENTORIES

Raw materials	$9	$10
Finished goods	1,649	1,478

	$1,658	$1,488

NOTE 5: –	PROPERTY AND EQUIPMENT, NET

	a.	Composition of property and equipment is as follows:

	December 31,

	2004	2003

Cost:
Laboratory and medical equipment	$4,640	$4,516
Motor vehicles	687	654
Office furniture and equipment	922	904
Leasehold improvements	303	290

	6,552	6,364

Accumulated depreciation	5,440	5,058

Depreciated cost	$1,112	$1,306

b.	Depreciation expenses for the years ended December 31, 2004, 2003 and 2002, amounted to $ 439, $ 397 and $ 920 respectively. (As for impairment, see Note 2i).

As for Charges, see Note 9e(1).

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6: –	SHORT-TERM BANK CREDIT

	Interest rate		Linkage terms	December 31,

	2004	2003		2004	2003

Short-term bank credit	–	7.8%	NIS	$–	$23
Short-term bank loans	6.5%	–	NIS	839	–

				$839	$23

The Group has an authorized credit line in the amount of $ 100 as of December 31, 2004. For amounts overdrawn in excess of the Group’s authorized credit line, the Group is subject to an annual average interest rate of approximately 7.5% on the outstanding amount.

As of December 31, 2004, the Group has $ 91 of unutilized credit line.

As for charges, see Note 9e(1).

NOTE 7: –	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,

	2004	2003

Royalties payable	$11	$11
Employees and payroll accruals	366	407
Government authorities	120	66
Customer advances	182	201
Accrued expenses	314	141
Other	66	286

	$1,059	$1,112

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8: –	LONG-TERM LOANS

	a.	Composed as follows:

				December 31,
		Interest rate
				2004			2003

		2004	2003	In U.S. dollar	NIS linked to CPI	Total	In U.S. dollar	NIS linked to CPI	Total

		%

	Loans from banks	3.2–6.25	3.2–6.2	$18	$210	$228	$99	$932	$1,031
	Less – current maturities			8	78	86	81	920	1,001

				$10	$132	$142	$18	$12	$30

b.	Maturities of long-term loans subsequent to the balance sheet date are as follows:

	First year (current maturities)			$8	$78	$86	$81	$920	$1,001

	Second year			8	81	89	8	12	20
	Third year			2	51	53	8	–	8
	Fourth year			–		–	2	–	2

				10	132	142	18	12	30

				$18	$210	$228	$99	$932	$1,031

As for charges, see Note 9e(1).

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 9: –	COMMITMENTS AND CONTINGENT LIABILITIES

	a.	Royalty commitments:

The group is obligated to pay royalties to the Government of Israel through the Office of the Chief Scientist (“OCS”), at rates of 3% to 5% on sales proceeds from products developed by the OCS. The maximum amount of royalties payable to the Government of Israel is limited to 100% of the grants received, linked to the dollar and bears interest at the LIBOR rate from 1999. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

Total royalties accrued or paid by the group amounted to $ 21, $ 22 and $ 99 in 2004, 2003 and 2002, respectively.

At December 31, 2004, the group has remaining contingent obligation to the OCS in the amount of $ 530 (excluding accrued interest).

	b.	Lease commitments:

The Group has leased several buildings, offices and warehouses under several operating lease agreements that expire on various dates the latest of which is June 30, 2008, and motor vehicles under various operating leases that expire on various dates, the latest of which is in December 2007.

Future lease commitments under non-cancelable operating leases are as follows

2005	$190
2006	104
2007	104
2008	16

$414

Total rent expenses for the years ended December 31, 2004, 2003 and 2002, were approximately $ 187, $ 160 and $ 490, respectively.

c.

The Company is engaged in a service agreement with Gamida for Life Israel, a company related to the Company’s controlling shareholder, according to which the Company is obligated to pay management fees of $ 10 per month. The service agreement is automatically renewed for successive one-year terms, unless terminated by either party subject to a three-month notification.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 9: –	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d.

In January 1999, the Company established an 80% – owned subsidiary – Danyel. The remaining 20% are owned by L.C. Tech Ltd., a company held by the CEO of Danyel. According to the incorporation agreement, the general manager can require the Company to acquire his 20% under two alternatives:

1.

In the event that the General Manager ceases his role by reason of death or incapability. In such event, the purchase price will be the fair value as determined by a third party valuation at the termination date.

		2.	In the event of termination without cause, the purchase price will be 90% of the fair value as determined by a third party valuation at the termination date.

In addition, Danyel is obligated to pay its CEO 5% of Danyel’s annual net income.

	e.	Charges (assets pledged) and guarantees:

1.

As collateral for credit line and loans provided to the Group, totaling $ 1,167 as of December 31, 2004, the Group has placed unlimited fixed and floating charges on certain assets and share capital, in favor of the bank.

		2.	The company guaranties 50% of Savyon credit line in the bank, amounting to $ 100 .

f.

The Company is obligated to pay to one of its consultants a bonus at the rate of 1%-2% of the consideration paid in certain transactions. In 2003 the Company paid the consultant $ 38 in respect of the Savyon transaction.

g.

A former employee filed a claim against the Company in the amount of $ 166. The Company’s management believes that the Company will not be required to make any material payment in excess of the provisions presented in the financial statements, in respect of this claim.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 10: –	SHAREHOLDERS’ EQUITY

	a.	Ordinary shares confer upon their holders voting rights and the right to receive dividends, if declared.

b.

In September 2004, the Company issued 54,105 Ordinary shares as a consideration for fully and finally releasing the Company of any obligation which it may have in connection with DMI’s demands (see Note 1h).

	c.	Under the Company’s 2000 and 2003 Incentive Stock Option Plans (“the Plans”), 500,000 options may be granted to employees, directors and consultants of the Company and its subsidiaries.

In 2003, the Company granted 200,000 options to purchase Ordinary shares at an exercise price of $ 0.35 – $ 0.38 per share. In 2004, the Company granted 62,500 options to purchase ordinary shares at an exercise price of $ 0.86 per share.

As of December 31, 2004, an aggregate of 135,000 are still available for future grants. Each option granted under the plan is exercisable for a period of 5 years from the date of the grant of the option or 180 days from termination of employment date. The options vest primarily over 3 to 5 years. Any options, which are canceled or forfeited before expiration become available for future grant.

	d.	A summary of the Company’s stock option activity and related information is as follows:

	Year ended December 31,

	2004		2003		2002

	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price

		$		$		$

Outstanding at the beginning of the year	255,000	0.51	122,500	1.38	177,500	1.84
Granted	62,500	0.86	200,000	0.36	–	–
Exercised	–	–	(5,000)	0.38	–	–
Forfeited	(20,000)	1.00	(62,500)	1.75	(55,000)	2.86

Outstanding at the end of the year	297,500	0.55	255,000	0.51	122,500	1.38

Exercisable at the end of the year	100,000	0.62	80,000	0.69	102,500	1.65

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 10: –	SHAREHOLDERS’ EQUITY (Cont.)

	e.	The options outstanding as of December 31, 2004, have been classified by exercise price, as follows:

Exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of options exercisable

		In months

$0.35- 0.38	195,000	* )	$0.36	60,000	$0.36
$0.86- 1.00	102,500	35	$0.91	40,000	$1.00

	297,500		$0.55	100,000	$0.62

*)	180 days from the date of termination of employment agreement.

Compensation expenses recognized by the Company related to its stock-based employee compensation awards amounted to $ 41, $ 57 and $ 40, for the years ended December 31, 2004, 2003 and 2002, respectively.

f.	The weighted average fair values of options granted were:

	For exercise prices on the date of grant that

	Equal market price		Exceed market price		Are less than market price

	2004	2003	2004	2003	2004	2003

Weighted average exercise prices	$–	$–	$0.86	$–	$–	$0.36

Weighted average fair value of the options on grant date	$–	$–	$0.75	$–	$–	$1.135

NOTE 11: –	TAXES ON INCOME

	a.	Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel’s Consumer Price Index (“CPI”). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes in respect of the difference between the reporting currency and the tax bases of assets and liabilities.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 11: –	TAXES ON INCOME (Cont.)

	b.	Tax rates applicable:

Until December 31, 2003, the regular corporate tax rate applicable to income of companies in Israel was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament), which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 32% and 2007 and thereafter – 30%.

	c.	Carryforward tax losses:

As of December 31, 2004, losses for Israeli tax purposes of the Group totaled approximately $ 12,500.

Under Israeli law, these losses may be carried forward and offset against taxable income in the future for an indefinite period. Under the inflationary adjustments law, carryforward tax losses and deductions for inflation are linked to the CPI.

	d.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups’ deferred tax assets are as follows:

	December 31,

	2004	2003

Carryforward losses	$3,750	$4,320
Provision for vacation and severance pay	89	100

Net deferred tax assets before valuation allowance	3,839	4,420

Valuation allowance	(3,839)	(4,420)

Net deferred tax assets	$–	$–

The Group provided valuation allowances in respect of deferred tax assets resulting from losses carryforward and other temporary differences, since it has a history of losses and thus, management currently believes that it is more likely than not that the deferred taxes will not be realized in the foreseeable future.

e.	All income before taxes is domestic.

f.

The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of tax benefits from accumulated net operating losses carryforward among the subsidiaries due to the uncertainty of the realization of such tax benefits.

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 12: –	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Financial expenses, net:

	Year ended December 31,
	2004	2003	2002

Expenses:
Interest and others	$(63)	$(91)	$(65)
Expenses with respect to short-term bank credits, long-term loans and bank charges	(66)	(53)	(77)
Beneficial conversion feature expenses related to conversion of convertible debentures in Procognia	–	–	(313)
Foreign currency translation adjustments	(41)	(103)	(476)

	(170)	(247)	(931)

Income:
Interest on bank deposits	7	23	20
Foreign currency translation adjustments	18	183	107

	25	206	127

	$(145)	$(41)	$(804)

b.	Other income (expenses), net:

	Year ended December 31,

	2004	2003	2002

Expenses:

Capital loss on sale of property and equipment	$(10)	$–	$–

Income:
Capital gain on sale of property and equipment	–	34	76
Capital gain from realization of Gamidor Diagnostics UK	–	–	13
Other income (see note 1h)	298	15	44

	288	49	133

	$288	$49	$133

HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousand

NOTE 13: –	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

	a.	Summary information about geographic areas:

The Group manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company’s business. The following data is presented in accordance with Statement of Financial Accounting Standard No. 131 (“SFAS No 131”), “Disclosures about Segments of an Enterprise and Related Information”. Total revenues are attributed to geographical areas based on location of end customers.

The following presents total revenues and long-lived assets for the years ended and as of December 31, 2004, 2003 and 2002:

	2004		2003		2002

	Total revenues	Long-lived assets	Total revenues	Long-lived assets	Total revenues	Long-lived assets

Israel	$12,130	$4,034	$12,412	$4,251	$13,352	$5,817
Europe	–	–	–	–	2,584	–
Other	–	–	–	–	740	–

	$12,130	$4,034	$12,412	$4,251	$16,676	$5,817

b.	Major customer data (percentage of total sales):

	Year ended December 31,

	2004	2003	2002

	%

A	14	14	11

NOTE 14: –	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

	a.	Balances with related parties:

	December 31,

	2004	2003

Assets:
Other accounts receivable and prepaid expenses – subsidiaries and affiliates of Gamida for Life B.V. (the “Parent Company”)	$281	$507

Liabilities:
Other accounts payable and accrued expenses – subsidiaries and affiliates of Gamida for Life B.V. (the “Parent Company”)	$–	$35

b.	Expenses:

	Year ended December 31,

	2004	2003	2002

Management fees and reimbursement of expenses to a related company	$120	$120	$124

Appendix I

The following is a list of Healthcare Technologies Ltd’s subsidiaries affiliates and other companies:

	Percentage of holding and ownership

	December 31,

Company	2004	2003

Danyel Biotech Ltd. (“Danyel”)	80%	80%
Gamida Gen Marketing (1979) Ltd. (formerly - Gamidor)	100%	100%
Gamida Gen (3)	100%	100%
Gamidor Diagnostics Ltd. (“Gamidor”) (1)	100%	100%
Savyon Diagnostics Ltd. (“Savyon”)	50%	50%
Pronto Technologies Ltd. (formerly: Savyon Diagnostics Ltd.) (“Pronto”)	100%	100%
Afferix Ltd. (“Afferix”)	27%	–
Procognia U.K. Ltd. (“Procognia”)	4%	11.6%
Diatech Diagnostics Ltd. (“Diatech”) (2)	100%	100%
Savyon-Yaron Diagnostics Marketing Ltd. (“Savyon-Yaron”) (1,2)	100%	100%

(1)	A wholly-owned subsidiary of Gamida Gen Marketing Ltd.
(2)	Inactive company.
(3)	A wholly-owned subsidiary of Pronto.

(b) Exhibits

Exh. No.Incorp. By Ref. to

1.1	1.1[8]	Memorandum of Association of the Registrant, as amended.

1.2	[16]	Articles of Association, restated to include all amendments in effect as of the date of this Report

2.1	2.1[1]	Debenture Purchase Agreement, dated as of May 14, 1991, among Healthcare, Rosebud, Evergreen-Canada Israel Investment and Company Ltd. et. al.

4.1	2.3[1]	Agreement dated February 21, 1991 between Savyon and New Horizons Diagnostic Corp.

4.2	2.4[1]	Agreement dated August 1, 1986 between Diatech Ltd. and Diamotek Ltd.

4.3	2.5[1]	Agreement dated February 22, 1987 between Diatech Ltd. and Yissum University.

4.4	2.6[1]	Agreement dated September 9, 1987 between Diatech Ltd. and Ramot University Authority for Applied Research & Industrial Development Ltd.

4.5	2.7[1]	Agreement dated July 15, 1989 between Diatech Ltd. and Yissum University.

4.6	2.8[1]	Agreement dated January 1, 1991 between Diatech Ltd. and Yeda.

4.7	2.9[1]	Distributorship Agreement between Savyon and Toshin, dated March 3, 1986.

4.8	2.11[4]	Lease Agreement for Savyon’s Facilities in Ashdod, Israel, dated March 29, 1993.

4.9	2.13[4]	Agreement between the Company and Savyon dated October 10, 1994.

4.10	2.15[6]	Agreement dated January 23, 1995 between the Company, Eriphyle Trading Ltd. and Gamida-Gen Marketing Ltd., for the acquisition by the Company of shares of Gamida-Gen Marketing Limited (Gamidor).

4.11	2.17[7]

Agreement dated April 10, 1997 between the Company, Gamida for Life BV, Yacob Ofer, Gamida-Gen Marketing Ltd. and Gamidor Diagnostics (1984) Ltd., for the acquisition by the Company of ordinary shares of Gamida-Gen Marketing Ltd.

4.12	2.19[9]	Asset Purchase Agreement dated October 7, 1998 between Gamidor Limited (Gamidor UK) and Gamidor Diagnostics UK.

4.13	2.20[9]	Agreement dated December 23, 1998 between the Company, Gamida Trading Ltd., Gamida for Life BV and Gamidor Limited (Gamidor UK).

4.14	2.21[9]	Heads of Agreement dated October 1, 1998 between Gamidor Diagnostics (1994) Ltd. and the principal shareholder in Yaron Chemicals Ltd.

4.15	2.22[9]	Agreement dated February 7, 1999 between Healthcare Technologies Ltd., Hadasit Medical Research Services & Development Limited and others.

4.16	2.23[9]	Agreement between Luly Gurevich and Entity as adopted by Healthcare Technologies Ltd. in June 1999.

4.17	[16]	The Company’s amended year 2000 Incentive Share Option Plan.

4.18	2.25[11]

Share Purchase Agreement dated August 21, 2000, by and between Healthcare Technologies Ltd., Glycodata Ltd., Mr. Ofer Markman, Mr. Yeshayahu Yakir and certain investors, including Form of Convertible Debenture attached as Exhibit B thereto.

4.19	2.26[11]	Share Purchase Agreement dated October 2, 2000 between Healthcare Technologies Ltd., Gamida For Life BV (and other shareholders of GamidaGen Ltd.) and GamidaGen Ltd.

4.20	2.27[11]	Assignment and Transfer Agreement dated December 1, 2000 between Healthcare Technologies Ltd. and Savyon Diagnostics Ltd.

4.21	2.28[11]	Asset Transfer and Assignment Agreement dated December 30, 2000 between Diatech Diagnostics Inc, Diatech Diagnostics Ltd. and Savyon Diagnostics Ltd.

4.22	2.29[11]	Share Sale and Assignment Agreement dated December 31, 2000 between Diatech Diagnostics Inc, Diatech Diagnostics Ltd. and Healthcare Technologies Ltd.

4.23	2.30[11]	Agreement dated January 21, 2001 between Healthcare Technologies Ltd and Savyon Diagnostics Ltd.

4.24	2.31[12]	Share Exchange Agreement dated April 29, 2002 between Procognia Ltd., Glycodata Ltd., Healthcare Technologies Ltd. and the other shareholders of Glycodata Ltd.

4.25	2.32[12]

Subscription and Shareholders’ Agreement relating to Procognia Ltd. dated April 29, 2002 between certain investors, executives and additional subscribers, Healthcare Technologies Ltd., Procognia Ltd. and Glycodata Ltd.

4.26	99.1[13]	Distribution Agreement between Dade Behring Marburg GmbH and Gamidor Diagnostics

4.27	99.2[13]	Distribution Agreement between Amersham Pharmacia Biotech AB and Danyel Biotech Ltd.

4.28	99.3[13]	Deal Structure Document for Savyon 2003 Transaction.

4.29	10[14]	Agreement between Biodiagnostic (Savyon) and Advance Products (B.G. Negev Technologies and Applications) Ltd. dated October 31, 1983.

4.30	4.30	Agreement dated October 26, 1994 with the Washington Research Foundation.

4.31	[14]	Assignment Agreement Amersham – dated August 2, 2001.

4.32	[16]	Term Sheet for ImmvaRx transaction.

4.33	15	Audit Committee Charter.

4.34	15	Agreement for the sale of the Company’s shares in Procognia to Gamida.

8.	99.5	Subsidiaries of the Registrant.

11	[15]	Code of Ethics

12.1	[15]	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.

12.2	[15]	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.

12.3	[15]	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.4	[15]	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

[1]	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 44811)

[2]	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 33-22868)

[3]	Incorporated by reference to the Registrant’s Registration Statement on Form F-1 (File No. 33-54190)

[4]	Incorporated by reference to the Registrant’s Registration Statement on Form F-2 (File No. 33-85144)

[5]	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1994.

[6]	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1995.

[7]	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1996.

[8]	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

[9]	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1998.

[10]	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 1999.

[11]	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 2000.

[12]	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as amended.

[13]	Incorporated by reference to Registrant’s Registration Statement on form F-3 (SEC File No. 333-99601).

[14]	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (SEC File No. 33-22868).

[15]	Filed herewith.

[16]	Incorporated by reference to the Registrant’s Annual Report on Form 20-F for the Fiscal year ended December 31, 2003.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HEALTHCARE TECHNOLOGIES LTD.

By: /s/ Daniel Kropf

Daniel Kropf
Chairman of the Board of Directors

Date: June 29, 2005