Form 20-F/A
period 2004-12-31
HEALTHCARE TECHNOLOGIES LTD
filed 2005-07-01
CIK 835688

FORM 20-F/A

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


                               Yes [X]     No [_]

     Indicate by check mark which financial statement item the Registrant has elected to follow:

                          Item 17. [_]     Item 18. [X]



                                EXPLANATORY NOTE

     The Registrant filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 with the Securities and Exchange Commission on June 29, 2005. This Amendment to the Form 20-F is being filed to file certain exhibits that were inadvertently omitted from the original filing.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

     (B)  EXHIBITS

EXH.   INCORP.
NO.    BY REF. TO

1.1    1.1(8)   Memorandum of Association of the Registrant, as amended.

1.2    (16)     Articles of Association, restated to include all amendments in effect as of the date of this Report

2.1    2.1(1)   Debenture Purchase Agreement, dated as of May 14, 1991, among
                Healthcare, Rosebud, Evergreen-Canada Israel Investment and
                Company Ltd. et. al.

4.1    2.3(1)   Agreement dated February 21, 1991 between Savyon and New
                Horizons Diagnostic Corp.

4.2    2.4(1)   Agreement dated August 1, 1986 between Diatech Ltd. and Diamotek
                Ltd.

4.3    2.5(1)   Agreement dated February 22, 1987 between Diatech Ltd. and
                Yissum University.

4.4    2.6(1)   Agreement dated September 9, 1987 between Diatech Ltd. and Ramot
                University Authority for Applied Research & Industrial
                Development Ltd.

4.5    2.7(1)   Agreement dated July 15, 1989 between Diatech Ltd. and Yissum
                University.

4.6    2.8(1)   Agreement dated January 1, 1991 between Diatech Ltd. and Yeda.

4.7    2.9(1)   Distributorship Agreement between Savyon and Toshin, dated March
                3, 1986.

4.8    2.11(4)  Lease Agreement for Savyon's Facilities in Ashdod, Israel, dated
                March 29, 1993.

4.9    2.13(4)  Agreement between the Company and Savyon dated October 10, 1994.

4.10   2.15(6)  Agreement dated January 23, 1995 between the Company, Eriphyle
                Trading Ltd. and Gamida-Gen Marketing Ltd., for the acquisition by the Company of shares of Gamida-Gen Marketing Limited (Gamidor).

4.11   2.17(7)  Agreement dated April 10, 1997 between the Company, Gamida for
                Life BV, Yacob Ofer, Gamida-Gen Marketing Ltd. and Gamidor Diagnostics (1984) Ltd., for the acquisition by the Company of ordinary shares of Gamida-Gen Marketing Ltd.

4.12   2.19(9)  Asset Purchase Agreement dated October 7, 1998 between Gamidor
                Limited (Gamidor UK) and Gamidor Diagnostics UK.

4.13   2.20(9)  Agreement dated December 23, 1998 between the Company, Gamida
                Trading Ltd., Gamida for Life BV and Gamidor Limited (Gamidor
                UK).

4.14   2.21(9)  Heads of Agreement dated October 1, 1998 between Gamidor
                Diagnostics (1994) Ltd. and the principal shareholder in Yaron Chemicals Ltd.

4.15   2.22(9)  Agreement dated February 7, 1999 between Healthcare Technologies
                Ltd., Hadasit Medical Research Services & Development Limited and others.

4.16   2.23(9)  Agreement between Luly Gurevich and Entity as adopted by
                Healthcare Technologies Ltd. in June 1999.

4.17   (16)     The Company's amended year 2000 Incentive Share Option Plan.

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

4.26   99.1(13) Distribution Agreement between Dade Behring Marburg GmbH and
                Gamidor Diagnostics

4.27   99.2(13) Distribution Agreement between Amersham Pharmacia Biotech AB and
                Danyel Biotech Ltd.

4.28   99.3(13) Deal Structure Document for Savyon 2003 Transaction.

4.29   10(14)   Agreement between Biodiagnostic (Savyon) and Advance Products
                (B.G. Negev Technologies and Applications) Ltd. dated October
                31, 1983.

4.30   4.30     Agreement dated October 26, 1994 with the Washington Research
                Foundation.

4.31   (14)     Assignment Agreement Amersham - dated August 2, 2001.

4.32   (16)     Term Sheet for ImmvaRx transaction.

4.33   (17)     Audit Committee Charter.

4.34   (17)     Agreement for the sale of the Company's shares in Procognia to
                Gamida.

8.     99.5     Subsidiaries of the Registrant.

11     (17)     Code of Ethics

12.1   (15)     Certification of Chief Executive Officer pursuant to 18 U.S.C.
                Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.

12.2   (15)     Certification of Chief Financial Officer pursuant to 18 U.S.C.
                Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.

12.3   (15)     Certification of Chief Executive Officer pursuant to Rule
                13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.4   (15)     Certification of Chief Financial Officer pursuant to Rule
                13a-14(a) of the Securities Exchange Act of 1934, as amended.

23     (17)     Consent of Kost Forer& Gabbay.



                ----------

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

       (13) Incorporated by reference to Registrant's Registration Statement on form F-3 (SEC File No. 333-99601).

       (14) Incorporated by reference to Registrant's Registration Statement on Form F-3 (SEC File No. 33-22868).

       (15)     Filed herewith.

       (16) Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 2003.

       (17) Incorporated by reference to the Registrant's Annual Report on Form 2-F for the fiscal year ended December 31, 2004.

                                   SIGNATURES


     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                    HEALTHCARE TECHNOLOGIES LTD.


                                                    By: /s/ Moshe Reuveni
                                                    ---------------------
                                                    Moshe Reuveni
                                                    Chief Financial Officer



Date:  July 1, 2005