Form 20-F
period 2005-12-31
HEALTHCARE TECHNOLOGIES LTD
filed 2006-06-29
CIK 835688

FORM 20-F

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

           [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

                [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2005

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

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2005, the registrant had outstanding 7,702,832 Ordinary Shares, NIS 0.04 nominal value per share.

      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [_] No [x]

      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [_] No [x]

      Note -- checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [_]

      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
 Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [x]

      Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [_] Item 18 [x]

      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [_] No [x]

            In addition to historical information, this Annual Report on Form 20-F contains forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such difference include, but are not limited to, those discussed in Item 3. "Key Information - D. Risk Factors" and
Item 5. "Operating and Financial Review and Prospects." Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that the Company files from time to time with the Securities and Exchange Commission.

                                TABLE OF CONTENTS

                                                                           PAGE

INTRODUCTION ...........................................................      2

PART I .................................................................      5

      Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS ...      5

      Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE .................      5

      Item 3.  KEY INFORMATION .........................................      5

               A.    Selected Financial Data ...........................      5
               B.    Capitalization and Indebtedness ...................      6
               C.    Reason for the Offer and Use of Proceeds ..........      6
               D.    Risk Factors ......................................      6

      Item 4.  INFORMATION ON THE COMPANY ..............................     16

               A.    History and Development of the Company ............     16
               B.    Business Overview .................................     19
               C.    Organizational Structure ..........................     31
               D.    Property, Plant and Equipment .....................     32

      Item 5.  Operating and Financial Review and Prospects ............     32

               A.    Results of Operations .............................     32
               B.    Impact of Inflation and Devaluation ...............     35
               C.    Liquidity and Capital Resources ...................     36
               D.    Research and Development, Patents and Licenses,
                         Etc ...........................................     36
               E.    Trend Information .................................     37
               F.    Off-Balance Sheet Arrangements ....................     38
               G.    Tabular Disclosure of Contractual Obligations .....     38

      Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES ..............     39

               A.    Directors and Senior Management ...................     39
               B.    Compensation ......................................     41
               C.    Board Practices ...................................     42
               D.    Employees .........................................     44
               E.    Share Ownership ...................................     45

      Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS .......     46

               A.    Major Shareholders ................................     46
               B.    Related Party and Inter-Company Transactions ......     46
               C.    Interests of Experts and Counsel ..................     48

      Item 8.  FINANCIAL INFORMATION ...................................     49

               A.    Consolidated Statements and other Financial
                        Information ....................................     49
               B.    Significant Changes ...............................     49

      Item 9.  THE OFFER AND LISTING ...................................     49

               A.    Offer and Listing Details .........................     49

      Item 10. ADDITIONAL INFORMATION ..................................     50

               A.    Share Capital .....................................     50
               B.    Memorandum and Articles of Association ............     50
               C.    Material Contracts ................................     55
               D.    Exchange Controls .................................     57
               E.    Taxation ..........................................     57
               F.    Dividends and Paying Agent ........................     58
               G.    Statements by Experts .............................     58
               H.    Documents on Display ..............................     58
               I.    Subsidiary Information ............................     59

      Item 11. Quantitative and Qualitative Disclosure About Market
                  Risk .................................................     59

      Item 12. Description of Securities other than Equity Securities ..     59

PART II ................................................................     60

      Item 13. Defaults, Dividends, Arrearages and Delinquencies .......     60

      Item 14. Material Modifications to the Rights of Security holders
                  and Use of Proceeds ..................................     60

      Item 15. Controls and Procedures .................................     60

      Item 16. [Reserved] ..............................................     60

               A.    Audit Committee Financial Expert ..................     60
               B.    Code of Ethics ....................................     60
               C.    Principal Accountant Fees and Services ............     60
               D.    Exemption from listing standards for Audit
                        Committee ......................................     61
               E.    Purchases of Equity Securities by the issuer and
                        affiliated purchasers ..........................     61

PART III ...............................................................     61

      Item 17. FINANCIAL STATEMENTS ....................................     61

      Item 18. FINANCIAL STATEMENTS ....................................     61

      Item 19. FINANCIAL STATEMENTS AND EXHIBITS .......................     61

SIGNATURES .............................................................    114

                                  INTRODUCTION

      This Annual Report on Form 20-F (the "Annual Report" or "Report") is being filed by Healthcare Technologies Ltd., an Israeli corporation ("Healthcare" the "Company" "we" or "us").

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

      The Company's principal stockholder is Gamida for Life B.V. ("Gamida"), which owned approximately 64% of the Company's issued and outstanding shares as of the date of this report.

      The Company operates as a holding company with three main active direct subsidiaries (and two additional affiliates), which together comprise the Healthcare group of companies. Unless the context indicates otherwise, the term "Company" as used herein refers to Healthcare, its subsidiaries and Savyon Diagnostics Ltd. (its affiliate).

The Company's consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with Generally Accepted Accounting Principles in the United States, or US GAAP.

All references in this Annual Report to "dollars" or "$" are to U.S. dollars and all references in this Annual Report to "NIS" are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on December 31, 2005 was NIS 4.603 per $1.00.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms

      The following is a schematic presentation of the Company and its subsidiaries and affiliates (as of June 28, 2006):

                                -----------------
                                   Healthcare
                                Technologies Ltd.
                                    (Israel)
                                 ("Healthcare")
                                -----------------
                                        |
                                        |
                                        |
              --------------------------------------------------------
              |                         |                            |
      100%    |                 80%     |                    50%     |
              |                         |                            |
        -------------           ----------------             ----------------
           Gamidor               Danyel Biotech                   Savyon
         Diagnostics                  Ltd.                   Diagnostics Ltd.
          (1984)Ltd.                (Israel)                     (Israel)
           (Israel)                ("Danyel")                   ("Savyon")
         ("Gamidor")
        -------------           ----------------             ----------------
           |    |
      100% |    |   26.6%
           |    |
-------------  ------------
 Gamida Gen
     Ltd.      Afferix Ltd.
   (Israel)
("GamidaGen")
-------------  ------------

      The Company's business activities are organized into three main functional groups: research and development, manufacturing and worldwide marketing of diagnostic tools; marketing and distribution of products and services to biotechnology researchers in Israel; and marketing and distribution of products and services to clinical diagnostic laboratories in Israel. The Company's research, development and manufacturing activities are conducted primarily by Savyon, a leader in the serological diagnosis of chlamydial infections.

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

      In 2003 a new line of products was established aimed at the over the counter market. This line includes a product for the detection of vaginal yeast antigens, based on lateral flow immuno-chromatography technology. In 2004 two product lines, pregnancy tests and ovulation kits, both based on the above technology, were transferred to the Company's production facility.

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

      Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not Applicable

ITEM 3. KEY INFORMATION

            A.    SELECTED FINANCIAL DATA

      The following selected consolidated financial data of the Company have been prepared in accordance with US GAAP, and are derived from the Company's audited consolidated financial statements and accompanying notes. The selected financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects", and the Consolidated Financial Statements included elsewhere in this Annual Report.

      INCOME STATEMENT DATA:

      CONSOLIDATED STATEMENT OF OPERATIONS

      (in thousands of U.S. Dollars except per share data)

                                                            2005      2004      2003      2002      2001
                                                           ------    ------    ------    ------    ------
Sales                                                      12,053    12,130    12,412    16,676    16,013

Gross Profit                                                4,369     4,205     4,023     5,432     5,171

Operating income ( Loss)                                      161      (555)     (474)   (1,156)   (5,673)

Net income ( Loss) for year                                   276      (359)     (500)   (1,827)   (6,046)
                                                           ===============================================

Basic and diluted earnings (loss) per share                  0.04     (0.05)    (0.07)    (0.24)    (1.01)

Shares used in computing basic and diluted
   earnings (loss) per share.                               7,703     7,667     7,644     7,644     5,977

CONSOLIDATED BALANCE SHEET DATA:
      (in thousands of U.S. Dollars)

                                                            2005      2004
                                                           ------    ------

Working capital                                             2,223     2,832

Total assets                                               12,374    11,988

Short-term credit including current maturities                940       925

Long-term liabilities, not including current maturities       174       142

Shareholders' equity *                                      6,791     1,902

Following the closing of the Procognia transaction on May 29th 2005, shareholder's equity increased by $4.8 million. [See Item 4A "History and Development of the Company - The Procognia Investment.".]

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

                     RISKS RELATED TO THE COMPANY'S BUSINESS

      THE COMPANY SUSTAINED NET LOSSES IN THE PAST, HAS AN ACCUMULATED DEFICIT AND MAY NOT GENERATE PROFITS IN THE FUTURE.

            While the company ended 2005 with a net income of $ 276 thousand, for the two fiscal years ended December 31, 2004, and 2003 the Company had net losses of approximately $0.36 and $0.5 million, respectively. Such losses resulted principally from:

      - Expenses associated with the ImmvaRx transaction of $104 thousand in the year 2004.

      - Impairment of the investment in Afferix of $100 thousand and $111 thousand in the years 2004 and 2003.

      and amortization of technology of approximately $749 thousand in 2003.

      The Company may incur significant losses in the future as it continues its research and development efforts mainly by Savyon, expands its marketing, sales and distribution activities, develops strategies for competing with other manufacturers, and scales up its research and development and manufacturing capabilities. There can be no assurance that the Company will be able to generate profits in the future. As of December 31, 2005, the Company's accumulated deficit was approximately $21 million.

      IF THE COMPANY CANNOT MAINTAIN ADEQUATE OPERATING CAPITAL, ITS BUSINESS WILL SUFFER.

      On December 31, 2005, the Company had a working capital of $2.2 million, including cash in the amount of $0.7 million. The Company anticipates that these funds, together with funds from operations will be sufficient to meet its anticipated cash requirements for 2006. For the fiscal year 2005, net cash provided by operating activities amounted to $644 thousand. Although the Company currently believes that it will generate a positive cash flow from operations in fiscal 2006, it is possible that it will not succeed in doing so.

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

      Danyel Biotech's principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Eldan (Agilent), Medtechnica (Waters) in the field of chromatography; Pharmatec (Tecan) and Saifan (PE Life Science) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot (Greiner), Geter (Corning) in the field of bio-plastics; and Saifan (PE Life Sciences -NEN-), Biological Industries (Promega), Dinco Renihum (Invitrogen) and Sigma Israel in the field of molecular biology and Biology Reagents. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2005 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

      The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex (Abbott) and Dover (J&J) for hematology products; Dyn Diagnostics (Roche) and Sorin for immunology products; Ilex (Vitek) and Pharmtop (Sorin) for microbiology products; Travenol (Nequas) for quality control products; and Dyn Diagnostics (Roche) and Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2005 the Gamidor Group accounted for a significant portion of the Israeli pathology, genetics, hemostasis products market and a lesser portion of the Israeli market for the Group's other products.

      Savyon's serology test kits for chlamydia compete with serology tests produced by companies such as Hitachi (Japan), Medac (Germany), Orgenics (Israel), MRL (USA) and LabSystems (Finland). Savyon's SeroMP (microplasma pneumoniae) products compete in the field of serology testing with products produced by companies such as Fujirebio in Japan. The Company believes that Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on a study conducted by Froste & Salive, which indicated that Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999. The belief is further based on the fact that the Company's sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately $3.2 million, $3.1 million and $2.6 million in 2005, 2004 and 2003 respectively and, to the best of Savyon's knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon's market share relatively unchanged. Savyon's remaining kits represent a much smaller portion of the overall market for such products.

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

      THE COMPANY'S PATENTS MAY NOT PROTECT ITS PRODUCTS FROM COMPETITION

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

      In the serologic field, during 2004 the Company received a U.S. patent regarding chlamydia in addition to the patent granted in Israel during 2001 and several pending patents applications registered in Europe These patents are used in the production of the Company's Sero CT diagnostic test kit products. In both the genetic field and the serologic field, the Company has certain other granted patents and applications for patents that are not utilized by it for its products, will probably not be used in the future and, therefore, will not be renewed.

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

      THE COMPANY'S BUSINESS COULD BE ADVERSELY AFFECTED IF IT LOSES THE SERVICES OF THE KEY PERSONNEL UPON WHOM IT DEPENDS.

      The Company depends upon the efforts of its chairman, Mr. Daniel Kropf, and of other senior executives, including Mr. Moshe Reuveni, Mr. Yacob Ofer, Mr. Luly Gurevich and Dr. Martin Lee. Mr. Kropf's services are mutually terminable upon ninety (90) days' prior written notice by either the Company or Gamida for Life (Israel) Ltd.. The Company's agreement for Mr. Reuveni's services is subject to termination with three months' prior written notice served by either party. Mr. Ofer has an employment agreement which may be terminated upon six months prior written notice by either party. Mr. Gurevich's consulting agreement is automatically renewed every two years, but either party may decide not to extend it by giving six months prior written notice. Savyon's agreement for Dr. Lee's management services is subject to termination in the event that he ceases to be a substantial shareholder of Savyon and under certain other circumstances. Except for Dr. Lee, these executives are not covered by key man life insurance policies.

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

      THE COMPANY IS DEPENDENT UPON INDEPENDENT SALES AGENTS, DISTRIBUTORS AND DEALERS.

      The Company markets and sells its products in part through networks of independent sales agents, distributors and dealers in certain countries. The Company has written distribution agreements with its major distributors that grant these companies the exclusive right to distribute the Company's products for periods of one year, subject to automatic renewals unless the Company or the distributor elects not to continue in either case. These agreements do not require the distributors to purchase any minimum amounts of the Company's products.

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

      A SIGNIFICANT PERCENTAGE OF TWO OF THE COMPANY'S SUBSIDIARIES' PRODUCTS ARE DEPENDENT ON CERTAIN PRINCIPAL SUPPLIERS

      During 2004 and 2005, purchases from one of Danyel's suppliers, Amersham Biosciences ("Amersham"), which was acquired by General Electric during October of 2003, accounted for 31% and 26% respectively of the Company's annual cost of sales. In addition, during 2004 and 2005, purchases from one of the Gamidor Group's suppliers, Dade Behring, accounted for 15% and 19% respectively of the Company's annual cost of sales. A failure of such suppliers to continue to supply products to the Company or failure to renew such agreements, will adversely affect its business and financial results.

      In general, Danyel's agreement with Amersham appoints Danyel as the exclusive distributor in Israel and certain related areas for Amersham's products and services in the field of applied genomics, cell biology and separation, subject to Danyel meeting certain minimum sales requirements.Effective as of January 2002, Amersham assigned its rights and obligations under the agreement to a third party sub-distributor which has entered into an agreement with Danyel pursuant to which the sub-distributor has agreed to honor Amersham's obligations to Danyel under the agreement for so long as the sub-distributor continues to serve as such for Amersham.

      In general, Gamidor's agreement with Dade Behring appoints Gamidor as the exclusive distributor in Israel and certain related areas for certain of Dade Behring's diagnostic products, subject to Gamidor meeting certain minimum sales requirements. The agreement had an initial four year term ending October 31, 2003 and has been renewed for a further term ending October 31, 2006.The company does not expect any obstacles in renewing the agreement for another 3 years, of which there can be no assurance. Such an agreement may be terminated by Dade Behring if, among other reasons, Gamidor fails to meet the minimum sales requirements.

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

      Sales to three sick funds in Israel, namely Maccabi, Clalit and Meuhedet (collectively "the Sick Funds") accounted respectively for 8%, 14% and 7% of the Company's annual sales during 2004, and 12%, 16% and 3% of such sales in 2005. The Company has a number of written agreements with the Sick Funds covering different products. Under these agreements, the Company has undertaken to charge the Sick Funds a fixed price for various products over a period of three to five years, provided that they purchase certain minimum quantities of such products from the Company.

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

                     RISKS RELATING TO OPERATIONS IN ISRAEL

      THE COMPANY HAS IMPORTANT FACILITIES AND RESOURCES LOCATED IN ISRAEL, WHICH HAS HISTORICALLY EXPERIENCED MILITARY AND POLITICAL UNREST.

      The Company is incorporated under the laws of the State of Israel. The Company's principal research and development and manufacturing facilities are located in Israel and most of the Company's revenues are derived from sales made in Israel. As a result, the Company is directly influenced by the political, economic and military conditions affecting Israel. Any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could significantly harm the Company's business, operating results and financial condition.

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

      EXCHANGE RATE FLUCTUATIONS AND INFLATION IN ISRAEL COULD ADVERSELY IMPACT THE COMPANY'S FINANCIAL RESULTS.

      Exchange rate fluctuations and inflation in Israel could adversely impact the Company's financial results. During calendar years 2003, 2004 and 2005, the annual rate of inflation was approximately 6.5%, (1.8)% and 2.4% respectively, while the NIS was devalued (appreciated) against the U.S. Dollar by approximately (7.6)%, (0.02)% and 6% respectively. Consequently, during calendar years 2003, 2004 and 2005 the annual rate of inflation as adjusted for devaluation (appreciation) was approximately (1.1)%, (1.8)% and 8% respectively.

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

      PROVISIONS OF ISRAELI CORPORATE AND TAX LAW MAY HAVE THE EFFECT OF DELAYING, PREVENTING OR MAKING MORE DIFFICULT A MERGER WITH, OR OTHER ACQUISITION OF, THE COMPANY THIS COULD CAUSE OUR ORDINARY SHARES TO TRADE AT PRICES BELOW THE PRICE FOR WHICH THIRD PARTIES MIGHT BE WILLING TO PAY TO GAIN CONTROL OF THE COMPANY. THIRD PARTIES WHO ARE OTHERWISE WILLING TO PAY A PREMIUM OVER PREVAILING MARKET PRICES TO GAIN CONTROL OF THE COMPANY MAY BE UNABLE OR UNWILLING TO DO SO BECAUSE OF THESE PROVISIONS OF ISRAELI LAW.

      The Companies Law includes provisions that allow a merger transaction and requires that each company, that is a party to a merger, have the transaction approved by its board of directors and a vote of at least 75% of its shares, at a shareholders' meeting called on at least 21 days' prior notice. For purposes of the shareholders vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares of the other party, or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party of the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 50 days have passed from the time that a proposal for the approval of the merger has been filed with the Israel Registrar of Companies and 30 days have passed from the time that the approval of the merging parties' shareholders has been received.

      The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company and there is no existing 25% or greater shareholder in the company. If there is no existing 45% or greater shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company. Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the laws of the country in which the shares have been offered to the public or in which the shares are listed for trading on an exchange, including the rules and regulations of such exchange, there is either a restriction upon any acquisition of control to any extent, or the acquisition of control to any extent requires the purchaser to make a tender offer to the public.

      If following any acquisition of shares, the acquirer will hold 90% or more of the company's shares the acquisition may not be made other than through a tender offer to acquire all of the shares. If the shareholders who declined the tender offer hold 5% or less of the company's outstanding share capital, all the shares that the acquirer offered to purchase will be transferred to it. However, the tendered shareholders may seek to alter the consideration by court order.

                 RISKS RELATED TO THE COMPANY'S ORDINARY SHARES

      THE COMPANY'S SHARES PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL SHAREHOLDERS.

      The market price of the Company's ordinary shares ranged between a high sales price of $1.45 and a low sales price of $0.37 during 2005 and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control:

      - actual or anticipated variations in the Company's quarterly operating results;

      - announcements of technological innovations or new products or services or new pricing practices by the Company or its competitors;

      - changes in United States and other countries' government regulations relating to

      -     approval of the Company's products;

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

      Gamida, the Company's principal shareholder, holds 4,944,745 shares or approximately 64% of the Company's voting securities. As a result, Gamida has a controlling interest over all matters, excluding related party transactions requiring approval by shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

Out of the 4,944,475 shares, 4,053,000 are currently pledged to Bank Leumi Le'Israel Ltd as security for a loan from the Bank to Gamida. So long as the Bank does not demand immediate payment of the loan (which may occur upon the occurance of an event of default), Gamida shall be entitled to exercise the voting rights pertaining to the pledged shares for any purpose not inconsistent with the terms of the pledge.

However, as a shareholder, Gamida is required, to oppose certain resolutions, such as, but not limited to, resolutions that might result in the dilution of Gamida's holdings in Healthcare, or result in the reduction in the value of the pledged shares or harm the rights of the Bank under the pledge, except where the Bank has given its prior written consent.

In the event the bank demands immediate payment of the loan, following the occurrence of an event of default, all voting rights shall vest with the Bank.

      Upon the occurrence of an event of default, the Bank shall be entitled to dispose of the shares, subject to complying with the terms of the pledge agreement.

      THE SALE OF RESTRICTED SHARES COULD CAUSE THE MARKET PRICE OF THE COMPANY'S ORDINARY SHARES TO DROP SIGNIFICANTLY.

      Most of the ordinary shares beneficially owned by Gamida, the Company's management and directors and their affiliates, aggregating approximately five million shares, are restricted securities under the federal securities laws. On August 2003 the Company has registered approximately 4.1 million shares for sale in which out of them approximately 3.9 million shares for sale by Gamida As long as the registration statement remains effective, these shares may be resold without the volume restriction to which they would otherwise be subject. The remaining shares may be sold, but are subject to certain volume and other restrictions. The Company cannot estimate the number of these shares that may be sold in the future or the effect that their sale may have on the market price of the ordinary shares. However, it could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them, even if the Company's business is doing well.

      THE MARKET PRICE OF THE COMPANY'S SHARES COULD DECLINE IF IT DOES NOT MEET THE REQUIREMENTS FOR CONTINUED LISTING ON NASDAQ.

      The Company's ordinary shares are traded on the NASDAQ Capital Market, which has adopted rules that establish criteria for initial and continued listing of securities. The Company currently meets the criteria for continued listing of its securities on the NASDAQ Capital Market. However, commencing as of May 29, 2006, Nasdaq rules will require the Company to maintain a minimum closing bid price for the Company's ordinary shares of $1.00 per share. If the Company's ordinary shares trade for 30 consecutive business days below the applicable minimum closing bid price requirement, Nasdaq will send a deficiency notice to us, advising that we have 180 calendar days to regain compliance with the minimum bid price. The Company must then maintain compliance for a minimum of 10 consecutive business days. Under certain circumstances, Nasdaq may require maintenance of a $1.00 minimum bid price for more than 10 days. Thereafter, the Company can receive an additional 180-day compliance period if we meet all initial inclusion requirements for the Nasdaq Capital Market, except for the bid price requirement. If the Company does not demonstrate compliance within the requisite compliance period, it will be issued a delisting letter, which the Company may appeal at that time.

      If the Company's ordinary shares are delisted from the NASDAQ Capital Market, trading in its ordinary shares could be conducted on an electronic bulletin board established for securities that do not meet the NASDAQ listing requirements. If the Company's ordinary shares were delisted from the NASDAQ Capital Market, it would be subject to the so-called penny stock rules that impose restrictive sales practice requirements on broker-dealers who sell those securities. Consequently, de-listing, if it occurred, could affect the ability of shareholders to sell their ordinary shares in the secondary market. The restrictions applicable to shares that are de-listed, as well as the lack of liquidity for shares that are traded on an electronic bulletin board, may adversely affect the market price of such shares. For information concerning the recent trading history of the Company's ordinary shares, see Item 9. "The Offer and Listing - A. Offer and Listing Details".

ITEM  4.    INFORMATION ON THE COMPANY

            A.    HISTORY AND DEVELOPMENT OF THE COMPANY

GENERAL

      The company was incorporated as a limited liability company under the law of the state of Israel in May 1988. The Company's principal executive offices are located at, 32 Shaham Street, Kiryat Matalon, Petach Tikva, Israel, 49170 (tel: 972 3 9277227).

      The Company's business consists of development, manufacture and marketing of clinical diagnostic test kits and provides services and tools to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Company is also engaged in the production and marketing of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans.

IMPORTANT EVENTS IN THE DEVELOPMENT OF THE COMPANY'S BUSINESS

      The Company was incorporated in May 1988. On February 24, 1989, the Company completed an initial public offering of ordinary shares and share purchase warrants in the United States and listed its securities on the NASDAQ SmallCap Market.( NASDAQ)

      In April 1991, the Company acquired Diatech Diagnostica Inc., a Delaware Corporation ("DDI"), and its wholly-owned Israeli subsidiary, Diatech Diagnostica Ltd. ("Diatech Israel"), a medical diagnostic kits manufacturer.

      In October 1991, the Company consolidated the operations of Diatech Israel with those of the Company's subsidiary Pronto Technologies Ltd. ("Pronto") which was, subsequently merged into Gamidor

      In January 1995, the Company acquired 50% of Gamidor Limited, a United Kingdom company ("Gamidor UK") engaged in the distribution and marketing of medical diagnostic products and laboratory systems and equipment. The remaining shares of Gamidor UK were owned by Gamida Trading Limited (formerly Eryphile Trading Ltd.), an affiliate of Gamida.

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

      In January 2001, the Company acquired all of the issued and outstanding shares of Gamida Gen Ltd. ("GamidaGen"), formerly controlled by Gamida (see Item 7 below), in consideration for the issuance of 1,000,000 of the Company's ordinary shares to the shareholders of GamidaGen. GamidaGen's aggregate outstanding debts to third parties (including banks) amounted to approximately $0.7 million, in addition to approximately $0.3 million owed to the Company. As part of the acquisition the Company agreed to assume a guarantee of up to $270,000 of Gamida Gen's debts in favor of an Israeli commercial bank (included in the above sum of third party debts) provided by DMI Investments B.V. ("DMI"). DMI had thereafter been required by the bank to discharge its obligations pursuant to its guarantee. In September 2004, the Company entered into an agreement by and among DMI, the Company and Gamida Gen pursuant to which the Company issued to DMI, fifty-four thousand one hundred and five ordinary shares of the Company in consideration of DMI fully and finally releasing the Company of any obligation which it may have in connection with DMI's demands to be reimbursed for the amount of approximately $270,000.

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

      On August 19, 2003, the Company completed the registration for sale of approximately four million shares held principally by Gamida, as part of Gamida's pledge to the United Mizrahi Bank as well as shares issued to the remaining shareholders of Gamida Gen. For additional information concerning important events in the development of the Company's business, see Item 7. "Major Shareholders and Related Party Transactions - B. Related Party and Inter-Company Transactions."

      In December 2003, Pronto and Gamida Gen Marketing (1979) Ltd. initiated a merger with Gamidor. Subsequent to the merger, Gamidor remains the sole surviving entity. The purpose of the merger was to achieve operating efficiencies. Such merger is still subject to the approval of the Israeli tax authorities and Companies Registrar.

      INVESTMENT IN AFFERIX LTD.

      In August 2003, Pronto, which has since merged into Gamidor, invested in Afferix Ltd. $ 211,000 by way of a convertible bridge loan. Afferix is in the process of developing a diagnostic kit for the identification of free iron in the blood stream. In the beginning of 2005, the loan was converted into shares representing approximately 27% of the issued and outstanding share capital of Afferix. Gamidor is entitled to designate one director to the Afferix board of directors. During 2005, Afferix entered into a contract with Novartis to supply samples analyzed for free iron in the blood stream. Afferix received approximately $ 50,000 as a pre payment for the tests.

      THE PROCOGNIA INVESTMENT

      In January 2000, the Company established Procognia (Israel) with an initial investment of $600,000, and subsequently transferred the Company's glycobiology research and development project into Procognia (Israel). During the second half of 2000, Procognia (Israel) effected a private placement of its equity securities to unaffiliated third party investors, raising an aggregate of $2,500,000, for approximately 28.14% of the share capital of Procognia (Israel) (allotted as 2,500,000 preferred shares). At the end of 2001, the third party investors granted convertible loans amounting to $2 million.

      In April 2002, Procognia (Israel) secured $14.3 million in a second round of financing, . For the purposes of this financing, a newly organized company registered in England, Procognia Ltd., ("Procognia") acquired 100% ownership of Procognia (Israel), in consideration for which the Company, as well as another existing Procognia (Israel) shareholder, received ordinary shares of Procognia in exchange for their Procognia (Israel) shares, while the subsequent investors received preferred shares carrying certain dividend and liquidation preferences and veto rights. Following the April 2002 financing, various funds managed by Apax Partners Europe became the principal shareholders of Procognia, owning in the aggregate approximately 37% of Procognia's share capital.

      Procognia subsequently effected certain financing transactions from 2002 to 2004 that reduced the Company's ownership interest in Procognia to approximately 4%. Owing to this dilution, the Company lost its right to nominate a director on Procognia's board.

      On March 31, 2005, the Board of Directors and Audit Committee approved the sale of all the Company's shares in Procognia to Gamida. Despite being only about a 4% equity investee of the Company and although the Company did not have any financial liabilities in respect of its investment in Procognia, under U.S. GAAP the Company was required to consolidate its proportionate share of Procognia's accumulated losses in the Company's balance sheet which amounted to $4,761,000 at December 31, 2004. As a result, the Board of Directors determined that it would be in the Company's best interests to dispose of its holdings in Procognia.

      On April 15, 2005, the Company announced that it received notice from Nasdaq indicating that based on, the Company's stockholders' equity which was $1,921,000, the Company is not in compliance with the minimum $2,500,000 stockholders' equity requirement for continued listing on Nasdaq. Therefore, the Nasdaq Staff is reviewing the Company's eligibility for continued listing on Nasdaq.

      As requested by Nasdaq, the Company provided Nasdaq with a definitive specific plan to achieve and sustain compliance with the listing requirements through the previously announced sale of all the Company's shares in Procognia to Gamida, which would result in an increase in stockholder's equity of approximately $4.8 million thereby regaining compliance with the stockholders equity requirement for continued listing.

      On May 29, 2005, the shareholders of the Company approved the sale of all the Company's shares in Procognia to Gamida. For a description of the terms of this agreement, see Item 7B "Major Shareholders and Related Party
Transactions-Related Party and Inter-Company Transactions."

      THE SAVYON TRANSACTION

      Prior to the transaction described in this section (the "Savyon Transaction"), Pronto Technologies Ltd. ("Pronto") was called Savyon Diagnostics Ltd. The company changed its name from Savyon to Pronto in order to permit the new company established for the purposes of the Savyon Transaction to adopt the name Savyon Diagnostics Ltd.

      On December 31, 2002, the Company and Pronto, which has since merged into Gamidor, entered into agreements with the Levine Family LP ("LF"), controlled by Dr. Martin Lee, to establish Savyon Diagnostics Ltd. for the purpose of acquiring Pronto's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million.

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

Any reference herein to "Savyon"'s activities in the field of clinical laboratory diagnostics shall in effect be referring to Pronto Technologies Ltd. with respect to anything that occurred before the Savyon Transaction and shall refer to Savyon Diagnostics Ltd. with respect to anything that occurred after the Savyon Transaction.

      RECENT DEVELOPMENTS

      IMMVARX TRANSACTION

      On July 26, 2005, Healthcare Technologies signed a definitive agreement with ImmvaRx, Inc. (a company engaged in the development of therapies and diagnostic techniques addressing the adenocarcinoma class of cancers and certain kinds of allergies) and Gamida, for the transfer of all of ImmvaRx's assets, including its intellectual property, to Healthcare and for the sale of all of Healthcare's holdings in other companies to Gamida (the "IMMVARX AGREEMENT"). On January 30, 2006, the ImmvaRx Agreement was terminated, before the closing could take place, in accordance with its terms.

      CHAIM SHEBA MEDICAL CENTER TRANSACTION

On June 26, 2006 the Company announced that the State of Israel's Chaim Sheba Medical Center has selected PerkinElmer, Inc.'s neonatal screening technology to create a comprehensive newborn screening program that is intended to cover every child born in Israel. PerkinElmer's clinical diagnostics division is represented throughout Israel by Healthcare (via Gamidor) together with PerkinElmer's regional distributor HVD Vertriebs Gmbh ("HVD").

Under the terms of this transaction, PerkinElmer, via the Gamidor and HVD, will provide the State of Israel with instrumentation, reagents, scientific expertise, and an informatics system that will enhance Israel's neonatal screening and data management capabilities. The system will allow the Sheba Medical Center to implement a comprehensive solution that will electronically track laboratory workflow from sample receipt and preparation, through the analytical steps, to quality control review, reporting and follow-up.

The contract will fulfill a recent mandate by the Medical Research Infrastructure Development and Health Services Fund to substantially expand its newborn screening program to cover Israel's entire population and increase the number of tests that will be screened for indications of disease.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The following is a table of the Company's principal capital expenditures for the last three years.

                          in thousands of U.S. Dollars
                                   2005      2004       2003
                                 --------   -------   -------
Fixed Assets                        936       313       293
Investments in other companies      150         -       211
Total                             1,086       313       504

      The figures do not include Savyon which under U.S GAAP is presented according to the equity method.

      For information concerning material acquisitions and divestitures of business interests by the Company, see Item 4. "Information On The Company - A. History and Development of the Company" and Item 7. "Major Shareholders and Related Party Transactions".

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

      On December 31, 2002, the Company and Pronto entered into an agreement with the Levine Family LP ("LF"), controlled by Dr. Martin Lee to establish Savyon as a newly organized Israeli company to acquire Pronto's clinical laboratory diagnostics business. The Company and LF each own fifty percent of Savyon. Mr. Daniel Kropf was appointed chairman of the board and Dr. Lee was appointed as its chief executive officer. See Item 4 - "Information on the Company --A. History and Development of the Company."

MANUFACTURING - SAVYON - www.savyondiagnostics.com

      The manufacturing activities of the Company are primarily conducted by Savyon.

      The Company believes that Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on a study conducted by Froste & Salive, which indicated that Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999." The belief is further based on the fact that the Company's sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately, 3.2 million, $3.1 million and $2.6 million in 2005, 2004 and 2003, respectively -, and to the best of Savyon's knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon's market share relatively unchanged. Savyon also manufactures immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays. Savyon focuses on specific segments of the clinical diagnostics market and is positioned to identify ideas and turn them into marketable products. Savyon provides quality diagnostic tools to laboratory professionals and point of care locations in Israel and worldwide. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the over-the-counter market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the in vitro diagnostics healthcare field. Savyon manufactures sophisticated immunoassays for antibodies detection of certain pathogens of sexually transmitted diseases (STD), particularly for the serological diagnosis of chlamydial infections and of respiratory tract infections (RTI), and sophisticated devices for the detection of urinary tract infections (UTI). Savyon operates under the quality standards of ISO 13485:2003 and currently produces its diagnostic kits for the detection of certain sexually transmitted diseases and other infectious diseases at its Ashdod facility. Savyon has not experienced any difficulty in obtaining supplies to date, there being many available suppliers including chemical companies for reagents and antibodies and for other supplies.

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

      A separate line of products is based on lateral flow immuno-chromatography technology. Savyon manufactures and sells pregnancy tests and ovulation kits to 6 distributors around the world, mainly in north America.

      Savyon's newest over the counter (OTC) and point of care (POC) product, the SavvyCheck test, which has recently received CE registration, is for the diagnosis of Vaginal Yeast Infections. The SavvyCheck test will be sold worldwide through newly established distribution channels to pharmacies, health clinics, and physicians.

      Savyon is also engaged in the production of molecular biology based gene screening tools for the detection of certain gene-associated disorders in humans (some cancers, thrombosis, cystic fibrosis and certain other diseases), facilitating early diagnosis, treatment or medical intervention. GamidaGen developed Pronto(TM), a molecular biology based technology for the detection of single nucleotide polymorphisms (SNPs) that is currently used for genetic screening and testing of certain human genetic disorders.

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

      In 2003 a new line of products was established aimed at the OTC market. This line includes a test for the detection of vaginal yeast antigens, based on lateral flow immuno-chromatography technology. In 2004 two product lines, pregnancy tests and ovulation kits, both based on the same technology, were transferred to our production facility.

      Savyon also markets the Quickstripe(TM) product line, which is produced by other manufacturers. The QuickStripe(TM) tests are rapid, quantitative one-step systems based on immuno-chromatographic technology. QuickStripe(TM) tests consist of a compact cassette-like plastic card which includes the components required to run the test, including a built-in procedural control to enable accurate results. QuickStripe(TM) tests are easy to use, require no instrumentation or procedures other than adding the sample to be tested to the kit and are therefore particularly suitable for use in physicians' offices, hospital emergency rooms and urgent cases. QuickStripe(TM) test results are usually obtained within less then an hour, and generally provide a "positive/negative" result.

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

--------------------------------------------------------------------------------
SeroFIA(TM)               An immunofluorescence assay for the detection of IgG
Chlamydia IgG,            or IgM or IgA antibodies specific to C. trachomatis,
IgM, IgA                  C. pneumoniae and C. psittaci in human serum.

--------------------------------------------------------------------------------
SeroELISA(TM)             An enzyme-linked immunosorbent assay for the detection
Chlamydia IgG,            of IgG or IgA or True IgM antibodies specific to
IgA, TRUE-IgM             chlamydia.

--------------------------------------------------------------------------------
SeroHSV(TM)IgM            An enzyme-linked immunosorbent assay for the
                          qualitative detection of specific IgM antibodies to herpes simplex virus type 1 or 2 in human serum.

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

                       RESPIRATORY TRACT INFECTIONS (RTIS)

PRODUCT                                        DESCRIPTION
--------------------------------------------------------------------------------
SeroMP(TM) IgG,           An enzyme-linked immunosorbent assay for the detection
IgM,  IgA                 of IgG or IgM or IgA antibodies specific to mycoplasma
                          pneumoniae in human serum.

--------------------------------------------------------------------------------
SeroPertussis(TM)         An enzyme-linked immunosorbent assay for the
IgA/IgM, IgG              semi-quantitative detection of IgG antibodies and
                          IgA/IgM antibodies specific to bordetella pertussis in human serum.

--------------------------------------------------------------------------------
SeroFIA(TM)               An immunofluorescence assay for the detection of IgG
Chlamydia IgG,            or IgA or IgM antibodies specific to C. pneumoniae, C.
IgM, IgA *                trachomatis and C. psittaci in human serum.

--------------------------------------------------------------------------------
SeroELISA(TM)             An enzyme-linked immunosorbent assay for the detection
Chlamydia IgG,            of IgG or IgA or True IgM antibodies specific to
IgA, TRUE-IgM *           chlamydia.

      o Savyon's SeroFIA(TM) Chlamydia and SeroELISA(TM) Chlamydia kits may be used for the diagnosis of both STDs as well as for the diagnosis of RTIs.

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

--------------------------------------------------------------------------------
Savvy check               Vaginal Yeast infection - A rapid visual assay for the
                          detection of vaginal yeast antigen from the vaginal swabs in women symptomatic for vaginitis.

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

      The Company also developed pre-disposition tests for certain diseases. Among these is a three-kit panel which tests for mutations in genes associated with pre-disposition to thrombosis, namely Factor V Leiden ("Factor V"), which is the most common hereditary blood coagulation disorder in the United States, the prothrombin ("Factor II") mutation 20210A, which is a major risk factor for venous thrombosis and certain arterial thrombotic conditions and the methylenetetrahydrofolate reductase mutation 677C>T ("MTHFR"). People with even one copy of the mutated Factor II or Factor V gene may have an increased likelihood of thrombotic events. Such likelihood may be increased further in smokers, women taking birth-control pills and people who undergo major operations; thus, awareness of the existence of these mutations promotes preventive therapy. The Company developed further tests associated with pre-disposition to other diseases such as hemochromatosis (iron overload), screening kits for familial mediterranean fever, breast and ovarian cancer and colorectal cancer and a genotyping kit for Apo E (a gene correlated with pre-disposition to Alzheimer's disease).

      The Company's products in this field are intended for clinical laboratories carrying out diagnosis of a variety of genetic defects and, in particular, for Israeli, Arab, Jewish and ethnic European populations. In addition, the Company's products are used in clinical laboratories performing pre-disposition testing (thrombosis, hemochromatosis, certain cancers and several other diseases and conditions). Under an agreement executed in September 2003 (the "PDL AGREEMENT"), exclusive rights for the exploitation of the Pronto(TM) product range outside Israel have been licensed to Pronto Diagnostics Ltd. PDL, a company founded by Dr. Nir Navot, formerly an employee of GamidaGen and latterly chief executive officer of Pronto. Gamidor continues to distribute the products in Israel, having also reserved a right of first refusal for handling there any new products that PDL develops but does not market itself. Subject to certain conditions, the manufacture of the product line for Gamidor continues to be assigned to Savyon.

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

PRODUCT                                          ASSOCIATED DISEASE GENE
--------------------------------------------------------------------------------
Gaucher                         Gaucher (glucocerebrosidase)

--------------------------------------------------------------------------------
FMF                             Familial Mediterranean Fever (Pyrin)

--------------------------------------------------------------------------------
Canavan                         Canavan (Aspartoacylase)

--------------------------------------------------------------------------------
Bloom/Fanconi                   Bloom's syndrome (BLM); Fanconi Anemia C (FACC)

--------------------------------------------------------------------------------
CF Basic; CF Open; CF Euro 1    Cystic Fibrosis (CFTR)

--------------------------------------------------------------------------------
FD                              Familial Dysautonomia (IKBKAP)

--------------------------------------------------------------------------------
2 GeneScreen                    Mucolipidosis type IV (ML IV), Niemann-Pick
                                types A+B

                    CARRIER SCREENING AND PRE-NATAL DIAGNOSIS

PRODUCT                                       ASSOCIATED DISEASE GENE
--------------------------------------------------------------------------------
4 GeneScreen                 Canavan, BLM, FACC, FD

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

--------------------------------------------------------------------------------
ApoE                         Hyper-cholesterolemia (Apolipoprotein E)

--------------------------------------------------------------------------------
APC                          Pre-disposition to colorectal cancer

--------------------------------------------------------------------------------
ThromboRisk (TM)             Increased risk of thrombosis (Factor V, Factor II,
                             MTHFR)

--------------------------------------------------------------------------------
Factor V                     Increased risk of thrombosis

--------------------------------------------------------------------------------
MTHFR                        Increased risk of thrombosis

--------------------------------------------------------------------------------
Factor II / Prothrombin      Increased risk of thrombosis

--------------------------------------------------------------------------------
Hemochromatosis              Hemochromatosis\ iron overload (HFE)

                              DNA EXTRACTION

PRODUCT                                               USAGE
--------------------------------------------------------------------------------
DNA extraction kit (from     Rapid DNA extraction for use in diagnostics and
human whole blood)           research laboratories

RESEARCH AND DEVELOPMENTS -SAVYON

      The Company, through Savyon mainly, is engaged in certain research and development activities as detailed below. See Item 5D "Operating and Financial Review and Prospects - Research and Development Grants." These activities include certain new projects in the diagnostic field. Savyon's gross research and development expenditures were approximately $552 thousand dollars and $672 thousand dollars for the years 2005 and 2004 and represents Savyon's effort in developing new products.

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

      In the genetic field, the Company has seven granted patents that it utilizes in producing its products (three of which have been assigned to PDL under the PDL Agreement). The patents are registered for methods of single nucleotide primer extension and kits therefore, of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore, and of characterizing GC-rich nucleic acid sequences. These methods relate to the Company's ProntoTM genetic test products line. Three of the granted patents are registered in Israel, three are registered in the United States and one is registered in Europe (national phase). All of them expire between 2012 and 2014.

      In the serologic field, during 2004 the Company received a U.S. patent regarding chlamydia trachomatis, specific peptides and their use in diagnostic assays. This patent is used in the production of the Company's Sero CT diagnostic test kit products. Likewise, there is a pending patent application registered in Europe.

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

Danyel Biotech Services (DBS) - DNA sequencing and SNPs analysis, RT PCR and special customized biological projects with the cooperation of QBI Ltd. (dbs-QBI)

Danyel also imports and markets a range of specialized instruments, reagents and radioactively labeled compounds for academic and biomedical research laboratories, consumable products in the fields of cell culture, molecular biology and immunology, and analytical and laboratory systems such as spectrophotometers, fluorometers, electrophoresis equipment and consumables.

      Danyel represents and distributes products manufactured by leading companies from around the world, including Ge Healthcare (formerly Amersham Biosciences), BiaCore, Ciphergen, Dynal Biotech, Nunc, Nalgene, JRH Biosciences, Tc Tech and Biotage ( Pyrosequencing).

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

      The Company's products for genetic screening and testing have been commercially sold in Israel since January 1997 through Gamidor. Exclusive rights for the exploitation of the Pronto(TM) product range outside Israel have been licensed to PDL during 2003.

      MAJOR SUPPLIERS

      During 2004 and 2005, purchases from one of Danyel's suppliers, Amersham Biosciences ("Amersham"), which was acquired by General Electric during October of 2003, accounted for 31% and 26% respectively of the Company's annual cost of sales. In addition, during 2004 and 2005, purchases from one of the Gamidor Group's suppliers, Dade Behring, accounted for 15% and 19% respectively of the Company's annual cost of sales. A significant decrease in the level of the Company's sales to these customers could adversely affect the Company's business and financial results.

      MAJOR CUSTOMERS

      Sales to three sick funds in Israel, namely Maccabi, Clalit and Meuhedet (collectively "the Sick Funds") accounted respectively for 8%, 14% and 7% of the Company's annual sales during 2004, and 12%, 16% and 3% of such sales in 2005.

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

DANYEL

      Danyel Biotech's principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Eldan (Agilent), Medtechnica (Waters) in the field of chromatography; Pharmatec (Tecan) and Saifan (Pe Life Science) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot (Greiner), Geter (Corning) in the field of bio-plastics; and Saifan (PE Life Sciences -NEN-), Biological Industries (Promega), Dinco Renihum (Invitrogen) and Sigma Israel in the field of molecular biology and Biology Reagents. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2005 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

GAMIDOR GROUP

      The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex (Abbott) and Dover (J&J) for hematology products; Dyn Diagnostics (Roche) and Pharmtop (Sorin) for immunology products; Ilex (Vitek) and Sorin for microbiology products; Teva Medical (Nequas) for quality control products; Dyn Diagnostics (Roche) and Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2005 the Gamidor Group accounted for a significant portion of the Israeli pathology, genetics, hemostasis products market and a lesser portion of the Israeli market for the Group's other products.

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

      MARKET SEGMENTATION (END-USER / PRODUCT): The Company provides diagnostic tools to laboratory professionals and at point of care sites in Israel and worldwide. The Company also provides over-the-counter kits for the diagnosis of certain infectious diseases.. The Company's medical diagnostic kits for certain sexually transmitted and infectious diseases are sold primarily to commercial laboratories and hospitals, which use them to perform tests requested by physicians. The Company's QuickStripe(TM) products are addressed to the point of care markets, emergency rooms, urgent medical care and doctors' offices. While the SeroFIA(TM) Chlamydia kits are generally used by professionals in reference laboratories, the Company's SeroELISA(TM) Chlamydia, SeroCT and SeroCP Kits are mainly used by large institutional laboratories employing automated ELISA processors.

GOVERNMENT REGULATIONS

      Government Regulations

      The FDA of the United States as well as the IVDD European Directive, the Health Authorities in Canada and the Ministry of Health in Israel impose substantial regulations on the manufacture of diagnostic products and must register these products before they can be marketed. In their evaluation process, such governmental bodies require lengthy and detailed laboratory and clinical testing procedures and manufacturing data for in vitro diagnostic products.

      The conduct of clinical testing is presently covered by extensive regulations designed to protect research subjects and to ensure the validity of the test data. Government regulation may impose costly procedures upon the Company and may delay or prevent the marketing of certain of the Company's products.

      Failure to obtain, or delays in obtaining, approvals of products would prevent or delay the commercial development of such products and could have a material adverse effect on the business of the Company. When the FDA and comparable regulatory bodies of other jurisdictions approve the sale of a product, their regulations apply to the manufacturing and marketing of such product.

      The manufacture, distribution and sale of in vitro diagnostics products, such as the Company's test kits, require compliance with regulations which, generally, are less difficult to comply with than those covering therapeutic products. The FDA and similar agencies have substantial regulations applying to the testing, marketing (including export) and manufacturing of products to be used for the diagnosis of disease. The registration of the products by each governmental body is defined by the classification of the product. In the United States, many diagnostic products may be accepted by the FDA pursuant to a "510(k)" notification. which establishes that the product in question is "substantially equivalent" to similar diagnostic products already in general use. Failure to obtain acceptance under the 510(k) application process would require pre-market approval ("PMA"), a process involving lengthy and detailed laboratory and clinical testing as well as other costly and time-consuming procedures.

The IVD European Directive uses 3 classifications: A, B, and NON A/B. The A classification signifies high risk whereas B signifies moderate risk and NON A/B signifies low risk. In Canada, the Health Authorities classify the products in 4 classes, where the highest number signifies the highest risk. The Israeli Ministry of Health has no formal classification, which enables the company to sell throughout Europe.

      In addition, the Company has received an FDA approval for marketing a number of products in the United States, Canada and Israel. The Company is accredited with the international quality standards of research, development and manufacturing and has received the FDA License and ISO 13485 (2003), which is recognized by IVDD European Direct, CMDCAS (Canadian Authorities), and The Standards Institution of Israel.

      The following summarizes the principal foreign regulatory approvals that the Company's products have received:

  CATALOG NO               PRODUCT                 FDA APPROVED 510K     CE EUROPE 98/79
-------------   --------------------------------   -----------------   -------------------
   A181-01               SeroCT(TM) IgG                                      Approved
   A183-01               SeroCT(TM) IgA                                      Approved
    511-01         SeroFIA(TM) Chlamydia IgG                                 Approved
    512-01         SeroFIA(TM) Chlamydia IgM                                 Approved
    513-01         SeroFIA(TM) Chlamydia IgA                                 Approved
    570-01          SeroFIA(TM) C. psittaci                                  Approved
    580-01         SeroFIA(TM) C. trachomatis                                Approved
    590-01         SeroFIA(TM) C. pneumoniae                                 Approved
   A111-01        SeroELISA(TM) Chlamydia IgG          K915281/A             Approved
   A112-01      SeroELISA(TM) Chlamydia TRUE IgM                             Approved
   A113-01        SeroELISA(TM) Chlamydia IgA          K914327/C             Approved
    011-01       IPAzyme(TM) Chlamydia IgG/IgA          K910644              Approved
    012-01       IPAzyme(TM) Chlamydia TRUE IgM        K901975/B             Approved
   B261-01M              SeroMP(TM) IgG                K882596/D             Approved
   B262-01M              SeroMP(TM) IgM                K895276/D             Approved
   B263-01M              SeroMP(TM) IgA                K882596/D             Approved
   A191-01               SeroCP(TM) IgG                                      Approved
   A192-01               SeroCP(TM) IgM                                      Approved
   A193-01               SeroCP(TM) IgA                                      Approved
   A291-01               SeroCP Quant IgG                                    Approved
   A293-01               SeroCP Quant IgA                                    Approved
    511-01         SeroFIA(TM) Chlamydia IgG                                 Approved
    512-01         SeroFIA(TM) Chlamydia IgM                                 Approved
    513-01         SeroFIA(TM) Chlamydia IgA                                 Approved
    570-01          SeroFIA(TM) C. psittaci                                  Approved
    580-01         SeroFIA(TM) C. trachomatis                                Approved
    590-01         SeroFIA(TM) C. pneumoniae                                 Approved
   A231-01           SeroPertussis(TM) IgG                                   Approved
   A233-01         SeroPertussis(TM) IgA/IgM                                 Approved
    101-01               URISCREEN(TM)                  K981084
    41110             QuickStripe(TM) hCG                                    Approved
    41210               PregnanStick(TM)                                     Approved
    41207         QuickStripe(TM) Adeno / Rota                               Approved
    41206          QuickStripe(TM) Adenovirus                                Approved
    41205          QuickStripe(TM) Rotavirus                                 Approved
    41209             QuickStripe(TM) RSV                                    Approved
    41101         QuickStripe(TM) Chlamydia Ag                               Approved
    42013            Vaginal Yeast Test                                      Approved


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

      The Company's offices are located in Petach Tikva and are leased from Gamida for Life (Israel) Ltd. ("Gamida Israel"), a company controlled by Gamida. During 2005 the Company leased 220 square meters with parking for an annual rental fee of approximately $38,000, linked to the Israeli consumer price index, which includes rent and parking charges.

      The Gamidor Group's principal offices are located at the same location in Petach Tikva and are leased from Gamida Israel. The Gamidor Group leases approximately 265 square meters of space plus parking space for an annual rental fee of approximately $50,000, linked to the Israeli consumer price index. Such lease currently extends until September 2007. In addition, the Gamidor Group has extended and increased its lease of a warehouse in Petach Tikva to approximately 450 square meters for an annual rental fee of approximately $43,000. The extension is for an additional two years ending September 2007.

      Danyel's principal offices, including its administrative and technical service laboratory facilities, are located in the Kiryat Weizman Science Park, Rehovot. Danyel leases approximately 240 square meters at an annual rental fee of approximately $35,000 (linked to the Israeli consumer price index) for a period of five years, ending May 30 2005. The agreement was extended for additional three years for an annual rental fee of approximately $ 27,000. In addition, Danyel leases a warehouse of approximately 270 square meters for an annual rental fee of approximately $16,000 for a period of five years, ending June 30, 2008

      The Ashdod facilities are held by Savyon under the terms of a lease agreement from 1993, which as of August 1, 2004 was extended for an additional ten years, pursuant to which Savyon leases approximately 2,300 square meters of space at an annual rental fee of approximately $185,000, linked to the Israeli consumer price index. Savyon's obligations under the terms of this lease are secured by a bank guarantee of approximately $185,000. These facilities, which are used for research and development activities, as well as for production and marketing of products, have been designed to comply with Good Manufacturing Practices requirements. The Ashdod site generally operates on a one-shift basis and there is presently capacity available to accommodate future growth.

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

      The sales of the company represent the sales of Gamidor Diagnostics Ltd. and Danyel Biotech Ltd. Operational costs include the expenses of Gamidor, Daniel, Headquarters and public company related costs. The company's consolidated figures for the year ended December 31, 2005 ,2004 and 2003 include Savyon's results on an equity method basis.

            A.    RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

      Revenues for 2005 were $12.0 million compared to $12.1 million in 2004. This represents stability in sales to laboratories and point of care sites in Israel. Revenues for these two years do not include Savyon's sales, which are presented on an equity basis according to US GAAP. Gross profit was $4.3 million as compared to $4.2 million for 2004.

      Selling and Marketing expenses were $2.5 million in 2005 compared to $2.8 million in 2004. General and Administrative expenses were $1.7 million in 2004 versus $1.8 million in 2004.

      In 2005, the company was not required to record losses in Afferix as compared to an impairment loss of $100 thousand in 2004.

      Operating income for the year 2005 amounted to $161 thousand compared to operating loss of $(555) thousand in 2004. The improvement is due to the following reasons:

      - An increase in profitability in some of our business with clinical diagnostics laboratories, as reflected in gross profits.

      - Efficiency in allocating selling and marketing efforts which reduced costs.

      - During 2005 we did not record one time expenses as we did during 2004, such expenses in 2004 included expenses associated with the ImmvaRx transaction in the amount of $104 thousand, bad debt expenses in the amount of $102 thousand

      Equity earnings in affiliates amounted to $ 116 thousand in 2005 as compared to $ 53 thousand in 2004 and represents the company's share in Savyon's net income.

      Net profit for fiscal 2005 was $276 thousand or $0.04 per share, as compared to a net loss of $(359) thousand, or $(0.05) per share for fiscal 2004.

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

      Net research and development costs for the year 2004 and 2003 were $95 thousand and $94 thousand respectively. However, Savyon's net research and development expenditures were approximately $626 thousand and $474 thousand for the years 2004 and 2003 respectively and represent Savyon's efforts in developing new products.

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

      Impairment of an investment in an affiliate amounted to $100 thousand and $111 thousand in 2004 and 2003 and represents the writing off of the investment in Afferix. As of December 31, 2004, the Afferix investment has been fully written off and as the Company does not guaranty any additional losses of Afferix, it shall therefore not be required to record Afferix's future losses in its financial statements.

      Equity earnings (losses) in affiliate amounted to $53 thousand in 2004 as compared to $(14) thousand in 2003 and represent the Company's share in Savyon's income (loss).

      The net loss for 2004 was $359 thousand or $0.05 per share, as compared to a net loss of $500 thousand or $0.07 per share for 2003.

      CRITICAL ACCOUNTING POLICIES

      Management's discussion and analysis of the Company's financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, The Company's critical accounting policies are described in Note 2 to the Company's financial statements.

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

      GOODWILL AND OTHER INTANGIBLE ASSETS

      We follow SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to periodic impairment tests in accordance with the Statement. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. The total purchase price of business acquisitions accounted for using the purchase method is allocated first to identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the fair value of net assets of purchased businesses is recorded as goodwill.

      We perform an annual impairment test for each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. In calculating the fair value of the reporting unit, we use a discounted cash flow methodology, market multiples and market capitalization. Significant estimates that we use in these fair value methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples of the reportable unit. Other factors we consider are the brand awareness and the market position of the reporting unit and assumptions about the period of time we will continue to use the brand in our product portfolio. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life. As of December 31, 2005 no impairment charges were required.

      RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004) (SFAS No. 123(R)), "Share-Based Payment," which is a revision of SFAS No. 123. SFAS No.123(R) supersedes APB No. 25, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values beginning in the first quarter of 2006. Pro forma disclosure is no longer an alternative. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (SAB No. 107), which provides supplemental implementation guidance on SFAS No. 123(R).

We have the option to choose either the modified prospective or modified retrospective method. We currently expect to adopt SFAS No. 123(R) using the modified prespective method of adoption. This method requires that compensation expense be recorded over the expected remaining life of all unvested stock options and restricted stock, and for any new grants thereof at the beginning of the first quarter of adoption of SFAS No.123(R).

Currently account for share-based payments to employees using APB No. 25's intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of the SFAS No. 123(R) fair value method will have an impact on our consolidated financial results.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005, adoption of SFAS No. 154 will not have a material impact on the Company's financial position or results of operations.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

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

      A devaluation of the NIS in relation to the U.S. Dollar would have the effect of decreasing the Dollar value of any assets of the Company consisting of NIS or receivables payable in NIS (unless such receivables were Dollar linked). Such devaluation would also have the effect of reducing the Dollar amount of any liabilities of the Company payable in NIS (unless such payables were Dollar linked). Conversely, any increase in the value of the NIS in relation to the U.S. Dollar would have the effect of increasing the Dollar value of any unlinked NIS assets of the Company and the Dollar amount of any unlinked NIS liabilities of the Company. Similarly, the Company's gross profit is influenced by the devaluation of the Euro and NIS, in which a substantial portion of the Company's sales are made, in relation to the U.S. Dollar.

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

            C.    LIQUIDITY AND CAPITAL RESOURCES

      On December 31, 2005, the Company had working capital of approximately $2.2 million and shareholders' equity of approximately $6.8 million. During the year ended December 31, 2005, cash flow provided by operating activities was approximately $0.6 million. The Company used approximately $1.0 million of net cash flow for investing activities, mainly for purchasing diagnostic equipment for long term transactions with hospitals and sick funds in Israel.

      At December 31, 2005 we had cash and cash equivalents of $ 0.7 million as compare to short-term bank credit of approximately $0.9 million (including current maturities of long term bank loans) and long-term loans of $0.2 million. The Company believes that revenues from operations, bank credits and its available cash resources will provide sufficient funds to meet anticipated cash requirements for the Company's planned operations over the next twelve months.

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

      In the genetic field, the Company has seven granted patents that it utilizes in producing its products (three of which have been assigned to PDL under the PDL Agreement). The patents are registered for methods of single nucleotide primer extension and kits therefore, of quick screening and identification of specific DNA sequences by single nucleotide primer extension and kits therefore, and of characterizing GC-rich nucleic acid sequencers. These methods relate to the Company's ProntoTM genetic test products line. Three of the granted patents are registered in Israel, three are registered in the United States and one is registered in Europe (national phase). All of them expire between 2012 and 2014.

      In both the genetic field and the serologic field, the Company has certain other granted patents and applications for patents that are not utilized by it for its products, will probably not be used in the future and therefore will not be renewed.

      The following table shows, for each of the periods indicated, the gross research and development expenses of Savyon and the Company:

                                                                            Year ended December 31,
                                                                      ----------------------------------
                                                                         2005        2004        2003
                                                                      ---------   ---------   ----------
                                                                        (in thousands of U.S. Dollars)
Gross research and development expenses other than Savyon (*) .....           -          95           94
                                                                      ---------   ---------   ----------
Gross research and development expenses by Savyon .................         627         672          511

   Portion funded by the European Union's 5th Framework Program
   (FP5) ("The CHEMAG Project" - detailed below) ................           (57)        (46)         (37)
                                                                      ---------   ---------   ----------
Net research and development expenses by Savyon ...................         570         626          474
                                                                      =========   =========   ==========
Net research and development expenses .............................         570         721          568
                                                                      =========   =========   ==========

(*) Research and Development according to U.S GAAP.

RESEARCH AND DEVELOPMENT GRANTS

      OFFICE OF CHIEF SCIENTIST ("OCS")

      Under the Company's research and development agreements with the Office of the Chief Scientist and pursuant to the Encouragement of Industrial Research and Development Law, 5744-1984, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by the Chief Scientist, up to an amount equal to the Chief Scientist's research and development grants (U.S. Dollar linked and bearing annual LIBOR interest since
1999) related to such products.

      The terms of these grants impose significant restrictions on the manufacture outside of Israel or the transfer of the technology developed pursuant to these grants to any person or entity without the prior consent of the Research Committee of the Chief Scientist. There can be no assurance that such consent, if requested, will be granted impose significant restrictions on.

      To date, the Company, excluding Savyon, has received approximately $0.66 million in grants for one project for the development of genetic diagnostic kits. The Company's contingent obligations based upon the OCS project are approximately $0.51 million (excluding accrued interest). As at December 31, 2005 the Company had paid the Chief Scientist approximately $0.15 million in royalties at a royalty rate of 3.5%.

      CHEMAG CONSORTIUM

      Savyon is a member of a consortium ("CHEMAG Consortium") engaged in a research and development project, commenced in September 2001, into "novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment" ("CHEMAG Project"). The CHEMAG Consortium is funded by the European Union's 5th Framework Program (FP5) with a total budget of (euro)4.9 million. expendable over a three-year period. Savyon's budget for this program over the three-year period of the CHEMAG Project is (euro)930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding (euro)465,125. As of December 31, 2004 the Company had received (euro)330,000 and expects to have received approximately
(euro)130,000 by the end of 2006.

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

            E.    TREND INFORMATION

      The first quarter financial reports of 2006 show an increase in the Company's revenues and net profit. Revenues for the first quarter ended March 31, 2006 were $3.6 million, as compared to $3.1 million for the corresponding quarter last year. The increase is mainly due to more business transactions we made in the genetic, chemistry and microbiology segments. The first quarter gross profit was $1.4 million, as compared to $1.1 million in the first quarter of 2005. Net income for the quarter was $352 thousand, an increase of 115% as compared to net income of $163 thousand for the first quarter of the year 2005.

      SALES

      The following is a breakdown of the Company's total revenues according to the main categories of products sold and/or services provided and according to the principal geographic markets in which the Company competes, for each of the last three fiscal years:

Geographic Market     Product Category                2005     2004     2003
-------------------   ----------------------------   ------   ------   ---------
                                                     in thousand of U.S. Dollars
                                                     ---------------------------
Israel                Reagents and systems for the
                      molecular biology industry      4,794    5,177    5,061

                      Reagents and systems for
                      clinical laboratories           7,274    6,654    7,351
TOTAL BY U.S GAAP                                    12,068   12,130   12,412
                                                     ======   ======   ======

Europe*               Serology and others             3,522    3,228    2,796
Rest of the world *   Serology and others             1,585    1,182      860

* Revenues by the Company's 50% owned affiliate, Savyon, which are not included in revenues according to U.S GAAP.

            F.    OFF-BALANCE SHEET ARRANGEMENTS

            We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

            G.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

            The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods:

                                                Payments due by period
                                                  in thousands of USD
                              ----------------------------------------------------------
Contractual Obligations       Total   less than 1 year   2 - 3 years   more than 3 years
Long-Term Debt Obligations    1,115           939            176               -

Operating Lease Obligations     438           223            215               -

Purchase Obligations (1)         -              -              -               -
----------------------------------------------------------------------------------------
Total                         1,553         1,162            391               -
========================================================================================

(1) The Company to date has met its purchase obligations mostly due to its main suppliers and maintains certain minimum purchase requirements with its main customers.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

            A.    DIRECTORS AND SENIOR MANAGEMENT

      The executive officers and directors of the Company are as follows:

Name              Age  Position with the Company
----------------  ---  ---------------------------------------------------------
Daniel Kropf      58   Chairman of the Board of Directors and Director (Class D)
Moshe Reuveni     50   Chief Executive Officer and Director (Class A)
Eran Rotem        38   Chief Financial Officer
Yacob Ofer        57   Director (Class D)
Rolando Eisen     64   Director (Class C)
Samuel Penchas    66   Director (Class B)
Israel Amir       64   Director (Class B)
Ethan Rubinstein  64   Director (Class A)
Varda Rotter      59   External Director
Elan Penn         55   External Director
Luly Gurevitch    45   Director (Class C )

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

Mr. Kropf is the Secretary-General of the Centre European Juif d'Information ("CEJI") in Brussels and, is a life-time member of the ADL National Commission in the USA. He also serves as Chairman of two, not-for-profit organizations based in Holland, the Education for Life Foundation and the Universal Education Foundation and serves on the board of the Evens Foundation. Mr. Kropf was formerly a director, chief executive officer and chairman of the board of directors of Rosebud Medical Ltd. ("Rosebud") and a member of the board of directors of certain of the companies in which Rosebud held investments (Oridion, Bikurofe and AMC). Mr. Kropf is a director of certain of the Company's subsidiaries (Gamidor, Savyon and Danyel) and of various companies in the Gamida Group. Mr. Kropf received his academic degree in marketing from the School of Industrial Administration of the University of Turin.

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

      Mr. Eran Rotem has since May 2002 served as the Company's Chief Financial Officer ("CFO"). During April 2006, Mr. Rotem was appointed as a director of Afferix Ltd. Mr. Rotem served as a senior manager in Ernst & Young, Certified Public Accountants, from 1995 until April, 2002. He is himself a CPA and received his B.A. in Accounting and Finance from the Tel-Aviv College of Management.

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

      Professor Samuel Penchas was elected to serve as a Director of the Company by the Board of Directors on July 22, 2004. Between the years 1981 and 1999 he was, amongst others, the Director General of the Hadassah medical organization. Professor Penchas currently serves as a member of the board of directors of the following corporations and organizations: Bank Hamizrachi Funds, Rosebud Medical Ltd., Comsec Ltd., and Migdal Insurance holdings co. Ltd. Professor Penchas also currently holds the following positions: Professor of health administration and Associate Professor of Medicine at the Hebrew University Hadassah Medical School, Foreign Associate of the USA Academy of Science-Institute of Medicine and an Advisor to the Prime Minister Republic of Srbska.

      Mr. Israel Amir has served as a director of the Company since January 2000. Mr. Amir has also served as an external director of Dan Vehicle and Transportation (D.R.T) Ltd, an Israeli public company and as a member of the boards of directors of several private Israeli companies (A.T & T (Israel), TNS Teleseker Ltd., Israel Amir consulting Ltd., SCT stem cell Technologies Ltd. and Tele-Gal Ltd.). Mr. Amir has served since 1989 as an independent economic consultant. He received his M.A. in Economics from the Hebrew University in Jerusalem.

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

      Mr. Luly Gurevitch was appointed to serve as a director on December 29, 2005. Luly Gurevitch, together with the Company, founded Danyel Biotech Ltd. in 1999 and he has served as Danyel's Chief Executive Officer since then. Prior to this appointment, he was Director of Marketing and subsequently Deputy General Manager of Gamidor Ltd. Mr. Gurevich, prior to joining the Gamida For Life Group in 1991, was the Protein Purification Product Specialist in Dexmor Ltd. He started his career in the field of Marketing and Supporting Life Science products after 6 years' experience as an R&D and Process Development technician for Sigma Israel Ltd. (formerly Bio Makor), where he was involved in protein purification, characterization and scale -up.

      Dr. Elan Penn was appointed as an External Director of the Company in December 2003. Since 2002, he has owned and managed a private publisher (Penn Publishing Ltd.). Prior to that Dr. Penn was V.P. Finance of A.I- Research & Development of Artificial Intelligence Ltd. From 1998 to 2000 Dr. Penn was a Director and the Chief Executive Officer of Sivan Computer Training Company Ltd (traded on the TASE) and a Director and V.P. Finance of Mentortech Inc. (traded on NASDAQ), both companies being part of the Formula Systems Ltd. group of companies. From 1987 to 2000 Dr. Penn was V. P. Finance, Mashov Computers Ltd. (traded on the TASE) and Magic Software Enterprises Ltd. (traded on NASDAQ), both companies also being part of the Formula Systems Ltd. group. He has served as a member of the Board of Directors of Mashov Computers Ltd. and Walla Communications Ltd. (traded on the TASE), as well as of several international subsidiaries of the Mashov Computers Ltd. group of companies. In 2005, he was appointed as a director and audit committee member of Magic software Enterprises Ltd and Telkor power Supplies Ltd. Dr. Penn completed his PhD in Management Science, Imperial College of Science & Technology, University of London and read Economics at the Hebrew University of Jerusalem.

      The Company has determined that Ms. Varda Rotter and. Messrs. Rolando Eisen, Ethan Rubinstein, Elan Penn, and Samuel Penchas are independent directors under the applicable Nasdaq and SEC regulations.

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

            B.    COMPENSATION

      The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the 2005 fiscal year and in respect of such year was approximately $850,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company's entire obligation towards said directors and executive officers in respect of severance pay), as well as annual consultancy fees paid to certain directors and amounts expended by the Company for automobiles made available to its officers (but excluding insurance premiums paid in respect of Directors & Officers' Liability Insurance). See Item 7. "Major Shareholders and Related Party Transactions - B. Related Party Transactions."

      The Company may be deemed to be a "controlled company" under the applicable Nasdaq regulations because the Company's principal stockholder owns approximately 64% of the Company's issued and outstanding shares. As such, the Company is exempt from the requirements of Nasdaq Rule 4350(c)(3) with respect to the compensation of its Chief Executive Officer.

COMPENSATION OF INDIVIDUAL DIRECTORS

Included in the aggregate directors' and officers' compensation figure for 2005 set forth above were amounts paid pursuant to the following individual compensation arrangements:

      Mr. Daniel Kropf: In 2005, the Company reimbursed Gamida Israel for the services of Mr. Kropf as its active chairman at the rate of $10,000 per month.

      Mr. Israel Amir: Mr. Amir, who serves as a director of the Company, received approximately $5,000 per month in consulting fees in 2005.

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

During 2003, the Company issued to each of the following employees, Eran Rotem and Moshe Reuveni, options to purchase 100,000 Ordinary Shares of the Company. Mr. Reuveni's options are exercisable in accordance with the provisions of the 2000 Plan, each into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $0.35.. Mr. Rotem's options are exercisable in accordance with the provisions of the 2000 Plan, each into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $0.38,. On August 24 ,2004, the Audit Committee and the Board of Directors, and on December 20, 2004, the shareholders, approved the granting to Yacob Ofer of options to purchase up to 62,500 Ordinary Shares of the Company. Mr. Ofer's options are exercisable in accordance with the provisions of the 2000 Plan, each into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $0.86. For additional information concerning vesting schedules see Item 6 E.

On July 24, 2005, the Board of Directors issued to 8 employees Options to purchase an aggregate of 50,000 Ordinary Shares of the Company. Such options are exercisable in accordance with the provisions of the 2000 Plan, each into 1 Ordinary share of the Company, NIS 0.04 nominal value, at an exercise price of $0.72, subject to a vesting schedule of three years, a 1/3 on each of July 24, 2006, July 24, 2007, and July 24, 2008.

In addition, on July 24, 2005, the Board of Directors issued to two consultants in all, options to purchase an aggregate of 35,000 Ordinary Shares of the Company. Such options are exercisable in accordance with the provisions of the 2000 Plan, each into 1 Ordinary share of the Company, NIS 0.04 nominal value, at an exercise price of $0.72, subject to a vesting schedule of three years, a 1/3 on each of July 24, 2006, July 24, 2007, and July 24, 2008. Out of such options, Mr. Luly Gurevitch was issued options to purchase 30,000 Ordinary Shares of the Company.

     As of December 31, 2005 options to purchase 90,000 ordinary shares remain available for issuance under the plan.

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

      The Israeli Companies Law-1999 was most recently amended in March 2005 and requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise On March 29, 2006 the board of directors determined the minimum number to be two directors. In addition, the law was amended to require that, at least one external director have financial and accounting expertise and the other external directors are to possess professional qualifications, as promulgated by regulations to the Companies Law. These regulations provide that financial and accounting expertise require such director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The company's board of directors is to determine such candidate's qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the Companies Law and Israeli securities laws. The Company may be deemed to be a "controlled company" under the applicable Nasdaq regulations because the Company's principal stockholder owns approximately 64% of the Company's issued and outstanding shares. As such, the Company is exempt from the requirements of Nasdaq Rule 4350(c) with respect to the nomination of directors.

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

EXTERNAL DIRECTORS

      Pursuant to Israeli law, the Company is required to appoint two external directors. These directors must be unaffiliated with the Company and its principals. A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise and the other external directors are to possess professional qualifications, as promulgated by regulations to the Companies Law. These regulations provide that financial and accounting expertise require such external director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The company's board of directors is to determine such candidate's qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the Companies Law and Israeli securities laws These requirements do not apply to external directors appointed before the recent amendment to the Companies Law but will apply to their re-appointment for an additional term.

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

      The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the Company. Under the Companies Law, any committee of the Board of Directors must include at lease one external director, and the Audit Committee must include all if the external Directors.

      The Companies Law details certain standards for the independence of External Directors. These directors must be unaffiliated with the company on whose board they serve and such company's principals. They are entitled to obtain all information relating to such company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the company. The Companies Law imposes an obligation on these directors to convene a meeting of a company's board of directors upon becoming aware of matters that suggest infringements of law, neglect of good business practice or improper conduct

      An external director is entitled to compensation, as provided for in regulations adopted under the Companies Law, but is prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

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

DIRECTORS' COMPENSATION

      The Company's executive directors (i.e. directors who receive remuneration from the Company either as employees or consultants) are not entitled to receive any separate compensation in consideration for their services as directors of the Company. The Company's non-executive directors receive annual fees which amounted to approximately $5,000 per person in 2005 on account of all services as directors, including participation in board and audit committee proceedings. The members of the board do not receive any additional remuneration upon termination of their services as directors. The Company's non-executive directors for the year of 2005 were Professors. Varda Rotter, Ethan Rubinstein and Samuel Penchas, Mr. Rolando Eisen, and Dr. Elan Penn.

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

      The Company's audit committee is comprised of Professors Varda Rotter, Samuel Penchas and Dr. Elan Penn. Mr. Ethan Rubinstein resigned from the audit committee on May 30, 2005. The Company has determined that the members of the audit committee meet the applicable Nasdaq and SEC independence standards. In addition, the Company has determined that Dr. Elan Penn is a financial expert as defined by the SEC.

INTERNAL AUDITOR

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

            D.    EMPLOYEES

      As of December 31, 2005, the Company (directly and through its subsidiaries) employed at its facilities 115 persons, of whom 27 were employed in production, 7 in research and development and 81 in marketing, administration and management.

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
Number of Employees employed by the Company in *:       2005     2004      2003
                                                        ----     ----      ----
Management, sales and marketing                           81       91        67

Research and development                                   7        8         8

Production                                                27       26        30
                                                        ----     ----      ----

Total                                                    115      125       105
                                                        ====     ====      ====

      * Including Savyon's employees which were 55 and 56 and 46 in fiscal 2005 ,2004 and 2003 respectively.

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

      A general practice in Israel, which is followed by the Company, although not legally required, is the contribution of funds on behalf of its senior employees to a "Manager's Insurance" fund. This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee a lump sum payment upon retirement and securing his right to receive severance pay, if legally entitled, upon termination of employment. The employee contributes an amount equal to 5% of his wages and the employer contributes an additional 13.3% to 15.8%. Notwithstanding the aforesaid, the Company is obligated to contribute funds on behalf of nearly all of its employees to a pension fund if such employees' wages are not insured under a Manager's Insurance fund pursuant to recent Israeli labor law legislation enacted in April 2006. The Company is currently taking measures to ensure that it is in full compliance with this recent amendment. In addition, Israeli law generally requires severance pay upon the retirement or death of an employee or termination of employment without due cause. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.

            E.    SHARE OWNERSHIP

      As of December 31, 2005, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding ordinary shares, other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida). See Item 7 "Major Shareholders and Related Party Transactions - A. Major Shareholders". The following table sets forth, as of June 28, 2006, the number of options to acquire ordinary shares owned by each of the directors and officers of the Company, the exercise prices and termination dates of such options:

     NAME        NO. OPTIONS   EXERCISE PRICE                 TERMINATION DATE
--------------   -----------   --------------   --------------------------------------------
Eran Rotem          95,000         $ 0.38       180 days from the date of termination of Mr.
                                                Rotem's employment agreement *

Moshe Reuveni      100,000         $ 0.35       180 days from the date of termination of Mr.
                                                Reuveni's employment agreement **

Yacob Ofer          62,500         $ 0.86       180 days from the date of termination of Mr.
                                                Ofer's employment agreement***

Luly Gurevitch      30,000         $ 0.72       60 days from the date of termination of Mr.
                                                Gurevitch's service agreement ****

* five year vesting schedule: 1/5 on each of May 20, 2003, 2004, 2005, 2006 and 2007.

** four year vesting schedule: 1/4 on each of February 1, 2004, 2005, 2006 and 2007.

*** three year vesting schedule: 1/3 on each of August 24, 2005, 2006, and 2007.

****  three year vesting schedule: 1/3 on each of July 24 2006, 2007 and 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

            A.    MAJOR SHAREHOLDERS

      The following table sets forth, June 28 2006, the number of ordinary shares owned by all shareholders known to the Company to own beneficially more than 5% of the Company's ordinary shares.

                              Number of Ordinary   Percentage of all Ordinary Shares
Name and Address              Shares NIS 0.04      NIS 0.04 Owned Outstanding (1)
---------------------------   ------------------   ---------------------------------
Gamida for Life B.V. (2)(3)
Drentestraat 24BG                  4,944,745                      64%
1083 HK Amsterdam
The Netherlands

1. Based on 7,702,832 ordinary shares NIS 0.04 outstanding on, June 28, 2006. Also see (2) below.

2. Gamida is the principal holding company of the Gamida Group (formerly the Eryphile Group), which engages in research, development, production and distribution of products and services for healthcare in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria. Gamida's share ownership had increased by 18% in October 2001, mainly due to a private placement (See Item 4. "Information On The Company - A. History and Development of the Company - Recent Developments" above). During 2003 Gamida increased its percentage ownership in the Company by 14% through the acquisition of 1,122,317 ordinary shares in a private transaction. Approximately 80% of Gamida's holdings in the Company are held by Bank Leumi Le'Israel Ltd as security for a loan advanced to Gamida by the Bank. So long as the Bank does not demand immediate payment of the loan (which may occur upon the occurance of an event of default), Gamida shall be entitled to exercise the voting rights pertaining to the pledged shares for any purpose not inconsistent with the terms of the pledge. However, as a shareholder, Gamida is required, to oppose certain resolutions, such as, but not limited to, resolutions that might result in the dilution of Gamida's holdings in Healthcare, or result in the reduction in the value of the pledged shares or harm the rights of the Bank under the pledge, except where the Bank has given its prior written consent. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

3. Mr. Daniel Kropf, who serves as Chairman of the Company's board of directors and who served as the Company's Chief Executive Officer from January 2000 until January 2003, is the controlling shareholder of the parent company of Gamida.

   As of June 28, 2006 there were 7,702,832 ordinary shares outstanding, 87 stockholders of record and more than 300 beneficial owners of its ordinary shares

            B.    RELATED PARTY AND INTER-COMPANY TRANSACTIONS

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

SERVICES ARRANGEMENTS

      GAMIDA GROUP

      Following approval by the Company's audit committee and board of directors in November 2004the Company's shareholders, on December 20, 2004, approved the following: Effective as of January 1, 2004, the annual service fees payable by the Company to Gamida Israel in consideration for the services of Mr. Daniel Kropf as Chairman of the Board of Directors shall be $120,000 per annum, such fees to continue to be paid on a monthly basis plus VAT at the rate legally applicable at the time of payment, and both said services and the payment of such fees to remain mutually terminable upon ninety (90) days' prior written notice by either the Company or Gamida Israel.

      Previously, following approval by the Company's board of directors and audit committee in November 1999 and March 2000 respectively, the Company's shareholders approved the payment of annual services fees equal to the lower of
(i) an aggregate of $120,000 and (ii) zero point eight percent (0.8%) of the Company's gross consolidated annual turnover (the "Fees") to Gamida Israel for the services of Mr. Daniel Kropf as active chairman of the Company's board of directors and Chief Executive Officer. The Fees were paid on a monthly basis, plus VAT at the rate legally applicable at the time of payment. The services and payment of the Fees were mutually terminable upon ninety (90) days' prior written notice by either the Company or Gamida Israel. The Fees were paid in respect of Mr. Kropf's services commencing as of October 1, 1999. The fees for the period from October 1999 - January 2003 were determined at $10,000 per month, based on (i) an aggregate of $120,000 per annum.

      No additional fees were paid in respect of Mr. Kropf's services while acting as Chief Executive Officer of the Company.

      Mr. Reuveni, who took office as the Company's Chief Executive Officer as of January 2003, is paid a monthly fee of $5,000.

      Until March, 2002, Gamida Israel provided the Company with financial management, accounting and book-keeping services for an aggregate annual fee of $316,000, which had been approved by the Company's board of directors, audit committee and shareholders meeting. In March 2002, the Company's board of directors, audit committee and shareholders approved a revision of the foregoing arrangements, as a result of which the Company with effect from January 2002 is to provide the Gamida Group as well as itself with the services previously rendered by Gamida Israel and Gamida Group is to reimburse the Company for its proportionate share of the expenses of providing such services. Accordingly, the Company received payment amounting to an annual sum of approximately $262,000 (not including subsidiaries) for the year 2005 from the Gamida Group for such services.

      Mr. Gareth Keene, who is a director of Gamida, provides legal advice to the Company and its subsidiaries through Gamida Israel. During 2005, Mr. Keene provided such legal services at a cost amounting to approximately $26,000.

      PROFESSOR ETHAN RUBINSTEIN

      Professor Rubinstein served as a scientific advisor to Savyon from September 1989 for an annual fee of $18,000, such appointment being for a term of twelve months, but automatically renewable for additional 12-month periods. The arrangement ceased at the end of December 2000.

      During 2004, the Company's audit committee, the board of directors and shareholders, respectively, approved an aggregate payment to Professor Rubinstein of approximately $2,000 in consideration of his engagement to attend Procognia's board meeting in London regarding the Company's investment in Procognia and the dilution of the Company's holdings following the recent round of investments in Procognia. In December 2004, shareholder approval for such payment was obtained.

      ISRAEL AMIR

      Mr. Amir serves as a director of the Company. He receives $5,000 per month from the Company as consultancy fees.

SUB-LEASE ARRANGEMENTS

      For details of sub-lease arrangements of and with the Company's subsidiaries, affiliates etc., see Item 2. "Information on the Company - D. Property, Plant and Equipment."

ACQUISITION OF GAMIDAGEN LTD

      In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen Ltd. ("GamidaGen"), formerly controlled by Gamida (see Item 7 below), in consideration for the issuance of 1,000,000 of the Company's ordinary shares to the shareholders of GamidaGen. GamidaGen's aggregate outstanding debts to third parties (including banks) amounted to approximately $0.7 million, in addition to approximately $0.3 million owed to the Company. As part of the acquisition the Company agreed to assume a guarantee of up to $270,000 of Gamida Gen's debts in favor of an Israeli commercial bank (included in the above sum of third party debts) provided by DMI Investments B.V.("DMI"). DMI had thereafter been required by the bank to discharge its obligations pursuant to its guarantee. In September 2004, the Company entered into an agreement by and among DMI, the Company and Gamida Gen pursuant to which the Company issued to DMI, 54,105 ordinary shares of the Company in consideration of DMI fully and finally releasing the Company of any obligation which it may have in connection with DMI's demands to be reimbursed for the amount of approximately $270,000.

SALE OF PROCOGNIA

On May 29, 2005, the shareholders of the Company approved the sale of all the Company's shares in Procognia to the Company's principal shareholder, Gamida. The material terms of the Agreement are as follows:

1. Upon signing the agreement, Gamida paid the Company an initial payment of $10,000 in consideration for all of the shares in Procognia held by the Company (the "PROCOGNIA SHARES").

2. Gamida shall pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the Consideration") equivalent to an amount no greater than $420,000, plus, if any, 30% of the remaining Consideration.

      Notwithstanding the above, in the even: Gamida, within one year of the execution date of the Agreement, either sells the Procognia Shares and/or executes a letter of intent with a potential purchaser of the Procognia Shares (the "Sale"); then, Gamida shall pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the " Year One Consideration") up to $420,000, plus, if any, 80% of the remaining Year One Consideration.

      The consideration of $430,000, i.e. the value of the Procognia Shares, was determined by an independent valuator.

ASSIGNMENT OF INTER COMPANY DEBTS:

      The Company's Board of Directors and Audit Committee, approved the assignment by Gamidor to the Company all of its rights with respect to Danyel's debt to Gamidor, in the amount of NIS 9,450,118 as satisfaction of Gamidor's debt to the Company in the amount of NIS 9,450,118, effective as of January 1, 2005.

            C.    INTERESTS OF EXPERTS AND COUNSEL

      Not Applicable.

ITEM 8. FINANCIAL INFORMATION

            A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See Item 19. "Financial Statements and Exhibits" below.

      The financial statements included under "Item 18. Financial Statements and Exhibits" are incorporated herein by reference. The Financial Statement Schedules listed under the Rules of the Securities and Exchange Commission but not included herein are omitted either because they are not applicable, they are not required under the provisions of Regulation S-X or the required information is included in the Consolidated Financial Statements or the related notes thereto.

LEGAL PROCEEDINGS

      The Company is not currently involved in any material legal proceedings and there are no material legal proceedings pending against it, with the exception of a legal claim that was filed in February 2003 against the Company and Pronto, in an amount of approximately $166,000, by a former employee concerning termination of employment. The Company believes that it will not be required to make any additional payment with respect to this claim in excess of the provisions that have been made in the financial statements.

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

            B.    SIGNIFICANT CHANGES

      See Item 5. "Operating and Financial Review and Prospects - E. Trend Information" above.

ITEM 9. THE OFFER AND LISTING

            A.    OFFER AND LISTING DETAILS

      The Company's ordinary shares are traded in the NASDAQ Capital Market under the symbol HCTL. The following table sets forth for the periods indicated the closing representative high and low sales price quotations of the Company's ordinary shares as reported by NASDAQ. These quotations are not adjusted for retail mark-up, mark-down or commissions and do not necessarily represent actual transactions.

      The following table lists the high and low market prices for the periods indicated:

   FISCAL YEAR                                                      HIGH    LOW
   -----------                                                      ----   -----
   2001 .........................................................   1.03   0.48
   2002 .........................................................   0.68    0.2
   2003 .........................................................    1.9   0.25
   2004 .........................................................   1.52    0.6
   2005 .........................................................   1.45   0.37

   2004
   ----
   First Quarter ................................................    1.5   1.05
   Second Quarter ...............................................   1.52   0.72
   Third Quarter ................................................   1.18    0.6
   Fourth Quarter ...............................................   0.87    0.6

   2005                                                             HIGH    LOW
   ----                                                             ----   -----
   First Quarter ................................................   1.09   0.58
   Second Quarter ...............................................   0.95    0.6
   Third Quarter ................................................   0.87   0.65
   Fourth Quarter ...............................................   0.75    0.6

   MOST RECENT SIX MONTH
   ---------------------
   December, 2005 ...............................................   0.75   0.50
   January, 2006 ................................................   0.65   0.47
   February, 2006 ...............................................   0.88   0.48
   March, 2006 ..................................................   0.72   0.58
   April, 2006 ..................................................   0.62   0.52
   May 2006 .....................................................   0.86   0.55

ITEM 10. ADDITIONAL INFORMATION

            A.    SHARE CAPITAL

      Not Applicable

            B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

      PURPOSES

      The Company is an Israeli public company that is subject to the Companies Law 1999 and the Companies Ordinance. Its corporate registry number is 52-003621-1.

      The principal objects and purposes of the Company, as set forth in Section 2 of its Memorandum of Association, are to initiate, promote and advance investments and to finance such activities in projects involving research and development in the fields of healthcare, science, technology, life science, industry, medicine, agriculture and any other field.

      TRANSACTIONS REQUIRING SPECIAL APPROVAL

      An "office holder" is defined in the Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager and any person assuming the responsibilities of any of the foregoing positions without regard to such person's title and any other manager who is directly subject to the general manager.

      The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company. The duty of care requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The breach of such duty is governed by Israeli contract laws. The duty of care includes a duty to use reasonable means to obtain:

         - information on the appropriateness of a given action brought for his approval or performed by him by virtue of his position; and

         - all other important information pertaining to the previous actions.

The duty of loyalty requires an office holder to act in good faith for the interests of the company and includes a duty to:

         - refrain from any conflict of interest between the performance of his duties in the company and his personal affairs;

         -     refrain from any activity that is competitive with the company;

         - refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

         - disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his position as an office holder.

      Each person listed in the table under "Item 6 - Directors, Senior Management and Employees - A. Directors and Senior Management" is an office holder.

      The Companies Law requires that an office holder disclose to the company any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event, no later than the board of directors meeting in which the transaction is first discussed. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by his or her relative.

      Under the Companies Law, an extraordinary transaction is a transaction:

         -     not in the ordinary course of business;

         -     not on market terms; or

         - likely to have a material impact on the company's profitability, assets or liabilities.

      Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the company's articles of association provide otherwise. A transaction that is adverse to the company's interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the audit committee, before the board approval, and under certain circumstances, by the shareholders of the company. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter. If a majority of the directors has a personal interest in a transaction, these directors are permitted to be present and vote, but shareholder approval is also required.

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

      Under the Companies Law, the disclosure requirements which apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder includes a shareholder that holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company.

Extraordinary transactions of a public company with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of the company. The shareholder approval must satisfy either of the following criteria:

         - the majority of the votes for the approval includes the votes of at least one-third of the total votes of shareholders who are present at the meeting and who have no personal interest in the transaction; the votes of abstaining shareholders shall not be included in the number of the said total votes; or

         - the total number of votes against the approval, among the shareholders who are present at the meeting and who have no personal interest in the transaction shall not exceed 1% of the aggregate voting rights in the company.

      For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see "Item 7 - Major Shareholders and Related Party Transactions - B. Related Party Transactions."

      Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors. Arrangements as to compensation of directors also require audit committee approval, before board approval, and shareholder approval. The Companies Regulations (Rules Regarding Compensation and Expenses of External Directors), 2000, ("Companies Regulations - Compensation of External Directors") regulate compensation of external directors.

      EXCULPATION, INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

      According to the Company's Articles, as amended in December 2003, the Company may, subject to the provisions of the Companies Law, and certain qualifications set forth in the Company's Articles:

(i) Undertake in advance to exempt any Office Holder (as such term is defined in the Companies Law and described below), from such Office Holder's responsibility or liability for damages caused to the Company due to any breach of such Office Holder's duty of care towards the Company.

(ii) Indemnify any Office Holder to the fullest extent permitted by the Companies Law.

(iii) Resolve retroactively to indemnify an Office Holder with respect to certain monetary liabilities imposed on an Office Holder pursuant to a judgment and certain reasonable legal expenses incurred by the Office Holder, provided that such liabilities or expenses were incurred by such Office Holder in such Office Holder's capacity as an Office Holder of the Company.

(iv) Undertake, in advance to indemnify a Company's Office Holder for the foreseeable liabilities and expenses described in section (iii) above up to a maximum amount set by the board of directors.

(v) Enter into an agreement to insure an Office Holder for any liability that may be imposed on such Office Holder in connection with an act performed by such Officer Holder in such Office Holder's capacity, with respect to
      (i) a violation of the duty of care of the Office Holder; (ii) a breach of the fiduciary duty of the Office Holder; and (iii) a financial obligation imposed on the Office Holder for the benefit of another person.

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

      As of December 31, 2005, the Company's authorized share capital consisted of 40,000,000 ordinary shares, NIS 0.04 nominal value. As of December 31, 2005, there were 7,702,832 issued and outstanding ordinary shares and no preferred shares issued and outstanding.

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

      An annual general meeting must be held once every calendar year at such time (not more than 15 months after the last preceding annual general meeting) and at such place, either within or outside the State of Israel, as may be determined by the board of directors. The quorum required for a general meeting of shareholders consists of at least two shareholders present in person or by proxy and holding, or representing, at least one-third of the total voting rights in the Company on the record date for such meeting. A meeting adjourned for lack of a quorum may be adjourned to the same day in the next week at the same time and place, or to such time and place as the board of directors may determine. At such reconvened meeting, if a quorum is not present within half an hour from the appointed time, any two shareholders present in person or by proxy (and not in default under the Articles) will constitute a quorum. Shareholder resolutions generally will be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting thereon. Shareholder resolutions for amending the Company's Memorandum and/or Articles of Association, including making changes in the Company's capital structure, approving mergers with or into the Company and/or the Company's liquidation, will be deemed adopted if approved by the holders of 75% of the voting power represented at the meeting, in person or by proxy, entitled to vote and voting on the resolution. In addition, the Companies Law provides for certain extraordinary majorities for the approval of certain related party transactions, nomination of External Directors, authorizing a chairman of a company's board of directors to also act as its general manager, as well as certain arrangements between a company and its shareholders and/or creditors.

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

   o  a merger; or

   o approval of certain acts and require transactions which shareholder approval.

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

      TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Company's ordinary shares is Continental Stock Transfer & Trust Company.

            C.    MATERIAL CONTRACTS

      The Company, directly and/or through certain of its subsidiaries and affiliates, is a licensee of issued (or applications pending relating to) patents and designs belonging to certain research institutions and other third parties in Israel and certain other countries. The Company is also a licensee of certain manufacturing and/or marketing rights relating to technologies and/or products developed by third parties. The following is a summary description of certain principal license agreements pursuant to which the Company has been appointed as licensee of certain rights to certain know-how, as well as certain other material agreements to which the Company and/or certain of its subsidiaries are party.

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

      The CHEMAG Consortium is funded by the EU's 5th Framework Program (FP5) with a total budget of (euro)4.9 million expendable over a three-year period. The CHEMAG Project commenced in September 2001. Savyon's budget for this program over the three-year period of the Project is (euro)930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding (euro)465,125. As of December 31, 2005 the Company had received (euro)330,000 and expects to have received approximately
(euro)130,000 by the end of 2006.

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

      AGREEMENTS WITH LEVINE FAMILY LP: On December 31, 2002, the Company and Pronto, entered into agreements with the Levine Family LP ("LF"), controlled by Dr. Martin Lee, to establish Savyon Diagnostics Ltd. for the purpose of acquiring Pronto's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million.

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

      Dr. Lee has assigned Savyon various patents with respect to methods for producing diagnostic kits and has undertaken to assist Savyon in their exploitation. In consideration thereof, Dr. Lee is entitled to receive royalties of 4% of all net sales of the relevant future products by Savyon.

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

      PROCOGNIA

      See Item 7B. "Major Shareholders and Related Transactions - Related Party and Inter-Company Transactions", for a description of the agreement for the sale of the Company's shares in Procognia to Gamida.

      DANYEL

      DANYEL AGREEMENT: Danyel is an 80% owned subsidiary of the Company, the remaining 20% being owned by L.C.Tech Ltd., a company controlled by Mr. Luly Gurevich, who also provides general management services to Danyel through a consultancy company under his full control. The founders agreement of 1998 provides Mr. Gurevich with certain rights to require Healthcare to acquire his shareholdings in Danyel upon termination of his office as General Manager. The agreement further provides the parties with the right to appoint a certain number of members to Danyel's board of directors (to consist of up to 5 members, of whom one shall be Mr. Gurevich, subject to certain conditions). In accordance with the agreement, Mr. Gurevich was formally appointed as Danyel's first General Manager. The founders agreement also provides Mr. Gurevich with veto rights relating to certain matters as well as requiring a special majority for the approval of certain others. The agreement provides for distribution of annual dividends at a rate of up to 50% of profits, subject to certain conditions. The agreement imposes certain restrictions on transfer and disposal of shares by the parties, including rights of first refusal and certain tag-along rights.

      The agreement further provides for certain confidentiality and non-competition provisions. The agreement is to continue in effect for so long as the Company and its affiliates shall together hold at least 50% of Danyel's issued share capital and Mr. Gurevich shall continue to be a shareholder, with certain of the rights terminating upon a certain decrease in either party's shareholdings.

      According to the agreement, the Company acknowledged Mr. Gurevich's entitlement to specific terms of an employment agreement as of January 1, 1997 (see below). In 1998 Danyel and Mr. Gurevich entered into an employment agreement effective as of October 1, 1998 which was later replaced with a services agreement on essentially the same terms. Mr. Gurevich's service agreement includes, a fixed fee, entitlement to options to purchase Company shares, as well as to receive 5% of Danyel's annual profits. The agreement is for an initial period of five years commencing October 1998, automatically renewed every two years thereafter. Either party may decide not to extend the agreement upon six months prior written notice.

      Pursuant to an agreement between Mr. Luly Gurevich, Healthcare and Gamida-Gen Marketing, which has since merged into Gamidor, Gamida-Gen Marketing was entitled to 15% of Danyel's annual sales turnover, in consideration for marketing and logistics services provided to Danyel, for a period of 4 years ended December 31, 2002.

            D.    EXCHANGE CONTROLS

      Under Israeli Law, non-residents of Israel who purchase ordinary shares of the Company outside of Israel will be able to receive dividends, if such be declared, and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, which will be freely repatriable in certain non-Israeli currencies (including Dollars) at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on such amounts by the holders of such ordinary shares. Because exchange rates between the NIS and the dollar continuously fluctuate, a U.S. shareholder will be subject to the risk of currency fluctuations between the date a NIS-denominated dividend is declared and the date they are actually paid in NIS. See "Item 3. Key Information-- D. Risk Factors."

      Neither the Memorandum and Articles of Association of the Company nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

            E.    TAXATION

ISRAELI TAX CONSIDERATIONS

   The following contains a discussion of certain Israeli tax consequences to U.S. Shareholders (as defined below under "U.S. Federal Income Tax Considerations") of ordinary shares. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative relevant interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities. This discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.
You are urged to consult your own tax advisor as to the Israeli and other tax consequences of the purchase, ownership and disposition of our ordinary shares, including, in particular, the effect of any non Israeli, state or local taxes.

GENERAL CORPORATE TAX STRUCTURE IN ISRAEL

Israeli companies were generally subject to corporate tax at the rate of 34% of their taxable income in 2005. Pursuant to tax reform legislation that came into effect in 2003, the corporate tax rate is to undergo further staged reductions to 25% by the year 2010. In order to implement these reductions, the corporate tax rate is scheduled to decline to 31% in 2006, 29% in 2007, 27% in 2008 and 26% in 2009.

TAXATION OF NON-RESIDENTS

SPECIAL PROVISIONS RELATING TO MEASUREMENT OF TAXABLE INCOME

   We measure our taxable income in accordance with the Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, which represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex.

Results of the Company for tax purposes are measured in terms of earning in NIS after certain adjustments for changes in the Israeli consumer price index.

CAPITAL GAINS TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

Capital gains from the sale of our ordinary shares by non-Israeli shareholders are exempt from Israeli taxation, provided that the capital gain is not derived from a permanent establishment in Israel. In addition, the United States- Israel tax treaty exempt United States residents who hold less than 10% of our voting rights, and who held less than 10% of our voting rights during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale.

TAXATION OF NON-RESIDENT SHAREHOLDERS ON RECEIPT OF DIVIDENDS

Non- residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distribution of dividends, other than bonus shares and stock dividends, income tax is withheld at the source for dividends distributed on or after January 1, 2006, at the rate of 20%, or 25% for a shareholder that is considered a Material Shareholder at any time during the 12-month period preceding such distribution; unless a different rate is provided in treaty between Israel and the shareholder's country of residence.

Under the U.S - Israel Tax Treaty, the maximum tax on dividends paid to a holder of shares who is a treaty U.S resident is 25%, such tax rate is reduced to 12.5% .. If the Non- residents is a U.S corporation and holds 10% or more of our voting power during the part of the tax year that precedes the date of payment of dividend and during the whole of its prior tax year, and provided that not more then 25% of the Israeli company's gross income consists of interest or dividends.

FOREIGN EXCHANGE REGULATIONS

Non- residents of Israel who hold our ordinary shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up our affairs, freely repatriable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of exchange controls has not been eliminated, and may be restored at any time by administrative action.

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

INTEREST RATE RISK

      At December 31, 2005, the Company had loans payable carrying fluctuating interest rates in the amount of approximately $1.1 million (including current maturities). Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% increase in the annual interest rate. Assuming such increase in the interest rate, the fair value of the Company's loans would increase by approximately $110 thousand.

FOREIGN CURRENCY EXCHANGE RISK

      At December 31, 2005, the Company had U.S. Dollar denominated assets (i.e. cash and cash equivalents, trade receivables, etc.) in the amount of approximately $1.9 million and liabilities (i.e. short-term credit, trade payable, long term loans, etc.) in the amount of approximately $2.4 million. Market risk was estimated as the potential increase in fair value of net excess abovementioned liabilities over abovementioned assets resulting from a hypothetical 10% increase in the year-end Dollar exchange rate. Assuming such increase in the Dollar exchange rate, the fair value of the Company's net excess U.S. Dollar denominated liabilities over assets would increase by approximately $50 thousand.

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

      (b) There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16. A. AUDIT COMMITTEE FINANCIAL EXPERT

      During 2003 the Company named Dr. Elan Penn, as an audit committee financial expert serving on its audit committee and board of directors. Dr. Penn is independent and serves as one of the company's external directors.

         B. CODE OF ETHICS

      The Company's Board of Directors has adopted a code of ethics that applies to its officers, directors and employees. A copy of this code has been filed as an exhibit to this report.

There are no material modifications to, or waivers from, the provisions of such code which are required to be disclosed.

         C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      The Company's principal accountants for the years 2005 and 2004 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

      The table below summarizes the audit and other fees paid (in thousands of USD) the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer, during each of 2005 and 2004:

                         Year Ended December 31, 2005   Year Ended December 31, 2004
                         ----------------------------   ----------------------------
                         Amount            Percentage   Amount            Percentage
                         ------            ----------   ------            ----------
Audit Fees (1)             $61                 68%        $51                 77%
Audit-Related Fees (2)     $ 4                  4%        $ 4                  6%
Tax Fees (3)               $25                 28%        $11                 17%
Total                      $90                100%        $66                100%

(1) "Audit fees" includes annual audit fees for Healthcare and its subsidiaries as well as an audit for the registration statement filed in 2003.

(2) "Audit-related fees" are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(3) for services rendered to the company during and/or pertaining to the year 2005 in connection with the following: tax related work, consulting services as to government grants, review of the financial statements, consultation as to various transaction and the like

      The Audit Committee pre-approves on an annual basis the audit and certain non-audit services provided to the Company by its auditors. Such annual pre-approval is given with respect to particular services and sets forth a specific budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises.

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

ITEM 18. FINANCIAL STATEMENTS

      Attached. See Item 19(a).

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

         (a) Healthcare Technologies Ltd. and its subsidiaries consolidated financial statements.

         (b)   Savyon Diagnostics Ltd financial statements.

                HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                                 IN U.S. DOLLARS

                                      INDEX

                                                                      PAGE

                                                                  -------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                63

CONSOLIDATED BALANCE SHEETS                                         64 - 65

CONSOLIDATED STATEMENTS OF OPERATIONS                                  66

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                          67

CONSOLIDATED STATEMENTS OF CASH FLOWS                                  68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          69 - 90

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS                          91

                      - - - - - - - - - - - - - - - - - - -

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                          HEALTHCARE TECHNOLOGIES LTD.

      We have audited the accompanying consolidated balance sheets of Healthcare Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S generally accepted accounting principles.

                                                    KOST FORER GABBAY &
Tel-Aviv, Israel                                          KASIERER
June 29, 2006                                 A Member of Ernst & Young Global

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                             DECEMBER 31,
                                                      -------------------------
                                                          2005          2004
                                                      -----------    ----------
      ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                          $       699    $      951
   Trade receivables (net of allowance
      for doubtful accounts of $ 39 and $ 46
      as of December 31, 2005 and
      2004, respectively)                                   3,381         3,960
   Other accounts receivable and
      prepaid expenses (Note 3)                               706           576
   Inventories (Note 4)                                     1,970         1,658
                                                      -----------    ----------

TOTAL current assets                                        6,756         7,145
                                                      -----------    ----------

LONG-TERM INVESTMENTS:
   Investments in affiliates (Note 2f)                        289             -
   Long-term receivables                                       29            35
   Severance pay fund (Note 2r)                               805           774
                                                      -----------    ----------

TOTAL long-term investments                                 1,123           809
                                                      -----------    ----------

PROPERTY AND EQUIPMENT, NET (Note 5)                        1,599         1,112
                                                      -----------    ----------
INTANGIBLE ASSETS (Note 2i)
   Goodwill                                                 2,854         2,854
   Other intangible assets, net                                42            68
                                                      -----------    ----------

TOTAL intangible assets                                     2,896         2,922
                                                      -----------    ----------

TOTAL assets                                          $    12,374    $   11,988
                                                      ===========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                             DECEMBER 31,
                                                      -------------------------
                                                          2005          2004
                                                      -----------    ----------
      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term bank credit (Note 6)                    $       777    $      839
   Current maturities of long-term bank loans
      (Note 8)                                                163            86
   Trade payables                                           2,672         2,329
   Other accounts payable and accrued expenses
      (Note 7)                                                946         1,059
                                                      -----------    ----------

TOTAL current liabilities                                   4,558         4,313
                                                      -----------    ----------

LONG-TERM LIABILITIES:
   Long-term bank loans, net of current maturities
      (Note 8)                                                174           142
   Investment in other company                                  -         4,761
   Investment in an affiliate (Note 2f)                         -            28
   Accrued severance pay (Note 2r)                            851           842
                                                      -----------    ----------

TOTAL long-term liabilities                                 1,025         5,773
                                                      -----------    ----------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 9)

SHAREHOLDERS' EQUITY (Note 10):
   Share capital:
      Ordinary shares of NIS 0.04 par value -
         Authorized: 40,000,000 as of December 31,
         2005 and 2004; Issued and Outstanding:
         7,702,832 as of December 31, 2005 and
         2004.                                                100           100
   Additional paid-in capital                              28,044        23,267
   Accumulated other comprehensive loss                      (319)         (114)
   Deferred stock-based Compensation                          (49)          (90)
   Accumulated deficit                                    (20,985)      (21,261)
                                                      -----------    ----------

TOTAL shareholders' equity                                  6,791         1,902
                                                      -----------    ----------

                                                      $    12,374    $   11,988
                                                      ===========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                              YEAR ENDED DECEMBER 31,
                                                      --------------------------------------
                                                          2005          2004         2003
                                                      -----------    ----------   ----------
Sales (Note 13)                                       $    12,053    $   12,130   $   12,412
Cost of sales                                               7,684         7,925        7,640
                                                      -----------    ----------   ----------

Gross profit                                                4,369         4,205        4,772
                                                      -----------    ----------   ----------

Amortization of technology (Note 2i)                            -             -          749
Research and development costs, net                             -            95           94
Selling and marketing expenses                              2,508         2,760        2,896
General and administrative expenses                         1,751         1,805        1,396
Impairment of an investment in Afferix (Note 2f)                -           100          111
                                                      -----------    ----------   ----------

                                                            4,259         4,760        5,246
                                                      -----------    ----------   ----------

Operating income (loss)                                       110          (555)        (474)
Financial expenses, net (Note 12a)                            (19)         (145)         (41)
Other income, net (Note 12b)                                   18           288           49
                                                      -----------    ----------   ----------

                                                              109          (412)        (466)
Taxes on income                                                 -             -           20
                                                      -----------    ----------   ----------

Income (loss) after taxes on income                           109          (412)        (486)
Equity in earnings (losses) of an affiliate                   167            53          (14)
                                                      -----------    ----------   ----------

Net income (loss)                                     $       276    $     (359)  $     (500)
                                                      ===========    ==========   ==========

Basic and diluted net earnings (loss) per share
   (in U.S dollars)                                   $      0.04    $    (0.05)  $    (0.07)
                                                      ===========    ==========   ==========

Weighted average number of shares used in
   computing basic net earnings (loss) per
   share (in thousands)                                     7,703         7,667        7,644
                                                      ===========    ==========   ==========

Weighted average number of shares used in
   computing diluted net earnings (loss) per
   share (in thousands)                                     7,768         7,667        7,644
                                                      ===========    ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                         NUMBER                          ACCUMULATED
                            TOTAL      OF SHARES            ADDITIONAL      OTHER        DEFERRED                     TOTAL
                        COMPREHENSIVE     (IN       SHARE     PAID-IN   COMPREHENSIVE   STOCK-BASED  ACCUMULATED  SHAREHOLDERS'
                             LOSS      THOUSANDS)  CAPITAL    CAPITAL        LOSS      COMPENSATION     DEFICIT       EQUITY
                        -------------  ----------  -------  ----------  -------------  ------------  -----------  -------------
Balance at January 1,
   2003                                     7,644  $    99  $   23,188  $        (118) $         (4) $   (20,402) $       2,763
Net loss                $        (500)          -        -           -              -             -         (500)          (500)
Other comprehensive
   income-
Foreign currency
   translation
   adjustments                     93           -        -           -             93             -            -             93
                        -------------
Total comprehensive
   loss                 $        (407)
                        =============
Exercise of options                             5        *)          1              -             -            -              1
Issuance expenses                               -        -         (70)             -             -            -            (70)
Deferred stock
   compensation                                 -        -         184              -          (184)           -              -
Amortization of
   deferred stock
   based compensation                           -        -           -              -            57            -             57
                                       ----------  -------  ----------  -------------  ------------  -----------  -------------
Balance at December
   31, 2003                                 7,649       99      23,303            (25)         (131)     (20,902)         2,344
Net loss                $        (353)          -        -           -              -             -         (359)          (359)
Other comprehensive
   loss-                                                             -
Foreign currency
   translation
   adjustments                    (89)          -        -           -            (89)            -            -            (89)
                        -------------
Total comprehensive
   loss                 $        (442)
                        =============
Issuance of shares                             54        1          34              -             -            -             35
Issuance expenses                               -        -         (70)             -             -            -            (70)
Amortization of
   deferred stock
   based compensation                           -        -           -              -            41            -             41
                                       ----------  -------  ----------  -------------  ------------  -----------  -------------
Balance at December
   31, 2004                                 7,703      100      23,267           (114)          (90)     (21,261)         1,902
Net income              $         276                                                                        276            276
Other comprehensive
   loss-
Foreign currency
   translation
   adjustments                   (205)          -        -           -           (205)             -            -          (205)
                        -------------
Total comprehensive
   income               $          71
                        =============
Capital surplus in
   respect of
   transaction
   between related
   parties                                      -        -       4,771              -             -            -          4,771
Amortization of
   deferred stock
   based compensation                           -        -           -              -            41            -             41
Compensation related
   to options granted
   to consultants                               -        -           6              -             -            -              6
                                       ----------  -------  ----------  -------------  ------------  -----------  -------------
Balance at December
   31, 2005                                 7,703  $   100  $   28,044  $        (319) $        (49) $   (20,985) $       6,791
                                       ==========  =======  ==========  =============  ============  ===========  =============

*)    Represents an amount lower than 1.

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                              YEAR ENDED DECEMBER 31,
                                                                             -------------------------
                                                                              2005     2004      2003
                                                                             -----   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                          $ 276   $  (359)  $  (500)
  Adjustments required to reconcile net income ( loss) to net cash provided by (used in) operating activities:
    Impairment of an investment in an affiliate                                  -       100       111
    Equity in losses (earnings) of an affiliate                               (167)      (53)       14
    Depreciation and amortization                                              325       464     1,168
    Exchange rate of foreign currency of long-term bank loans, net             (11)       60      (135)
    Exchange rate of foreign currency of long-term receivable, net               3         -         -
    Capital loss (gain) on sale of property and equipment                      (18)       10       (34)
    Amortization of deferred stock based compensation                           41        41        57
    Amortization of compensation related to options granted to consultants       6         -         -
    Other income (see Note 1f)                                                   -      (235)        -
    Accrued severance pay, net                                                 (19)       10      (191)
    Decrease (increase) in trade receivables                                   367      (283)      688
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                                (653)      363       405
    Increase in inventories                                                   (395)     (146)     (266)
    Increase (decrease) in trade payables                                      451      (488)     (759)
    Increase (decrease) in other accounts payable and accrued expenses         147       173      (269)
                                                                             -----   -------   -------

Net cash provided by (used in) operating activities                            353      (343)      289
                                                                             -----   -------   -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment                                 110        78       132
  Purchase of property and equipment                                          (936)     (313)     (293)
  Collection of long-term receivables, net                                     240       227       240
  Investment in affiliate                                                     (150)        -      (211)
  Proceeds from sale of Procognia                                               10         -         -
                                                                             -----   -------   -------

Net cash used in investing activities                                         (726)       (8)     (132)
                                                                             -----   -------   -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term bank credit, net                                                  (23)      799       (37)
  Proceeds from long-term loans                                                273       195       667
  Principal payment of long-term loans                                        (142)   (1,061)     (459)
  Exercise of options                                                            -         -         2
  Issuance expenses                                                              -       (70)      (70)
                                                                             -----   -------   -------

Net cash provided by (used in) financing activities                            108      (137)      103
                                                                             -----   -------   -------

Effect of exchange rate changes on cash and cash equivalents                    13       (11)       37
                                                                             -----   -------   -------

Increase (decrease) in cash and cash equivalents                              (252)     (499)      297
Cash and cash equivalents at the beginning of the year                         951     1,450     1,153
                                                                             -----   -------   -------

Cash and cash equivalents at the end of the year                             $ 699   $   951   $ 1,450
                                                                             =====   =======   =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:
  Cash paid during the year for:
    Interest                                                                 $  81   $    64   $    77
                                                                             =====   =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-    BUSINESS AND ORGANIZATION

            a.    General:

                  Healthcare Technologies Ltd. ("the Company"), an Israeli corporation, is a holding company. The Company and its subsidiaries (collectively, "the Group"), are engaged in the development, manufacturing and marketing of medical diagnostic kits and provide service tools and materials to diagnostic and biotech research professionals in laboratory and point of care sites in Israel and worldwide. The Group is also engaged in the production and marketing of molecular biology based gene-screening tools for the detection of certain gene-associated disorders in humans. The Group's major sales market is the Israeli market. As for geographic markets and major customers, see Note 13.

                  Pronto Technologies Ltd. ("Pronto") and Gamida Gen, a wholly-owned subsidiary of Pronto, are Israeli biotechnology companies engaged in the production and marketing of molecular biology-based gene screening tools for the detection of certain gene related disorders in humans.

                  Savyon Diagnostics Ltd. ("Savyon"), an affiliate, is engaged in the serology field, and manufactures sophisticated microplate-based enzyme immuno assays for detection of antibodies.

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

                  The Company's shares are traded on the National Association of Securities Dealers' Quotation System ("NASDAQ") in the United States.

                  As for the Company's list of subsidiaries, affiliates and other companies refer to Appendix I.

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

                  The Group sales to two customers account for a significant portion of the Group's total sales and loss of these customers could have a material adverse effect on the Group's business and financial results (see also Note 13b).

            c.    The ImmvaRx Inc. ("ImmvaRx") transaction:

                  On June 29, 2004, the Company signed a term sheet with ImmvaRx Inc. for the transfer by ImmvaRx to the Company of all of ImmvaRx's assets, including its intellectual property, in exchange for up to an approximate 87% interest in the Company. In addition, ImmvaRx may conduct a tender offer for the purchase of all of the Company's shares.

                  On January 30, 2006 for various reasons, including, without limitation, that the Closing (as defined in the purchase assets agreement) did not and would not take place on or before January 31, 2006, the parties entered into a termination agreement according to which: 1) the original purchase agreement is terminated effective as of January 31, 2006; 2) As of January 30, 2006, each party expressly releases and forever discharges the other parties from and against any and all actions, cause of action, claims, demands, sums of money, other obligations whatsoever in connection with the original purchase assets agreement.

                  All costs related to the transaction incurred by the Company were recorded in income statement.

            d.    Investment in Procognia:

                  In January 2000, the Company established a 98% - owned subsidiary, Procognia (Israel) Ltd. ("Procognia Israel"). In April 2002, Procognia Israel's shareholders exchanged their shares in Procognia Israel with shares in a newly formed U.K. company ("Procognia"). Procognia develops certain products and technologies in the Glycomolecular field and in the Biochemistry of sugar.

                  As a result of certain investment transactions in Procognia's shares, the Company's voting rights declined to 11.6% as of December 31, 2002 and, consequently, Procognia's financial statements were no longer consolidated with those of the Company.

                  During 2004, Procognia completed additional two financing rounds, upon which the Company's voting rights were reduced to approximately 4%. Consequently, the Company no longer retains the right to appoint directors in Procognia and has no obligation to finance Procognia's operations and the investment was stated at cost.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-    BUSINESS AND ORGANIZATION (CONT.)

                  The investment in Procognia is stated at cost, since the Company does not have the ability to exercise significant influence over operating and financial policies of those investees. The Company's investments in Procognia is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable, in accordance with APB No. 18.

                  On March 31, 2005, the Board of Directors and Audit Committee had approved the sale of all the Company's shares in Procognia to the Company's principal shareholder, Gamida for life BV ("Gamida"). On May 29, 2005, the shareholders of the Company approved the sale. The Company sold and transferred an aggregate amount of 6,255,000 Ordinary Shares of Procognia to Gamida in consideration for an initial payment of $ 10 and the additional payments as follows:

                  i. In the event that the ImmvaRx transaction will be executed, Gamida shall pay the Company an additional $ 420.

                  ii. In the event that the ImmvaRx transaction is not executed, or in event it is executed but ImmvaRx's option to execute the tender offer expires before consummation thereof, Gamida will pay the Company, upon Gamida's sale of the Procognia shares to third party, all amounts received in consideration therefore equivalent to an amount no greater than $ 420, plus, if any, 30% of the remaining consideration.

                  iii. In the event that within one year of the execution date of the agreement, Gamida will sell the shares and the sale occurs prior to the consummation of the ImmvaRx transaction, Gamida will pay the Company all amounts received in consideration therefore up to $ 420, plus, if any, 80% of the remaining consideration.

                  The transaction was with a controlling shareholder and therefore the Company has not recorded any gain in the statements of operations. An amount of $ 4,771 (and any additional proceeds that the Company will receive for the sale of Procognia's shares) was recorded as additional paid-in capital.

                  Since ImmvaRx transaction was cancelled only option 2 is applicable.

            e.    Investment in Afferix:

                  In August 2003, the Group invested in Afferix Ltd., by way of a convertible bridge loan in an amount of $ 211. Afferix is developing a diagnostic kit for the identification of free iron in the blood stream. The bridge loan agreement entitled the Group to designate one director to the Afferix board of directors.

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:-    BUSINESS AND ORGANIZATION (CONT.)

                  In the beginning of 2005, the loan was converted into shares representing approximately 27% of the issued and outstanding share capital of Afferix. Currently, the Group is entitled to designate one director to the Afferix board of directors. Since the Company has the ability to exercise significant influence over operating and financial policies of Afferix, the Company applies the equity method to its investment. The affiliate has a negative equity and since the Company did not provide any guarantees to subsidize the affiliate's losses, the Company ceased to take the affiliate's loss when its shareholders' equity becames negative.

                  The Company's investment in Afferix is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No.18 "The Equity Method of Accounting for Investments in Common Stock", ("APB No.18"). As of December 31, 2005 2004 and 2003, based on managements' most recent analyses, impairment losses have been identified in the amount of $ 0, $ 100 and $ 111, respectively.

            f.    The DMI guarantee:

                  As part of the acquisition of Gamida Gen Ltd. in January 2001, the Company agreed to assume a guarantee of up to $ 270 of Gamida Gen's debts in favor of an Israeli commercial bank provided by DMI Investments B.V. ("DMI"). DMI had been required by the bank to discharge its obligations pursuant to its guarantee and the Company recorded a liability in the amount of $ 270. In September 2004, the Company entered into an agreement by and among DMI, the Company and Gamida Gen pursuant to which the Company issued to DMI, 54,105 Ordinary shares of the Company in consideration of DMI fully and finally releasing the Company of any obligation which it may have in connection with DMI's demands to be reimbursed for the amount of approximately $ 270. The Company has recorded the issuance of shares at their fair value of $ 35 on the issuance date and the remainder $ 235 was recorded as other income.

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

                  These consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("U.S. GAAP").

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            b.    Financial statements in U.S. dollars:

                  The functional currency of the Company is the U.S. dollar ("dollar"), as the dollar is the primary currency of the economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The Company's operations are currently conducted in Israel and most of its expenses are currently paid in dollars. Financing and investing activities, equity transactions and cash investments, are made in dollars.

                  Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

                  The financial statements of the subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders' equity accumulated other comprehensive income or loss.

            c.    Principles of consolidation:

                  The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. Losses applicable to the minority in Danyel are allocated to the Company, since it solely finances Danyel's operations.

            d.    Cash equivalents:

                  The Group considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

            e.    Inventories:

                  Inventories are stated at the lower of cost or market value. Inventory provisions for write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. In the years ended December 31, 2005, 2004 and 2003, the Company provided for write-off in the amounts of $ 6, $ 4 and $ 0, respectively, which are included in cost of sales.

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

            f.    Investments in affiliated companies:

                  Affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), or companies less than 20% held, which the Company can exercise significant influence over operating and financial policy of the affiliate.

                  The Company's investment in 50% of Savyon shares is accounted for by the equity method.

                  Following is condensed data from Savyon's balance sheets as of December 31, 2005 and 2004 and statements of operations for the years ended December 31, 2005 and 2004:

                                                            DECEMBER 31,
                                                    ----------------------------
                                                        2005           2004
                                                    ------------   ------------

                  Current assets                    $      2,075   $      1,441
                  Non-current assets                       1,543            791
                  Current liabilities                      1,648            992
                  Non-current liabilities                  1,970            200
                  Net sales                                5,103          3,915
                  Gross profit                             2,394          1,775
                  Net income                                 336            106

                  The Company applies EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses" ("EITF No. 99-10"). Accordingly, losses of the investee are recognized based on the ownership level of the particular investee security held by the Company.

            g.    Property and equipment:

                  Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

                  Annual rates of depreciation are as follows:

                                                                 %
                                                    ---------------------------

                  Laboratory and medical equipment       10 - 33 (mainly 20)
                  Office furniture and equipment          6 - 33 (mainly 6)
                  Motor vehicles                                 15
                  Leasehold improvements               Over the shorter of the
                                                      lease term or useful life

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            h.    Impairment of long-lived assets:

                  The Group's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005, 2004 and 2003, no impairment losses have been identified.

            i.    Intangible assets:

                  Intangible assets acquired are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142").

                  Distribution rights are amortized over 8 years and technology was amortized over 3 years. The Company recorded amortization expenses during 2005, 2004 and 2003, in the amount of $ 22, $ 25 and $ 771, respectively.

                  Goodwill represents excess of the costs over the fair value of the net assets of businesses acquired. Pursuant to Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") goodwill is presented at cost and not being amortized annually, rather goodwill is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. Goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable unit. As of December 31, 2005, 2004 and 2003, no impairment losses have been identified.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            j.    Income taxes:

                  The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No.109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

            k.    Revenue recognition:

                  Revenues are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104"), upon delivery of the products when the collection of the receivable is probable, persuasive evidence of an agreement exists, no significant obligations remain and the price is fixed or determinable. The Group follows Statement of Financial Accounting Standard No. 48, "Revenue Recognition when Right of Return Exists" ("SFAS No. 48"). Based on the Company's management experience, no provisions for returns were recorded for the years ended December 31, 2005, 2004 and 2003.

            l.    Research and development costs:

                  Research and development costs, net of participations and grants received, are charged to expenses as incurred.

            m.    Royalty and non-royalty-bearing grants:

                  Royalty-bearing grants from the Government of Israel and The Israel-United States Bi-national Industrial Research and Development Foundation for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. There were no grants for the years 2005, 2004 and 2003. Total royalties paid amounted to $ 23, $ 21 and $ 22 in 2005, 2004 and 2003, respectively. The royalties were recorded in cost of sales.

            n.    Basic earnings and diluted net earnings (loss) per share:

                  Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share".

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The total weighted average number of shares related to the outstanding options excluded from the calculations of diluted earnings (loss) per share, since they would have an anti-dilutive effect, were 147,500, 297,500 and 255,000, for the years ended December 31, 2005, 2004 and 2003, respectively.

            o.    Accounting for stock based compensation:

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

                  The Company adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - transition and disclosure", which amended certain provision of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

                  Pro forma information regarding net income and net earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options is amortized over their vesting period and estimated at the date of grant using a Black-Scholes Option Valuation Model with the following weighted-average assumptions for 2005, 2004 and 2003: risk-free interest rates of 4.37%, 2.78% and 1.0%, respectively; dividend yields of 0% for each year; volatility factors of the expected market price of the Company's Ordinary shares of 151%, 96% and 122%, respectively; and an expected life of the option of 3 to 5 years for each year.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  The following table illustrates the effect on net income
                  (loss) and earning (loss) per share, assuming that the Company has applied the fair value recognition provision of SFAS No. 123 on its stock-based employee compensation:

                                                    YEAR ENDED DECEMBER 31,
                                                  --------------------------
                                                   2005      2004      2003
                                                  ------    ------    ------
                                                  U.S. DOLLARS IN THOUSANDS
                                                  (EXCEPT PER SHARE AMOUNTS)
                                                  --------------------------
Net income (loss) as reported                     $  276    $ (359)   $ (500)
                                                  ======    ======    ======

Add: stock-based employee compensation expense
  included in reported net income (loss)          $   41    $   41    $   57
                                                  ======    ======    ======

Deduct: stock-based employee compensation
  expense determined under fair value-based
  method                                          $  (65)   $  (55)   $  (62)
                                                  ======    ======    ======

Pro forma net income (loss)                       $  252    $ (373)   $ (505)
                                                  ======    ======    ======

Earning per share:

Basic and diluted net earnings (loss) per share
  (in U.S dollars), as reported                   $ 0.04    $(0.05)   $(0.07)
                                                  ======    ======    ======

Basic and diluted pro forma net earnings (loss)
  per share (in U.S dollars)                      $ 0.03    $(0.05)   $(0.07)
                                                  ======    ======    ======

            p.    Concentrations of credit risk:

                  Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables. Cash and cash equivalents are deposited in major banks in Israel. Management believes that the financial institutions that hold the Group's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments. The Group's trade receivables derive mainly from sales to numerous customers in Israel. The Group has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Group performs ongoing credit evaluations of its customers' financial condition and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Group has determined to be doubtful of collection.

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

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            q.    Fair value of financial instruments:

                  The following methods and assumptions were used by the Group in estimating its fair value disclosures for financial instruments:

                  The carrying amounts of cash and cash equivalents, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

                  The carrying amounts of the Group's long-term borrowings approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on the Group's incremental borrowing rates for similar type of borrowing arrangements.

            r.    Severance pay:

                  The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's consolidated balance sheet.

                  The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

                  Severance expenses for the years ended December 31, 2005, 2004 and 2003 amounted to $ 65, $ 111 and $ 123, respectively.

            s.    Comprehensive income:

                  The Company accounts for comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            t.    Impact of recently issued accounting standards:

                  In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)"), which replaces SFAS 123 and supersedes APB 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options and shares issued under the ESPP to be recognized in the financial statements based upon their fair values, beginning with the first interim or annual period after December 15, 2005, with early adoption encouraged. The Company has the option to choose either the modified prospective or modified retrospective method. The Company currently expects to adopt SFAS No. 123(R), using the modified prospective method of adoption which requires that compensation expense be recorded over the expected remaining life of all unvested stock options and restricted stock and for any new grants thereof at the beginning of the first quarter of adoption of SFAS No. 123(R). The Company is currently evaluating the impact SFAS No. 123(R) will have on the Company's financial statements, and based on its preliminary analysis, expects that the adoption of the SFAS No. 123(R) fair value method will not have a significant impact on the consolidated results of operations, although it will have no impact on the Company's overall consolidated financial position or consolidated cash flows.

                        In May 2005, the FASB issued SFAS No. 154, "Accounting
                  Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. As of December 31, 2005, adoption of SFAS No. 154 will not have a material impact on the Company's financial position or results of operations.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 3:-    OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                             DECEMBER 31,
                                                          ------------------
                                                            2005       2004
                                                          --------   -------

            Government authorities                        $     89   $    75
            Accounts receivable                                128        66
            Prepaid expenses                                    81        85
            Related parties (1)                                320        41
            Receivable on account of sale of
               operations to Savyon                              -       240
            Shareholder                                         35        35
            Other                                               53        34
                                                          --------   -------

                                                          $    706   $   576
                                                          ========   =======

            (1)   The majority of the balance is linked to the U.S. dollars.

NOTE 4:-    INVENTORIES

            Raw materials                                 $      1   $     9
            Finished goods                                   1,969     1,649
                                                          --------   -------

                                                          $  1,970   $ 1,658
                                                          ========   =======

NOTE 5:-    PROPERTY AND EQUIPMENT, NET

            a.    Composition of property and equipment is as follows:

                  Cost:
                    Laboratory and medical equipment      $  1,897   $ 1,716 *)
                    Motor vehicles                             783       620 *)
                    Office furniture and equipment             545       785 *)
                    Leasehold improvements                     175       225 *)
                                                          --------   -------

                                                             3,400     3,346 *)
                                                          --------   -------
                  Accumulated depreciation:
                    Laboratory and medical equipment           995     1,356 *)
                    Motor vehicles                             173       561 *)
                    Office furniture and equipment             528       192 *)
                    Leasehold improvements                     105       125 *)
                                                          --------   -------

                  Accumulated depreciation                   1,801     2,234 *)
                                                          --------   -------

                  Depreciated cost                        $  1,599   $ 1,112
                                                          ========   =======

                  *)     Reclassified

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 5:-    PROPERTY AND EQUIPMENT, NET (CONT.)

            b. Depreciation expenses for the years ended December 31, 2005, 2004 and 2003, amounted to $ 302, $ 439 and $ 397, respectively. (As for impairment, see Note 2h).

                  As for charges, see Note 9e(1).

NOTE 6:-    SHORT-TERM BANK CREDIT

                                    INTEREST RATE                DECEMBER 31,
                                   ---------------   LINKAGE   ---------------
                                    2005     2004     TERMS     2005     2004
                                   ------   ------   -------   ------   ------

            Short-term bank loans   6.8%     6.5%      NIS     $  777   $  839
                                                               ======   ======

            The Group has an authorized credit line in the amount of $ 275 as of December 31, 2005. For amounts overdrawn in excess of the Group's authorized credit line, the Group is subject to an annual average interest rate of approximately 8.25 % on the outstanding amount.

            As of December 31, 2005, the Group has $ 275 of unutilized credit line.

            As for charges, see Note 9e(1).

NOTE 7:-    OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                 DECEMBER 31,
                                                              -----------------
                                                                2005      2004
                                                              -------   -------

            Royalties payable                                 $    14   $    11
            Employees and payroll accruals                        379       366
            Government authorities                                 34       120
            Customer advances                                     159       182
            Accrued expenses                                      250       314
            Related parties                                        88         -
            Other                                                  22        66
                                                              -------   -------

                                                              $   946   $ 1,059
                                                              =======   =======

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND (EXCEPT SHARE DATA)

NOTE 8:-    LONG-TERM LOANS

            a.    Composed as follows:

                                                                            DECEMBER 31,
                                      INTEREST        -------------------------------------------------------
                                        RATE                     2005                         2004
                                  -----------------   --------------------------   --------------------------
                                                        IN        NIS                IN        NIS
                                                       U.S.    LINKED TO            U.S.    LINKED TO
                                   2005      2004     DOLLAR      CPI      TOTAL   DOLLAR      CPI      TOTAL
                                  ------   --------   ------   ---------   -----   ------   ---------   -----
                                          %
                                  -----------------
Loans from banks                  5-10.8   3.2-6.25   $   10   $     327   $ 337   $   18   $     210   $ 228
Less - current maturities                                  7         156     163        8          78      86
                                                      ------   ---------   -----   ------   ---------   -----

                                                      $    3   $     171   $ 174   $   10   $     132   $ 142
                                                      ======   =========   =====   ======   =========   =====

            b.    Maturities of long-term
                  loans subsequent to the balance
                  sheet date are as follows:

First year (current maturities)                       $    7   $     156   $ 163   $    8   $      78   $  86
                                                      ------   ---------   -----   ------   ---------   -----

Second year                                                3         140     143        8          81      89
Third year                                                 -          31      31        2          51      53
                                                      ------   ---------   -----   ------   ---------   -----

                                                           3         171     174       10         132     142
                                                      ------   ---------   -----   ------   ---------   -----

                                                      $   10   $     327   $ 337   $   18   $     210   $ 228
                                                      ======   =========   =====   ======   =========   =====

                  As for charges, see Note 9e(1).

            c.    Covenants:

                  One of the Company's subsidiaries has a bank covenant provision which includes, amongst others, fulfillment of different financial ratios and other provisions. As of December 31, 2005, the subsidiary fulfilled all such provisions.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 9:-    COMMITMENTS AND CONTINGENT LIABILITIES

            a.    Royalty commitments:

                  The group is obligated to pay royalties to the Government of Israel through the Office of the Chief Scientist ("OCS"), at rates of 3% to 5% on sales proceeds from products financed by the OCS. The maximum amount of royalties payable to the Government of Israel is limited to 100% of the grants received, linked to the dollar and bears interest at the LIBOR rate from 1999. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

                  Total royalties accrued or paid by the group amounted to $ 23, $ 21 and $ 22 in 2005, 2004 and 2003, respectively.

                  At December 31, 2005, the group has remaining contingent obligation to the OCS in the amount of $ 507 (excluding accrued interest).

            b.    Lease commitments:

                  The Group has leased several buildings, offices, warehouses under several operating lease agreements that expire on various dates the latest of which is June 30, 2008, and motor vehicles under various operating leases that expire on various dates, the latest of which is in May 2009.

                  Future lease commitments under non-cancelable operating leases are as follows:

                  2006               $ 223
                  2007                 163
                  2008                  52
                                     -----

                                     $ 438
                                     =====

                  Total rent expenses for the years ended December 31, 2005, 2004 and 2003, were approximately $ 182, $ 187 and $ 160, respectively.

            c. The Company is engaged in a service agreement with Gamida for Life Israel, a company related to the Company's controlling shareholder, according to which the Company is obligated to pay management fees of $ 10 per month. The service agreement is automatically renewed for successive one-year terms, unless terminated by either party subject to a three-month notification.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND (EXCEPT SHARE DATA)

NOTE 9:-    COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

            d. In January 1999, the Company established an 80% - owned subsidiary - Danyel. The remaining 20% are owned by L.C. Tech Ltd., a company held by the general manager of Danyel. According to the incorporation agreement, the general manager can require the Company to acquire his 20% under two alternatives:

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

                  In addition, Danyel is obligated to pay its general manager 5% of Danyel's annual net income.

            e.    Charges (assets pledged) and guarantees:

                  1. As collateral for credit line and loans provided to the Group, totaling $ 1,390 as of December 31, 2005, the Group has placed unlimited fixed and floating charges on certain assets and share capital, in favor of the bank.

                  2. The Company guaranties 50% of Savyon credit line in the bank, amounting to $ 100.

            f. A former employee filed a claim against the Company in the amount of $ 166. The Company's management believes that the Company will not be required to make any material payment in excess of the provisions presented in the financial statements, in respect of this claim.

NOTE 10:-   SHAREHOLDERS' EQUITY

            a. Ordinary shares confer upon their holders voting rights and the right to receive dividends, if declared.

            b. In September 2004, the Company issued 54,105 Ordinary shares as a consideration for fully and finally releasing the Company of any obligation which it may have in connection with DMI's demands (see Note 1f).

            c. Under the Company's 2000 and 2003 Incentive Stock Option Plans ("the Plans"), 377,500 options may be granted to employees, directors and consultants of the Company and its subsidiaries.

                  In 2003, the Company granted 200,000 options to purchase Ordinary shares at an exercise price of $ 0.35 - $ 0.38 per share. In 2004, the Company granted 62,500 options to purchase Ordinary shares at an exercise price of $ 0.86 per share. During 2005, the Company granted 85,000 options to purchase Ordinary shares at an exercise price of $ 0.72 Per share.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND (EXCEPT SHARES DATA)

NOTE 10:-   SHAREHOLDERS' EQUITY (CONT.)

                  As of December 31, 2005, an aggregate of 90,000 options are still available for future grants. Each option granted under the plan is exercisable for a period of 60-180 days from termination of employment date. The options vest primarily over 3 to 5 years. Any options, which are canceled or forfeited before expiration become available for future grant.

            d. A summary of the Company's stock option activity (except options to consultants) and related information is as follows:

                                                 YEAR ENDED DECEMBER 31,
                          ---------------------------------------------------------------------
                                   2005                    2004                    2003
                          ---------------------   ---------------------   ---------------------
                                       WEIGHTED                WEIGHTED                WEIGHTED
                                       AVERAGE                  AVERAGE                 AVERAGE
                            AMOUNT     EXERCISE     AMOUNT     EXERCISE     AMOUNT     EXERCISE
                          OF OPTIONS     PRICE    OF OPTIONS     PRICE    OF OPTIONS     PRICE
                          ----------   --------   ----------   --------   ----------   --------
                                           $                       $                       $
                                       --------                --------                --------
Outstanding at the
  beginning of the year      297,500       0.54      255,000       0.51      122,500       1.38
Granted                       50,000       0.72       62,500       0.86      200,000       0.36
Exercised                          -          -            -          -       (5,000)      0.38
Forfeited                    (40,000)      1.00      (20,000)      1.00      (62,500)      1.75
                          ----------              ----------              ----------

Outstanding at the end
  of the year                307,500       0.51      297,500       0.55      255,000       0.51
                          ==========   ========   ==========   ========   ==========   ========

Exercisable at the end
  of the year                125,833       0.45      100,000       0.62       80,000       0.69
                          ==========   ========   ==========   ========   ==========   ========

            e. The options outstanding as of December 31, 2005, have been classified by exercise price, as follows:

                                       WEIGHTED                                      WEIGHTED
                      OPTIONS          AVERAGE     WEIGHTED        OPTIONS            AVERAGE
                   OUTSTANDING AS     REMAINING    AVERAGE    EXERCISABLE AS OF   EXERCISE PRICE
    EXERCISE       OF DECEMBER 31,   CONTRACTUAL   EXERCISE      DECEMBER 31,       OF OPTIONS
     PRICE              2005            LIFE        PRICE            2005          EXERCISABLE
----------------   ---------------   -----------   --------   -----------------   --------------
                                      IN MONTHS
                                     -----------
$      0.35-0.38           195,000        *)       $   0.37             105,000   $         0.37
$           0.86            62,500        *)       $   0.86              20,833   $         0.86
$           0.72            50,000       **)       $   0.72                   -   $            -
                   ---------------                 --------   -----------------

                           307,500                 $   0.53             125,833   $         0.45
                   ===============                 ========   =================   ==============

                  *) 180 days from the date of termination of employment agreement.

                  **) 60 days from the date of termination of employment agreement.

                  Compensation expenses recognized by the Company related to its stock-based employee compensation awards amounted to $ 41, $ 41 and $ 57, for the years ended December 31, 2005, 2004 and 2003, respectively.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND (EXCEPT SHARE DATA)

NOTE 10:-   SHAREHOLDERS' EQUITY (CONT.)

            f.    The weighted average fair values of options granted were:

                                     FOR EXERCISE PRICES ON THE DATE OF GRANT THAT
                            ---------------------------------------------------------------
                                                                       ARE LESS THAN MARKET
                            EQUAL MARKET PRICE   EXCEED MARKET PRICE           PRICE
                            ------------------   -------------------   --------------------
                              2005      2004       2005       2004        2005       2004
                            --------   -------   --------   --------   ---------   --------
Weighted average exercise
  prices                    $      -   $     -   $   0.72   $   0.86   $       -   $      -
                            ========   =======   ========   ========   =========   ========
Weighted average fair
  value of the options on
  grant date                $      -   $     -   $   0.53   $   0.44   $       -   $      -
                            ========   =======   ========   ========   =========   ========

            g.    Options issued to consultants:

                  The Company's outstanding options to consultants as of December 31, 2005, are as follows:

                                NUMBER OF
                IN CONNECTION    OPTIONS      OPTIONS     EXERCISE PRICE   EXERCISABLE
ISSUANCE DATE       WITH         GRANTED    EXERCISABLE      PER SHARE       THROUGH
-------------   -------------   ---------   -----------   --------------   -----------
24/07/2005      Consultants        35,000        -        $         0.72         *)

                  *)    60 days from the date of termination.

                  Expenses recognized by the Company related to its consultants compensation awards amounted to $ 6, $ 0 and $ 0, for the years ended December 31, 2005, 2004 and 2003, respectively.

NOTE 11:-   TAXES ON INCOME

            a. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

                  Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel's Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes in respect of the difference between the reporting currency and the tax bases of assets and liabilities.

            b.    Tax rates applicable:

                  Taxable income of Israeli companies is subject to tax at the rate of 34% in 2005, 31% in 2006, 29% in 2007, 27% in 2008,
                  26% in 2009 and 25% in 2010 and thereafter.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 11:-   TAXES ON INCOME (CONT.)

            c.    Carryforward tax losses:

                  As of December 31, 2005, losses for Israeli tax purposes of the Group totaled approximately $ 11,000.

                  Under Israeli law, these losses may be carried forward and offset against taxable income in the future for an indefinite period. Under the inflationary adjustments law, carryforward tax losses and deductions for inflation are linked to the CPI.

            d.    Deferred income taxes:

                  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax assets are as follows:

                                                                 DECEMBER 31,
                                                            -------------------
                                                              2005       2004
                                                            --------   --------

                  Carryforward losses                       $  3,364   $  3,750
                  Provision for vacation and
                    severance pay                                 66         89
                                                            --------   --------

                  Net deferred tax assets before
                    valuation allowance                        3,430      3,839

                  Valuation allowance                         (3,430)    (3,839)
                                                            --------   --------

                  Net deferred tax assets                   $      -   $      -
                                                            ========   ========

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 12:-   SELECTED STATEMENTS OF OPERATIONS DATA

            a.    Financial expenses, net:

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                      2005       2004     2003
                                                     -------   -------   ------
                  Expenses:
                     Interest and others             $   (24)  $   (63)  $  (91)
                     Expenses with respect to
                       short-term bank credits,
                       long-term loans and bank
                       charges                           (76)      (66)     (53)
                     Foreign currency translation
                       adjustments                       (61)      (41)    (103)
                                                     -------   -------   ------

                                                        (161)     (170)    (247)
                                                     -------   -------   ------
                  Income:
                     Interest on bank deposits             9         7       23
                     Foreign currency translation
                       adjustments                       133        18      183
                                                     -------   -------   ------

                                                         142        25      206
                                                     -------   -------   ------

                                                     $   (19)  $  (145)  $  (41)
                                                     =======   =======   ======

            b.    Other income, net:

                  Expenses:

                  Capital loss on sale of
                    property and equipment           $    (7)  $   (10)  $    -
                                                     -------   -------   ------

                  Income:
                  Capital gain on sale of
                    property and equipment                25         -       34
                  Other income (include $ 235
                    from DMI transaction in 2004,
                    see note 1g)                           -       298       15
                                                     -------   -------   ------

                                                          25       288       49
                                                     -------   -------   ------

                                                     $    18   $   288   $   49
                                                     =======   =======   ======

NOTE 13:-   MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

            a.    Summary information about geographic areas:

                  The Group manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company's business. The following data is presented in accordance with Statement of Financial Accounting Standard No. 131 ("SFAS No 131"), "Disclosures about Segments of an Enterprise and Related Information". Total revenues are attributed to geographical areas based on location of end customers.

                  Total revenues and long-lived assets for the years ended and as of December 31, 2005, 2004 and 2003, were generated and located in Israel.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 13:-   MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (CONT.)

            b.    Major customer data (percentage of total sales):

                                                      YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                       2005     2004      2003
                                                     -------   -------   ------
                                                                  %
                                                     --------------------------
                  A                                     16        14       14
                  B                                     12         8        5

NOTE 14:-   BALANCES AND TRANSACTIONS WITH RELATED PARTIES

            a.    Balances with related parties:

                                                                 DECEMBER 31,
                                                               ----------------
                                                                2005      2004
                                                               -------   ------
                  Assets:
                  Other accounts receivable and
                    prepaid expenses -
                    subsidiaries and affiliates
                    of Gamida for Life B.V. (the
                    "Parent Company")                          $   320   $   41
                                                               =======   ======

                  Receivable on account of sale
                    of operations to Savyon                          -      240
                                                               =======   ======

                  Liabilities:
                  Other accounts payable and
                    accrued expenses -
                    subsidiaries and affiliates
                    of Gamida for Life B.V. (the
                    "Parent Company")                          $    88   $    -
                                                               =======   ======

            b.    Transactions:

                  Expenses:


                                                       YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                      2005       2004     2003
                                                     -------   -------   ------
                  Management fees and
                    reimbursement of expenses to
                    a related company                $   120   $   120   $  120
                                                     =======   =======   ======

                  Rental expenses to a related
                    company                          $    38   $    38   $   18
                                                     =======   =======   ======

                  Income:
                  Management fees from non
                    consolidated companies
                    (included in general and
                    administrative expenses)         $   262   $   296   $  307
                                                     =======   =======   ======

APPENDIX I

The following is a list of Healthcare Technologies Ltd's subsidiaries affiliates and other companies:

                                                                          PERCENTAGE OF HOLDING AND
                                                                                 OWNERSHIP
                                                                          -------------------------
COMPANY                                                                          DECEMBER 31,
                                                                          -------------------------
                                                                              2005          2004
                                                                          ------------   ----------
Danyel Biotech Ltd. ("Danyel")                                                 80%           80%
Gamida Gen Marketing (1979) Ltd. (formerly - Gamidor)                         100%          100%
Gamida Gen (3)                                                                100%          100%
Gamidor Diagnostics Ltd. ("Gamidor") (1)                                      100%          100%
Savyon Diagnostics Ltd. ("Savyon")                                             50%           50%
Pronto Technologies Ltd. (formerly: Savyon Diagnostics Ltd.) ("Pronto")       100%          100%
Afferix Ltd. ("Afferix")                                                       27%            -
Procognia U.K. Ltd. ("Procognia")                                               -             4%
Diatech Diagnostics Ltd. ("Diatech") (2)                                      100%          100%
Savyon-Yaron Diagnostics Marketing Ltd. ("Savyon-Yaron") (1,2)                100%          100%

      (1)   A wholly-owned subsidiary of Gamida Gen Marketing Ltd.

      (2)   Inactive company.

      (3)   A wholly-owned subsidiary of Pronto.

                          - - - - - - - - - -

                             SAVYON DIAGNOSTICS LTD

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                                 IN U.S. DOLLARS

                                      INDEX

                                                                         PAGE
                                                                       ---------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                    93

BALANCE SHEET                                                           94 - 95

STATEMENT OF INCOME                                                        96

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY                               97

STATEMENT OF CASH FLOWS                                                    98

NOTES TO FINANCIAL STATEMENTS                                           99 - 113

                      - - - - - - - - - - - - - - - - - - -

[ERNST & YOUNG LOGO]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                             SAVYON DIAGNOSTICS LTD.

      We have audited the accompanying balance sheet of Savyon Diagnostics Ltd. ("the Company") as of December 31, 2005, and the related statements of operations, changes in shareholders' equity and cash flows for each of the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and the results of their operations and their cash flows for the year ended December 31, 2005, in conformity with U.S generally accepted accounting principles.

Tel-Aviv, Israel                                    KOST FORER GABBAY & KASIERER
June 29, 2006                                   A Member of Ernst & Young Global

                                                         SAVYON DIAGNOSTICS LTD.

BALANCE SHEET
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                    DECEMBER 31,
                                                                        2005
                                                                    ------------
   ASSETS

CURRENT ASSETS:
   Cash and cash equivalents                                        $        217
   Trade receivables                                                         793
   Other accounts receivable and prepaid expenses (Note 3)                   311
   Inventories (Note 4)                                                      754
                                                                    ------------

TOTAL current assets                                                       2,075
                                                                    ------------
LONG-TERM INVESTMENTS:
   Deferred taxes (Note 11b)                                                  33
   Severance pay fund                                                        381
                                                                    ------------

TOTAL long-term investments                                                  414
                                                                    ------------
PROPERTY AND EQUIPMENT, NET (Note 5)                                         679
                                                                    ------------
INTANGIBLE ASSETS (Note 2g):
   Goodwill                                                                  102
   Other intangible assets, net                                              348
                                                                    ------------
TOTAL intangible assets                                                      450
                                                                    ------------
TOTAL assets                                                        $      3,618
                                                                    ============

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.
BALANCE SHEET
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                  DECEMBER 31,
                                                                      2005
                                                                  ------------

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Current maturities of long-term bank loans                     $         97
   Trade payables                                                          371
   Other accounts payable and accrued expenses (Note 6)                    473
   Management fees to shareholders                                         787
                                                                  ------------

TOTAL current liabilities                                                1,728
                                                                  ------------

LONG-TERM LIABILITIES:
   Accrued severance pay (Note 2o)                                         537
   Long-term bank loans, net of current maturities                          31
   Long-term loans from a shareholder                                      744
                                                                  ------------

TOTAL long-term liabilities                                              1,312
                                                                  ------------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

SHAREHOLDERS' EQUITY (Note 10):
   Share capital:
      Ordinary shares of NIS 0.01 par value - Authorized:
         4,000,000 as of December 31, 2005; Issued and Outstanding:
         100,002 as of December 31, 2005.                                     *)
   Additional paid-in capital                                              141
   Retained earnings                                                       437
                                                                  ------------

TOTAL shareholders' equity                                                 578
                                                                  ------------
                                                                  $      3,618
                                                                  ============

*)    Represents an amount lower than 1.

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.

STATEMENT OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      2005
                                                                  ------------

Sales                                                             $      5,103
Cost of sales                                                            2,709
                                                                  ------------

Gross profit                                                             2,394
                                                                  ------------

Research and development costs, net (Note 12)                              570
Selling and marketing expenses                                             597
General and administrative expenses                                        855
                                                                  ------------

                                                                         2,022
                                                                  ------------

Operating income                                                           372
Financial expenses, net (Note 12)                                           68
Other income, net                                                            1
                                                                  ------------

                                                                           305
Taxes on income                                                            (31)
                                                                  ------------

Net income                                                        $        336
                                                                  ============

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                           ADDITIONAL                 TOTAL
                                NUMBER                      PAID-IN     RETAINED   SHAREHOLDERS'
                               OF SHARES   SHARE CAPITAL     CAPITAL    EARNINGS      EQUITY
                               ---------   -------------   ----------   --------   -------------
Balance at January 1, 2005       100,000   $        *) -   $     (159)  $    101   $         (58)

Issuance of shares, net                2            *) -          300          -             300
Net income                             -               -            -        336             336
                               ---------   -------------   ----------   --------   -------------

Balance at December 31, 2005     100,002   $        *) -   $      141   $    437             578
                               =========   =============   ==========   ========   =============

*)    Represents an amount lower than 1.

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.

STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      2005
                                                                  ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                     $        336
   Adjustments required to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                                        170
      Exchange rate of foreign currency of long-term loans, net             51
      Capital gain on sale of property and equipment                        (1)
      Accrued severance pay, net                                           (44)
      Decrease in trade receivables                                         14
      Increase in other accounts receivable and prepaid expenses           (62)
      Decrease in deferred tax asset                                       (33)
      Decrease in trade payables                                          (261)
      Increase in other accounts payable and accrued expenses               62
      Increase in management fees to shareholders                           97
                                                                  ------------

Net cash provided by operating activities                                  301
                                                                  ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of property and equipment                              8
   Purchase of property and equipment                                     (367)
   Investment in other assets                                              (35)
                                                                  ------------

Net cash used in investing activities                                     (394)
                                                                  ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from long-term loans                                            53
   Principal payment of long-term bank loans                                (4)
   Principal payment of long-term loans from shareholder                  (193)
   Issuance of shares, net                                                 150
                                                                  ------------

Net cash provided by financing activities                                    6
                                                                  ------------

Decrease in cash and cash equivalents                                      (87)
Cash and cash equivalents at the beginning of the year                     304
                                                                  ------------

Cash and cash equivalents at the end of the year                  $        217
                                                                  ============

NON-CASH FINANCING ACTIVITIES:

Issuance of Common shares upon conversion of long-term loans      $        150
                                                                  ============

CASH PAID DURING THE YEAR FOR:

   Interest                                                       $         43
                                                                  ============
   Taxes                                                          $         59
                                                                  ============

Theaccompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 1:-    BUSINESS AND ORGANIZATION

            a.    General:

                  Savyon Diagnostics Ltd. ("Savyon" or "Company") is engaged in the serology field, and manufactures sophisticated microplate-based enzyme immuno assays for detection of antibodies development, manufacturing and marketing of medical diagnostic kits to laboratories and point of care sites in Israel and worldwide. The Company is also engaged in the production of molecular biology based gene-screening tools for the detection of certain gene-associated disorders in humans. A separate line of products is based on lateral flow immuno-chromatography technology.

                  Savyon manufactures and sells pregnancy tests and ovulation kits to 6 distributors around the world, mainly in north America.

                        Savyon's newest over the counter (OTC) and point of care
                  (POC) product, the SavvyCheck test, which has recently received CE registration, is for the diagnosis of Vaginal Yeast Infections. The SavvyCheck test will be sold worldwide through newly established distribution channels to pharmacies, health clinics, and physicians.

            b. Concentration of risks that may have a significant impact on the Company are as follows:

                  The Company currently buys certain products from a limited company of suppliers. Management believes that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results and financial position.

                  The Company sales to one customer account for a significant portion of the Company's total sales and a loss of this customer could have a material adverse affect on the Company's business and financial results (see also Note 13c).

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES

                  These financial statements have been prepared in conformity with generally accepted accounting principles in the United States ("U.S. GAAP").

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

            b.    Financial statements in U.S. dollars:

                  The Company's revenues are generated in U.S. dollars ("dollar"). In addition, over 90% of the Company's costs are incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the dollar.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                  Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses as appropriate.

            c.    Cash equivalents:

                  The Company considers all highly liquid investments originally purchased with maturities of three months or less to be cash equivalents.

            d.    Inventories:

                  Inventories are stated at the lower of cost or market value. Inventory provisions for write-offs are provided to cover risks arising from slow-moving items or technological obsolescence. In the years ended December 31, 2005, the Company provided for write-off in the amounts of $ 40, which are included in cost of sales.

                  Cost is determined as follows:

                  -     Raw materials and packaging materials - at average cost.

                  - Finished goods - on the basis of computed manufacturing costs, which include raw materials at average cost, labor and direct and indirect manufacturing costs.

            e.    Property and equipment:

                  Property and equipment are stated at cost net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

                  Annual rates of depreciation are as follows:

                                                                %
                                                   ----------------------------

                  Production & Laboratory
                    equipment                           10 - 33 (mainly 20)
                  Motor vehicles                                15
                  Office furniture and equipment         6 - 33 (mainly 6)
                  Leasehold improvements           Over the shorter of the lease
                                                        term or useful life

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            f.    Impairment of long-lived assets:

                        The Group's long-lived assets and certain identifiable
                  intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005, no impairment losses have been identified.

            g.    Intangible assets:

                        Intangible assets acquired are amortized over their
                  useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", ("SFAS No. 142").

                  Goodwill represents excess of the costs over the fair value of the net assets of businesses acquired. Pursuant to Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") goodwill is presented at cost and not being amortized annually, rather goodwill is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. Goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable unit. As of December 31, 2005, no impairment losses have been identified.

            h.    Income taxes:

                  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No.109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            i.    Revenue recognition:

                  Revenues are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104"), upon delivery of the products when the collection of the receivable is probable, persuasive evidence of an agreement exists, no significant obligations remain and the price is fixed or determinable. The Company follows Statement of Financial Accounting Standard No. 48, "Revenue Recognition when Right of Return Exists" ("SFAS No. 48"). Based on the Company's management experience, no provisions for returns were recorded for the year ended December 31, 2005.

            j.    Research and development costs:

                  Research and development costs are charged to expenses as incurred.

            k.    Royalty and non-royalty-bearing grants

                  Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. There were no grants for the year 2005. Total royalties paid to the Government of Israel in the year ended December 31, 2005 amounted to $ 27 and were recorded in cost of sales.

                  Non-royalty bearing grants from participation in European Union programs are recognized at the time that the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. The Company recorded $ 75 as a participation in the year ended December 21, 2005.

            l.    Concentrations of credit risk:

                  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, and trade receivables. Cash and cash equivalents are deposited in major banks in Israel. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments. The Company's trade receivables derive mainly from sales to numerous customers in Israel. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Company performs ongoing credit evaluations of its customers' financial condition and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

                  The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 2:-    SIGNIFICANT ACCOUNTING POLICIES (CONT.)

            m.    Fair value of financial instruments:

                  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

                  The carrying amounts of cash and cash equivalents, trade receivables and trade payables approximate their fair value due to the short-term maturity of such instruments. The carrying amounts of the Company's long-term borrowings approximate their fair value. The fair value was estimated using discounted cash flows analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

            n.    Severance pay:

                  The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's consolidated balance sheet.

                  The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

                  Severance income for the year ended December 31, 2005, amounted to net $ 44.

            o.    Impact of recently issued accounting standards:

                  In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4." ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

                  In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change, the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December15, 2005. As of December 31, 2005, adoption of SFAS No. 154 will not have a material impact on the Company's financial position or results of operations.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 3:-    OTHER ACCOUNTS RECEIVABLE AND PREPAID  EXPENSES

                                                                   DECEMBER 31,
                                                                      2005
                                                                   ------------

            Government authorities                                 $        122
            Accounts receivable                                              28
            Prepaid expenses                                                118
            Deferred taxes                                                   43
                                                                   ------------

                                                                   $        311
                                                                   ============

NOTE 4:-    INVENTORIES

            Raw materials                                          $        245
            Finished goods                                                  509
                                                                   ------------

                                                                   $        754
                                                                   ============

NOTE 5:-    PROPERTY AND EQUIPMENT, NET

            a.    Composition of property and equipment is as follows:

                  Cost:
                     Production & Laboratory equipment             $        419
                     Motor vehicles                                          91
                     Office furniture and computer equipment                179
                     Leasehold improvements                                 399
                                                                   ------------

                                                                           1088
                                                                   ------------
                  Accumulated depreciation:
                     Production & Laboratory equipment                       92
                     Motor vehicles                                           5
                     Office furniture and equipment                          62
                     Leasehold improvements                                 250
                                                                   ------------

                  Accumulated depreciation                                  409
                                                                   ------------

                  Depreciated cost                                 $        679
                                                                   ============

            b. Depreciation expenses for the year ended December 31, 2005 amounted to $ 146.

                  As for charges, see Note 7c.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 6:-    OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                                                   DECEMBER 31,
                                                                       2005
                                                                   ------------
            Royalties payable                                      $         78
            Employees and payroll accruals                                  187
            Government authorities                                           43
            Accrued expenses                                                 76
            Other                                                            89
                                                                   ------------

                                                                   $        473
                                                                   ============

            (1)   The majority of the balance is linked to the U.S. dollars.

NOTE 7:-    COMMITMENTS AND CONTINGENT LIABILITIES

            a.    Royalty commitments:

                  The Company is obligated to pay royalties to the Government of Israel through the Office of the Chief Scientist ("OCS"), at rates of 3% to 5% on sales proceeds from products developed by the OCS. The maximum amount of royalties payable to the Government of Israel is limited to 100% of the grants received, linked to the dollar and bears interest at the LIBOR rate from 1999. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

                  Total royalties accrued or paid by the Company amounted to $ 27 in 2005. At December 31, 2005, the Company has remaining contingent obligation to the OCS in the amount of $ 576 (excluding accrued interest).

            b.    Lease commitments:

                  The Company has leased several buildings, offices, warehouses under an operating lease agreement that expire on 2014, and motor vehicles under various operating leases that expire on various dates, the latest of which is in 2008.

                  Future lease commitments under non-cancelable operating leases are as follows:

                  2006                $    329
                  2007                     294
                  2008                     260
                  2009                     237
                                      --------

                                      $  1,120
                                      ========

                  Total rent expenses for the year ended December 31, 2005, was approximately $ 276.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 7:-    COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

            c.    Charges (assets pledged) and guarantees:

                  As collateral for credit line and loans provided to the Company, totaling $ 48 as of December 31, 2005, the Company has placed unlimited fixed and floating charges on certain assets and share capital, in favor of the bank.

            d.    NACBO Project:

                  In May 2004, Savyon entered into a consortium agreement with various other entities for the purpose of submitting a proposal to be awarded a project under the 6th Framework Program of the European Union (2002 - 2006) regarding the novel and improved nanomaterials, chemistries and apparatus for nanobiotechnology ("NACBO Project"). The consortium agreement and the terms of the project, if awarded, set forth various provisions regarding the parties' (including Savyon) rights and obligations with respect to the intellectual property developed by each party throughout the project ("Project IP") and certain pre-existing intellectual property of each party thereto ("Pre-existing IP"). Among others, each party is required, under certain conditions, to grant the other parties to the consortium agreement licenses and/or other user rights regarding the Project IP that they own, and regarding certain of their Pre-existing IP, which the parties are required to identify and list in an annex to the agreement. During 2005, the Company received from the project an aggregate amount of $ 17 thousand. There is no obligation to repay the grants received.

            e. The Company has been granted a worldwide non-exclusive license to make, have made, market, distribute and sell products which use certain licensed rights or know-how relating to diagnostic methods for the detection of Chlamydia pneumoniae in a defined field of use. According to the license agreement, the Company is obligated to pay royalties at the rate of 5.5% and an annual license fee of $ 7. The agreement is for a term of 17 years from its execution, or until the last remaining patent rights thereunder expire, whichever is later. Other than for termination upon breach and bankruptcy/insolvency, the Company may terminate the agreement upon 60 days' written notice.

            f. Savyon is a member of a consortium ("CHEMAG Consortium") engaged in a research and development project into "novel paramagnetic materials, surface activiation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment" ("CHEMAG Project"). There is no obligation to repay grants received.

            g. A shareholder has assigned the Company various patents with respect to methods for producing diagnostic kits and has undertaken to assist Savyon in their exploitation. In consideration thereof, the shareholder is entitled to receive royalties of 4% of all net sales of the relevant future products by the Company.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 8:-    LONG-TERM BANK LOANS

                  a.    Composed as follows:

                                                   INTEREST   DECEMBER 31, 2005
                                                     rate     -----------------
                                                     2005     NIS         TOTAL
                                                   --------   ---         -----

                  Loans from banks                    5.1      48            48
                  Less - current maturities                    17            17
                                                              ---         -----

                                                               31            31
                                                              ===         =====

                  b. Maturities of long-term loans subsequent to the balance sheet date are as follows:

                  First year (current maturities)              17            17
                                                              ---         -----

                  Second year                                  17            17
                  Third year                                   16            16
                                                              ---         -----

                                                               31            31
                                                              ---         -----

                                                               48            48
                                                              ===         =====

                  c.    Covenants:

                  The Company has a bank covenant provision which includes, amongst others, fulfillment of different financial ratios and other provisions. As of December 31, 2005, the Company fulfilled all such provisions.

NOTE 9:-    LONG-TERM LOAN FROM A SHAREHOLDER

            In January 2003, the Company received a loan in the amount of $ 1.2 million. The loan bears an annual interest rate of LIBOR+1.75%. According to the agreement the entire shareholders will determine the repayment date.

            The loan will be converted into shares immediately upon liquidation.

            During the year ended December 31, 2005, the Company repaid a sum of $ 191 from the loan, and $ 150 were converted into shares (see also
            Note 10).

NOTE 10:-   SHAREHOLDERS' EQUITY

            a. Ordinary shares confer upon their holders voting rights and the right to receive dividends, if declared.

            b. In January 2005, the Company issued 2 Ordinary shares to its shareholders in consideration for $ 300.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 11:-   TAXES ON INCOME

            a. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985:

                  Results for tax purposes are measured in terms of earnings in NIS after certain adjustments for increases in Israel's Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes in respect of the difference between the reporting currency and the tax bases of assets and liabilities.

                  1.    Corporate tax structure:

                        Taxable income of Israeli companies is subject to tax at the rate of 34% in 2005, 31% in 2006 and 29% in 2007,
                        27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

                  2. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"):

                        A portion of the Company's production facilities have been granted the status of an "Approved Enterprise", according to the Law under two investment programs (the "Programs").

                        In accordance with the Law, the Company has chosen the alternative system of benefits. Accordingly, taxable income derived from the "Approved Enterprise" is tax exempt for a period of two to four years and is liable to a reduced corporate tax rate of up to 15% for an additional period of six to eight years, based on the percentage of foreign investment in the Company. The abovementioned tax benefits are scheduled to gradually expire through 2006 for the first program and 2015 for the second program.

                        The benefit period for each of the Programs is limited to twelve years from the year in which the enterprise began operations, or fourteen years from the year in which the approval was granted, whichever is earlier.

                        The entitlement to the above benefits is conditioned upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the instruments of approval for the specific investments in an "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

                        The tax-exempt income attributable to the "Approved Enterprise" can be distributed to shareholders without subjecting the Company to taxes only upon the complete liquidation of the Company. Through December 31, 2005, approximately $ 21 of the Company's net income has been derived from tax-exempt income. The Company has decided not to declare dividends out of such tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprises".

                        If the net retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits and an income tax liability of approximately $ 3 would be incurred as of December 31, 2005.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 11:-   INCOME TAXES (CONT.)

                        Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the statutory tax rate.

                        On April 1, 2005, an amendment to the Law came into effect ("the Amendment") that has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise, such as provisions generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

                        However, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment. Tax-exempt income that will be generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income

                  3. Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

                        The Company is an "industrial company", as defined by this law and, as such, is entitled to certain tax benefits, including accelerated depreciation and deduction of public issuance expenses in three equal annual installments.

            b.    Deferred taxes:

                  Deferred taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                   DECEMBER 31,
                                                                       2005
                                                                   ------------

                  Deferred tax assets:
                     Reserves and allowances                       $         88
                                                                   ------------

                  Total deferred tax asset                                   88
                                                                   ------------

                  Deferred tax liabilities:
                     Property and equipment                                 (10)
                                                                   ------------

                  Net deferred tax assets                          $         78
                                                                   ============

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 11:-   INCOME TAXES (CONT.)

            c. A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the consolidated statements of income, is as follows:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       2005
                                                                   ------------
                  Income before income taxes, as reported in the
                    statement of income                            $        305
                                                                   ============

                  Tax based on statutory tax rate in Israel
                    (34% in 2005)                                           103
                                                                   ------------

                  Decrease in taxes resulting from effect of
                    "Approved Enterprise" benefits                           (6)
                  Non-deductible expenses                                  (103)
                  Deductible expense for tax purposes only                   10
                  Taxes in respect of prior years                           (10)
                  Other                                                     (25)
                                                                   ------------

                                                                   $       (134)
                                                                   ------------

                  Actual income tax                                $        (31)
                                                                   ============

            d.    The provision for income taxes is comprised as follows:

                  Current taxes                                    $         47
                  Deferred taxes                                            (78)
                                                                   ------------

                                                                   $        (31)
                                                                   ============

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 12:-   SELECTED STATEMENTS OF OPERATIONS DATA

            a.    Research and development, net:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       2005
                                                                   ------------
                  Materials                                        $         36
                  Wages and related benefits                                333
                  Depreciation and amortization                              40
                  Rent, maintenance and motor vehicle expenses               93
                  Consulting                                                 86
                  Travel expenses                                            27
                  Other                                                      30
                                                                   ------------

                                                                            645
                  Less - grants and participations                           75
                                                                   ------------

                                                                   $        570
                                                                   ============
            b.    Financial expenses, net:

                  Expenses:
                    Interest and others                            $         46
                    Expenses with respect to long-term loans and
                      bank charges                                           25
                                                                   ------------

                                                                   $         71
                                                                   ============

NOTE 13:-   MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

            a.    Summary information about geographic areas:

                  The Company manages its business on the basis of one reportable segment. See Note 1a for a brief description of the Company's business. The following data is presented in accordance with Statement of Financial Accounting Standard No. 131 ("SFAS No 131"), "Disclosures about Segments of an Enterprise and Related Information". Total revenues are attributed to geographical areas based on location of end customers.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 13:-   MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (CONT.)

            b. The following data presents total revenues for the year ended December 31, 2005:

                                                     LONG-LIVED
                                                       ASSETS     TOTAL REVENUES
                                                     ----------   --------------
                  Israel                                  1,129   $          451
                  Western Europe                              -            1,183
                  France                                      -            1,377
                  Eastern Europe                              -              291
                  Asia                                        -              365
                  United States                               -              568
                  Germany                                     -              671
                  Other                                       -              197
                                                     ----------   --------------

                                                          1,129   $        5,103
                                                     ==========   ==============

            c.    Major customer data (percentage of total sales):

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      2005
                                                                  -------------

                  A                                                          27%
                  B                                                          13%

NOTE 14:-   BALANCES AND TRANSACTIONS WITH RELATED PARTIES

            a.    Balances with related parties:

                                                                   DECEMBER 31,
                                                                       2005
                                                                  --------------
                  Assets:
                  Trade receivables (on account of
                     purchases from the Company)                  $           70
                                                                  ==============
                  Liabilities:
                  Management fees to shareholders                 $          787
                                                                  ==============

                  Long-term loans from a shareholder
                     ( see Note 9 )                               $          824
                                                                  ==============

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 14:-   BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONT.)

            b.    Transactions:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       2005
                                                                   ------------
                  Expenses:
                    Management fees and reimbursement of
                      expenses to sharholders                      $        396
                                                                   ============

                  Interest on a long-term loan from a
                    shareholder ( see Note 9 )                     $         48
                                                                   ============

                  Income:
                    Income from manufacturing and sales to a
                      related party                                $        325
                                                                   ============

                        - - - - - - - - - - - - - - - - -

(B)  EXHIBITS

EXH. NO. INCORP. BY REF. TO

1.1    1.1(8)       Memorandum of Association of the Registrant, as amended.

1.2    (16)         Articles of Association, restated to include all amendments in effect as of the date of this Report

2.1    2.1(1)       Debenture Purchase Agreement, dated as of May 14, 1991,
                    among Healthcare, Rosebud, Evergreen-Canada Israel
                    Investment and Company Ltd. et. al.

4.1    2.3(1)       Agreement dated February 21, 1991 between Savyon and New
                    Horizons Diagnostic Corp.

4.2    2.4(1)       Agreement dated August 1, 1986 between Diatech Ltd. and
                    Diamotek Ltd.

4.3    2.5(1)       Agreement dated February 22, 1987 between Diatech Ltd. and
                    Yissum University.

4.4    2.6(1)       Agreement dated September 9, 1987 between Diatech Ltd. and
                    Ramot University Authority for Applied Research & Industrial
                    Development Ltd.

4.5    2.7(1)       Agreement dated July 15, 1989 between Diatech Ltd. and
                    Yissum University.

4.6    2.8(1)       Agreement dated January 1, 1991 between Diatech Ltd. and
                    Yeda.

4.7    2.9(1)       Distributorship Agreement between Savyon and Toshin, dated
                    March 3, 1986.

4.8    2.11(4)      Lease Agreement for Savyon's Facilities in Ashdod, Israel,
                    dated March 29, 1993.

4.9    2.13(4)      Agreement between the Company and Savyon dated October 10,
                    1994.

4.10   2.15(6)      Agreement dated January 23, 1995 between the Company,
                    Eriphyle Trading Ltd. and Gamida-Gen Marketing Ltd., for the acquisition by the Company of shares of Gamida-Gen Marketing
                    Limited (Gamidor).

4.11   2.17(7)      Agreement dated April 10, 1997 between the Company, Gamida for Life BV, Yacob Ofer, Gamida-Gen Marketing Ltd. and
                    Gamidor Diagnostics (1984) Ltd., for the acquisition by the Company of ordinary shares of Gamida-Gen Marketing Ltd.

4.12   2.19(9)      Asset Purchase Agreement dated October 7, 1998 between
                    Gamidor Limited (Gamidor UK) and Gamidor Diagnostics UK.

4.13   2.20(9)      Agreement dated December 23, 1998 between the Company,
                    Gamida Trading Ltd., Gamida for Life BV and Gamidor Limited
                    (Gamidor UK).

4.14   2.21(9)      Heads of Agreement dated October 1, 1998 between Gamidor
                    Diagnostics (1994) Ltd. and the principal shareholder in Yaron Chemicals Ltd.

4.15   2.22(9)      Agreement dated February 7, 1999 between Healthcare
                    Technologies Ltd., Hadasit Medical Research Services &
                    Development Limited and others.

4.16   2.23(9)      Agreement between Luly Gurevich and Entity as adopted by
                    Healthcare Technologies Ltd. in June 1999.

4.17   (16)         The Company's amended year 2000 Incentive Share Option Plan.

4.18   2.25(11)     Share Purchase Agreement dated August 21, 2000, by and
                    between Healthcare Technologies Ltd., Glycodata Ltd., Mr.
                    Ofer Markman, Mr. Yeshayahu Yakir and certain investors, including Form of Convertible Debenture attached as Exhibit
                    B thereto.

4.19   2.26(11)     Share Purchase Agreement dated October 2, 2000 between
                    Healthcare Technologies Ltd., Gamida For Life BV (and other shareholders of GamidaGen Ltd.) and GamidaGen Ltd.

4.20   2.27(11)     Assignment and Transfer Agreement dated December 1, 2000
                    between Healthcare Technologies Ltd. and Savyon Diagnostics
                    Ltd.

4.21   2.28(11)     Asset Transfer and Assignment Agreement dated December 30,
                    2000 between Diatech Diagnostics Inc, Diatech Diagnostics
                    Ltd. and Savyon Diagnostics Ltd.

4.22   2.29(11)     Share Sale and Assignment Agreement dated December 31, 2000 between Diatech Diagnostics Inc, Diatech Diagnostics Ltd.
                    and Healthcare Technologies Ltd.

4.23   2.30(11)     Agreement dated January 21, 2001 between Healthcare
                    Technologies Ltd and Savyon Diagnostics Ltd.

4.24   2.31(12)     Share Exchange Agreement dated April 29, 2002 between
                    Procognia Ltd., Glycodata Ltd., Healthcare Technologies Ltd.
                    and the other shareholders of Glycodata Ltd.

4.25   2.32(12)     Subscription and Shareholders' Agreement relating to
                    Procognia Ltd. dated April 29, 2002 between certain investors, executives and additional subscribers, Healthcare
                    Technologies Ltd., Procognia Ltd. and Glycodata Ltd.

4.26   99.1(13)     Distribution Agreement between Dade Behring Marburg GmbH and
                    Gamidor Diagnostics

4.27   99.2(13)     Distribution Agreement between Amersham Pharmacia Biotech AB and Danyel Biotech Ltd.

4.28   99.3(13)     Deal Structure Document for Savyon 2003 Transaction.

4.29   10(14)       Agreement between Biodiagnostic (Savyon) and Advance
                    Products (B.G. Negev Technologies and Applications) Ltd.
                    dated October 31, 1983.

4.30   4.30         Agreement dated October 26, 1994 with the Washington
                    Research Foundation.

4.31   14           Assignment Agreement Amersham - dated August 2, 2001.

4.32   16           Term Sheet for ImmvaRx transaction.

4.33   17           Audit Committee Charter.

4.34   17           Agreement for the sale of the Company's shares in Procognia to Gamida.

8.     99.5         Subsidiaries of the Registrant.

11     17           Code of Ethics

12.1   15           Certification of Chief Executive Officer pursuant to 18
                    U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.

12.2   15           Certification of Chief Financial Officer pursuant to 18
                    U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act Of 2002.

12.3   15           Certification of Chief Executive Officer pursuant to Rule
                    13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.4   15           Certification of Chief Financial Officer pursuant to Rule
                    13a-14(a) of the Securities Exchange Act of 1934, as amended.

23     15           Consents of Kost Forer& Gabbay.

       -----------------------

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

       8 Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1997.

       9 Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1998.

       10 Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 1999.

       11 Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 2000.

       12 Incorporated by reference to the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, as amended.

       13 Incorporated by reference to Registrant's Registration Statement on form F-3 (SEC File No. 333-99601).

       14 Incorporated by reference to Registrant's Registration Statement on Form F-3 (SEC File No. 33-22868).

       15           Filed herewith.

       16 Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 2003.

       17 Incorporated by reference to the Registrant's Annual Report on Form 20-F for the Fiscal year ended December 31, 2004.

                                   SIGNATURES

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                 HEALTHCARE TECHNOLOGIES LTD.

                                 By: /s/ Daniel Kropf
                                     ----------------------------------------
                                     Daniel Kropf
                                     Chairman of the Board of Directors

Date: June 28, 2006

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