Form 20-F/A
period 2005-12-31
HEALTHCARE TECHNOLOGIES LTD
filed 2006-10-30
CIK 835688

AMENDMENT NO. 1 TO
                                   FORM 20-F/A

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

      Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [_] Item 18 [x]

      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [_] No [x]

                                EXPLANATORY NOTE

     This Amendment No. 1 on Form 20-F/A amends certain items in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 of Healthcare Technologies Ltd. as filed with the Securities and Exchange Commission on June 28, 2006 (the "Annual Report"). This Amendment No. 1 responds to comments of the Staff of the Securities and Exchange Commission in connection with its review of our Annual Report. These amended items are as follows:


     (i) Part III Item 19. Amendment No. 1 to the Form 20-F includes audited financial statements for Savyon Diagnostics Ltd. as at and for the fiscal year ended December 31, 2005 and unaudited financial statements as at December 31, 2004 and for the two fiscal years ending December 31, 2004.

     (ii) Part III, Item 19. Note 2F of the Company's audited consolidated financial statements has been revised to reflect certain final classifications (mainly balance sheet classifications) for Savyon's 2004 financial statements and to correct certain typographical errors in Note 2F.

     Except as described above, this Form 20-F/A continues to speak as of June 28, 2006 and no other changes have been made to the Annual Report. This Amendment No. 1 does not amend or update any other information set forth in the Annual Report and we have not updated disclosures contained therein to reflect any events that occurred at a date subsequent to the filing of the Annual Report.

     Pursuant to Rule 12b-15 under the Securities Exchange act of 1934, as a result of this Amendment No. 1, the certifications pursuant to Section 302 and
Section 906 of the Sarbanes-Oxley Act of 2002 have been re-executed and refiled as of the date of this Amendment No. 1. In addition an updated consent letter from Kost Forer & Gabbay is being filed with This Amendment No. 1. As a result, the Exhibit Index in Part IV; Item 19 of the Annual Report is also being amended to reflect the inclusion of the aforementioned updates.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

          (a) Healthcare Technologies Ltd. and its subsidiaries consolidated financial statements.

          (b)  Savyon Diagnostics Ltd financial statements.

                HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                                 IN U.S. DOLLARS

                                      INDEX

                                                                      PAGE

                                                                  -------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                 4

CONSOLIDATED BALANCE SHEETS                                          5 - 6

CONSOLIDATED STATEMENTS OF OPERATIONS                                   7

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                           8

CONSOLIDATED STATEMENTS OF CASH FLOWS                                   9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                          10 - 31

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS                          32

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

                                                      KOST FORER GABBAY &
Tel-Aviv, Israel                                          KASIERER
June 28, 2006                                 A Member of Ernst & Young Global

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

                  Following is condensed data from Savyon's balance sheets as of December 31, 2005 and 2004 and statements of operations for the years ended December 31, 2005 and 2004:

                                                            DECEMBER 31,
                                                    ----------------------------
                                                        2005           2004
                                                    ------------   ------------

                  Current assets                    $      2,075   $      2,086
                  Non-current assets                       1,543          1,238
                  Current liabilities                      1,728          1,733
                  Non-current liabilities                  1,312          1,649
                  Net sales                                5,103          4,396
                  Gross profit                             2,394          2,255
                  Net income                                 336            106

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
                                                     =======   =======   ======

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

                               - - - - - - - - - -

                             SAVYON DIAGNOSTICS LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2005

                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                  PAGE
                                                                 ------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM            34

BALANCE SHEETS                                                   35 - 36

STATEMENTS OF OPERATIONS                                           37

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)         38

STATEMENTS OF CASH FLOWS                                           39

NOTES TO FINANCIAL STATEMENTS                                    40 - 55

[ERNST & YOUNG LOGO]
                   |X| KOST FORER GABBAY & KASIERER     |X| Phone: 972-3-6232525
                       3 Aminadav St.                       Fax:   972-3-5622555
                       Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                             SAVYON DIAGNOSTICS LTD.

     We have audited the accompanying balance sheet of Savyon Diagnostics Ltd. ("the Company") as of December 31, 2005, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

     In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and the results of its operations and cash flows for the year then ended, in conformity with U.S generally accepted accounting principles.

Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
June 28, 2006                                   A Member of Ernst & Young Global

                                                         SAVYON DIAGNOSTICS LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                               DECEMBER 31,
                                                             ----------------
                                                              2005      2004
                                                             ------    ------
                                                             AUDITED  UNAUDITED
                                                             ------    ------


    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                  $  217    $  304
  Trade receivables                                             793       779
  Other accounts receivable and prepaid expenses (Note 3)       311       249
  Inventories (Note 4)                                          754       754
                                                             ------    ------

TOTAL current assets                                          2,075     2,086
                                                             ------    ------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Deferred taxes (Note 11b)                                      33         -
  Severance pay fund                                            381       334
                                                             ------    ------

TOTAL long-term investments and receivables                     414       334
                                                             ------    ------

PROPERTY AND EQUIPMENT, NET (Note 5)                            679       465
                                                             ------    ------

INTANGIBLE ASSETS (Note 2g):
  Goodwill                                                      102       102
  Other intangible assets, net                                  348       337
                                                             ------    ------

TOTAL intangible assets                                         450       439
                                                             ------    ------

TOTAL assets                                                 $3,618    $3,324
                                                             ======    ======

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.

BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                           DECEMBER 31,
                                                                                        ------------------
                                                                                          2005       2004
                                                                                        -------    -------
                                                                                        AUDITED   UNAUDITED
                                                                                        -------    -------
    LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Current maturities of long-term bank loans                                            $    97    $     -
  Trade payables                                                                            371        632
  Other accounts payable and accrued expenses (Note 6)                                      473        411
  Management fees to shareholders                                                           787        690
                                                                                        -------    -------

TOTAL current liabilities                                                                 1,728      1,733
                                                                                        -------    -------

LONG-TERM LIABILITIES:
  Accrued severance pay (Note 2n)                                                           537        534
  Long-term bank loans, net of current maturities (Note 8)                                   31          -
  Long-term loans from a shareholder (Note 9)                                               744      1,115
                                                                                        -------    -------

TOTAL long-term liabilities                                                               1,312      1,649
                                                                                        -------    -------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

SHAREHOLDERS' EQUITY (DEFICIENCY) (Note 10):
  Share capital:
    Ordinary shares of NIS 0.01 par value - Authorized: 4,000,000 shares as of
      December 31, 2005 and 2004; Issued and outstanding: 100,002 and 100,000 shares
      as of December 31, 2005 and 2004 (unaudited), respectively                        *)    -    *)    -
  Additional paid-in capital                                                                141       (159)
  Retained earnings                                                                         437        101
                                                                                        -------    -------

TOTAL shareholders' equity (deficiency)                                                     578        (58)
                                                                                        -------    -------

TOTAL liabilities and shareholders' equity (deficiency)                                 $ 3,618    $ 3,324
                                                                                        =======    =======

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.

STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                        YEAR ENDED DECEMBER 31,
                                                    -------------------------------
                                                      2005        2004        2003
                                                    -------     -------     -------
                                                    AUDITED          UNAUDITED
                                                    -------     -------------------
Sales (Note 13b)                                    $ 5,103     $ 4,396     $ 3,607
Cost of sales                                         2,709       2,255       1,806
                                                    -------     -------     -------

Gross profit                                          2,394       2,141       1,801
                                                    -------     -------     -------

Operating costs and expenses:
  Research and development costs, net (Note 12a)        570         580         438
  Selling and marketing expenses                        597         554         417
  General and administrative expenses                   855         909         890
                                                    -------     -------     -------

TOTAL operating costs and expenses                    2,022       2,043       1,745
                                                    -------     -------     -------

Operating income                                        372          98          56
Financial expenses (income), net (Note 12b)              68         (24)         42
Other income, net                                         1           -           2
                                                    -------     -------     -------

Income before taxes on income                           305         122          16
Taxes on income (benefit) (Note 11)                     (31)         16          21
                                                    -------     -------     -------

Net income (loss)                                   $   336     $   106     $    (5)
                                                    =======     =======     =======

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                                                        TOTAL
                                                ADDITIONAL            SHAREHOLDERS'
                               NUMBER    SHARE   PAID-IN    RETAINED    EQUITY
                              OF SHARES CAPITAL  CAPITAL    EARNINGS  (DEFICIENCY)
                               -------   -----   -------    -------    -------

Balance at January 1, 2003     100,000   $ *)-   $  (134)   $     -    $  (134)

Issuance expenses                    -       -       (25)         -        (25)
Net loss                             -       -         -         (5)        (5)
                               -------   -----   -------    -------    -------

Balance at December 31, 2003   100,000     *)-      (159)        (5)      (164)

Net income                           -       -         -        106        106
                               -------   -----   -------    -------    -------

Balance at December 31, 2004   100,000     *)-      (159)       101        (58)

Issuance of shares, net              2     *)-       300          -        300
Net income                           -       -         -        336        336
                               -------   -----   -------    -------    -------

Balance at December 31, 2005   100,002   $ *)-   $   141    $   437    $   578
                               =======   =====   =======    =======    =======

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.

STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                 YEAR ENDED DECEMBER 31,
                                                                             -----------------------------
                                                                               2005       2004       2003
                                                                             -------    -------    -------
                                                                             AUDITED         UNAUDITED
                                                                             -------    ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                          $   336    $   106    $    (5)
  Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
    Depreciation and amortization                                                170        221        339
    Foreign currency exchange rate adjustments on long-term loans, net            51         37          -
    Capital gain on sale of property and equipment                                (1)         -         (2)
    Accrued severance pay, net                                                   (44)        36        164
    Increase in trade receivables                                                (14)      (180)      (599)
    Increase in other accounts receivable and prepaid expenses                   (62)       (59)      (190)
    Increase in inventories                                                        -        (45)      (143)
    Increase in deferred tax asset                                               (33)         -          -
    Increase (decrease) in trade payables                                       (261)       363        269
    Increase (decrease) in other accounts payable and accrued expenses            62       (345)    (1,144)
    Increase in management fees to shareholders                                   97        360        330
                                                                             -------    -------    -------

Net cash provided by (used in) operating activities                              301        494       (981)
                                                                             -------    -------    -------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment                                     8          -          4
  Purchase of property and equipment                                            (367)      (157)      (109)
  Investment in other assets                                                     (35)         -          -
                                                                             -------    -------    -------

Net cash used in investing activities                                           (394)      (157)      (105)
                                                                             -------    -------    -------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term bank credit                                                           -        (11)        11
  Proceeds from long-term loans                                                   53          -      1,200
  Principal payment of long-term bank loans                                       (4)         -          -
  Principal payment of long-term loans from shareholder                         (193)      (102)       (20)
  Issuance of shares, net                                                        150          -          -
  Issuance expenses                                                                -          -        (25)
                                                                             -------    -------    -------

Net cash provided by (used in) financing activities                                6       (113)     1,166
                                                                             -------    -------    -------

Increase (decrease) in cash and cash equivalents                                 (87)       224         80
Cash and cash equivalents at the beginning of the year                           304         80          -
                                                                             -------    -------    -------

Cash and cash equivalents at the end of the year                             $   217    $   304    $    80
                                                                             =======    =======    =======

NON-CASH FINANCING ACTIVITIES:

Issuance of Common shares upon conversion of long-term loans                 $   150    $     -    $     -
                                                                             =======    =======    =======

CASH PAID DURING THE YEAR FOR:

  Interest                                                                   $    43    $    38    $    36
                                                                             =======    =======    =======
  Taxes                                                                      $    59    $    11    $    26
                                                                             =======    =======    =======

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- BUSINESS AND ORGANIZATION

     a.   General:

          Savyon Diagnostics Ltd. ("Savyon" or "the Company") is engaged in the serology field, and manufactures sophisticated microplate-based enzyme immuno assays for detection of antibodies development, manufacturing and marketing of medical diagnostic kits to laboratories and point of care sites in Israel and worldwide. The Company is also engaged in the production of molecular biology based gene-screening tools for the detection of certain gene-associated disorders in humans.

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

     b. Concentration of risks that may have a significant impact on the Company is as follows:

          The Company currently buys certain products from a limited company of suppliers. Management believes that other suppliers could provide similar products on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results and financial position.

          The Company's sales to one customer account for a significant portion of the Company's total sales and a loss of this customer could have a material adverse effect on the Company's business and financial results (see also Note 13c).

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

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

          In the years ended December 31, 2005, 2004 and 2003, the Company provided for write-off in the amounts of $ 40, $ 0 (unaudited), and $ 0 (unaudited), respectively, which are included in cost of sales.

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

          Annual rates of depreciation are as follows:

                                                               %
                                                   -----------------------------

          Production and laboratory equipment          10 - 33 (mainly 20%)
          Motor vehicles                                        15
          Office furniture and equipment                6 - 33 (mainly 6%)
          Leasehold improvements                   Over the shorter of the lease
                                                        term or useful life

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     f.   Impairment of long-lived assets:

          The Company's long-lived assets and certain identifiable intangibles are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005 and 2004 (unaudited), no impairment losses have been identified.

     g.   Intangible assets:

          Intangible assets acquired are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up, in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142").

          Goodwill represents excess of the costs over the fair value of the net assets of businesses acquired. Pursuant to SFAS No. 142, goodwill is presented at cost and not amortized annually, rather goodwill is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than amortized. Goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable unit. As of December 31, 2005 and 2004 (unaudited), no impairment losses have been identified.

     h.   Income taxes:

          The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     i.   Revenue recognition:

          Revenues are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104"), upon delivery of the products when the collection of the receivable is probable, persuasive evidence of an agreement exists, no significant obligations remain and the price is fixed or determinable. The Company follows Statement of Financial Accounting Standard No. 48, "Revenue Recognition when Right of Return Exists" ("SFAS No. 48"). Based on the Company's management experience, no provisions for returns were recorded for the years ended December 31, 2005, 2004 (unaudited) and 2003 (unaudited).

     j.   Research and development costs:

          Research and development costs are charged to expenses as incurred.

     k.   Royalty and non-royalty-bearing grants

          Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs. There were no grants for the year 2005. Total royalties paid to the Government of Israel in the years ended December 31, 2005, 2004 and 2003 amounted to $ 27, $ 28 (unaudited) and $ 24 (unaudited) respectively, and were recorded in cost of sales.

          Non-royalty bearing grants from participation in European Union programs are recognized at the time that the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

          The Company recorded $ 75, $ 46 (unaudited) and $ 37 (unaudited) as participation in the years ended December 31, 2005, 2004 and 2003, respectively.

     l.   Concentrations of credit risk:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited in major banks in Israel. Management believes that the financial institutions that hold the Company's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments. The Company's trade receivables derive mainly from sales to numerous customers in Israel. The Company has adopted credit policies and standards intended to accommodate industry growth and inherent risk. Management believes that credit risks are moderated by the diversity of its end customers. The Company performs ongoing credit evaluations of its customers' financial condition and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

          The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

     n.   Severance pay:

          The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees, is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

          The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

          Severance payment (income) for the years ended December 31, 2005, 2004 and 2003 amounted to net $ (44), $ 36 (unaudited) and $ 3 (unaudited), respectively.

     o.   Impact of recently issued accounting standards:

          In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 151 will have a material effect on its financial position or results of operations.

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                          DECEMBER 31,
                                          ----     ----
                                          2005     2004
                                          ----     ----
                                        AUDITED  UNAUDITED
                                          ----     ----

Government authorities                    $122     $ 49
Accounts receivable                         28        6
Prepaid expenses                           118       54
Related parties (1)                          -      140
Deferred taxes                              43        -
                                          ----     ----

                                          $311     $249
                                          ====     ====

(1)  The majority of the balance is linked to the U.S. dollar.

NOTE 4:- INVENTORIES


Raw materials and packaging materials     $245     $331
Finished goods                             509      423
                                          ----     ----

                                          $754     $754
                                          ====     ====

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:- PROPERTY AND EQUIPMENT, NET

     a.   Composition of property and equipment is as follows:

                                             DECEMBER 31,
                                          -----------------
                                           2005       2004
                                          ------     ------
                                          AUDITED   UNAUDITED
                                          ------     ------

Cost:
  Production and laboratory equipment     $  419     $  350
  Motor vehicles                              91          8
  Office furniture and equipment             179        129
  Leasehold improvements                     399        241
                                          ------     ------

                                           1,088        728
                                          ------     ------
Accumulated depreciation:
  Production and laboratory equipment         92         54
  Motor vehicles                               5          3
  Office furniture and equipment              62         34
  Leasehold improvements                     250        172
                                          ------     ------

                                             409        263
                                          ------     ------

Depreciated cost                          $  679     $  465
                                          ======     ======

     b. Depreciation expenses for the years ended December 31, 2005, 2004 and 2003 amounted to $ 146, $ 118 (unaudited) and $ 187 (unaudited), respectively.

          As for charges, see Note 7c.

NOTE 6:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                   DECEMBER 31,
                                   -------------
                                   2005     2004
                                   ----     ----
                                  AUDITED UNAUDITED
                                   ----     ----

Royalties payable                  $ 78     $ 71
Employees and payroll accruals      187      256
Government authorities               43        -
Accrued expenses                     76       48
Other                                89       36
                                   ----     ----

                                   $473     $411
                                   ====     ====

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

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

          Total royalties accrued or paid by the Company amounted to $ 27, $ 28 (unaudited) and $ 24 (unaudited), in 2005, 2004 and 2003, respectively.

          At December 31, 2005, the Company has a remaining contingent obligation to the OCS in the amount of $ 576 (excluding accrued interest).

     b.   Lease commitments:

          The Company has leased several buildings, offices and warehouses under an operating lease agreement that expires on 2014, and motor vehicles under various operating leases that expire on various dates, the latest of which is in 2008.

          Future lease commitments under non-cancelable operating leases are as follows:

          2006                         $   329
          2007                             294
          2008                             260
          2009                             237
                                       -------

                                       $ 1,120
                                       =======

          Total rent expenses for the years ended December 31, 2005, 2004 and 2003, were approximately $ 276, $ 155 (unaudited) and $ 159 (unaudited), respectively.

     c.   Charges (assets pledged) and guarantees:

          As collateral for credit line and loans provided to the Company, totaling $ 48 as of December 31, 2005, the Company has placed unlimited fixed and floating charges on certain assets and share capital, in favor of the bank.

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     d.   NACBO Project:

          In May 2004, Savyon entered into a consortium agreement with various other entities for the purpose of submitting a proposal to be awarded a project under the 6th Framework Program of the European Union (2002
          - 2006) regarding the novel and improved nanomaterials, chemistries and apparatus for nanobiotechnology ("NACBO Project"). The consortium agreement and the terms of the project, if awarded, set forth various provisions regarding the parties' (including Savyon) rights and obligations with respect to the intellectual property developed by each party throughout the project ("Project IP") and certain pre-existing intellectual property of each party thereto ("Pre-existing IP"). Among others, each party is required, under certain conditions, to grant the other parties to the consortium agreement licenses and/or other user rights regarding the Project IP that they own, and regarding certain of their Pre-existing IP, which the parties are required to identify and list in an annex to the agreement. During 2005 and 2004, the Company received from the project an aggregate amount of $ 17 and $ 0 (unaudited), respectively. There is no obligation to repay the grants received.

     e. The Company has been granted a worldwide non-exclusive license to make, have made, market, distribute and sell products which use certain licensed rights or know-how relating to diagnostic methods for the detection of Chlamydia pneumonia in a defined field of use. According to the license agreement, the Company is obligated to pay royalties at the rate of 5.5% and an annual license fee of $ 7. The agreement is for a term of 17 years from its execution, or until the last remaining patent rights thereunder expire, whichever is later. Other than for termination upon breach and bankruptcy/insolvency, the Company may terminate the agreement upon 60 days' written notice.

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

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 8:- LONG-TERM BANK LOANS

     a.   Composed as follows:

                                                     INTEREST
                                                       RATE    DECEMBER 31,
                                                       ---     -----------
                                                       2005    2005    2004
                                                       ---     ---     ---
                                                        %    AUDITED UNAUDITED
                                                       ---     ---     ---

   Loans from banks                                    5.1     $48     $ -
   Less - current maturities                                    17       -
                                                               ---     ---

                                                               $31     $ -
                                                               ===     ===

b. Maturities of long-term loans subsequent to the balance sheet date are as follows:

   First year (current maturities)                             $17     $ -
                                                               ---     ---

   Second year                                                  17       -
   Third year                                                   14       -
                                                               ---     ---

                                                                31       -
                                                               ---     ---

                                                               $48     $ -
                                                               ===     ===

     c.   Covenants:

          The Company has a bank covenant provision which includes, amongst others, fulfillment of different financial ratios and other provisions. As of December 31, 2005, the Company fulfilled all such provisions.

NOTE 9:- LONG-TERM LOAN FROM A SHAREHOLDER

     In January 2003, the Company received a loan in the amount of $ 1.2 million. The loan bears an annual interest rate of LIBOR+1.75%. According to the agreement, all of the shareholders will determine the repayment date.

     The loan will be converted into shares immediately upon liquidation.

     During the years ended December 31, 2005, 2004 and 2003, the Company repaid a sum of $ 193, $ 102 (unaudited) and $ 20 (unaudited), respectively, from the loan. During 2005, $ 150 was converted into shares (see also Note 10).

NOTE 10:- SHAREHOLDERS' EQUITY (DEFICIENCY)

     a. Ordinary shares confer upon their holders voting rights and the right to receive dividends, if declared.

     b. In January 2005, the Company issued 2 Ordinary shares to its shareholders in consideration for $ 300.

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- TAXES ON INCOME

     a. Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985:

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

          2. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the Law"):

               A portion of the Company's production facilities have been granted the status of an "Approved Enterprise", according to the Law, under two investment programs ("the Programs").

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

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:-     INCOME TAXES (CONT.)

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

               On April 1, 2005, an amendment to the Law came into effect ("the Amendment") that has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a Benificiary Enterprise, such as provisions generally requiring that at least 25% of the Benificiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

               However, the Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval. Therefore, the Company's existing "Approved Enterprise" will generally not be subject to the provisions of the Amendment. Tax-exempt income that will be generated under the provisions of the new Law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income

          3. Tax benefits under the Israeli Law for the Encouragement of Industry (Taxation), 1969:

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

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- INCOME TAXES (CONT.)

                                                         DECEMBER 31,
                                                       ----------------
                                                        2005       2004
                                                       -----      -----
                                                      AUDITED   UNAUDITED
                                                       -----      -----

Deferred tax assets:
   Reserves and allowances                             $  88      $ 106
                                                       -----      -----

Total deferred tax asset                                  88        106
                                                       -----      -----

Deferred tax liabilities:
   Property and equipment                                (10)       (86)
                                                       -----      -----

Net deferred tax assets before valuation allowance        78         20
Valuation allowance                                        -        (20)
                                                       -----      -----

Net deferred tax assets                                $  78      $   -
                                                       =====      =====

     c. A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to income of the Company, and the actual tax expense as reported in the statements of operations, is as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                   ---------------------------
                                                    2005       2004       2003
                                                   -----      -----      -----
                                                  AUDITED        UNAUDITED
                                                   -----      ----------------

Income before income taxes, as reported in the
   statements of operations                        $ 305      $ 122      $  16
                                                   =====      =====      =====

Tax based on statutory tax rate in Israel (34%
   in 2005, 36% in 2004 and 2003)                  $ 103      $  44      $   6
                                                   -----      -----      -----

Decrease in taxes resulting from effect of
   "Approved Enterprise" benefits                     (6)        (3)         -
Non-deductible expenses                               10         10          4
Deductible expense for tax purposes only            (103)       (17)       (10)
Taxes in respect of prior years                      (10)         -          -
Valuation allowance                                  (20)       (21)        41
Other                                                 (5)         3        (20)
                                                   -----      -----      -----

                                                    (134)       (28)        15
                                                   -----      -----      -----

Actual income tax                                  $ (31)     $  16      $  21
                                                   =====      =====      =====

     d.   The provision for income taxes
          is comprised as follows:

Current taxes                                      $  47      $  16      $  21
Deferred taxes                                       (78)         -          -
                                                   -----      -----      -----

                                                   $ (31)     $  16      $  21
                                                   =====      =====      =====

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- SELECTED STATEMENTS OF OPERATIONS DATA

     a.   Research and development costs, net:

                                                      YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                     2005       2004       2003
                                                    -----      -----      -----
                                                   AUDITED        UNAUDITED
                                                    -----      ----------------

   Materials                                        $  36      $  67      $  40
   Wages and related benefits                         333        338        315
   Depreciation and amortization                       40         31         50
   Rent, maintenance and motor vehicle expenses        93         72         27
   Consulting                                          86         84          4
   Travel expenses                                     27         30          4
   Other                                               30          4         35
                                                    -----      -----      -----

                                                      645        626        475
   Less - grants and participations                    75         46         37
                                                    -----      -----      -----

                                                    $ 570      $ 580      $ 438
                                                    =====      =====      =====

b. Financial expenses (income), net:

   Income:
   Exchange rate differences                        $   -      $ (86)     $   -
                                                    -----      -----      -----

   Expenses:
     Interest and others                               66         40         36
     Exchange rate differences and bank charges         2         22          6
                                                    -----      -----      -----

                                                       68         62         42
                                                    -----      -----      -----

                                                    $  68      $ (24)     $  42
                                                    =====      =====      =====

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

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (CONT.)

     b. The following data presents total revenues and long-lived assets for the years ended and as of December 31, 2005, 2004 and 2003:

                          2005                  2004                 2003
                   -----------------     -----------------     ----------------
                 LONG-LIVED   TOTAL    LONG-LIVED   TOTAL    LONG-LIVED  TOTAL
                   ASSETS    REVENUES    ASSETS    REVENUES    ASSETS   REVENUES
                   ------     ------     ------     ------     ------    ------

Israel             $1,129     $  451     $  904     $  492     $1,153    $  328
Western Europe
   (excluding
   France and
   Germany)             -      1,183          -        857          -       728
France                  -      1,377          -      1,300          -     1,087
Eastern Europe          -        291          -        284          -       294
Asia                    -        365          -        335          -       291
United States           -        568          -        177          -        62
Germany                 -        671          -        787          -       687
Other                   -        197          -        164          -       130
                   ------     ------     ------     ------     ------    ------

                   $1,129     $5,103     $  904     $4,396     $1,153    $3,607
                   ======     ======     ======     ======     ======    ======

     c.   Major customer data (percentage of total sales):

                        YEAR ENDED DECEMBER 31,
                  ------------------------------------
                   2005         2004          2003
                  -------   ------------  ------------
                  AUDITED           UNAUDITED
                  -------   --------------------------

Customer A          27%          29%          30%
Customer B          13%          18%          19%

NOTE 14:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     a.   Balances with related parties:

                                                                  DECEMBER 31,
                                                             ----------------------
                                                              2005            2004
                                                             ------          ------
                                                             AUDITED        UNAUDITED
                                                             ------          ------
Assets:
Trade receivables (on account of purchases from the
  Company)                                                   $   70          $  140
                                                             ======          ======

Liabilities:
Management fees to shareholders                              $  787          $  690
                                                             ======          ======

Long-term loans from a shareholder (see Note 9)              $  744          $1,115
                                                             ======          ======

                                                         SAVYON DIAGNOSTICS LTD.

NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:-       BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONT.)

     b.   Transactions with related parties:

                                                              YEAR ENDED DECEMBER 31,
                                                         --------------------------------
                                                         2005          2004          2003
                                                         ----          ----          ----
                                                        AUDITED            UNAUDITED
                                                         ----          ------------------
Expenses:
  Management fees and reimbursement of expenses
    to shareholders                                      $396          $432          $400
                                                         ====          ====          ====

Interest on a long-term loan from a shareholder
  (see Note 9)                                           $ 48          $ 39          $ 35
                                                         ====          ====          ====

Income:
  Income from manufacturing and sales to a
    related party                                        $325          $405          $288
                                                         ====          ====          ====

                                 - - - - - - - -

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                              HEALTHCARE TECHNOLOGIES LTD.


                                              By: /s/ Daniel Kropf
                                              --------------------
                                              Daniel Kropf
                                              Chairman of the Board of Directors



Date: October 30, 2006