Form 20-F
period 2006-12-31
HEALTHCARE TECHNOLOGIES LTD
filed 2007-06-28
CIK 835688

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM 20-F

(MARK ONE)

[_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                                       OR

|X|  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                                       OR

[_]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

      DATE OF EVENT REQUIRING THIS SHELL COMPANY REPORT . . . . . . . . . .

                         COMMISSION FILE NUMBER: 0-17788
                             ----------------------

                          HEALTHCARE TECHNOLOGIES LTD.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                     ISRAEL
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)

                         BEIT AMARGAD, 32 SHAHAM STREET,
                   KIRYAT MATALON, PETACH TIKVA, ISRAEL, 49170
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)
                             ----------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

TITLE OF EACH CLASS Ordinary shares, par value NIS 0.04 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act.:
None

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act. None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report: 7,792,832 ordinary shares.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               Yes [_]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.

                               Yes [X]     No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large Accelerated Filer [_] Accelerated Filer [_] Non-Accelerated Filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17 [_]     Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               Yes [_]     No [X]

                                TABLE OF CONTENTS

                                                                                                      PAGE
                                                                                                      ----

INTRODUCTION                                                                                            2

PART I                                                                                                  5

     Item 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                                 5

     Item 2.      OFFER STATISTICS AND EXPECTED TIMETABLE                                               5

     Item 3.      KEY INFORMATION                                                                       5

                  A.       Selected Financial Data                                                      5
                  B.       Capitalization and Indebtedness                                              6
                  C.       Reason for the Offer and Use of Proceeds                                     6
                  D.       Risk Factors                                                                 6

     Item 4.      INFORMATION ON THE COMPANY                                                           18

                  A.       History and Development of the Company                                      18
                  B.       Business Overview                                                           23
                  C.       Organizational Structure                                                    35
                  D.           Property, Plant and Equipment                                           36

     Item 5.      Operating and Financial Review and Prospects                                         36

                  A.       Results of Operations                                                       36
                  B.       Impact of Inflation and Devaluation                                         39
                  C.       Liquidity and Capital Resources                                             40
                  D.       Research and Development, Patents and Licenses, Etc                         40
                  E.       Trend Information                                                           42
                  F.       Off-Balance Sheet Arrangements                                              42
                  G.       Tabular Disclosure of Contractual Obligations                               43

     Item 6.      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                           43

                  A.       Directors and Senior Management                                             43
                  B.       Compensation                                                                46
                  C.       Board Practices                                                             47
                  D.       Employees                                                                   50
                  E.       Share Ownership                                                             50

     Item 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                    51

                  A.       Major Shareholders                                                          51
                  B.       Related Party and Inter-Company Transactions                                52
                  C.       Interests of Experts and Counsel                                            54

     Item 8.      FINANCIAL INFORMATION                                                                54

                  A.       Consolidated Statements and other Financial Information                     54
                  B.       Significant Changes                                                         54

     Item 9.      THE OFFER AND LISTING                                                                54

                  A.       Offer and Listing Details                                                   54

     Item 10.     ADDITIONAL INFORMATION                                                               56

                  A.       Share Capital                                                               56
                  B.       Memorandum and Articles of Association                                      56
                  C.       Material Contracts                                                          61
                  D.       Exchange Controls                                                           63
                  E.       Taxation                                                                    64
                  F.       Dividends and Paying Agent                                                  65
                  G.       Statements by Experts                                                       65
                  H.       Documents on Display                                                        65
                  I.       Subsidiary Information                                                      66

     Item 11.     Quantitative and Qualitative Disclosure About Market Risk                            66

     Item 12.     Description of Securities other than Equity Securities                               66

PART II                                                                                                66

     Item 13.     Defaults, Dividends, Arrearages and Delinquencies                                    66

     Item 14.     Material Modifications to the Rights of Security holders and Use of Proceeds         66

     Item 15.     Controls and Procedures                                                              66

     Item 16.     [Reserved]                                                                           67

                  A.       Audit Committee Financial Expert                                            67
                  B.       Code of Ethics                                                              67
                  C.       Principal Accountant Fees and Services                                      67
                  D.       Exemption from listing standards for Audit Committee                        68
                  E.       Purchases of Equity Securities by the issuer and affiliated purchasers      68

PART III                                                                                               68

     Item 17.     FINANCIAL STATEMENTS                                                                 68

     Item 18.     FINANCIAL STATEMENTS                                                                 68

     Item 19.     FINANCIAL STATEMENTS AND EXHIBITS                                                    68

SIGNATURES                                                                                            130

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

                                  INTRODUCTION

     This Annual Report on Form 20-F (the "Annual Report" or "Report") is being filed by Healthcare Technologies Ltd., an Israeli corporation ("Healthcare", the
"Company", "we" or "us").

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

     The Company's principal stockholder is Gamida for Life B.V. ("Gamida"), which owned approximately 62% of the Company's issued and outstanding shares as of the date of this report.

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

All references in this Annual Report to "dollars" or "$" are to U.S. dollars and all references in this Annual Report to "NIS" are to New Israeli Shekels. The representative exchange rate between the NIS and the dollar as published by the
Bank of Israel on December 31, 2006 was NIS 4.225 per $1.00.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

     The following is a schematic presentation of the Company and its subsidiaries and affiliates (as of June 28, 2007):

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

     Savyon focuses on specific markets of the clinical diagnostic markets and is positioned to identify ideas and turn them into marketable products. Savyon provides in vitro diagnostic kits and related products to laboratory professionals and other point of care locations in Israel and worldwide. An in vitro diagnostic kit is a test that is performed outside of the subject's body on a test sample from the subject such as blood. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the over-the-counter market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the in vitro diagnostics healthcare field.

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

ITEM 3. KEY INFORMATION

     A.   SELECTED FINANCIAL DATA

     The following selected consolidated financial data of the Company have been prepared in accordance with US GAAP, and are derived from the Company's audited consolidated financial statements and accompanying notes. The selected financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5. Operating and Financial Review and Prospects", and the
Consolidated Financial Statements included in Item 19 in this Annual Report.
Historical results are not necessarily indicative of any results to be expected in any future period.

     INCOME STATEMENT DATA:

     CONSOLIDATED STATEMENT OF OPERATIONS
     (in thousands of U.S. Dollars except per share data)

                                                      2006       2005       2004        2003        2002
                                                    -------    -------    -------     -------     -------

Sales                                                13,656     12,053     12,130      12,412      16,676
Gross Profit                                          4,775      4,369      4,205       4,023       5,432
Operating income (Loss)                                 156        110       (555)       (474)     (1,156)
Net income (Loss) for year                              210        276       (359)       (500)     (1,827)
                                                    =======    =======    =======     =======     =======

Basic and diluted earnings (Loss) per share            0.03       0.04      (0.05)      (0.07)      (0.24)

Shares used in computing basic earnings (Loss)
per share.                                            7,715      7,703      7,667       7,644       7,644
Shares used in computing diluted earnings (Loss)
per share                                             7,715      7,768      7,667       7,644       7,644

CONSOLIDATED BALANCE SHEET DATA:
     (in thousands of U.S. Dollars)

                                                      2006      2005
                                                     ------    ------

Working capital                                       2,558     2,198
Total assets                                         14,094    12,374
Short-term credit including current maturities        1,385       940
Long-term liabilities,  net of current maturities     1,724     1,025
Shareholders' equity                                  7,315     6,791

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

                     RISKS RELATED TO THE COMPANY'S BUSINESS

     THE COMPANY SUSTAINED NET LOSSES IN THE PAST, HAS AN ACCUMULATED DEFICIT
     AND MAY NOT GENERATE PROFITS IN THE FUTURE.

     While the company ended 2006 and 2005 with a net income of $ 210 and $ 276 thousand respectively, for the two fiscal years ended December 31, 2004, and
2003 the Company had net losses of approximately $0.36 and $0.5 million, respectively. Such losses resulted principally from:

     - Expenses associated with the ImmvaRx transaction of $104 thousand in the year 2004.

     - Impairment of the investment in Afferix of $100 thousand and $111 thousand in the years 2004 and 2003.

     and amortization of technology of approximately $749 thousand in 2003.

     The Company may incur significant losses in the future as it continues its research and development efforts mainly by Savyon, expands its marketing, sales and distribution activities, develops strategies for competing with other manufacturers, and scales up its research and development and manufacturing capabilities. There can be no assurance that the Company will be able to generate profits in the future. As of December 31, 2006, the Company's accumulated deficit was approximately $21 million.

     IF THE COMPANY CANNOT MAINTAIN ADEQUATE OPERATING CAPITAL, ITS BUSINESS
WILL SUFFER.

     On December 31, 2006, the Company had a working capital of $2.5 million, including cash in the amount of $0.36 million. The Company anticipates that these funds, together with funds from operations will be sufficient to meet its anticipated cash requirements for 2007. For the fiscal year 2006, net cash used in operating activities amounted to $124 thousand. Although the Company currently believes that it will generate a positive cash flow from operations in fiscal 2007, the Company cannot assure that it will succeed in doing so.

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

     Danyel Biotech's principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Eldan
(Agilent), Medtechnica (Waters) in the field of chromatography; Pharmatec
(Tecan) and Saifan (PE Life Science) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot (Greiner), Geter (Corning) in the field of bio-plastics; and Saifan (PE Life Sciences -NEN-), Biological
Industries (Promega), Dinco Renihum (Invitrogen) and Sigma Israel in the field of molecular biology and Biology Reagents. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2006 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

     The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex (Abbott) and Dover
(J&J) for hematology products; Dyn Diagnostics (Roche) and Sorin for immunology products; Ilex (Vitek) and Pharmtop (Sorin) for microbiology products; Travenol
(Nequas) for quality control products; and Dyn Diagnostics (Roche) and
Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal 2006 the Gamidor Group accounted for a significant portion of the Israeli pathology, genetics, hemostasis products market and a lesser portion of the Israeli market for the
Group's other products.

     Savyon's serology test kits for chlamydia compete with serology tests produced by companies such as Hitachi (Japan), Medac (Germany), Orgenics
(Israel), MRL (USA) and LabSystems (Finland). Savyon's SeroMP (microplasma pneumoniae) products compete in the field of serology testing with products produced by companies such as Fujirebio in Japan. The Company believes that
Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on a study conducted by Froste & Salive, which indicated that
Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999. The belief is further based on the fact that the Company's sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately $2.9 million, $3.2 million and $3.1 million in 2006, 2005 and 2004 respectively and, to the best of Savyon's knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon's market share relatively unchanged. Savyon's remaining kits represent a much smaller portion of the overall market for such products.

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

     In the serologic field, during 2004 the Company received a U.S. patent regarding chlamydia in addition to the patent granted in Israel during 2001 and several pending patents applications registered in Europe. These patents are used in the production of the Company's Sero CT diagnostic test kit products. In both the genetic field and the serologic field, the Company has certain other granted patents and applications for patents that are not utilized by it for its products and will probably not be used in the future and, therefore, will not be renewed.

     Although several patents have been issued to the Company, there can be no assurance that any additional patents will be issued to the Company, or that any patents that are issued to it will provide it with meaningful patent protection.
In addition, there can be no assurance that others will not successfully challenge the validity or enforceability of any patent issued to the Company.
The costs required to uphold the validity and prevent infringement of any patent issued to the Company including litigation costs, could be substantial, and it might not have the resources available to defend its patent rights.

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

     -    Other companies may design around technologies the Company has licensed or developed; and certain countries such as the People's
          Republic of China, in which the Company may seek to sell its patented products in the future, may not protect its patent rights to the same extent as the United States, Europe and Israel.

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
While the Company carries product liability insurance, there can be no certainty that its coverage will be adequate to protect the Company against future liability claims. In addition, product liability insurance is expensive and there can be no certainty that this insurance will be available to the Company in the future on terms satisfactory to it, if at all. A successful product liability claim or series of claims brought against the Company in excess of its insurance coverage could have a material adverse effect on its business, financial condition and results of operations. The Company maintains a Product
Liability/Professional Indemnity coverage with a combined single limit of $2 million for any one occurrence and in the aggregate in respect of products not manufactured by the Company, and a Products Liability Policy with limits of $2 million for any one occurrence and $4 million in the aggregate, in respect of products manufactured in-house.

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

     -    the Company may face similar regulatory issues in other countries, including countries of the European Union.

     The Company has fulfilled all the ongoing requirements by the FDA and currently does not have any pending applications for approvals by the FDA.

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

     A SIGNIFICANT PERCENTAGE OF TWO OF THE COMPANY'S SUBSIDIARIES' PRODUCTS ARE
     DEPENDENT ON CERTAIN PRINCIPAL SUPPLIERS

     During 2006 and 2005, purchases from one of Danyel's suppliers, Amersham
Biosciences ("Amersham"), which was acquired by General Electric during October of 2003, accounted for 25% and 31% respectively of the Company's annual cost of sales. In addition, during 2006 and 2005, purchases from one of the Gamidor
Group's suppliers, Dade Behring, accounted for 25% and 15% respectively of the
Company's annual cost of sales. A failure of such suppliers to continue to supply products to the Company or failure to renew such agreements, will adversely affect its business and financial results.

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

     In general, Gamidor's agreement with Dade Behring appoints Gamidor as the exclusive distributor in Israel and certain related areas for certain of Dade
Behring's diagnostic products, subject to Gamidor meeting certain minimum sales requirements. The agreement had an initial four year term ending October 31,
2003 and has been renewed for a further term ending October 31, 2006.The company is currently negotiating the renewal of the agreement and does not expect any obstacles in renewing the agreement for another 3 years, however, there can be no assurance therefor. Such an agreement may be terminated by Dade Behring if, among other reasons, Gamidor fails to meet the minimum sales requirements.

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

     SALES TO THREE CUSTOMERS ACCOUNT FOR A SIGNIFICANT PORTION OF THE COMPANY'S
     SALES AND THE LOSS OF ANY ONE OF THESE CUSTOMERS COULD HAVE A MATERIAL
     ADVERSE AFFECT ON THE COMPANY'S BUSINESS AND FINANCIAL RESULTS

     Sales to three HMO's ("Health Maintenance Organization") in Israel, namely
Maccabi, Clalit and Meuhedet (collectively "HMO's") accounted respectively for
12%, 16% and 3% of the Company's annual sales during 2006, and 12%, 16% and 3%
of such sales in 2005. The Company has a number of written agreements with the
HMO's covering different products. Under these agreements, the Company has undertaken to charge the HMO's a fixed price for various products over a period of three to five years, provided that they purchase certain minimum quantities of such products from the Company.

     Some of these agreements may be terminated by the HMO's at any time upon 30 days' written notice to the Company. In addition, the Company has agreed to supply the HMO's with certain laboratory instrumentation on which the Company's products are used, which becomes the property of the HMO's at the end of a three to five year period so long as they have purchased the applicable minimum amount of products during this period.

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

     THE GENOMICS INDUSTRY IS INTENSELY COMPETITIVE AND EVOLVING.

     There is intense competition among entities attempting to sequence markets of the human genome to identify genes associated with specific diseases and to develop products and services based on these discoveries. The Company has developed a patented molecular biology-based technology that enables the mass screening of genetic materials for mutations. Based on this technology, the
Company has developed over 15 diagnostic kits for carrier screening, pre-natal diagnosis, and predisposition screening of mutation carriers for a variety of genetic defects.

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

     THE PROPOSED TRANSACTION WITH NEXGEN MAY NOT BE COMPLETED, AND IF
     COMPLETED, MAY BE UNSUCCESSFUL.

On January 16, 2007, Healthcare signed a definitive agreement with NexGen
Biofuels, Inc. ("NexGen") and Gamida, for the purchase of NexGen's assets relating to the construction, ownership and operation of ethanol and bio-diesel manufacturing facilities on land under option in the United States, and the sale of its current business.

Under the terms of the agreement, NexGen will transfer its assets to a newly formed wholly-owned US subsidiary of Healthcare for shares in Healthcare at a price per share of $1.50. The number of shares to be issued for such assets will be based on a valuation of the NexGen assets to be provided by a recognized valuation firm.

The contemplated transaction also includes the purchase by Gamida of
Healthcare's holdings in its subsidiaries and related assets in consideration for 4.7 million of Gamida's shares in Healthcare. Until 180 days following the
Closing, NexGen will have the option to transfer an existing ethanol or biodiesel plant in exchange for up to 80 million additional Healthcare shares at a price per share of $1.50.

Closing of the transaction is subject to the completion of due diligence, the receipt of the necessary corporate, regulatory and third party approvals, including Healthcare's shareholders and the approval of an Israeli District
Court and other closing conditions. No assurance can be given that the transactions contemplated by the agreement will close.

     In the event that the NexGen transaction is completed, it would result in the transfer of the Company's existing business to the Company's principal stockholder and a change of control in the Company. Thereafter, the success of the Company would depend upon the Company's ability to raise sufficient funds and construct and operate Ethanol and biodiesel plants of which there can be no assurance.

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

     Since the establishments of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Most recently,
Israel was engaged during the summer of 2006 in an armed conflict with
Hezbollah, a Lebanese Islamist Shiite militia group and political party. This conflict involved missile strikes against civilian targets in northern Israel, and negatively affected business conditions in Israel. In addition, Israel and companies doing business with Israel have, in the past, been the subject of an economic boycott. Although Israel has entered into various agreements with
Egypt, Jordan and the Palestinian Authority, Israel has been and is subject to civil unrest and terrorist activity, with varying levels of severity, since
September 2000. The election in early 2006 of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council and the tension among the different Palestinian factions may create additional unrest and uncertainty. Any future armed conflicts or political instability in the region may negatively affect business conditions and adversely affect our results of operations. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in the agreements.

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

     EXCHANGE RATE FLUCTUATIONS AND INFLATION IN ISRAEL COULD ADVERSELY IMPACT
     THE COMPANY'S FINANCIAL RESULTS.

     Exchange rate fluctuations and inflation in Israel could adversely impact the Company's financial results. During calendar years 2006, 2005 and 2004, the annual rate of inflation was approximately (0.1%), 2.4%, and (1.8)%
respectively, while the NIS was devalued (appreciated) against the U.S. Dollar by approximately (8.2%), 6% and (0.02)% respectively. Consequently, during calendar years 2006, 2005 and 2004 the annual rate of inflation as adjusted for devaluation (appreciation) was approximately 8.2%, 8%, and (1.8)% respectively.

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
     ACQUISITION OF, THE COMPANY. THIS COULD CAUSE OUR ORDINARY SHARES TO TRADE
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

     IT MAY BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST US, OUR OFFICERS AND
     DIRECTORS NAMED IN THIS ANNUAL REPORT OR TO ASSERT UNITED STATES SECURITIES
     LAWS' CLAIMS IN ISRAEL OR SERVE PROCESS ON OUR OFFICERS.

     We are incorporated in the State of Israel. All of our executive officers and directors named in this annual report are not residents of the United
States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the United States Federal securities laws against us or any of those persons or to effect service of process upon these persons in the United
States. Additionally, it may be difficult to enforce civil liabilities under
United States federal securities laws in original actions instituted in Israel.

     YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY
     ISRAELI LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND
     RESPONSIBILITIES OF SHAREHOLDERS UNDER U.S. LAW.

     We are incorporated under Israeli law. The rights and responsibilities of the holders of our Ordinary Shares are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.
corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. See "Item 10. Additional
Information - B. Memorandum and Articles of Association."

                 RISKS RELATED TO THE COMPANY'S ORDINARY SHARES

     THE COMPANY'S SHARES PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE, WHICH
     COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL SHAREHOLDERS.

     The market price of the Company's ordinary shares ranged between a high sales price of $4.30 and a low sales price of $0.39 during 2006 and may continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control:

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

     CONTROLLING SHAREHOLDERS CAN LIMIT SHAREHOLDERS' ABILITY TO INFLUENCE THE
     OUTCOME OF MATTERS REQUIRING SHAREHOLDER APPROVAL AND COULD DISCOURAGE
     POTENTIAL ACQUISITIONS OF THE COMPANY'S BUSINESS BY THIRD PARTIES; PLEDGE
     OF SHARES.

     Gamida, the Company's principal shareholder, holds 4,819,761 shares or approximately 62% of the Company's voting securities. As a result, Gamida has a controlling interest over all matters, excluding related party transactions requiring approval by shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

     Out of the 4,819,761 shares, 4,053,000 are currently pledged to Bank Leumi
Le'Israel Ltd as security for a loan from the Bank to Gamida. So long as the
Bank does not demand immediate payment of the loan (which may occur upon the occurance of an event of default), Gamida shall be entitled to exercise the voting rights pertaining to the pledged shares for any purpose not inconsistent with the terms of the pledge.

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

     THE MARKET PRICE OF THE COMPANY'S SHARES COULD DECLINE IF IT DOES NOT MEET
     THE REQUIREMENTS FOR CONTINUED LISTING ON NASDAQ.

     The Company's ordinary shares are traded on the NASDAQ Capital Market, which has adopted rules that establish criteria for initial and continued
listing of securities. The Company currently meets the criteria for continued
listing of its securities on the NASDAQ Capital Market. However, commencing as of May 29, 2006, Nasdaq rules require the Company to maintain a minimum closing bid price for the Company's ordinary shares of $1.00 per share (the Bid Price
Rule"). If the Company's ordinary shares trade for 30 consecutive business days below the applicable minimum closing bid price requirement, Nasdaq will send a deficiency notice to us, advising that we have 180 calendar days to regain compliance with the minimum bid price. The Company must then maintain compliance for a minimum of 10 consecutive business days. Under certain circumstances,
Nasdaq may require maintenance of a $1.00 minimum bid price for more than 10 days. Thereafter, the Company can receive an additional 180-day compliance period if we meet all initial inclusion requirements for the Nasdaq Capital
Market, except for the bid price requirement. If the Company does not demonstrate compliance within the requisite compliance period, it will be issued a delisting letter, which the Company may appeal at that time.

On July 17, 2006, the Company received a notice from the Nasdaq Capital Market indicating that the Company was not in compliance with the Bid Price Rule, because the closing bid price per share for its ordinary shares had been below
$1.00 per share for 30 consecutive trading days. In accordance with Nasdaq
Marketplace Rules, the Company was provided 180 calendar days, or until January
16, 2007, to regain compliance with the Bid Price Rule.

     On December 20, 2006, at the annual general meeting of the shareholders of
Healthcare, the shareholders approved an amendment to the Company's Articles of
Association, in order to effect a 1-for-3 reverse share split of the Ordinary
Shares, anticipating that the Reverse Share Split would have the effect of sufficiently raising the bid price of the Company's Ordinary Shares above $1.00 per share at such time.

On December 12, 2006, Healthcare received a notice from Nasdaq indicating that the Company has regained compliance with the Bid Price Rule because the closing bid price per share for its ordinary shares has been above $1.00 per share for more than 10 consecutive trading days. As a result, the Company decided not to proceed with the proposal to effect a reverse stock split of the Company's ordinary shares.

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

IMPORTANT EVENTS IN THE DEVELOPMENT OF THE COMPANY'S BUSINESS

     The Company was incorporated in May 1988. On February 24, 1989, the Company completed an initial public offering of ordinary shares and share purchase warrants in the United States and listed its securities on the NASDAQ Capital
Market.( NASDAQ)

     In April 1991, the Company acquired Diatech Diagnostica Inc., a Delaware
Corporation ("DDI"), and its wholly-owned Israeli subsidiary, Diatech
Diagnostica Ltd. ("Diatech Israel"), a medical diagnostic kits manufacturer.

     In October 1991, the Company consolidated the operations of Diatech Israel with those of the Company's subsidiary Pronto Technologies Ltd. ("Pronto") which was subsequently merged into Gamidor.

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

     In January 1999, the Company established Danyel, an Israeli company engaged in the marketing and distribution to biotechnology researchers in Israel of products in the fields of applied genomics and cell biology and separation. As part of the establishment process, the Company sold fixed assets and inventory to Danyel for a purchase price of approximately $125 thousand, which represents the book value of the assets transferred as of January 1, 1999. The Company had no capital expenditures in the establishment of Danyel. The Company owns 80% of
Danyel and the balance is owned by its general manager (through a company under his control) see Item 10 "Additional information: C- Matirial contract, Danyel".

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

Any reference herein to "Savyon's" activities in the field of clinical laboratory diagnostics shall in effect be referring to Pronto Technologies Ltd.
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

     GAMIDOR MERGER

     In December 2003, Pronto and Gamida Gen Marketing (1979) Ltd. initiated a merger with Gamidor. Subsequent to the merger, Gamidor remains the sole surviving entity. The purpose of the merger was to achieve operating efficiencies. Such merger is still subject to the approval of the Israeli tax authorities and Companies Registrar.

     THE PROCOGNIA INVESTMENT

     In January 2000, the Company established Procognia (Israel) with an initial investment of $600,000, and subsequently transferred the Company's glycobiology research and development project into Procognia (Israel). In April 2002,
Procognia (Israel) secured $14.3 million in a second round of financing. For the purposes of this financing, a newly organized company registered in England,
Procognia Ltd., ("Procognia") acquired 100% ownership of Procognia (Israel), in consideration for which the Company, as well as another existing Procognia
(Israel) shareholder, received ordinary shares of Procognia in exchange for their Procognia (Israel) shares, while the subsequent investors received preferred shares carrying certain dividend and liquidation preferences and veto rights. Following the April 2002 financing, various funds managed by Apax
Partners Europe became the principal shareholders of Procognia, owning in the aggregate approximately 37% of Procognia's share capital.

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

     On April 15, 2005, the Company announced that it received notice from
Nasdaq indicating that based on, the Company's stockholders' equity which was
$1,921,000, the Company was not in compliance with the minimum $2,500,000 stockholders' equity requirement for continued listing on Nasdaq. Therefore, the
Nasdaq Staff was reviewing the Company's eligibility for continued listing on
Nasdaq.

     As requested by Nasdaq, the Company provided Nasdaq with a definitive specific plan to achieve and sustain compliance with the listing requirements through the previously announced sale of all the Company's shares in Procognia to Gamida, which has resulted in an increase in stockholder's equity of approximately $4.8 million thereby regaining compliance with the stockholders equity requirement for continued listing.

     On May 29, 2005, the shareholders of the Company approved the sale of all the Company's shares in Procognia to Gamida. For a description of the terms of this agreement, see Item 7B "Major Shareholders and Related Party
Transactions-Related Party and Inter-Company Transactions."

     IMMVARX TRANSACTION

     On July 26, 2005, the Company signed a definitive agreement with ImmvaRx,
Inc. (a company engaged in the development of therapies and diagnostic techniques addressing the adenocarcinoma class of cancers and certain kinds of allergies) and Gamida, for the transfer of all of ImmvaRx's assets, including its intellectual property, to Healthcare and for the sale of all of Healthcare's holdings in other companies to Gamida (the "ImmvaRx Agreement"). On January 30,
2006, the ImmvaRx Agreement was terminated, before the closing could take place, in accordance with its terms.

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

Under the terms of this transaction, PerkinElmer, via Gamidor and HVD, will provide the State of Israel with instrumentation, reagents, scientific expertise, and an informatics system that will enhance Israel's neonatal screening and data management capabilities. The system will allow the Sheba
Medical Center to implement a comprehensive solution that will electronically track laboratory workflow from sample receipt and preparation, through the analytical steps, to quality control review, reporting and follow-up.

The contract will fulfill a recent mandate by the Medical Research
Infrastructure Development and Health Services Fund to substantially expand its newborn screening program to cover Israel's entire population and increase the number of tests that will be screened for indications of disease.

     RECENT DEVELOPMENTS

     NEXGEN TRANSACTION

On November 29, 2006, Healthcare signed a Letter of Intent with NexGen Biofuels,
Inc. ("NexGen"), and Gamida that provided for (i) the transfer to Healthcare of
NexGen's assets relating to the ethanol and bio-diesel manufacturing facilities on land under option in the United States in consideration for a controlling stake in Healthcare and (ii) the purchase of Healthcare's holdings in its subsidiaries by Gamida in consideration for all of Gamida's shares in
Healthcare. The Letter of Intent further contemplated that the number of shares to be issued in consideration for NexGen's assets shall be based on the valuation of the assets to be provided by a recognized valuation firm.

On January 16, 2007, Healthcare signed a definitive agreement with NexGen and
Gamida for the purchase of NexGen's assets and the sale of its current business.

Under the terms of this agreement, NexGen will transfer its assets to a newly formed wholly-owned US subsidiary of Healthcare for shares in Healthcare at a price per share of $1.50. The number of shares to be issued for such assets will be based on a valuation of the assets to be provided by a recognized valuation firm. On May 4, 2007, Healthcare received a valuation report concerning NexGen's assets from American Appraisal Associates that valued such assets at approximately $ 58 million.

The contemplated transaction also includes the purchase by Gamida of
Healthcare's holdings in its subsidiaries and related assets in consideration for 4.7 million of Gamida's shares in Healthcare.

Until 180 days following the Closing date, NexGen will have the option to transfer an existing ethanol or biodiesel plant in exchange for up to 80 million additional Healthcare shares at a price per share of $1.50.

Closing of the transaction is subject to the completion of due diligence, the receipt of the necessary corporate, regulatory and third party approvals, including Healthcare's shareholders and the approval of an Israeli District
Court and other closing conditions. No assurance can be given that the transactions contemplated by the agreement announced today will close.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The following is a table of the Company's principal capital expenditures for the last three years.

                                         In thousands of U.S. Dollars
                                       -------------------------------
                                        2006        2005          2004
                                       -----       -----         -----

Fixed Assets                           1,018         936          313
Investments in other companies             -         150            -
Total                                  1,018       1,086          313

     The figures do not include Savyon, which, under U.S GAAP, is presented according to the equity method.

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

     The Company believes that Savyon is a leader in the serological diagnosis of chlamydial infections. This belief is based on a study conducted by Froste &
Salive, which indicated that Savyon supplied approximately 30% of the worldwide market for serology based chlamydia diagnostic kits in 1999." The belief is further based on the fact that the Company's sales in the worldwide serology based chlamydia market since 1999 have remained stable at approximately, $2.9,
$3.2 and $3.1 million in 2006, 2005 and 2004, respectively -, and to the best of
Savyon's knowledge from both current sales figures and a network of over 60 worldwide distributors, the worldwide serology based chlamydia market has not undergone any material changes since 1999, thereby leaving Savyon's market share relatively unchanged. Savyon also manufactures immunoassays for the diagnosis of infectious diseases, especially sophisticated microplate-based enzyme immunoassays. Savyon focuses on specific markets of the clinical diagnostics market and is positioned to identify ideas and turn them into marketable products. Savyon provides quality diagnostic tools to laboratory professionals and point of care locations in Israel and worldwide. In addition, Savyon markets kits for the diagnosis of certain infectious diseases in the over-the-counter market in the United States. As a product developer, Savyon holds proprietary rights to certain products in the in vitro diagnostics healthcare field. Savyon manufactures sophisticated immunoassays for antibodies detection of certain pathogens of sexually transmitted diseases (STD), particularly for the serological diagnosis of chlamydial infections and of respiratory tract infections (RTI), and sophisticated devices for the detection of urinary tract infections (UTI). Savyon operates under the quality standards of ISO 13485:2003 and currently produces its diagnostic kits for the detection of certain sexually transmitted diseases and other infectious diseases at its Ashdod facility.
Savyon has not experienced any difficulty in obtaining supplies to date, as there are many available suppliers including chemical companies for reagents and antibodies and for other supplies.

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

     A separate line of products is based on lateral flow immuno- chromatography technology. Savyon manufactures and sells pregnancy tests and ovulation kits to six distributors around the world, mainly in north America.

     Savyon's newest over the counter (OTC) and point of care (POC) product, the
SavvyCheck test, which has received CE registration, is for the diagnosis of
Vaginal Yeast Infections. The SavvyCheck test will be sold worldwide through newly established distribution channels to pharmacies, health clinics, and physicians. The Company received CE registration but has not yet applied to the
FDA for approval.

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

     Savyon manufactures highly specific immunoassays, SeroCT(TM), SeroCP(TM)
and SeroCP Quant that are utilized for the detection of antibodies specific to chlamydia. Chlamydia is an intracellular bacterium that causes acute and chronic respiratory and sexually transmitted diseases in mammalian and avian species.
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

     SeroPertussis(TM) is a diagnostic kit that tests for whooping cough
(pertussis), a highly contagious bacterial respiratory tract infection associated with bordetella pertussis bacilli. Pertussis is an endemic disease, but epidemics occur every 3 - 5 years. In the USA, 5000 - 7000 cases are reported each year. The incidence of pertussis has been greatly reduced by mass vaccination; however, even in countries with high vaccination coverage, the disease is re-merging. Worldwide, nearly 50 million cases of pertussis are diagnosed annually and about 350,000 people die of the disease.

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

                      SEXUALLY TRANSMITTED DISEASES (STDS)

PRODUCT                                 DESCRIPTION
-------                                 -----------

SeroCT(TM)          A peptide based enzyme-linked immunosorbent assay for the
IgG, IgA            specific detection of IgG or IgA antibodies species specific to chlamydia trachomatis in human serum.

SeroFIA(TM)         An immunofluorescence assay for the detection of IgG or IgM
Chlamydia IgG,      or IgA antibodies specific to C. trachomatis, C. pneumoniae
IgM, IgA            and C. psittaci in human serum.

SeroELISA(TM)       An enzyme-linked immunosorbent assay for the detection of
Chlamydia  IgG,     IgG or IgA or True IgM antibodies specific to chlamydia.
IgA, TRUE-IgM

SeroHSV(TM) IgM     An enzyme-linked immunosorbent assay for the qualitative
                    detection of specific IgM antibodies to herpes simplex virus type 1 or 2 in human serum.

                       RESPIRATORY TRACT INFECTIONS (RTIS)

PRODUCT                                 DESCRIPTION
-------                                 -----------

SeroCP(TM) IgG,     An enzyme-linked immunosorbent assay for the qualitative
IgM,IgA             detection of IgG or IgM or IgA antibodies specific to C.
                    pneumoniae in human serum.

SeroCP Quant IgG,   An enzyme-linked immunosorbent assay for the
IgA                 semi-quantitative determination of IgG or IgA antibodies
                    specific to C. pneumoniae in human serum.

SeroMP(TM) IgG,     An enzyme-linked immunosorbent assay for the detection of
IgM, IgA            IgG or IgM or IgA antibodies specific to mycoplasma
                    pneumoniae in human serum.

SeroPertussis(TM)   An enzyme-linked immunosorbent assay for the
IgA/IgM, IgG        semi-quantitative detection of IgG antibodies and IgA/IgM
                    antibodies specific to bordetella pertussis in human serum.

SeroFIA(TM)         An immunofluorescence assay for the detection of IgG or IgA
Chlamydia IgG,      or IgM antibodies specific to C. pneumoniae, C.
IgM, IgA *          trachomatis and C. psittaci in human serum.

SeroELISA(TM)       An enzyme-linked immunosorbent assay for the detection of
Chlamydia IgG,      IgG or IgA or True IgM antibodies specific to chlamydia.
IgA, TRUE-IgM *

     o    Savyon's SeroFIA(TM) Chlamydia and SeroELISA(TM) Chlamydia kits may be used for the diagnosis of both STDs as well as for the diagnosis of
          RTIs.

                         URINARY TRACT INFECTIONS (UTIS)

PRODUCT                                 DESCRIPTION
-------                                 -----------

URISCREEN(TM)       A rapid UTI screening test for bacteria and the presence of somatic cells in human urine.

                                 QUICKSTRIPE(TM)

PRODUCT                                 DESCRIPTION
-------                                 -----------

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
Among these test is a three-kit panel which tests for mutations in genes associated with pre-disposition to thrombosis, namely Factor V Leiden ("Factor
V"), which is the most common hereditary blood coagulation disorder in the
United States, the prothrombin ("Factor II") mutation 20210A, which is a major risk factor for venous thrombosis and certain arterial thrombotic conditions and the methylenetetrahydrofolate reductase mutation 677C>T ("MTHFR"). People with even one copy of the mutated Factor II or Factor V gene may have an increased likelihood of thrombotic events. Such likelihood may be increased further in smokers, women taking birth-control pills and people who undergo major operations; thus, awareness of the existence of these mutations promotes preventive therapy. The Company developed further tests associated with pre-disposition to other diseases such as hemochromatosis (iron overload), screening kits for familial mediterranean fever, breast and ovarian cancer and colorectal cancer and a genotyping kit for Apo E (a gene correlated with pre-disposition to Alzheimer's disease).

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

                    CARRIER SCREENING AND PRE-NATAL DIAGNOSIS

PRODUCT                                      ASSOCIATED DISEASE GENE
-------                                      -----------------------

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

Bloom/Fanconi                          Bloom's syndrome (BLM); Fanconi Anemia C (FACC)

CF Basic; CF  Open; CF Euro 1          Cystic Fibrosis (CFTR)

FD                                     Familial Dysautonomia (IKBKAP)

2 GeneScreen                           Mucolipidosis type IV (ML IV), Niemann-Pick types A+B

4 GeneScreen                           Canavan, BLM, FACC, FD

Tay Sachs                              Tay Sachs (hexosaminidase)

                       GENETIC PRE-DISPOSITION TO DISEASE

PRODUCT                                          ASSOCIATED DISEASE GENE
-------                                          -----------------------

Brca                                   Pre-disposition to breast cancer and ovarian cancer (Brca1, Brca2)

ApoE                                   Hyper-cholesterolemia (Apolipoprotein E)

APC                                    Pre-disposition to colorectal cancer

ThromboRisk (TM)                       Increased risk of thrombosis (Factor V, Factor II, MTHFR)

Factor V                               Increased risk of thrombosis

MTHFR                                  Increased risk of thrombosis

Factor II / Prothrombin                Increased risk of thrombosis

Hemochromatosis                        Hemochromatosis\ iron overload (HFE)

                                 DNA EXTRACTION

PRODUCT                                                USAGE
-------                                                -----

DNA extraction kit (from human         Rapid DNA extraction for use in diagnostics
whole blood)                           and research laboratories

RESEARCH AND DEVELOPMENTS -SAVYON

     The Company, through Savyon mainly, is engaged in certain research and development activities as detailed below. See Item 5D "Operating and Financial
Review and Prospects - Research and Development Grants." These activities include certain new projects in the diagnostic field. Savyon's gross research and development expenditures were approximately $671, $645 and $626 thousand for the years 2006, 2005 and 2004, respectivly and represents Savyon's effort in developing new products.

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

     There can be no assurance that patent applications will result in issued patents or that patents will not be circumvented or invalidated or that, if granted, they will provide any material benefit to the Company. The Company may be adversely affected by the costs of, or delays in, any litigation which may be required to protect patents and there can be no assurance that the Company will ultimately be successful in any such litigation. There can be no assurance as to the risk of infringing the patent rights of others.

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

     The Gamidor Group provides diagnostic systems, accessories, disposables and services to clinical laboratories, including for example genetic, pathology and hematology laboratories, as well as near-patient testing devices to doctors'
offices and supplies for industrial laboratories. Its customers generally consist of technicians and managers of such laboratories, the quality control departments of industrial firms, the Ministry of Health, administrators in HMO's
(Israeli health insurance organizations), private health care institutions and the Ministry of Defense.

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

     The Gamidor Group is also exclusively responsible in Israel for making available to clinical laboratories the external assessment programs of the
College of American Pathologists.It additionally markets software programs for diagnostic and related educational purposes.

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

     MAJOR SUPPLIERS

     During 2006 and 2005, purchases from one of Danyel's suppliers, Amersham
Biosciences ("Amersham"), which was acquired by General Electric during October of 2003, accounted for 25% and 26% respectively of the Company's annual cost of sales. In addition, during 2006 and 2005, purchases from one of the Gamidor
Group's suppliers, Dade Behring, accounted for 25% and 15% respectively of the
Company's annual cost of sales. A significant decrease in the level of the
Company's sales to these customers could adversely affect the Company's business and financial results.

     MAJOR CUSTOMERS

     Sales to three HMO's in Israel, namely Maccabi, Clalit and Meuhedet accounted respectively for 12%, 16% and 3% of the Company's annual sales during
2006, and 12%, 16% and 3% of such sales in 2005.

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

DANYEL

     Danyel Biotech's principal competitors in the distribution of reagents and systems to the biotechnology market in Israel include: Biorad Israel, Eldan
(Agilent), Medtechnica (Waters) in the field of chromatography; Pharmatec
(Tecan) and Saifan (Pe Life Science) in the field of advanced laboratory instrumentation (fluorometers, counters); DeGroot (Greiner), Geter (Corning) in the field of bio-plastics; and Saifan (PE Life Sciences -NEN-), Biological
Industries (Promega), Dinco Renihum (Invitrogen) and Sigma Israel in the field of molecular biology and Biology Reagents. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal year 2006 Danyel accounted for a significant portion of the Israeli distribution market for chromatography products, bio-plastics and advanced laboratory instrumentation and a lesser portion of the Israeli market for Danyel's other products.

GAMIDOR GROUP

     The Gamidor Group's principal competitors in the distribution of reagents and systems to clinical laboratories in Israel include: Ilex (Abbott) and Dover
(J&J) for hematology products; Dyn Diagnostics (Roche) and Pharmtop (Sorin) for immunology products; Ilex (Vitek) and Sorin for microbiology products; Teva
Medical (Nequas) for quality control products; Dyn Diagnostics (Roche) and
Medtechnica (Olympus) for clinical chemistry products. Although the Company is not aware of any published industry market share statistics, it estimates, based upon its knowledge of the industry, that in fiscal year 2006 the Gamidor Group accounted for a significant portion of the Israeli pathologygenetics, hemostasis products market and a lesser portion of the Israeli market for the Group's other
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

     The Company anticipates that the pressure on clinical laboratories to reduce the costs of in vitro diagnostic testing, coupled with the sluggish state of the market, may result in a consolidation among in vitro diagnostics suppliers. The Company expects the point of care and over-the-counter diagnostics markets to grow at a higher rate than the traditional in vitro diagnostics market, however. For further details as to the Company's current engagement in both areas, see below: "Market Segmentation - (end-user /
product)".

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

     The following markets of the laboratory, point of care and over-the-counter markets are areas which the Company believes offer future market opportunity and are envisaged as growth areas, conforming to current product lines and technologies of the Company, as well as those under development.

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

GOVERNMENT REGULATIONS

     Government Regulations

     The FDA of the United States as well as the IVDD European Directive , the
Health Authorities in Canada and the Ministry of Health in Israel impose substantial regulations on the manufacture of diagnostic products and must register these products before they can be marketed. In their evaluation process, such governmental bodies require lengthy and detailed laboratory and clinical testing procedures and manufacturing data for in vitro diagnostic
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

     The manufacture, distribution and sale of in vitro diagnostics products, such as the Company's test kits, require compliance with regulations which, generally, are less difficult to comply with than those covering therapeutic products. The FDA and similar agencies have substantial regulations applying to the testing, marketing (including export) and manufacturing of products to be used for the diagnosis of disease. The registration of the products by each governmental body is defined by the classification of the product. In the United
States, many diagnostic products may be accepted by the FDA pursuant to a
"510(k)" notification which establishes that the product in question is
"substantially equivalent" to similar diagnostic products already in general use. Failure to obtain acceptance under the 510(k) application process would require pre-market approval ("PMA"), a process involving lengthy and detailed laboratory and clinical testing as well as other costly and time-consuming procedures.

     The IVD European Directive uses three classifications: A, B, and NON A/B.
The A classification signifies high risk whereas B signifies moderate risk and
NON A/B signifies low risk. In Canada, the Health Authorities classify the products in four classes, where the highest number signifies the highest risk.
The Israeli Ministry of Health has no formal classification, which enables the
Company to sell throughout Europe.

     In addition, the Company has received an FDA approval for marketing a number of products in the United States, Canada and Israel. The Company is
accredited with the international quality standards of research, development and manufacturing and has received the FDA License and ISO 13485: 2003, which is recognized by IVDD European Direct, CMDCAS (Canadian Authorities), and The
Standards Institution of Israel.

     The following summarizes the principal foreign regulatory approvals that the Company's products have received:

---------------- ------------------------------------- ---------------------- -------------------------
   CATALOG NO                 PRODUCT                    FDA APPROVED 510K        CE EUROPE 98/79
---------------- ------------------------------------- ---------------------- -------------------------
    A181-01                 SeroCT(TM) IgG                                            Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A183-01                 SeroCT(TM) IgA                                            Approved
---------------- ------------------------------------- ---------------------- -------------------------
     511-01           SeroFIA(TM) Chlamydia IgG                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     512-01           SeroFIA(TM) Chlamydia IgM                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     513-01           SeroFIA(TM) Chlamydia IgA                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     570-01            SeroFIA(TM) C. psittaci                                        Approved
---------------- ------------------------------------- ---------------------- -------------------------
     580-01           SeroFIA(TM) C. trachomatis                                      Approved
---------------- ------------------------------------- ---------------------- -------------------------
     590-01           SeroFIA(TM) C. pneumoniae                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A111-01          SeroELISA(TM) Chlamydia IgG             K915281/A                Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A112-01        SeroELISA(TM) Chlamydia TRUE IgM                                   Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A113-01          SeroELISA(TM) Chlamydia IgA             K914327/C                Approved
---------------- ------------------------------------- ---------------------- -------------------------
     011-01         IPAzyme(TM) Chlamydia IgG/IgA             K910644                 Approved
---------------- ------------------------------------- ---------------------- -------------------------
     012-01         IPAzyme(TM) Chlamydia TRUE IgM           K901975/B                Approved
---------------- ------------------------------------- ---------------------- -------------------------
    B261-01M                 SeroMP(TM) IgG                  K882596/D                Approved
---------------- ------------------------------------- ---------------------- -------------------------
    B262-01M                 SeroMP(TM) IgM                  K895276/D                Approved
---------------- ------------------------------------- ---------------------- -------------------------
    B263-01M                 SeroMP(TM) IgA                  K882596/D                Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A191-01                  SeroCP(TM) IgG                                           Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A192-01                  SeroCP(TM) IgM                                           Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A193-01                  SeroCP(TM) IgA                                           Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A291-01                 SeroCP Quant IgG                                          Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A293-01                 SeroCP Quant IgA                                          Approved
---------------- ------------------------------------- ---------------------- -------------------------
     511-01           SeroFIA(TM) Chlamydia IgG                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     512-01           SeroFIA(TM) Chlamydia IgM                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     513-01           SeroFIA(TM) Chlamydia IgA                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     570-01            SeroFIA(TM) C. psittaci                                        Approved
---------------- ------------------------------------- ---------------------- -------------------------
     580-01           SeroFIA(TM) C. trachomatis                                      Approved
---------------- ------------------------------------- ---------------------- -------------------------
     590-01           SeroFIA(TM) C. pneumoniae                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A231-01             SeroPertussis(TM) IgG                                         Approved
---------------- ------------------------------------- ---------------------- -------------------------
    A233-01           SeroPertussis(TM) IgA/IgM                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     101-01                 URISCREEN(TM)                     K981084
---------------- ------------------------------------- ---------------------- -------------------------
     41110               QuickStripe(TM) hCG                                          Approved
---------------- ------------------------------------- ---------------------- -------------------------
     41210                 PregnanStick(TM)                                           Approved
---------------- ------------------------------------- ---------------------- -------------------------
     41207           QuickStripe(TM) Adeno / Rota                                     Approved
---------------- ------------------------------------- ---------------------- -------------------------
     41206            QuickStripe(TM) Adenovirus                                      Approved
---------------- ------------------------------------- ---------------------- -------------------------
     41205            QuickStripe(TM) Rotavirus                                       Approved
---------------- ------------------------------------- ---------------------- -------------------------
     41209               QuickStripe(TM) RSV                                          Approved
---------------- ------------------------------------- ---------------------- -------------------------
     41101           QuickStripe(TM) Chlamydia Ag                                     Approved
---------------- ------------------------------------- ---------------------- -------------------------
     42013              Vaginal Yeast Test                                            Approved
---------------- ------------------------------------- ---------------------- -------------------------

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
During 2006 the Company leased 136 square meters with parking for an annual rental fee of approximately $28,000, linked to the Israeli consumer price index, which includes rent and parking charges.

     The Gamidor Group's principal offices are located at the same location in
Petach Tikva and are leased from Gamida Israel. The Gamidor Group leases approximately 325 square meters of space plus parking space for an annual rental fee of approximately $75,000, linked to the Israeli consumer price index. Such lease currently extends until September 2007. In addition, the Gamidor Group has extended and increased its lease of a warehouse in Petach Tikva to approximately
450 square meters for an annual rental fee of approximately $37,000. The extension is until September 2007.Danyel's principal offices, including its administrative and technical service laboratory facilities, are located in the
Kiryat Weizman Science Park, Rehovot. Danyel leases approximately 240 square meters at an annual rental fee of approximately $29,000 (linked to the Israeli consumer price index). The agreement has been extended until May 30 2008. In addition, Danyel leases a warehouse of approximately 270 square meters for an annual rental fee of approximately $19,000 for a period of five years, ending
June 30, 2008.

     The Ashdod facilities are held by Savyon under the terms of a lease agreement from 1993, which was extended on August 1, 2004 for an additional ten years, pursuant to which Savyon leases approximately 2,300 square meters of space at an annual rental fee of approximately $185,000, linked to the Israeli consumer price index. Savyon's obligations under the terms of this lease are secured by a bank guarantee of approximately $185,000. These facilities, which are used for research and development activities, as well as for production and marketing of products, have been designed to comply with Good Manufacturing
Practices requirements. The Ashdod site generally operates on a one-shift basis and there is presently capacity available to accommodate future growth.

     The Company believes that its facilities are well maintained and in good operating condition, and will be adequate for its operations for the foreseeable future.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The Company maintains its accounts and present its financial statements in
U.S. Dollars, the currency of the economic environment in which the Company operates. The financial statements of the subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the year. The resulting aggregate translation adjustments are reported as a component of shareholders' equity accumulated other comprehensive income or loss.

     The sales of the Company represent the sales of Gamidor Diagnostics Ltd.
and Danyel Biotech Ltd. Operational costs include the expenses of Gamidor,
Daniel, Headquarters and public company related costs. The Company's consolidated figures for the year ended December 31, 2006, 2005 and 2004 include
Savyon's results on an equity method basis.

     A.   RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006 COMPARED TO THE YEAR ENDED DECEMBER 31, 2005

     Revenues for 2006 were $13.6 million compared to $12.0 million in 2005.
This represents an increase in sales in the genetics and chemistry markets to laboratories and point of care sites in Israel. Revenues for these two years do not include Savyon's sales, which are presented on an equity basis. Gross profit was $4.8 million as compared to $4.4 million for 2005.

     Selling and Marketing expenses were $2.9 million in 2006 compared to $2.5 million in 2005. The increase in selling and marketing expenses in 2006 resulted mostly from commissions paid to sales personnel due to an increase in sales, and the costs of recruiting additional personnel for the pupose of selling the company's new products. General and Administrative expenses were $1.7 million both in in 2006 and 2005.

     Operating income for the year 2006 amounted to $156 thousand compared to operating income of $110 thousand in 2005. An equity earning in affiliates amounted to $36 thousands in 2006 as compared to $ 167 thousand in 2005 and represents the Company's share in Savyon's net income.

     Net profit for fiscal year 2006 was $210 thousand or $0.03 per share, as compared to a net profit of $276 thousand, or $0.04 per share for fiscal year
2005.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

     Revenues for 2005 were $12.0 million compared to $12.1 million in 2004.
This represents stability in sales to laboratories and point of care sites in
Israel. Revenues for these two years do not include Savyon's sales, which are presented on an equity basis according to US GAAP. Gross profit was $4.4 million as compared to $4.2 million for 2004.

     Selling and Marketing expenses were $2.5 million in 2005 compared to $2.8 million in 2004. General and Administrative expenses were $1.7 million in 2005 versus $1.8 million in 2004.

     In 2005, the company was not required to record losses in Afferix as compared to an impairment loss of $100 thousand in 2004.

     Operating income for the year 2005 amounted to $110 thousand compared to an operating loss of $(555) thousand in 2004. The improvement is due to the following reasons:

-    An increase in profitability in some of our business with clinical diagnostics laboratories, as reflected in gross profits.

-    Efficiency in allocating selling and marketing efforts, which reduced costs.

-    During 2005 we did not record one time expenses as we did during 2004; such expenses in 2004 included expenses associated with the ImmvaRx transaction in the amount of $104 thousand and bad debt expenses in the amount of $102 thousand

     An equity earnings in affiliates amounted to $167 thousand in 2005 as compared to $53 thousand in 2004 and represent the Company's share in Savyon's net income.

     Net profit for fiscal year 2005 was $276 thousand or $0.04 per share, as compared to a net loss of $359 thousand, or $0.05loss per share for fiscal year
2004.

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

     We perform an annual impairment test for each fiscal year, or more frequently if impairment indicators are present. We operate in one operating segment, and this segment comprises our only reporting unit. Goodwill is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using market multiples and comparative analysis. Significant estimates used in the methodologies include estimates of market multiples for the reportable unit. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for our goodwill and intangible assets with an indefinite life.

     In addition, we test for impairment periodically whenever events or circumstances occur subsequent to our annual impairment tests that indicate that the asset may be impaired. Indicators we consider important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for our overall business, significant negative industry or economic trends, or a significant decline in our stock price for a sustained period. As of December
31, 2006 no impairment charges were required.

     REVENUE RECOGNITION:

     Revenues from product sales (equipment and reagents) are recognized in accordance with Staff Accounting Bulletin No. 104 "Revenue Recognition in
Financial Statements" ("SAB No. 104") when all following criteria are met:
persuasive evidence of an arrangement exists, delivery has occurred and collectibility is reasonably. All revenues are recognized once substantially all risks and rewards associated with ownership have passed, i.e. upon delivery.

     Savyon sells its products mainly through distributors, which considered end users without rights of return or any rights for price protection, exchange or stock rotation. Savyon provides warranty to the distributor only in cases the products were damaged in the shipment. According to the agreements with the distributors, the sale is definite. Therefore, revenue from distributors have been recognized on a "sell-in" basis (i.e., when the inventory is sold or delivered to the distributor).

     RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Income Tax
Uncertainties" ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as
"more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings.. The company estimates that the adoption of FIN 48 will not have any significant impact on its consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards
No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November
15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for
Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159
permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements

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

     C.   LIQUIDITY AND CAPITAL RESOURCES

     On December 31, 2006, the Company had working capital of approximately $2.5 million and shareholders' equity of approximately $7.2 million. During the year ended December 31, 2006, cash flow used in operating activities was approximately $0.1 million. The Company used approximately $1.0 million of net cash flow for investing activities, mainly for purchasing diagnostic equipment for long term transactions with hospitals and HMO's in Israel. The company financed such investing activities with long term bank loans.

     At December 31, 2006 we had cash and cash equivalents of approximatly $ 0.4 million as compare to short-term bank credit of approximately $1.4 million
(including current maturities of long term bank loans) and long-term loans of
$0.6 million. The Company believes that revenues from operations, bank credits and its available cash resources will provide sufficient funds to meet anticipated cash requirements for the Company's planned operations over the next twelve months.

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

                                                                             Year ended December 31,
                                                                          -----------------------------
                                                                          2006        2005         2004
                                                                          -----       -----       -----
                                                                          (in thousands of U.S. Dollars)

Gross research and development expenses other than Savyon                 $   -       $   -       $  95
Gross research and development expenses by Savyon                           737         645         626
Portion funded by the European Union's 5th Framework  Program (FP5)
   ("The CHEMAG Project" and "The NACBO project"- detailed below)           200          75         (46)
                                                                          -----       -----       -----
Net research and development expenses by Savyon                             537         570         580
                                                                          =====       =====       =====
Net research and development expenses                                     $ 537       $ 570         675
                                                                          =====       =====       =====

RESEARCH AND DEVELOPMENT GRANTS

     OFFICE OF CHIEF SCIENTIST ("OCS")

     Under the Company's research and development agreements with the OCS and pursuant to the Encouragement of Industrial Research and Development Law,
5744-1984, the Company is required to pay royalties at the rate of 3%-5% of sales of products developed with funds provided by the OCS, up to an amount equal to the OCS research and development grants (U.S. Dollar linked and bearing annual LIBOR interest since 1999) related to such products.

     The terms of these grants impose significant restrictions on the manufacture outside of Israel or the transfer of the technology developed pursuant to these grants to any person or entity without the prior consent of the Research Committee of the OCS. There can be no assurance that such consent, if requested, will be granted impose significant restrictions on.

     To date, the Company, excluding Savyon, has received approximately $0.66 million in grants for one project for the development of genetic diagnostic kits. The Company's contingent obligations based upon the OCS project are approximately $0.48 million (excluding accrued interest) . As at December 31,
2006 the Company had paid the OCS approximately $0.18 million in royalties at a royalty rate of 3.5%.

     CHEMAG CONSORTIUM

     Savyon is a member of a consortium ("CHEMAG Consortium") engaged in a research and development project, commenced in September 2001, into "novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment" ("CHEMAG Project"). The CHEMAG Consortium is funded by the
European Union's 5th Framework Program (FP5) with a total budget of (euro)4.9 million. expendable over a three-year period. Savyon's budget for this program over the three-year period of the CHEMAG Project is (euro)930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding (euro)465,125. As of December 31, 2004 the
Company had received (euro)418,000 and expects to have received approximately
(euro)47,125 by the end of 2007.

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

     E.   TREND INFORMATION

     The form 6-k filled on May 30, 2007, which were neither audited nor reviewed for the first quarter of 2007, Demonstrate an increase in the Company's revenues vs. a decrease in net profit. Revenues for the first quarter ended
March 31, 2007 were $4.08 million, as compared to $3.59 million for the corresponding quarter last year. The increase is mainly due to more business transactions we made in the genetic, chemistry and microbiology markets. The first quarter gross profit was $1.35 million, as compared to $1.39 million in the first quarter of 2006. Net income for the quarter was $113 thousand, as compared to net income of $352 thousand for the first quarter of the year 2006.
The decrease in net income is a result of the recruitment of additional sales personnel engaged for the pupose of selling the Company's future products.

     SALES

     The following is a breakdown of the Company's total revenues according to the main categories of products sold and/or services provided and according to the principal geographic markets in which the Company competes, for each of the last three fiscal years:

GEOGRAPHIC
   MARKET     PRODUCT CATEGORY                                2006                     2005                    2004
------------- ---------------------------------------- -------------------     ---------------------     ------------------
                                                                          In thousand of U.S Dollars
                                                       --------------------------------------------------------------------

Israel        Reagents and systems for the molecular
              biology industry                                 5,139                  4,774                   5,162

              Reagents and systems for clinical
              laboratories                                     8,517                  7,279                   6,968
------------- ---------------------------------------- -------------------     ---------------------     ------------------
TOTAL                                                         13,656                 12,053                  12,130
------------- ---------------------------------------- ------------------- --- --------------------- --- ------------------

     F.   OFF-BALANCE SHEET ARRANGEMENTS

     We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

     G.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of
December 31, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods:

                                              PAYMENTS DUE BY PERIOD
                                               IN THOUSANDS OF USD

                                               less than     2 - 3      more than
Contractual Obligations              Total       1 year      years      3 years
                                     -----       -----       -----       -----

Long-Term Debt Obligations           1,115         939         176           -

Operating Lease Obligations            287         225          62           -

Accrued severance pay, net (2)          74           -           -          74

Purchase Obligations (1)                 -           -           -           -
                                     -----       -----       -----       -----

Total                                1,476       1,164         238          74
                                     =====       =====       =====       =====

(1) The Company to date has met its purchase obligations mostly due to its main suppliers and maintains certain minimum purchase requirements with its main customers.

(2) Severance pay relates to accrued severance obligations to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee and there is no obligation if the employee voluntarily resigns.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     A.   DIRECTORS AND SENIOR MANAGEMENT

     The executive officers and directors of the Company are as follows:

Name                  Age        Position with the Company
----                  ---        -------------------------

Daniel Kropf          59         Chairman of the Board of Directors and Director (Class D)
Moshe Reuveni         51         Chief Executive Officer and Director (Class A)
Eran Rotem            39         Chief Financial Officer
Yacob Ofer            58         Director (Class D)
Rolando Eisen         65         Director (Class C)
Samuel Penchas        67         Director (Class B)
Israel Amir           65         Director (Class B)
Ethan Rubinstein      65         Director (Class A)
Varda Rotter          60         External Director
Elan Penn             56         External Director
Luly Gurevitch        46         Director (Class C)

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

     Mr. Eran Rotem has since May 2002 served as the Company's Chief Financial
Officer ("CFO"). During April 2006, Mr. Rotem was appointed as a director of
Afferix Ltd. Mr. Rotem served - as a senior manager in Ernst & Young, Certified
Public Accountants, from 1995 until April, 2002. He is himself a CPA and received his B.A. in Accounting and Finance from the Tel-Aviv College of
Management.

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
Professor Penchas currently serves as a member of the board of directors of the following corporations and organizations: Bank Hamizrachi Funds, Rosebud Medical
Ltd., Comsec Ltd., and Migdal Insurance holdings co. Ltd. Professor Penchas also currently holds the following positions: Emeritus Professor of health administration and Associate Professor of Medicine at the Hebrew University
Hadassah Medical School, Foreign Associate of the USA Academy of
Science-Institute of Medicine and an Advisor to the Prime Minister Republic of
Srbska.

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

     B.   COMPENSATION

     The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the 2006 fiscal year and in respect of such year was approximately $870,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company's entire obligation towards said directors and executive officers in respect of severance pay), as well as annual consultancy fees paid to certain directors and amounts expended by the Company for automobiles made available to its officers (but excluding insurance premiums paid in respect of Directors & Officers' Liability
Insurance). See Item 7. "Major Shareholders and Related Party Transactions - B.
Related Party Transactions."

     The Company may be deemed to be a "controlled company" under the applicable
Nasdaq regulations because the Company's principal stockholder owns approximately 62% of the Company's issued and outstanding shares. As such, the
Company is exempt from the requirements of Nasdaq Rule 4350(c)(3) with respect to the compensation of its Chief Executive Officer.

COMPENSATION OF INDIVIDUAL DIRECTORS

Included in the aggregate directors' and officers' compensation figure for 2006 set forth above were amounts paid pursuant to the following individual compensation arrangements:

     Mr. Daniel Kropf: In 2006, the Company reimbursed Gamida Israel for the services of Mr. Kropf as its active chairman at the rate of $10,000 per month.

     Mr. Israel Amir: Mr. Amir, who serves as a director of the Company, received approximately $5,000 per month in consulting fees in 2006.

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

     On November 5, 2006 the Board of Directors issued to Eran Rotem options to purchase 62,000 Ordinary Shares of the Company, Such options are exercisable in accordance with the provisions of the 2000 Plan, each into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $0.85, subject to a vesting schedule of five years, 20% on each of November 5, 2007, November 5,
2008, November 5, 2009, November 5, 2010, and November 5, 2011.

     On November 20, 2006 the Board of Directors issued to 6 employees Options to purchase an aggregate of 27,000 Ordinary Shares of the Company. Such options are exercisable in accordance with the provisions of the 2000 Plan, each into 1
Ordinary share of the Company, NIS 0.04 nominal value, at an exercise price of
$0.96, subject to a vesting schedule of three years, a 1/3 on each of November
20, 2007, November 20, 2008, November 20, 2008.

     As of December 31, 2006 options to purchase 1000 ordinary shares remain available for issuance under the plan.

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

     The Israeli Companies Law-1999 and requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise On March 29, 2006 the board of directors determined the minimum number to be two directors. In addition, the law was amended to require that, at least one external director have financial and accounting expertise and the other external directors are to possess professional qualifications, as promulgated by regulations to the Companies Law. These regulations provide that financial and accounting expertise require such director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The
Company's board of directors is to determine such candidate's qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the
Companies Law and Israeli securities laws. The Company may be deemed to be a
"controlled company" under the applicable Nasdaq regulations because the
Company's principal stockholder owns approximately 62% of the Company's issued and outstanding shares. As such, the Company is exempt from the requirements of
Nasdaq Rule 4350(c) with respect to the nomination of directors.

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

     The initial term of an external director is three years and may be extended for additional periods of up to three years each, pursuant to a recent amendment to the Companies Law, provided that the audit committee and the board of directors confirm that, in light of the outside director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the Company. Under the Companies Law, any committee of the Board of Directors must include at least one external director, and the Audit Committee must include all if the external Directors.

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
Elan Penn as an External Director and on December 20, 2006 the shareholders re-appointed him in the same capacity. Both Prof. Rotter and Mr. Penn have been serving as External Directors from the date of their respective appointments to date.

DIRECTORS' COMPENSATION

     The Company's executive directors (i.e. directors who receive remuneration from the Company either as employees or consultants) are not entitled to receive any separate compensation in consideration for their services as directors of the Company. The Company's non-executive directors receive annual fees which amounted to approximately $6,000 per person in 2006 on account of all services as directors, including participation in board and audit committee proceedings.
The members of the board do not receive any additional remuneration upon termination of their services as directors. The Company's non-executive directors for the year of 2006 were Professors. Varda Rotter, Ethan Rubinstein and Samuel Penchas , Mr. Rolando Eisen, and Dr. Elan Penn.

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

INTERNAL AUDITOR

     Under the Companies Law, Israeli companies whose securities are publicly traded are also required to appoint an Internal Auditor in accordance with the proposal of the audit committee. The role of the Internal Auditor is to examine, inter alia, whether the Company's actions comply with the law, integrity and orderly business procedure. In November 2000, Mr. Yossi Ginosar was appointed as the Company's Internal Auditor. In March 2007, Mr. Yossi Ginosar was
re-appointed as such.

     D.   EMPLOYEES

     As of December 31, 2006, the Company (directly and through its subsidiaries) employed at its facilities 114 persons, of whom 28 were employed in production, 8 in research and development and 78 in marketing, administration and management.

                                                         YEAR ENDED DECEMBER 31,
                                                        ------------------------
                                                        2006     2005       2004
                                                        ----     ----       ----

Number of Employees employed by the Company in *:

Management, sales and marketing                          78        81        91

Research and development                                  8         7         8

Production                                               28        27        26
                                                        ---       ---       ---

Total                                                   114       115       125
                                                        ===       ===       ===

     * Including Savyon's employees which were 54 and 55 and 56 in fiscal 2006
,2005 and 2004 respectively.

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

     E.   SHARE OWNERSHIP

     As of December 31, 2006, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding ordinary shares, other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida). See Item 7 "Major
Shareholders and Related Party Transactions - A. Major Shareholders". The
following table sets forth, as of June 28, 2007, the number of options to acquire ordinary shares owned by each of the directors and officers of the
Company, the exercise prices and termination dates of such options:

       NAME             NO. OPTIONS     EXERCISE PRICE                      TERMINATION DATE
       ----             -----------     --------------                      ----------------

Eran Rotem               55,000 (1)         $0.38       180 days from the date of termination of Mr. Rotem's
                                                        employment agreement
                         62,000 (2)         $0.85

Moshe Reuveni            50,000 (3)         $0.35       180 days from the date of termination of Mr. Reuveni's
                                                        employment agreement

Yacob Ofer               62,500 (4)         $0.86       180 days from the date of termination of Mr. Ofer's
                                                        employment agreement

Luly Gurevitch           30,000 (5)         $0.72       60 days from the date of termination of Mr. Gurevitch's
                                                        service agreement

1.   five year vesting schedule: 1/5 on each of May 20, 2003, 2004, 2005, 2006 and 2007.

2.   five year vesting schedule: 1/5 on each of November 5, 2007, 2008, 2009,
     2010, and 2011.

3.   four year vesting schedule: 1/4 on each of February 1, 2004, 2005, 2006 and
     2007.

4.   three year vesting schedule: 1/3 on each of August 24, 2005, 2006, and
     2007.

5.   three year vesting schedule: 1/3 on each of July 24 2006, 2007 and 2008.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.   MAJOR SHAREHOLDERS

     The following table sets forth, the number of ordinary shares owned by all shareholders known to the Company to own beneficially more than 5% of the
Company's ordinary shares, as of June 28, 2007.

                                    NUMBER OF ORDINARY    PERCENTAGE OF ALL ORDINARY SHARES
NAME AND ADDRESS                     SHARES NIS 0.04       NIS 0.04 OWNED OUTSTANDING (1)
----------------                     ---------------       ------------------------------

Gamida for Life B.V. (2)(3)
Drentestraat 24BG
1083 HK Amsterdam
The Netherlands                           4,819,761                      62%

1.   Based on 7,792,832 ordinary shares NIS 0.04 outstanding on, June 28, 2007.
     Also see (2) below.

2.   Gamida is the principal holding company of the Gamida Group (formerly the
     Eryphile Group), which engages in research, development, production and distribution of products and services for Healthcarein various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria. Gamida's
     share ownership had increased by 18% in October 2001, mainly due to a private placement (See Item 4. "Information On The Company - A. History and
     Development of the Company - Recent Developments" above). During 2003
     Gamida increased its percentage ownership in the Company by 14% through the acquisition of 1,122,317 ordinary shares in a private transaction.
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

     As of June 28, 2007 there were 7,792,832 ordinary shares outstanding, approximately 80 stockholders of record and more than 300 beneficial owners of its ordinary shares

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

SERVICES ARRANGEMENTS

     GAMIDA GROUP

     Following approval by the Company's audit committee and board of directors in November 2004, the Company's shareholders, on December 20, 2004, approved the following: Effective as of January 1, 2004, the annual service fees payable by the Company to Gamida Israel in consideration for the services of Mr. Daniel
Kropf as Chairman of the Board of Directors shall be $120,000 per annum, such fees to continue to be paid on a monthly basis plus VAT at the rate legally applicable at the time of payment, and both said services and the payment of such fees to remain mutually terminable upon ninety (90) days' prior written notice by either the Company or Gamida Israel. No additional fees were paid in respect of Mr. Kropf's services while acting as Chief Executive Officer of the
Company.

     Mr. Reuveni, who took office as the Company's Chief Executive Officer as of
January 2003, is paid a monthly fee of $5,000.

     Until March, 2002, Gamida Israel provided the Company with financial management, accounting and book-keeping services for an aggregate annual fee of
$316,000, which had been approved by the Company's board of directors, audit committee and shareholders meeting. In March 2002, the Company's board of directors, audit committee and shareholders approved a revision of the foregoing arrangements, as a result of which the Company with effect from January 2002 is to provide the Gamida Group as well as itself with the services previously rendered by Gamida Israel and Gamida Group is to reimburse the Company for its proportionate share of the expenses of providing such services. Accordingly, the
Company received payment amounting to an annual sum of approximately $262,000
(not including subsidiaries) for the year 2006 from the Gamida Group for such services.

     Mr. Gareth Keene, who is a director of Gamida, provides legal advice to the
Company and its subsidiaries through Gamida Israel. During 2006, Mr. Keene provided such legal services at a cost amounting to approximately $30,000.

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
Property, Plant and Equipment."

ACQUISITION OF GAMIDAGEN LTD

     In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen Ltd. ("GamidaGen"), formerly controlled by Gamida, in consideration for the issuance of 1,000,000 of the Company's ordinary shares to the shareholders of GamidaGen. GamidaGen's aggregate outstanding debts to third parties (including banks) amounted to approximately $0.7 million, in addition to approximately $0.3 million owed to the Company. As part of the acquisition the
Company agreed to assume a guarantee of up to $270,000 of Gamida Gen's debts in favor of an Israeli commercial bank (included in the above sum of third party debts) provided by DMI Investments B.V.("DMI"). DMI had thereafter been required by the bank to discharge its obligations pursuant to its guarantee. In September
2004, the Company entered into an agreement by and among DMI, the Company and
Gamida Gen pursuant to which the Company issued to DMI, 54,105 ordinary shares of the Company in consideration of DMI fully and finally releasing the Company of any obligation which it may have in connection with DMI's demands to be reimbursed for the amount of approximately $270,000.

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

LEGAL PROCEEDINGS

     The Company is not currently involved in any material legal proceedings and there are no material legal proceedings pending against it, with the exception of a legal claim that was filed in February 2003 against the Company and Pronto, in an amount of approximately $179,000, by a former employee concerning termination of employment. On May 3, 2007, the court rejected the claimant's claim and ruled in favor of the Company and Pronto.

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

FISCAL YEAR                                  HIGH       LOW

2002                                         0.68        0.2
2003                                          1.9       0.25
2004                                         1.52        0.6
2005                                         1.45       0.37
2006                                          4.3       0.39

2005                                         HIGH       LOW

First Quarter                                1.09       0.58
Second Quarter                               0.95        0.6
Third Quarter                                0.87       0.65
Fourth Quarter                               0.75        0.6

2006                                         HIGH       LOW

First Quarter                                1.31       0.39
Second Quarter                               1.06       0.51
Third Quarter                                0.99       0.63
Fourth Quarter                                4.3       0.85

MOST RECENT SIX MONTH                        HIGH       LOW

December, 2006                               2.29       1.37
January, 2007                                1.12       1.98
February, 2007                               1.69       1.29
March, 2007                                  1.25       1.55
April, 2007                                  2.03       1.24
May 2007                                     1.29       0.92

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

     As of December 31, 2006, further to a Shareholders resolution to increase the authorized share capital and amend the Articles of Association accordingly, the Company's authorized share capital consisted of 150,000,000,ordinary shares,
NIS 0.04 nominal value. As of December 31, 2006, there were 7,792,832 issued and outstanding ordinary shares and no preferred shares issued and outstanding.

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
The CHEMAG Project commenced in September 2001. Savyon's budget for this program over the three-year period of the Project is (euro)930,249, of which it is entitled to claim a contribution of one half from the EU through FP5, i.e. a total contribution not exceeding (euro)465,125. As of December 31, 2006 the
Company had received (euro)418,000 and expects to receive approximately
(euro)47,125 by the end of 2007.

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

     DANYEL

     DANYEL AGREEMENT: Danyel is an 80% owned subsidiary of the Company, the remaining 20% being owned by L.C.Tech Ltd., a company controlled by Mr. Luly
Gurevich, who also provides general management services to Danyel through a consultancy company under his full control. The founders' agreement of 1998 provides Mr. Gurevich with certain rights to require Healthcare to acquire his shareholdings in Danyel upon termination of his office as General Manager. The agreement further provides the parties with the right to appoint a certain number of members to Danyel's board of directors (to consist of up to 5 members, of whom one shall be Mr. Gurevich, subject to certain conditions). In accordance with the agreement, Mr. Gurevich was formally appointed as Danyel's first
General Manager. The founders agreement also provides Mr. Gurevich with veto rights relating to certain matters as well as requiring a special majority for the approval of certain others. The agreement provides for distribution of annual dividends at a rate of up to 50% of profits, subject to certain conditions. The agreement imposes certain restrictions on transfer and disposal of shares by the parties, including rights of first refusal and certain tag-along rights.

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

     HEALTHCARE

     NEXGEN TRANSACTION

On November 29, 2006, Healthcare signed a Letter of Intent with NexGen Biofuels,
Inc. ("Nexgen"), and Gamida. that provided for (i) the transfer to Healthcare of
NexGen's assets relating to the ethanol and bio-diesel manufacturing facilities on land under option in the United States in consideration for a controlling stake in Healthcare and (ii) the purchase of Healthcare's holdings in its subsidiaries by Gamida in consideration for all of Gamida's shares in
Healthcare. The Letter of Intent further contemplated that the number of shares to be issued in consideration for NexGen's assets shall be based on the valuation of the assets to be provided by a recognized valuation firm.

On January 16, 2007, Healthcare signed a definitive agreement with NexGen and
Gamida., for the purchase of NexGen's assets and the sale of its current business.

Under the terms of the agreement, NexGen will transfer its assets to a newly formed wholly-owned US subsidiary of Healthcare for shares in Healthcare at a price per share of $1.50. The number of shares to be issued for such assets will be based on a valuation of the assets to be provided by a recognized valuation firm. On May 4, 2007, Healthcare received a valuation report concerning NexGen's assets from American Appraisal Associates that valued such assets at approximately $ 58 million.

The contemplated transaction also includes the purchase by Gamida of
Healthcare's holdings in its subsidiaries and related assets in consideration for 4.7 million of Gamida's shares in Healthcare.

Until 180 days following the Closing, NexGen will have the option to transfer an existing ethanol or biodiesel plant in exchange for up to 80 million additional
Healthcare shares at a price per share of $1.50.

     Closing of the transaction is subject to the completion of due diligence, the receipt of the necessary corporate, regulatory and third party approvals, including Healthcare's shareholders and the approval of an Israeli District
Court and other closing conditions. No assurance can be given that the transactions contemplated by the agreement announced today will close

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
Key Information - D. Risk Factors."

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

STATUTORY CORPORATE TAX RATE

     Israeli companies are generally subject to corporate tax on their taxable income at a rate of 31% ( in the 2006 tax year), 29% (in the 2007 tax year) 27%
(in the 2008 tax year), 26% (in the 2009 tax year) and 25% (in and after the
2010 tax year).

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

CAPITAL GAINS TAX APPLICABLE TO SHAREHOLDERS

     On January 1, 2006 an amendment to the Israeli tax regime became effective
(the "2006 Tax Reform"). The 2006 Tax Reform significantly changed the tax rates applicable to income derived from shares.

     According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10%
or more of the right to profits, right to nominate a director and voting rights)
of the company issuing the shares. These provisions will not apply to individuals who are dealers in seurities. There will generally be no capital gains tax on the inflationary surplus. The rate on the gains from publicly traded shares applicable to gains that were realized before January 1, 2006 was
15%.

     A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

     The 20% tax rate will apply to capital gains deemed to have been derived after January 1, 2003. For gains before 2003, Regulations promulgated under the
Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax derived from the sale of shares of an "industrial company," as defined by the Law for the Encouragement of Industry (Taxation), 1969, provided that the shares were traded on specified non-Israeli markets, including The Nasdaq
SmallCap Market. Shareholders are advised to consult their tax advisors regarding the availability of the exemption.

     Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer's initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

     In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

     Pursuant to the treaty between the Governments of the United States and
Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in
U.S. laws applicable to foreign tax credits.

TAXATION OF NON-RESIDENT SHAREHOLDERS ON ORDINARY INCOME

     Non-residents of Israel are subject to Israeli income tax on ordinary income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 20% is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. If the dividends are distributed out of approved enterprise earnings, the applicable tax rate would be 15%. Under the
United States-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however, the tax rate is reduced to 12.5% for dividends not generated by an approved enterprise to a corporation which holds 10% or more of the company's voting power during a certain period preceding the distribution of the dividend.
Dividends derived from an approved enterprise will still be subject to 15% tax withholding.

     Residents of the United States will generally have taxes in Israel withheld at source. Such persons generally would be entitled to a credit or deduction for
United States Federal income tax purposes for the amount of such taxes withheld, subject to limitations applicable to foreign tax credits.

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

INTEREST RATE RISK

     At December 31, 2006, the Company had loans payable carrying fluctuating interest rates in the amount of approximately two million Dollars (including current maturities). Market risk was estimated as the potential increase in fair value resulting from a hypothetical 10% increase in the annual interest rate.
Assuming such increase in the interest rate, the fair value of the Company's loans would increase by approximately $200 thousand.

FOREIGN CURRENCY EXCHANGE RISK

     At December 31, 2006, the Company had U.S. Dollar denominated assets (i.e.
cash and cash equivalents, trade receivables, etc.) in the amount of approximately $3.36 million and liabilities (i.e. short-term credit, trade payable, long term loans, etc.) in the amount of approximately $3.29 million.
Market risk was estimated as the potential increase in fair value of net excess abovementioned liabilities over abovementioned assets resulting from a hypothetical 10% decrease in the year-end Dollar exchange rate. Assuming such decrease in the Dollar exchange rate, the fair value of the Company's net excess
U.S. Dollar denominated liabilities over assets would increase by approximately
$8 thousand.

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

     C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The Company's principal accountants for the years 2006 and 2005 were Kost
Forer Gabbay & Kasierer, a member of Ernst & Young Global.

The table below summarizes the audit and other fees paid (in thousands of USD)
the Company and its consolidated subsidiaries to Kost Forer Gabbay &
Kasierer, during each of 2006 and 2005:

                               Year Ended December 31, 2006  Year Ended December 31, 2005
                                 -----------------------       ------------------------
                                 Amount       Percentage       Amount        Percentage
                                 ------       ----------       ------        ----------

Audit Fees (1)                    $65             87%            $61             68%
Audit-Related Fees (2)            $ 0              0%            $ 4              4%
Tax Fees (3)                      $10             13%            $25             28%
Total                             $75            100%            $90            100%

(1) "Audit fees" includes annual audit fees for Healthcare and its subsidiaries.

(2) "Audit-related fees" are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(3) for services rendered to the company during and/or pertaining to the year
2006 in connection with the following: tax related work, consulting services as to government grants, review of the financial statements, consultation as to various transaction and the like

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

     (b)  Savyon Diagnostics Ltd financial statements.

                HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                                 IN U.S. DOLLARS

                                      INDEX

                                                                    PAGE
                                                                 ----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM               70

CONSOLIDATED BALANCE SHEETS                                         71 - 72

CONSOLIDATED STATEMENTS OF OPERATIONS                                 73

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                         74

CONSOLIDATED STATEMENTS OF CASH FLOWS                                 75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                         76 - 101

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS                         102

                   |X| Kost Forer Gabbay & Kasierer  |X| Phone: 972-3-5680333
                       3 Aminadav St.                    Fax:   972-3-5633407
                       Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

     We have audited the accompanying consolidated balance sheets of Healthcare
Technologies Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the U.S.

     As discussed in Note 2 to the consolidated financial statements, the
Company adopted the provision of Statement of Financial Accounting Standard No.
123(R), "Share-Based Payment", effective January 1, 2006.

Tel-Aviv, Israel                               KOST FORER GABBAY & KASIERER
May 31, 2007                                 A Member of Ernst & Young Global

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                        DECEMBER 31,
                                                               ----------------------------
                                                                   2006            2005
                                                               ------------    ------------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                    $        361    $        699
  Trade receivables (net of allowance for doubtful accounts
    of $ 47 and $ 39 in 2006 and 2005,
    respectively)                                                     3,735           3,381
  Related parties (Note 13)                                             268             320
  Deferred share - issuance expenses                                     59               -
  Other accounts receivable and prepaid expenses (Note 3)               430             386
  Inventories                                                         2,819           1,970
                                                               ------------    ------------

TOTAL current assets                                                  7,672           6,756
                                                               ------------    ------------

LONG-TERM INVESTMENTS:
  Investments in affiliates (Note 2f)                                   325             289
  Long-term receivables                                                   2              29
  Severance pay fund                                                  1,022             805
                                                               ------------    ------------

TOTAL long-term investments                                           1,349           1,123
                                                               ------------    ------------

PROPERTY AND EQUIPMENT, NET (Note 4)                                  2,197           1,599
                                                               ------------    ------------

OTHER ASSETS, NET:
  Intangible assets, net                                                 22              42
  Goodwill                                                            2,854           2,854
                                                               ------------    ------------

TOTAL other assets                                                    2,876           2,896
                                                               ------------    ------------

TOTAL assets                                                   $     14,094    $     12,374
                                                               ============    ============

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                            DECEMBER 31,
                                                                    -----------------------------
                                                                       2006              2005
                                                                    ------------     ------------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term bank credit (Note 5)                                   $      1,023     $        777
  Current maturities of long-term bank loans (Note 7)                        362              163
  Trade payables                                                           2,558            2,672
  Related parties (Note 13)                                                   19               88
  Other accounts payable and accrued expenses (Note 6)                     1,093              858
                                                                    ------------     ------------

TOTAL current liabilities                                                  5,055            4,558
                                                                    ------------     ------------

LONG-TERM LIABILITIES:
  Long-term bank loans, net of current maturities (Note 7)                   628              174
  Accrued severance pay                                                    1,096              851
                                                                    ------------     ------------

TOTAL long-term liabilities                                                1,724            1,025
                                                                    ------------     ------------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (Note 9):
  Share capital -
    Ordinary shares of NIS 0.04 par value - Authorized:
      40,000,000 shares as of December 31, 2006 and 2005; Issued and Outstanding: 7,792,832 and 7,702,832 shares as of
      December 31, 2006 and 2005, respectively                               100              100
  Additional paid-in capital                                              28,103           28,044
  Accumulated other comprehensive loss                                      (113)            (319)
  Deferred stock-based compensation                                            -              (49)
  Accumulated deficit                                                    (20,775)         (20,985)
                                                                    ------------     ------------

TOTAL shareholders' equity                                                 7,315            6,791
                                                                    ------------     ------------

TOTAL liabilities and shareholders' equity                          $     14,094     $     12,374
                                                                    ============     ============

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                 YEAR ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             2006         2005         2004
                                                           --------     --------     --------

Sales                                                      $ 13,656     $ 12,053     $ 12,130
Cost of sales                                                 8,881        7,684        7,925
                                                           --------     --------     --------

Gross profit                                                  4,775        4,369        4,205
                                                           --------     --------     --------

Operating expenses:
  Research and development                                        -            -           95
  Selling and marketing                                       2,929        2,508        2,760
  General and administrative                                  1,690        1,751        1,805
  Impairment of an investment in Afferix (Note 1f)                -            -          100
                                                           --------     --------     --------

TOTAL operating expenses                                      4,619        4,259        4,760
                                                           --------     --------     --------

Operating income (loss)                                         156          110         (555)
Financial expenses, net (Note 11a)                               (2)         (19)        (145)
Other income, net (Note 11b)                                     20           18          288
                                                           --------     --------     --------

Income (loss) before equity in earnings of an affiliate         174          109         (412)
Equity in earnings of an affiliate                               36          167           53
                                                           --------     --------     --------

Net income (loss)                                          $    210     $    276     $   (359)
                                                           ========     ========     ========

Basic and diluted net earnings (loss) per share            $   0.03     $   0.04     $  (0.05)
                                                           ========     ========     ========

Weighted average number of shares used in computing
  basic net earnings (loss) per share
  attributed to Ordinary shareholders                         7,715        7,703        7,667
                                                           ========     ========     ========

Weighted average number of shares used in computing
  diluted  net earnings (loss) per share
  attributed to Ordinary shareholders                         7,715        7,768        7,667
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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

                                         TOTAL     NUMBER                          ACCUMULATED   DEFERRED
                                    COMPREHENSIVE OF SHARES             ADDITIONAL    OTHER      STOCK-                    TOTAL
                                         INCOME     (IN        SHARE     PAID-IN  COMPREHENSIVE   BASED    ACCUMULATED SHAREHOLDERS'
                                         (LOSS)   THOUSANDS)  CAPITAL    CAPITAL       LOSS    COMPENSATION   DEFICIT     EQUITY
                                        --------   --------   --------   --------    --------    --------    --------    --------

Balance as of January 1, 2004                         7,649   $     99   $ 23,303    $    (25)   $   (131)   $(20,902)   $  2,344
Net loss                                $   (353)         -          -          -           -           -        (359)       (359)
Other comprehensive loss-
Foreign currency translation
  adjustments                                (89)         -          -          -         (89)          -           -         (89)
                                        --------
Total comprehensive loss                $   (442)
                                        ========
Issuance of shares                                       54          1         34           -           -           -          35
Issuance expenses                                         -          -        (70)          -           -           -         (70)
Amortization of deferred stock based
  compensation                                            -          -          -           -          41           -          41
                                                   --------   --------   --------    --------    --------    --------    --------

Balance as of December 31, 2004                       7,703        100     23,267        (114)        (90)    (21,261)      1,902
Net income                              $    276          -          -          -           -           -         276         276
Other comprehensive loss-
Foreign currency translation
  adjustments                               (205)         -          -          -        (205)          -           -        (205)
                                        --------
Total comprehensive income              $     71
                                        ========
Capital surplus in respect of
  transaction between related parties                     -          -      4,771           -           -           -       4,771

Amortization of deferred stock
  based compensation                                      -          -          -           -          41           -          41
Compensation related to options
  granted to consultants                                  -          -          6           -           -           -           6
                                                   --------   --------   --------    --------    --------    --------    --------

Balance as of December 31, 2005                       7,703        100     28,044        (319)        (49)    (20,985)      6,791
Net income                              $    210          -          -          -           -           -         210         210
Other comprehensive loss-
Foreign currency translation
  adjustments                                206          -          -          -         206           -           -         206
                                        --------
Total comprehensive income              $    416
                                        ========
Reclassification of deferred
  compensation to additional
  paid-in capital                                         -          -        (49)          -          49           -           -
Exercise of options                                      90        *)-         32           -           -           -          32

Stock-based compensation expenses                         -          -         68           -                       -          68
Compensation related to options
  granted to consultants                                  -          -          8           -           -           -           8
                                                   --------   --------   --------    --------    --------    --------    --------

Balance as of December 31, 2006                       7,793   $    100   $ 28,103    $   (113)   $      -    $(20,775)   $  7,315
                                                   ========   ========   ========    ========    ========    ========    ========

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                 YEAR ENDED DECEMBER 31,
                                                          ----------------------------------
                                                            2006         2005         2004
                                                          --------     --------     --------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                       $    210     $    276     $   (359)
  Adjustments required to reconcile net income
    (loss) to net cash provided by (used in)
    operating activities:
    Impairment of an investment in an affiliate                  -            -          100
    Equity in earnings of an affiliate                         (36)        (167)         (53)
    Depreciation and amortization                              563          325          464
    Foreign currency exchange rate for long-term
    receivable and bank loans, net                              68           (8)          60
    Loss (gain) from sale of property and equipment             (9)         (18)          10
    Stock-based compensation expenses                           68           41           41
    Amortization of compensation related to options
    granted to consultants                                       8            6            -
    Other income                                                 -            -         (235)
    Accrued severance pay, net                                  24          (19)          10
    Decrease (increase) in trade receivables                   (76)         367         (283)
    Decrease (increase) in related parties, net               (190)        (279)          88
    Decrease (increase) in other accounts receivable
    and prepaid expenses                                       127         (374)         275
    Increase in inventories                                   (687)        (395)        (146)
    Increase (decrease) in trade payables                     (330)         451         (488)
    Increase in other accounts payable and accrued
    expenses                                                   136          147          173
                                                          --------     --------     --------

Net cash provided by (used in) operating activities           (124)         353         (343)
                                                          --------     --------     --------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment                  11          110           78
  Purchase of property and equipment                        (1,018)        (936)        (313)
  Proceeds from the collection of long-term
  receivables, net                                              29          240          227
  Investment in affiliate                                        -         (150)           -
  Proceeds from sale of Procognia                                -           10            -
                                                          --------     --------     --------

Net cash used in investing activities                         (978)        (726)          (8)
                                                          --------     --------     --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term bank credit, net                                  182          (23)         799
  Issuance expenses                                              -            -          (70)
  Proceeds from long-term loans                                813          273          195
  Principal payment of long-term loans                        (250)        (142)      (1,061)
  Deferred share- issuance expenses                            (59)           -            -
  Proceeds from exercise of options                             32            -            -
                                                          --------     --------     --------

Net cash provided by (used in) financing activities            718          108         (137)
                                                          --------     --------     --------

Effect of exchange rate changes on cash and
cash equivalents                                                46           13          (11)
                                                          --------     --------     --------

Decrease in cash and cash equivalents                         (338)        (252)        (499)
Cash and cash equivalents at the beginning of the year         699          951        1,450
                                                          --------     --------     --------

Cash and cash equivalents at the end of the year          $    361     $    699     $    951
                                                          ========     ========     ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS ACTIVITIES:
  Cash paid during the year for:
    Interest                                              $    145     $     81     $     64
                                                          ========     ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a.   Healthcare Technologies Ltd. (the "Company"), was established as an
          Israeli corporation. The Company and its subsidiaries (collectively,
          "the Group"), are engaged in the development, manufacturing and marketing of medical diagnostic kits and provide service tools and materials to diagnostic and biotech research professionals in laboratory and point-of-care sites in Israel and worldwide. The Group is also engaged in the production and marketing of molecular biology based gene-screening tools for the detection of certain
          gene-associated disorders in humans. The Group's major sales market is the Israeli market. As for geographic markets and major customers, see
          Note 12.

          Pronto Technologies Ltd. ("Pronto") and Gamida Gen Ltd. (Israel)
          ("Gamida Gen"), a wholly-owned subsidiary of Pronto, are Israeli biotechnology companies engaged in the production and marketing of molecular biology-based gene screening tools for the detection of certain gene related disorders in humans.

          Savyon Diagnostics Ltd. ("Savyon"), an affiliate, is engaged in the serology field, and manufactures sophisticated microplate-based enzyme immuno assays for the detection of antibodies.

          The Company's subsidiaries, Danyel Biotech Ltd. ("Danyel"), Gamida Gen
          Marketing (1979) Ltd. ("Gamida Gen Marketing") (formerly - Gamidor
          Ltd.) and Gamidor Diagnostic Ltd. ("Gamidor") distribute medical diagnostic kits, reagents and chemicals for research, industrial and clinical uses.

          The Company's shares are traded on the National Association of
          Securities Dealers Automated Quotation System ("NASDAQ") in the United
          States.

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

          The Group's sales to two customers account for a significant portion of the Group's total sales and the loss of these customers could have a material adverse effect on the Group's business and financial results (see also Note 12b).

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

     c.   The NexGen Biofiles Inc ("NexGen") transaction:

          On November 29, 2006, the Company signed a Letter of Intent ("LOI")
          with NexGen and Gamida for Life B.V. ("Gamida"). The transaction includes (i) the transfer to Healthcare of NexGen's assets relating to the construction, ownership and operation of ethanol and bio-diesel manufacturing facilities on land under option in the United States in consideration of a controlling stake in Healthcare, and (ii) the purchase of Healthcare's holdings in its subsidiaries by Gamida in consideration of all of Gamida's shares in Healthcare.

          The Letter of Intent further contemplated that the number of shares to be issued in consideration of NexGen's assets shall be based on the valuation of the assets to be provided by a recognized valuation firm.

          Subsequent to the balance sheet date, on January 16, 2007, the Company signed a definitive agreement with NexGen and Gamida. for the purchase of NexGen's assets and the sale of its current business.

          Under the terms of the agreement, NexGen will transfer its assets to a newly formed wholly-owned U.S. subsidiary of Healthcare for shares in
          Healthcare at a price per share of $ 1.50. The number of shares to be issued for such assets will be based on a valuation of the assets to be provided by a recognized valuation firm.

          The contemplated transaction also includes the purchase by Gamida of
          Healthcare's holdings in its subsidiaries and related assets in consideration of 4.7 million of Gamida's shares in Healthcare.

          Until 180 days following the closing, NexGen will have the option to transfer an existing ethanol or biodiesel plant in exchange for up to
          80 million additional Healthcare shares at a price per share of $
          1.50.

          Closing of the transaction is subject to the completion of due diligence, the receipt by Healthcare of a written valuation by a recognized valuation firm, the receipt of the necessary corporate, regulatory and third party approvals, including Healthcare's shareholders and the approval of a District Court in Israel and other closing conditions.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

     d.   The ImmvaRx Inc. ("ImmvaRx") transaction:

          On June 29, 2004, the Company signed a term sheet with ImmvaRx for the transfer by ImmvaRx to the Company of all of ImmvaRx's assets, including its intellectual property, in exchange for up to an approximate 87% interest in the Company. In addition, ImmvaRx may conduct a tender offer for the purchase of all of the Company's shares.

          On January 30, 2006, for various reasons, including, without limitation, that the closing (as defined in the purchase assets agreement) did not take place on or before January 31, 2006, the parties entered into a termination agreement according to which: 1)
          the original purchase agreement is terminated effective as of January
          31, 2006; 2) as of January 30, 2006, each party expressly releases and forever discharges the other parties from and against any and all actions, cause of action, claims, demands, sums of money, other obligations whatsoever in connection with the original purchase assets agreement.

          All costs related to the transaction incurred by the Company were recorded in the statement of operations.

     e.   Investment in Procognia:

          In January 2000, the Company established a 98% - owned subsidiary,
          Procognia (Israel) Ltd. ("Procognia Israel"). In April 2002, Procognia
          Israel's shareholders swapped their shares in Procognia Israel for shares in a newly formed U.K. company ("Procognia"). Procognia develops certain products and technologies in the Glycomolecular field and in the Biochemistry of sugar.

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
          Consequently, the Company no longer retained the right to appoint directors in Procognia and had no obligation to finance Procognia's operations.

          On March 31, 2005, the Board of Directors and its audit committee had approved the sale of all the Company's shares in Procognia to the
          Company's principal shareholder, Gamida for Life BV ("Gamida"). On May
          29, 2005, the shareholders of the Company approved the sale. The
          Company sold and transferred an aggregate amount of 6,255,000 Ordinary shares of Procognia to Gamida in consideration of an initial payment of $ 10 and the additional payments as follows:

          i.   In the event that the ImmvaRx transaction will be executed,
               Gamida shall pay the Company an additional $ 420.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

          ii.  In the event that the ImmvaRx transaction is not executed, or in the event it is executed but ImmvaRx's option to execute the tender offer expires before consummation thereof, Gamida will pay the Company, upon Gamida's sale of the Procognia shares to a third party, all amounts received in consideration therefore equivalent to an amount no greater than $ 420, plus, if any, 30%
               of the remaining consideration.

          iii. In the event that within one year of the execution date of the agreement, Gamida will sell the shares and the sale occurs prior to the consummation of the ImmvaRx transaction, Gamida will pay the Company all amounts received in consideration therefore up to
               $ 420, plus, if any, 80% of the remaining consideration.

          The transaction was effected with a controlling shareholder and, therefore, the Company has not recorded any gain in the statements of operations. An amount of $ 4,771 (and any additional proceeds that the
          Company will receive for the sale of Procognia's shares) was recorded as additional paid-in capital.

          Since ImmvaRx transaction was cancelled in January 2006, only option
          ii is applicable. No consideration was paid.

     f.   Investment in Afferix:

          In August 2003, the Group invested in Afferix Ltd., by way of a convertible bridge loan in an amount of $ 211. Afferix developed a diagnostic kit for the identification of free iron in the blood stream. The bridge loan agreement entitled the Group to designate one director to the Afferix board of directors.

          It was agreed that the Group is entitled to either convert or demand repayment of the loan subject to certain provisions of the bridge loan agreement, provided that the Group shall not be able to demand repayment before December 31, 2004.

          In the beginning of 2005, the loan was converted into shares representing approximately 27% of the issued and outstanding share capital of Afferix. Currently, the Group is entitled to designate one director to the Afferix board of directors. Since the Company has the ability to exercise significant influence over operating and financial policies of Afferix, the Company applies the equity method to its investment. The affiliate has negative equity and since the Company did not provide any guarantees to subsidize the affiliate's losses, the Company ceased to assume the affiliate's loss when its shareholders' equity becomes negative.

          The Company's investment in Afferix is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with
          Accounting Principle Board Opinion No.18, "The Equity Method of
          Accounting for Investments in Common Stock" ("APB No.18"). As of
          December 31, 2006, 2005 and 2004, based on managements' most recent analyses, impairment losses have been identified in the amount of $ 0,
          $ 0, and $ 100, respectively.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

     g.   The DMI guarantee:

          As part of the acquisition of Gamida Gen Ltd. in January 2001, the
          Company agreed to assume a guarantee of up to $ 270 for Gamida Gen's debts in favor of an Israeli commercial bank provided by DMI
          Investments B.V. ("DMI"). DMI had been required by the bank to discharge its obligations pursuant to its guarantee and the Company recorded a liability in the amount of $ 270. In September 2004, the
          Company entered into an agreement by and among DMI, the Company and
          Gamida Gen, pursuant to which, the Company issued to DMI, 54,105
          Ordinary shares of the Company in consideration of DMI, fully and finally releasing the Company from any obligation which it may have in connection with DMI's demands to be reimbursed for the amount of approximately $ 270. The Company has recorded the issuance of shares during 2004 at their fair value of $ 35 on the issuance date and the remaining $ 235 was recorded as other income.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared according to accounting principles generally accepted in the United States ("U.S.
     GAAP"), applied on a consistent basis, as follows:

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

     b.   FINANCIAL STATEMENTS IN U.S. DOLLARS:

          The functional currency of the Company is the U.S. dollar ("dollar"), as the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The Company's operations are currently conducted in Israel and most of its expenses are currently paid in dollars. Financing and investing activities and equity transactions, are effected in dollars.

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of
          Financial Accounting Standard No. 52, "Foreign Currency Translations".
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The financial statements of the subsidiaries, whose functional currency is not the dollar, have been translated into dollars for balance sheet accounts using the month end rates in effect as of the balance sheet date and average exchange rate for revenue and expenses accounts for each respective period. The translation adjustments are deferred as a separate component of shareholders' equity, within accumulated other comprehensive loss, net of tax where applicable.
          Gains or losses resulting from transactions denominated in foreign currencies are included in other income or expense, within the consolidated statements of operations.

     c.   PRINCIPLES OF CONSOLIDATION:

          The consolidated financial statements include the accounts of the
          Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation. Losses applicable to the minority in Danyel are allocated to the Company, since it solely finances Danyel's operations.

     d.   CASH AND CASH EQUIVALENTS:

          Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

     e.   INVENTORIES:

          Inventories are stated at the lower of cost or market value. Inventory provisions are provided to cover risks arising from slow-moving items or technological obsolescence, excess inventories and for market prices lower than cost. In the years ended December 31, 2006, 2005 and
          2004, the Company provided for write-off in the amounts of $ 0 $ 6, and $ 4, respectively, which are included in the cost of sales.

          Cost is determined using the moving average cost method.

          The Company's entire inventory is finished goods.

     f.   INVESTMENTS IN AFFILIATED COMPANIES:

          Affiliated companies are companies held to the extent of 20% or more
          (which are not subsidiaries), or companies less than 20% held, in which the Company can exercise significant influence over operating and financial policy of the affiliate.

          The Company's investment in 50% of Savyon's shares is accounted for by the equity method in accordance with APB No.18.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Following are condensed data from Savyon's balance sheets as of
          December 31, 2006 and 2005 and statements of operations for the years ended December 31, 2006 and 2005:

                                        DECEMBER 31,
                               ----------------------------
                                  2006              2005
                               ----------        ----------

Current assets                 $    2,373        $    2,075
Non-current assets                  1,865             1,543
Current liabilities                 2,133             1,648
Non-current liabilities             1,455             1,392
Net sales                           4,849             5,103
Gross profit                        2,177             2,394
Net income                             72               336

     g.   PROPERTY AND EQUIPMENT:

          Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                             %
                                             --------------------------------------

Laboratory and medical equipment                      10 - 33 (mainly 20)
Motor vehicles                                               15
Office furniture and equipment                         6 - 33 (mainly 6)
Leasehold improvements                        Over the shorter of the related lease
                                               period or useful life of the asset.

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
          If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31,
          2006 and 2005 no impairment losses have been identified.

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
          142").

          Distribution rights are amortized over eight years and technology was amortized over three years. The Company recorded amortization expenses during 2006, 2005 and 2004, in the amount of $ 20, $ 22 and $ 25, respectively.

     j.   GOODWILL:

          Goodwill is measured as the excess of the cost of an acquired company over the fair value of the net assets of businesses acquired. Pursuant to Statement of Financial Accounting Standard No. 142, "Goodwill and
          Other Intangible Assets" ("SFAS No. 142") goodwill is presented at cost and is not amortized annually; rather goodwill is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. Goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable unit. As of December 31, 2006 and 2005, no impairment losses have been identified.

     k.   INCOME TAXES:

          The Group accounts for income taxes in accordance with Statement of
          Financial Accounting Standards No. 109, "Accounting for Income Taxes"
          ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Group provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely-than-not that some portion or all of the deferred taxes will not be realized.

     l.   REVENUE RECOGNITION:

          The Group generates their revenues mainly from sales of products and reagents. The Group sells their products through a direct sales force.
          Revenue is recognized when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, price to the buyer is fixed and determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Shipping and handling fees billed to customer are classified in net sales in the consolidated statement of operations. Shipping and handling costs incurred are classified in cost of sales in the consolidated statement of operation.

          The Group does not grant any rights of return.

     m.   RESEARCH AND DEVELOPMENT COSTS:

          Research and development costs, net of participations and grants received, are charged to expenses as incurred.

     n.   ROYALTY AND NON-ROYALTY-BEARING GRANTS:

          Royalty-bearing grants from the Government of Israel and The
          Israel-United States Bi-national Industrial Research and Development
          Foundation for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. There were no grants for the years 2006, 2005 and 2004. Total royalties paid amounted to $ 26, $ 23 and $ 21 in
          2006, 2005 and 2004, respectively. The royalties were recorded as part of the cost of sales.

     o.   BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE:

          Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year.
          Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential of Ordinary shares considered outstanding during the year, in accordance with Statement of Financial
          Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

          Options outstanding to purchase 151,500, 147,500 and 297,500 Ordinary shares for the years ended December 31, 2006, 2005 and 2004, respectively, were not included in the computation of diluted net earnings (loss) per share, because option effective exercise prices were greater than the average market price for the Ordinary shares and, therefore, their inclusion would have been anti-dilutive.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   ACCOUNTING FOR STOCK BASED COMPENSATION:

          On January 1, 2006, the Company adopted Statement of Financial
          Accounting Standards No. 123 (revised 2004), "Share-Based Payment,"
          ("SFAS No. 123(R)") which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors based on estimated fair values. SFAS No.
          123(R) supersedes the Company's previous accounting under Accounting
          Principles Board Opinion No. 25, "Accounting for Stock Issued to
          Employees" ("APB No. 25"), for periods beginning in fiscal year 2006.
          In March 2005, the Securities and Exchange Commission issued Staff
          Accounting Bulletin No. 107 ("SAB No. 107") relating to SFAS No.
          123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

          SFAS No. 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an
          option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of operations. Prior to the adoption of SFAS No. 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under
          Statement of Financial Accounting Standards No. 123, "Accounting for
          Stock-Based Compensation" ("SFAS No, 123").

          The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of January 1, 2006, the first day of the Company's fiscal year 2006. Under that transition method, compensation cost recognized in the year ended December 31, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b)
          compensation cost for all share-based payments granted subsequent to
          January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). As required by the modified prospective method, results for prior periods have not been restated.

          The Company recognized compensation expenses for the value of these awards, which has graded vesting, based on the accelerated attribution method over the vesting period of each of the award, net of estimated forfeitures. Estimated forfeitures were based on actual historical pre-vesting forfeitures.

          As a result of adopting SFAS No. 123(R) on January 1, 2006, the
          Group's income before taxes on income for the year 2006 is $ 174 lower than if it had continued to account for stock-based compensation under
          APB 25. Basic and diluted net earnings per share for 2006 are $ 0.03 per share lower, than if the Company had continued to account for share-based compensation under APB No. 25.

          Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB No. 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The pro forma table below illustrates the effect of the Company's stock based compensation expense on net income and basic and diluted earnings per share for 2005 and 2004, had the Company applied the fair value recognition provisions of SFAS No. 123. The fair value for options granted in 2005 and 2004 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                   YEAR ENDED DECEMBER 31,
                                  2005               2004
                               ----------         ----------

Dividend yield                          0%                 0%
Expected volatility                   151%                96%
Risk-free interest rate              4.37%              2.78%
Expected life (years)                 3-5                3-5

          Pro forma information under SFAS No. 123:

                                                                   YEAR ENDED DECEMBER 31,
                                                                   ----------------------
                                                                     2005          2004
                                                                   --------      --------

Net income (loss) as reported                                      $    276      $   (359)
                                                                   ========      ========

Add: stock-based employee compensation expense
   included in reported net income (loss)                          $     41      $     41
                                                                   ========      ========
Deduct: stock-based employee compensation expense
   determined under fair value-based method                        $    (65)     $    (55)
                                                                   ========      ========

Pro forma net income (loss)                                        $    252      $   (373)
                                                                   ========      ========

Earning (loss) per share:

Basic and diluted net earnings (loss) per share - as reported      $   0.04      $  (0.05)
                                                                   ========      ========

Basic and diluted net earnings (loss) per share - pro forma        $   0.03      $  (0.05)
                                                                   ========      ========

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company estimates the fair value of stock options granted using the Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term.
          Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending December 31, 2006, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on historical experience of similar options granted, giving consideration to the contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The following weighted assumptions were used in the model for 2006:

                                         2006
                                       ----------

          Dividend yield                   0%
          Expected volatility             103%
          Risk-free interest rate         4.6%
          Expected life (years)        4.5 years
          Forfeiture rate                 14%

          The Group applies SFAS No. 123 and EITF No. 96-18, "Accounting for
          Equity Instruments That Are Issued to Other Than Employees for
          Acquiring or in Conjunction with Selling, Goods or Services", with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

     q.   CONCENTRATIONS OF CREDIT RISK:

          Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

          The Group's cash and cash equivalents are deposited in major banks in
          Israel. Management believes that the financial institutions that hold the Group's investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

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

          The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

          The carrying amounts of the Group's long-term borrowings approximate their fair value. The fair value was estimated using a discounted cash flows analyses, based on the Group's incremental borrowing rates for similar type of borrowing arrangements.

     s.   SEVERANCE PAY:

          The Company's liability for severance pay is calculated pursuant to
          Israel's Severance Pay Law based on the most recent salary of the employees, multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's consolidated balance sheet.

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

          Severance expense for the years ended December 31, 2006, 2005 and 2004 amounted to $ 245, $ 65, and $ 111, respectively.

     t.   COMPREHENSIVE INCOME:

          The Company accounts for comprehensive income in accordance with SFAS
          No. 130, "Reporting Comprehensive Income". This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements.
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     u.   RECLASSIFICATION:

          Certain amounts from prior years have been reclassified to conform to the current period presentation.

          The reclassification had no effect on previously reported net income, shareholders' equity or cash flows.

     v.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

          1.   In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Income Tax Uncertainties" ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be
               sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and
               classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

               FIN 48 is effective for fiscal years beginning after December 15,
               2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company estimates that the adoption of
               FIN 48 will not have any significant impact on its consolidated financial statements.

          2.   In September 2006, the FASB issued Statement of Financial
               Accounting Standards No. 157, "Fair Value Measurements" ("SFAS
               No. 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting
               principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

          3.   In February 2007, the FASB issued SFAS No. 159, "The Fair Value
               Option for Financial Assets and Financial Liabilities" ("SFAS No.
               159"). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be
               reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently
               evaluating the impact that SFAS No. 159 will have on its
               consolidated financial statements.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                    DECEMBER 31,
                              ------------------------
                                2006            2005
                              --------        --------

Government authorities        $    112        $     89
Unbilled receivable                176             128
Prepaid expenses                   142              81
Shareholder                          -              35
Other                                -              53
                              --------        --------

                              $    430        $    386
                              ========        ========

NOTE 4:-      PROPERTY AND EQUIPMENT

     a.   Composition of property and equipment is as follows:

                                                 DECEMBER 31,
                                          ------------------------
                                            2006            2005
                                          --------        --------

Cost:
  Laboratory and medical equipment        $  3,048        $  2,182
  Motor vehicles                             1,036             783
  Office furniture and equipment               280             260
  Leasehold improvements                       198             175
                                          --------        --------

                                             4,562           3,400
                                          --------        --------
Accumulated depreciation:

  Laboratory and medical equipment           1,720           1,365
  Motor vehicles                               335             173
  Office furniture and equipment               184             158
  Leasehold improvements                       126             105
                                          --------        --------

Accumulated depreciation                     2,365           1,801
                                          --------        --------

Depreciated cost                          $  2,197        $  1,599
                                          ========        ========

     b.   Depreciation expense for the years ended December 31, 2006, 2005 and
          2004, amounted to $ 563, $ 302 and $ 439, respectively.

          As for charges, see Note 8e(1).

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:- SHORT-TERM BANK CREDIT

                                 INTEREST RATE                                DECEMBER 31,
                             ---------------------         LINKAGE       --------------------
                              2006           2005           TERMS         2006          2005
                             ------         ------         ------        ------        ------

Short-term bank loans           6.6%           6.8%           NIS        $1,023        $  777
                                                                         ======        ======

     In addition to the short term bank loans, the Group has an authorized credit line in the amount of $ 130 as of December 31, 2006. For amounts overdrawn in excess of the Group's authorized credit line, the Group is subject to an annual average interest rate of approximately 7 % on the outstanding amount.

     As of December 31, 2006, the Group has $ 130 of an unutilized credit line.

     As for charges, see Note 8e(1).

NOTE 6:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                               DECEMBER 31,
                                      ----------------------------
                                         2006              2005
                                      ----------        ----------

Royalties payable                     $       16        $       14
Employees and payroll accruals               367               379
Government authorities                       115                34
Customer advances                            235               159
Accrued expenses                             307               250
Other                                         53                22
                                      ----------        ----------

                                      $    1,093        $      858
                                      ==========        ==========

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- LONG-TERM LOANS

     a.   Composed as follows:

                                                                             DECEMBER 31,
                                  INTEREST        ---------------------------------------------------------------
                                    RATE                       2006                            2005
                            -------------------   ------------------------------   ------------------------------
                                                               NIS                              NIS
                                                     IN      LINKED TO                IN      LINKED TO
                             2006       2005    U.S. DOLLAR    CPI        TOTAL   U.S. DOLLAR   CPI        TOTAL
                            --------   --------   --------   --------   --------   --------   --------   --------
                                     %
                            -------------------

Loans from banks               5.5-7     5-10.8   $      3   $    987   $    990   $     10   $    327   $    337
Less - current maturities                                3        359        362          7        156        163
                                                  --------   --------   --------   --------   --------   --------

                                                  $      -   $    628   $    628   $      3   $    171   $    174
                                                  ========   ========   ========   ========   ========   ========

     b.   Maturities of long-term loans
          subsequent to the balance sheet
          date are as follows:

First year (current maturities)                   $      3   $    359   $    362   $      7   $    156   $    163
                                                  --------   --------   --------   --------   --------   --------

Second year                                              -        252        252          3        140        143
Third year                                               -        182        182          -         31         31
Fourth year                                              -        121        121          -          -          -
Fifth year                                               -         73         73          -          -          -
                                                  --------   --------   --------   --------   --------   --------

                                                         -        628        628          3        171        174
                                                  --------   --------   --------   --------   --------   --------

                                                  $      3   $    987   $    990   $     10   $    327   $    337
                                                  ========   ========   ========   ========   ========   ========

          As for charges, see Note 8e(1).

     c.   Covenants:

          One of the Company's subsidiaries has a financial covenant provision with a bank which includes, amongst others, fulfillment of different financial ratios and other provisions. As of December 31, 2006 and
          2005, the subsidiary fulfilled all such provisions.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES

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

          Total royalties paid by the Group amounted to $ 26, $ 23 and $ 21 in
          2006, 2005 and 2004, respectively.

          At December 31, 2006 and 2005, the Group has remaining contingent obligation to the OCS in the amount of $ 481 and $ 507,
          respectively(excluding accrued interest).

     b.   Lease commitments:

          The Group has leased several buildings, offices and warehouses under several operating lease agreements that expire on various dates, the latest of which is September 30, 2009, and motor vehicles under various operating leases that expire on various dates, the latest of which is in March 2009.

          Future lease commitments under non-cancelable operating leases are as follows:

          2007        $      225
          2008                59
          2009                 3
                      ----------

                      $      287
                      ==========

          Total rent expenses for the years ended December 31, 2006, 2005 and
          2004, were approximately $ 188, $ 182 and $ 187, respectively.

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 8:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     d.   In January 1999, the Company established an 80% owned subsidiary -
          Danyel. The remaining 20% is owned by L.C. Tech Ltd., a company held by the general manager of Danyel. According to the incorporation agreement, the general manager can require the Company to acquire his
          20% interest under two alternatives:

          1.   In the event that the general manager ceases his role by reason of death or incapacity, the purchase price will be the fair value as determined by a third party valuation at the termination date.

          2.   In the event of termination without cause, the purchase price will be 90% of the fair value as determined by a third party valuation at the termination date.

          In addition, Danyel is obligated to pay its general manager 5% of
          Danyel's annual net income.

     e.   Charges (assets pledged) and guarantees:

          1.   As collateral for a credit line and loans provided to the Group, totaling $ 2,013 as of December 31, 2006, the Group has recorded unlimited fixed and floating charges on certain assets and share capital, in favor of the banks.

          2.   The Company guarantees 50% of Savyon credit line in the bank, amounting to $ 100.

NOTE 9:- SHAREHOLDERS' EQUITY

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

          During 2006, the Company granted 89,000 options to purchase Ordinary shares at an exercise price of $ 0.85 - $ 0.96 per share. As of
          December 31, 2006, an aggregate of 1,000 options are still available for future grants. Each option granted under the plan is exercisable for a period of 60-180 days from termination of employment date. The options vest primarily over three to five years. Any options which are canceled or forfeited before expiration become available for future grant.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSAND

NOTE 9:- SHAREHOLDERS' EQUITY (CONT.)

     d.   A summary of the Company's stock option activity (except options to consultants) and related information is as follows:

                                YEAR ENDED DECEMBER 31,                     YEAR ENDED DECEMBER 31,                       YEAR ENDED DECEMBER 31,
                       ----------------------------------------     ---------------------------------------     ----------------------------------------
                                         2006                                        2005                                          2004
                       ----------------------------------------     ---------------------------------------     ----------------------------------------
                                             WEIGHTED                                    WEIGHTED                                      WEIGHTED
                                   WEIGHTED  AVERAGE                           WEIGHTED   AVERAGE                            WEIGHTED   AVERAGE
                        AMOUNT     AVERAGE  REMAINING  AGGREGATE    AMOUNT      AVERAGE  REMAINING  AGGREGATE    AMOUNT      AVERAGE   REMAINING  AGGREGATE
                          OF       EXERCISE CONTRACTUAL INTRINSIC     OF       EXERCISE CONTRACTUAL INTRINSIC      OF       EXERCISE  CONTRACTUAL INTRINSIC
                       OPTIONS      PRICE      TERM      VALUE      OPTIONS      PRICE     TERM       VALUE      OPTIONS      PRICE      TERM       VALUE
                       -------      -----     -----     -------     -------      -----     -----     -------     -------      -----     -----     -------

Outstanding at the
  beginning of
  the year             307,500      $0.51                           297,500      $0.54                           255,000      $0.51
Granted                 89,000      $0.88                            50,000      $0.72                            62,500      $0.86
Exercised              (90,000)     $0.36                                 -      $   -                                 -      $   -
Forfeited                    -      $   -                           (40,000)     $1.00                           (20,000)     $1.00
                       -------                                      -------                                      -------

Outstanding at the
  end of the year      306,500      $0.66       *)-     231,525     307,500      $0.51       *)-      41,850     297,500      $0.54        *)      28,800
                       =======      =====     =====     =======     =======      =====     =====     =======     =======      =====     =====     =======

Vested or expected
  to vest at
  December 31,
  each year            317,003      $0.61       *)-     239,343     232,771      $0.61       *)-      39,233     149,217      $0.61        *)      25,323
                       =======      =====     =====     =======     =======      =====     =====     =======     =======      =====     =====     =======

Exercisable at the
  end of the year      118,333      $0.59       *)-     135,957     125,833      $0.45       *)-      19,340     100,000      $0.62        *)       7,067
                       =======      =====                           =======      =====                           =======      =====     =====     =======

     *)   180 days from the date of termination of employment agreement.

     **)  60 days from the date of termination of employment agreement.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:- SHAREHOLDERS' EQUITY (CONT.)

          The aggregate intrinsic value in the table above represents the total intrinsic value (i.e., the difference between the Company's closing stock price on the last trading day of fiscal 2006 and the exercise price, multiplied by the number of shares) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes, based on the market price of the Company's shares.

          The total intrinsic value of options exercised during the years ended
          December 31, 2006, 2005, and 2004, was $ 128, $0, and $ 0,
          respectively.

     e.   The options outstanding as of December 31, 2006, have been classified by exercise price, as follows:

                                                                         WEIGHTED
              OPTIONS        WEIGHTED                      OPTIONS        AVERAGE
            OUTSTANDING      AVERAGE                     EXERCISABLE     EXERCISE
               AS OF        REMAINING       WEIGHTED        AS OF         PRICE
  EXERCISE   DECEMBER 31,  CONTRACTUAL      AVERAGE       DECEMBER 31,  OF OPTIONS
   PRICE        2006           LIFE      EXERCISE PRICE      2006       EXERCISABLE
----------   ---------      ---------      ---------      ---------      ---------

$0.35-0.38     105,000            *)-      $    0.37         60,000      $    0.37
$     0.86      62,500            *)-      $    0.86         41,667      $    0.86
$     0.72      50,000           **)-      $    0.72         16,666      $    0.72
$     0.85      62,000            *)-      $    0.85              -      $       -
$     0.96      27,000           **)-      $    0.96              -      $       -
             ---------                     ---------      ---------      ---------

               306,500                     $    0.66        118,333      $    0.59
             =========                     =========      =========      =========

          *)   180 days from the date of termination of employment agreement.

          **)  60 days from the date of termination of employment agreement.

          Compensation expenses recognized by the Company related to its stock-based employee compensation awards amounted to $ 67, $ 41 and $
          41, for the years ended December 31, 2006, 2005 and 2004,
          respectively.

     f.   The weighted-average grant-date fair value of options granted during the years 2006, 2005 and 2004 was $1.02, $0.53, and $0.44, respectively.

     g.   Options issued to consultants:

          The Company's outstanding options to consultants as of December 31,
          2006, are as follows:

                                  NUMBER OF                     EXERCISE
                IN CONNECTION      OPTIONS        OPTIONS        PRICE    EXERCISABLE
ISSUANCE DATE       WITH           GRANTED       EXERCISABLE   PER SHARE     THROUGH
-------------     ------------   -----------    -----------    ---------    ----------

24/07/2005        Consultants        35,000             -        $ 0.72         *)

          *)   60 days from the date of termination.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 9:- SHAREHOLDERS' EQUITY (CONT.)

          Expenses recognized by the Company related to its consultant's compensation awards amounted to $ 8, $ 6 and $ 0, for the years ended
          December 31, 2006, 2005 and 2004, respectively.

     h.   Cash received from the exercise of options under all share-based payment arrangements for the years ended December 31, 2006, 2005, and
          2004, was $ 32, $ 0, and $ 0, respectively.

NOTE 10:- TAXES ON INCOME

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
          thereafter.

     c.   Carryforward tax losses:

          As of December 31, 2006, the Group's losses for Israeli tax purposes totaled approximately $ 10,000.

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

NOTE 10:- TAXES ON INCOME (CONT.)

     d.   Deferred income taxes:

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Groups' deferred tax assets are as follows:

                                                                    DECEMBER 31,
                                                          -----------------------------
                                                             2006               2005
                                                          ----------         ----------

Carryforward losses                                       $    3,209         $    3,364
Accrued vacation and severance pay                                78                 66
                                                          ----------         ----------

Net deferred tax assets before valuation allowance             3,287              3,430

Valuation allowance                                           (3,287)            (3,430)
                                                          ----------         ----------

Net deferred tax assets                                   $        -         $        -
                                                          ==========         ==========

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

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- SELECTED STATEMENTS OF OPERATIONS DATA

     a.   Financial expenses, net:

                                                                    YEAR ENDED DECEMBER 31,
                                                          ------------------------------------------
                                                            2006             2005             2004
                                                          --------         --------         --------

Expenses:
  Interest and others                                     $    (29)        $    (24)        $    (63)
  Expenses with respect to short-term bank credit,
    long-term loans and bank charges                          (126)             (76)             (66)
  Foreign currency loss                                        (26)             (61)             (41)
                                                          --------         --------         --------

                                                              (181)            (161)            (170)
                                                          --------         --------         --------
Income:
  Interest on bank deposits                                     10                9                7
  Foreign currency gain                                        169              133               18
                                                          --------         --------         --------

                                                               179              142               25
                                                          --------         --------         --------

                                                          $     (2)        $    (19)        $   (145)
                                                          ========         ========         ========

     b.   Other income, net:

Expenses:

Capital loss on sale of property and equipment            $      -         $     (7)        $    (10)
                                                          --------         --------         --------

Income:
Capital gain on sale of property and equipment                   9               25                -
Other income (include $ 235 from DMI
   transaction in 2004, see Note 1g)                            11                -              298
                                                          --------         --------         --------

                                                                20               25              288
                                                          --------         --------         --------

                                                          $     20         $     18         $    288
                                                          ========         ========         ========

NOTE 12:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     a.   Summary information about geographic areas:

          The Group manages its business on the basis of one reportable segment, see Note 1a for a brief description of the Group's business. The following data is presented in accordance with Statement of Financial
          Accounting Standard No. 131, "Disclosures About Segments of an
          Enterprise and Related Information" ("SFAS No. 131").

          Total revenues and long-lived assets for the years ended and as of
          December 31, 2006, 2005 and 2004, were generated and located in
          Israel.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 12:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (CONT.)

     b.   Major customer data (percentage of total sales):

                             YEAR ENDED DECEMBER 31,
                   ----------------------------------------
                     2006            2005            2004
                   --------        --------        --------
                                     %
                   ----------------------------------------

          A              16              16              14
          B              12              12               8

NOTE 13:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     a.   Balances with related parties:

                                                               DECEMBER 31,
                                                        ------------------------
                                                          2006            2005
                                                        --------        --------

Assets:
Other accounts receivable and prepaid expenses -
  subsidiaries and affiliates of Gamida for
  Life B.V. (the parent company)                        $    365        $    320
                                                        ========        ========

Liabilities:
Other accounts payable and accrued expenses -
  subsidiaries and affiliates of Gamida for
  Life B.V. (the parent company)                        $    147        $     88
                                                        ========        ========

     b.   Transactions:

          Expenses:

                                                                   YEAR ENDED DECEMBER 31,
                                                        ----------------------------------------------
                                                           2006              2005              2004
                                                        ----------        ----------        ----------

 Management fees and reimbursement of expenses
   to a related company                                 $      120        $      120        $      120
                                                        ==========        ==========        ==========

 Rental expenses to a related company                   $      103        $       38        $       38
                                                        ==========        ==========        ==========

Income:

 Management fees from non consolidated companies
   (included in general
   and administrative expenses)                         $      262        $      262        $      296
                                                        ==========        ==========        ==========

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 13:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES (CONT.)

     c.   Services arrangements:

          Gamida Group:

          Following approval by the Company's audit committee and Board of
          Directors in November 2004, the Company's shareholders, on December
          20, 2004, approved the following:

          Effective as of January 1, 2004, the annual service fees payable by the Company to Gamida Israel in consideration of the services of Mr.
          Daniel Kropf as Chairman of the Board of Directors shall be $ 120 per annum, such fees to continue to be paid on a monthly basis plus VAT at the rate legally applicable at the time of payment, and both said services and the payment of such fees to remain mutually terminable upon 90 days' prior written notice by either the Company or Gamida
          Israel.

          No additional fees were paid in respect of Mr. Kropf's services while acting as Chief Executive Officer of the Company.

          Mr. Reuveni, who took office as the Company's Chief Executive Officer as of January 2003, is paid a monthly fee of $ 5.

          Until March, 2002, Gamida Israel provided the Company with financial management, accounting and book-keeping services for an aggregate annual fee of $ 316, which had been approved by the Company's Board of
          Directors, audit committee and shareholders meeting. In March 2002, the Company's Board of Directors, audit committee and shareholders approved a revision of the foregoing arrangements, as a result of which the Company, with effect from January 2002, is to provide the
          Gamida Group as well as itself with the services previously rendered by Gamida Israel and Gamida Group is to reimburse the Company for its proportionate share of the expenses for providing such services.
          Accordingly, the Company received payment amounting to an annual amount of approximately $ 262 (not including subsidiaries) for the year 2006 from the Gamida Group for such services.

          Mr. Gareth Keene, who is a director of Gamida, provides legal advice to the Company and its subsidiaries through Gamida Israel. During
          2006, Mr. Keene provided such legal services at a cost amounting to approximately $ 30.

          The management of the Company believes that the related party transactions described aforementioned (not inclusive of transactions between the Company and its wholly-owned subsidiaries or among the subsidiaries) have been at least as favorable to the Company as it could have negotiated with unrelated third parties.

                               HEALTHCARE TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     APPENDIX I

     The following is a list of Healthcare Technologies Ltd's subsidiaries affiliates and other companies:

                                                                             PERCENTAGE OF HOLDING AND OWNERSHIP
                                                                                -----------------------------
                                                                                         DECEMBER 31,
                                                                                -----------------------------
                                                                                   2006               2005
COMPANY                                                                         ----------         ----------

Danyel Biotech Ltd. ("Danyel")                                                         80%                80%
Gamida Gen Marketing (1979) Ltd. (formerly - Gamidor)                                 100%               100%
Gamida Gen Ltd. (3)                                                                   100%               100%
Gamidor Diagnostics (1984) Ltd. ("Gamidor") (1)                                       100%               100%
Savyon Diagnostics Ltd. ("Savyon")                                                     50%                50%
Pronto Technologies Ltd. (formerly: Savyon Diagnostics Ltd.) ("Pronto")               100%               100%
Afferix Ltd. ("Afferix")                                                               27%                27%
Procognia U.K. Ltd. ("Procognia")                                                       -                  -
Diatech Diagnostics Ltd. ("Diatech") (2)                                              100%               100%
Savyon-Yaron Diagnostics Marketing Ltd. ("Savyon-Yaron") (1,2)                        100%               100%

     (1)  A wholly-owned subsidiary of Gamida Gen Marketing Ltd.

     (2)  Inactive company.

     (3)  A wholly-owned subsidiary of Pronto.

                             SAVYON DIAGNOSTICS LTD.

                              FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                            U.S. DOLLARS IN THOUSANDS

                                      INDEX

                                                                        PAGE
                                                                  -----------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  104

BALANCE SHEETS                                                        105 - 106

STATEMENTS OF INCOME                                                     107

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)               108

STATEMENTS OF CASH FLOWS                                                 109

NOTES TO FINANCIAL STATEMENTS                                         110 - 125

                   |X| Kost Forer Gabbay & Kasierer  |X| Phone: 972-3-5680333
                       3 Aminadav St.                    Fax:   972-3-5633407
                       Tel-Aviv 67067, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                TO THE BOARD OF DIRECTORS AND THE SHAREHOLDERS OF

                             SAVYON DIAGNOSTICS LTD.

     We have audited the accompanying balance sheets of Savyon Diagnostics Ltd
("the Company") as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December
31, 2006 and 2005 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the U.S.

Tel-Aviv, Israel                             KOST FORER GABBAY & KASIERER
May 31, 2007                               A Member of Ernst & Young Global

                                                         SAVYON DIAGNOSTICS LTD.
BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                    DECEMBER 31,
                                                                -------------------
                                                                 2006         2005
                                                                ------       ------
                                                                      AUDITED
                                                                -------------------
    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                     $  656       $  217
  Trade receivables                                                540          793
  Other accounts receivable and prepaid expenses (Note 3)          291          311
  Inventories (Note 4)                                             886          754
                                                                ------       ------

TOTAL current assets                                             2,373        2,075
                                                                ------       ------

LONG-TERM INVESTMENTS AND RECEIVABLES:
  Deferred taxes (Note 11b)                                        154           33
  Severance pay fund                                               499          381
                                                                ------       ------

TOTAL long-term investments and receivables                        653          414
                                                                ------       ------

PROPERTY AND EQUIPMENT, NET (Note 5)                               818          679
                                                                ------       ------

OTHER ASSETS, NET (Note 2g):
  Intangible assets, net                                           292          348
  Goodwill                                                         102          102
                                                                ------       ------

TOTAL other assets                                                 394          450
                                                                ------       ------

TOTAL assets                                                    $4,238       $3,618
                                                                ======       ======

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.
BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA

                                                                                   DECEMBER 31,
                                                                               -------------------
                                                                                2006         2005
                                                                               ------       ------
                                                                                     AUDITED
                                                                               --------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current maturities of long-term bank loans                                   $   80       $   17
  Trade payables                                                                  561          371
  Other accounts payable and accrued expenses (Note 6)                            482          473
  Management fees payable to shareholders                                       1,010          787
                                                                               ------       ------

TOTAL current liabilities                                                       2,133        1,648
                                                                               ------       ------

LONG-TERM LIABILITIES:
  Accrued severance pay                                                           682          537
  Long-term bank loans, net of current maturities (Note 8)                        153           31
  Long-term loans from a shareholder (Note 9)                                     620          824
                                                                               ------       ------

TOTAL long-term liabilities                                                     1,455        1,392
                                                                               ------       ------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 7)

SHAREHOLDERS' EQUITY  (Note 10):
  Share capital -
    Ordinary shares of NIS 0.01 par value - Authorized: 4,000,000 shares as of December 31, 2006 and 2005; Issued and outstanding: 100,002
      shares as of December 31, 2006 and 2005                                    *) -         *) -
  Additional paid-in capital                                                      141          141
  Retained earnings                                                               509          437
                                                                               ------       ------

TOTAL shareholders' equity                                                        650          578
                                                                               ------       ------

TOTAL liabilities and shareholders' equity                                     $4,238       $3,618
                                                                               ======       ======

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.
STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                             YEAR ENDED DECEMBER 31,
                                                       -------------------------------------
                                                        2006           2005           2004
                                                       -------        -------        -------
                                                              AUDITED               UNAUDITED
                                                       ----------------------        -------

Sales (Note 13b)                                       $ 4,849        $ 5,103        $ 4,396
Cost of sales                                            2,672          2,709          2,255
                                                       -------        -------        -------

Gross profit                                             2,177          2,394          2,141
                                                       -------        -------        -------

Operating expenses:
  Research and development costs, net (Note 12a)           537            570            580
  Selling and marketing                                    577            597            554
  General and administrative                               868            855            909
                                                       -------        -------        -------

TOTAL operating expenses                                 1,982          2,022          2,043
                                                       -------        -------        -------

Operating income                                           195            372             98
Financial income (expenses), net (Note 12b)                (85)           (67)            24
                                                       -------        -------        -------

Income before taxes on income                              110            305            122
Taxes on income (benefit) (Note 11)                         38            (31)            16
                                                       -------        -------        -------

Net income                                             $    72        $   336        $   106
                                                       =======        =======        =======

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA

                                                                                           RETAINED         TOTAL
                                                                            ADDITIONAL      EARNINGS     SHAREHOLDERS'
                                                   NUMBER       SHARE        PAID-IN     (ACCUMULATED       EQUITY
                                                 OF SHARES     CAPITAL       CAPITAL        DEFICIT)     (DEFICIENCY)
                                                  -------       ------       -------        -------        -------

Balance as of January 1, 2004 (unaudited)         100,000       $ *) -       $  (159)       $    (5)       $  (164)

Net income                                              -            -             -            106            106
                                                  -------       ------       -------        -------        -------

Balance as of December 31, 2004 (unaudited)       100,000         *) -          (159)           101            (58)

Issuance of shares, net                                 2         *) -           300              -            300
Net income                                              -            -             -            336            336
                                                  -------       ------       -------        -------        -------

Balance as of December 31, 2005 (audited)         100,002         *) -           141            437            578

Net income                                              -            -             -             72             72
                                                  -------       ------       -------        -------        -------

Balance as of December 31, 2006 (audited)         100,002       $ *) -       $   141        $   509        $   650
                                                  =======       ======       =======        =======        =======

*)   Represents an amount lower than $ 1.

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                    YEAR ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                                2006          2005         2004
                                                                                -----        -----        -----
                                                                                     AUDITED            UNAUDITED
                                                                                ------------------        -----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                    $  72        $ 336        $ 106
  Adjustments required to reconcile net income to net cash
      provided by operating activities:
    Depreciation and amortization                                                 287          170          221
    Foreign currency exchange rate adjustments on long-term loans, net             74           51           37
    Gain from sale of property and equipment                                        -           (1)           -
    Accrued severance pay, net                                                     27          (44)          36
    Decrease (increase) in trade receivables                                      253          (14)        (180)
    Decrease (increase) in other accounts receivable and prepaid expenses          20          (62)         (59)
    Increase in inventories                                                      (132)           -          (45)
    Increase in deferred tax asset                                               (121)         (33)           -
    Increase (decrease) in trade payables                                         190         (261)         363
    Increase (decrease) in other accounts payable and accrued expenses              9           62         (345)
    Increase in management fees to shareholders                                   223           97          360
                                                                                -----        -----        -----

Net cash provided by operating activities                                         902          301          494
                                                                                -----        -----        -----

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property and equipment                                      -            8            -
  Purchase of property and equipment                                             (336)        (367)        (157)
  Investment in other assets                                                      (37)         (35)           -
                                                                                -----        -----        -----

Net cash used in investing activities                                            (373)        (394)        (157)
                                                                                -----        -----        -----

CASH FLOWS FROM FINANCING ACTIVITIES:
  Short-term bank credit                                                            -            -          (11)
  Proceeds from long-term loans                                                   240           53            -
  Principal payment of long-term bank loans                                       (74)          (4)           -
  Principal payment of long-term loans from shareholder                          (256)        (193)        (102)
  Proceeds from issuance of shares, net                                             -          150            -
                                                                                -----        -----        -----

Net cash provided by (used in) financing activities                               (90)           6         (113)
                                                                                -----        -----        -----

Increase (decrease) in cash and cash equivalents                                  439          (87)         224
Cash and cash equivalents at the beginning of the year                            217          304           80
                                                                                -----        -----        -----

Cash and cash equivalents at the end of the year                                $ 656        $ 217        $ 304
                                                                                =====        =====        =====

NON-CASH FINANCING ACTIVITIES:

Issuance of Ordinary shares upon conversion of long-term loans                  $   -        $ 150        $   -
                                                                                =====        =====        =====

CASH PAID DURING THE YEAR FOR:

  Interest                                                                      $  67        $  43        $  38
                                                                                =====        =====        =====

  Taxes                                                                         $  58        $  59        $  11
                                                                                =====        =====        =====

The accompanying notes are an integral part of the financial statements.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL

     a.   Savyon Diagnostics Ltd. ("Savyon" or " the Company") is engaged in the serology field, and manufactures sophisticated microplate-based enzyme immuno assays for detection of antibodies development, manufacturing and marketing of medical diagnostic kits to laboratories and point of care sites in Israel and worldwide. The Company is also engaged in the production of molecular biology based gene-screening tools for the detection of certain gene-associated disorders in humans.

          A separate line of products is based on lateral flow
          immuno-chromatography technology.

          Savyon manufactures and sells pregnancy tests and ovulation kits to six distributors around the world, mainly in North America.

          Savyon's newest over-the-counter (OTC) and point-of-care (POC)
          product, the SavvyCheck test, which has recently received CE registration, is for the diagnosis of Vaginal Yeast Infections. The
          SavvyCheck test is sold worldwide through newly established distribution channels to pharmacies, health clinics, and physicians.

     b.   Concentration of risks that may have a significant impact on the
          Company is as follows:

          The Company currently buys certain products from a limited number of suppliers. Management believes that other suppliers could provide similar products at comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would adversely affect operating results and the financial position.

          The Company's sales to one customer account for a significant portion of the Company's total sales and a loss of this customer could have a material adverse effect on the Company's business and financial results (see also Note 13c).

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The financial statements have been prepared according to accounting principles generally accepted in the United States ("U.S. GAAP"), applied on a consistent basis, as follows:

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

     b.   FINANCIAL STATEMENTS IN U.S. DOLLARS:

          The functional currency of the Company is the U.S. dollar ("dollar"), as the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. The Company's operations are currently conducted in Israel and most of its expenses are currently paid in dollars. Financing and investing activities and equity transactions are made in dollars.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with Statement of
          Financial Accounting Standard No. 52, "Foreign Currency Translations".
          All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

     c.   CASH AND CASH EQUIVALENTS:

          Cash and cash equivalents include short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

     d.   INVENTORIES:

          Inventories are stated at the lower of cost or market value. Inventory provisions are provided to cover risks arising from slow-moving items or technological obsolescence, excess inventories and for market prices lower than cost. In the years ended December 31, 2006, 2005 and
          2004, the Company provided for a write-off in the amounts of $ 77, $
          40, and $ 0 (unaudited), respectively, which are included in cost of sales.

          Cost is determined as follows:

          -    Raw materials and packaging materials - at moving weighted average cost method..

          -    Finished goods - on the basis of computed manufacturing costs, which include raw materials at average cost, labor and direct and indirect manufacturing costs, based on standard pricing.

     e.   PROPERTY AND EQUIPMENT:

          Property and equipment are stated at cost net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, at the following annual rates:

                                                                        %
                                                       ------------------------------------

          Production and laboratory equipment                10 - 33 (mainly 20%)
          Motor vehicles                                            15
          Office furniture and equipment                      6 - 33 (mainly 6%)
          Leasehold improvements                      Over the shorter of the related lease
                                                        period or useful life of the asset

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
          If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31,
          2006 and 2005, no impairment losses have been identified.

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
          142").

     h.   GOODWILL:

          Goodwill is measured as the excess of the cost of an acquired company over the fair value of the net assets of businesses acquired. Pursuant to Statement of Financial Accounting Standard No. 142, "Goodwill and
          Other Intangible Assets" ("SFAS No. 142") goodwill is presented at cost and is not amortized annually; rather goodwill is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired, rather than being amortized. Goodwill attributable to the reporting unit is tested for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value is determined using discounted cash flows, market multiples and market capitalization. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for the reportable unit. As of December 31, 2006 and 2005, no impairment losses have been identified.

     i.   INCOME TAXES:

          The Company accounts for income taxes in accordance with Statement of
          Financial Accounting Standards No. 109, "Accounting for Income Taxes"
          ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely-than-not that some portion or all of the deferred taxes will not be realized.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     j.   REVENUE RECOGNITION:

          The Company sells its products mainly through distributors, which are considered end users without rights of return or exchange. Therefore, revenue from distributors has been recognized on a "sell-in" basis
          (i.e., when the inventory is sold or delivered to the distributor).

          Revenue is recognized when the following criteria are met: persuasive evidence of an agreement exists, delivery has occurred or services have been rendered, price to the buyer is fixed and determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership, which is generally on the date of shipment.

     k.   RESEARCH AND DEVELOPMENT COSTS:

          Research and development costs, net of participations and grants received, are charged to expenses as incurred.

     l.   ROYALTY AND NON-ROYALTY-BEARING GRANTS:

          Royalty-bearing grants from the Government of Israel for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and included as a reduction in research and development costs. No grants were received in 2006.

          Non-royalty bearing grants from participation in European Union programs are recognized at the time that the Company is entitled to such grants, on the basis of the costs incurred and included as a deduction of research and development costs.

          The Company recorded $ 134, $ 75 and $ 46 (unaudited) as participation in the years ended December 31, 2006, 2005 and 2004, respectively.

     m.   CONCENTRATIONS OF CREDIT RISK:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

          Cash and cash equivalents are deposited with major banks in Israel.
          Management believes that the financial institutions that hold the
          Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

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
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company performs ongoing credit evaluations of its customers'
          financial condition and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. As of December 31, 2006 and 2005, there was no allowance for doubtful accounts.

          The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

     n.   FAIR VALUE OF FINANCIAL INSTRUMENTS:

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

     o.   SEVERANCE PAY:

          The Company's liability for severance pay is calculated pursuant to
          Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment, or a portion thereof. The Company's liability for all of its employees is fully provided by monthly deposits with severance pay funds, insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

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

          Severance pay for the years ended December 31, 2006, 2005 and 2004 amounted to net $ 149, $3 and $ 36 (unaudited), respectively.

     P.   RECLASSIFICATION:

          Certain amounts from prior years have been reclassified to conform to the current period presentation.

          The reclassification had no effect on previously reported net income, shareholders' equity or cash flows.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     q.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

          1.   In July 2006, the FASB issued FASB Interpretation 48, "Accounting for Income Tax Uncertainties" ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be
               sustained by the taxing authority. The recently issued literature also provides guidance on derecognition, measurement and
               classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties.

               FIN 48 is effective for fiscal years beginning after December 15,
               2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company estimates that the adoption of
               FIN 48 will not have any significant impact on its consolidated financial statements.

          2.   In September 2006, the FASB issued Statement of Financial
               Accounting Standards (SFAS) 157, "Fair Value Measurements." SFAS
               157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is
               currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

          3.   In February 2007, the FASB issued SFAS No. 159, "The Fair Value
               Option for Financial Assets and Financial Liabilities" ("SFAS No.
               159"). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be
               reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently
               evaluating the impact that SFAS No. 159 will have on its
               consolidated financial statements.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                                       DECEMBER 31,
                                                                   -------------------
                                                                    2006         2005
                                                                   ------       ------
                                                                         AUDITED
                                                                   -------------------

Government authorities                                             $  141       $  122
Accounts receivable                                                     2           28
Prepaid expenses                                                       47          118
Related parties (1)                                                    58            -
Deferred taxes                                                         43           43
                                                                   ------       ------

                                                                   $  291       $  311
                                                                   ======       ======

     (1) Mostly, linked to the U.S. dollar.

NOTE 4:- INVENTORIES

Raw materials and
 packaging materials                                               $  339       $  245
Finished goods                                                        547          509
                                                                   ------       ------

                                                                   $  886       $  754
                                                                   ======       ======

NOTE 5:- PROPERTY AND EQUIPMENT

     a.   Composition of property and equipment is as follows:

Cost:
  Production and laboratory equipment                              $  738       $  419
  Motor vehicles                                                       91           91
  Office furniture and equipment                                      193          179
  Leasehold improvements                                              401          399
                                                                   ------       ------

                                                                    1,423        1,088
                                                                   ------       ------
Accumulated depreciation:
  Production and laboratory equipment                                 170           92
  Motor vehicles                                                       19            5
  Office furniture and equipment                                       88           62
  Leasehold improvements                                              328          250
                                                                   ------       ------

                                                                      605          409
                                                                   ------       ------

Depreciated cost                                                   $  818       $  679
                                                                   ======       ======

     b.   Depreciation expenses for the years ended December 31, 2006, 2005 and
          2004 amounted to $ 197, $ 146 and $ 118 (unaudited), respectively.

          As for charges, see Note 7c.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 6:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

                                       DECEMBER 31,
                                     ---------------
                                     2006       2005
                                     ----       ----
                                         AUDITED
                                     ---------------

Royalties payable                    $ 35       $ 78
Employees and payroll accruals        159        187
Government authorities                164         43
Accrued expenses                       96         76
Other                                  28         89
                                     ----       ----

                                     $482       $473
                                     ====       ====

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

     a.   Royalty commitments:

          The Company is obligated to pay royalties to the Government of Israel through the Office of the Chief Scientist ("OCS"), at rates of 2%-3.5%
          on sales proceeds from products developed by the OCS. The maximum amount of royalties payable to the Government of Israel is limited to
          100% of the grants received, linked to the dollar and bears interest at the LIBOR rate from 1999. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales no payment is required.

          Total royalties paid to the Government of Israel in the years ended
          December 31, 2006, 2005 and 2004 amounted to $ 14, $ 27 and $ 28
          (unaudited) respectively, and were recorded in cost of sales.

          At December 31, 2006, the Company has a remaining contingent obligation to the OCS in the amount of $ 562 (excluding accrued interest).

     b.   Lease commitments:

          The Company has leased several buildings, offices and warehouses under an operating lease agreement that expires on 2014, and motor vehicles under various operating leases that expire on various dates, the latest of which is in 2009.

          Future lease commitments under non-cancelable operating leases are as follows:

          2007                                $ 432
          2008                                  387
          2009                                  260
          2010                                  209
          2011 and thereafter                   641
                                             ------

                                             $1,929
                                             ======

          Total rent expenses for the years ended December 31, 2006, 2005 and
          2004, were approximately $ 267, $ 276 and $ 155 (unaudited), respectively.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES (CONT.)

     c.   Charges (assets pledged) and guarantees:

          As collateral for the credit line and loans provided to the Company, totaling $ 239 as of December 31, 2006, the Company has placed unlimited fixed and floating charges on certain assets and share capital, in favor of the bank.

     d.   On January 2003, a former employee filed a claim against the Company in the amount of $ 179. On May 3, 2007, all aspects of the claim was rejected by a court in Israel.

     e.   NACBO Project:

          In May 2004, Savyon entered into a consortium agreement with various other entities for the purpose of submitting a proposal to be awarded a project under the 6th Framework Program of the European Union (2002
          - 2006) regarding the novel and improved nanomaterials, chemistries and apparatus for nanobiotechnology ("NACBO Project"). The consortium agreement and the terms of the project, if awarded, set forth various provisions regarding the parties' (including Savyon) rights and obligations with respect to the intellectual property developed by each party throughout the project ("Project IP") and certain pre-existing intellectual property of each party thereto
          ("Pre-existing IP"). Among others, each party is required, under certain conditions, to grant the other parties to the consortium agreement licenses and/or other user rights regarding the Project IP that they own, and regarding certain of their Pre-existing IP, which the parties are required to identify and list in an annex to the agreement. During 2006, 2005 and 2004, the Company received from the project an aggregate amount of $ 66, $ 17 and $ 0 (unaudited), respectively. There is no obligation to repay the grants received.

     f.   The Company has been granted a worldwide non-exclusive license to make, have made, market, distribute and sell products which use certain licensed rights or know-how relating to diagnostic methods for the detection of Chlamydia pneumonia in a defined field of use.
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

     g.   Savyon is a member of a consortium ("CHEMAG Consortium") engaged in a research and development project into "novel paramagnetic materials, surface activation and nucleic acid modification chemistries for application in biology, chemistry, health/medicine/diagnostics and the environment" ("CHEMAG Project"). There is no obligation to repay grants received, in amount of (euro) 418,000.

     h.   In September 2003, a shareholder assigned to the Company various patents with respect to methods for producing diagnostic kits and undertook to assist Savyon in their exploitation. In consideration thereof, the shareholder is entitled to receive royalties at a rate of
          4% of all net sales of the relevant future products by the Company.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- LONG-TERM BANK LOANS

     a.   Composed as follows:

                                   INTEREST RATE          DECEMBER 31,
                                 ----------------       ----------------
                                 2006        2005       2006       2005
                                 ----        ----       ----       -----
                                         %                 AUDITED
                                 ----------------       ---------------

Loans from banks                 7.7          5.1       $233       $ 48
Less - current maturities                                 80         17
                                                        ----       ----

                                                        $153       $ 31
                                                        ====       ====

     b.   Maturities of long-term loans subsequent to the balance sheet date are as follows:

                                       DECEMBER 31,
                                      ---------------
                                      2006       2005
                                      ----       ----
                                          AUDITED
                                      ---------------

First year (current maturities)       $ 80       $ 17
                                      ----       ----

Second year                             80         17
Third year                              73         14
                                      ----       ----

                                       153         31
                                      ----       ----

                                      $233       $ 48
                                      ====       ====

     c.   Covenants:

          The Company has a bank covenant provision which includes, amongst others, compliance with different financial ratios and other provisions. As of December 31, 2006, the Company complied within all such provisions.

NOTE 9:- LONG-TERM LOAN FROM A SHAREHOLDER

     In January 2003, the Company received a loan in the amount of $ 1,200. The loan bears an annual interest rate of LIBOR+1.75%. According to the agreement, all of the shareholders will determine the repayment date.

     The loan will be converted into shares immediately upon liquidation.

     During the years ended December 31, 2006, 2005 and 2004, the Company repaid amounts of $ 204, $ 193 and $ 102 (unaudited), respectively, from the loan.
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

     b.   In January 2005, the Company issued 2 Ordinary shares to its shareholders in consideration for $ 300.There were no significant issuance expenses.

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

          1.   Corporate tax structure:

               Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in
               2010 and thereafter.

          2.   Tax benefits under the Israeli Law for the Encouragement of
               Capital Investments, 1959 ("the Law"):

               A portion of the Company's production facilities have been granted the status as an "Approved Enterprise", according to the
               Law, under two investment programs ("the Programs").

               In accordance with the Law, the Company has chosen the
               alternative benefits track. Accordingly, taxable income derived from the "Approved Enterprises" is tax exempt for a period of two to four years and is eligible for a reduced corporate tax rate of up to 15% for an additional period of six to eight years, based on the percentage of foreign investment in the Company. The abovementioned tax benefits are scheduled to gradually expire through 2006 for the first program and 2015 for the second program.

               The benefit period for each of the Programs is limited to 12 years from the year in which the enterprise began operations, or
               14 years from the year in which the approval was granted,
               whichever is earlier.

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- INCOME TAXES (CONT.)

               The entitlement to the above benefits is conditioned upon the fulfillment of the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in an "Approved Enterprise". In the event of failure to comply with these conditions, the benefits may be canceled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest.

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

               If the net retained tax-exempt income is distributed in a manner other than in the complete liquidation of the Company, it would be taxed at the corporate tax rate applicable to such profits as if the Company had not elected the alternative system of benefits and an income tax liability.

               Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the statutory tax rate.

               On April 1, 2005, an amendment to the Law came into effect ("the
               Amendment") that has significantly changed the provisions of the
               Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise, such as provisions generally requiring that at least 25% of the
               Beneficiary Enterprise's income will be derived from export. The
               Company's income from Beneficiary Enterprise in 2005 and 2006 is immaterial. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

               However, the Investment Law provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing "Approved
               Enterprise" will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income generated under the provisions of the new law, will subject the
               Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income.

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

                                                           DECEMBER 31,
                                                         ---------------
                                                         2006       2005
                                                         ----       ----
                                                             AUDITED
                                                         ---------------
Deferred tax assets:
   Reserves and allowances                               $ 71       $ 86
                                                         ----       ----

Total deferred tax asset                                   71         86
                                                         ----       ----

Deferred tax liabilities:
   Management fees                                        112          -
   Property and equipment                                  14        (10)
                                                         ----       ----

Net deferred tax assets before valuation allowance        197         76
Valuation allowance                                         -          -
                                                         ----       ----

Net deferred tax assets                                  $197       $ 76
                                                         ====       ====

Deferred tax assets presented in balance sheet:

   Non-current deferred tax assets                       $154       $ 33
   Other current deferred tax assets                       43         43
                                                         ----       ----

Net deferred tax assets                                  $197       $ 76
                                                         ====       ====

     c.   A reconciliation between the theoretical tax expenses, assuming all income is taxed at the statutory tax rate applicable to income of the
          Company, and the actual tax expense as reported in the statements of income, is as follows:

                                                                                  YEAR ENDED DECEMBER 31,
                                                                              -------------------------------
                                                                              2006          2005         2004
                                                                              -----        -----        -----
                                                                                   AUDITED            UNAUDITED
                                                                              ------------------        -----

Income before income taxes, as reported in the statements of income           $ 110        $ 305        $ 122
                                                                              =====        =====        =====
Tax based on statutory tax rate in Israel (31% in 2006, 34%
   in 2005 and 36% in 2004)                                                   $  34        $ 103        $  44
                                                                              -----        -----        -----
Decrease in taxes resulting from the effect of "Approved Enterprise"              -           (6)          (3)
   benefits
Non-deductible expenses                                                          33           10           10
Deductible expense for tax purposes only                                        (21)        (103)         (17)
Taxes in respect of prior years                                                   -          (10)           -
Valuation allowance                                                               -          (20)         (21)
Other                                                                            (8)          (5)           3
                                                                              -----        -----        -----

                                                                                  4         (134)         (28)
                                                                              -----        -----        -----
Actual income tax                                                             $  38        $ (31)       $  16
                                                                              =====        =====        =====

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- INCOME TAXES (CONT.)

     d.   The provision for income taxes is comprised as follows:

                        YEAR ENDED DECEMBER 31,
                     ----------------------------
                     2006        2005        2004
                     ----        ----        ----
                         AUDITED           UNAUDITED
                     ----------------        ----

Current taxes        $ 47        $ 47        $ 16
Deferred taxes         (9)        (78)          -
                     ----        ----        ----

                     $ 38        $(31)       $ 16
                     ====        ====        ====

NOTE 12:- SELECTED STATEMENTS OF OPERATIONS DATA

     a.   Research and development costs, net:

                                                      YEAR ENDED DECEMBER 31,
                                                   ------------------------------
                                                   2006         2005         2004
                                                   -----       -----        -----
                                                        AUDITED           UNAUDITED
                                                   -----------------        -----

Materials                                          $  70       $  36        $  67
Wages and related benefits                           353         333          338
Depreciation and amortization                        106          40           31
Rent, maintenance and motor vehicle expenses          77          93           72
Consulting                                            39          86           84
Travel expenses                                       21          27           30
Other                                                  5          30            4
                                                   -----       -----        -----

                                                     671         645          626
Less - grants and participations                     134          75           46
                                                   -----       -----        -----

                                                   $ 537       $ 570        $ 580
                                                   =====       =====        =====

     b.   Financial expenses (income), net:

Income:
  Exchange rate differences                        $   -       $   -        $ (86)
                                                   -----       -----        -----

Expenses:
  Interest and others                                 61          66           40
  Exchange rate differences and bank charges          24           2           22
                                                   -----       -----        -----

                                                      85          68           62
                                                   -----       -----        -----

                                                   $  85       $  68        $ (24)
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

     b.   The following data presents total revenues and long-lived assets for the years ended and as of December 31, 2006, 2005and 2004:

                                       2006                      2005                      2004
                                -------------------       -------------------       -------------------
                               LONG-LIVED    TOTAL      LONG-LIVED     TOTAL      LONG-LIVED     TOTAL
                                ASSETS      REVENUES      ASSETS      REVENUES      ASSETS      REVENUES
                                ------       ------       ------       ------       ------       ------

Israel                          $1,215       $  353       $1,129       $  451       $  904       $  492
Western Europe (excluding
   France and Germany)               -        1,277            -        1,183            -          857
France                               -        1,067            -        1,377            -        1,300
Eastern Europe                       -          369            -          291            -          284
Asia                                 -          476            -          365            -          335
United States                        -          434            -          568            -          177
Germany                              -          656            -          671            -          787
Other                                -          217            -          197            -          164
                                ------       ------       ------       ------       ------       ------

                                $1,215       $4,849       $1,129       $5,103       $  904       $4,396
                                ======       ======       ======       ======       ======       ======

     c.   Major customer data (percentage of total sales):

                           YEAR ENDED DECEMBER 31,
                      ----------------------------------
                      2006           2005           2004
                      ----           ----           ----
                           AUDITED               UNAUDITED
                      -------------------           ----

Customer A             22%            27%            29%
Customer B             13%            13%            18%

                                                         SAVYON DIAGNOSTICS LTD.
NOTES TO FINANCIAL STATMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- BALANCES AND TRANSACTIONS WITH RELATED PARTIES

     a.   Balances with related parties:

                                                                       DECEMBER 31,
                                                                   -------------------
                                                                    2006         2005
                                                                   ------       ------
                                                                         AUDITED
                                                                   -------------------
Assets:
Trade receivables (on account of purchases from the Company)       $   86       $   70
                                                                   ======       ======
Liabilities:
Management fees to shareholders                                    $1,010       $  787
                                                                   ======       ======

Long-term loans from a shareholder (see Note 9)                    $  552       $  744
                                                                   ======       ======

     b.   Transactions with related parties:

                                                                        YEAR ENDED DECEMBER 31,
                                                                      ---------------------------
                                                                      2006       2005       2004
                                                                      ----       ----       ----
                                                                          AUDITED         UNAUDITED
                                                                      ---------------       ----
Expenses:
  Management fees and reimbursement of expenses to shareholders       $396       $396       $432
                                                                      ====       ====       ====
Interest on a long-term loan from a shareholder (see Note 9)          $ 52       $ 48       $ 39
                                                                      ====       ====       ====
Income:
  Income from manufacturing and sales to a related party              $286       $325       $405
                                                                      ====       ====       ====

     c.   The Company manufactures and sells its products, amongst others, to a related party (Gamidor Diagnostics Ltd.), and purchases part of its raw material from related party (Danyel Biotech Ltd.), and pays management fees and reimbursement of expenses to shareholders
          (Healthcare Technologies Ltd. and Martin Lee).

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
                              certain investors, executives and additional
                              subscribers, Healthcare Technologies Ltd.,
                              Procognia Ltd. and Glycodata Ltd.

4.26             99.1(13)     Distribution Agreement between Dade Behring Marburg
                              GmbH and Gamidor Diagnostics

4.27             99.2(13)     Distribution Agreement between Amersham Pharmacia
                              Biotech AB and Danyel Biotech Ltd.

4.28             99.3(13)     Deal Structure Document for Savyon 2003 Transaction.

4.29             10(14)       Agreement between Biodiagnostic (Savyon) and
                              Advance Products (B.G. Negev Technologies and
                              Applications) Ltd. dated October 31, 1983.

4.30             4.30         Agreement dated October 26, 1994 with the
                              Washington Research Foundation.

4.31             14           Assignment Agreement Amersham - dated August 2,
                              2001.

4.32             16           Term Sheet for ImmvaRx transaction.

4.33             17           Audit Committee Charter.

4.34             17           Agreement for the sale of the Company's shares in
                              Procognia to Gamida.

4.35             15           Agreement between Healthcare Technologies Ltd.,
                              Gamida For Life B.V., Macqaurie Bioventures Inc.
                              and NexGen Biofuels Inc.

8.               99.5         Subsidiaries of the Registrant.

11               17           Code of Ethics

12.1             15           Certification of Chief Executive Officer pursuant
                              to 18 U.S.C. Section 1350 as adopted pursuant to
                              Section 906 of the Sarbanes-Oxley Act Of 2002.

12.2             15           Certification of Chief Financial Officer pursuant
                              to 18 U.S.C. Section 1350 as adopted pursuant to
                              Section 906 of the Sarbanes-Oxley Act Of 2002.

12.3             15           Certification of Chief Executive Officer pursuant
                              to Rule 13a-14(a) of the Securities Exchange Act of
                              1934, as amended.

12.4             15           Certification of Chief Financial Officer pursuant
                              to Rule 13a-14(a) of the Securities Exchange Act of
                              1934, as amended.

23               15           Consent of Kost Forer & Gabbay.

                 ----------

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

Date: June 28, 2007

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

Exhibit 12.4 CERTIFICATION OF CHIEF FINANCIA OFFICER PURSUANT TO RULE 13A-14(A)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED